Form 20-F
period 2023-03-31
Infosys Ltd
filed 2023-06-15
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2023

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

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 4,148,560,044 Equity Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data file required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of large accelerated filer, accelerated filer and emerging growth company in Rule 12b-2 of the Exchange Act:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Auditor ID: Auditor Name: Auditor Location:

01180 Deloitte Haskins & Sells LLP Bengaluru, Karnataka, India

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

Except as otherwise stated in this Annual Report on Form 20-F, all translations from Indian rupees to U.S. dollars are based on the fixing rate in the city of Mumbai on business days for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India (“FEDAI”).

On March 31, 2023, this exchange rate was ₹82.17 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding off.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 20-F contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the ‘Risk Factors’ section in this Annual Report on Form 20-F. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report on Form 20-F are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law.

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

Outlined below are some of the risks that could cause our revenues and profitability to fluctuate. While the summary below provides an indication of the risks that we face, readers should read the detailed risk factors that follow immediately, for a deeper understanding of the risk factor, steps taken by the organization to mitigate them and the potential consequential impact on our business, profitability, growth and reputation.

I. Risks related to the markets in which we and our clients operate

a.
Spending on technology products and services by our clients and prospective clients fluctuates depending on many factors, including the economic, geo-political, monetary, and fiscal policies, and regulatory environment in the markets in which they operate.
b.
An economic slowdown or other factors may affect the economic health of the United States, the United Kingdom, the European Union (“EU”), Australia or those industries where our revenues are concentrated.
c.
Our clients may be the subject of economic or other sanctions by governments and regulators in key geographies that we operate in, limiting our ability to grow these relationships, and risking increased penalties and exposure of our business to consequential sanctions.
d.
A large part of our revenues is dependent on a limited number of our clients, and the loss of any one of our major clients could significantly impact our business.
e.
Financial stability of our clients may be affected owing to several factors such as demand and supply challenges, currency fluctuations, regulatory sanctions, geo-political conflicts and other macroeconomic conditions which may adversely impact our ability to recover fees for the services rendered to them.
f.
Intense competition in the market for technology services could affect our win rates and pricing, which could reduce our market share and decrease our revenues and profits.

g.
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

II. Risks related to the investments we make for our growth

a.
Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.
b.
We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

III. Risks related to our cost structure

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
d.
Wage pressures and the hiring of employees and sub-contractors either outside or in India may prevent us from sustaining some of our competitive advantage and may reduce our profits.
e.
Currency fluctuations and changes in interest rates may affect the results of our operations and yield on cash balances.

IV. Risks related to our employee workforce

a.
Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.

V. Risks related to our contractual obligations

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
d.
Our inability to execute contracts and / or amendments with clients on a timely basis can impact our revenues and profits, causing fluctuations in our reported results.

VI. Risks related to our operations

a.
Our transition to a hybrid working model may expose us to various risks.
b.
Our reputation could be at risk and we may be liable to our clients or to regulators for damages caused by inadvertent disclosure of confidential information and sensitive data.
c.
Our reputation could be at risk and we may be liable to our clients for damages caused by cybersecurity incidents.
d.
Our reputation may be impacted, and we may incur financial liabilities if privacy breaches and incidents under General Data Protection Regulation (“GDPR”) adopted by the EU or other data privacy regulations across the globe are attributed to us or if we are not able to take necessary steps to report such breaches and incidents to regulators and data subjects, wherever applicable, within the stipulated time. Further, any claim from our clients for losses suffered by them due to privacy breaches caused by our employees may impact us financially and affect our reputation.
e.
The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms, pandemics and other disasters.
f.
The safety of our employees, assets and infrastructure may be affected by untoward incidents beyond our control, impacting business continuity or reputation.
g.
Our reputation, access to capital and longer-term financial stability could be at risk if we are unable to meet our stated goals under our Environmental, Social and Governance (ESG) 2030 vision.

VII. Risks related to legislation and regulatory compliance

a.
We have experienced and may continue to experience, a shortage in the supply of IT workers, which could increase due to enactment of restrictive legislations and regulations on immigration in certain geographies which would adversely affect our business.
b.
New and changing regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our costs of compliance.
c.
The intellectual property laws of India may not give sufficient protection to software and the related intellectual property rights to the same extent as those in the United States. We may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

VIII. Risks related to the ADSs

a.
The price of our ADSs and the U.S. dollar value of any dividends we declare may be negatively affected by fluctuations in the U.S. dollar to Indian rupee exchange rate.
b.
ADS holders may be restricted in their ability to exercise voting rights.
c.
ADS holders may be restricted in their ability to participate in a buy-back of shares offered by us.
d.
The reintroduction of dividend distribution tax rate or introduction of new forms of taxes on distribution of profits or changes to the basis of application of these taxes and/or changes to Buyback regulations could adversely affect the returns to our shareholders.

I. Risks related to the markets in which we and our clients operate

Spending on technology products and services by our clients and prospective clients fluctuates depending on many factors, including the economic, geo-political, monetary and fiscal policies and regulatory environment in the markets in which they operate.

The technology and IT budgets of our clients are frequently impacted by economic slowdowns, geopolitical conflicts or uncertainties in the markets in which they operate. Resulting reductions in IT spending have in the past adversely impacted, and may in the future adversely impact, our revenues, gross profits, operating margins and results of operations.

Increased regulation, changes in existing regulation or increased government intervention or sanctions in the industries in which our clients operate or economic uncertainty due to inflation and potential global slowdown may adversely affect the growth of their respective businesses and may reduce demand for our services or cause us to incur additional costs in our processes or personnel, thereby negatively affecting our business, results of operations and financial condition. For instance, clients in the financial services sector have been subject to increased regulation following the enactment of, and subsequent amendments to, the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. Similarly, our clients may be subject to stringent compliance requirements, including industry specific compliance, privacy and security standards for handling data, which could impact the manner in which we provide our services.

Further, regulators have imposed guidelines for the use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. Regulators across the world may regulate emerging technologies by setting boundaries or banning their use. Evolving regulatory frameworks may impact revenue and profitability of our technology sector clients who invest in such emerging technologies and anticipate deriving revenue from such emerging technologies. Reduced or delayed IT spending may also lead to our clients cancelling ongoing projects with us, requesting pricing discounts, seeking extended payment terms or consolidating the technology service providers that they partner with. In the past such events have adversely impacted our utilization rates, the revenue earned per billed person month, the competitiveness of our proposals, our gross margins and our cash flows.

Macroeconomic uncertainties and geopolitical conflicts have in the past, and may in the future, lead to an increase in consumer and wage inflation, energy prices, interest rates, and currency fluctuations thus impacting revenue and profitability of some of our clients. For example, some of our clients shut down their operations in Russia due to the conflict in Eastern Europe. As a result, clients may become cautious and reduce their discretionary spending in the short term or delay their decision-making process with respect to their contracts, thereby affecting our revenue. Clients looking to optimize costs may prioritize cost takeout projects, and we may need to alter our offerings, talent mobility and marketing efforts to capture these opportunities. Any geopolitical conflict may impact our ability to service our global clients if we are unable to move our operations out of conflict zones in a timely manner or our cost of operations increases as our work is moved to an alternate location. Geopolitical conflicts may impact our clients’ business that are spread across the conflicting geographies. Such conflicts may lead to clients prioritizing budgets for investments to decouple from geopolitical conflicts zones. Such investments could lead to a reduction in discretionary investments by our clients in technology services thus impacting our revenue and profitability. Some of our clients in the banking sector could be impacted by the recent banking crisis.

Additionally, any sudden resurgence of the COVID-19 pandemic in the geographies where we have significant exposure or our clients have exposure or where a majority of our employees are located may impact our revenues and profitability.

An economic slowdown or other factors may affect the economic health of the United States, the United Kingdom, the European Union (“EU”), Australia or those industries where our revenues are concentrated.

Our revenues are concentrated in a few geographies and client industry segments. In fiscal 2023, 61.8%, 25.7% and 9.9% of our revenues were derived from projects in North America, Europe and the rest of the world, respectively. In fiscal 2023, we derived 29.8% of our revenues from the financial services and insurance industry.

Instability and uneven growth in the global economy has had an adverse impact on the growth of the IT industry in the past and may continue to impact it in the future. This instability also impacts our business and results of operations and may continue to do so in the future. For instance, if the economies of the United States, United Kingdom or the EU weaken or if their growth remains uneven, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Some factors that may affect our clients’ businesses include supply chain issues, labor shortages, inflation, or other macroeconomic factors.

Any future global economic uncertainty, arising out of various factors including any global pandemic or geopolitical conflicts impacting the financial services industry, retail, consumer goods, energy and manufacturing on which we depend for a substantial portion of our annual revenues, may result in the reduction, postponement or consolidation of IT spending, contract terminations, deferrals of projects or delays in purchases by our clients. This may lower the demand for our services or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability. For instance, the financial services industry was severely impacted by the economic crisis that started in 2008 in the United States, which led to the United States federal government taking over or providing financial support to many leading financial institutions and with some leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Similarly, the recent banking crisis may impact the financial stability of some of our customers, which may, in turn, impact our revenues and profitability.

We also depend on clients in the energy sector to generate our revenues. Any impact in the energy sector due to oil price volatility such as the volatility caused by the conflict in Eastern Europe which is leading to the suspension or closure of operations in those geographies by our clients, may lead to economic pressure on our clients and in turn impact our revenues and profitability.

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

Overall, increased and changing requirements may result in impact on mobility programs, as well as increased costs due to greater, more complex internal operations to meet varying compliance obligations. Recent changes or any additional adverse revisions to immigration laws and regulations or inordinate delays in getting visas due to pandemic induced operational challenges in the jurisdictions in which we operate have in the past caused and may continue to cause us delays, staffing shortages, additional costs, and/ or an inability to bid for or fulfill projects for clients, any of which could adversely affect our business, results of operations and financial condition.

Our clients may be the subject of economic or other sanctions by governments and regulators in key geographies that we operate in, limiting our ability to grow these relationships, and risking increased penalties and exposure of our business to consequential sanctions.

We engage with clients that operate in various geographies and sectors, including in conflict zones or in highly regulated sectors. Sanctions may be enforced on them, their investors or their key managerial personnel either before they become our clients or during the course of our work with them. While we take reasonable precautions to determine if a potential client is on a sanctioned list, our ability to screen and ensure we do not enter into contract with any such clients depends on the data available in the public domain or third-party databases on sanctioned entities or personnel. If a client is subject to sanctions during the course of our work with them, such engagements may expose us to consequential sanctions, administrative action or loss of any government contracts or engagements.

A large part of our revenues is dependent on a limited number of our clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. In fiscal 2023, our five largest clients together accounted for 12.7% of our total revenues, and our ten largest clients together accounted for 20.2% of our total revenues. The volume of work we perform for different clients may vary from year to year depending on the discretion of our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. There are a number of factors, other than our performance, that could cause the loss of a client or reduction of business from a client. In certain cases, our business may be impacted when a large client either changes its outsourcing strategy by moving more work in-house or replacing its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging geopolitical, economic or competitive environment may also result in the loss of a client’s business in part or in full. If we lose one of our major clients or if one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be adversely affected.

Financial stability of our clients may be affected owing to several factors such as demand and supply challenges, currency fluctuations, regulatory sanctions, geo-political conflicts and other macroeconomic conditions which may adversely impact our ability to recover fees for the services rendered to them.

Our clients face business challenges and pressures due to several factors that could affect their ability to pay their vendors on time and result in a downward revision of their credit ratings and their ability to raise funds. Any such downgrading of their credit rating could adversely affect our credit terms with such clients, leading to adverse impact on our cash flow and results of operations. While we take precautions to evaluate a client’s credit risks before we onboard them, any sudden variation in the financial health of our clients owing to macroeconomic conditions, including volatility in the banking sector, geo-political conflicts or other global challenges may adversely affect our ability to recover the fees for the services rendered to our clients. Some of our clients may be impacted by the banking crisis if they have any financial exposure to the affected banks. Any adverse change in India’s debt rating or our credit rating by international or domestic rating agencies could also negatively impact our business and profitability.

Outbreaks of contagious diseases, viruses or pandemics, such as the COVID-19 pandemic, could disrupt our business, financial condition, and results of operations.

Outbreaks of contagious diseases, viruses, or pandemics, such as the COVID-19 pandemic, and related mitigation efforts have disrupted, and may in the future disrupt, our business. The extent of the impact of the COVID-19 pandemic, or any future pandemic or outbreak of disease, on our business will depend on factors that are highly uncertain and cannot be predicted, such as the availability of effective vaccines, regulatory actions impacting our business and our clients, and changes to consumer behavior or spending patterns. We may also be adversely affected as a result of the impact that the COVID-19 pandemic or any other future outbreak of disease could have on our third-party providers. To the extent the ongoing COVID-19 pandemic or a similar public health threat has an impact on our business, it is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We may not be able to provide end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

In recent years, we have been expanding the nature and scope of our client engagements by extending the breadth of solutions and services that we offer, which include, for example, software applications, automation solutions, digital design and analytics services, engineering services, cloud related services, application development and maintenance, consulting, BPM, systems integration and security and infrastructure management. If we fail to anticipate and develop new offerings utilizing emerging technologies, such as Artificial Intelligence (“AI”) based automation, Generative AI, cloud, robotic process automation, blockchain, IoT, and autonomous vehicles, or enhance existing offerings to keep pace with rapid changes in technology and in the industries on which we focus, our business, financial condition and results of operations may be adversely affected.

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

Intense competition in the market for technology services could affect our win rates and pricing, which could reduce our market share and decrease our revenues and profits.

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

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources or competitors with more competitive service offerings in emerging areas of demand, such as digital design, cloud-based solutions and cybersecurity. In addition, some of our competitors have added offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from consulting, technology services and outsourcing firms with current operations in other countries, such as Eastern Europe, China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partnerships, greater brand recognition and greater ability to hire key technology and management talent than we do. We may be unable to compete successfully against these competitors or may lose clients to these competitors. Additionally, our ability to compete effectively also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs. If we lose clients, fail to attract new clients, or are forced to make pricing concessions as a result of our inability to differentiate our services, commoditization or increased competition, our business, financial condition and results of operations may be adversely affected.

Moreover, our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive efficiency gains, volume discounts or lower rates. This may impact our ability to pass on any increases in our costs to the clients. In addition, existing and new clients are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Any inability to maintain or increase pricing may also adversely impact our revenues, gross profit, operating margin and results of operations. Further macro-economic uncertainties may have an adverse impact on our ability to increase pricing for our services and may lead certain clients to negotiate their existing contracts with us.

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

In addition, in order to continue expanding our business, we may need to significantly expand our sales and marketing group, which would increase our expenses and may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations would likely be adversely affected. Additionally, macroeconomic uncertainties and geopolitical conflicts may lead to clients re-evaluating their spending, which may lead them to decide not to extend or renew their business with us.

II. Risks related to the investments we make for our growth

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances on a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. We have recently introduced, and propose to introduce, several new solutions involving Generative AI, cloud, AI-based automation, robotic process automation, blockchain, IoT, autonomous vehicles and other technologies. Our inability to identify any future changes or disruptions in the technology space, inability to develop services around them, tailor our go to market strategy to take these services to our global customers ahead of competition and enhance our delivery capabilities to execute these services may impact our competitive positioning, market share and revenues. In addition, the development of some of these services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our inability to recoup some or all of these investments. If we are not able to identify and timely retire any new services that are not succeeding as per expectations, we may incur additional losses in our investment. Further, more competitively priced or attractive products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Evolving regulatory frameworks in the technology sector may impact our new service offerings and may require us to make additional investments to align our service offerings with regulatory standards.

Additionally, macroeconomic uncertainties and any economic downturn may cause us to reduce our expenditure on ideating, incubating, developing and marketing new service offerings, which may affect our long-term growth prospects.

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

We have in the past, and may in the future, seek to acquire or make strategic investments in complementary businesses, new and emerging technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business.

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

The synergies that we expect from our acquisitions may not materialize as intended for many reasons, including due to inadequate business alignment or if assumptions made at the time of acquisition may not hold good due to internal or external factors. Moreover, even if we do obtain benefits from acquisitions in the form of increased sales and earnings, there may be a delay between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits.

Further, if we acquire a company, we could have difficulty in assimilating that company’s personnel, operations, products, services, solutions, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

We have made, and may in the future make, strategic investments in early-stage technology start-up companies to gain experience in or exploit niche technologies. However, our investments may not generate expected returns if the demand, supply and cash flow of these companies are adversely affected due to economic uncertainty or geopolitical conflicts. The lack of profitability of any of our investments could adversely affect our results of operations.

We have entered into alliances with many technology companies to enhance services offered to our clients. Most of the alliances are non-exclusive and alliance partners are not prevented from entering into agreements with our competition and/or compete against us. If we are not able to enter into alliances with new partners, it may impact our ability to enhance service offerings. We may not be able to obtain expected benefits if there is a reduced demand for services or products offered by the alliance partners which in turn may impact our revenue growth.

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

A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance for any particular period. As a result, unanticipated variations in the number and timing of our projects, employee utilization rates, location of employee deployment, or the accuracy of our estimates of the resources required to complete ongoing projects or uncertain economic situations arising out of various factors may cause significant variations in our results of operations in any particular period. There are also a number of factors that are not within our control that could cause fluctuations in our results of operations from period to period. Our profitability could be affected by pricing pressures on our services, competition for digital capabilities, volatility of the exchange rates between the Indian rupee, the U.S. dollar, and other currencies in which we generate revenues or incur expenses, increased wage pressures in India and at other locations where we maintain operations, increases in taxes or the expiration of tax benefits, the size and timing of facilities expansion and the resulting depreciation and amortization costs, economic downturns, or changes in immigration laws, policy, and enforcement in our key markets that would restrict offshore outsourcing or restrict the availability of certain visas thereby limiting our ability to staff the projects in a timely manner and generate revenues. Further, investments towards our localization strategy and any increase in wages due to market pressures and/or immigration regulations would increase our cost of doing business onsite significantly, which would impact our profitability.

While we seek to manage costs efficiently, if the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profits. Additionally, we have recently opened technology and investment hubs in some of the countries in which we operate. Increased hiring of personnel within these hubs along with staff for enabler functions and management teams may increase our cost of doing business and thereby have an adverse impact on our profits. Our cost of operations is higher at onsite compared to offshore and hence we maintain most of our bench offshore. Due to economic uncertainties, our clients may decide to reduce their business with us. Our profitability may be negatively impacted if we are unable to eliminate fixed or committed costs in line with reduced demand. Additionally, any sudden change in demand may impact utilization in short term thereby impacting profits.

Our cost structure is high in initial periods of large deals due to higher onsite efforts, transition costs and other deal specific costs that we can incur, which can introduce volatility in our margin profile. In addition, we may acquire assets such as hardware, software, products, physical infrastructure, IP, etc., and / or rebadge employees as part of the large deals. Some of the large deals may require us to acquire such assets in the future while pricing assumptions for the same are decided upfront at the time of signing of the deal. In addition, we may make various other assumptions related to the cost structure and / or to the execution of the deal. Any changes to these assumptions due to external or internal factors may impact the profitability. Additionally, the competition for talent has impacted, and continues to impact, our wage costs. Wage increases may prevent us from sustaining our competitive advantage and may negatively affect our profits.

Furthermore, in the past, our profit has been adversely impacted by the expiration of certain tax holidays and benefits in India, and we expect that it may be further adversely affected as additional tax holidays and benefits expire in the future.

In addition, due to competitive market conditions and pricing pressures, we are committing to higher productivity improvements in our contracts with our clients. Any failure to realize such anticipated productivity improvements either due to our inability to identify areas to automate, optimize processes, effectively address service delivery risks or manage client requirements may impact our profitability. Any increase in operating expenses not offset by an increase in pricing or any acquisition with a lower profitability could impact our operating margins. Unplanned expenditures incurred to facilitate our hybrid working model, such as increased information security requirements, may adversely affect our profitability.

Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.

Our employee base grew significantly in the recent periods. Between March 31, 2019, and March 31, 2023, our total employee count grew from 228,123 to 343,234 representing a compounded annualized growth rate of 10.8%.

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

Wage pressures and the hiring of employees and sub-contractors either outside or in India may prevent us from sustaining some of our competitive advantage and may reduce our profits.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. Although a vast majority of our current workforce is based in India, we have recently increased and expect to continue to increase hiring in other jurisdictions, including the United States, the United Kingdom, continental Europe and Australia. This increase has been driven, in part, by recent indications that immigration policy, and/or enforcement in these countries could undergo significant changes. Such hiring has resulted and could further result in overall increased wage costs and risks thereby impacting operations and profitability. Prolonged conflicts and macro-economic uncertainties may increase inflation in key geographies, thereby increasing wage costs.

Additionally, wage increases in India may prevent us from sustaining our competitive advantage and may negatively affect our profits. We have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, as well as from companies within India. Increased demand for talent in India due to higher levels of offshoring across the industry could also cause wages to increase for certain management level employees and skilled professionals. This competition has led to wage pressures in attracting and retaining employees, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. In addition, any changes to the employment laws in the countries in which we operate including India, that may increase the compensation or social security benefits we offer our employees may impact our profitability.

We may need to increase our employee compensation more rapidly than in the past owing to the recent phenomenon of increasing rate of inflation in many of the geographies that we operate in. In addition, we may need to increase our employee compensation to be able to attract and retain employees skilled in newer technology areas or to remain competitive with other employers or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. In certain years, we may issue incentive compensation plans including stock-based compensation plans to our employees and management. Any compensation increases in the future may result in higher operating costs and lower profitability. In certain years, we may not give wage increases due to adverse market conditions while our competitors may still give wage increases. This may result in higher attrition rates and may impact our ability to hire highly skilled technology professionals. If we are unable to retain our employees, our employee compensation costs may be substantially higher as we may need to offer higher salaries to attract new employees. Higher salary offered to new joinees may negatively impact tenured employee satisfaction and sentiments if we fail to raise salary of tenured employees to eradicate disparity. In addition, employee productivity and delivery milestones may be adversely affected as new employees require additional time to scale up leading to higher fulfilment costs including potential penalties from clients.

We are investing substantial cash in creating physical and technological infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of March 31, 2023, we had contractual commitments of $117 million for capital expenditures, including commitments related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with expansion of existing facilities and construction of new facilities. We will continue to invest in the expansions of existing facilities and construction of new facilities to meet our growth requirements which may increase our fixed costs. We are also investing in the development of new facilities, including in Tier 2 cities across India, to enable our hybrid working model, which may also increase our facilities cost. If we are unable to grow our business and revenues proportionately, our profitability will be adversely impacted.

Changing business and operating models with employees continuing to work remotely in hybrid model may reduce the use of our physical infrastructure. Continued incurrence of operational cost to maintain these facilities may adversely affect our profitability.

Currency fluctuations and changes in interest rates may affect the results of our operations and yield on cash balances.

Our functional currency is the Indian rupee and majority of our expenses in U.S. dollar and Indian rupees.

We generate a majority of our revenues in foreign currencies, such as the U.S. dollar or the Euro, the Australian dollar, and the United Kingdom Pound Sterling, through our sales in the United States and elsewhere. We avail products and services from overseas suppliers in various currencies. As a result of the increased volatility in the foreign exchange currency markets, there may be demand from our clients that the impact associated with foreign exchange fluctuations be borne by us. Also, we hold a substantial majority of our cash funds in Indian rupees. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the Euro, the Australian dollar and the United Kingdom Pound Sterling, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in U.S. dollar and Indian rupees. Accordingly, changes in exchange rates could adversely affect our revenues, other income, cost of sales, gross margin and net income, and may have a negative impact on our business, results of operations and financial condition. For example, during fiscal 2023, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, affected our incremental operating margins by approximately 0.44%.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange exposures. Our purchase of these derivative instruments, however, may not be adequate to insulate ourselves from foreign currency exchange risks.

We may incur losses due to unanticipated or significant intra quarter movements in currency markets which could have an adverse impact on our profits and results of operations. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively.

Further, the policies of the Reserve Bank of India (“RBI”) may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the Rupee and foreign currencies.

A majority of our investments are in India-based assets and are exposed to fluctuations in the interest rate environment in the country, which depends to a great extent on the RBI’s monetary policy. Changes in monetary policy in the form of interest rate cuts could result in lower interest income and affect our profitability.

Adverse currency movements arising out of macroeconomic issues or geopolitical conflicts may adversely impact our profitability.

IV. Risks related to our employee workforce

Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.

Our ability to execute projects (especially large, complex and integrated programs), maintain our client relationships and acquire new clients depends largely on our ability to attract, hire, train, motivate and retain highly skilled technology professionals, project managers and other mid-level professionals. If we cannot hire, motivate and retain personnel, our ability to bid for projects, obtain new deals, execute large deals, build and sell new service offerings or software platforms and expand our business will be impaired and our revenues could decline.

The availability of science and technology professionals in certain geographies where we operate or into which we choose to expand in the future may be inadequate to satisfy our demand requirements. This may also adversely impact our efforts to localize our workforce in these geographies. Any travel or immigration related restrictions may further affect our ability to hire or deploy necessary personnel in order to compete for and provide services to clients in these geographies.

Increasing worldwide competition for skilled technology professionals and increased hiring by technology companies, particularly in India, may affect our ability to hire and retain an adequate number of skilled and experienced technology professionals. We may see volatility in the attrition percentage of our workforce in India and across different locations.

Changing technology, industry needs and changing demography increases the need for hiring differently skilled and diversified talent. For instance, the new wave of digital services requires talent with differentiated skills in creative design, data science, statistical analysis, AI and machine learning. The talent pools with such skills could be different from our traditional sources of recruitment and may come at higher cost. If we are unable to hire, retain and redeploy our technology professionals to keep pace with such continuing changes in technology, it may adversely affect our ability to bid for and obtain new deals and may adversely affect our business.

During fiscal 2023, there has been a significant increase in the number of employees we onboarded remotely. Our inability to integrate employees that we hire into our existing corporate culture due to our hybrid working model may adversely impact the results of our operations. We also hire and train fresh college graduates each year. If we are unable to timely and effectively train and deploy them on client projects, our utilization, client satisfaction and profitability could be adversely affected.

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

With increased attrition and mobility restrictions, there is a higher dependency on sub-contractors to deliver the committed services to clients, which may also impact our profitability.

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

Competition for senior management in our industry is intense, and we may not be able to retain senior management personnel or attract and retain new senior management personnel in the future. Furthermore, we do not maintain key man life insurance for any of the senior members of our management team or other key personnel. The loss of any member of our senior management or other key personnel, or if they become unavailable for an extended period of time due to health issues, security threats or any other business issues may adversely affect our business, results of operations and financial condition.

V. Risks related to our contractual obligations

Our failure to complete fixed-price and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we offer an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2023 and 2022, revenues from fixed-price, fixed-timeframe projects accounted for approximately 52% and 53% of our total revenue, respectively. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we enter into transaction-based pricing contracts with certain clients who were not previously offered such terms in order to give them the flexibility to pay as they use our services.

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

Our clients typically retain us on a non-exclusive, project-by-project basis. Many of our client contracts, including those that are on a fixed-price, fixed time frame basis, can be terminated with or without cause, between zero and 90-days’ notice. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control, which might lead to termination of a project or the loss of a client, including:

•
financial difficulties for a client including limited access to the credit markets, increased cost of debt service, increased cost of operations, insolvency or bankruptcy, adverse impact due to the macro-economic factors and/or geo-political conflicts;
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
•
mergers and acquisitions;

•
consolidation of technology spending by a client, whether arising out of mergers and acquisitions, or otherwise; or
•
sudden ramp-downs in projects due to an uncertain economic environment or a pandemic.

Our inability to control the termination of client contracts could have a negative impact on our financial condition and results of operations. While there have been no material project terminations due to economic uncertainty or geopolitical conflicts, a prolonged uncertainty could heighten the risk that certain of our clients may invoke termination clauses to reduce their expenditure which could in turn affect our growth and profitability.

Our client contracts are often conditional upon our performance, which, if unsatisfactory, could result in lower revenues than previously anticipated.

A number of our client contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined performance goals or service levels. In addition, certain client situations may require us to agree to higher contractual liability exposure limits. Our failure to meet these goals or a client’s expectations in such performance-based contracts may result in us not being able to bill them for expended effort (unbilled) leading not only to a less profitable or an unprofitable engagement but may also result in penalties or fines impacting our overall financial health.

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

Our ability to execute client contracts may be impacted due to lack of talent availability or geopolitical conflicts and this in turn can affect our ability to meet contractual commitments, leading to client dissatisfaction and loss of revenue.

Changed operating working models to work from home and/or inadequate onboarding of new employees due to remote working may impact our revenue productivity, culture and quality of service. This may result in lower client satisfaction and reduced revenue.

Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.

As the size and duration of our client engagements increase, clients may increasingly require benchmarking provisions. Benchmarking provisions allow a client in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of service providers for comparable services and in comparable geography. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the price of our services or provide clients with a right to terminate our services without paying any termination fee. This may have an adverse impact on our revenues and profitability. Benchmarking provisions in our client engagements may have a greater impact on our results of operations during an economic slowdown because pricing pressure and the resulting decline in rates may lead to a reduction in fees that we charge to clients that have benchmarking provisions in their engagements with us.

Our work with governmental agencies may expose us to additional risks.

While the vast majority of our clients are privately or publicly owned, we also bid for work with governments and governmental agencies in key geographies in which we operate. Projects involving governments or governmental agencies carry various risks inherent in the government contracting process, including the following:

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
•
Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business and reputation;
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

Our inability to execute contracts and / or amendments with clients on a timely basis can impact our revenues and profits, causing fluctuations in our reported results.

We generally enter into contracts with our clients prior to beginning work. However, we may occasionally commence working on client projects before contracts or amendments to previously executed contracts are executed. This practice may not only impact our ability to recognize revenue for the effort spent in a specified period, but may also impact margins if cost and revenue are accounted for in different periods. In rare instances of contract abandonment, we might not be in a position to recover the cost for the efforts incurred before contract execution.

VI. Risks related to our operations

Our transition to a hybrid working model may expose us to various risks.

In 2022, we transitioned into a hybrid model of work for our employees and service providers following an extended period of remote work due to the COVID-19 pandemic. We incurred various costs to enable this hybrid working model, including to make sure our offices are safe and hygienic, to convert certain workplaces to enable collaboration while some employees work from home, and to procure and deploy hardware assets, technology infrastructure, information security infrastructure and data connectivity charges for remote working. As we hire, train, deploy talent remotely in this hybrid working model, we may experience the following risks:

•
Our ability to assess the candidates effectively in virtual hiring process may be affected due to potential fake profiles, candidates employing fraudulent mechanisms to respond to virtual interview questions, lack of personal connects with the candidate, and technical infrastructure issues. This may lead to hiring of unqualified or inappropriate candidates and lead to service delivery disruptions impacting our business operations. Increased potential for fraud with the virtual hiring process could delay completion of background verification, impacting our ability to deploy the talent, client satisfaction, and our reputation.

•
If we are not able to effectively train our employees in the hybrid working model due to a lack of physical training sessions and personal connects, it may impact our ability to deploy talent on projects to meet our business requirements which could lead to service delivery disruptions, productivity loss, adverse client sentiments and additional costs.
•
We may have difficulty integrating employees working out of remote locations on a long-term basis into our existing corporate culture and build social capital, which may impact our ability to engage with and retain our high performing employees.
•
We may have greater exposure to cybersecurity and data privacy breach incidents with a large number of employees working remotely, which could hinder our ability to continue services and operations, impacting revenue, profitability and reputation.
•
Continued remote working exposes the company to the risk of some employees working for multiple employers simultaneously (moonlighting) without obtaining required prior approvals and this may result in potential conflict of interests, confidentiality breach, and reduced productivity.
•
Continued employee preferences to work out of remote locations, on a long-term basis, together with expectations from clients to return to office, if not managed adequately, may impact attrition, client satisfaction, and our ability to grow profitably.

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

Our post-pandemic hybrid working model has increased the risk of confidential data breach as our employees are accessing this data from home. While we have taken measures to implement suitable automated controls and educate our employees on the importance of security and the need to adhere to the highest levels of security standards, we may not be able to prevent all data breaches, there by resulting in loss of reputation or adverse financial impact due to resultant penalties or fines.

Our reputation could be at risk and we may be liable to our clients for damages caused by cybersecurity incidents.

The increase in sophistication and complexity of cyber-attacks, cybercrime and cyber insecurity have made the global cyber threat landscape highly volatile. Organizations across the world need to be vigilant in order to shield themselves from cybersecurity risks and the associated perils and challenges.

We, and our third-party service providers, may be targets of cybersecurity attacks, especially because our workforce operates in a hybrid model or due to the global geo-political conflicts. Cyber threats evolve rapidly, and there could be a scenario where we may be unable to adapt our threat detection and prevention measures to detect or prevent new, modified, or evolving threats on an ongoing basis. Sophisticated analysis of larger data sets will enable the misuse of personal information through legitimate legal mechanisms, weakening individual digital sovereignty and the right to privacy, even in well-regulated regimes.

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
•
increased threat and attack surface due to a hybrid work model, emergence of the metaverse;
•
vulnerability of the security automation system to attacks; and
•
malicious use of AI leading to the industrialization of tailored, high volume, high-impact cyber attacks, leaving organizations overwhelmed and unable to operate effectively.

We believe the risks presented by cybersecurity breaches and other information security incidents will increase as we scale, grow our cloud-based offerings and services, AI-powered enterprise transformation, store and process increasingly large amounts of our clients’ data and host or manage parts of our clients’ businesses, especially in industries involving sensitive data such as the financial services, energy, utilities and healthcare industries. In addition, with increased dependence on cloud vendors, any consequential large-scale failure in their security, coupled with difficulties of porting data from one vendor to another, may jeopardize ours and our clients’ business continuity. By virtue of our business presence across continents, any alleged or actual non-compliance with our obligations relating to cybersecurity and information security in any applicable jurisdictions could lead to regulatory investigations, claims, litigation, and significant damages, fines, penalties, and other liability.

Cybersecurity breaches and other data security incidents could have an adverse impact on our current or future business, operations, and financial performance, reputation especially in cases where critical systems, or numerous systems, are impacted, resulting in partial to complete disruption of intended business delivery, or due to unauthorized access to, or the loss, corruption, or theft of, intellectual property, personal data, or sensitive information. If we or any of our third-party service providers suffer a cybersecurity breach or other data security incident, or if any such breach or incident is believed to have occurred, we could face potential claims and litigation, regulatory investigations and inquiries, damages, fines, penalties, and other liability, substantial harm to our reputation, a loss of business, and significant costs to investigate, remediate, and otherwise address the breach or other incident. We could also incur increased costs in preventing cybersecurity breaches or other information security incidents in the future. Furthermore, as there is increased focus on environmental, social and governance (“ESG”) concerns, our failure to demonstrate strong corporate governance around cybersecurity in the event of a breach could impact our reputation.

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

Our reputation may be impacted, and we may incur financial liabilities if privacy breaches and incidents under General Data Protection Regulation (“GDPR”) adopted by the EU or other data privacy regulations across the globe are attributed to us or if we are not able to take necessary steps to report such breaches and incidents to regulators and data subjects, wherever applicable, within the stipulated time. Further, any claim from our clients for losses suffered by them due to privacy breaches caused by our employees may impact us financially and affect our reputation.

The GDPR and similar data privacy laws in other jurisdictions impose additional obligations and increase risk exposure upon our business and increase substantially the penalties to which we could be subject to. For example, because the GDPR’s enforcement history is limited, we are unable to predict how certain obligations under the GDPR may be applied to us. Despite our efforts to comply with various data privacy laws applicable to us, a regulator may determine that what we have done is not sufficient and subject us to fines and public censure, which could harm our business and reputation.

We may see a potential increase in the number of data privacy incidents arising from our operations with the scale of our business, and our move to a hybrid working model. Further, more of our work may come under the ambit of privacy regulations as more countries have adopted new regulations or strengthened their existing privacy laws similar to the GDPR.

We constituted our data privacy function over a decade ago, which operates as an independent business enabling function, reporting to the top management and using the globally recognized PIMS (Privacy Information Management System) framework. We assess our liabilities as processors and controllers and implementing controls where required to mitigate the risks. We have formulated and implemented policies and procedures for identifying and reporting privacy breaches, to affected data subjects and/or regulators (as required) within the stipulated time. In addition to implementing and monitoring various controls, we are covered by insurance to some extent in the case of any eventuality. Despite these efforts and insurance, we continue to be at risk of experiencing a data privacy breach, and any such breach could adversely impact our financial results and reputation.

Recently, AI-based tools and technologies have proliferated across the digital industry, introducing new privacy threats that are in early stages both for the industry and regulators. We may not be able to anticipate or adequately manage the privacy threats that may emerge in connection with greater adoption of AI in our business.

We may be the subject of litigation which, if adversely determined, could harm our business and impact reputation, growth, profitability, and results of operations.

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

Any prolonged economic downturn and geopolitical conflicts and the resulting financial impact to our clients, vendors and other stakeholders along with other situation like cybersecurity threats, data breaches, contractual suspensions, delayed payments and similar other incidents may give rise to more litigation and disputes with our stakeholders resulting in additional cost, or loss of reputation if the same surfaces in the media.

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

We believe we have taken sufficient insurance policies to cover ourselves from potential losses that we may be subject to. However, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also, an insurer might disclaim coverage as to any future claim. For example, certain insurers have indicated that they may disclaim coverage for claims arising from business interruption due to geo-political conflicts. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or that cause changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our results of operations. In addition, our hybrid working model increases the risk of claims arising out of various situations like errors and omissions and data breaches, which could render the coverage taken inadequate. Increased claims could cause the insurance premium on our regular policies to be increased which could adversely affect our profitability.

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

The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms, pandemics and other disasters.

Some of the regions that we operate in are prone to earthquakes, floods, tsunamis, storms, pandemics and other disasters. In the event that any of our business centers or the telecommunications networks that our business depends on are affected by any such disasters, we may incur costs in redeploying personnel and property, sustain damage to our operations and properties, suffer significant financial losses or be unable to complete our client engagements in a timely manner, if at all.

In addition, if such disasters occur in any of the locations in which our significant clients are located, we face the risk that our clients may incur losses or sustain business interruption, which may materially impair our ability to provide services to our clients and may limit their ability to continue their purchase of products or services from us. This could adversely affect our business, financial condition, results of operations and cash flows. Additionally, a prolonged disruption of our operations due to such disasters may impact our business continuity and employee productivity.

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

Currently, we operate in 274 locations across 56 countries. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. While we believe we have put in place adequate infrastructure and business continuity plans to handle disruption in services due to failure in our communication network, our operations and service delivery may be impacted if such networks are affected by disasters.

As an international company, our offshore and onsite operations may also be impacted by disease, epidemics and local social instability, which could adversely affect our revenues and profitability.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks and other acts of violence or war have the potential to directly impact our clients or us. To the extent that such events affect or involve the United States or Europe (including the current geo-political conflict in Eastern Europe), our business may be significantly impacted, as a majority of our revenues are derived from clients located in the United States and Europe. In addition, events of terrorism, military coup or threat of warfare in other parts of the world, (such as Eastern Europe) could cause geo-political instability, which in turn may impact our clients or impact our ability to execute projects. Such attacks may destabilize the economic and political situation in India and other countries where we have large operations making it more difficult to obtain work visas and plan travel for many of our technology professionals who are required to work in the United States or Europe. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets, results of operations and could cause our clients or potential clients to choose other vendors for the services we provide.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including China and Pakistan. There have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Further, Pakistan is currently experiencing significant political and financial instability that has heightened the risks of conflict in South Asia. Military activity or terrorist attacks in the future could hurt the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could adversely affect the market for securities of Indian companies, including our equity shares and our ADSs, and the market for our services.

Heightened geo-political conflicts may affect our ability to operate in these geographies. In addition, any prolonged conflict may delay the economic recovery from the pandemic, compounding any adverse impact to our business.

Climate change risks are increasingly manifesting in our business as strategic risks, physical risks and transitional (market and compliance) risks, which if not managed adequately, can affect our operations, reputation and profitability.

There is increased focus by organizations to plan for Environmental, Social and Governance (ESG) risks arising out of climate change, environmental management practices and duty of care, work and safety conditions, respect for human rights, anti-bribery & anti-corruption practices, and compliance to relevant laws & regulations. Risks related to these factors, except those related to climate change, are covered elsewhere in this document. Climate change related risks are discussed in this section.

Strategic climate change risks: In a market with increased awareness on climate change, aligning business with the evolving trends is an important factor affecting the success of the Company. As a member of the global IT/digital supply chain eco system, we are prone to strategic risks if our climate action goals are not aligned to global treaties like the Paris Agreement on climate change.

Physical climate change risks: Extreme weather events due to climate change can lead to epidemics as well as business disruptions. We recognize that climate changes may impact (1) physical damage to our building infrastructure and other physical assets, (2) disruptions of the city's functional continuity such as the transport network and utilities in the cities that we operate that can severely hamper business continuity, and (3) a decrease in morale of employees due to extreme weather events.

Extreme weather events also bring-in unique problems depending on the type of calamity. For example, drought can bring increases in food prices, or shortages of certain foods, while events like flooding can cause diseases and epidemics. Changes in the availability of natural resources like water, in regions where we operate could directly impact our operations and employee livelihood, which will impact our ability to do business and ensure business continuity. With large operating campuses in major urban cities, operating risks include disruption of power and water supply to our campuses due to extreme weather events, affecting business continuity.

Climate related market risks: In response to increasing awareness on climate change and other related socio-environmental issues, clients increasingly request our climate action update, including emission performance disclosures such as our Carbon Disclosure Project (“CDP”) score during the evaluation stage. A number of clients and potential clients have inquired about our Net Zero commitment, commitment to Science Based Targets, and supply chain emission reduction program, and our responses to such inquiries may become an important factor in our clients’ overall decision-making process. If our performance is not managed in these areas, it may adversely impact our ability to compete and win contracts. We respond to multiple sustainability supplier assessments from our clients including the CDP supply chain response every year.

Climate related regulatory risks: The scientific community and global leaders agreed upon the importance of limiting the global temperature increase to well below 2°C to minimize the devastating impacts of climate change while signing the Paris Agreement in 2015. Parties to the Paris Agreement have already provided their Intended Nationally Determined Contribution, which outlines the actions countries intend to take to reduce their greenhouse gas emissions. This could translate into emission reduction goals being passed on to businesses, in the form of new regulations that enforce a carbon tax or other emission reduction targets. In many geographies, regulations requiring detailed disclosures on climate action, performance, risk and opportunities already exist or are in the pipeline. Such new regulations would result in increased cost of compliance for us. Further, any gaps due to incorrect reporting of metrics including wrong interpretation of evolving global standards may attract penalties, impact reputation and may lead to other consequences.

Risks resulting from potential violations or non-conformance with climate laws and regulations could impact our profitability through the incurrence of penalties or by limiting our ability to operate in certain geographies and could adversely impact our business performance, reputation and brand.

Our reputation, access to capital and longer-term financial stability could be at risk if we are unable to meet our stated goals under our Environmental, Social and Governance (ESG) 2030 vision.

We have been a pioneer in adopting the United Nations Sustainable Development Goals and in publishing our ESG vision and ambitions for 2030. Our performance vis-à-vis these ambitions is monitored internally as well as by external agencies. If we are unable to meet our goals or if we are not assessed favorably on ESG measures by external agencies, our reputation, access to capital and longer-term financial stability may be adversely impacted including our brand reputation which could impact the share price.

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

Evolving regulatory requirements that obligate our management to respond to rumors within a specified time may put strain on board and management bandwidth, digress their attention from business-critical strategic work and can also adversely impact our reputation.

VII. Risks related to legislation and regulatory compliance

We have experienced, and may continue to experience, a shortage in the supply of IT workers, which could increase due to enactment of restrictive legislations and regulations on immigration in certain geographies which would adversely affect our business.

We have experienced a significant shortage of IT talent at all levels. The reasons for this shortage are manifold and are continuing to be studied. The attendant risks for our company are related to our need to provide the necessary in-market talent for our existing and new clients in key markets including the Americas, Europe and APAC.

In particular, due to their own shortages in staffing, governments have been unable to resume many of the basic operational procedures (such as visa application reviews, interviews, visa-stamping, etc.) required to facilitate the movement of IT workers across borders. These mechanisms have been further slowed by ongoing and constantly evolving efforts to integrate first-of-their-kind health and safety measures into existing operating protocols in response to the COVID-19 pandemic.

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

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure create uncertainty for our compliance efforts and may result in added compliance costs. India has witnessed sweeping changes to its corporate law regime over the past few years. The changes introduced by the Indian Companies Act, 2013, the Securities and Exchange Board of India (“SEBI”), (Listing Obligations and Disclosure Requirements), Regulations, 2015 (Listing Regulations) and the SEBI’s Insider Trading Regulations as amended from time to time are far-reaching and often untested and have added complexity to our corporate compliance regime. We are also increasingly subject to social regulations such as Modern Slavery legislations around the world including in the UK and Australia, and the UK Corporate Criminal Offence Act. Should there be any failure by our suppliers to abide by applicable regulations, including but not limited to those relating to human trafficking, we may face sanctions which could affect our reputation and our ability to provide services to our clients.

In connection with this Annual Report on Form 20-F, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2023. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

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

The intellectual property laws of India may not give sufficient protection to software and the related intellectual property rights to the same extent as those in the United States. We may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

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

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if such claims are not meritorious, could be expensive and time consuming and may divert our management’s attention and resources from operations. The growing use of AI in our industry introduces novel IP risks for which the law is still evolving, including with respect to the ownership of AI-generated output, the legality of using someone else’s IP as a training dataset to train AI systems, and the memorization of training datasets by the AI system. We will need to adequately manage these risks in our contractual arrangements with our clients and partners.

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

We cannot be sure that the services and solutions that we offer to our clients do not infringe on the intellectual property rights of third parties. With increased working from home, due to the pandemic risk that some our employees may reuse intellectual property of different clients may increase notwithstanding the significant safeguards and policies preventing reuse. Any such instances may give rise to third party claims. These claims could harm our reputation, cause us to incur substantial costs or prevent us from offering some services or solutions in the future. Any related proceedings could require us to expend significant resources over an extended period of time. In most of our contracts, we agree to indemnify our clients for expenses and liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities could be greater than the revenues we receive from the client.

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

Many of our development centers in India are registered as Special Economic Zones unit (“SEZ unit”) under the Special Economic Zone Act, 2005 (“SEZ Act”). As per the section 10AA of the Income Tax Act, 1961 (the “Income Tax Act”), SEZ unit who began to provide services on or after April 1, 2005, are eligible for an income tax deduction of 100% of profits or gains derived from the export of services for the first five years beginning with the assessment year relevant to the previous year in which the SEZ unit begins to provide services and 50% of such profits or gains for the five years thereafter. Up to 50% of such profits or gains is also available for a further five years, subject to the creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and our utilization of such reserve to acquire new plants and machinery for the purpose of our business as per the provisions of the Income Tax Act.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to tax. These tax incentives resulted in a decrease in our income tax expense of $362 million, $395 million and $346 million for fiscal 2023, 2022 and 2021, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available.

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

In India, changes in taxation law are announced on an annual basis when the Union Budget is presented. The Union Budget, 2015 had proposed to reduce the rate of corporate tax from 30% to 25% over the next four years in a phased manner starting from fiscal 2016, but the process of reducing the corporate tax rate would likely be accompanied by rationalization and removal of various kinds of tax exemption and incentives for corporate tax-payers. Accordingly, the Taxation Laws (Amendment) Act, 2019 has introduced Section 115BAA wherein a domestic company can exercise option for a reduced rate of corporate tax of 22% plus surcharge of 10% and cess of 4% without claim of certain deductions mentioned therein including deduction for SEZ units under section 10AA of the Income Tax Act. Further, under the Finance Act, 2016, no tax incentives shall be available to SEZ units commencing business activities on or after April 1, 2020. However, the Taxation and other Laws (Relaxation and Amendment of Certain Provisions) Act, 2020 extended the date for commencement of operation for the SEZ units for claiming deduction under section 10AA of the Income Tax Act to March 31, 2021, for the units which received necessary approval by March 31, 2020. Additionally, the Finance Act, 2016 amended Section 80-IAB of the Income Act whereby tax incentive shall not be available to an undertaking engaged in the development of SEZ where the specified activities commence on or after April 1, 2017. When our tax holidays expire, reduce or terminate, our tax expense will materially increase, reducing our profitability in case the Company continues with the current corporate tax.

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
•
If any of our transactions are found to be impermissible avoidance arrangements under GAAR, our business, financial condition and results of operations may be adversely affected.

The Finance Act, 2023, effective April 1, 2023, has increased the tax withholding rate on payment made to non-residents towards “royalty” and/or “fees for technical services” to 20% from 10% (plus applicable surcharge and cess), subject to furnishing of an Indian Permanent Account Number (“PAN”) or alternative documents in the absence of PAN by such non-residents. However, a lower rate may apply if a Double Taxation Avoidance Agreement read along with Multi-lateral Instrument (“MLI”) exists. Further, based on a Supreme Court ruling, payment to non-residents for purchase of software was held to be not taxable as royalty subject to such payments not being characterized as royalty under the Double Taxation Avoidance Agreement. Such payments will not be liable for withholding of tax subject to furnishing of relevant tax documents by such non-residents. As we procure various software licenses and technical services from non-residents in the course of delivering our products and services to our clients, the cost of withholding tax on such purchase of software and services may be of additional cost to us as the Company may have to gross up for such withholding taxes in case relevant tax documents for availing the benefit under the Double Taxation Avoidance Agreement are not furnished.

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

We have entered into Advance Pricing Agreements (“APAs”) in multiple jurisdictions to provide greater predictability regarding our tax obligations for our overseas operations. Any material changes to the critical assumptions underlying these APAs may have an impact on taxes. When the APAs expire or are under renewal, there is no certainty that they will be renewed. If they are renewed, there is no certainty that they will be on the same or similar terms.

We operate in various countries and changes in the tax rates or taw laws of any country could have an impact on our taxes. There may be changes in tax rates in some countries as a result of the OECD Pillar Two Blueprint of the Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”) which aims to create a global minimum tax rate. For example, the European Union has adopted the 15% global minimum tax rate as provided for in Pillar Two and has directed its member states to implement legislation enacting Pillar Two by December 31, 2023. There could be other changes in international tax laws and practices as a result of other pillars of BEPS (including taxes on digital services) which may impact our tax cost.

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

The reintroduction of dividend distribution tax rate or introduction of new forms of taxes on distribution of profits or changes to the basis of application of these taxes and/or changes to Buyback regulations could adversely affect the returns to our shareholders.

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

Buyback regulations in India have been recently amended as per which open market buyback (through stock exchanges) will be phased out and not permitted from April 1, 2025. The last 3 buybacks done by the company were open market buybacks. Open market has been the preferred mode of buyback since it allows the company to buy shares at market price and hence has higher EPS accretion compared to tender buyback, apart from ease in execution of the same. However, under the new regulation, with open market buyback being phased out, our ability to do buybacks and provide higher EPS accretion for remaining shareholders may be impacted.

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

Our primary geographic markets are North America, Europe, rest of the World, and India, which generated 61.8%, 25.7%, 9.9% and 2.6% of our revenues in fiscal 2023 respectively. We serve clients in the following industries: financial services and insurance; retail; consumer packaged goods and logistics; communication; telecom original equipment manufacturer (“OEM”) and media; energy, utilities, resources and services; manufacturing; hi-tech; life sciences and health care.

Our revenues grew from $11,799 million in fiscal 2019 to $18,212 million in fiscal 2023, representing a compound annualized growth rate of 11.5%. Our net profit grew from $2,200 million to $2,983 million during the same period, representing a compound annualized growth rate of 7.9%.

Between March 31, 2019, and March 31, 2023, our total employees grew from 228,123 to 343,234, representing a compound annualized growth rate of 10.8%.

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

Refer to Note 2.20 “Related party transactions” in Item 18 of this Annual Report on Form 20-F for the list of our subsidiaries.

The address of our registered office is Electronics City, Hosur Road, Bengaluru-560 100, Karnataka, India. The telephone number of our registered office is +91-80-2852-0261. Our agent for service of process in the United States is CT Corporation System, 1350 Treat Boulevard, Suite 100, Walnut Creek, CA 94597-2152. Our website address is www.infosys.com and the information contained in our website does not constitute a part of this Annual Report on Form 20-F.

Principal Capital Expenditures and Divestitures

Capital expenditure

In fiscal 2023, 2022 and 2021, we spent $319 million, $290 million and $285 million, respectively, on capital expenditures. All our capital expenditures were financed out of cash generated from operations. As of March 31, 2023, we had contractual commitments of $117 million for capital expenditure. These commitments included $100 million in domestic purchases and $17 million in overseas commitments.

Acquisition

During fiscal 2023, the Group, completed two business combinations to complement its digital offerings by acquiring 100% voting interests in:

(i)
oddity GmbH, oddity group services GmbH, oddity space GmbH, oddity jungle GmbH, oddity code GmbH and oddity waves GmbH (collectively known as "oddity"), a Germany-based digital marketing, experience, and commerce agency, on April 20, 2022; and

(ii)
BASE life science A/S (“BASE”), a technology and consulting firm in the life sciences industry in Europe, on September 1, 2022.

The aggregate purchase consideration of the two acquisitions of $122 million included cash consideration of $116 million and contingent consideration with an estimated fair value of $6 million as on the date of acquisition.

Additionally, these acquisitions have employee retention bonuses payable to the employees of the acquiree over three years, subject to their continuous employment with the Group along with the achievement of certain financial targets. Performance and Retention Bonus is recognized in employee benefit expenses in the Consolidated Statement of Comprehensive Income over the period of service.

B. BUSINESS OVERVIEW

OUR INDUSTRY

Technology is transforming businesses in every industry around the world in a profound and fundamental way. In fiscal 2023, we saw emerging technologies, like generative AI, 5G, Low Code No Code, and responsible business approaches embracing ESG gain traction. We continued to witness an acceleration in the adoption of digital technologies as businesses attempted to reimagine their cost structures, increase business resilience and agility, personalize experiences for their customers and employees, and launch new and disruptive products and services.

Leveraging technologies and models of the digital era to both extend the value of existing investments and, in parallel, transform and future proof businesses, is increasingly becoming a top strategic imperative for business leaders. From an IT perspective, the last year has seen technologies of scale that could tip the competitive scales for decades to come. Today’s technologies continue to enable us to re-imagine human-machine interfaces, extracting value out of digitized data: building next generation software applications and platforms harnessing the efficiency of distributed cloud computing, and modernizing legacy technology landscapes and strengthening information security and data privacy controls.

The fast pace of technology change and the need for technology professionals who are highly skilled in both the traditional and digital technology areas are driving businesses to build strategic partnerships to realize their transformation journey.

We are also in the third wave of AI evolution. The first was driven by Machine Learning, the second by Deep Learning and the third by Foundation Models that will enable us to further fine-tune the necessities of specialized domains and tasks.

The future of the technology industry continues to be shaped by the following trends:

•
Accelerated demand for IT services with digital going mainstream and growth pockets emerging in areas like cloud, AI, cybersecurity, IoT and immersive technologies
•
Focus on cost takeouts to deal with the uncertain global environment
•
Greater leverage of general-purpose AI technology
•
Increase in enterprise spending on hybrid, multi-cloud led transformation
•
An intense competition for talent as clients embrace new ways of working, coupled with scarcity of niche digital skills
•
Proliferation of tech natives and large enterprises responding by reinventing digital business models
•
Intense competition for talent as enterprises embrace new ways of working amid scarcity of niche digital skills
•
Focus on Environmental, Social and Governance (ESG) as a strategic theme for all enterprise stakeholders

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

Over the last few years, we have executed on this strategy and generated significant outcomes as described further below:

1.
Scale Agile Digital: Our revenue from digital technology related services and solutions has more than doubled in the last three years, and now comprises 62.2% of our total revenue. We are rated as a “leader” in 56 industry analyst ratings across our digital offerings. These outcomes are a result of investments we have made to expand our digital footprint via reskilling of our employees, targeted acquisitions, strong ecosystem partnerships, innovation experience centers across the world, intellectual property development, reconfiguring our workspaces for agile software development and enhancing our brand.

During the fiscal, we completed the acquisition of oddity to augment our human experience capabilities in Europe. Through our academia partnerships with Purdue, Trinity, RISD and eCornell, we have trained over 7,500 employees in niche digital skills.

Our Insight and data analytics services and solutions were further strengthened by our Infosys Applied AI solutions, coupled with the Infosys Data Workbench. Our AI platform, Infosys Applied AI, helps enterprises adopt a comprehensive approach to scaling enterprise-grade AI for their businesses. Our Core AI Engineering will focus on identifying, fine tuning and deploying models, API’s and platforms in a responsible manner for building AI products.

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

Infosys Equinox, our flagship digital commerce platform, is a set of core microservices encompassing all digital commerce scenarios to help enterprises rapidly build and deploy features across all touchpoints and channels, without the friction associated with legacy platforms.

Our Automation and AI services grew on the back of our alliances with leading Robotic Process Automation ("RPA") solution providers, AI infrastructure players like Nvidia and niche AI players, powered by our best-in-class solutions, IP and frameworks. We have automated over 50,000 processes for our clients and have over 12,000 ready use cases across industries.

Our Assure-related services, in software testing and cybersecurity, continued to grow with investments in Cyber Gaze, our cybersecurity dashboard and suite of related applications.

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

In fiscal 2023, we won a total contract value of over $9.8 billion in large deals, continuing to demonstrate our capabilities and competitiveness in executing complex transformation programs. In addition, investments in our own internal systems, reimagination of our internal processes and automation of software development processes have helped increase our agility, boost productivity and enhance our competitiveness even in the current paradigm of hybrid working.

3.
Reskill our People: Continuous learning and reskilling has always been integral to our operating model. We operate our reskilling program with the twin objectives of increasing fulfillment of demand for digital skills in client projects and for enriching the expertise of our global workforce in next generation technologies and methodologies. We invested in, and scaled, our digital reskilling program globally. Our programs now also encompass the latest courses on generative AI landscape.

Lex, our inhouse developed, anytime-anywhere-learning platform, offers over 14,800 courses curated for easy consumption on mobile devices with advanced telemetry, gamification and certification features. Over 325,000 of our employees use Lex and are spending approximately 3.3 million training days compared to 2.3 million in the last fiscal year.

Our platforms are also being enhanced with generative AI aspects.

4.
Expand Localization: With the objective of creating differentiated talent pools and ecosystems in our markets, we made significant investments in expanding our local workforce in the United States, UK, Europe, Japan, China, Canada and Australia. We established innovation hubs, near-shore centers and digital design studios across geographies. Further, we expanded our university and community college partnerships in all these regions to aid internships, recruitment, training and joint research. In fiscal 2023, we recruited over 10,169 employees locally in our markets, of which 2,216 were fresh graduates.

Looking ahead, and to continue staying relevant to the emerging needs of our clients, we prioritize:

•
Scaling our cloud capabilities, especially around cloud advisory, data on cloud, cloud security, SaaS, PaaS, IaaS and private cloud;
•
Expanding capabilities in key digital technology areas such as AI, product engineering, cybersecurity and human experience;
•
Strengthening our employee value proposition for the newer contexts of work and workplace;
•
Running our operations in a cost-effective and agile manner, including increasing the levels of automation in our service delivery;

•
Delivering on our ESG commitments, while at the same time enabling our clients to realize their sustainability goals.

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

Infosys Knowledge Institute (“IKI”)

IKI harnesses the intellectual capital of Infosys’ subject matter experts to produce unique and fresh content and insights on the business impact that technology can drive for prospects and clients. IKI also develops its proprietary data and insights through multiple large-scale surveys and quantitative analysis. These are published through its flagship Radar maturity assessments, the annual Tech Navigator report on future trends and the ongoing TechCompass tech trends series. IKI has collaborated with 500 clients and created over 1,000 assets since inception.

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

Our acquisition of Fluido and Simplus, leading Salesforce advisors and consulting partners in the Nordics and Americas region and recognized leaders in cloud consulting, implementation and training services, continues to enable us to execute on our strategy to help clients navigate the next in their digital transformation journey. This acquisition strengthens our position as a leading Salesforce enterprise cloud services provider and enhances our ability to provide clients an unparalleled cloud-first transformation.

Through these acquisitions, we further elevated our position as an end-to-end Salesforce enterprise cloud solutions and services provider, offering clients unparalleled capabilities for cloud-first digital transformation.

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

Our acquisitions to accelerate Digital Design and Experience Capabilities including WongDoody, Blue Acorn and Oddity help us to leverage award-winning, globally recognized strategic and creative capabilities to create the digital products, services and campaigns of the future, helping align CMOs and CIOs around their most critical initiatives. These acquisitions further strengthen Infosys’ creative, branding and experience design capabilities, and demonstrates our continued commitment to co-create with clients and help them navigate their digital transformation journey.

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

To enhance our Domain Consulting capabilities in the health sector; we acquired BASE in fiscal 2023. The acquisition reaffirmed our commitment to help global life sciences companies realize business value from cloud-first digital platforms and data, to speed-up clinical trials and scale drug development, positively impacting lives and achieving better health outcomes. Backed by a team of data science specialists, BASE is at the frontier of the latest technological developments and trends in life sciences. The company has a strong focus on data and AI and the ability to bridge and integrate business logic and technology, driving insights for better health outcomes.

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

Engineering Services Capabilities

Our engineering services capabilities provide cutting-edge engineering solutions to support our clients across the product lifecycle of their offerings, from product conception and creation to sustenance and end-of-life management. This practice features deep core and emerging engineering skills, and strong ecosystem partnerships, along with manufacturing and supply chain expertise that ranges from embedded firmware to composite material design. Our offerings enable clients to reduce time from concept to market, redesign products for new demands, and value-engineer for emerging markets. This is augmented by our investments in emerging technologies, which help clients gain from new business opportunities such as the IoT and Software Defined Networking.

We have over twenty years’ experience in delivering excellence to Fortune Global 500 clients across multiple industries, utilizing our Global Delivery Model to design, build, execute and manage complex projects requiring the integration of engineering services with IT and BPM. Our offerings include:

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

Our acquisition of Kaleidoscope Innovation, a full-spectrum product design, development and insights firm innovating across medical, consumer and industrial markets, bolsters our capabilities in the design of smart products. This acquisition has demonstrated Infosys’ commitment to innovate for its clients and make meaningful impact on human lives through a combination of cutting-edge technologies. This collaboration further aims to revolutionize patient care, treatment, diagnostics and consumer health, across the world.

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

Our acquisition of GuideVision, one of the largest ServiceNow Elite Partners in Europe, is an award winning enterprise service management consultancy specializing in offering strategic advisory, consulting, implementations, training and support on the ServiceNow platform. Through this acquisition, Infosys has further enhanced its digital capabilities, strengthened Infosys Cobalt portfolio of cloud services and has reaffirmed commitment to the growing ServiceNow ecosystem. GuideVision brings to Infosys, end-to-end offerings, including SnowMirror - a proprietary smart data replication tool for ServiceNow.

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

•
Expand innovation with the cloud community and cloud assets - Enterprises can leverage the full potential of the cloud ecosystem and Infosys Cobalt’s thriving community of business and technology innovators to drive increased business value. Working grassroots up and extending seamlessly to partner with clients, the cloud community provides access to a catalog of assets to help businesses leverage the potential of the cloud ecosystem. The Infosys Cobalt cloud community, over time, has expanded to include start-ups, partners, academia, gig workers and citizen cloud developers.

•
Drive business outcomes with industry cloud solution blueprints and Infosys Cobalt Labs - With Infosys Cobalt, enterprises can have ready access to a growing portfolio of cloud-first solution blueprints. Infosys Enterprise Service Management Café, for example, is an AI-powered solution built over the ServiceNow cloud platform, that delivers ready-to-launch applications. With Infosys Cobalt Labs, at Infosys global digital centers, businesses can also co-create new solutions and accelerate speed to market. More broadly, Infosys Cobalt Labs works with the Infosys partner ecosystem to pre-configure partnerships to prototype industry solutions as well.

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

Infosys is taking the AI-first approach to its own transformation. We are bringing the power of AI, analytics, and cloud to accelerate our own enterprise transformation, even as we build incremental value from micro-changes, to improve client service, reimagine business processes, and boost productivity. Nearly 50,000 reusable intelligent services, applied in over 25,000 instances, are amplifying our employees to boost their productivity. It is Infosys TopazTM – our AI-first services using generative AI – that’s making it all possible. Both for us and our clients. Today, 12,000+ AI use cases and 150+ pre-trained AI models delivered by AI-first specialists and data strategists are accelerating business value for enterprises the world over. All this, while ensuring uncompromising ethics, trust, privacy and compliance, and security of data and AI.

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

•
Future-proof and efficiently scale AI enterprise-wide- With Infosys Applied AI, enterprises can build their AI cloud, access open source AI software as a service on their hybrid cloud infrastructure, and harness edge AI capabilities. This can work in tandem with any hyperscale cloud provider's services providing more choices and future-proofing investments. For example, a leading communication services provider created a machine learning workbench for data engineers to collaborate, deliver, and industrialize a catalog of real-time enterprise-wide business solutions. Enterprises can also take advantage of a range of cognitive automation services and platforms to meet their needs.

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

iCETS enables enterprises to realize their Live Enterprise vision by developing and deploying next-generation offerings – such as LEAP, which has a platform-centric approach for services that makes application management agile, intelligent, integrated and business-aligned. As a leader in data privacy, Infosys Enterprise Data Privacy Suite (iEDPS), assists organizations in tackling the complexity and data privacy responsibilities of organizations to achieve both compliance and business productivity objectives. In order to address the increased cybersecurity threats for our clients’ businesses we have built CyberNext, a holistic security-as-a-service platform. Through Infosys Cortex, an AI-driven, cloud-first customer engagement platform, we transform digital customer service through purposeful communication and smart decision-making capabilities. Most of our platforms are designed to be platform-a-a-service offerings with IP / patent-led differentiation. These platforms have been able to bring in differentiated services while accelerating innovations for our clients.

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

Our majority shareholding in Stater N.V has brought deep European mortgage expertise and a robust digital platform to drive superior customer experience. Infosys is driving the digital transformation roadmap of Stater with accelerators such as dynamic workflow, API layers, RPA and analytics.

Our collaboration with Hitachi, Ltd., Panasonic Corporation and Pasona Inc. brings its global expertise in procurement processes, consulting, analytics and digital technologies such as AI and RPA for the local and global needs of Japanese corporations. Combined with Hitachi and Panasonic’s knowledge of their procurement functions and local teams, and Pasona’s human capital and BPM networks in Japan, the entity provides differentiated, end-to-end, efficient and high value procurement capabilities to corporations.

Over the last few years, our BPM service has acted as the beachhead to open many business conversations due to its deep business connects within a client organization. We have seen an increased traction in integrated deals that involve a multitude of service capabilities and bring the true One Infosys spirit to the fore.

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

OUR CLIENTS

We market our services to enterprises throughout the globe. We have a strong market presence in North America, Europe and Asia Pacific.

Our revenues for the last three fiscal years by geography are as follows:

Geography	Fiscal
	2023	2022	2021
North America	61.8%	61.7%	61.3%
Europe	25.7%	24.8%	24.2%
Rest of the World	9.9%	10.6%	11.6%
India	2.6%	2.9%	2.9%
Total	100.0%	100.0%	100.0%

Our revenues for the last three fiscal years by business segment were as follows:

Business Segments	Fiscal
	2023	2022	2021
Financial services	29.8%	32.0%	32.4%
Retail	14.5%	14.6%	14.7%
Communications	12.3%	12.5%	12.6%
Energy, Utilities, Resources and Services	12.6%	11.9%	12.5%
Manufacturing	12.9%	11.0%	9.4%
Hi-Tech	8.1%	8.2%	8.5%
Life Sciences	6.9%	7.0%	6.8%
All Other segments	2.9%	2.8%	3.1%
Total	100.0%	100.0%	100.0%

For fiscal 2023, 2022 and 2021, our five largest clients together contributed 12.7%, 11.4% and 11.0%, respectively, of our total revenues.

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

SALES AND MARKETING OVERVIEW

We have organized our sales and marketing functions into teams, across 56 countries around the world, focusing on delivering digital solutions for specific industries and geographies. Our depth of geographic reach and industry knowledge allow us to leverage global expertise tailored locally to serve every client's needs. Our strategy focuses on articulating and demonstrating how we help enterprises navigate their next and become cloud-first, AI-first, live enterprise.

We aspire to position Infosys as the next-generation digital services company that helps enterprises steer through to the next milestone of their digital journey. Our brand is nurtured by over 340,000 of our purpose-driven people seeking to amplify human potential and create the next opportunity for people, businesses, and communities. It is built around the premise that our four decades of experience in managing the systems and workings of global enterprises uniquely positions us to be navigators for our clients. We do it by enabling enterprises with an AI-powered core. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our Always-on Learning foundation drives their continuous improvement through building and transferring digital skills, expertise and ideas from our innovation ecosystem. Our localization investments in talent and digital centers help accelerate the business transformation agenda. For over four decades, we are deeply committed to being a well-governed, environmentally sustainable partner for our clients where diverse talent, in an inclusive workplace, helps them navigate their next.

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

HUMAN CAPITAL

Our employees are our most important assets. We are committed to hiring and retaining the best talent and being among the industry’s leading employers. For this, we focus on promoting a collaborative, transparent and participative organization culture, and rewarding merit and sustained high performance. Our human resources management focuses on allowing our employees to develop their skills, grow in their career and navigate their next.

As of March 31, 2023, we employed 343,234 employees, of which 324,816 are professionals involved in service delivery to clients, including trainees. During fiscal 2023, we added 29,219 new hires, net of attrition. Our culture and reputation as a leader in consulting, technology, outsourcing and next-generation digital services enable us to attract and retain some of the best talent.

We have built our global talent pool by recruiting fresh graduates from premier universities, colleges and institutes globally. We constantly attract and hire developers, architects, technical leaders and project managers in areas of digital and cloud, and transformation. We have built robust relationships with top institutions in India and recruit students who have consistently shown high levels of achievement. We have continued upscaling our InfyTQ platform which brings the best of our Mysuru training to the hands of the learners across the country. This amplified the learning experience of students who also undergo assessments to get the coveted Infosys Certification. We also have been globally recognized for our Innovation in recruitment for our HackWithInfy, an Online Coding contest, which also helps us attract the best of coders into our organization.

We also recruit students from campuses outside India, including but not limited to United States, UK, Australia, Singapore, Japan, Germany, Canada, Mexico, Mauritius and China. We rely on a rigorous selection process involving evaluation of mathematical and logical aptitude, coding ability and in-depth interviews, to identify the best applicants. This selection process is continually assessed and refined based upon multiple factors including performance tracking of past recruits. We have continued to conduct interviews virtually across the globe and the team also enhanced the in-house applicant tracking system which is currently being used for hiring in India and China.

During fiscal 2023, we received 5,342,299 employment applications, interviewed 389,183 applicants and extended offers of employment to 114,374 applicants. These statistics do not include our subsidiaries.

INTELLECTUAL PROPERTY

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. As of March 31, 2023, we have 735 pending or registered patents in India, EU, US and other key jurisdictions. Infosys Limited and its subsidiaries also have over 840 trademarks pending or registered across classes identified for various goods and services across 51 countries. We require employees, independent contractors and whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

CYBERSECURITY

We have designed and implemented robust cyber security strategy to minimize cyber security risks through a three–pronged approach: Secure by Design, Secure by Scale, and Secure the Future. Our focus on serving our clients with assured digital trust which stems from the right alignment of our strategy to our business goals, backed by a robust cyber security framework. Our Cyber Risk Management is a robust program that identifies, analyzes, prioritizes, treats, and monitors cyber risks across the enterprise. The Cyber Risk Assessment Framework is aligned to ISO 31000, ISO 27001, and ISO 27005.

Our cyber security program is managed by our dedicated enterprise Information Security Group (ISG), under the leadership of our Chief Information Security Officer. The Board and the senior management oversee the implementation of the cyber security program. The cybersecurity sub-committee of the Board assesses cyber security risks and our preparedness to mitigate and react to such risks. A high-level working group, the enterprise Information Security Council (“ISC”) is responsible for governing and overseeing our Information Security Management System. ISC focuses on establishing, directing, monitoring and implementing the information security program with representation from our various departments and business.

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

In our efforts to reduce the attack surface, we ensure critical internal and client operations are done from isolated environments. This reduces the likelihood of the spread of threats between Infosys and its client landscapes, or vice versa, should there be a breach in any of the environments. Our multi-layered security process and technology controls help in this regard. Cyber resiliency is a strong focus and ISG extensively focused on training employees with the latest cyber-attacks through various exercises including Table-Top, Simulation of real-world attack in a containerized platform.

EFFECT OF GOVERNMENT REGULATION ON OUR BUSINESS

Regulation of our business by the Indian government affects us in several ways. We benefit from certain tax incentives promulgated by the Government of India, including the export of services from SEZs. As a result of such incentive, our operations have been subject to relatively lower Indian tax liabilities.

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

The Indian Companies Act, 2013 has introduced the concept of compulsory corporate social responsibilities. As per the Indian Companies Act, 2013, a company having net worth of rupees five hundred crore or more (approximately $61 million) or turnover of rupees one thousand crore or more (approximately $122 million) or a net profit of rupees five crore or more (approximately $1 million) during the immediately preceding financial year will be required to constitute a Corporate Social Responsibility (CSR) Committee of the board of directors and spend at least 2% of their average net profit for the immediately preceding three financial years on CSR. The CSR committee should consist of three or more directors, at least one of whom will be an independent director, and the company should have a CSR policy approved by the Board. Consequent to the requirements of the Indian Companies Act, 2013, approximately $58 million was contributed towards corporate social responsibility activities during Fiscal 2023.

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

D.
PROPERTY, PLANT AND EQUIPMENT

The campus of our corporate headquarters is located at Electronics City, Bengaluru, India. Infosys Electronics City consists of approximately 4.7 million square feet of land and 6.6 million square feet of operational facilities. The campus features, among other things, an Education, Training and Assessment unit, a Management Development Center and extensive state-of-the-art conference facilities.

Additionally, we have leased facilities measuring approximately 502,000 square feet in Electronics City which accommodate approximately 5,600 employees.

Our capital expenditure on property, plant and equipment for fiscal 2023, 2022 and 2021 was $319 million, $290 million, and $285 million, respectively. All our capital expenditures are financed out of cash generated from operations. As of March 31, 2023, we had contractual commitments for capital expenditure of $117 million.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and videoconferencing.

Currently, we have presence in 274 locations across 56 countries. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant owned and leased properties are listed in the table below.

Location	Building Approx. Sq. ft.	Seating capacity	Ownership	Land Approx. Sq. ft.	Ownership
Software Development Facilities
Bengaluru (Infosys City Main Campus), Karnataka	6,609,958	39,164	Owned	4,736,303	Owned
Bengaluru Sarjapur & Billapur, Karnataka	—	—	—	15,216,177	Owned
Bengaluru Attibele, Karnataka	—	—	—	2,333,301	Owned
Bhubaneswar (Chandaka Industrial Park), Orissa	1,375,898	3,677	Owned	1,999,455	Leased
Bhubaneswar (Info Valley Goudakasipur & Arisol), Orissa	1,264,774	4,532	Owned	2,218,040	Leased
Chandigarh (SEZ Campus)	1,135,580	6,134	Owned	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	532,079	3,606	Owned	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	3,639,091	20,245	Owned	5,617,084	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	2,018,050	12,921	Owned	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	4,577,157	27,762	Owned	19,715,768	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	2,307,393	6,715	Owned	15,740,424	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	—	—	—	6,970	Leased
Mysore (Hebbal Electronic City), Karnataka	12,401,394	15,883	Owned	15,362,340	Owned
Pune (Hinjewadi), Maharashtra	537,548	3,300	Owned	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	6,123,575	33,430	Owned	4,987,787	Leased
Pune (Ascendas SEZ), Rented Building Maharashtra	1,445,327	12,833	Leased	—	—
Thiruvananthapuram, Attipura Village, Kerala	2,739,655	10,735	Owned	2,184,543	Leased
Jaipur (M-City), Rajasthan	780,655	7,143	Owned	1,829,527	Leased
Jaipur (Mahindra World City), Rajasthan	—	—	—	6,452,568	Leased
Nagpur - Dahegaon Village (SEZ campus)	355,753	2,285	Owned	6,193,211	Leased
Indore - Tikgarita Badshah & Badangarda Village (SEZ campus)	371,880	2,400	Owned	5,666,307	Leased
Hubli - Gokul Village (SEZ campus)	363,817	1,572	Owned	1,875,265	Leased
Noida - Plot No A-1 to A-6 Sector 85	—	—	—	1,201,346	Leased
Mohali Plot No I-3 Sector 83 A IT City SAS Nagar	19,430	191	Owned	2,178,009	Leased
Sira Taluk, Tumakur District	48,787	—	Owned	13,273,873	Owned
Kolkata- New Town	—	—	—	2,178,009	Owned
Indianapolis USA Northwest Quarter Sec 23&24th Morion County	170,200	842	Owned	2,362,573	Owned
Shanghai Infosys Technologies (Shanghai) Co. Ltd(1)	1,057,985	4,765	Owned	657,403	Leased

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report on Form 20-F. Please also see “Special Note Regarding Forward-Looking Statements.” For a comparison of our results of operations for the fiscal years ended March 31, 2022, and 2021, see the section “Results for Fiscal 2022 compared to Fiscal 2021” under “Management's Discussion and Analysis of Financial Condition and Results of Operations” of Item 5 in our Annual Report on Form 20-F for fiscal 2022, filed with the SEC on June 17, 2022, and incorporated herein by reference.

Overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients across 56 countries to create and execute strategies for their digital transformation.

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

ESG Vision and Ambitions

In October 2020, we launched our ESG Vision 2030 to “shape and share solutions that serve the development of businesses and communities”. Today, our 2030 vision reflects how ESG will continue to be integral to Infosys’ sustainable business performance. We will continue to be carbon-neutral across Scope 1, 2 and 3 emissions every year. We will expand reskilling initiatives to empower more than 10 million people with digital skills and more than

80 million with Tech for Good programs in e-governance, healthcare and education. We commit to nurturing greater inclusivity and strengthening our gender-diverse workforce with at least 45% women employees.

We will grow our stakeholder focus and bring the interests of our stakeholders to the fore through an empowered, diverse and inclusive Board. We will further strengthen data privacy and information security standards across global operations.

Key Matters Pertaining to Subsidiaries

Acquisition

During fiscal 2023, we completed two business combinations to complement its digital offerings by acquiring 100% voting interests in:

(i)
oddity GmbH, oddity group services GmbH, oddity space GmbH, oddity jungle GmbH, oddity code GmbH and oddity waves GmbH (collectively known as "oddity"), a Germany-based digital marketing, experience, and commerce agency, on April 20, 2022; and
(ii)
BASE life science A/S, a technology and consulting firm in the life sciences industry in Europe, on September 1, 2022.

The aggregate purchase consideration of the two acquisitions of $122 million included cash consideration of $116 million and contingent consideration with an estimated fair value of $6 million as on the date of acquisition.

Additionally, these acquisitions have employee retention bonuses payable to the employees of the acquiree over three years, subject to their continuous employment with the Group along with achievement of certain financial targets. Performance and Retention Bonus is recognized in employee benefit expenses in the Consolidated Statement of Comprehensive Income over the period of service.

Corporate actions

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

As at March 31, 2023, the Company would have returned approximately 86% of the free cash flow cumulatively for fiscal 2020, fiscal 2021, fiscal 2022 and fiscal 2023 through dividends and buybacks, in line with the capital allocation policy.

Buyback completed in February 2023

The shareholders approved the proposal of the buyback of equity shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022, from the open market route through Indian stock exchanges of up to ₹9,300 crore (maximum buyback size, excluding buyback tax) at a price not exceeding ₹1,850/- per share. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period, we purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,300 crore (excluding transaction costs and tax on buyback) ($1,130 million). We funded the buyback from our free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

Buyback completed in September 2021

The shareholders approved the proposal of the buyback of equity shares in our Annual General meeting held on June 19, 2021, from the open market route through Indian stock exchanges of up to ₹9,200 crore (maximum buyback size) at a price not exceeding ₹1,750/- per share. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, we purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,648.53/- per equity share comprising 1.31% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback) ($1,243 million). We funded the buyback from our free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

Dividend

During fiscal 2023, the Company paid an Interim Dividend of ₹16.50/- per share (approximately $0.20 per share) and has announced a final dividend of ₹17.50/- per share (approximately $0.21 per share), subject to shareholders’ approval in our ensuing Annual General Meeting.

2. Dividend

The following table sets forth the dividend per share declared for fiscal 2023, 2022 and 2021:

	Fiscal 2023		Fiscal 2022		Fiscal 2021
	in ₹	in $ (4)	in ₹	in $ (4)	in ₹	in $(4)
- Interim dividend	16.50	0.20	15.00	0.20	12.00	0.16
- Final dividend	17.50 (1)	0.21	16.00	0.21	15.00	0.20
	34.00	0.41	31.00	0.41	27.00	0.36
Payout ratio (interim and final dividend)		69.5%(2)(3)		57.2%(2)		52.2%(2)

(1)
Recommended by the Board at its meeting held on April 13, 2023, subject to the approval by the shareholders at the Annual General Meeting of the Company scheduled to be held on June 28, 2023.
(2)
Our present capital allocation policy effective fiscal 2020 is to pay approximately 85% of the free cash flow* cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Dividend and buyback payouts include applicable taxes, if any.
(3)
Based on outstanding number of shares on March 31, 2023.
(4)
Converted at the monthly exchange rate in the month of declaration of dividend.

* Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS.

3. Stock incentive plans

2015 Stock Incentive Compensation Plan

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the “2015 Plan”). The maximum number of shares under the 2015 Plan shall not exceed 24,038,883 equity shares. These instruments will generally vest over a period of four years. These restricted stock units (“RSUs”) and stock options shall be exercisable within the period as approved by the Nomination and Remuneration Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant. The plan numbers mentioned above would have been further adjusted for the September 2018 bonus issue.

Controlled trust holds 12,172,119 and 13,725,712 shares as of March 31, 2023, and March 31, 2022, respectively, under the 2015 Plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as of March 31, 2023 and March 31, 2022.

Infosys Expanded Stock Ownership Program 2019

On June 22, 2019, pursuant to approval by the shareholders in our annual general meeting of shareholders, the Board was authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the Infosys Expanded Stock Ownership Program 2019 (the “2019 Plan”). The maximum number of shares under the 2019 Plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (“TSR”) and operating performance metrics of the company as decided by the administrator. Each of the above performance parameters will be distinct for the purposes of calculation of the quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to maximum of three years from the grant date.

The following is the summary of grants made under the 2015 Plan and 2019 Plan during fiscal 2023, 2022 and 2021:

Particulars	Fiscal 2023	Fiscal 2022	Fiscal 2021
2015 Plan
RSU - Equity settled	2,152,454	1,590,423	2,660,611
RSU - Incentive units (cash settled)	92,400	49,960	115,250

2019 Plan
Equity settled Performance based RSU	3,914,657	2,850,629	1,596,408

Total grants	6,159,511	4,491,012	4,372,269

Refer to Item 6 of this Annual Report on Form 20-F for details on grants to individual key managerial personnel (“KMPs”).

During fiscal 2023, 2022, and 2021, the Company recorded an employee stock compensation expense of $64 million, $56 million, and $45 million, respectively in the statement of comprehensive income.

For additional information of the Company’s stock incentive compensation plans, Refer to Note 2.17 Employees’ Stock Options Plans under Item 18 of this Annual Report on Form 20-F.

Results of Operations

The following table illustrates our compounded annual growth rate in revenues, net profit, earnings per equity share and number of employees from fiscal 2019 to fiscal 2023:

	(Dollars in millions except per share and employee data)
	Fiscal 2023	Fiscal 2019	Compounded annual growth rate
Revenues	18,212	11,799	11.5%
Operating profit	3,825	2,696	9.1%
Net profit	2,983	2,200	7.9%
Net profit attributable to Owners of the company	2,981	2,199	7.9%
Earnings per equity share (Basic)	0.71	0.51	8.6%
Earnings per equity share (Diluted)	0.71	0.51	8.6%
Number of employees at the end of the fiscal year	343,234	228,123	10.8%

Revenue growth in reported numbers was attributable to a number of factors, including an increase in the volume of business as well as an expansion in the solutions that we provide to our clients. We added 458 new customers (gross)

during fiscal 2023 as compared to 451 new customers (gross) during fiscal 2022 and 475 new customers (gross) during fiscal 2021.

The following table sets forth certain financial information as a percentage of revenues:

(in %)

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Revenues	100.0	100.0	100.0
Cost of sales	69.8	67.4	65.1
Gross margin	30.2	32.6	34.9
Operating expenses:
Selling and marketing expenses	4.3	4.3	4.6
Administrative expenses	4.9	5.3	5.8
Total operating expenses	9.2	9.6	10.4
Operating margin	21.0	23.0	24.5
Other income, net	1.8	1.9	2.2
Finance cost	(0.2)	(0.2)	(0.2)
Profit before income taxes	22.6	24.7	26.5
Income tax expense	6.2	6.5	7.2
Net margin	16.4	18.2	19.3
Non-controlling interests	—	—	—
Net margin attributable to owners of the company	16.4	18.2	19.3

Results for Fiscal 2023 compared to Fiscal 2022

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

The following table sets forth the growth in our revenues in fiscal 2023 from fiscal 2022:

	(Dollars in millions)
	Fiscal 2023	Fiscal 2022	Change	Percentage Change
Revenues	18,212	16,311	1,901	11.7%

The increase in revenues was primarily attributable to an increase in digital revenues, deal wins including large deals and volume increases across most of the segments.

The Company defines digital revenues as a set of use cases that drives business outcomes for clients across five areas which are Experience, Insight, Innovate, Accelerate and Assure.

Refer to section “Our Strategy” under Item 4 of this Annual Report on Form 20-F for further details.

The table below sets forth the percentage of our revenues by digital and core services for fiscal 2023 and fiscal 2022:

	Percentage of revenues
	Fiscal 2023	Fiscal 2022
Digital revenue	62.2%	57.0%
Core revenue	37.8%	43.0%

The following table sets forth our revenues by business segments for fiscal 2023 and fiscal 2022:

Business Segments	Percentage of Revenues
	Fiscal 2023	Fiscal 2022
Financial Services	29.8%	32.0%
Retail	14.5%	14.6%
Communication	12.3%	12.5%
Energy, Utilities, Resources and Services	12.6%	11.9%
Manufacturing	12.9%	11.0%
Hi-Tech	8.1%	8.2%
Life Sciences	6.9%	7.0%
All other Segments	2.9%	2.8%

There were significant currency movements during fiscal 2023 as compared to fiscal 2022. The U.S. dollar appreciated by 11.8% against the United Kingdom Pound Sterling, by 10.3% against the Euro and by 8.1% against the Australian Dollar.

Constant currency (non-IFRS measure): We report revenue growth both in reported currency terms and in constant currency terms. Revenue growth in reported currency terms includes impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms which represents the real growth in revenue excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current period revenues in respective local currencies converted to US$ using prior-period exchange rates and comparing the same to our prior period reported revenues. Our revenues in reported currency terms for fiscal 2023 is $18,212 million, a growth of 11.7%. As against this, our revenues in constant currency terms for fiscal 2023 grew by 15.4% in comparison to fiscal 2022.

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenue for fiscal 2023 and fiscal 2022 (see Note 2.21.1, under Item 18 of this Annual Report on Form 20-F for additional information):

Business Segments	Business segment profit %
	Fiscal 2023	Fiscal 2022
Financial Services	24.8%	26.5%
Retail	30.1%	34.6%
Communication	20.7%	22.2%
Energy, Utilities, Resources and Services	27.8%	29.1%
Manufacturing	16.1%	18.0%
Hi-Tech	24.9%	24.9%
Life Sciences	25.4%	27.9%
All other Segments	8.1%	4.8%

Overall segment profitability has decreased primarily on account of increase in employee compensation, decrease in utilization, increase in travel cost and higher cost of third-party items bought for service delivery to clients as part of deals partially offset by benefit on account of cost optimization initiatives and currency fluctuations. Third party items bought for service delivery to clients include software and hardware which are integral to our overall service delivery to clients.

Retail profitability was lower mainly on account of higher employee cost including higher onsite mix.

Our revenues are also segmented into onsite and offshore revenues. The table below sets forth the percentage of our revenues by location from billable IT services professionals for fiscal 2023 and fiscal 2022:

	Percentage of revenues
	Fiscal 2023	Fiscal 2022
Onsite revenue	50.9%	49.8%
Offshore revenue	49.1%	50.2%

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

Onsite revenue mix has started increasing marginally on account of an increase in travel to onsite locations.

The table below sets forth details of billable hours expended for onsite and offshore on our IT services professionals for fiscal 2023 and fiscal 2022:

	Fiscal 2023	Fiscal 2022
Onsite effort	24.4%	23.8%
Offshore effort	75.6%	76.2%

Revenues from software services including BPM services represented 93.7% and 93.3% of total revenues for fiscal 2023 and fiscal 2022, respectively. We also generate revenue from products and platforms, which represented 6.3% and 6.7% of our total revenues for fiscal 2023 and fiscal 2022, respectively.

The percentage of revenue from fixed price contracts for fiscal 2023 and fiscal 2022 was approximately 52% and 53%, respectively.

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

The following table sets forth the utilization rates of billable IT services professionals:

	Fiscal 2023	Fiscal 2022
Including trainees	77.1%	82.4%
Excluding trainees	82.5%	88.3%

The following table sets forth our revenues by geography for fiscal 2023 and fiscal 2022:

Geography	Percentage of revenues
	Fiscal 2023	Fiscal 2022
North America	61.8%	61.7%
Europe	25.7%	24.8%
Rest of the World	9.9%	10.6%
India	2.6%	2.9%

Revenue per employee has decreased from $57,733 in fiscal 2022 to $53,446 in fiscal 2023.

Cost of sales

The following table sets forth our cost of sales for fiscal 2023 and fiscal 2022:

	(Dollars in millions)
	Fiscal 2023	Fiscal 2022	Change	Percentage Change
Cost of sales	12,709	10,996	1,713	15.6%
As a percentage of revenue	69.8%	67.4%

	(Dollars in millions)
	Fiscal 2023	Fiscal 2022	Change
Employee benefit costs	8,826	7,714	1,112
Depreciation and amortization	524	466	58
Travelling costs	133	93	40
Cost of technical sub-contractors	1,750	1,690	60
Cost of Software packages for own use	227	179	48
Third party items bought for service delivery to clients	1,110	721	389
Short-term leases	4	3	1
Consultancy and professional charges	16	19	(3)
Communication costs	44	42	2
Provision for post-sales client support	15	10	5
Repairs and maintenance	52	51	1
Other expenses	8	8	—
Total cost of sales	12,709	10,996	1,713

The increase in cost of sales as a percentage of revenue, in fiscal 2023 compared to fiscal 2022 was primarily due to an increase in the cost of efforts as a percentage of revenue (comprising of employee cost and cost of technical sub-contractors), and an increase in third party items bought for service delivery to clients as part of deals. Third party items bought for service delivery to clients include software and hardware which are integral to our overall service delivery to clients.

The cost of efforts as a percentage of revenue has increased mainly on account of compensation increase, reduction in utilization and higher on-site mix partially offset by a reduction in the use of sub-contractors, and currency and cost optimization benefits.

Gross profit

The following table sets forth our gross profit for fiscal 2023 and fiscal 2022:

	(Dollars in millions)
	Fiscal 2023	Fiscal 2022	Change
Gross profit	5,503	5,315	188
As a percentage of revenue	30.2%	32.6%

The gross margins for fiscal 2023 were impacted by an increase in employee cost, an increase in third party items bought for service delivery to clients partially offset by reduction in sub-contractor cost, currency and cost optimization benefits. Third party items bought for service delivery to clients include software and hardware which are integral to our overall service delivery to clients.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2023 and fiscal 2022:

	(Dollars in millions)
	Fiscal 2023	Fiscal 2022	Change	Percentage Change
Selling and marketing expenses	776	692	84	12.1%
As a percentage of revenue	4.3%	4.3%

	(Dollars in millions)
	Fiscal 2023	Fiscal 2022	Change
Employee benefit costs	598	572	26
Travelling costs	35	8	27
Branding and marketing	111	73	38
Short-term leases	1	1	—
Consultancy and professional charges	16	25	(9)
Communication costs	2	1	1
Other expenses	13	12	1
Total selling and marketing expenses	776	692	84

The selling and marketing expenses as a percentage of revenue for fiscal 2023 and fiscal 2022 have remained constant.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2023 and fiscal 2022:

	(Dollars in millions)
	Fiscal 2023	Fiscal 2022	Change	Percentage Change
Administrative expenses	902	868	34	3.9%
As a percentage of revenue	4.9%	5.3%

	(Dollars in millions)
	Fiscal 2023	Fiscal 2022	Change
Employee benefit costs	305	299	6
Consultancy and professional charges	178	209	(31)
Repairs and maintenance	116	110	6
Power and fuel	22	18	4
Communication costs	43	38	5
Travelling costs	22	9	13
Rates and taxes	37	35	2
Short-term leases	7	5	2
Insurance charges	21	22	(1)
Impairment loss recognized/(reversed) on financial assets	35	23	12
Commission to non-whole-time directors	2	2	—
Contribution towards Corporate Social Responsibility (CSR)	58	57	1
Other expenses	56	41	15
Total administrative expenses	902	868	34

The administrative expenses have reduced as a percentage of revenue by 0.4% during fiscal 2023 from fiscal 2022, primarily due to decrease in consultancy and professional charges as a percentage of revenue.

In accordance with the requirements of the Indian Companies Act, 2013, $58 million and $57 million, were contributed towards Corporate Social Responsibility during fiscal 2023 and fiscal 2022, respectively.

Operating profit

The following table sets forth our operating profit for fiscal 2023 and fiscal 2022:

	(Dollars in millions)
	Fiscal 2023	Fiscal 2022	Change
Operating profit	3,825	3,755	70
As a percentage of revenue	21.0%	23.0%

The decrease in operating profit as a percentage of revenue for fiscal 2023 from fiscal 2022 was primarily attributable to decrease of 2.4% in gross profit as a percentage of revenue partially offset by a decrease in administrative expense of 0.4% as a percentage of revenue.

Other income and Finance cost

The following table sets forth our other income and finance cost for fiscal 2023 and fiscal 2022:

	(Dollars in millions)
	Fiscal 2023	Fiscal 2022	Change	Percentage Change
Other income, net	335	308	27	8.8%
Finance cost	35	27	8	29.6%

Other income for fiscal 2023 primarily includes income from investments of $226 million, foreign exchange gain of $131 million on translation of other assets and liabilities and foreign exchange loss of $80 million on forward and option contracts.

Other income for fiscal 2022 primarily includes income from investments of $221 million, gain on investments of $24 million, foreign exchange gain of $24 million on translation of other assets and liabilities and foreign exchange gain of $12 million on forward and option contracts.

Finance cost is primarily on account of leases. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases.

Functional currency, presentation currency and foreign exchange

The functional currency of Infosys, Infosys BPM, EdgeVerve, Skava, Infosys Green Forum and controlled trusts is the Indian rupee. The functional currencies for all the other subsidiaries are the respective local currencies. The consolidated financial statements included in this Annual Report on Form 20-F are presented in U.S. dollars (rounded off to the nearest million) to facilitate the investors’ ability to evaluate Infosys’ performance and financial position in comparison to similar companies domiciled in other geographic locations. The translation of functional currencies of foreign subsidiaries to U.S. dollars is performed for assets and liabilities using the exchange rate at the Balance Sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in other comprehensive income and presented as currency translation reserves under other components of equity.

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

The following table sets forth the currencies in which our revenues for fiscal 2023 and fiscal 2022 were denominated:

Currency	Percentage of Revenues
	Fiscal 2023	Fiscal 2022
U.S. dollar	67.5%	66.8%
Euro	13.5%	13.6%
Australian dollar	5.6%	6.2%
United Kingdom Pound Sterling	4.4%	4.5%
Others	9.0%	8.9%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2023 and fiscal 2022:

	Fiscal 2023 (₹)	Fiscal 2022 (₹)	Appreciation / (Depreciation) of Indian Rupee in percentage
Average exchange rate during the period:
U.S. dollar	80.52	74.53	(8.0)%
Euro	83.80	86.49	3.1%
Australian dollar	54.96	55.00	0.1%
United Kingdom Pound Sterling	96.87	101.69	4.7%

	Fiscal 2023 (₹)	Fiscal 2022 (₹)
Exchange rate at the beginning of the period: (a)
U.S. dollar	75.79	73.11
Euro	84.22	85.75
Australian dollar	56.74	55.70
United Kingdom Pound Sterling	99.46	100.75
Exchange rate at the end of the period: (b)
U.S. dollar	82.17	75.79
Euro	89.44	84.22
Australian dollar	55.03	56.74
United Kingdom Pound Sterling	101.65	99.46
Appreciation / (Depreciation) of the Indian rupee against the relevant currency: ((b) / (a) - as a percentage)
U.S. dollar	(8.4)%	(3.7)%
Euro	(6.2)%	1.8%
Australian dollar	3.0%	(1.9)%
United Kingdom Pound Sterling	(2.2)%	1.3%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2023 and fiscal 2022:

	Fiscal 2023 ($)	Fiscal 2022 ($)	Appreciation / (Depreciation) of US dollar in percentage
Average exchange rate during the period:
Euro	1.04	1.16	10.3%
Australian dollar	0.68	0.74	8.1%
United Kingdom Pound Sterling	1.20	1.36	11.8%

	Fiscal 2023 ($)	Fiscal 2022 ($)
Exchange rate at the beginning of the period: (a)
Euro	1.11	1.17
Australian dollars	0.75	0.76
United Kingdom Pound Sterling	1.31	1.38
Exchange rate at the end of the period: (b)
Euro	1.09	1.11
Australian dollar	0.67	0.75
United Kingdom Pound Sterling	1.24	1.31
Appreciation / (Depreciation) of U.S. dollar against the relevant currency: ((b) / (a) - as a percentage)
Euro	1.8%	5.1%
Australian dollar	10.7%	1.3%
United Kingdom Pound Sterling	5.3%	5.1%

Depreciation/appreciation in the exchange rate between the Indian rupee or other currencies and the U.S. dollar affects our margins positively/negatively. The exchange rate between the Indian rupee, other currencies and the U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins. For more discussion on our foreign exchange exposure, see Item 3 in the section titled “Risk Factors – Risks Related to Our Cost Structure – Currency fluctuations and changes in interest rates may affect the results or our operations” in this Annual Report on Form 20-F.

We recorded a foreign exchange loss of $80 million for fiscal 2023 compared to gain of $12 million for fiscal 2022, on account of foreign exchange forward and option contracts and foreign exchange gain of $131 million and $24 million on translation of other assets and liabilities for fiscal 2023 and fiscal 2022, respectively.

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

The applicable Indian Corporate statutory tax rate for each of fiscal 2023 and fiscal 2022 was 34.94%.

In India, we have benefited from certain tax incentives that the Government of India had provided for the export of services from the SEZ units registered under the SEZ Act. As per the section 10AA of the Income Tax Act, SEZ unit who began to provide services on or after April 1, 2005, are eligible for an income tax deduction of 100% of profits or gains derived from the export of services for the first five years beginning with the assessment year relevant to the previous year in which the SEZ unit begins to provide services and 50% of such profits or gains for the five years thereafter. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act. In the event, the Company is not able to utilize the SEZ reserve for investment in plant and machinery within the timeline specified under the Income Tax Act, Company will have to pay tax on the unutilized reserve following the expiry of year specified. This would result in increase in tax cost.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to income tax. These tax incentives resulted in a decrease in our income tax expense of $362 million and $395 million for fiscal 2023 and 2022, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2023 and fiscal 2022 was $0.09 and $0.09, respectively. See Note 2.18, Income Taxes, under Item 18 of this Annual Report on Form 20-F for reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes.

The following table sets forth our income tax expense and effective tax rate for fiscal 2023 and fiscal 2022:

	(Dollars in millions)
	Fiscal 2023	Fiscal 2022	Change	Percentage Change
Income tax expense	1,142	1,068	74	6.9%
Effective tax rate	27.7%	26.4%

Our effective tax rate has increased marginally to 27.7% in fiscal 2023 from 26.4% in fiscal 2022. Effective tax rate is generally influenced by various factors including differential tax rates, non-deductible expenses, exempt non-operating income, overseas taxes, benefits from SEZ units, tax reversals and provisions pertaining to prior periods, changes to tax regulations and other tax deductions.

Income tax expense for fiscal 2023 and fiscal 2022 includes reversal (net of provisions) of $13 million and $36 million, respectively. For fiscal 2023, the tax reversals comprise of reversal of provisions of $38 million made in earlier periods which is offset by an additional tax provision of $25 million pertaining to prior periods. For fiscal 2022, the tax reversals comprise of reversal of provisions of $71 million made in earlier periods which is offset by an additional tax provision of $35 million pertaining to prior periods.

These reversals and provisions pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

As of March 31, 2023, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $494 million (₹4,062 crore).

As of March 31, 2022, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $528 million (₹4,001 crore).

The amount paid to statutory authorities against the tax claims amounted to $794 million (₹6,528 crore) and $791 million (₹5,996 crore) as of March 31, 2023 and March 31, 2022, respectively.

The claims against the Group majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from units registered under the Software Technology Parks Scheme (“STP Units”) and SEZ Units, disallowance of deductions in respect of hiring of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature and payments made to Associated Enterprises held as liable for withholding of taxes.

These matters are pending before various Appellate Authorities.

The management including the Company’s tax advisors expect that the Company’s position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group’s financial position and results of operations.

Net profit

The following table sets forth our net profit for fiscal 2023 and fiscal 2022:

	(Dollars in millions)
	Fiscal 2023	Fiscal 2022	Change
Net profit	2,983	2,968	15
As a percentage of revenues	16.4%	18.2%

The decrease in net profit as a percentage of revenues for fiscal 2023 as compared to fiscal 2022 was primarily attributable to a decrease in operating profit by 2%, and a decrease in other income as a percentage of revenue by 0.1% which is partially offset by a decrease of 0.3% in tax expense as a percentage of revenue.

Sensitivity analysis for defined benefit plans for Fiscal 2023 over Fiscal 2022

We provide for gratuity, a defined benefit retirement plan (Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation, or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2023, and March 31, 2022:

	(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Benefit obligation at the end	216	227
Fair Value of plan assets at the end	214	226
Funded Status – (Accrued defined benefit plan liability)	(2)	(1)

We also operate defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws. The plans provide for periodic payouts after retirement and/or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2023, and March 31, 2022, pertaining to our overseas pension plan:

	(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Benefit obligation at the end	112	122
Fair Value of plan assets at the end	106	111
Funded Status – (Accrued defined benefit plan liability)	(6)	(11)

Further, we also provide for provident fund to eligible employees of Infosys, which is a defined benefit plan as the Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2023, and March 31, 2022, pertaining to our defined benefit provident fund plan:

	(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Benefit obligation at the end	1,281	1,228
Fair Value of plan assets at the end	1,239	1,195
Funded Status – (Accrued defined benefit plan liability)	(42)	(33)

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

As of March 31, 2023 and 2022, we had $3,857 million and $4,432 million, respectively, in working capital. The working capital as of March 31, 2023, includes $1,481 million in cash and cash equivalents and $841 million in current investments. The working capital as of March 31, 2022 includes $2,305 million in cash and cash equivalents and $880 million in current investments. We have no outstanding borrowings. We believe that our working capital is sufficient to meet our current requirements. We believe that a sustained reduction in IT spending by clients, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or business segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are cash and cash equivalents, investments, and the cash flow that we generate from operations. Our cash and cash equivalents are comprised of deposits with banks and financial institutions with high credit-ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Cash and cash equivalents are primarily held in Indian Rupees. These cash and cash equivalents included a restricted cash balance of $44 million and $62 million as of March 31, 2023 and 2022, respectively. These restrictions are primarily on account of bank balances held by irrevocable trusts controlled by us. Our investments comprise of mutual fund units, Target maturity fund units and quoted debt securities (including investment in non-convertible debentures), certificates of deposit, commercial papers and government securities. Certificates of deposit and commercial papers represent marketable securities of banks, NBFCs and eligible financial institutions for a specified time period with high credit rating by domestic credit rating agencies. Investments made in non-convertible debentures represent debt instruments issued by government aided institutions and financial institutions with high credit rating.

A significant portion of our investments, along with our cash and cash equivalents, are fully liquid at any point in time. In addition, our investments are well-diversified in terms of their maturities as well as from a counter-party perspective. Thus, we do not perceive any liquidity risk from our investment portfolio perspective.

The following table sets forth our cash flows for fiscal 2023 and 2022:

	(Dollars in millions)
	Fiscal 2023	Fiscal 2022
Net cash provided by operating activities	2,853	3,345
Net cash (used) in investing activities	(218)	(1,005)
Net cash (used) in financing activities	(3,288)	(3,325)

Net cash provided by operating activities:

Our cash flows are robust. Our operating cash flows have decreased to $2,853 million in fiscal 2023 from $3,345 million in fiscal 2022 mainly on account of outflow on working capital and marginally higher income tax payments.

Trade receivables as a percentage of last 12 months’ revenues were 17% and 18.4% as of March 31, 2023, and 2022, respectively. Days Sales Outstanding (DSO) based on last 12 months’ revenues were 62 days and 67 days as of March 31, 2023, and 2022, respectively. Days Sales Outstanding has reduced in the current year due to the Management’s strong focus on ensuring timely collection from clients. Unbilled increase is mainly attributable to complex and integrated large deals.

In fiscal 2023, income tax paid under protest, consequent to demand from tax authorities in major tax jurisdictions was $1 million, relating to fiscal 2017 to fiscal 2019. Further, in fiscal 2023, refunds received from tax authorities was $34 million relating primarily to fiscal 2017 to fiscal 2023.

In fiscal 2022, income tax paid under protest, consequent to demand from tax authorities in major tax jurisdictions was $44 million, relating to fiscal 2016 and fiscal 2018. Further, in fiscal 2022, refunds received from tax authorities was $55 million relating primarily to fiscal 2017.

These demands were mainly towards denial of certain tax deductions such as disallowance of expenditure towards software being held as capital in nature, disallowance of certain capital gain exemption, disallowance of depreciation on intangible assets and non-grant of deduction under section 10AA of Income Tax Act. We have filed appeals with the Appellate Authorities (see Note 2.18, Income Taxes, under Item 18 of this Annual Report on Form 20-F).

Based on the assumptions as of March 31, 2023, we expect to contribute $27 million towards gratuity trusts and $5 million towards pension during fiscal 2024 (See Note 2.14.1, Gratuity and Pension, under Item 18 of this Annual Report on Form 20-F).

Net cash used in investing activities:

Net cash used in investing activities relating to our business acquisitions for fiscal 2023 was $113 million. There were no acquisitions made during the fiscal 2022.

During fiscal 2023 we paid $113 million, net of cash acquired, towards the acquisitions of oddity and BASE. The aggregate purchase consideration of the two acquisitions included contingent consideration with an estimated fair value of $6 million as on the date of acquisition. The undiscounted value of contingent consideration as of March 31, 2023 was $7 million. Additionally, these acquisitions have retention payouts and bonuses payable to the employees of the acquiree amounting to $42 million over three years from the acquisition date, subject to their continuous employment with the group along with achievement of certain financial targets.

The non-controlling shareholders of our acquisitions have a put option which, if exercised, would require the Group to purchase the remaining shares in those entities. The financial liability outstanding as of March 31, 2023 was $73 million.

Net cash used in investing activities, relating to acquisition of additional property, plant, and equipment and intangibles for fiscal 2023 and 2022 was $319 million and $290 million, respectively, for our software development centers.

During fiscal 2023 and 2022, we invested $10,667 million and $8,586 million, respectively, in marketable securities. Further, we redeemed marketable securities of $10,779 million and $7,785 million of during fiscal 2023 and 2022, respectively. We redeem investments to fund our business operations, dividend payouts and buybacks in line with the execution of our capital allocation policy. Marketable securities include liquid mutual funds, target maturity funds, quoted debt securities, certificates of deposit and commercial papers. Investment in equity and preference securities and other investments was $2 million and $3 million during fiscal 2023 and 2022, respectively. Further, sale of such investments during fiscal 2023 and 2022 was $12 million and $1 million, respectively. We invest in the start-up ecosystem to gain access to innovation that, when combined with our services and solutions, can benefit our clients. These investments are typically minority equity positions in start-up companies and/or venture capital funds. As of March 31, 2023, a total of $77 million has been invested in such assets since inception, and we have an uncalled capital commitment of $11 million. Our investments are fair valued in line with our accounting policy. We have exited some of our investments either because the investee company was sold to new shareholders or because it ceased to have any further strategic value for us. The carrying value of investments as of March 31, 2023, was $45 million. During fiscal 2023 and 2022, we invested $123 million and $121 million, respectively, in deposits placed with corporation. Further, redemption of deposits placed with corporation during fiscal 2023 and 2022 was $94 million and $101 million, respectively.

Net cash used in financing activities:

Net cash used in financing activities for fiscal 2023 primarily includes $1,697 million towards dividend payments, $1,398 million towards buyback of equity shares including transaction costs and tax on buyback and $151 million towards payment of lease liabilities. Net cash used in financing activities for fiscal 2022 primarily includes $1,703 million towards dividend payments, $1,503 million towards buyback of equity shares including transaction costs and tax on buyback and $125 million towards payment of lease liabilities.

During fiscal 2023 and 2022, $14 million and $112 million, respectively, was settled directly by a third party to the customer on behalf of the Company relating to certain technology assets taken over by the Company from a customer and accordingly considered as non-cash transaction. Refer to note 2.5 Other liabilities of Item 18 of this Annual Report on Form 20-F for further details.

As of March 31, 2023, the total lease liabilities on an undiscounted basis amounts to $1,123 million. For more details on the contractual maturities of lease liabilities refer to Note 2.8 leases, under Item 18 of this Annual Report on Form 20-F.

Further refer to Note 2.3, Financial instruments, liquidity risk section under Item 18 of this Annual Report on Form 20-F for the contractual maturity of significant financial liabilities.

Buyback completed in February 2023

The shareholders approved the proposal of the buyback of equity shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022, from the open market route through Indian stock exchanges of up to ₹9,300 crore (maximum buyback size, excluding buyback tax) at a price not exceeding ₹1,850/- per share. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period, we purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,300 crore (excluding transaction costs and tax on buyback) ($1,130 million). We funded the buyback from our free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

Buyback completed in September 2021

The shareholders approved the proposal of the buyback of equity shares in our Annual General meeting held on June 19, 2021, from the open market route through Indian stock exchanges of up to ₹9,200 crore (maximum buyback size) at a price not exceeding ₹1,750/- per share. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, we purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,648.53/- per equity share comprising 1.31% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback) ($1,243 million). We funded the buyback from our free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

Dividends

The following table sets forth the dividend per share declared for fiscal 2023 and 2022:

	Fiscal 2023		Fiscal 2022
	in ₹	in $ (4)	in ₹	in $ (4)
- Interim dividend	16.50	0.20	15.00	0.20
- Final dividend	17.50 (1)	0.21	16.00	0.21
	34.00	0.41	31.00	0.41
Payout ratio (interim and final dividend)		69.5%(2)(3)		57.2%(2)

(1)
Recommended by the Board at its meeting held on April 13, 2023, subject to the approval by the shareholders at the ensuing Annual General Meeting of the Company to be held on June 28, 2023, and if approved would result in a net cash outflow of approximately $881 million (excluding dividend paid on treasury shares).
(2)
Our present capital allocation policy effective fiscal 2020 is to pay approximately 85% of the free cash flow* cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Dividend and buyback payouts include applicable taxes, if any.
(3)
Based on outstanding number of shares on March 31, 2023.
(4)
Converted at the monthly exchange rate in the month of declaration of dividend.

* Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS.

The following table shows the cash outflow in the form of dividend payments:

	(Dollars in millions)
Particulars	Fiscal 2023	Fiscal 2022
Cash outflow *#
- Final dividend for fiscal 2022	856	—
- Interim dividend for fiscal 2023	841	—
- Final dividend for fiscal 2021	—	861
- Interim dividend for fiscal 2022	—	842

* Excludes dividend paid on treasury shares

# The Company declares and pays dividends in Indian rupees. The conversion of dividend paid to U.S. dollars is based on the exchange rate on date of payment

Contractual commitments

As of March 31, 2023, we had contractual commitments for capital expenditure primarily comprising of commitments for infrastructure facilities and computer equipments aggregating to $117 million, as compared to $164 million as of March 31, 2022. These commitments include $100 million in commitments for domestic purchases as of March 31, 2023, as compared to $109 million as of March 31, 2022; and $17 million in overseas commitments as of March 31, 2023, as compared to $55 million as of March 31, 2022. All our capital commitments will be financed out of cash generated from operations. We expect our outstanding contractual commitments as of March 31, 2023, to be majorly completed in a year.

Further we have an uncalled capital commitment towards investments of $11 million as of March 31, 2023, as compared to $4 million as of March 31, 2022.

As of March 31, 2023, we had purchase obligations amounting to $1,476 million, out of which approximately 48% is expected to be completed within the next year and the remaining thereafter. Purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

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
2.	Contract terms to determine future cash flows, categorized by expected maturity terms

Section: Derivative Financial Instruments under Note 2.3, Financial Instruments, of Item 18 of this Annual Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of March 31, 2023, and March 31, 2022.

We have provided the outstanding contract amounts in Note 2.3, Financial Instruments, of Item 18 of this Annual Report, table giving details in respect of outstanding foreign exchange forward and option contracts.

Current Financial Assets: The expected maturity of these assets falls within one year hence no additional disclosures are required.

Non-Current Financial Assets:

Prepayments and Other Assets - The financial assets under this schedule primarily consist of deposit held with corporation to settle certain employee-related obligations as and when they arise during the normal course of business and rental deposits with service providers. Consequently, the period of maturity could not be estimated (see Note 2.4, Prepayments and Other Assets, under Item 18 of this Annual Report on Form 20-F for additional information). Hence, we have not made any additional disclosures for the maturity of non-current financial assets. Further it includes net investment in sublease of right of use asset (see Note 2.8, Leases, under Item 18 of this Annual Report on Form 20-F for contractual maturity of net investment in sublease table).

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2023, and March 31, 2022.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years	Same table as above however as all our forward and option contracts mature within 12 months, we do not require further classification.

Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2023, and March 31, 2022.

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

We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.3, Financial Instruments, under Item 18 of this Annual Report; table analyzing the foreign currency risk from financial instruments as of March 31, 2023, and March 31, 2022.

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

Components of Market Risk

(1)
Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the Euro, the Australian dollar and the United Kingdom Pound Sterling, whereas we incur a significant portion of our expenses in U.S. dollar and Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations may be adversely affected as the Indian rupee appreciates against the U.S. dollar. For fiscal 2023 and 2022, U.S. dollar denominated revenues represented 67.5% and 66.8% of total revenues, respectively. For the same periods, revenues denominated in the Euro represented 13.5% and 13.6% of total revenues, revenues denominated in the Australian dollar represented 5.6% and 6.2% of total revenues while revenues denominated in the United Kingdom Pound Sterling represented 4.4% and 4.5% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, and payables.

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

Recent Accounting Pronouncements

Standards issued but not yet effective

New and revised IFRS Standards in issue but not yet effective:

Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors	:	Definition of Accounting Estimates
Amendments to IAS 1, Presentation of Financial Statements	:	Disclosure of Accounting Policies
Amendments to IAS12, Income taxes	:	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IFRS 16, Leases	:	Lease liability in a Sale and Leaseback

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

Amendments to IAS 1

On February 12, 2021, International Accounting Standards Board (IASB) has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. We have early adopted this amendment and the impact of the amendment is insignificant in our consolidated financial statements.

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

Amendments to IFRS 16

On September 22, 2022, IASB has issued amendments to IFRS 16 Leases, which added requirements explaining the subsequent measurement for a sale and leaseback transaction. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction. The effective date for the adoption of this amendment is annual reporting periods beginning on or after January 1, 2024, although early adoption is permitted. We have evaluated the amendment and there is no impact on our consolidated financial statements.

Critical Accounting Estimates

We consider the policies discussed below to be critical to an understanding of our financial statements for fiscal 2023 as their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting estimates and judgments are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

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

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

As of March 31, 2023, set forth below are the respective ages and positions of our directors and executive officers:

Name	Age	Position
Nandan M. Nilekani	67	Non-executive, Non-Independent Chairman
Salil Parekh	58	Chief Executive Officer and Managing Director
D. Sundaram	70	Lead Independent Director
Michael Gibbs	65	Independent Director
Uri Levine(1)	58	Independent Director
Bobby Parikh	59	Independent Director
Chitra Nayak	60	Independent Director
Govind Iyer(2)	60	Independent Director
Nilanjan Roy	56	Chief Financial Officer
Inderpreet Sawhney	58	Group General Counsel and Chief Compliance Officer
Shaji Mathew(3)	52	Group Head - Human Resources Development

Notes:

1.
Uri Levine retired as an Independent Director effective April 19, 2023
2.
Govind Iyer was appointed as an Independent director effective January 12, 2023
3.
Shaji Mathew was appointed as Group Head - Human Resources and as an executive officer effective March 22, 2023

Note:

The Board inducted Helene Auriol Potier as an independent Director of the Company effective May 26, 2023 for a term of three years. The proposal is being placed before the shareholders at the ensuing Annual General Meeting for their approval.

The following are the details of membership and chairmanship in Board committees as of March 31, 2023:

Name	Board	AC	NRC	SRC	CSR	ESG	RMC	Cyber Security (Risk Sub-Committee)
Nandan M. Nilekani	Chair
Salil Parekh	●
D. Sundaram	●	●	Chair	●			Chair	●
Michael Gibbs	●	●	●	Chair			●	Chair
Bobby Parikh	●	Chair		●			●
Uri Levine	●				●	●	●	●
Chitra Nayak	●			●	●	Chair	●
Govind Iyer	●		●		Chair	●	●	●
Total no. of members	8	3	3	4	3	3	6	4

Notes:

1.
Bobby Parikh was appointed as a chairperson of Audit committee effective March 23, 2023
2.
D. Sundaram ceased to be a chairperson and continues as member of Audit Committee effective March 23, 2023. He was appointed as a chairperson of the Nomination and Remuneration committee effective March 23, 2023
3.
Govind Iyer was appointed as a member of the Nomination and Remuneration committee, CSR Committee, ESG committee, Risk Management committee, Cybersecurity risk sub-committee effective January 12, 2023 and as chairperson of CSR Committee effective March 23, 2023
4.
Uri Levine retired as an Independent Director effective April 19, 2023, therefore, ceased to be the member of CSR Committee, ESG committee, Risk Management committee and Cybersecurity risk sub-committee.
5.
Michael Gibbs was appointed as the member of CSR Committee effective April 20, 2023

Note:

The Board inducted Helene Auriol Potier as an independent Director of the Company effective May 26, 2023 for a term of three years. The proposal is being placed before the shareholders at the ensuing Annual General Meeting for their approval.

Chair – Chairperson;

● – Member of the Committee;

AC – Audit Committee;

RMC – Risk Management Committee;

NRC – Nomination and Remuneration Committee;

SRC – Stakeholders Relationship Committee;

CSR – Corporate Social Responsibility Committee;

ESG – Environment, Social and Governance Committee

Size and composition of the Board

The Securities Exchange Board of India (SEBI) (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (“Listing Regulations”) mandates that for a company with a non-executive Chairman who is a Promoter, at least half of its board of directors should be independent directors and the Board of directors of the top 1,000 listed companies effective April 1, 2020, shall have at least one independent woman director. As of March 31, 2023, the Board was comprised of eight members, consisting of (i) one non-executive and non-independent Chairman, (ii) one Chief Executive Officer and Managing Director, and (iii) six Independent Directors. Independent directors constitute 75% of the Board - more than the requirements of the Indian Companies Act, 2013 and the Listing Regulations and as defined by Rule 303A.02 of the NYSE Listed Company Manual. One of the eight directors on our Board is an independent woman director, making up 12.5% of the Board’s strength. The Board periodically evaluates the need for change in its size and composition.

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

Risk Management: Experience in identifying and evaluating the significant risk exposures to the business strategy of the Company and assessing management’s actions to mitigate strategic, legal and compliance, and operational risk exposure.

Cybersecurity: Experience in assessing and managing cybersecurity-related risks and in implementing the cybersecurity policies, procedures, and strategies.

Profiles of Directors and Executive Officers as of March 31, 2023

Nandan M. Nilekani (Nandan) is the Chairman of Infosys Limited, which he co-founded in 1981, and EkStep, a not-for-profit effort to create a learner-centric, technology-based platform to improve basic literacy and numeracy for millions of children. In January 2023, he was appointed as the co-chair of the “G20 Task Force on Digital Public Infrastructure for Economic Transformation, Financial Inclusion and Development”. He was previously the Chairman of the Unique Identification Authority of India (UIDAI) in the rank of a Cabinet Minister. Nandan received his bachelor’s degree from IIT, Bombay. Fortune Magazine conferred on him the title of “Asia’s Businessman of the Year – 2003”. In 2005, he received the prestigious Joseph Schumpeter Prize for innovative services in economy, economic sciences and politics. In 2006, he was awarded the Padma Bhushan. The same year, he was named Businessman of the Year by Forbes Asia. Time magazine listed him as one of the 100 most influential people in the world in 2006 and 2009. Foreign Policy magazine listed him as one of the Top 100 Global Thinkers in 2010. In 2014, he won The Economist Social & Economic Innovation Award for his leadership of India’s unique identification initiative (Aadhaar). In 2017, he received the Lifetime Achievement Award from E&Y. CNBC-TV18 conferred the India Business Leader award for outstanding contribution to the Indian economy in 2017 and he also received the 22nd Nikkei Asia Prize for Economic & Business Innovation 2017. He has been inducted as International Honorary Member of the American Academy of Arts and Sciences in 2019. Business Standard Annual awards 2022 conferred, “The Life Time Achievement Award”. He is the author of Imagining India and co-authored with Viral Shah his second book, Rebooting India: Realizing a Billion Aspirations and his third book with Tanuj Bhojwani, The Art of Bitfulness: Keeping Calm in the Digital World released in January 2022.

Salil Parekh, as Chief Executive Officer and Managing Director, sets and evolves the strategic direction for the company and its portfolio of offerings, while nurturing a strong leadership team to drive its execution. Salil has more than 30 years of global experience in the IT services industry with a strong track record of driving digital transformation for enterprises, executing business turnarounds, and managing successful acquisitions. He is a member of the National Council of the Confederation of Indian Industry (CII). Earlier, Salil was a member of the Group Executive Board at Capgemini, where he held several leadership positions for 25 years. Salil was also a Partner at Ernst & Young and is widely credited for bringing scale and value to the Indian operations of the consultancy firm. He holds Master of Engineering degrees in Computer Science and Mechanical Engineering from Cornell University, and a Bachelor of Technology degree in Aeronautical Engineering from the Indian Institute of Technology, Bombay.

D. Sundaram is the Lead Independent Director of Infosys. He is the Chairperson of the Nomination and Remuneration Committee and the Risk Management Committee, and a member of the Audit Committee, the Stakeholder Relationship Committee and the Cybersecurity risk sub-committee. His experience spans corporate finance, business performance, monitoring operations, governance, mergers & acquisitions, talent / people management and strategy, Information Technology and cybersecurity, Sustainability and ESG. He joined Hindustan Unilever Limited (HUL), the Indian listed subsidiary of Unilever Plc, as a management trainee in June 1975 and served in various capacities including six years in Unilever, London as Commercial officer: Africa and Middle East (90-93) and as Sr. V.P for South Asia and Middle East (96-99). He was the Chief Finance Officer of HUL from April 1999 to March 2008 and as the Vice Chairman and CFO from April 2008 to July 2009. He is a two-time winner of the prestigious “CFO of the Year for FMCG Sector” award by CNBC TV18 (2006 and 2008). He was awarded as the “Best Independent Director Award” for the year 2019 by the Asian Center for Corporate Governance & Sustainability. Sundaram is a post-graduate in Management Studies (MMS), Fellow of the Institute of Cost Accountants, and has done Harvard Business School's Advanced Management Program (AMP). He currently serves as an independent director on the Boards of Listed Companies; GlaxoSmithKline Pharmaceuticals Limited and Crompton Greaves Consumer Electricals Limited.

Michael Gibbs is an Independent Director of Infosys. He is the Chairperson of the Stakeholders Relationship Committee and the Cybersecurity risk sub-committee and serves as a member of the Audit Committee, the Nomination and Remuneration Committee and the Risk Management Committee. He is the former Group CIO for BP, PLC having responsibility for setting and implementing BP’s IT strategy and providing computing and telecommunications technology services worldwide. As CIO, Michael led a transformation of the IT function at BP, reorganizing the function and operating model. He led improvements in cybersecurity and the application of emerging digital technologies including plans for a migration of legacy data centers to the cloud. Michael served as CIO for various businesses including Conoco Refining & Marketing, Europe and Asia, based in London and ConocoPhillips Supply and Trading, Corporate Functions and Global Downstream, based in Houston. In 2008, Michael returned to London joining BP as VP/CIO, Refining & Marketing, before becoming Group CIO in 2013. Michael graduated summa cum laude from Oklahoma State University with a degree in Management Science. He completed the Executive Management Program at Penn State University in 1997 and the Concours/Cash CIO Leadership Program in 2004. In 2015, he was named to CIO magazine’s list of the most influential Global CIOs and ranked as I-CIO’s 2nd most powerful IT executive in Europe.

Uri Levine is an Independent Director of Infosys. He serves as a member of the Risk Management Committee, the Corporate Social Responsibility Committee, the Environment, Social and Governance Committee and Cybersecurity risk sub-committee.

He is a passionate serial entrepreneur and disruptor. He co-founded Waze, the world’s largest community-based driving traffic and navigation app, with more than 500 million drivers around the globe, which was acquired by Google in June 2013 for more than US$ 1.1 billion. Levine heads “The Founders Kitchen”, a company-builder fund, and serves as the co-founder and chairman of Pontera (FeeX), FairFly, Refundit and Fibo. He also serves on the Board of Directors of Seetree, Zeek/CGNHub, Kahun, WeSki, Pumba, Zoomcar, AtlanTrees, Republix, Dynamo and more.

Levine’s vision in building startups is specifically intended to disrupt inefficient markets and improve under-functioning services with a focus on solving “BIG problems” and saving consumers time and money while empowering them and changing the world for the better. Levine has been in the high-tech business for the last 30 years, half of them in the startup scene, and has seen everything ranging from failure, middle success, and big success. He is also a world class-speaker on entrepreneurship, disruption, evolution vs. revolutions of markets, mobility and startups. Motivated to encourage the next generation of thinkers and innovators, he also leads an academic workshop entitled “How to Build a Startup”, aimed at undergraduate and graduate-level business students. Levine is a BA graduate from Tel Aviv University. Before attending university, he served in the Israeli army in its special intelligence unit 8200. He is a trustee at the Tel Aviv University.

Bobby Parikh is an Independent Director of Infosys. He is the Chairperson of the Audit Committee, and serves as a member of the Stakeholders Relationship Committee and the Risk Management Committee. He is the Managing Partner of Bobby Parikh Associates, a boutique firm focused on providing strategic tax and regulatory advisory services. Over the years, Bobby has had extensive experience in advising clients across a range of industries. Bobby’s particular area of focus is providing tax and regulatory advice in relation to transactions and other forms of business reorganizations, whether inbound, outbound or wholly domestic. In this regard, Bobby works extensively with private equity funds, other institutional investors and owners and managers of businesses to develop bespoke solutions that optimally address the commercial objectives underpinning a particular transaction or a business reorganization. Bobby also works closely with regulators and policy formulators in providing inputs to aid in the development of new regulations and policies, and in assessing the implications and efficacy of these and providing feedback for action. Bobby was co-founder of BMR Advisors, a highly regarded tax and transactions firm which he helped establish and run for over 12 years. Prior to forming BMR Advisors, Bobby was the Chief Executive Officer of Ernst & Young in India and held that responsibility until December 2003. Bobby worked with Arthur Andersen for over 17 years and was its Country Managing Partner until the Andersen practice combined with that of Ernst & Young in June 2002. Bobby led the Financial Services industry practice at Arthur Andersen and then also at Ernst & Young. Bobby is a graduate in Commerce from the University of Mumbai and qualified as a Chartered Accountant from the Indian Institute of Chartered Accountants of India in 1987. Other listed company boards that Bobby currently serves on as an independent director are Biocon Limited and Indostar Capital Finance Limited.

Chitra Nayak is an Independent Director of Infosys. She is the Chairperson of the Environment, Social and Governance Committee and serves as a member of the Risk Management Committee, the Stakeholder Relationship Committee and the Corporate Social Responsibility Committee. She has over 25 years of professional experience in go-to-market, general management, and operations leadership roles at various organizations. She currently serves as a Member of the Board at public companies Invitae (NVTA), a medical genetics company: at Forward Air (FWRD), a freight and logistics company; and at private companies UrbanFootprint and GetInsured/Vimo. She is a Senior Advisor at the Boston Consulting Group, a venture partner at 1414 Ventures and also advises startups on go-to market strategies. She was the Chief Operating Officer (COO), overseeing the go-to-market strategy at Comfy, a real-estate tech startup, and prior to that, she was COO at Funding Circle, an online SMB lending marketplace. Chitra has been in leadership roles at Salesforce for eight years, as COO, Platform, and Senior VP, Global Sales Development. She was earlier part of AAA, Charles Schwab, and the Boston Consulting Group as well. Chitra has a passion for empowering women in the workplace. She is the Co-Founder of Neythri.org, which supports South Asian professional women. She was also the Co-Founder of the Salesforce Women’s Network initiative. She has co-created and taught an MBA class on ‘Women in Leadership’ at California State University, East Bay. Chitra holds an MBA with Honors from Harvard Business School, an MS in Environmental Engineering from Cornell University, and a B.Tech. in Engineering from the Indian Institute of Technology.

Govind Iyer is an Independent Director of Infosys. He is the Chairperson of the Corporate Social Responsibility Committee and serves as a member of the Nomination and Remuneration Committee, Environment, Social and Governance Committee, Cybersecurity risk sub-committee and the Risk Management Committee. Govind Iyer retired as a Partner at Egon Zehnder (a Global leadership advisory Firm). Prior to joining Egon Zehnder, Govind worked at Procter & Gamble, Coca-Cola, and Heinz. Govind has served on the Wharton Executive Education Advisory Board and is an active University of Pennsylvania alumnus. He has served on the Advisory Board of Asian Venture Philanthropy Network (AVPN). He is a founding board member and Chairperson of Social Venture Partners in India, is a board member at GIVE India, and is a #LivingmyPromise signatory. He is also on the Board of Karmayogi Bharat, a Special Purpose Vehicle (SPV) of DoPT, which will enhance capacity building in the civil service through the iGOT Karmayogi platform. Govind has a Bachelor of Engineering degree from Regional Engineering College, Trichy, and an MBA from The Wharton School, University of Pennsylvania.

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

Shaji Mathew is the Group Head of Human Resource Development at Infosys. In this role, he is responsible for envisioning the roadmap for HR, driving strategy, and implementing operational priorities aligned with the overall organizational mandate. Shaji has over 30 years of experience in Infosys. Prior to his current role, he was Infosys’ global head of delivery for Financial Services, Insurance, Healthcare and Life Sciences. Over the years, he has played various leadership roles in delivery, as also in managing client relationships, commercials, solutioning, and people management across the US, Europe, and APAC. He has also been actively steering the company’s efforts to create a more inclusive workforce as the Chair for Diversity, Equity, and Inclusion (DEI) in India. Shaji is a rank holder from National Institute of Technology, Calicut and has completed a Global Leadership Program from Stanford University Graduate School of Business. He has served as the Chairman of Confederation of Indian Industry (CII) at the zonal level.

Compensation

Our Executive Compensation programs encourage reward for performance. A significant portion of the executives’ total rewards are tied to the delivery of long-term corporate performance goals, in order to align with the interest of the shareholders. The Overview of Executive Leadership Compensation is filed as an exhibit to this Annual Report on Form 20-F.

The 2015 Plan and 2019 Plan were previously filed as exhibits to the Annual Report on Form 20-F.

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

The compensation payable to independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of net profits for the year, calculated as per the provisions of the Indian Companies Act, 2013. The Board reviews the performance of independent directors on an annual basis. The Board, while deciding the basis for determining the compensation of the independent directors, takes various factors into consideration. These include global board compensation benchmarking, participation of individual directors in Board and Committee meetings, other responsibilities such as membership or chairmanship of committees, time spend in carrying out other duties, roles and functions as prescribed in Schedule IV of the Indian Companies Act, 2013, Listing Regulations and such other factors as the Board deems fit.

Non-Executive and Non-Independent Chairman’s Compensation

Nandan M. Nilekani, Chairman, voluntarily chose not to receive any remuneration for his services rendered to the Company in fiscal 2023.

Remuneration to Directors in Fiscal 2023

(A)
The table below describes the compensation for our Non-Executive and Independent Directors for fiscal 2023:

Name	Commission ($)
Non-Executive, Non-Independent Director:
Nandan M. Nilekani(1)	—
Non-Executive, Independent Directors:
Kiran Mazumdar-Shaw(2)	298,452
D. Sundaram(3)	325,247
Michael Gibbs	329,308
Uri Levine(4)	288,000
Bobby Parikh	245,493
Chitra Nayak	308,644
Govind Iyer(5)	59,082

(1)
Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company
(2)
Kiran Mazumdar-Shaw retired as a Lead Independent Director effective March 22, 2023
(3)
D. Sundaram appointed as Lead Independent Director effective March 23, 2023
(4)
Uri Levine retired as an Independent Director effective April 19, 2023
(5)
Govind Iyer appointed as Independent Director effective January 12, 2023

(B)
The table below describes the compensation for our executive directors and other executive officers, for fiscal 2023:

Name	Salary ($)	Bonus & incentive ($)	Amount accrued for long term benefits ($)	Value of RSUs granted ($)		Number of RSUs granted
Salil Parekh	827,890	2,306,531	54,861	7,007,201	(1)	353,953	(1)
Nilanjan Roy	331,361	257,413	25,318	861,846	(2)	45,829	(2)
Inderpreet Sawhney	655,478	468,398	25,961	1,224,171	(2)	70,030	(2)
Shaji Mathew(3)	3,327	2,791	287	216,140	(2)	12,570	(2)
Mohit Joshi(4)	761,219	630,062	201,205	589,930	(2)	31,000	(2)
Ravi Kumar S(5)	418,565	90,750	7,361	589,930	(2)	31,000	(2)
Krishnamurthy Shankar(6)	269,760	320,839	20,933	642,787	(2)	30,990	(2)

Note: The grants in the table above represent the total number of RSUs and value as on the date of grant. They do not include forfeitures.

The performance bonuses include accruals payable as per the terms of employment agreement. The actuals could differ based on the completion of performance evaluation and differences are adjusted at the time of payouts.

(1)
A) The Board, based on the recommendations of the Nomination and Remuneration Committee, under the 2015 Plan, approved:
a)
On April 13, 2022, performance-based grant of RSUs for fiscal 2023. These RSUs will vest in line with the employment agreement effective till June 30, 2022. Accordingly, 84,361 performance based RSUs were granted effective May 2, 2022.
b)
On July 24, 2022, in line with the shareholders approval and revised employment contract which is effective July 1, 2022
•
performance-based grant of RSUs (Annual performance equity grant) for fiscal 2023. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 140,228 performance-based RSUs were granted effective August 1, 2022.
•
performance-based grant of RSUs (Annual performance equity ESG grant) for fiscal 2023. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board. Accordingly, 12,894 performance-based RSUs were granted effective August 1, 2022.
•
performance-based grant of RSUs (Annual performance equity TSR grant) for fiscal 2023. These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board. Accordingly, 32,236 performance based RSUs were granted effective August 1, 2022.
c)
The grant of annual time-based RSUs for fiscal 2023 of 19,341 RSUs. The grants were made effective February 1, 2023. These RSUs will vest in line with the employment agreement overtime in three equal annual installments upon the completion of each year of service from the respective grant date.

B) The Board, based on the recommendations of the Nomination and Remuneration Committee under the 2019 Plan, approved:

a)
On April 13, 2022, the grant of annual performance based RSUs for fiscal 2023, in accordance with his employment agreement effective till June 30, 2022. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 64,893 performance based RSUs have been granted effective May 2, 2022.
(2)
During fiscal 2023 based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based RSU grants, performance based RSU grants under the 2015 Plan and performance based RSU grants under the 2019 Plan to its executive officers. The grants were made in fiscal 2023. Time based RSUs granted under the 2015 Plan will vest over four years, performance based RSUs granted under the 2015 Plan will vest equally over a period of one to three years from the date of grant based on the achievement of certain performance targets and RSUs granted under the 2019 Plan will vest over three years based on achievement of certain performance targets.
(3)
Shaji Mathew was appointed as Group Head - Human Resources and as an executive officer effective March 22, 2023, accordingly the compensation details in the table above are for the period March 22, 2023 to March 31, 2023.
(4)
Mohit Joshi, President has resigned effective March 11, 2023 and was on leave till June 9, 2023 which was his last date with the company.
(5)
Ravi Kumar S resigned as President effective October 11, 2022.

(6)
Krishnamurthy Shankar retired as Group Head - Human Resources and Infosys Leadership Institute effective March 21, 2023.

All the above grants were made in accordance with the 2015 Plan and 2019 Plan. The exercise price for the RSUs is equal to the par value of the shares. Refer to Note 2.17 of Item 18 of this Annual Report for further details.

All compensation to directors and officers disclosed in the table above that was paid in various currencies have been converted, for the purposes of the presentation in such table, at average exchange rates.

Equity Grants

The following is the summary of grants made to KMP during fiscal 2023, 2022 and 2021 under the 2015 Plan and 2019 Plan:

Particulars	Fiscal 2023	Fiscal 2022	Fiscal 2021
2015 Plan: Equity settled RSU
Salil Parekh, CEO and MD	289,060	114,490	218,739
U.B. Pravin Rao, COO and WTD(1)	—	—	—
Nilanjan Roy	22,829	15,423	25,012
Inderpreet Sawhney	37,030	21,200	27,100
Shaji Mathew(2)	6,570	—	—
Mohit Joshi(3)	—	70,010	90,350
Ravi Kumar S.(4)	—	63,420	81,050
Krishnamurthy Shankar(5)	11,990	—	14,900
	367,479	284,543	457,151
2019 Plan: Equity settled Performance based RSU
Salil Parekh, CEO and MD	64,893	73,962	148,434
U.B. Pravin Rao, COO and WTD(1)	—	—	59,374
Nilanjan Roy	23,000	9,000	12,000
Inderpreet Sawhney	33,000	14,000	18,000
Shaji Mathew(2)	6,000	—	—
Mohit Joshi(3)	31,000	25,000	32,000
Ravi Kumar S.(4)	31,000	25,000	32,000
Krishnamurthy Shankar(5)	19,000	—	10,000
	207,893	146,962	311,808

Total grants to KMP	575,372	431,505	768,959

Note: The grants in the table above represent the total number of RSUs as on the respective dates of grant. They do not include forfeitures.

(1)
Retired as a director and Chief Operating Officer effective December 12, 2021.
(2)
Shaji Mathew was appointed as Group Head - Human Resources and as an executive officer effective March 22, 2023, accordingly the grants in the above table are for the period March 22, 2023 to March 31, 2023.
(3)
Mohit Joshi, President has resigned effective March 11, 2023 and was on leave till June 9, 2023 which was his last date with the company.
(4)
Ravi Kumar S resigned as President effective October 11, 2022.
(5)
Krishnamurthy Shankar retired as Group Head - Human Resources and Infosys Leadership Institute effective March 21, 2023.

The equity awards granted under the 2015 Plan shall generally vest within a period of four years and the RSUs granted under the 2019 Plan generally vest within a period of three years based on the Company’s achievement of certain performance criteria as laid out in the 2019 Plan and shall be exercisable within the period as approved by the Nomination and Remuneration Committee.

Option Exercises and holdings

The following table gives details of exercises of RSUs and stock options by KMP for fiscal 2023 under the 2015 Plan and 2019 Plan:

Name of KMP	Number of RSU exercised	Number of stock options exercised
2015 Plan: Equity settled
Salil Parekh	124,783	—
Nilanjan Roy	26,701	—
Inderpreet Sawhney	28,975	55,566
Shaji Mathew(1)	2,312	—
Mohit Joshi(2)	92,475	225,500
Ravi Kumar S.(3)	20,262	—
Krishnamurthy Shankar(4)	22,425	28,500
	317,933	309,566
2019 Plan: Equity settled
Salil Parekh	73,962	—
Nilanjan Roy	10,667	—
Inderpreet Sawhney	14,333	—
Shaji Mathew(1)	—	—
Mohit Joshi(2)	27,333	—
Ravi Kumar S.(3)	10,666	—
Krishnamurthy Shankar(4)	10,000	—
	146,961	—

Total	464,894	309,566

(1)
Shaji Mathew was appointed as Group Head - Human Resources and as an executive officer effective March 22, 2023, accordingly the exercises in the above table are for the period March 22, 2023 to March 31, 2023
(2)
Mohit Joshi, President has resigned effective March 11, 2023 and was on leave till June 9, 2023 which was his last date with the company
(3)
Ravi Kumar S resigned as President effective October 11, 2022
(4)
Krishnamurthy Shankar retired as Group Head - Human Resources and Infosys Leadership Institute effective March 21, 2023

The following table gives details of exercises of RSUs and stock options by KMP for fiscal 2022 under the 2015 Plan and 2019 Plan:

Name of KMP	Number of RSUs exercised	Number of stock options exercised
2015 Plan: Equity settled
Salil Parekh	229,792	—
U. B. Pravin Rao(1)	45,351	86,000
Nilanjan Roy	22,727	—
Inderpreet Sawhney	31,926	33,334
Mohit Joshi	103,313	—
Ravi Kumar S.	102,601	56,376
Krishnamurthy Shankar	12,500	—
	548,210	175,710
2019 Plan: Equity settled
Salil Parekh	148,434	—
U. B. Pravin Rao(1)	59,374	—
Nilanjan Roy	5,000	—
Inderpreet Sawhney	8,334	—
Mohit Joshi	16,667	—
Ravi Kumar S.	16,667	—
Krishnamurthy Shankar	5,000	—
	259,476	—

Total	807,686	175,710

(1)
Retired as a director and Chief Operating Officer effective December 12, 2021

The following table gives details of exercises of RSUs and stock options by KMP for fiscal 2021 under the 2015 Plan and 2019 Plan:

Name of KMP	Number of RSUs exercised	Number of stock options exercised
2015 Plan: Equity settled
Salil Parekh	292,991	—
U. B. Pravin Rao	45,349	—
Nilanjan Roy	14,347	—
Inderpreet Sawhney(1)	31,924	—
Mohit Joshi	162,914	—
Ravi Kumar S.(1)	128,775	—
Krishnamurthy Shankar	30,926	—
	707,226	—
2019 Plan: Equity settled
Salil Parekh	100,604	—
U. B. Pravin Rao	40,241	—
Nilanjan Roy	—	—
Inderpreet Sawhney	6,250	—
Mohit Joshi	12,500	—
Ravi Kumar S.	12,500	—
Krishnamurthy Shankar	—	—
	172,095	—

Total	879,321	—

(1)
Includes cash settled RSUs

The following table gives details of outstanding RSUs and stock options held by KMPs as of March 31, 2023:

	As of March 31, 2023
Name of KMP	RSU	Stock Options
2015 Plan: Equity settled
Salil Parekh	309,879	—
Nilanjan Roy	56,196	—
Inderpreet Sawhney	89,855	—
Shaji Mathew(1)	17,016	2,626
Mohit Joshi(2)	174,248	—
Ravi Kumar S(3)	—	—
Krishnamurthy Shankar(4)	6,722	—
	653,916	2,626
2019 Plan: Equity settled
Salil Parekh	64,893	—
Nilanjan Roy	46,667	—
Inderpreet Sawhney	59,000	—
Shaji Mathew(1)	20,667	—
Mohit Joshi(2)	77,334	—
Ravi Kumar S(3)	—	—
Krishnamurthy Shankar(4)	16,333	—
	284,894	—

Total	938,810	2,626

(1)
Shaji Mathew appointed as Group Head - Human Resources effective March 22, 2023
(2)
Mohit Joshi, President has resigned effective March 11, 2023 and was on leave till June 9, 2023 which was his last date with the company
(3)
Ravi Kumar S resigned as President effective October 11, 2022
(4)
Krishnamurthy Shankar retired as Group Head - Human Resources and Infosys Leadership Institute effective March 21, 2023

Term of Office

The Indian Companies Act, 2013 precludes independent directors from retiring by rotation. Independent directors shall hold office for a term up to five consecutive years on the board of directors of the company and will be eligible for re-appointment on passing of a special resolution by the Company. Accordingly, Salil Parekh, our Chief Executive Officer and Managing Director, retires by rotation at the 2023 Annual General Meeting pursuant to applicable provisions on rotation of directors as per Indian Companies Act, 2013. Being eligible for re-appointment as director, Salil has sought re-appointment and the Board has recommended the same for the approval of the shareholders. The term of office of each of the directors as of March 31, 2023, is given below:

Name	Date when Current Term of Office Began (1)	Expiration / Renewal Date of Current Term of Office (2)	Whether Term of Office is subject to retirement by rotation
Nandan M. Nilekani	August 24, 2017	NA	Yes
Salil Parekh	January 2, 2018	March 31, 2027	Yes
D. Sundaram	July 14, 2022	July 13, 2027	—
Michael Gibbs	July 13, 2021	July 12, 2026	—
Uri Levine	April 20, 2020	April 19, 2023	—
Bobby Parikh	July 15, 2020	July 14, 2023	—
Chitra Nayak	March 25, 2021	March 24, 2024	—
Govind Iyer	January 12, 2023	January 11, 2028	—

(1)
For executive directors, this is the date such director was appointed as an executive director. For non-executive directors, this is the date such director was appointed / re-appointed as a director not liable to retire by rotation.
(2)
For executive directors, this is the date when such director’s current term of appointment as an executive director expires.

Note:

The Board inducted Helene Auriol Potier as an independent Director of the Company effective May 26, 2023 for a term of three years. The proposal is being placed before the shareholders at the ensuing Annual General Meeting for their approval.

Employment and Indemnification agreements

Under the Indian Companies Act, 2013 our shareholders must approve the salary, bonus and benefits including stock incentives of all our executive directors. We have entered into agreements with our executive director, Salil Parekh, Chief Executive Officer and Managing Director. Refer to the section titled “Material Contracts” in Item 10 of this Annual Report on Form 20-F for the details of his contracts.

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

Board Leadership Structure

Nandan M. Nilekani is the Non-Executive, Non-Independent Chairman of the Board (“Chairman”) effective August 24, 2017, and Salil Parekh is the Chief Executive Officer and Managing Director (“CEO & MD”) effective January 2, 2018. The Board appointed D. Sundaram as the Lead Independent Director effective March 23, 2023. D. Sundaram is also the Chairperson of the Nomination and Remuneration and Risk Management Committees.

The responsibilities and authority of the Chairman, the CEO & MD and the Lead Independent Director are as follows:

Chairman

The Company has separated the role of Chairman and the CEO & MD to create a more balanced governance structure. The Chairman leads the Board, and is responsible for fostering and promoting the integrity of the Board while nurturing a culture in which the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. He presides over all meetings of the Board and of the shareholders of the Company.

The Chairman takes a lead role in managing the Board and facilitates effective communication among directors. He is responsible for overseeing matters pertaining to governance, including the organization, composition and effectiveness of the Board and its committees, and performance of individual directors.

The Chairman actively works with the nomination and remuneration committee to plan the composition of the Board and Board Committees, induct directors to the Board, plan for director succession, participate effectively in the Board evaluation process and meet with individual directors to provide constructive feedback and advice.

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

The CEO & MD acts as a link between the Board and the Management and is also responsible for leading and evaluating the work of other executive leaders.

Lead Independent Director

The lead independent director was appointed by the Board to ensure robust independent leadership of the Board. The general authority and responsibilities of the lead independent director are decided by the group of independent directors. The lead independent director also performs additional duties as determined by the Board.

The lead independent director provides leadership to the independent directors, liaises on behalf of the independent directors and ensures Board effectiveness in maintaining high-quality governance of the organization and effective functioning of the Board.

Board’s Role in Risk Oversight

Our Board is responsible for overall oversight of risk management. The Risk Management Committee, comprising of independent directors, assists the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks. The Risk Management Committee has the overall responsibility of monitoring and approving the enterprise risk management framework and associated practices of the Company. It is also responsible for reviewing and approving risk disclosure statements in public documents or disclosures.

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

Independent directors have three key roles – governance, control and guidance. Some performance indicators, based on which the independent directors are evaluated, include:

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

The Board engaged Egon Zehnder, a leadership advisory firm on board matters, to conduct the Board evaluation for fiscal 2023. The evaluation process focused on Board dynamics, softer aspects, committee effectiveness and information flow to the Board or its committees, among other matters. The methodology included various techniques such as questionnaires, one-on-one discussions, etc. The recommendations were discussed with the Board and individual feedback was provided. Progress on recommendations from last year and the current year’s recommendations were discussed. The aspects of succession planning and committee composition were also considered. The Board evaluation process was completed during fiscal 2023.

Further, the evaluation process was based on the affirmation received from the independent directors that they met the independence criteria as required under the Companies Act 2013, the Listing Regulations and the NYSE listing manual.

Succession Planning

The Nomination and Remuneration Committee works with the Board on the leadership succession plan to ensure orderly succession in appointments to the Board and in senior management positions. The Company strives to maintain an appropriate balance of skills and experience within the organization and the Board in an endeavor to introduce new perspectives while maintaining experience and continuity. In addition, promoting senior management within the organization fuels the ambitions of the talent force to earn future leadership roles.

Board and Management Changes

Inductions:

The Board has appointed D. Sundaram as the Lead Independent Director of Company, effective March 23, 2023, based on the recommendation of Nomination and Remuneration Committee.

Based on the recommendations of the Audit Committee and the Nomination and Remuneration Committee, the Board designated Shaji Mathew as an executive officer effective March 22, 2023, for the purpose of reporting under the rules of Securities and Exchange Commission and Key Managerial Personnel as defined under IAS 24- Related Party Disclosures.

The disclosure in this regard is available at https://www.infosys.com/newsroom/press-releases/2023/appointment-group-head-human-resources.html

The shareholders approved the appointment of Govind Iyer, as an independent director of the Board effective January 12, 2023, for a term of five years till January 11, 2028, by passing special resolution through Postal ballot Notice dated February 28, 2023.

Bobby Parikh is proposed for re-appointment as an Independent director for a second term of five years with effect from July 15, 2023 up to July 14, 2028. The Board has recommended his reappointment for the approval of the shareholders at the ensuing Annual General Meeting, to be held on June 28, 2023.

Helene Auriol Potier has been appointed as an independent director of the Company effective May 26, 2023 for a term of three years. The Board has recommended her appointment for the approval of the shareholders at the ensuing Annual General Meeting, to be held on June 28, 2023.

Retirements and resignations:

Kiran Mazumdar Shaw, Lead Independent director, retired as member of the Board effective March 22, 2023. The Board placed on record their appreciation for Ms. Shaw’s invaluable contribution, guidance, and strategic vision, that has helped the Company build and execute a resilient growth strategy.

The disclosure in this regard is available at https://www.infosys.com/newsroom/press-releases/2023/appointed-lead-independent-director.html

Ravi Kumar S., President (KMP) has resigned effective October 11, 2022. The Board of Directors placed on record their deep sense of appreciation for the services rendered by Ravi Kumar S. for his contributions to the Company.

Mohit Joshi, President (KMP) has resigned effective March 11, 2023 and was on leave till June 9, 2023 which was his last date with the company. The Board of Directors placed on record their deep sense of appreciation for the services rendered by Mohit Joshi and for his contributions to the company.

Krishnamurthy Shankar, Group Head of Human Resources (KMP), retired on March 21, 2023. Krish has led the development of a strong employee value proposition, helped build a digital skills-based ecosystem and enabled digital career paths for employees. Krish was also integral to effectively managing the workforce and seamless business continuity during, and after the pandemic, while maintaining an unwavering focus on employee well-being.

Board Committees

As of March 31, 2023, the Board has six committees and one sub-committee: Audit Committee, Nomination and Remuneration Committee, Stakeholders Relationship Committee, Risk Management Committee, Corporate Social Responsibility (CSR) Committee, Environment, Social and Governance Committee and Cybersecurity risk sub-committee. The charters governing these committees and corporate governance guidelines are posted on our website at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx. All of our committees and our sub-committee consist entirely of independent directors.

The Board, in consultation with the Nomination and Remuneration Committee, is responsible for assigning and determining terms of service for committee members.

The Chairman of the Board, in consultation with the Company Secretary and the respective committee chairperson, determines the frequency of the committee meetings. Generally, all the committees meet four times a year. The recommendations of the committees are submitted to the Board for approval. During the year, all the recommendations of the committees were approved by the Board. The quorum for meetings is the higher of two members or one-third of the total number of members of the committee.

Audit Committee

The Audit Committee is comprised of three independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act as of March 31, 2023. They were:

▪
Bobby Parikh, Chairperson and Financial Expert
▪
D. Sundaram, Financial Expert

▪
Michael Gibbs

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

The Audit Committee met eleven times during fiscal 2023.

The Audit Committee approved, and the Board adopted the Related Party Transaction Policy, Code on Fair Disclosure and Investor Relations and Insider Trading Policy. The policies that are required to be published are available on our website: https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx

In India, we are listed on the BSE and the NSE. We are also listed on the NYSE in the United States. In India, Regulation 18 of the Listing Regulations and in the United States, the Blue-Ribbon Committee set up by the SEC mandate that listed companies adopt an appropriate Audit Committee charter. The Committee is guided by the charter adopted by the Board, available on the Company’s website, at https://www.infosys.com/investors/corporate-governance/documents/audit-committee-charter.pdf. The charter is reviewed annually and was last amended on April 13, 2023, to keep it relevant to the current composition and functions of the Committee.

See Item 18 for the report of the Audit Committee.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee is comprised of three independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules as of March 31, 2023. They were:

▪
D. Sundaram, Chairperson
▪
Michael Gibbs
▪
Govind Iyer

The main objectives and responsibilities of the Nomination and Remuneration Committee of the Board are to (i) assist the Board in discharging its responsibilities relating to compensation of the Company’s Executive Directors, KMP and Senior Management; (ii) evaluate and approve the adequacy of the compensation plans, policies, programs and succession plans for Company’s Executive Directors, KMP and Senior Management (including identifying persons to be appointed to positions of KMP and Senior Management in accordance with identified criteria and to recommend to the Board their appointment and removal); (iii) formulate the criteria for determining qualifications, positive attributes and independence of a director and for performance evaluation of directors on the Board (iv) administration of equity based plans and schemes approved by the shareholders; (v) oversee the Company’s nomination process for the KMP and senior management and identify, screen and review individuals qualified to serve as directors, KMP and senior management consistent with the criteria approved by the Board; (vi) recommend appointment and removal of Directors, for approval at the annual meeting of shareholders; (vii) Carry out evaluation of the performance of the Board and review the evaluation’s implementation and compliance; (viii) leadership development and succession planning; (ix) develop and maintain corporate governance policies applicable to the Company; and (x) devise a policy on Board diversity.

The Nomination and Remuneration Committee oversees key processes by which the Company recruits new members to its Board, and the processes by which the Company recruits, motivates and retains outstanding senior management as well as the Company’s overall approach to human resources management.

The Nomination and Remuneration Committee met seven times during fiscal 2023.

The Board amended the charter of the Nomination and Remuneration Committee on January 12, 2022 and the Nomination and Remuneration Policy on March 17, 2023.

The committee charter and policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-committee-charter.pdf ;

Policy: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf

Risk Management Committee

The Risk Management Committee was comprised of six independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules, as of March 31, 2023. They were:

▪
D. Sundaram, Chairperson
▪
Michael Gibbs
▪
Uri Levine (retired from the Board effective April 19, 2023)
▪
Bobby Parikh
▪
Chitra Nayak
▪
Govind Iyer

The primary objectives of the Risk Management Committee are to assist the Board, (i) to assist the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks; (ii) to monitor and approve the enterprise risk management framework and associated practices of the Company; (iii) to periodically assess risks to the effective execution of business strategy by reviewing key leading indicators in this regard; (iv) to periodically review the risk management processes and practices of the Company and ensure that the Company is taking the appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities; (v) to evaluate significant risk exposures of the Company and assess the Management’s actions to mitigate the exposures in a timely manner; (vi) to evaluate risks related to cybersecurity and ensure appropriate procedures are in place to mitigate these risks in a timely manner; (vii) to coordinate its activities with the audit committee in instances where there is any overlap with audit activities; (viii) to review and reassess the adequacy of the Risk management committee Charter periodically and recommend any proposed changes to the Board for approval; (ix) to ensure access to any internal information necessary to fulfill its oversight role and obtain advice and assistance from internal or external legal, accounting or other advisors; and (x) to appoint, remove and approve terms of remuneration of the Chief Risk Officer.

The Risk Management Committee met four times during fiscal 2023.

The Risk Management Committee charter as amended on July 14, 2021, is available on the Company’s website: https://www.infosys.com/investors/corporate-governance/documents/risk-management-committee-charter.pdf

Cybersecurity Risk Sub-committee

In April 2019, the Risk Management Committee created the Cybersecurity Risk Sub-committee. As of March 31, 2023, the Cybersecurity Risk Sub-committee was comprised of four independent directors:

▪
Michael Gibbs, Chairperson and Cybersecurity expert
▪
D. Sundaram
▪
Uri Levine (retired from the Board effective April 19, 2023)
▪
Govind Iyer

The objective of the sub-committee is to assess cybersecurity related risks and the preparedness of the Company to mitigate and react to such risks. The sub-committee meets periodically and recommends its findings, if any, to the risk management committee. The sub-committee has appointed an external consultant who is an expert in security engineering to advise and guide the sub-committee on cybersecurity matters.

The sub-committee met four times during fiscal 2023.

Stakeholders Relationship Committee

The Stakeholders Relationship Committee was comprised of four independent directors as of March 31, 2023. They were:

▪
Michael Gibbs, Chairperson
▪
D. Sundaram
▪
Bobby Parikh
▪
Chitra Nayak

The Board has appointed A.G.S. Manikantha, Company Secretary, as the Compliance Officer, as required under the Listing Regulations, effective December 1, 2015 and as the Nodal Officer effective October 14, 2016, to ensure compliance with the Investor Education Protection Fund ("IEPF") Rules.

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

The purpose of the Committee is to assist the Board and the Company to oversee the various aspects of interests of stakeholders of the Company. The term ‘stakeholder’ includes shareholders, debenture holders and other security holders.

The Stakeholders Relationship Committee met four times during fiscal 2023.

The Stakeholders Relationship Committee charter is available on the Company’s website, at: https://www.infosys.com/investors/corporate-governance/documents/stakeholders-relationship-committee.pdf

Corporate Social Responsibility Committee (“CSR Committee”)

The CSR Committee was comprised of three independent directors as of March 31, 2023:

▪
Govind Iyer, Chairperson
▪
Chitra Nayak
▪
Uri Levine (retired from the Board effective April 19, 2023)

The CSR committee is responsible for in identifying the areas of CSR activities, programs and execution of initiatives as per defined guidelines and for overseeing the activities / functioning of the Infosys Foundation, Infosys Foundation USA and other initiatives undertaken by the Company, including Australia and Europe. The Foundations, in turn, guide the CSR committee in reporting the progress of deployed initiatives, and making appropriate disclosures on a periodic basis.

The CSR Committee met four times during fiscal 2023.

The CSR Committee charter is available on our website at: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf

The CSR Policy is available on our website at: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf

Environment, Social and Governance Committee (“ESG Committee”)

The ESG Committee was comprised of three independent directors as of March 31, 2023:

▪
Chitra Nayak, Chairperson
▪
Govind Iyer
▪
Uri Levine (retired from the Board effective April 19, 2023)

The primary objectives and responsibilities of the Committee are to: (i) guide the creation of the ESG Vision and ambitions of the Company and continuously review updates and progress on the ESG vision and goals, thereon; (ii) review the ESG Operations Council and its working. The Committee may form and delegate authority to subcommittees as and when appropriate; (iii) ensure that the Company is taking the appropriate measures to undertake and implement actions to further its ESG vision and ambitions. The Committee shall have access to any internal information necessary to fulfill its role, in this regard; (iv) review any statutory requirements for Sustainability reporting e.g., Business Responsibility and Sustainability Reporting and guide Infosys’ leadership on global ESG assessments; (v) Authority to obtain advice and assistance from internal or external experts, advisors; (vi) review and reassess the adequacy of ESG committee charter periodically and recommend any proposed changes to the Board for approval.

The ESG Committee met four times during fiscal 2023.

The main responsibility of the ESG committee is to guide the ESG journey of the Company which was embarked in 2011. The ESG Committee charter is available on our website at https://www.infosys.com/investors/corporate-governance/documents/environment-social-governance-committee-charter.pdf

EMPLOYEES

As of March 31, 2023, we had 343,234 employees, of which 324,816 were professionals involved in service delivery to clients. As of March 31, 2022, we had 314,015 employees, of which 297,859 were professionals involved in service delivery to clients. As of March 31, 2021, these numbers stood at 259,619 and 245,037 respectively.

As of March 31, 2023, we had 265,886 employees in India, 38,671 employees in the Americas, 21,163 employees in Europe and 17,514 employees in the rest of the world.

RETURN TO OFFICE AND HYBRID MODEL OF WORK

It has been over two years since we at Infosys, transitioned to a hybrid work model, prioritizing safety and flexibility. This shift has enabled us to be more responsive to customer demands, more resilient to disruptions, and more productive, characterized by empathy and flexibility.

Today, our offices have integrated technology into their design to deliver an experience far beyond the traditional way of working. At Infosys, our objective is to build and retain social capital among employees to enhance collaboration and innovation in a hybrid workplace. In addition, working from the office in a hybrid model promotes ideation and self-learning, which fosters self-development. Our approach to returning to work has been balanced, with a focus on flexibility, employee safety and wellbeing, and client commitments.

Distinct-phased approach adopted in transitioning to hybrid work culture:

We adopted a multi-pronged approach to enable the transformational hybrid work model under the three pillars of work, workspace and workforce. The remote-to-hybrid transition was facilitated centrally as well as at the individual unit and Development Center (DC) levels. Transition was enabled at the geo level aligning to the regional norms and policies of individual countries where we operate.

As we progress on a phased return to office, encouraging employees to work on a hybrid model, we are focused on the following aspects:

Communication and change management, DC operations and logistics, employee support measures, employee DC transfer and satellite offices, and client requirements.

Supporting employees in transition to hybrid work:

Infosys has taken a number of steps to support the transition to a hybrid work model. These include surveying employees to understand their preferences, developing a location-level microsite, providing accommodation support, relaxing COVID restrictions, creating user-friendly dashboards to track the adoption of the hybrid work model, conducting in-person freshers training , lateral induction, developing InfyMe Hoteling application, conducting employee well-being programs, opening six satellite offices, establishing a 24*7 helpdesk, launching a Talent Anywhere model, enhancing the employee experience, customizing the hybrid model to provide more flexibility to employees, aligning systems, processes, and policies, supporting employees and families for the booster dose vaccination, complying with the local laws and regulations, establishing effective employee communication and collaboration, and enabling managers and leaders across locations to successfully manage hybrid work.

Initiatives to enhance our Employee Value Proposition

Our Employee Value Proposition aims to inspire and enable our employees to find purpose and make an indelible impact through meaningful work and passionate teams; ensure that our employees continuously learn and grow in their careers and shape our collective future; and create opportunities for every employee to navigate further, powered by our culture and partnered by other employees with shared aspirations.

EMPLOYEE CAREERS & LEARNING AVENUES

•
Lex: Our in-house learning platform continues to be a significant driver of talent development at Infosys. With remote work firmly established, Lex has evolved to engage employees through hybrid learning models.
•
Internal Marketplace: With reskilling gaining momentum, more employees are acquiring new skills and capabilities. Internal Marketplace serves as a vehicle to match employees with opportunities to provide job rotation in work areas of their choice and capability.
•
Bridge: Helps employees to develop new skills and shift to new careers that typically require different qualifications.
•
Accelerate: This helps employees gain exposure to various roles and practical experience with new skills through involvement in short-term internal projects. Powered by an intelligent platform, it allows job creators to publish independent job modules (with client approvals) that their job-seeking colleagues can volunteer to execute. Both job creators and seekers are incentivized for work well done.
•
Learning and Career: This is a one-stop-portal for all learning and career-related needs of employees with smart integration with other Infosys internal systems like Lex to guide employees on their learning journeys.
•
Performance management: The framework focuses on deep engagement of key talent through regular conversations between managers and teams through check-ins facilitated by a contemporary tool. It also strengthens focus on development through career conversations and Integrated Development Plans (IDPs).
•
Faster and predictable careers: We embarked on a journey to enable business with a view on employees eligible for promotion / progression in the next few quarters. This helped business in engaging with key talent well ahead in their career journey and ensured that they experience accelerated growth within the organization.
•
Digital Specialist: This has emerged as an aspirational track for high performers who want to work with niche technologies in digital transformation projects. The career track enables employees to see capability-driven growth that is not dependent on tenure and augments a talent pool that is continuously learning and generating value for us and our clients.
•
Digital Quotient (DQ): This helps employees keep track of their digital skills. Those with a higher Digital Quotient have greater access to new opportunities and interesting projects.
•
Platinum Club: A niche experience created for our top performers, it is an exclusive group of highly skilled and high performing individuals. The program’s structure ensures diverse career experiences for those who qualify.
•
Aspiration management: iAIM was launched as the new framework for capturing employee aspirations in fiscal 2023. The framework is centred around four key principles of Connect, Converse, Converge and Close.
•
Manager and leadership development: through key structured interventions as part of our Global Delivery Talent effectiveness program has contributed tremendously to the key learning and enablement of our leaders in Global Delivery. A basket of offerings has been designed that brings together external sessions, internal leader facetime, mentoring, cross-skilling, best sharing of practices and collaboration across our various business segments and units.
•
SALESFLEX: The capability of our people and systems, which is the backbone of our organization, has been completely re-imagined and revamped through our multi-pronged People Transformation Charter named SALESFLEX. Some of the key initiatives under SALESFLEX are HORIZON, a sales-focused capability building intervention designed exclusively for high-potential sales leaders, SYNERGY, a four-week onboarding program for new sales employees; I AM INFINITE, an exclusive, leadership initiative in partnership with Stanford Business School and Cambridge University providing a curated and customized experiential learning for the participants; ASSURED, a sales leadership program in partnership with Stanford is an exclusive, leadership initiative for leaders to strengthen their financial acumen; INSYNC VIRTUAL COHORT, a three-week training module launched for sales leaders, in partnership with ETA, that covers instructor-led webinars, self-learning courses and expert-led webinars; SKILLUP SALES CERTIFICATIONS, customized sales certifications from Cornell University, customized to enable our salesforce and prepare them for this next spurt of growth, and EMPOWER, INCLUSION HABIT JOURNEY, an external-led bespoke program with immersive experience for leaders driving the change.

EMPLOYEE EXPERIENCE

We strive to create a world-class employee experience by designing consistent and best-in-class policies, processes, programs, and systems, by focusing on creating ‘Experience by Design’. We collect employee feedback to improve our offerings and create positive experiences. We are committed to creating memorable moments that matter and using technology to drive the right behavior among managers and teams.

A few initiatives in fiscal 2023:

•
Digitization: We have strengthened our people practices by using technology and automation to improve workforce efficiency, engagement, transformation, and innovation
•
People analytics: Analytics played a critical role in planning interventions during the last financial year. Advanced modeling tools, along with employee Pulse analytics and manager dashboards, helped us improve our talent strategy and retention. We also leveraged analytics effectively in the move to hybrid work.
•
InTap: is our smart sourcing and interview management application to attract and manage candidates and provide best-in-class experience along with an efficient hiring process.
•
Launchpad: We expanded the coverage of Launchpad to our entities and across the globe. This mobile app-based, selfservice platform provides new hires a guided flow, which is digital, remote and seamless, during the onboarding process.
•
Infosys Meridian: enables a remote-first workplace that mirrors the offline experience with its event management platform and breakout sessions capabilities.
•
InfyMe: We continued to enrich our InfyMe app with more services that enables teams to operate, connect and collaborate easily and it is particularly effective in the hybrid working model.
•
iEngage: We use iEngage to inform, inspire, and build a happier workplace. It helps us drive vertical engagement between employee and unit leadership. Managers can use this to schedule engagement events, invite employees and track actions identified during such events.
•
Intelligent automation: We are making our systems smarter with:

1. Nudges to managers and employees, which are driving the right behavior and guiding managers to take the right decisions in matters like role change, retention etc.

2. Chatbots that are transforming query management, and

3. Robotic Process Automation, which is being leveraged to reduce manual work of our teams.

•
Employee discount programs: Infosys’ employee-centric initiatives, InfyGold+, offer exclusive discounts and deals on various products and services, providing a valuable perk to our employees and contributing to the Company’s efforts to attract and retain top talent.

REWARDS & RECOGNITION

•
Infosys RISE (Real. Instant. Specific. Excite): underlines the importance of a single platform to meet all the company’s reward and recognition needs. It allows managers to tailor incentives that align with their team member’s unique skills and personal circumstances. Accolades are recorded over time to provide a comprehensive view of an employee’s rewards while showcasing genuinely transformational progress in recognition and value.
•
Infosys Stripes: A one-stop, gamified, point-based system that tracks and rewards employee achievements across functions and the organization through Infy Coins, Infy Points, badges and certificates. It allows employees to see their accomplishments, redeem their rewards and share their achievements with colleagues.
•
Early Career and Rewards (ECR): This program for campus hires at Infosys aims to provide visibility on career and pay growth in the Company over three years since joining. The program allows employees to see a milestone-based career progression as well as pay increments during the program duration and then move to a career stream of their choice.
•
Sales Excellence and Stellar Awards: Sales Excellence Awards provides a platform to recognize and reward the best sales talent. Stellar Awards was instituted as a quarterly recognition platform across each unit that will recognize individuals who have gone the extra mile and made significant contributions during the quarter.

•
Awards for Excellence (AFE): The AFE remains our largest rewards and recognition platform for employees. This year marked its 28th anniversary, and we received about 1,000 nominations across geographies in over 20 categories.

EMPLOYEE CARE & CONNECT

•
Employee engagement: We have a robust 5C (Connect, Collaborate, Celebrate, Care, Culture) employee engagement framework that drives us to create best-in-class employee experiences and supports our people to stay motivated and always deliver their best.
•
Manager Code: We have designed the Infosys manager enablement framework to equip our leaders with the capabilities to help their teams build technical, business and people skills along with a digital mindset to accelerate their development journeys. Managers also have a behaviour code that encourages them to adhere to seven fundamental principles that shape a good manager at Infosys.
•
Infosys Great Manager Program: Our flagship manager enablement program - The Infosys Great Manager Program guides managers through a structured learning path to build and strengthen four key competencies to build future readiness – business acumen, digital mindset, leading people and operational excellence. The program is self-paced and is entirely in the e-learning mode to achieve a wider and broader reach among managers.
•
Employee well-being: At Infosys, over the years, employee well-being has developed into a more evolved and substantial model with the help of our program HALE (Health Assessment and Lifestyle Enrichment). Our wellness programs stand strong on the four pillars of physical wellbeing, social well-being, emotional well-being, and safety.
•
Power Teams include short and specific team intervention modules with project as the nucleus. Apart from being an excellent way to engage with employees, Power Teams aims to leverage the strengths of everyone to maximize project output.

CREATING A POSITIVE WORK ENVIRONMENT

•
Culture and values: The organization culture, driven by our core values (C-LIFE), is one of the main levers that drive our business. At Infosys, we work to build and sustain an inclusive, non-discriminatory and equal opportunity workplace. Our ESG ambition aims to strengthening diversity, equity and inclusion in the Company and achieving 45% representation for women in our workforce by 2030. Our workplace policies and investments focus on learning and development, and specific interventions for women to navigating their personal and professional lives.
•
Orbit Next: A year-long program for our women managers in India. It aims at building capabilities through reskilling and honing leadership skills to prepare them for next-level roles.
•
Restart with Infosys: A unique intervention we relaunched to hire women after career breaks. The program offers flexible working formats, training, skill building, and intense mentoring to give women the support and confidence they need to return to their careers.
•
Women in Tech (TechCohere): This year, over 50 sessions and panel discussions were conducted by women technologists. 11 white papers and 37 POVs authored by women technologists were published.
•
Employee Resource Groups (ERGs): To strengthen inclusion and belonging, we now have more than 12,000 employees in various ERGs.

AWARDS:

•
Infosys was recognized for the second consecutive year for Excellence in HR Analytics at SHRM HR Excellence Awards
•
HALE won the Best Health and Wellness Program 2023 by India Today Group
•
Iam the Future Women in Leadership Program by the Infosys Leadership Institute (ILI) won the Women Icons Asia D&I Champions Award in the category of Advancement of Women in 2022. This award celebrates and honors the accomplishments of the organization that has programs and initiatives to advance women in their workplace.
•
IamtheFuture Women in Leadership Program by ILI won the Brandon Hall Gold Award for DEI in 2022. This was awarded to the program in recognition of being an excellent program in advancing development of women in leadership roles.
•
ILI won the Chief Learning Organization’s Learning Elite Silver Organization Award in 2022, with one of the key contributors of this recognition being the impact of women in leadership through the IamtheFuture program.

NAM Awards and Recognition:

•
Diversity Inc. Top 50 Companies for Diversity placed Infosys as “Noteworthy” Company for Diversity in 2021 and 2022.
•
Infosys scored 100% on the Corporate Equality Index Score (CEI) in 2022 for LGBTQ+ inclusion – up from 95% in 2021.

Recruiting

As of March 31, 2023, the Group employed 343,234 employees, of which 324,816 were professionals involved in service delivery to the clients, including trainees.

We have built our global talent pool by recruiting fresh graduates from premier universities, colleges and institutes globally. We constantly attract and hire developers, architects, technical leaders and project managers in areas of digital and cloud, and transformation. We have built robust relationships with top institutions in India and recruit students who have consistently shown high levels of achievement. We have continued upscaling our InfyTQ platform which brings the best of our Mysuru training to the hands of the learners across the country. This amplified the learning experience of students who also undergo assessments to get the coveted Infosys Certification. We also have been globally recognized for our Innovation in recruitment for our HackWithInfy, an Online Coding contest, which also helps us attract the best of coders into our organization.

We also recruit students from campuses outside India, including but not limited to United States, UK, Australia, Singapore, Japan, Germany, Canada, Mexico, Mauritius and China. We rely on a rigorous selection process involving evaluation of mathematical and logical aptitude, coding ability and in-depth interviews, to identify the best applicants. This selection process is continually assessed and refined based upon multiple factors including performance tracking of past recruits. We have continued to conduct interviews virtually across the globe and the team also enhanced the in-house applicant tracking system which is currently being used for hiring in India and China.

During fiscal 2023, we received 5,342,299 employment applications, interviewed 389,183 applicants and extended offers of employment to 114,374 applicants. These statistics do not include our subsidiaries. We added 29,219 new employees, net of attrition, during fiscal 2023.

Education, Training and Assessment (ETA)

Infosys continues to make investments in developing human potential for the organization, and for the world at large. The Foundation Training Program, anchored across India, Mexico, the US, the UK, Canada, Germany, Australia, Singapore, and Japan, continues to enable newly onboarded entry-level hires to transform into corporate professionals. Comprising nearly 50 technology streams, the curriculum has kept pace with the dynamic business requirements and the preferred pedagogical approach of the current generation of talent. The curriculum continues to be current as courses on Generative AI and Prompt Engineering have been introduced into the foundation program to introduce the freshers to the latest technologies. During the COVID pandemic, the foundation training was conducted virtually, with trainings being conducted in online mode. However, keeping pace with the times, the training is back to in-person classroom training.

Our Continuous Education program is aimed at reskilling / upskilling our existing employees with the twin objectives of increasing fulfillment of skilled talents in client projects and enriching the expertise of our global workforce in next-generation digital technologies and methodologies. We provide online self-learning, instructor-led virtual training opportunities along with in-person classroom training opportunities to our employees. We offer ‘Bridge programs’ that help employees with training and internship opportunities to switch to a new career field such as consulting or technical architecture.

Lex, our in-house learning platform, offers over 14,800 curated courses, which includes over 10,000+ courses procured from vendor partners both for enterprise consumption and niche communities who have specific content requirements. About 50,000 employees use Lex on weekdays with an average learning time of about 35 - 40 minutes, and 14,000 employees use Lex on weekends with an average learning time of about 45 - 50 minutes.

The learning efforts at Infosys helped us get laudable external accolades from Brandon Hall, ATD Best, Training Apex and NASSCOM who recognized Education, Training and Assessment as the Cloud Innovator of the Year.

Infosys Wingspan, our configurable talent transformation platform for clients, is being used by several global organizations. Infosys Wingspan has also been leveraged for the ESG initiative, Infosys Springboard. In alignment with the Infosys ESG Vision 2030, Infosys Springboard aims to empower over 10 million people with digital and life skills by 2025. This program is led by a dedicated team of experts collaborating globally with curriculum partners, non-profits, and a global network of leading educational institutions. About 12,000+ learning courses are available in Springboard and about 5.3 million learners from across India have registered on Infosys Springboard. The platform is available in English and all major Indian regional languages, including Urdu and Sanskrit. Infosys Springboard team is working with state education departments in ten states, one of which has leveraged this to enable more than one lakh teachers in the regional language.

Leadership development

Fiscal 2023 saw The Infosys Leadership Institute (ILI) win 5 international awards of repute, a testament to the impact of the leadership programs to the strategic imperatives of the organization. This includes the Chief Learning Officer Learning Elite award and Brandon Hall awards for overall leadership development strategy & execution, IamtheFuture women in leadership program, and the Culture Transformation program. The Constellation Program continued its focus on developing high potential leaders towards strengthening the organizational successor pool. 13 strategic projects and a 10-month leadership certification program with Harvard Business School (HBS) were the cornerstones of development of Constellation leaders.

Since its inception in 2021, nearly 450 women leaders as part of the IamtheFuture program have successfully completed various phases of their learning journey towards earning the Infosys Leadership Institute-Stanford GSB certification. The year saw the second cohort of women leaders globally completing the program while the first cohort completed the advanced version of the program. IamtheFuture continues to receive extremely positive feedback not just from the participants, but from managers, mentors, sponsors, and other leaders. Follow through on the specific development actions identified through talent reviews with business heads has ensured personalized development for the women leaders. Leadership Counseling, Engagement and Networking Circles, Career Conversations and Mentoring were the other areas of focus in the program.

ILI launched a certificate program on Financial Leadership in partnership with Stanford for all the senior leaders in the organization. The first cohort of 150 leaders completed the program and a second one is in progress. The program has received stellar feedback, in no small measure due to the high level of contextualization brought in by the senior finance leaders of Infosys. Many leaders also successfully completed certificate programs with Wharton. The year also saw a variety of curated leadership programs, both internal as well as external. There was a significant increase in the participation, with 7000+ leadership learning days across 125 programs. About 75% of all senior leaders participated in at least one ivy-league program, with more than 95% completing at least one leadership program in the year. ILI plans to continue building on this development momentum in the coming year.

Visas

As of March 31, 2023, less than 50% of our employees in the United States held either H-1B visas, which allow the employee to remain in the United States for up to six years as specialty occupation professionals, and L-1 visas, which allow the employee to stay in the United States for up to five years (for specialized knowledge experts) or seven years (for managers and executives).

SHARE OWNERSHIP

The following table sets forth as of May 19, 2023, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from May 19, 2023. Beneficial ownership is determined in accordance with rules of the SEC. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors and executive officers include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 4,149,874,692 equity shares outstanding as of May 19, 2023. Percentage of shareholders representing less than 1% are indicated with ‘*’:

Name beneficially owned	Equity Shares beneficially owned	% of equity Shares
Nandan M. Nilekani(1)	100,461,168	2.42
Salil Parekh	852,060	'*'
Bobby Parikh(2)	6,887	'*'
Govind Iyer	991	'*'
Nilanjan Roy(3)	85,607	'*'
Inderpreet Sawhney(4)	125,014	'*'
Shaji Mathew(5)	284,073	'*'
Total (all directors and executive officers)	101,815,800	2.45

Note: No other material changes subsequently till June 15, 2023.

(1)
Shares beneficially owned by Nandan M. Nilekani include 59,678,006 Equity Shares owned by members of his immediate family. Nandan M. Nilekani disclaims beneficial ownership of such shares.
(2)
Includes 2,754 Equity shares jointly held with his spouse as the first holder.
(3)
Includes 6,667 PSUs vested on February 27, 2023, 7,000 PSUs vested on March 31, 2023 and 2,167 PSUs vested on June 1, 2023 which are yet to be exercised.
(4)
Includes 2,833 PSUs vested on June 1, 2023 which are yet to be exercised.
(5)
Includes 1,333 PSUs vested on March 31, 2023 and 667 PSUs vested on June 1, 2023 which are yet to be exercised.

Note:

Among directors, D. Sundaram, Michael Gibbs, Uri Levine and Chitra Nayak do not hold shares / ADRs of the Company.

Option plans

2015 Plan

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as of March 31, 2016). These instruments will generally vest over a period of four years. The plan numbers are further adjusted with the September 2018 bonus issue.

Controlled trust holds 12,172,119 and 13,725,712 shares as of March 31, 2023, and March 31, 2022, respectively, under the 2015 Plan, out of which 200,000 equity shares each have been earmarked for welfare activities of the employees as of March 31, 2023, and March 31, 2022.

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

The following is the summary of grants made during fiscal 2023, 2022 and 2021 under the 2015 Plan and 2019 Plan:

Particulars	Fiscal 2023	Fiscal 2022	Fiscal 2021
2015 Plan
RSU - Equity settled	2,152,454	1,590,423	2,660,611
RSU - Incentive units (cash settled)	92,400	49,960	115,250

2019 Plan
Equity settled Performance based RSU	3,914,657	2,850,629	1,596,408

Total grants	6,159,511	4,491,012	4,372,269

Refer to the compensation table of this Annual Report on Form 20-F for details on grants to individual KMPs.

The equity awards granted under the 2015 Plan would generally vest over a period of four years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee.

The RSUs granted under the 2019 Plan would generally vest over a period of three years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee.

During fiscal 2023, 2022 and 2021, we recorded an employee stock compensation expense of $64 million, $56 million and $45 million, respectively, in the statement of comprehensive income. This comprises of expense pertaining to employee stock compensation of the CEO, COO, other executive officers, and other employees.

The following table gives the details of outstanding RSUs and stock options under the 2019 Plan and 2015 Plan as of March 31, 2023:

	Stock incentives outstanding
	2019 Plan	2015 Plan
RSUs	7,222,038	5,408,018
ESOPs	—	134,030

Grants made under the 2015 Plan have been adjusted for the September 2018 bonus issue.

For additional information on our stock incentive compensation plans, see Note 2.17 Employees’ Stock Options Plans under Item 18 of this Annual Report on Form 20-F.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of May 19, 2023, certain information with respect to beneficial ownership of equity shares held by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of May 19, 2023. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors and officers include equity shares owned by their family members to which such directors and officers disclaim beneficial ownership.

	Class of security	No. of shares beneficially held		% of class of shares	No. of shares beneficially held		% of class of shares	No. of shares beneficially held		% of class of shares
Name of the beneficial owner	Equity	May 19, 2023			March 31, 2022			March 31, 2021
Shareholding of all directors and officers as a group	Equity	101,815,800	(1)	2.45	102,061,184	(2)	2.43	103,163,904	(3)	2.42
Life Insurance Corporation of India	Equity	312,145,307		7.52	243,347,641		5.78	250,063,497		5.87

1)
Comprised 101,815,800 shares owned by directors and officers and includes stock options which have vested and yet to be exercised.
(a)
Includes 6,667 PSUs vested on February 27, 2023, 7,000 PSUs vested on March 31, 2023 and 2,167 PSUs vested on June 1, 2023 totaling to 15,834 PSUs of Nilanjan Roy.
(b)
Includes 2,833 PSUs vested on June 1, 2023 of Inderpreet Sawhney.

(c)
Includes 1,333 PSUs vested on March 31, 2023 and 667 PSUs vested on June 1, 2023 totaling to 2,000 PSUs of Shaji Mathew.

The percentage of ownership is calculated on 4,149,874,692 equity shares.

2)
Comprised of 102,061,184 shares owned by directors and officers. The percentage of ownership is calculated on 4,206,738,641 equity shares.
3)
Comprised of 103,163,904 shares owned by directors and officers. The percentage of ownership is calculated on 4,260,660,846 equity shares.

Our ADSs are listed on the NYSE. Each ADS currently represents one equity share of par value ₹5/- per share. ADSs are registered pursuant to Section 12(b) of the Exchange Act and as of May 19, 2023, held by 114,377 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors ("FIIs"), Foreign Portfolio Investors ("FPIs") and Non-Resident Indians ("NRIs"). As of May 19, 2023, 31.11% of our equity shares were held by these FIIs, FPIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs, FPIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

Major shareholders do not have differential voting rights with respect to the equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government, by any other corporation or by any other natural or legal person. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

RELATED PARTY TRANSACTIONS

Refer to Note no. 2.20 ‘Related party transactions’ in Item 18 of this Annual Report for the entire list of related parties and percentage of shareholding as of March 31, 2023 and March 31, 2022.

Related party transactions of Infosys Limited with its subsidiaries (on a standalone – basis)

a. Details of capital invested in subsidiaries as of March 31, 2023:

(Dollars in millions)
List of subsidiaries	As of March 31, 2023
Infosys BPM	145
Infosys China	63
Infosys Chile	1
Infosys Mexico	14
Infosys Sweden	11
Infosys Public Services	17
Infosys Shanghai	165
Infosys Consulting Holding	241
Infosys Singapore Pte. Ltd.(2)	375
EdgeVerve	203
Infosys Nova	353
Infosys Americas(1)	—
Infosys Austria GmbH(1)	—
Infosys Consulting Ltda	47
Brilliant Basics Holdings Limited	9
Infosys Arabia Limited(1)	—
Panaya	84
Infosys Luxembourg S.a r.l.	3
WongDoody, Inc	56
Infosys Consulting S.R.L (Argentina)(1)(2)(3)	—
Infosys Bulgaria(1)	—
Infosys Germany Holding GmbH(1)	—
Infosys Green Forum(1)	—
Infosys Business Solutions LLC(2)	1
Infosys Automotive and Mobility GmbH & Co. KG	2
Infosys Turkey Bilgi Teknolojileri Limited Sirketi(2)	1
Infosys Consulting S.R.L (Romania)	5
Skava	9

(1)
The investment amount is less than $1 million.
(2)
During fiscal 2023, Infosys infused further capital in its subsidiaries for funding acquisitions and to meet the working capital and other business requirements.
(3)
Infosys Consulting S.R.L. (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022.

During fiscal 2023, Infosys Singapore Pte Ltd (a wholly owned subsidiary of Infosys Limited) completed two business combinations to complement its digital offerings by acquiring 100% voting interests in:

(i)
oddity GmbH, oddity group services GmbH, oddity space GmbH, oddity jungle GmbH, oddity code GmbH and oddity waves GmbH (collectively known as oddity), a Germany-based digital marketing, experience, and commerce agencies on April 20, 2022.

(ii)
BASE life science A/S, a consulting and technology firm in the life sciences industry in Europe on September 1, 2022.

Refer to Note 2.10 Business combinations, under Item 18 of this annual report for further details on acquisitions.

b. Details of amounts of outstanding loans at the end of the year:

		(Dollars in millions)
Particulars	March 31, 2023	March 31, 2022	March 31, 2021
Loans:
Infosys China(1)	—	—	3
Infosys Turkey Bilgi Teknolojileri Limited Sirketi(2)	5	—	—
Infosys Shanghai(1)	—	—	10
	5	—	13

Debentures:
EdgeVerve(3)	—	—	73

(1)
Interest rate of 6% for fiscal 2021 and repayable on demand
(2)
Interest at the rate of 7.45% per annum and term of loan is 1 year.
(3)
Interest rate for fiscal 2021 is 7.14%

c. Details of largest amounts of loan outstanding during the fiscal:

		(Dollars in millions)
Particulars	Fiscal 2023	Fiscal 2022	Fiscal 2021
Loans:
Infosys China	—	3	12
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	5	—	—
Infosys Singapore Pte Ltd	50	—	38
Infosys Consulting S.R.L (Romania)	—	—	1
Infosys Shanghai	—	10	10

Debentures:
EdgeVerve	—	73	153

d. Details of related party transactions:

i) Capital transactions:

		(Dollars in millions)
Particulars	Fiscal 2023	Fiscal 2022	Fiscal 2021
Financing transactions
Equity
Infosys China	—	—	5
Infosys Shanghai	—	15	—
Infosys Consulting S.R.L (Argentina)(1)(2)	—	—	—
Infosys BPM(1)	—	—	—
Infosys Green Forum(1)	—	—	—
Infosys Nova	—	—	176
Infosys Consulting Ltda	—	—	21
WongDoody Holding Company Inc	—	—	3
Kallidus Inc	—	—	(21)
Infosys Automotive and Mobility GmbH & Co.KG	—	2	—
Infosys Germany Holding GmbH(1)	—	—	—
Infosys Luxembourg S.a r.l.	—	—	2
Infosys Business Solutions LLC(3)	1	—	—
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	1	—	—
Preference shares
Infosys Singapore Pte Ltd	189	—	—
	191	17	186
Debenture (net of repayment)
EdgeVerve	—	(73)	(84)
	—	(73)	(84)
Loans (net of repayment)
Infosys China	—	(3)	(10)
Infosys Shanghai	—	(10)	10
Infosys Singapore Pte Ltd	1	—	(38)
Infosys Consulting S.R.L. (Romania)	—	—	(1)
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	5	—	—
	6	(13)	(39)

(1)
The investment amount is less than $1 million.
(2)
Infosys Consulting S.R.L. (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022.
(3)
Infosys Business Solutions LLC, a wholly-owned subsidiary of Infosys Limited, was incorporated on February 20, 2022.

All transactions between Infosys and its subsidiaries till March 31, 2023 are in the ordinary course of business.

ii) Revenue transactions

	(Dollars in millions)
Particulars	Fiscal 2023	Fiscal 2022	Fiscal 2021
Purchase of services
Infosys China	23	17	9
Infosys Consulting Holding and its subsidiaries	238	199	147
Infosys Singapore Pte Limited and its subsidiaries	57	34	19
Infosys Consulting Ltda	14	8	6
Infosys Consulting S.R.L. (Romania)	30	31	25
Infosys BPM and its subsidiaries	336	310	209
Infosys Sweden	7	7	6

Infosys Shanghai	18	16	12
Infosys Mexico	30	20	10
Infosys Chile	4	2	2
Infosys Public Services	1	1	4
Panaya Ltd.	18	19	18
WongDoody,Inc	94	39	16
Infosys Limited Bulgaria	5	1	—
Infosys Automotive and Mobility GmbH & Co. KG	—	8	—
Kallidus Inc	—	—	3
Infosys Nova and its subsidiaries	99	49	5
Edgeverve	3	2	—
Infosys Luxembourg	1	—	—
Brilliant Basics Limited	—	4	7
	978	767	498
Purchase of shared services including facilities and personnel
Brilliant Basics Limited	—	—	1
WongDoody,Inc	8	6	3
Infosys Green Forum	5	1	—
Infosys BPM and its subsidiaries	5	—	—
Infosys Automotive and Mobility GmbH & Co. KG	1	—	—
Infosys Mexico	1	1	1
	20	8	5
Interest income
Infosys Shanghai	—	—	1
Infosys Singapore Pte Limited	1	—	1
EdgeVerve	—	—	8
	1	—	10
Dividend income
Brilliant Basics Holdings Ltd	—	9	—
EdgeVerve	34	—	—
Infosys BPM	148	154	43
	182	163	43
Sale of services
Infosys China	3	4	3
Infosys Mexico	3	3	4
Infosys Consulting Holding and its subsidiaries	6	4	3
Infosys Consulting Ltda		1	1
Infosys Singapore Pte Limited and its subsidiaries	27	21	20
Infosys BPM and its subsidiaries	71	82	40
Infosys Sweden	9	8	6
Infosys Shanghai	1	1	—
EdgeVerve	102	80	90
Infosys Luxembourg S.à.r.l	17	12	3
Infosys Nova and its subsidiaries	1	1	1
Infosys Automotive and Mobility GmbH & Co. KG	9	27	—
Infosys Chile	1	—	—
Infosys Public Services	97	83	92
	347	327	263

Sale of shared services including facilities and personnel
EdgeVerve	4	13	4
Panaya Ltd.	1	1	1
Infosys China	1	—	—
Infosys Consulting Holding and its subsidiaries	2	—	—
Infosys Nova and its subsidiaries	1	—	—
Infosys Automotive and Mobility GmbH & Co. KG(1)	97	—	—
Infosys Green Forum	1	—	—
Infosys BPM and its subsidiaries	14	3	3
	121	17	8
Any other transaction
Infosys Foundation(2)	40	—	—
	40	—	—

(1)
Includes amounts netted off against respective expenses.
(2)
Effective January 1, 2022, Infosys Foundation a trust jointly controlled by KMP of Infosys Limited is a related party. For fiscal 2023, the Company made contributions to Infosys Foundation to fulfill its corporate social responsibilities.

All transactions between Infosys and its subsidiaries till March 31, 2023 are in the ordinary course of business.

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

The annual rates of interest for these loans vary from 0% to 7%. Loans aggregating $40 million, $38 million and $26 million were outstanding as of March 31, 2023, 2022 and 2021, respectively.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

▪
Report of Independent Registered Public Accounting Firm.
▪
Consolidated Balance Sheet as of March 31, 2023, and 2022.
▪
Consolidated statements of comprehensive income for the years ended March 31, 2023, 2022 and 2021.
▪
Consolidated statements of changes in equity for the years ended March 31, 2023, 2022 and 2021.
▪
Consolidated statements of cash flows for the years ended March 31, 2023, 2022 and 2021.
▪
Notes to the consolidated financial statements.

Export revenue

For fiscal 2023, 2022 and 2021, we generated $17,734 million, $15,831 million and $13,169 million, or 97.4%, 97.1% and 97.1% of our total revenues of $18,212 million, $16,311 million and $13,561 million, respectively, from the export of our products and rendering of services outside of India.

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

Buyback completed in February 2023

The shareholders approved the proposal of the buyback of equity shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022, from the open market route through Indian stock exchanges of up to ₹9,300 crore (maximum buyback size, excluding buyback tax) at a price not exceeding ₹1,850/- per share. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period, the Company purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,300 crore (excluding transaction costs and tax on buyback) ($1,130 million). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

Buyback completed in September 2021

The shareholders approved the proposal of the buyback of equity shares in the Annual General meeting held on June 19, 2021, from the open market route through Indian stock exchanges of up to ₹9,200 crore (maximum buyback size) at a price not exceeding ₹1,750/- per share. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, the Company purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,648.53/- per equity share comprising 1.31% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback) ($1,243 million). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

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

Dividend Distribution Policy

As per Regulation 43A of the SEBI LODR the top 500 listed companies shall formulate a dividend distribution policy. Accordingly, the policy was adopted to set out the parameters and circumstances that will be taken into account by the Board in determining the distribution of dividend to its shareholders and / or retaining profits earned by the Company. The dividend policy is filed as an exhibit to this Annual Report on Form 20-F. The policy is available on our website: https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx

The following table provides details of per share dividend recognized and paid during fiscal 2023, 2022 and 2021:

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Dividend per Equity Share (₹)
Interim dividend(2)	16.50	15.00	12.00
Final dividend(3)	16.00	15.00	9.50

Dividend per Equity Share/ADS ($) (1)
Interim dividend(2)	0.20	0.20	0.16
Final dividend(3)	0.21	0.20	0.13

(1)
Converted at the monthly exchange rate in the month of declaration of dividend.
(2)
Represents interim dividend for the respective fiscal year.
(3)
Represents final dividend for the preceding fiscal year.

During fiscal 2023, on account of the final dividend for fiscal 2022 and interim dividend declared for fiscal 2023, the Company had incurred a net cash outflow of $1,697 million (excluding dividend paid on treasury shares).

The Board in its meeting on April 13, 2023, recommended a final dividend of ₹17.50/- per equity share (approximately $0.21 per equity share) for fiscal 2023. This payment is subject to the approval of shareholders in the ensuing Annual General Meeting of the Company, to be held on June 28, 2023, and if approved would result in a net cash outflow of approximately $881 million (excluding dividend paid on treasury shares).

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

As of May 19, 2023, we had 4,149,874,692 equity shares issued and outstanding. There were 114,377 record holders of ADRs, evidencing 468,866,476 ADSs (each ADS currently represents one equity share). As of May 19, 2023, there were 3,268,247 record holders of our equity shares listed and traded on the Indian stock exchanges.

All translations from Indian rupees to U.S. dollars are based on fixing rate in the city of Mumbai on March 31, 2023 for cable transfers in Indian rupees as published by the FEDAI, which was ₹82.17 per $1.00.

On June 14, 2023, the closing price of equity shares on the BSE was ₹1,301.45 equivalent to $15.85 per equity share and on the NSE was ₹1,300.40 equivalent to $15.84 per equity share based on the exchange rate on that date and on June 14, 2023, the closing price of ADSs on the NYSE was $15.56 per ADS.

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

Our Articles of Association provide that the minimum number of directors shall be three and the maximum number of directors shall be fifteen unless approval from shareholders is obtained by a special resolution to appoint more than 15 directors. As of March 31, 2023, we had eight directors. As per the Indian Companies Act, 2013, unless the Articles of Association of a company provide for all directors to retire at every AGM, not less than two-third of the non-independent directors of a public company are liable to retire by rotation and one-third of such directors must retire by rotation, while the remaining two-third may remain on the Board until they resign or are removed. Our Articles of Association require one-third of such of the directors, as are liable to retire by rotation as per the Indian Companies Act, 2013 (excluding independent directors), to retire from office every year, and the directors whose office of directorship has been the longest shall mandatorily retire by rotation. Retiring directors qualify for reappointment. Executive directors are appointed by the shareholders for a maximum period of five years but are eligible for reappointment upon completion of their term. An independent director shall hold office for a term of up to five consecutive years and will be eligible for reappointment on the passing of a special resolution by the shareholders.

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

The Indian Companies Act, 2013, provides that any director who has a personal interest in a transaction being discussed by the Board must disclose such interest and must not participate in the meeting when such transaction is being discussed. A director is required to disclose his personal interest to the Board on an annual basis and at the first meeting of the Board after the interest arises. The remuneration payable to our directors may be fixed by the Board in accordance with the Indian Companies Act, 2013 and provisions prescribed by the Government of India. At meetings of the Board, our directors shall not vote on their own remuneration and such remuneration has been recommended by our Nomination and Remuneration Committee, details of which have been set out in Item 6 of this Annual Report on Form 20-F. Our Articles of Association provide that the Company may generally borrow any sum of money for the Company’s legitimate corporate purposes, provided, that the consent of the shareholders is required where any amounts to be borrowed, when combined with any already outstanding debt (excluding temporary loans from our bankers in the ordinary course of business), exceeds the aggregate of our paid-up capital, and free reserves. Under the Indian Companies Act, 2013, such consent of the shareholders should be obtained by way of a special resolution passed in a general meeting.

Objects and Purposes of our Memorandum of Association

The objects and purposes of as set forth in Section III of our Memorandum of Association have been filed previously in our Annual Report on Form 20-F.

General

Our authorized share capital is ₹24,000,000,000 (Rupees two thousand four hundred crore only) divided into 4,800,000,000 (four hundred and eighty crore only) equity shares, having a par value of ₹5/- per share. As of March 31, 2023, 4,148,560,044 equity shares were issued, outstanding and fully paid, out of which controlled trust holds 12,172,119 equity shares under the 2015 Plan. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2023, we had 5,542,048 and 7,222,038 options outstanding to purchase equity shares under the 2015 and 2019 Plans, respectively. For the purpose of this Annual Report on Form 20-F, “shareholder” means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position maintained by the depositories.

Buyback completed in February 2023

In line with the capital allocation policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding ₹1,850 per share (Maximum Buyback Price), subject to shareholders' approval by way of Postal Ballot.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period, we had purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,300 crore (excluding transaction costs and tax on buyback) ($1,130 million). We funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as of March 31, 2023, the Company has created ‘Capital Redemption Reserve’ of $3 million equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings.

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

The shareholders approved the proposal of buyback of equity shares recommended by the Board at our annual general meeting held on June 19, 2021. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period we purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,648.53/- per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback) ($1,243 million). We funded the buyback from our free reserves including Securities Premium as explained in Section 68 of the Indian Companies Act, 2013.

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

Under our Articles of Association and the Indian Companies Act, 2013 at our AGM, we may declare dividend, to be paid to shareholders according to their respective rights and interests in profits. No dividends shall exceed the amount recommended by the Board. In India, dividends are generally declared per equity share and are to be distributed and paid to shareholders in cash and in proportion to the paid-up value of their shares, within 30 days of the AGM at which the dividend is approved by shareholders. Pursuant to our Articles of Association and the Indian Companies Act, 2013, our Board has the discretion to declare and pay interim dividends without shareholder approval in compliance with the conditions specified under the Indian Companies Act, 2013. As per the terms of our listing of the equity shares and ADSs of the Company, we are required to inform the stock exchanges, on which our equity shares and ADSs are listed, of the dividend declared per equity share and the record date/book closure date for determining the shareholders who are entitled to receive dividends. Under the Indian Companies Act, 2013, dividend can be paid only in cash to registered shareholders as of the record date. Dividend may also be paid in cash or by cheque or warrant or in any electronic mode to the shareholder.

The Indian Companies Act, 2013 provides that any dividends that remain unpaid or unclaimed after a period of 30 days from the date of declaration of a dividend are to be transferred to a special bank account opened by the company at an approved bank. We transfer any dividends that remain unpaid or unclaimed within seven days from the date of expiry of the 30 days to such account. If any amount in this account has not been claimed by the eligible shareholders within seven years from the date of the transfer, we transfer the unclaimed dividends to an (“IEPF”) established by the Government of India under the provisions of the Indian Companies Act, 2013. After the transfer to this fund, such unclaimed dividends may not be claimed by the shareholders entitled to receive such dividends from the company. Further, according to the Indian Companies Act, 2013, the equity shares in respect of which dividend has not been paid or claimed by the equity shareholders for seven consecutive years or more shall also be transferred to IEPF Authority. Shareholders may note that both the unclaimed dividend and corresponding shares transferred to IEPF including all benefits accruing on such shares, if any, can be claimed back from IEPF following the procedure prescribed in the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016. No claim shall lie in respect thereof with the Company.

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

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Indian Companies Act, 2013 permits a company to distribute an amount transferred from its free reserves to its shareholders in the form of bonus shares (similar to a stock dividend). The Indian Companies Act, 2013 also permits the issuance of bonus shares from capitalization of the securities premium account and the capital redemption reserve account. However, no issuance of bonus shares can be made by capitalizing reserves created by the revaluation of assets. Bonus shares are distributed to shareholders in the proportion recommended by the Board and such announcement of the decision of the Board recommending an issue of bonus shares cannot be subsequently withdrawn. Shareholders of the company on a fixed record date are entitled to receive such bonus shares.

Any issue of bonus shares would be subject to the guidelines issued by SEBI in this regard. The relevant SEBI guidelines prescribe that no company shall issue any equity shares by way of bonus unless is authorized by its articles of association, has made reservation of equity shares of the same class in favor of the holders of outstanding compulsorily convertible debt instruments, if any, in proportion to the convertible portion thereof (which may be issued at the time of conversion of the debt instruments on the same terms or same proportion at which the bonus shares were issued). The bonus issue must be made out of free reserves, securities premium account or capital redemption reserve account, and built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless the partly paid shares, if any existing, are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. A company is not allowed to declare bonus in lieu of dividend. Further a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees such as contribution to provident fund, gratuity, bonus, etc. The issuance of bonus shares must be implemented within 15 days from the date of approval by the Board (where shareholders’ approval is not required), provided that where the company is required to seek shareholders’ approval for capitalization of profits or reserves for making the bonus issue, it shall be implemented within two months from the date of approval by the Board. The bonus issue cannot be withdrawn after the decision to make a bonus issue has been announced.

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

Meetings of Shareholders

In accordance with the Companies Act, 2013, each company is required to hold an annual general meeting, each year, within 15 months of the previous AGM or within six months of the end of the previous fiscal year, whichever is earlier. However, since our Company forms a part of the top 100 listed entities by market capitalization in India, pursuant to Regulation 44(5) of the SEBI Listing Regulations, the Company is required to hold our annual general meetings within a period of 5 months from the date of closing of each financial year. In certain circumstances a three-month extension may be granted by the Registrar of Companies to hold the AGM. The AGM is generally convened by our Company Secretary pursuant to a resolution of the Board. In addition, the Board may convene an Extraordinary General Meeting of shareholders ("EGM") when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid-up capital carrying voting rights to transact any special business. Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of any general meeting to the shareholders on record, excluding the days of mailing and date of the meeting. The EGM must be held at a place within India. The AGM must be held at our registered office or at such other place within the city in which the registered office is located.

Voting Rights

At any general meeting, to provide opportunity to the shareholders for exercising their votes towards the resolutions proposed at the AGM, the Company arranges for e-voting facility and voting through ballot will also be made available at the AGM and the members who have not already cast their vote by remote e-voting can exercise their vote at the AGM. The Chairperson has a casting vote in the case of tie. Any shareholder of the Company entitled to attend and vote at a meeting of the Company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. Unless the articles of association otherwise provide, a proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, upon remote e-voting or at the general meeting. An authorized representative is also entitled to appoint a proxy. Pursuant to the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and any subsequent amendments thereto (“Listing Regulations”), it is mandatory for remote e-voting facilities to be provided to all shareholders in respect of all shareholders’ resolutions in accordance with the procedure prescribed under the Indian Companies Act, 2013.

As per the Indian Companies Act, 2013 ordinary resolutions may be passed by simple majority at any general meeting for which the required period of notice has been given. However, special resolutions for matters such as amendments to the articles of association, the waiver of pre-emptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or electronically or on a poll) are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting. Certain resolutions such as those listed below are to be voted on only by a postal ballot:

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

However, any company which is required to mandatorily provide its members a facility to exercise their right to vote on resolutions at a general meeting by electronic means, can pass the above-mentioned resolutions through electronic vote instead of postal ballot. Companies whose equity shares are listed on a recognized stock exchange and if it has not less than one thousand members are compulsorily required to provide their members facility to exercise their right to vote on resolutions at a general meeting by electronic means. The equity shares of the Company are listed on a recognized stock exchange and it has more than one thousand members. Hence, the Company is eligible to pass the above-mentioned resolutions by electronic vote.

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

Our Registrar and share Transfer Agent (“RTA”) for our equity shares is KFin Technologies Limited located in Selenium Tower B, Plot Nos. 31 & 32, Financial District Nanakramguda, Serilingampally Mandal, Hyderabad – 500032, India.

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

Disclosure of Ownership Interest

Section 89 of the Companies Act, 2013 requires holders of record who do not hold beneficial interests in shares of Indian companies to declare to the company certain details, including the nature of the holder’s interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to ₹50,000 and where the failure is a continuing one, further fine of ₹200 for each day that the declaration is not made subject to a maximum of ₹500,000. Beneficial interest in a share includes, directly or indirectly, through any contract, arrangement or otherwise, the right or entitlement of a person alone or together with any other person to: (i) exercise or cause to be exercised any or all of the rights attached to such share; or (ii) receive or participate in any dividend or other distribution in respect of such share. Failure to comply with Section 89 will not affect the obligation of the company to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 89 applies to holders of ADSs of the company, investors who exchange ADSs for the underlying equity shares of the company will be subject to the restrictions of Section 89. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement entered into by such holders, the company and the Depositary.

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

Audit and Annual Report

Under the Indian Companies Act, 2013 a company must file its financial statements with the Registrar of Companies within 30 days from the date of the AGM. Copies of the annual report along with the notice of the AGM are sent to the shareholders are required to be submitted to the stock exchanges on which the company’s shares are listed and published on the company’s website not later than the day of commencement of dispatch to its shareholders. At least 21 days before the AGM, a listed company must distribute soft copies of the full annual report to all those shareholders who have registered their email addresses for this purpose, physical copies of Annual Report to its shareholders who have not registered their email addresses for this purpose and to those shareholders who ask for the same. A company must also file an annual return containing a list of the company’s shareholders and other company information, within 60 days of the conclusion of the AGM.

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

Takeover Code

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (“Takeover Code”), upon acquisition of shares or voting rights in a public listed Indian company such that the aggregate shares or voting rights of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with persons acting in concert with him), is 5% or more of the shares of the company, the acquirer together with such persons acting in concert are required to, within two working days of such acquisition of shares or voting rights or receipt of intimation of allotment of shares, disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

Further, any person, together with persons acting in concert with him, who holds shares or voting rights entitling them to 5% or more of the shares or voting rights in a target company must disclose the number of shares or voting rights held and change in shareholding or voting rights from the last disclosure made if it exceeds 2% of the total shareholding or voting rights in the company to the company and to the stock exchanges on which the shares of the company are listed, within two working days of the receipt of intimation of allotment of shares, or the acquisition or the disposal of shares or voting rights. This disclosure is required, in case of a sale, even if such sale results in the shareholding of the acquirer and the persons acting in concert falling below 5%.

The acquisition of shares or voting rights which entitles the acquirer and persons acting in concert with him to exercise 25% or more of the voting rights in or control over the target company triggers a requirement for the acquirer and the persons acting in concert with him to make an open offer to acquire at least 26% of the total shares of the target company for an offer price determined as per the provisions of the Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is agreed to acquire such shares or voting rights in, or control over the target company. However, acquisition beyond 5 % but up to 10% of the voting rights in a target company was permitted for the financial year of 2020-2021, if the acquisition was by a promoter pursuant to preferential issue of equity shares by the target company.

Where the public shareholding in the target company is reduced to a level below the limit specified in the Securities
Contract (Regulation) Rules, 1957 (“SCRR”) read with the Listing Regulations on account of shares being acquired pursuant to an open offer, the acquirer is required to take necessary steps as permitted under SEBI circular SEBI/HO/CFD/PoD2/P/CIR/2023/18 dated February 3, 2023 (which superseded the SEBI circular SEBI/HO/CFD/CMD/CIR/P/43/2018 dated February 22, 2018) to facilitate compliance with the public shareholding threshold within the time prescribed in the SCRR. Pursuant to amendments to the Takeover Code dated December 6,

2021, an acquirer can make an offer for delisting the company if such acquirer declares his intention to do so at the time of making the public announcement of an open offer as well as at the time of making the detailed public statement in accordance with the provisions of the Takeover Code, provided that if the open offer is for an indirect acquisition that is not a deemed direct acquisition under sub-regulation (2) of regulation 5 of the Takeover Code, the declaration of the intent to so delist is required to be made initially only in the detailed public statement. Where the target company fails to get delisted pursuant to such delisting offer, but which results in the shareholding of the acquirer exceeding the maximum permissible non-public shareholding threshold, the acquirer can undertake a further attempt to delist the target company in accordance with the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021 (“Delisting Regulations”) during the period of 12 months from the date of completion of the open offer, subject to the acquirer continuing to exceed the maximum permissible non-public shareholding in the target company. Further, upon failure of the further delisting attempt, the acquirer shall ensure compliance of the minimum public shareholding requirement of the target company under the SCRR within a period of 12 months from the end of the aforesaid period. Subject to the above, if the shareholding of the acquirer exceeds the maximum permissible non-public shareholding in the company pursuant to an open offer, the acquirer will not be eligible to make a voluntary delisting offer under the Delisting Regulations, unless 12 months have elapsed from the date of the completion of offer period.

Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our Company including the ADSs.

The ADSs entitle ADS holders to exercise voting rights in respect of the Deposited Equity Shares (as described in the section titled “Voting Rights of Deposited Equity Shares Represented by ADSs”). Accordingly, acquisition of the ADSs is subject to the provisions of the Takeover Code, including the requirement to make an open offer of at least 26% of the shares of a company to the existing shareholders of the Company would be triggered by an ADS holder and any persons acting in concert with such ADS holder where the shares that underlie the holder’s (and any persons acting in concert with him) ADSs represent 25% or more of the shares or voting rights of the Company.

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

Maintenance of Minimum Public Shareholding (“MPS”) as a Condition for Continuous Listing

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

Existing listed companies having a lower public shareholding are required to reach the prescribed threshold of 25% by:

a.
sale of shares held by promoter(s)/ promoter group in the open market in any one of the following ways, subject to compliance with the conditions specified: i. Promoter(s)/ Promoter group can sell up to 2% of the total paid-up equity share capital of the listed entity, subject to five times’ average monthly trading volume of the shares of the listed entity, every financial year till the due date for MPS compliance as per the SCRR or ii. Promoter(s)/ Promoter group can sell up to a maximum of 5% of the paid-up capital of the listed entity during a financial year subject to the condition that the public holding in the listed entity shall become 25% after completion of such sale. The sale can be a single tranche or in multiple tranches not exceeding a period of 12 months and the amount of shares to be sold shall not exceed the trading volume of the shares of the listed entity during the preceding 12 months from the date of announcement; or

b.
allotment of eligible securities through qualified institutional placement in terms of Chapter VI of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018; or
c.
issuance of shares to the public through a prospectus; or
d.
offers for sale of shares held by promoters / promoter group to the public through a prospectus; or
e.
sale of shares held by promoters through the Stock Exchange mechanism i.e., the secondary market, in terms of circular reference no. SEBI/HO/ MRD/MRD-PoD-3/P/CIR/ 2023/10 dated January 10, 2023; or
f.
rights issues to public shareholders, with promoter / promoter group shareholders forgoing their entitlement to equity shares, whether present or future, that may arise from such issue; or
g.
bonus issues to public shareholders, with promoter / promoter group shareholders forgoing their entitlement to equity shares, whether present or future, that may arise from such issue; or
h.
increase in public holding pursuant to exercise of options and allotment of shares under an employee stock option (ESOP) scheme, subject to a maximum of 2% of the paid-up equity share capital of the listed entity. Transfer of shares held by the promoter(s) / promoter group to an Exchange Traded Fund (ETF) managed by a SEBI-registered mutual fund, subject to a maximum of 5% of the paid-up equity share capital of the listed entity; or
i.
any other method as may be approved by SEBI on a case to case basis.

As of March 31, 2023, our public shareholding was approximately at 84.52%.

Voting Rights of Deposited Equity Shares Represented by ADSs

Under Indian law, voting in relation to the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares on which an aggregate sum of not less than ₹5,00,000 or such higher amount as may be prescribed has been paid-up. However, every company whose equity shares are listed on a recognized stock exchange and every company having not less than one thousand members shall provide to its members a facility to exercise their right to vote on resolutions proposed to be considered at a general meeting by electronic means. The Listing Regulations now provide that an e-voting facility must be mandatorily provided to shareholders in respect of all shareholders’ resolutions to in accordance with the procedure prescribed in the Indian Companies Act, 2013.

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

Insider Trading Regulations

The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 ("Insider Trading Regulations") covers within its ambit both listed and proposed to be listed securities and in addition with trading, also specifies that communication or procuring unpublished price sensitive information in violation of the Insider Trading Regulations as an offence. In terms of the Insider Trading Regulations, the promoters, members of promoter group, key managerial personnel and directors of a company are required to disclose their respective holding of securities of the company within seven days of their appointment or becoming a promoter or members of promoter group. Further, every promoter, members of promoter group, designated person and director of a company is required to disclose to the company the number of securities acquired or disposed of by such individual within two trading days of a transaction, if the value of the securities traded, whether in one transaction or a series of transactions over any calendar quarter, aggregates to a traded value in excess of ₹1,000,000 or such other value as may be prescribed. The company is required to notify the stock exchanges where its securities are listed within two trading days of receipt of such disclosure or becoming aware of such information. Any company whose securities are listed on a stock exchange may, at its discretion, require any other connected person or class of connected persons to make disclosures of holdings and trading in securities of the company in such form and at such frequency as may be determined by the company in order to monitor compliance with Insider Trading Regulations.

MATERIAL CONTRACTS

At the 2022 AGM, the Board and Shareholders approved the reappointment of Salil Parekh as Chief Executive Officer and Managing Director of the Company, with a term commencing on July 1, 2022, and ending on March 31, 2027, and approved the execution of a new employment agreement.

Mr. Parekh’s new employment agreement provides for an annual salary, variable pay, stock compensation, employee benefits, vacation, expenses, minimum and maximum remuneration. The agreement also provides that Mr. Parekh and the Company will provide each other with 90 days’ notice prior to terminating the agreement for reasons other than Cause or Good Reason (each as defined in the agreement). Mr. Parekh may be entitled to severance benefits depending on the circumstances of his termination of employment.

The Company has not entered into any material contracts, other than contracts with its CEO during the two years immediately preceding publication of this Form 20-F. The new employment agreement is filed as an exhibit to this Annual Report on Form 20-F.

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

Foreign Direct Investment Issuances by the Company

The Government of India, pursuant to its liberalization policy, introduced the Foreign Exchange Management Act, 1999, which along with the rules, regulations and notifications issued thereunder, regulates all Foreign Direct

Investment ("FDI") in India. FDI means investments through equity instruments by a person residing outside India in an unlisted Indian company; or in 10% or more of the post issue paid-up equity capital on a fully diluted basis of a listed Indian company. Regulatory approval is required for investment in some sectors, including defense and certain strategic industries. Also, the following investments would require prior regulatory permission:

•
Foreign investments, including a transfer of shares, in excess of foreign investment limits; and
•
All proposals relating to transfer of control and/or ownership pursuant to amalgamation, merger or acquisition of an Indian company currently owned or controlled by resident Indian citizens and Indian companies, which are owned or controlled by resident Indian citizens to a non-resident entity, the activities of which company are not under the “automatic” route under existing Indian foreign investment policy.

Subject to certain conditions, under the extant Consolidated FDI Policy (effective from October 15, 2020), FDI in most industry sectors does not require prior approval of Government of India or the RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the Takeover Code (as described above), and ownership restrictions based on the nature of the foreign investor (as described below). Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment of up to 100% of our share capital is currently permitted by Indian laws. With a view to safeguard domestic organizations from hostile or opportunistic acquisitions in the midst of the COVID-19 pandemic, by way of the Foreign Exchange Management (Non-debt Instruments) Amendment Rules, 2020 issued on April 22, 2020, the Ministry of Finance has made the prior approval of the Government mandatory for receiving foreign investments (including the subsequent transfer of ownership), on or after April 22, 2020, from countries that share land border with India. This requirement also applies in cases where the beneficial owner of such foreign investment (both at the time of investment and any change thereafter due to transfer of ownership) is situated in or is a citizen of a country sharing land border with India.

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

In case of a sale of shares of a listed Indian company by a non-resident to a resident, the price of shares transferred by a non-resident to a resident in India should not exceed the price worked out in accordance with the relevant SEBI guidelines.

A non-resident cannot acquire shares of a listed company on a stock exchange unless such non-resident is (a) registered as FPI with the SEBI; or (b) NRI or (c) an individual resident outside India who is registered as an overseas citizen of India cardholder under the Citizenship Act, 1955 ("OCIs") or (d) an individual resident outside India investing through FDI has already acquired control of such company in accordance with Takeover Code and continues to hold such control.

The conditions prescribed for investment by a non-resident on the stock exchange under the FDI route, are as follows:

i.
The non-resident investor should have already acquired and continues to hold control in accordance with the Takeover Code;
ii.
The amount of consideration for transfer of shares to non-resident consequent to purchase on the stock exchange may be paid as per the mode of payment specified by the Reserve Bank or out of the dividend payable by Indian investee company, in which the said non-resident has acquired and continues to hold control in accordance with Takeover Code provided the right to receive dividend is established and the dividend amount has been credited to a specially designated non-interest bearing rupee account for acquisition of shares on the recognized stock exchange;
iii.
The original and resultant investments are in line with the extant foreign direct investment policy and the regulations under the Foreign Exchange Management Act, 1999 in respect of sectoral cap, entry route, reporting requirement and documentation.

Transfers of shares or convertible debentures of the company, by way of sale or gift, between two non-residents (other than NRI, OCI or erstwhile OCB) are not subject to RBI approvals or pricing restrictions. However, for sectors in which foreign direct investment requires prior Government approval (foreign direct investment in the information technology sector does not require prior Government approval), approval from the Government of India will be required for a transfer between two non-residents.

Investment by Non-Resident Indians and Overseas Citizens of India

NRIs and OCIs are permitted to purchase or sell equity instruments1 of a listed Indian company on repatriation basis, on a recognized stock exchange in India through a branch designated by an authorized dealer for this purpose. An NRI or OCI can purchase up to 5% of the total paid-up equity capital on a fully diluted basis or should not exceed 5% of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company, subject to the condition that the total holdings of all NRIs and OCIs together does not exceed 10% of the total paid-up equity capital on a fully diluted basis or should not exceed 10% of the paid-up value of each series of debentures or preference shares or share warrants. The 10% ceiling may be exceeded if a special resolution is passed in a general meeting of the shareholders of a company, subject to an overall ceiling of 24%. In addition, NRIs may also make FDI in Indian companies pursuant to the FDI route discussed above.

Overseas corporate bodies controlled by NRIs ("OCBs"), were previously permitted to invest on favorable terms under the Portfolio Investment Scheme. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

1.
Rule 2(k) of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (as amended from time to time, define “equity instruments” to mean equity shares, convertible debentures, preference shares and share warrants issued by an Indian company. Explanation:(i) Equity shares by an Indian company issued in accordance with the provisions of the Indian Companies Act, 2013 or any other applicable law shall include equity shares that have been partly paid. “Convertible debentures” means fully and mandatorily convertible debentures which are fully paid. “Preference shares” means fully and mandatorily convertible preference shares which are fully paid. Share Warrants are those issued by an Indian company in accordance with the regulations by the SEBI, the Companies Act, 2013 or any other applicable law. Equity instruments can contain an optionality clause subject to a minimum lock-in period of one year or as prescribed for the specific sector, whichever is higher, but without any option or right to exit at an assured price. (ii) Partly paid shares that have been issued to a person resident outside India shall be fully called-up within twelve months of such issue or as may be specified by the RBI from time to time. Twenty- five per cent of the total consideration amount (including share premium, if any) shall be received upfront. (iii) In case of share warrants, at least twenty-five per cent of the consideration shall be received upfront and the balance amount within eighteen months of the issuance of share warrants.

Investment by Foreign Portfolio Investors ("FPI")

Investments by FPIs are governed by the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019 (“FPI Regulations”), the Master Circular issued by the SEBI for FPIs, designated depository participants and eligible foreign investors dated December 19, 2022, the Foreign Exchange Management (Non-Debt Instruments) Rules, 2019 ("Non-Debt Rules") and the Foreign Exchange Management (Debt Instruments) Regulations, 2019 from an Indian exchange control perspective. FPIs are required to be registered with the designated depository participant on behalf of SEBI subject to compliance with ‘Know Your Customer’ norms. FPIs can invest only in the permitted securities such as:

a.
shares, debentures and warrants issued by a body corporate, listed or to be listed on a recognized stock exchange in India;
b.
units of schemes launched by mutual funds under Chapter V, VI-A and VI-B of the SEBI (Mutual Fund) Regulations, 1996;
c.
units of schemes floated by a Collective Investment Scheme in accordance with the Securities and Exchange Board of India (Collective Investment Schemes) Regulations, 1999;
d.
derivatives traded on a recognized stock exchange;
e.
units of Real Estate Investment Trusts, Infrastructure Investment Trusts and Category III Alternative Investment Funds registered with SEBI;
f.
Indian depository receipts;
g.
dated government securities and treasury bills;
h.
non-convertible debentures/bonds issued by an Indian company;
i.
commercial papers issued by an Indian company;
j.
units of domestic mutual funds or ETFs which invest less than or equal to 50 percent in equity;
k.
Security Receipts (SRs) issued by asset reconstruction companies;
l.
debt instruments issued by banks, eligible for inclusion in regulatory capital;
m.
credit enhanced bonds;
n.
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
p.
Rupee denominated bonds or units issued by Infrastructure Debt Funds, provided this will include such instruments issued on or after November 22, 2011 and held by FPIs;
q.
municipal bonds; and
r.
such other instruments specified by the SEBI from time to time.

A single FPI (including its investor group) is permitted to purchase equity shares of a company only below 10% of the total paid-up equity capital on a fully diluted basis of the company. If the investment made by a person resident outside India through equity instruments in a listed Indian company is less than 10% of the post issue paid-up equity share capital (on a fully diluted basis) of such listed Indian company or less than 10% of the paid up value of each series of equity instruments of such listed Indian company, such investment would be categorized as foreign portfolio investment. However, there is a distinction between such foreign portfolio investment and investment by an entity registered with SEBI as a FPI. In other words, all investments by a SEBI registered FPI will necessarily be categorized as foreign portfolio investments, however investments by entities not registered as FPI with SEBI can also be categorized as ‘foreign portfolio investments’ if it is within the prescribed limits. Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of Regulation 21 of the FPI Regulations, an FPI may issue, subscribe to or otherwise deal in offshore derivative instruments (as defined under the FPI Regulations as any instrument, by whatever name called, which is issued overseas by a FPI against securities held by it in India, as its underlying) directly or indirectly, only in the event (i) such offshore derivative instruments are issued only by persons who are registered as Category I FPIs; (ii) such offshore derivative instruments are issued only to persons who are eligible for registration as Category I FPIs(iii) such offshore derivative instruments are issued after compliance with ‘know your client’ norms; and (iv) compliance with other conditions as may be prescribed by SEBI from time to time. An FPI issuing offshore derivative instruments is also required to ensure any transfer of any offshore derivative instrument issued by or on behalf of it is made to persons who fulfil the above requirements. Further, prior consent of the FPI issuing the offshore derivative instrument is to be obtained for such transfer, except when the persons to whom the offshore derivative instruments are to be transferred to are pre-approved by the FPI. Category II FPIs or persons who would be categorized as Category II FPIs cannot deal in offshore derivative instruments.

The Non-Debt Rules (as amended from time to time) provide that an FPI may purchase equity instruments of a listed Indian company on a recognized stock exchange in India or through public offer or private placement, subject to the individual and aggregate limits and the conditions specified. The transaction involving dealing in securities by a FPI shall be only through stock brokers registered with SEBI. However, under the FPI Regulations, an FPI may deal in securities without a stock broker registered with SEBI in case of (i) transactions in Government securities and such other securities falling under the purview of the RBI carried out in the manner as specified by the RBI; (ii) sale of securities in response to a letter of offer sent by an acquirer in accordance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; (iii) sale of securities in response to an offer made by any promoter or acquirer in accordance with the SEBI (Delisting of Equity Shares) Regulations, 2009; (iv) sale of securities in accordance with the SEBI (Buy-back of Securities) Regulations, 2018; (v) divestment of securities in response to an offer by Indian companies in accordance with Operative Guidelines for Disinvestment of Shares by Indian Companies in the overseas market through issue of American Depository Receipts or Global Depository Receipts as notified by the Government of India from time to time; (vi) any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the Central Government or any State Government; (vii) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter IX of the SEBI (ICDR) Regulations, 2018; (viii) through transactions in corporate bonds; (ix) transactions on the electronic book provider platform of recognized stock exchanges; (x) transactions to receive and hold unlisted securities as referred at Regulation 20(2) of the FPI Regulations and transactions in unlisted securities received through involuntary corporate actions including a scheme of a merger or demerger approved in accordance with the provisions of the Indian Companies Act, 2013 as well as the applicable guidelines issued by SEBI or pursuant to implementation of any resolution plan approved under the Indian Insolvency and Bankruptcy Code, 2016 or in accordance with the guidelines issued by the Government of India or RBI or any other regulator for a scheme of debt resolution, provided that such unlisted holdings of the FPI shall be treated as Foreign Direct Investment; (xi) transactions for transfer of rights entitlements; (xii) purchase of illiquid or suspended or delisted securities; (xiii) transactions with other registered FPIs, who have a multi investment manager structure with the same beneficial owner and have common Permanent Account Number; and (xiv) any other transaction as may be specified by SEBI.

As per the Non-Debt Rules, the total holding of each FPI (or an investor group) shall be below 10% of the total paid up equity capital on a fully diluted basis or less than 10% of the paid up value of each series of debentures or preference shares or share warrants issued by an Indian company. The FPIs investing in breach of the prescribed limit of 10% shall have the option of divesting their holdings within five trading days from the date of settlement of the trades causing the breach. In case the FPI chooses not to divest, then the entire investment in the company by such FPI and its investor group shall be considered as investment under FDI and the FPI and its investor group shall not make further portfolio investment in the company concerned. The divestment of the holdings by FPI and the reclassification of FPI investment as FDI shall be subject to further conditions, if any, specified by SEBI and the RBI in this regard.

Effective April 1, 2020, the aggregate limit for investment by FPIs is the sectoral caps applicable to the Indian company as set out under the FDI route. Prior to March 31, 2020, companies were provided the option of setting a lower aggregate limit of 24% or 49% or 74% as deemed fit, instead of the sectoral caps, with the approval of its board of directors and shareholders (through a special resolution). If a company has decreased its aggregate limit to 24% or 49% or 74%, it may subsequently increase such aggregate limit to 49% or 74% or the sectoral cap or statutory ceiling, respectively as deemed fit, with the approval of its board of directors and shareholders (through a special resolution). Once the aggregate limit has been increased to a higher threshold, the Indian company cannot reduce the same to a lower threshold. The aggregate limit with respect to an Indian company in a sector where FDI is prohibited is 24%.

Aggregate foreign portfolio investment of up to 49% of the paid-up capital on a fully diluted basis or sectoral / statutory cap, whichever is lower, will not be subject to either Government approval or compliance of sectoral conditions, as the case may be, if such investment does not result in transfer of ownership and control of the resident Indian company from resident Indian citizens or transfer of ownership or control to persons resident outside India and other investments by a person resident outside India shall be subject to the conditions of Government approval and compliance of sectoral conditions as laid down in the Non-Debt Rules.

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

The Government of India approved the DR Scheme on October 21, 2014, which came into force on December 15, 2014. Consequently, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 (the “1993 Scheme”) has been repealed except to the extent relating to foreign currency convertible bonds. The DR Scheme is in addition to the other policies or facilities, as described above, relating to investments in Indian companies by foreign investors.

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

The summary provided above is based on laws applicable as of March 31, 2023 and is not intended to constitute a complete analysis of all laws applicable to the Company and its securities or a substitute for professional legal advice.

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

A Company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that do not fulfill the above criteria would be treated as non-residents for purposes of the Income Tax Act. The Finance Act, 2015 has amended this definition and brought in the concept of Place of Effective Management (“PoEM”) (i.e., a Company would be considered a resident in India if its place of effective management in that year is in India). Thus, a foreign company will be resident in India, if its PoEM in that year is in India. The term “PoEM” has been explained to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole, are in substance made. PoEM is an internationally recognized concept and accepted even by the OECD. The Finance Act 2016 has made the applicability of PoEM from fiscal 2017 onwards. Further to the amended definition, the Ministry of Finance issued draft guidelines for determining PoEM of a company on December 23, 2015. CBDT via circular dated January 24, 2017, has come up with guiding principles to be followed to determine PoEM. Further, the CBDT has vide Notification No. 29/2018 dated June 22, 2018, specified the exceptions, modifications and adaptations to the provisions of the Income Tax Act relating to computation of total income, treatment of unabsorbed depreciation, set off or carry forward and set off of losses, collection and recovery and special provisions relating to avoidance of tax that shall apply to a foreign company having POEM in India. This may increase the compliance of filing of returns and assessment of our subsidiary company situated outside India.

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

Section 115BBD provides that where the total income of an assessee, being an Indian company, includes any income by way of dividends declared, distributed, or paid by a specified foreign company, the income tax payable on such dividend income shall be at the rate of 15% as increased by the applicable surcharge and Heath & Education cess. Specified foreign company" means a foreign company in which the Indian company holds twenty-six per cent or more in nominal value of the equity share capital of the company. The Finance Act 2022 has removed section 115BBD and thereby states that provision of section 115BBD shall not be applicable to any financial year beginning on or after April 1, 2022. As a result, with effect from April 1, 2022, any dividend received by Indian company from specified foreign company shall be chargeable to tax at statutory income tax rate applicable to such Indian company.

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

Capital gains are taxed as follows:

• As per the applicable scheme, gains from a sale of ADSs outside India by a non-resident to another non- resident are not taxable in India;

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

• Long Term Capital Gain arising from sale of equity shares in a company (or a unit of an equity-oriented fund or a unit of a business trust) on or after October 1, 2004, and on which STT is paid at the time of sale, was earlier exempt from Tax. The Finance Act 2017 had amended the Income Tax Act to provide that the Long-term capital gains realized by any person upon the sale of equity shares in a company is exempt from tax only if the sale of such shares is made on a recognized stock exchange and Securities Transaction Tax, or STT (described below) is paid both at the time of purchase and sale of such shares, or such acquisition has been notified by the central government. The Finance Act, 2018 has amended the Income Tax Act to provide that Long Term Capital Gain exceeding₹100,000 arising from sale of equity shares in a company or a unit of an equity-oriented fund or a unit of a business trust will be taxable at a rate of 10%, subject to satisfaction of certain conditions and will not get the benefit of indexation. Thus, any transfer carried out after April 1, 2018, would result in Long Term Capital Gains in excess of ₹100,000 and will attract tax at the rate of 10%. Further if investments are made on or before January 31, 2018, a method of determining the Cost of Acquisition (“COA”) of such investments has been specifically laid down. The COA of such investments shall be deemed to be the higher of –

1. The actual COA of such investments; and

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

As per the Finance Act, 2015, the rate of surcharge for domestic companies having total taxable income exceeding ₹10,000,000 but not exceeding ₹100,000,000 is 7% and in the case of domestic companies whose total taxable income is greater than ₹100,000,000, the applicable surcharge is 12%. For foreign companies, the rate of surcharge is 2% if the total taxable income exceeds ₹10,000,000 but does not exceed ₹100,000,000 and it is 5% if the total taxable income of the foreign company exceeds ₹100,000,000. The taxes and applicable surcharge will be increased by incremental levy known as ‘Health and Education cess’ at 4%. Since October 1, 2004, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a Securities Transaction Tax (STT) at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. STT is leviable with respect to a sale and purchase of a derivative and the rates of STT as applicable effective June 1, 2016 is as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.05% of the option premium; (ii) in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.01% on transaction value. Further, effective April 1, 2023, STT on sale and purchase of a derivative is as follows:

(i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.0625% of the option premium; (ii) in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.0125% on transaction value.

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

Changes with respect to taxation of Specified Mutual Funds: Capital Gains arising on transfer of units of a ‘Specified Mutual Fund’ (‘Specified Mutual Fund’ means a Mutual Fund by whatever name called, where not more than 35% of its total proceeds is invested in the equity shares of domestic companies) acquired before April 1, 2023 shall be treated as short-term capital again or long-term capital gain depending on the period of holding of such units i.e. if the period of holding is more than 36 months then the gain from transfer of such units would be treated as long-term capital gain and it would be treated as a short-term capital gain if the period of holding is upto 36 months. However, as per the Finance Act, 2023 a new section 50AA has been introduced wherein the capital gains arising on transfer of units of a Specified Mutual Fund acquired on or after the April 1, 2023 shall be deemed to be capital gains arising from transfer of short-term capital asset i.e., gain would be treated as short-term capital gains.

Withholding Tax on Capital Gains: Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be withheld at the source by the buyer. According to section 196C of the Income Tax Act (“the Income Tax Act”), where any income by way of interest or dividends in respect of bonds or global depository receipts referred to in section 115AC of the Income Tax Act or by way of long-term capital gains arising from the transfer of such bonds or global depository receipts is payable to a non-resident, the person responsible for making the payment shall, at the time of credit of such income to the account of the payee or at the time of payment thereof by any other mode, whichever is earlier, deduct income tax thereon at the rate of ten per cent subject to any concession rate of tax provided as per Tax Treaty of respective countries read along with applicable MLI. The concessional tax rate benefit as per Tax Treaty would be available subject to providing various Tax forms including Tax Residency certificate by non-resident shareholders. However, as per the provisions of Section 196D (2) of the Income Tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to Foreign Institutional Investors (FPIs) as defined in Section 115AD of the Income Tax Act on the transfer of securities defined in Section 115AD of the Income Tax Act.

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

a.
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
b.
As a result of the above tax on the buyback of shares, an income tax exemption to shareholders under section 10(34A) of the Income Tax Act, is provided.
c.
The statutory obligation of the non-resident shareholder to pay tax dues on gains (if any) in the country in which they are a tax resident is separate and independent from the statutory obligation of the Company for taxes on buyback. Shareholders should consult his, her or its own tax advisor regarding the tax treatment or tax obligation, if any.

Any Buyback undertaken on the NSE / BSE, is chargeable to the Securities Transaction Tax (“STT”). STT is a tax payable in India on the value of securities on every purchase or sale of specified securities that are listed on the recognized stock exchanges in India. Since October 1, 2004, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange in India, (i) both the buyer and seller are required to pay a STT at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares.

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

(i)
While there are arguments in favour that conversion of ADS into shares should not be subject to capital gains tax, this view is not free from doubt as law is not very clear on this aspect.
(ii)
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

(i)
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
(ii)
As a result of above tax on buyback of shares, an income tax exemption to shareholders under section 10(34A) of the Income Tax Act, is provided.
(iii)
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

Subject to certain conditions and limitations, including the Passive Foreign Investment Company ("PFIC") rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if the Company is deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States, including the Treaty. Based on existing guidance, it is not clear whether a dividend on an equity share will be treated as a qualified dividend, because the equity shares are not themselves listed on a U.S. exchange. However, the Company may be eligible for benefits under the Treaty. A corporation is not a qualified foreign corporation if it is a PFIC in the current taxable year or the prior taxable year (as discussed below).

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for Fiscal 2023. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:

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

Fees and other payments made by the depositary

During fiscal 2023, expenses aggregating approximately $180,733 were incurred by the Depositary in relation to our ADS program, including approximately:

•
$168,757 towards payment made to proxy processing firms for mailing the notice, proxy card and other interim communications to ADS holders or their brokers including dividend re-investment and transfer fees.
•
$11,976 towards payments made to Ipreo for weekly and monthly Market intelligence ADR Reports.

For the year ended March 31, 2023, the Depositary has made payments to Infosys totaling to approximately $8.4 million (post deduction of withholding tax) which we may use for investor relations activities related to the ADR program, including the production of annual reports and Form 20-F filings, listing fees, road shows, investor targeting, peer analysis, perception studies, postage for mailing annual and interim reports and other communications to ADR holders, broker conferences, analyst events, etc. Under certain circumstances, including termination of our ADS program or removal of our Depositary, we may be required to repay to the Depositary a portion of the amounts reimbursed in prior periods.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our CEO and CFO, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at March 31, 2023. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO and CFO, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2023. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2023.

Our independent registered public accounting firm, Deloitte Haskins & Sells LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Infosys Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Infosys Limited (the “Company”) and subsidiaries (the “Group”) as of March 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended March 31, 2023, of the Group and our report dated June 15, 2023, expressed an unqualified opinion on those consolidated financial statements.

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

June 15, 2023

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Mr. Bobby Parikh is a member of our Board and is a member of its Audit Committee and its Chairperson. Mr. D. Sundaram is a member of our Board and is a member of its Audit Committee. Mr. Parikh and Mr. Sundaram are each an “Audit Committee Financial Expert” as defined in Item 16A of Form 20-F and an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

On October 13, 2021, our Board adopted the revised Code of Conduct and Ethics which is applicable to all officers, directors and employees, the copy of which is available for downloading free of cost from our website at https://www.infosys.com/investors/corporate-governance/documents/codeofconduct.pdf. The Code of Conduct and Ethics has been previously filed as an exhibit to the Annual Report on Form 20-F.

Our Whistleblower Policy has been filed previously as an exhibit to the Annual Report on Form 20-F. The Whistleblower Policy is posted on our website at https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf.

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of our annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2023 and 2022:

	(Dollars in millions)
Type of Service	Fiscal 2023	Fiscal 2022	Description of Services
(a) Audit Fees	2.6	2.4	Audit and review of financial statements
(b) Tax Fees	0.5	0.4	Tax returns, filing and advisory services
(c) All Other Fees	0.1	0.1	Other advisory services
Total	3.2	2.9

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Buyback completed in February 2023

The shareholders, through a special resolution passed through postal ballot concluded on December 2, 2022, the results of which were declared on December 3, 2022, had approved the proposal of the Company to buyback from the open market through Indian stock exchanges its own fully paid-up equity shares of face value of ₹5/- each payable in cash, for an amount aggregating up to ₹9,300 crore (maximum buyback size, excluding buyback tax) at a price not exceeding ₹1,850/- per equity share. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period, the Company purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,300 crore (excluding transaction costs and tax on buyback) ($1,130 million). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

Following is the summary of the buyback completed in fiscal 2023:

Period	(a)Total number of shares purchased	(b)Average price paid per share (in INR)	(c)Total number of shares purchased as part of publicly announced buyback	(d)Maximum number of shares that may yet to be purchased under the buyback
December 7, 2022 to December 31, 2022	25,164,000	1,536.18	25,164,000	NA
January 1, 2023 to January 31, 2023	26,206,500	1,529.03	26,206,500	NA
February 1, 2023 to February 10, 2023	9,055,848	1,576.12	9,055,848	NA
Total	60,426,348	1,539.06*	60,426,348	—

* Represents price for the period between December 7, 2022 to February 10, 2023.

Buyback completed in September 2021

The shareholders approved the proposal of the buyback of equity shares in the Annual General meeting held on June 19, 2021, from the open market route through Indian stock exchanges of up to ₹9,200 crore (maximum buyback size) at a price not exceeding ₹1,750/- per share. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, the Company purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,648.53/- per equity share comprising 1.31% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback) ($1,243 million). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

Following is the summary of the buyback completed in fiscal 2022:

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

Some of the key differences between the requirements in India as per the currently applicable listing regulations and those as per the NYSE Listing requirements are as follows:

1.
The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (SEBI LODR) mandates that for a company with a non-executive Chairman, such as our Company, at least one-third of the board should be independent directors. On the other hand, NYSE listing requirements specify that a majority of the Board must consist of independent directors. As of March 31, 2023, the Board had eight members, one of who is an executive director, a non-executive and non-independent Chairman and six independent directors.
2.
The SEBI LODR requires that two-thirds of the members of the Audit Committee be independent directors while the NYSE Listed Company Manual specifies that all the members of the Audit Committee must be independent directors. Our Audit Committee consists only of independent directors.
3.
The SEBI LODR requires that at least one director shall be a woman director and the board of directors of the top 500 listed entities shall have at least one independent woman director by April 1, 2019. Further SEBI LODR required, effective April 1, 2020, the board of directors of the top 1,000 listed companies shall have at least one independent woman director. Infosys’ Board has one women independent director as of March 31, 2023.
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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Pursuant to applicable Securities and Exchange Commission transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending March 31, 2024.

Part III

Item 17. Financial statements

See Item 18.

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the Board of Directors and Shareholders of Infosys Limited

In connection with the March 31, 2023, consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee:

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

Bengaluru, India June 15, 2023	Bobby Parikh Chairperson and Audit Committee Financial Expert	D. Sundaram Member, Audit Committee and Financial Expert	Michael Gibbs Member, Audit Committee

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

Deloitte Haskins & Sells LLP have conducted their audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) of the Company's consolidated financial statements for the years ended March 31, 2023, March 31, 2022, and March 31, 2021.

The Board of Directors has appointed an Audit Committee composed of outside directors. The Committee meets with the management, internal auditors, and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters.

Bengaluru, India June 15, 2023	Nilanjan Roy Chief Financial Officer	Salil Parekh Chief Executive officer and Managing Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Infosys Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Infosys Limited (the “Company”) and subsidiaries (the “Group”) as of March 31, 2023, and 2022, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group's internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 15, 2023, expressed an unqualified opinion on the Group's internal control over financial reporting.

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

June 15, 2023

We have served as the Company’s auditor since fiscal 2018.

Infosys Limited and subsidiaries

Consolidated Balance Sheet as of March 31,

(Dollars in millions except equity share data)
	Note	2023	2022
ASSETS
Current assets
Cash and cash equivalents	2.1	1,481	2,305
Current investments	2.2	841	880
Trade receivables		3,094	2,995
Unbilled revenues	2.12	1,861	1,526
Prepayments and other current assets	2.4	1,336	1,133
Income tax assets	2.18	1	7
Derivative financial instruments	2.3	12	19
Total current assets		8,626	8,865
Non-current assets
Property, plant and equipment	2.7	1,679	1,793
Right-of-use assets	2.8	837	636
Goodwill	2.9	882	817
Intangible assets	2.9	213	225
Non-current investments	2.2	1,530	1,801
Unbilled revenues	2.12	176	124
Deferred income tax assets	2.18	152	160
Income tax assets	2.18	785	805
Other non-current assets	2.4	432	329
Total non-current assets		6,686	6,690
Total assets		15,312	15,555
LIABILITIES AND EQUITY
Current liabilities
Trade payables		470	545
Lease liabilities	2.8	151	115
Derivative financial instruments	2.3	10	8
Current income tax liabilities	2.18	412	344
Unearned revenues		872	834
Employee benefit obligations		292	288
Provisions	2.6	159	129
Other current liabilities	2.5	2,403	2,170
Total current liabilities		4,769	4,433
Non-current liabilities
Lease liabilities	2.8	859	607
Deferred income tax liabilities	2.18	149	153
Employee benefit obligations		10	12
Other non-current liabilities	2.5	301	356
Total liabilities		6,088	5,561
Equity
Share capital – ₹5/- ($0.16) par value 4,800,000,000 (4,800,000,000) authorized equity shares, issued and outstanding 4,136,387,925 (4,193,012,929) equity shares fully paid up, net of 12,172,119 (13,725,712) treasury shares each as of March 31, 2023 (March 31, 2022), respectively		325	328
Share premium		366	337
Retained earnings		11,401	11,672
Cash flow hedge reserve		–	1
Other reserves		1,370	1,170
Capital redemption reserve		24	21
Other components of equity		(4,314)	(3,588)
Total equity attributable to equity holders of the company		9,172	9,941
Non-controlling interests		52	53
Total equity		9,224	9,994
Total liabilities and equity		15,312	15,555
Commitments and contingent liabilities	2.6, 2.7, 2.18 and 2.22

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income for the years ended March 31,

(Dollars in millions except equity share and per equity share data)
	Note	2023	2022	2021
Revenues	2.11	18,212	16,311	13,561
Cost of sales		12,709	10,996	8,828
Gross profit		5,503	5,315	4,733
Operating expenses:
Selling and marketing expenses		776	692	624
Administrative expenses		902	868	784
Total operating expenses		1,678	1,560	1,408
Operating profit		3,825	3,755	3,325
Other income, net	2.16	335	308	297
Finance cost		35	27	26
Profit before income taxes		4,125	4,036	3,596
Income tax expense	2.18	1,142	1,068	973
Net profit		2,983	2,968	2,623
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of the net defined benefit liability / asset, net		4	(11)	17
Equity instruments through other comprehensive income, net	2.2 and 2.18	(3)	12	16
		1	1	33
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	2.2 and 2.18	(30)	(6)	(14)
Fair value changes on derivatives designated as cash flow hedge, net	2.3 and 2.18	(1)	(1)	4
Exchange differences on translation of foreign operations		(697)	(320)	333
		(728)	(327)	323
Total other comprehensive income/(loss), net of tax		(727)	(326)	356
Total comprehensive income		2,256	2,642	2,979
Profit attributable to:
Owners of the company		2,981	2,963	2,613
Non-controlling interests		2	5	10
		2,983	2,968	2,623
Total comprehensive income attributable to:
Owners of the company		2,254	2,637	2,968
Non-controlling interests		2	5	11
		2,256	2,642	2,979
Earnings per equity share
Basic (in $ per share)		0.71	0.70	0.62
Diluted (in $ per share)		0.71	0.70	0.61
Weighted average equity shares used in computing earnings per equity share	2.19
Basic (in shares)		4,180,897,857	4,209,546,724	4,242,416,665
Diluted (in shares)		4,187,731,070	4,218,525,134	4,250,732,467

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(Dollars in millions except equity share data)
	Number of Shares (2)	Share capital	Share premium	Retained earnings	Other Reserves	Capital redemption reserve	Cash Flow Hedge Reserve	Other components of equity	Total equity attributable to equity holders of the company	Non- controlling interest	Total equity
Balance as of April 1, 2020	4,240,753,210	332	305	11,014	594	17	(2)	(3,614)	8,646	55	8,701
Changes in equity for the year ended March 31, 2021
Net Profit	—	—	—	2,613	—	—	—	—	2,613	10	2,623
Remeasurement of the net defined benefit liability/asset, net*	—	—	—	—	—	—	—	17	17	—	17
Equity instruments through other comprehensive income, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	16	16	—	16
Fair value changes on investments, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	(14)	(14)	—	(14)
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Notes 2.3 and 2.18)	—	—	—	—	—	—	4	—	4	—	4
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	332	332	1	333
Total comprehensive income for the period	—	—	—	2,613	—	—	4	351	2,968	11	2,979
Shares issued on exercise of employee stock options (Refer to Note 2.17)	4,392,904	—	2	—	—	—	—	—	2	—	2
Transfer to other reserves	—	—	—	(455)	455	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	141	(141)	—	—	—	—	—	—
Effect of modification of equity settled share-based payment awards to cash settled awards (Refer to Note 2.17)	—	—	12	—	—	—	—	—	12	—	12
Payment towards acquisition of minority interest	—	—	—	(4)	—	—	—	—	(4)	(3)	(7)
Employee stock compensation expense (Refer to Note 2.17)	—	—	34	—	—	—	—	—	34	—	34
Income tax benefit arising on exercise of stock options	—	—	6	—	—	—	—	—	6	—	6
Dividends paid to non-controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(3)	(3)
Dividends(1)	—	—	—	(1,222)	—	—	—	—	(1,222)	—	(1,222)
Balance as of March 31, 2021	4,245,146,114	332	359	12,087	908	17	2	(3,263)	10,442	60	10,502
Changes in equity for the year ended March 31, 2022
Net profit	—	—	—	2,963	—	—	—	—	2,963	5	2,968
Remeasurement of the net defined benefit liability/asset, net*	—	—	—	—	—	—	—	(11)	(11)	—	(11)
Equity instruments through other comprehensive income, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	12	12	—	12
Fair value changes on investments, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	(6)	(6)	—	(6)
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Notes 2.3 and 2.18)	—	—	—	—	—	—	(1)	—	(1)	—	(1)
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	(320)	(320)	—	(320)
Total comprehensive income for the period	—	—	—	2,963	—	—	(1)	(325)	2,637	5	2,642
Shares issued on exercise of employee stock options (Refer to Note 2.17)	3,674,152	—	2	—	—	—	—	—	2	—	2
Buyback of equity shares (Refer to Note 2.15)**	(55,807,337)	(4)	(86)	(1,409)	—	—	—	—	(1,499)	—	(1,499)
Transaction costs related to buyback* (Refer to Note 2.15)	—	—	—	(4)	—	—	—	—	(4)	—	(4)
Amount transferred to capital redemption reserve upon Buyback (Refer to Note 2.15)	—	—	—	(4)		4	—	—	—	—	—
Transfer to other reserves	—	—	—	(408)	408	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	146	(146)	—	—	—	—	—	—
Employee stock compensation expense (Refer to Note 2.17)	—	—	52	—	—	—	—	—	52	—	52
Income tax benefit arising on exercise of stock options	—	—	10	—	—	—	—	—	10		10
Dividends paid to non-controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(12)	(12)
Dividends (1)	—	—	—	(1,699)	—	—	—	—	(1,699)	—	(1,699)

Balance as of March 31, 2022	4,193,012,929	328	337	11,672	1,170	21	1	(3,588)	9,941	53	9,994
Impact on adoption of amendment to IAS 37#	–	–	–	(2)	–	–	–	–	(2)	–	(2)
	4,193,012,929	328	337	11,670	1,170	21	1	(3,588)	9,939	53	9,992
Changes in equity for the year ended March 31, 2023
Net profit	—	—	—	2,981	—	—	—	—	2,981	2	2,983
Remeasurement of the net defined benefit liability/asset, net*	—	—	—	—	—	—	—	4	4	—	4
Equity instruments through other comprehensive income, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	(3)	(3)	—	(3)
Fair value changes on investments, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	(30)	(30)	—	(30)
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Notes 2.3 and 2.18)	—	—	—	—	—	—	(1)	—	(1)	—	(1)
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	(697)	(697)	—	(697)
Total comprehensive income for the period	—	—	—	2,981	—	—	(1)	(726)	2,254	2	2,256
Shares issued on exercise of employee stock options (Refer to Note 2.17)	3,801,344	—	4	—	—	—	—	—	4	—	4
Buyback of equity shares (Refer to Note 2.15)**	(60,426,348)	(3)	(41)	(1,350)	—	—	—	—	(1,394)	—	(1,394)
Transaction costs related to buyback* (Refer to Note 2.15)	—	—	(3)	—	—	—	—	—	(3)	—	(3)
Amount transferred to capital redemption reserve upon Buyback (Refer to Note 2.15)	—	—	—	(3)	—	3	—	—	—	—	—
Transfer to other reserves	—	—	—	(380)	380	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	180	(180)	—	—	—	—	—	—
Employee stock compensation expense (Refer to Note 2.17)	—	—	63	—	—	—	—	—	63	—	63
Income tax benefit arising on exercise of stock options	—	—	6	—	—	—	—	—	6	—	6
Dividends paid to non-controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(3)	(3)
Dividends (1)	—	—	—	(1,697)	—	—	—	—	(1,697)	—	(1,697)
Balance as of March 31, 2023	4,136,387,925	325	366	11,401	1,370	24	–	(4,314)	9,172	52	9,224

* net of taxes

** including tax on buyback $264 million and $256 million for the years ended March 31, 2023 and March 31, 2022 respectively

# Impact on account of adoption of amendment to IAS 37 Provisions, Contingent Liabilities and Contingents Assets

(1)
net of treasury shares
(2)
excludes treasury shares of 12,172,119 as of March 31, 2023 , 13,725,712 as of March 31, 2022, 15,514,732 as of March 31, 2021, and 18,239,356 as of April 1, 2020, held by consolidated trust.

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

(Dollars in millions)
For the years ended March 31,	Note	2023	2022	2021
Operating activities:
Net profit		2,983	2,968	2,623
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.7, 2.8 and 2.9	524	466	441
Interest and dividend income		(139)	(108)	(77)
Finance cost		35	27	26
Income tax expense	2.18	1,142	1,068	973
Exchange differences on translation of assets and liabilities, net		21	15	(8)
Impairment loss recognized/(reversed) under expected credit loss model		35	23	25
Stock compensation expense		64	56	45
Other adjustments		80	8	(13)
Changes in working capital
Trade receivables and unbilled revenues		(875)	(1,064)	(248)
Prepayments and other assets		(404)	(225)	(90)
Trade payables		(35)	200	(33)
Unearned revenues		103	299	138
Other liabilities and provisions		407	632	319
Cash generated from operations		3,941	4,365	4,121
Income taxes paid	2.18	(1,088)	(1,020)	(863)
Net cash generated by operating activities		2,853	3,345	3,258
Investing activities:
Expenditure on property, plant and equipment and intangibles		(319)	(290)	(285)
Deposits placed with corporation		(123)	(121)	(97)
Redemption of deposits placed with corporation		94	101	69
Interest and dividend received		120	109	70
Payment for acquisition of business, net of cash acquired	2.10	(113)	—	(165)
Payments to acquire Investments
Liquid mutual fund units and fixed maturity plan securities		(8,739)	(7,240)	(4,753)
Target maturity fund units		(49)	—	—
Certificates of deposit		(1,280)	(560)	—
Quoted debt securities		(228)	(786)	(1,555)
Commercial paper		(371)	—	—
Other investments		(2)	(3)	(3)
Proceeds on sale of Investments
Quoted debt securities		318	494	534
Equity and preference securities		12	—	10
Certificates of deposit		1,287	105	154
Commercial paper		284	—	—
Liquid mutual fund units and fixed maturity plan securities		8,890	7,186	4,909
Other investments		—	1	3
Escrow and other deposits pertaining to Buyback		(59)	(57)	—
Redemption of escrow and other deposits pertaining to Buyback		59	57	—
Other payments		(8)	(10)	(27)
Other receipts		9	9	7
Net cash used in investing activities		(218)	(1,005)	(1,129)
Financing activities:
Payment of lease liabilities		(151)	(125)	(94)
Payment of dividends		(1,697)	(1,703)	(1,226)
Payment of dividends to non-controlling interests of subsidiary		(3)	(11)	(3)
Shares issued on exercise of employee stock options		4	2	2
Payment towards purchase of non-controlling interest		—	—	(7)
Other payments		(59)	(17)	—
Other receipts		16	32	11
Buyback of equity shares including transaction costs and tax on buyback		(1,398)	(1,503)	—
Net cash used in financing activities		(3,288)	(3,325)	(1,317)
Net increase/(decrease) in cash and cash equivalents		(653)	(985)	812
Effect of exchange rate changes on cash and cash equivalents		(171)	(90)	103
Cash and cash equivalents at the beginning	2.1	2,305	3,380	2,465
Cash and cash equivalents at the end	2.1	1,481	2,305	3,380
Supplementary information:
Restricted cash balance	2.1	44	62	69

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

The Group's consolidated financial statements are authorized for issue by the Company’s Board of Directors on June 15, 2023.

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

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. These valuations are conducted by external valuation experts. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management (Refer to Note 2.9 and 2.10).

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

1.6 Recent accounting pronouncements

1.6.1 Standards issued but not yet effective

New and revised IFRS Standards in issue but not yet effective:

Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors	:	Definition of Accounting Estimates
Amendments to IAS 1, Presentation of Financial Statements	:	Disclosure of Accounting Policies
Amendments to IAS12, Income taxes	:	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IFRS 16, Leases	:	Lease liability in a Sale and Leaseback

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

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group has early adopted this amendment and the impact of the amendment is insignificant in the Group’s consolidated financial statements.

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

Amendments to IFRS 16

On September 22, 2022, IASB has issued amendments to IFRS 16 Leases, which added requirements explaining the subsequent measurement for a sale and leaseback transaction. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction. The effective date for the adoption of this amendment is annual reporting periods beginning on or after January 1, 2024, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Cash and bank deposits	1,220	1,840
Deposits with financial institutions	261	465
	1,481	2,305

Cash and cash equivalents as of March 31, 2023, and March 31, 2022, include restricted cash and bank balances of $44 million and $62 million, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2 Investments

The carrying value of investments are as follows:

(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Current investments
Amortized cost:
Quoted debt securities
Cost	18	29
Fair value through profit and loss:
Liquid mutual funds
Fair value	119	266
Fair Value through Other comprehensive income:
Quoted debt securities
Fair value	179	133
Certificates of deposit
Fair value	435	452
Commercial Paper
Fair value	90	—
	841	880
Non-Current investments
Amortized cost:
Quoted debt securities
Cost	215	251
Fair value through Other comprehensive income:
Quoted debt securities
Fair value	1,221	1,501
Unquoted equity and preference securities
Fair value	24	26
Fair value through profit and loss:
Target maturity fund units
Fair value	49	—
Unquoted Preference securities
Fair value	—	3
Unquoted Compulsorily convertible debentures
Fair value	—	1
Others
Fair value	21	19
	1,530	1,801
Total Investments	2,371	2,681
Investment carried at amortized cost	233	280
Investments carried at fair value through other comprehensive income	1,949	2,112
Investments carried at fair value through profit and loss	189	289

Note: Uncalled capital commitments outstanding as of March 31, 2023 and March 31, 2022, was $11 million and $4 million, respectively.

Refer to Note 2.3 for accounting policies on financial instruments.

Details of amounts recorded in other comprehensive income:

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2023
	Gross	Tax	Net
Quoted debt securities	(31)	1	(30)
Unquoted equity and preference securities	(3)	—	(3)

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2022
	Gross	Tax	Net
Quoted debt securities	(9)	3	(6)
Unquoted equity and preference securities	15	(3)	12

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2021
	Gross	Tax	Net
Quoted debt securities	(17)	3	(14)
Unquoted equity and preference securities	19	(3)	16

Method of fair valuation:

(Dollars in millions)
		Fair value
		As of March 31
Class of investment	Method	2023	2022
Liquid mutual funds- carried at Fair value through profit or loss	Quoted price	119	266
Target maturity fund units- carried at Fair value through profit or loss	Quoted price	49	—
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	261	323
Quoted debt securities- carried at Fair value through other comprehensive income	Quoted price and market observable inputs	1,400	1,634
Commercial Paper- carried at Fair value through other comprehensive income	Market observable inputs	90	—
Certificate of deposits- carried at Fair value through other comprehensive income	Market observable inputs	435	452
Unquoted equity and preference securities- carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	24	26
Unquoted equity and preference securities- carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	—	3
Unquoted compulsorily convertible debentures- carried at fair value through profit or loss	Discounted cash flows method	—	1
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	21	19
		2,399	2,724

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

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2023 were as follows:

(Dollars in millions)
		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortised cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	1,481	—	—	—	—	1,481	1,481
Investments (Refer to Note 2.2)
Liquid mutual funds	—	—	119	—	—	119	119
Target maturity fund units	—	—	49	—	—	49	49
Quoted debt securities	233	—	—	—	1,400	1,633	1,661(1)
Certificates of deposit	—	—	—	—	435	435	435
Commercial Papers	—	—	—	—	90	90	90
Unquoted equity and preference securities	—	—	—	24	—	24	24
Unquoted investments others	—	—	21	—	—	21	21
Trade receivables	3,094	—	—	—	—	3,094	3,094
Unbilled revenues (Refer to Note 2.12) (3)	1,157	—	—	—	—	1,157	1,157
Prepayments and other assets (Refer to Note 2.4)	624	—	—	—	—	624	614(2)
Derivative financial instruments	—	—	8	—	4	12	12
Total	6,589	—	197	24	1,929	8,739	8,757
Liabilities:
Trade payables	470	—	—	—	—	470	470
Lease liabilities	1,010	—	—	—	—	1,010	1,010
Derivative financial instruments	—	—	8	—	2	10	10
Financial liability under option arrangements (Refer to Note 2.5)	—	—	73	—	—	73	73
Other liabilities including contingent consideration (Refer to Note 2.5)	2,112	—	12	—	—	2,124	2,124
Total	3,592	—	93	—	2	3,687	3,687

(1)
On account of fair value changes including interest accrued
(2)
Excludes interest accrued on quoted debt securities carried at amortized cost of $10 million
(3)
Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as of March 31, 2022, were as follows:

(Dollars in millions)
		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortised cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	2,305	—	—	—	—	2,305	2,305
Investments (Refer to Note 2.2)
Liquid mutual funds	—	—	266	—	—	266	266
Quoted debt securities	280	—	—	—	1,634	1,914	1,957(1)
Certificate of deposit	—	—	—	—	452	452	452
Unquoted equity and preference securities	—	—	3	26	—	29	29
Unquoted Compulsorily convertible debentures	—	—	1	—	—	1	1
Unquoted investments others	—	—	19	—	—	19	19
Trade receivables	2,995	—	—	—	—	2,995	2,995
Unbilled revenues (Refer to Note 2.12) (3)	838	—	—	—	—	838	838
Prepayments and other assets (Refer to Note 2.4)	526	—	—	—	—	526	514(2)
Derivative financial instruments	—	—	16	—	3	19	19
Total	6,944	—	305	26	2,089	9,364	9,395
Liabilities:
Trade payables	545	—	—	—	—	545	545
Lease liabilities	722	—	—	—	—	722	722
Derivative financial instruments	—	—	8	—	—	8	8
Financial liability under option arrangements (Refer to Note 2.5)	—	—	86	—	—	86	86
Other liabilities including contingent consideration (Refer to Note 2.5)	1,989	—	16	—	—	2,005	2,005
Total	3,256	—	110	—	—	3,366	3,366

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

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2023 is as follows:

(Dollars in millions)
	As of March 31, 2023	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.2)
Investments in liquid mutual fund units	119	119	—	—
Investments in target maturity fund units	49	49	—	—
Investments in quoted debt securities	1,661	1,302	359	—
Investments in certificates of deposit	435	—	435	—
Investments in commercial paper	90	—	90	—
Investments in unquoted equity and preference securities	24	—	—	24
Investment in unquoted investments others	21	—	—	21
Others
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	12	—	12	—
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	10	—	10	—
Financial liability under option arrangements (Refer to Note 2.5)*	73	—	—	73
Liability towards contingent consideration (Refer to Note 2.5)*	12	—	—	12

* Discount rate ranges from 10% to 15%

During fiscal 2023, quoted debt securities of $47 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of $196 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2022 is as follows:

(Dollars in millions)
	As of March 31, 2022	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.2)
Investments in liquid mutual fund units	266	266	—	—
Investments in quoted debt securities	1,957	1,721	236	—
Investments in certificates of deposit	452	—	452	—
Investments in unquoted equity and preference securities	29	—	—	29
Investments in unquoted compulsorily convertible debentures	1	—	—	1
Investment in unquoted investments others	19	—	—	19
Others
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	19	—	19	—
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	8	—	8	—
Financial liability under option arrangements (Refer to Note 2.5)*	86	—	—	86
Liability towards contingent consideration (Refer to Note 2.5)*	16	—	—	16

* Discount rate ranges from 8% to 14.5%

During fiscal 2022, quoted debt securities of $76 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of $127 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Income from financial assets

(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Interest income on financial assets carried at amortized cost	107	135	161
Interest income on financial assets fair valued through other comprehensive income	119	86	55
Dividend income on investments carried at fair value through profit or loss	—	—	1
Gain / (loss) on investments carried at fair value through profit or loss	18	24	10
Gain / (loss) on investments carried at fair value through other comprehensive income	—	—	11
	244	245	238

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

The following table analyzes foreign currency risk from financial assets and liabilities as of March 31, 2023:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	2,528	908	221	220	317	4,194
Net financial liabilities	(1,478)	(454)	(90)	(116)	(269)	(2,407)
Total	1,050	454	131	104	48	1,787

The following table analyzes foreign currency risk from financial assets and liabilities as of March 31, 2022:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	2,404	657	199	178	279	3,717
Net financial liabilities	(1,214)	(417)	(88)	(129)	(238)	(2,086)
Total	1,190	240	111	49	41	1,631

For the years ended March 31, 2023, 2022 and 2021, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.44%, 0.46% and 0.47%, respectively.

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

The following table gives details in respect of outstanding foreign exchange forward and options contracts:

	As of
	March 31, 2023		March 31, 2022
	In Million	In $ Million	In Million	In $ Million
Derivatives designated as cash flow hedges

Forward contracts
In Euro	—	—	8	9

Option Contracts
In Australian dollars	140	94	185	139
In Euro	325	354	280	311
In United Kingdom Pound Sterling	55	68	32	42
Other derivatives
Forward contracts
In Australian dollars	10	6	—	—
In Brazilian Real	—	—	6	1
In Canadian dollars	—	—	34	27
In Chinese Yuan	41	6	38	6
In Czech Koruna	364	16	296	14
In Euro	316	344	297	330
In New Zealand dollars	30	19	20	14
In Norwegian Krone	100	10	80	9
In Singapore dollars	204	151	252	180
In Swiss Franc	1	1	15	17
In U.S. Dollars	1,670	1,670	1,166	1,166
In United Kingdom Pound Sterling	86	107	65	86
In South African rand	85	5	45	3
Option contracts
In Australian dollars	30	20	—	—
In Euro	160	174	81	90
In United Kingdom Pound Sterling	15	19	—	—
In U.S. Dollars	300	300	677	677
		3,364		3,121

The Group recognized a net loss of $69 million, net gain of $22 million and net gain of $84 million on derivative financial instruments not designated as cash flow hedges for fiscal 2023, 2022 and 2021, respectively, which are included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Not later than one month	1,601	823
Later than one month and not later than three months	1,358	1,642
Later than three months and not later than one year	405	656
	3,364	3,121

During fiscal 2023, 2022 and 2021, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve as of March 31, 2023, are expected to occur and reclassified to statement of comprehensive income within three months.

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

The following table provides the reconciliation of cash flow hedge reserve:

(Dollars in millions)
	Year ended March 31, 2023	Year ended March 31, 2022
Gain / (Loss)
Balance at the beginning of the period	1	2
Gain / (Loss) recognized in other comprehensive income during the period	12	14
Amount reclassified to profit or loss during the period	(13)	(15)
Tax impact on above	—	—
Balance at the end of the period	—	1

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)
	As of
	March 31, 2023		March 31, 2022
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	15	(13)	24	(13)
Amount set off	(3)	3	(5)	5
Net amount presented in balance sheet	12	(10)	19	(8)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $3,094 million and $2,995 million as of March 31, 2023 and March 31, 2022, respectively and unbilled revenue amounting to $2,037 million and $1,650 million as of March 31, 2023 and March 31, 2022, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States of America and Europe. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top five customers and top ten customers:

	(In %)
	Year ended March 31,
	2023	2022	2021
Revenue from top five customers	12.7	11.4	11.0
Revenue from top ten customers	20.2	19.3	18.1

Credit risk exposure

Trade receivables ageing schedule for fiscal 2023 is as follows:

				(Dollars in millions)
		Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade receivables	2,241	914	7	1	9	5	3,177
Less: Allowance for credit loss							83
Total Trade receivables							3,094

Trade receivables ageing schedule for fiscal 2022 is as follows:

				(Dollars in millions)
		Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade receivables	2,295	734	31	10	9	4	3,083
Less: Allowance for credit loss							88
Total Trade receivables							2,995

The allowance for lifetime expected credit loss on customer balances was $28 million, $19 million and $25 million for fiscal 2023, 2022 and 2021, respectively.

Movement in credit loss allowance on customer balance is as follows:

	(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Balance at the beginning	113	103	93
Translation differences	(3)	(1)	2
Impairment loss recognized / (reversed), net	28	19	25
Amounts written off	(21)	(8)	(17)
Balance at the end	117	113	103

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

The Group’s credit period generally ranges from 30-75 days.

(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Trade receivables	3,094	2,995
Unbilled revenues	2,037	1,650

Days Sales Outstanding (DSO) as of March 31, 2023 and March 31, 2022 was 62 days and 67 days, respectively.

Credit risk on cash and cash equivalents is limited as the Group generally invest in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest credit rating information to the extent available as at the date of these consolidated financial statements.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, quoted debt securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

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

As of March 31, 2023, the Group had a working capital of $3,857 million including cash and cash equivalents of $1,481, million and current investments of $841 million. As of March 31, 2022, the Group had a working capital of $4,432 million including cash and cash equivalents of $2,305 million and current investments of $880 million.

As of March 31, 2023 and March 31, 2022, the outstanding employee benefit obligations were $302 million and $300 million, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2023:

				(Dollars in millions)
	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	470	—	—	—	470
Financial liability under option arrangements on an undiscounted basis (Refer to Note 2.5)	82	—	—	—	82
Other financial liabilities (excluding liabilities towards contingent consideration) on an undiscounted basis (Refer to Note 2.5)	1,875	186	53	2	2,116
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	12	—	—	—	12

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2022:

				(Dollars in millions)
	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	545	—	—	—	545
Financial liability under option arrangements on an undiscounted basis (Refer to Note 2.5)	—	12	11	68	91
Other financial liabilities (excluding liabilities towards contingent consideration) on an undiscounted basis (Refer to Note 2.5)	1,787	144	60	1	1,992
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	9	3	5	—	17

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

	(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Current
Rental deposits	4	8
Security deposits	1	1
Loans to employees	35	33
Prepaid expenses (1)	334	263
Interest accrued and not due	59	48
Withholding taxes and others (1)	398	256
Advance payments to vendors for supply of goods (1)	25	25
Deposit with corporation	286	287
Deferred contract cost (1)
Cost of obtaining a contract #	104	113
Cost of fulfillment	21	12
Net investment in sublease of right of use asset (Refer to Note 2.8)	6	6
Other non-financial assets (1)	32	43
Other financial assets	31	38
Total Current prepayment and other assets	1,336	1,133
Non-current
Loans to employees	5	5
Security deposits	6	6
Deposit with corporation	12	4
Defined benefit plan assets (Refer to Note 2.14) (1)	4	3
Prepaid expenses (1)	41	13
Deferred contract cost (1)
Cost of obtaining a contract #	23	78
Cost of fulfillment	79	41
Withholding taxes and others (1)	83	89
Net investment in sublease of right of use asset (Refer to Note 2.8)	37	43
Rental deposits	29	24
Other financial assets	113	23
Total Non-current prepayment and other assets	432	329
Total prepayment and other assets	1,768	1,462
Financial assets in prepayments and other assets	624	526

(1)
Non-financial assets

Withholding taxes and others primarily consist of input tax credits and Cenvat/VAT recoverable from Government of India.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

# Includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with IFRS 15 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As of March 31, 2023, the financial liability pertaining to such arrangements amounts to $89 million. During fiscal 2023, $14 million was settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction (Refer to note 2.5).

2.5 Other liabilities

Other liabilities comprise the following:

	(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Current
Accrued compensation to employees(1)	508	536
Accrued defined benefit liability (Refer to Note 2.14)(3)	—	1
Accrued expenses(1)	949	986
Withholding taxes and others(3)	442	374
Retention money(1)	2	2
Liabilities of controlled trusts (1)	26	28
Deferred income- government grants(3)	4	1
Liability towards contingent consideration(2)	12	9
Capital creditors(1)	82	57
Financial liability under option arrangements (Refer to Note 2.10)(2)(4)	73	—
Other financial liabilities (1)#	305	176
Total Current other liabilities	2,403	2,170
Non-current
Liability towards contingent consideration (Refer to Note 2.10)(2)	—	7
Accrued compensation to employees(1)	1	1
Accrued expenses(1)	198	125
Accrued defined benefit liability (Refer to Note 2.14)(3)	54	49
Deferred income - government grants (3)	5	8
Deferred income(3)	1	1
Financial liability under option arrangements (Refer to Note 2.10)(2)(4)	—	86
Other non-financial liabilities(3)	1	1
Other financial liabilities (1)#	41	78
Total Non-current other liabilities	301	356
Total other liabilities	2,704	2,526
(1) Financial liability carried at amortized cost	2,112	1,989
(2) Financial liability carried at fair value through profit or loss	85	102
Financial liability under option arrangements on undiscounted basis (Refer to Note 2.5)	82	91
Financial liability towards contingent consideration on undiscounted basis (Refer to Note 2.10)	12	17

(3) Non-financial liabilities

(4) Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of third party software and hardware.

# Deferred contract cost in note 2.4 includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with IFRS 15 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As of March 31, 2023, the financial liability pertaining to such arrangements amounts to $89 million. During fiscal 2023, $14 million was settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction.

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

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

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

Provision for post sales client support and other provisions:

	(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Post sales client support and other provisions	159	129
	159	129

Provision for post sales client support represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

The movement in the provision for post sales client support is as follows:

(Dollars in millions)
Year ended March 31,
2023
Balance at the beginning	123
Translation differences	(6)
Impact on adoption of amendment to IAS 37	2
Provision recognized / (reversed)	57
Provision utilized	(17)
Balance at the end	159

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of comprehensive income.

As of March 31, 2023 and March 31, 2022, claims against the Group, not acknowledged as debts (excluding demands from income tax authorities- Refer to Note 2.18) amounted to $85 million (₹700 crore) and $84 million (₹640 crore), respectively.

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
(1)
Includes solar plant with a useful life of 25 years.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

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

Following are the changes in the carrying value of property, plant and equipment for fiscal 2023:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2022	188	1,481	653	1,125	423	6	3,876
Additions - Business Combination (Refer to Note 2.10)	—	—	1	1	—	—	2
Additions	—	42	57	187	62	—	348
Deletions*	—	—	(32)	(191)	(45)	—	(268)
Translation difference	(14)	(116)	(54)	(85)	(31)	—	(300)
Gross carrying value as of March 31, 2023	174	1,407	625	1,037	409	6	3,658
Accumulated depreciation as of April 1, 2022	—	(541)	(484)	(796)	(324)	(5)	(2,150)
Depreciation	—	(54)	(58)	(164)	(44)	—	(320)
Accumulated depreciation on deletions*	—	—	32	190	44	—	266
Translation difference	—	43	42	61	24	—	170
Accumulated depreciation as of March 31, 2023	—	(552)	(468)	(709)	(300)	(5)	(2,034)
Capital work-in-progress as of March 31, 2023							55
Carrying value as of March 31, 2023	174	855	157	328	109	1	1,679
Capital work-in-progress as of April 1, 2022							67
Carrying value as of April 1, 2022	188	940	169	329	99	1	1,793

* During fiscal 2023, certain assets which were not in use having gross book value of $234 million (net book value: Nil), were retired

Following are the changes in the carrying value of property, plant and equipment for fiscal 2022:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2021	191	1,445	679	1,045	416	6	3,782
Additions	4	81	47	206	26	—	364
Deletions*	—	—	(50)	(90)	(7)	—	(147)
Translation difference	(7)	(45)	(23)	(36)	(12)	—	(123)
Gross carrying value as of March 31, 2022	188	1,481	653	1,125	423	6	3,876
Accumulated depreciation as of April 1, 2021	—	(503)	(492)	(771)	(294)	(4)	(2,064)
Depreciation	—	(56)	(57)	(141)	(45)	(1)	(300)
Accumulated depreciation on deletions*	—	—	47	90	6	—	143
Translation difference	—	18	18	26	9	—	71
Accumulated depreciation as of March 31, 2022	—	(541)	(484)	(796)	(324)	(5)	(2,150)
Capital work-in-progress as of March 31, 2022							67
Carrying value as of March 31, 2022	188	940	169	329	99	1	1,793
Capital work-in-progress as of April 1, 2021							145
Carrying value as of April 1, 2021	191	942	187	274	122	2	1,863

* During fiscal 2022, certain assets which were not in use having gross book value of $43 million (net book value: Nil), were retired

Following are the changes in the carrying value of property, plant and equipment for fiscal 2021:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2020	174	1,324	621	882	381	6	3,388
Additions	11	70	39	156	26	—	302
Additions- Business Combinations (Refer to Note 2.10)	—	—	—	1	—	—	1
Deletions	—	—	(4)	(29)	(6)	—	(39)
Translation difference	6	51	23	35	15	—	130
Gross carrying value as of March 31, 2021	191	1,445	679	1,045	416	6	3,782
Accumulated depreciation as of April 1, 2020	—	(434)	(418)	(646)	(243)	(4)	(1,745)
Depreciation	—	(52)	(63)	(129)	(47)	(1)	(292)
Accumulated depreciation on deletions	—	—	4	27	6	—	37
Translation difference	—	(17)	(15)	(23)	(10)	1	(64)
Accumulated depreciation as of March 31, 2021	—	(503)	(492)	(771)	(294)	(4)	(2,064)
Capital work-in-progress as of March 31, 2021							145
Carrying value as of March 31, 2021	191	942	187	274	122	2	1,863
Capital work-in-progress as of April 1, 2020							167
Carrying value as of April 1, 2020	174	890	203	236	138	2	1,810

The aggregate depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

Repairs and maintenance costs are recognized in the consolidated statement of comprehensive income when incurred.

The Group had contractual commitments for capital expenditure primarily comprising of commitments for infrastructure facilities and computer equipment aggregating to $117 million and $164 million as of March 31, 2023, and March 31, 2022, respectively.

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

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2023:

(Dollars in millions)
	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2022	83	489	2	62	636
Additions*	—	107	1	328	436
Deletions	—	(5)	—	(46)	(51)
Depreciation	(1)	(84)	(1)	(61)	(147)
Translation difference	(6)	(33)	—	2	(37)
Balance as of March 31, 2023	76	474	2	285	837

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

The following is the break-up of current and non-current lease liabilities:

(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Current lease liabilities	151	115
Non-current lease liabilities	859	607
Total	1,010	722

The following is the movement in lease liabilities:

(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Balance at the beginning	722	728	612
Additions	434	125	204
Finance cost accrued during the period	30	24	24
Deletions	(6)	(18)	(23)
Payment of lease liabilities	(152)	(128)	(111)
Translation difference	(18)	(9)	22
Balance at the end	1,010	722	728

The table below provides details regarding the contractual maturities of lease liabilities on an undiscounted basis:

(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Less than one year	219	131
One to five years	663	430
More than five years	241	262
Total	1,123	823

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was $12 million, $8 million and $11 million for fiscal 2023, fiscal 2022 and fiscal 2021, respectively.

The following is the movement in the net-investment in sublease of ROU asset:

(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Balance at the beginning	49	53	58
Additions	1	1	—
Interest income accrued during the period	2	2	2
Lease receipts	(8)	(7)	(7)
Balance at the end	44	49	53

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset on an undiscounted basis:

(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Less than one year	8	7
One to five years	32	31
More than five years	8	17
Total	48	55

Leases not yet commenced to which Group is committed is $21 million for a lease term ranging from 3 years to 10 years.

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

Following is a summary of changes in the carrying amount of goodwill:

	(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Carrying value at the beginning	817	832
Goodwill on acquisitions during the year (Refer to Note 2.10)	79	—
Translation differences	(14)	(15)
Carrying value at the end	882	817

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGUs, which are benefited from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The following table presents the allocation of goodwill to operating segments as of March 31, 2023 and March 31, 2022:

(Dollars in millions)
	As of
Segments	March 31, 2023	March 31, 2022
Financial services	178	180
Retail	113	108
Communication	81	82
Energy, utilities, Resources and Services	140	141
Manufacturing	70	66
Life Sciences	115	54
	697	631
Operating segments without significant goodwill	68	69
Total	765	700

The goodwill pertaining to Panaya is tested for impairment at the entity level as of March 31, 2023 and March 31, 2022, amounting to $117 million and $117 million, respectively.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows.

The key assumptions used for the calculations are as follows:

(in %)
As of
	March 31, 2023	March 31, 2022
Long term growth rate	8-10	8-10
Operating margins	19-21	19-21
Discount rate	13	12

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As of March 31, 2023, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions are unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

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

Following are the changes in the carrying value of acquired intangible assets for fiscal 2023:

			(Dollars in millions)
	Customer related	Software related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2022	274	121	40	90	525
Additions during the period	—	8	—	—	8
Acquisition through business combination (Refer note no. 2.10)	34	—	3	4	41
Translation differences	(1)	(2)	(1)	—	(4)
Gross carrying value as of March 31, 2023	307	127	42	94	570
Accumulated amortization as of April 1, 2022	(169)	(75)	(19)	(37)	(300)
Amortization expense	(29)	(10)	(6)	(15)	(60)
Translation differences	2	—	1	—	3
Accumulated amortization as of March 31, 2023	(196)	(85)	(24)	(52)	(357)
Carrying value as of March 31, 2023	111	42	18	42	213
Carrying value as of April 1, 2022	105	46	21	53	225
Estimated Useful Life (in years)	1-15	3-10	3-10	3-7
Estimated Remaining Useful Life (in years)	1-11	1-6	1-7	1-5

* Majorly includes intangibles related to vendor relationships

Following are the changes in the carrying value of acquired intangible assets for fiscal 2022:

			(Dollars in millions)
	Customer related	Software related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2021	282	112	40	91	525
Additions during the period	—	11	—	—	11
Translation differences	(8)	(2)	—	(1)	(11)
Gross carrying value as of March 31, 2022	274	121	40	90	525
Accumulated amortization as of April 1, 2021	(139)	(67)	(14)	(22)	(242)
Amortization expense	(32)	(9)	(5)	(16)	(62)
Translation differences	2	1	—	1	4
Accumulated amortization as of March 31, 2022	(169)	(75)	(19)	(37)	(300)
Carrying value as of March 31, 2022	105	46	21	53	225
Carrying value as of April 1, 2021	143	45	26	69	283
Estimated Useful Life (in years)	1-15	3-10	3-10	3-7
Estimated Remaining Useful Life (in years)	1-12	1-7	1-8	1-6

* Majorly includes intangibles related to vendor relationships

Following are the changes in the carrying value of acquired intangible assets for fiscal 2021:

			(Dollars in millions)
	Customer related	Software related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2020	248	92	32	54	426
Additions during the period	—	14	—	—	14
Acquisition through business combination (Refer to Note 2.10)	24	4	8	36	72
Translation differences	10	2	—	1	13
Gross carrying value as of March 31, 2021	282	112	40	91	525
Accumulated amortization as of April 1, 2020	(100)	(59)	(9)	(7)	(175)
Amortization expense	(37)	(7)	(5)	(14)	(63)
Translation differences	(2)	(1)	—	(1)	(4)
Accumulated amortization as of March 31, 2021	(139)	(67)	(14)	(22)	(242)
Carrying value as of March 31, 2021	143	45	26	69	283
Carrying value as of April 1, 2020	148	33	23	47	251
Estimated Useful Life (in years)	1-15	3-10	3-10	3-7
Estimated Remaining Useful Life (in years)	1-13	1-8	1-9	1-7

* Majorly includes intangibles related to vendor relationships

The amortization expense has been included under depreciation and amortization expense under cost of sales in the consolidated statement of comprehensive income.

Research and development expense recognized in the consolidated statement of comprehensive income, for fiscal 2023, 2022 and 2021 was $129 million, $124 million and $127 million, respectively.

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

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Acquisitions during the year ended March 31, 2023

During fiscal 2023, the Group completed two business combinations to complement its digital offerings by acquiring 100% voting interests in:

1) oddity GmbH, oddity group services GmbH, oddity space GmbH, oddity jungle GmbH, oddity code GmbH and oddity waves GmbH (collectively known as oddity), a Germany-based digital marketing, experience, and commerce agencies on April 20, 2022; and

2) BASE life science A/S, a consulting and technology firm in the life Science industry in Europe on September 1, 2022.

These acquisitions are expected to strengthen the Group’s creative, branding and experience design capabilities and augment the Group’s life sciences expertise, scales its digital transformation capabilities with cloud based industry solutions and expand its presence across Europe.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition as follows:

		(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(1)	12	—	12
Intangible assets
Customer contracts and relationships	—	34	34
Vendor relationships	—	4	4
Brand	—	3	3
Deferred tax liabilities on intangible assets	—	(10)	(10)
	12	31	43
Goodwill			79
Total purchase price			122

(1) Includes cash and cash equivalents acquired of $3 million

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible. Goodwill pertaining to these business combinations is allocated to operating segments as more fully described in Note 2.9.

The purchase consideration of $122 million includes cash consideration of $116 million and contingent consideration with an estimated fair value of $6 million as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 12.5%. The undiscounted value of contingent consideration as of March 31, 2023 was $7 million.

Additionally, these acquisitions have employee retention bonus payable to the employees of the acquiree over three years, subject to their continuous employment with the Group along with achievement of financial targets for the respective years. Performance and Retention Bonus is recognized in employee benefit expenses in the Consolidated Statement of Comprehensive Income over the period of service.

Fair value of trade receivables acquired, is $14 million as of acquisition date and as of March 31, 2023 the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of $1 million related to the acquisition have been included under administrative expenses in the Consolidated Statement of Comprehensive Income for the year ended March 31, 2023.

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

		(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(1)	18	—	18
Intangible Assets
Vendor Relationships	—	36	36
Customer Contracts and Relationships	—	24	24
Brand	—	8	8
Software	—	4	4
Deferred tax liabilities on intangible assets	—	(3)	(3)
	18	69	87
Goodwill			102
Total purchase price			189

(1) Includes cash and cash equivalents acquired of $11 million

The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill. Goodwill majorly includes value expected from increase in revenues from various new streams of business, addition of new customers, and estimated synergies which does not qualify as an intangible asset.

Goodwill amounting to $70 million is not tax deductible. Goodwill pertaining to these business combinations is allocated to operating segments as more fully described in Note 2.9.

The purchase consideration of $189 million includes cash consideration of $176 million and contingent consideration with a fair value of $13 million as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rates ranging from 12% to 13.5%. There was no contingent consideration as of March 31, 2023.

Additionally, these acquisitions have retention payouts payable to the employees of the acquiree over the next one to two years, subject to their continuous employment with the group along with achievement of financial targets for the respective years. Retention bonus is recognized in employee benefit expenses in the statement of comprehensive income over the period of service.

Fair value of trade receivables acquired, is $15 million as of acquisition date and as of March 31, 2023, the amounts are substantially collected.

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

Revenues for fiscal 2023, 2022 and 2021 are as follows:

(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Revenue from software services	17,072	15,225	12,604
Revenue from products and platforms	1,140	1,086	957
Total Revenue from Operations	18,212	16,311	13,561

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

Year ended March 31, 2023
							(Dollars in millions)
Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues by Geography*
North America	3,488	1,825	1,354	1,234	938	1,378	910	135	11,262
Europe	915	663	477	868	1,348	34	320	45	4,670
India	237	9	20	26	11	52	3	120	478
Rest of the world	794	135	395	172	60	8	18	220	1,802
Total	5,434	2,632	2,246	2,300	2,357	1,472	1,251	520	18,212
Revenue by offerings
Digital	2,980	1,733	1,485	1,442	1,685	945	793	255	11,318
Core	2,454	899	761	858	672	527	458	265	6,894
Total	5,434	2,632	2,246	2,300	2,357	1,472	1,251	520	18,212

Year ended March 31, 2022
							(Dollars in millions)
Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues by Geography*
North America	3,274	1,608	1,136	996	845	1,253	828	126	10,066
Europe	905	639	483	773	884	30	295	30	4,039
India	259	12	42	21	9	55	4	78	480
Rest of the world	780	120	374	152	49	8	15	228	1,726
Total	5,218	2,379	2,035	1,942	1,787	1,346	1,142	462	16,311
Revenue by offerings
Digital	2,735	1,456	1,247	1,128	1,103	780	660	194	9,303
Core	2,483	923	788	814	684	566	482	268	7,008
Total	5,218	2,379	2,035	1,942	1,787	1,346	1,142	462	16,311

Year ended March 31, 2021
							(Dollars in millions)
Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues by Geography*
North America	2,636	1,313	916	935	692	1,086	638	104	8,320
Europe	865	562	390	605	535	22	272	29	3,280
India	212	8	31	5	7	40	2	87	392
Rest of the world	686	108	366	147	41	7	15	199	1,569
Total	4,399	1,991	1,703	1,692	1,275	1,155	927	419	13,561
Revenue by offerings
Digital	2,100	1,040	874	821	617	562	408	155	6,577
Core	2,299	951	829	871	658	593	519	264	6,984
Total	4,399	1,991	1,703	1,692	1,275	1,155	927	419	13,561

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
Life Sciences includes enterprises in Life sciences and Health care
(5)
Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

* Geographical revenues are based on the domicile of customer

The percentage of revenue from fixed price contracts for each of fiscal 2023, 2022 and 2021 is approximately 52%, 53% and 53%, respectively.

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cybersecurity systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services, and business process management.

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

During fiscal 2023, 2022 and 2021, the Group recognized revenue of $669 million, $476 million and $336 million, respectively, arising from opening unearned revenue as of April 1, 2022, April 1, 2021, and April 1, 2020.

During fiscal 2023, 2022 and 2021, $739 million, $543 million and $515 million of unbilled revenue pertaining to other fixed price, fixed time frame contracts as of April 1, 2022, April 1, 2021, and April 1, 2020, respectively, has been reclassified to trade receivables upon billing to customers on completion of milestones.

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

The aggregate value of performance obligations that are completely or partially unsatisfied as of March 31, 2023, other than those meeting the exclusion criteria mentioned above, is $9,841 million. Out of this, the Group expects to recognize revenue of around 57% within the next one year and the remaining thereafter. The aggregate value of performance obligations that were completely or partially unsatisfied as of March 31, 2022 was $9,797 million The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.
2.12 Unbilled revenue

		(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Unbilled financial asset (1)	1,157	838
Unbilled non-financial asset (2)	880	812
	2,037	1,650

(1)
Right to consideration is unconditional and is due only after a passage of time.
(2)
Right to consideration is dependent on completion of contractual milestones.

2.13 Expenses by nature

	(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Employee benefit costs	9,729	8,585	7,493
Depreciation and amortization charges (Refer to Notes 2.7, 2.8 and 2.9)	524	466	441
Travelling costs	190	110	75
Cost of technical sub-contractors	1,751	1,690	957
Cost of software packages for own use	240	190	165
Third party items bought for service delivery to clients	1,110	721	406
Consultancy and professional charges	210	253	171
Communication costs	89	82	86
Repairs and maintenance	169	163	190
Rates and Taxes	37	35	35
Provision for post-sales client support	15	10	5
Power and fuel	22	18	19
Commission to non-whole time directors	2	2	1
Branding and marketing expenses	112	74	48
Impairment loss recognized / (reversed) under expected credit loss model	35	23	25
Insurance charges	22	22	18
Contribution towards Corporate Social Responsibility	58	57	59
Short-term leases (Refer to Note 2.8)	12	8	11
Others	60	47	31
Total cost of sales, selling and marketing expenses and administrative expenses	14,387	12,556	10,236

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

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the consolidated statement of comprehensive income.

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

2.14.1 Gratuity and Pensions

The following table sets out the details of the defined benefit retirement plans and the amounts recognized in the Group's financial statements as of March 31, 2023 and March 31, 2022:

			(Dollars in millions)
	Gratuity		Pension
	As of		As of
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
Change in benefit obligations
Benefit obligations at the beginning	227	222	122	111
Transfer	—	—	2	7
Service cost	34	29	5	5
Interest expense	13	12	1	—
Remeasurements - Actuarial losses / (gains)	(9)	11	(17)	(2)
Past service cost - plan amendments	—	—	—	2
Employee contribution	—	—	3	4
Benefits paid	(33)	(39)	(6)	(5)
Translation differences	(16)	(8)	2	—
Benefit obligations at the end	216	227	112	122
Change in plan assets
Fair value of plan assets at the beginning	226	220	111	94
Transfer	—	—	2	7
Interest Income	13	13	1	—
Remeasurements – Returns on plan assets excluding amounts included in interest income	4	3	(11)	7
Employer contribution	22	36	5	5
Employee contribution	—	—	3	4
Benefits paid	(32)	(38)	(6)	(5)
Translation differences	(19)	(8)	1	(1)
Fair value of plan assets at the end	214	226	106	111
Funded status	(2)	(1)	(6)	(11)
Prepaid defined benefit plan asset	3	3	1	1
Accrued defined benefit plan liability	(5)	(4)	(7)	(12)

Amount for fiscal 2023, 2022 and 2021 recognized in net profit in the statement of comprehensive income comprises the following components:

				(Dollars in millions)
	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2023	2022	2021	2023	2022	2021
Service cost	34	29	28	5	5	5
Net interest on the net defined benefit liability / asset	—	(1)	(1)	—	—	—
Plan amendments	—	—	—	—	2	—
Net cost	34	28	27	5	7	5

Amount for fiscal 2023, 2022 and 2021 recognized in statement of other comprehensive income:

				(Dollars in millions)
	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2023	2022	2021	2023	2022	2021
Re-measurements of the net defined benefit liability / (asset)
Actuarial (gains) / losses	(9)	11	4	(17)	(2)	4
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(4)	(3)	(2)	11	(7)	(4)
Total	(13)	8	2	(6)	(9)	—

Breakup of actuarial (gains) / losses for fiscal 2023, 2022 and 2021 is as follows:

				(Dollars in millions)
	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2023	2022	2021	2023	2022	2021
(Gain) / loss from change in demographic assumptions	—	—	—	—	—	—
(Gain) / loss from change in financial assumptions	(8)	(6)	2	(18)	(3)	4
(Gain) / loss from change in experience adjustments	(1)	17	2	1	1	—
	(9)	11	4	(17)	(2)	4

The gratuity and pension cost recognized in the statement of comprehensive income apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost is as follows:

				(Dollars in millions)
	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2023	2022	2021	2023	2022	2021
Cost of sales	31	25	24	5	6	5
Selling and marketing expenses	2	2	2	—	1	—
Administrative expenses	1	1	1	—	—	—
	34	28	27	5	7	5

The weighted-average assumptions used to determine benefit obligations as of March 31, 2023 and March 31, 2022 are set out below:

	Gratuity		Pension
	As of		As of
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
Discount rate	7.1%	6.5%	1.8% - 3.8%	0.4% - 1.7%
Weighted average rate of increase in compensation levels	6%	6%	1% - 3%	1% - 3%
Weighted average duration of defined benefit obligation	5.9 years	5.9 years	12 years	14 years

The weighted-average assumptions used to determine net periodic benefit cost for fiscal 2023, 2022 and 2021 are set out below:

	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2023	2022	2021	2023	2022	2021
Discount rate for the year	6.5%	6.1%	6.2%	0.4% - 1.7%	0.1% - 0.9%	0.5% - 1.7%
Weighted average rate of increase in compensation levels	6%	6%	6%	1% - 3%	1% - 3%	1% - 3%

Discount rate

For domestic defined benefit plan in India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. For most of our overseas defined benefit plan, given that the market for high quality corporate bonds is not developed, the Government bond rate adjusted for corporate spreads is used.

Weighted average rate of increase in compensation levels

The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends, inflation in respective markets and management’s estimate of future salary increases.

Attrition rate

Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of post-employment benefit obligation.

For domestic defined benefit plan in India, assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India. For overseas defined benefit plan, the assumptions regarding future mortality experience are set with regard to the latest statistics in life expectancy, plan experience and other relevant data.

The Group assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as of March 31, 2023 and March 31, 2022, and contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investments are well diversified and also provide for guaranteed interest rates arrangements.

Actual return on assets (including remeasurements) of the gratuity plan for fiscal 2023, 2022 and 2021 were $17 million, $16 million, and $15 million, respectively, and for the pension plan were $(10) million, $7 million and $4 million, respectively.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The table below sets out the details of major plan assets into various categories as of March 31, 2023 and March 31, 2022. The table below sets out the details of major plan assets into various categories as of March 31, 2023 and March 31, 2022.

The table below sets out the details of major plan assets into various categories:

Particulars	Pension
	As of
	March 31, 2023	March 31, 2022
Equity	34%	34%
Bonds	32%	32%
Real Estate/Property	26%	26%
Cash and Cash Equivalents	1%	1%
Other	7%	7%

These defined benefit plans expose the Group to actuarial risk which are set out below:

Interest rate risk:

The present value of the defined benefit plan liability is generally calculated using a discount rate determined by reference to government bond yields and in certain overseas jurisdictions, it is calculated in reference to government bond yield adjusted for a corporate spread. If bond yields fall, the defined benefit obligation will tend to increase.

Life expectancy and investment risk:

The pension fund offers the choice between a lifelong pension and a cash lump sum upon retirement. The pension fund has defined rates for converting the lump sum to a pension and there is the risk that the members live longer than implied by these conversion rates and that the pension assets don’t achieve the investment return implied by these conversion rates.

Asset volatility:

A proportion of the pension fund is held in equities, which is expected to outperform corporate bonds in the long term but give exposure to volatility and risk in the short term. The pension fund board of insurer is responsible for the investment strategy and equity allocation is justified given the long-term investment horizon of the pension fund and the objective to provide a reasonable long term return on members’ account balances.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

		(Dollars in millions)
Impact from	As of March 31, 2023
	Gratuity	Pension
	1% point increase / decrease	0.5% point increase / decrease
Discount rate	11	5
Weighted average rate of increase in compensation levels	10	1

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation and keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Group expects to contribute $27 million to the gratuity and $5 million to pension during fiscal 2024.

Maturity profile of defined benefit obligation:

(Dollars in millions)
	Gratuity	Pension
Within 1 year	33	7
1 - 2 year	34	7
2 - 3 year	34	7
3 - 4 year	38	7
4 - 5 year	47	8
5 - 10 years	238	39

2.14.2 Superannuation

The Group contributed $60 million, $49 million and $35 million to the superannuation plan during fiscal 2023, 2022 and 2021, respectively, and the same has been recognized in the consolidated statement of comprehensive income under the head employee benefit expense.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Cost of sales	55	44	31
Selling and marketing expenses	3	3	3
Administrative expenses	2	2	1
	60	49	35

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

The following tables set out the funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Group's financial statements as of March 31, 2023 and March 31, 2022:

		(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Change in benefit obligations
Benefit obligations at the beginning	1,228	1,133
Service cost	101	88
Employee contribution	210	155
Interest expense	78	69
Actuarial (gains) / loss	(10)	16
Benefits paid	(226)	(191)
Translation differences	(100)	(42)
Benefit obligations at the end	1,281	1,228
Change in plan assets
Fair value of plan assets at the beginning	1,195	1,113
Interest income	76	68
Remeasurements- Return on plan assets excluding amounts included in interest income	(23)	2
Employee contribution	210	155
Employer contribution	104	89
Benefits paid	(226)	(191)
Translation differences	(97)	(41)
Fair value of plan assets at the end	1,239	1,195
Accrued defined benefit plan liability	(42)	(33)

Amount for fiscal 2023, 2022 and 2021 recognized in net profit in the statement of comprehensive income comprises the following components:

	(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Service cost	101	88	57
Net interest on the net defined benefit liability / asset	2	1	2
Net provident fund cost	103	89	59

Amount for fiscal 2023, 2022 and 2021 recognized in the consolidated statement of other comprehensive income:

		(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(10)	16	(4)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	23	(2)	(17)
	13	14	(21)

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2023	March 31, 2022
Government of India (GOI) bond yield (1)	7.10%	6.50%
Expected rate of return on plan assets	8.15%	7.70%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.15%	8.10%

(1)
In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post-employment benefit obligations.

The breakup of the plan assets into various categories as of March 31, 2023 and March 31, 2022 are as follows:

	As of
	March 31, 2023	March 31, 2022
Central and State Government bonds	60%	57%
Public sector undertakings and Private sector bonds	33%	37%
Others	7%	6%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

The actuarial valuation of PF liability exposes the Group to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As of March 31, 2023, the defined benefit obligation would be affected by approximately $6 million and $12 million on account of a 0.25% increase / decrease, respectively, in the expected rate of return on plan assets.

The Group contributed $148 million, $118 million and $90 million to the provident fund during fiscal 2023, 2022 and 2021, respectively. The same has been recognized in the net profit in the consolidated statement of comprehensive income under the head employee benefit expense.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Cost of sales	134	106	80
Selling and marketing expenses	9	8	7
Administrative expenses	5	4	3
	148	118	90

The provident plans are applicable only to employees drawing a salary in Indian rupees.

2.14.4 Employee benefit costs include:

(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Salaries and bonus (1)	9,481	8,383	7,322
Defined contribution plans	78	64	48
Defined benefit plans	170	138	123
	9,729	8,585	7,493

(1)
Includes stock compensation expense of $64 million, $56 million and $45 million for fiscal 2023, 2022 and 2021, respectively. (Refer to Note 2.17)

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:

(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Cost of sales	8,826	7,714	6,671
Selling and marketing expenses	598	572	548
Administrative expenses	305	299	274
	9,729	8,585	7,493

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

12,172,119 and 13,725,712 shares were held by controlled trust as of March 31, 2023, and March 31, 2022, respectively.

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

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve/retained earnings.

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

Buyback completed in February 2023

In line with the capital allocation policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding ₹1,850 per share (Maximum Buyback Price), subject to shareholders' approval by way of Postal Ballot.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period the Company had purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,300 crore (excluding transaction costs and tax on buyback) ($1,130 million). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as of March 31, 2023, the Company has created ‘Capital Redemption Reserve’ of $3 million equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings.

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

The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, the Company had purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,648.53/- per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback) ($1,243 million). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as of March 31, 2022, the Company has created ‘Capital Redemption Reserve’ amounting to $4 million equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buyback issued shares. As of March 31, 2023, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.15.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.15.2 Dividends

Accounting policy

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The following table provides details of per share dividend recognized during fiscal 2023, 2022 and 2021:

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Dividend per Equity Share (₹)
Interim dividend(2)	16.50	15.00	12.00
Final dividend(3)	16.00	15.00	9.50
Dividend per Equity Share/ADS ($)(1)
Interim dividend(2)	0.20	0.20	0.16
Final dividend(3)	0.21	0.20	0.13

(1)
Converted at the monthly exchange rate in the month of declaration of dividend
(2)
Represents interim dividend for the respective fiscal year
(3)
Represents final dividend for the preceding fiscal year

During fiscal 2023, on account of the final dividend for fiscal 2022 and interim dividend for fiscal 2023, the Company has incurred a net cash outflow of approximately $1,697 million (excluding dividend paid on treasury shares). The payouts for dividend during fiscal 2022 and fiscal 2021 were $1,703 million and $1,226 million (excluding dividend paid on treasury shares), respectively.

The Board of Directors in their meeting on April 13, 2023, recommended a final dividend of ₹17.50/- per equity share (approximately $0.21 per equity share) for fiscal 2023. This payment is subject to the approval of shareholders in the Annual General Meeting of the Company expected to be held on June 28, 2023. This final dividend if approved by shareholders would result in a net cash outflow of approximately $881 million (excluding dividend paid on treasury shares).

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

Functional currency and presentation currency

The functional currency of Infosys, Infosys BPM, EdgeVerve, Skava, Infosys Green Forum and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in U.S. dollars (rounded off to the nearest million) to facilitate the investors’ ability to evaluate Infosys’ performance and financial position in comparison to similar companies domiciled in other geographic locations.

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

Other income consists of the following:

(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Interest income on financial assets carried at amortized cost	107	135	161
Interest income on financial assets fair valued through other comprehensive income	119	86	55
Dividend income on investments carried at fair value through profit or loss	—	—	1
Gain / (loss) on investments carried at fair value through profit or loss	18	24	10
Gain / (loss) on investments carried at fair value through other comprehensive income	—	—	11
Exchange gains / (losses) on forward and options contracts	(80)	12	75
Exchange gains / (losses) on translation of other assets and liabilities	131	24	(47)
Others	40	27	31
	335	308	297

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

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 Plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as of March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 12,172,119 and 13,725,712 shares as of March 31, 2023, and March 31, 2022, respectively, under the 2015 Plan out of which, 200,000 and 200,000 equity shares have been earmarked for welfare activities of the employees as of March 31, 2023 and March 31, 2022, respectively.

The following is the summary of grants made during fiscal 2023, 2022 and 2021 under the 2015 Plan and 2019 Plan:

	Fiscal 2023	Fiscal 2022	Fiscal 2021
2015 Plan
RSU - Equity settled
KMPs	367,479	284,543	457,151
Employees other than KMPs	1,784,975	1,305,880	2,203,460
	2,152,454	1,590,423	2,660,611

RSU - Incentive units (cash settled)
KMPs	—	—	—
Other employees	92,400	49,960	115,250
	92,400	49,960	115,250
2019 Plan
Equity settled Performance based RSU
KMPs	207,893	146,962	311,808
Employees other than KMPs	3,706,764	2,703,667	1,284,600
	3,914,657	2,850,629	1,596,408

Total grants	6,159,511	4,491,012	4,372,269

Refer to Note 2.20 for details on appointment and resignation of KMPs

Notes on grants to KMP

CEO & MD:

Based on the recommendations of the Board and the approval of the shareholders at the AGM held on June 25, 2022, Salil Parekh was reappointed as the CEO and MD of the Company for a term commencing on July 1, 2022 and ending on March 31, 2027. The remuneration was approved by the shareholders at the 2022 AGM. The revised employment agreement with Mr. Parekh was effective July 1, 2022.

Under the 2015 Plan:

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement till June 30 2022, approved the performance-based grant of RSUs amounting to ₹13 crore (approximately $1.70 million) for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 84,361 performance based RSUs were granted effective May 2, 2022.

Further, in line with the shareholders approval and revised employment contract which is effective July 1, 2022, the Board, on July 24, 2022, based on the recommendations of the Nomination and Remuneration Committee.

•
Approved the grant of performance-based RSUs (Annual performance equity grant) of fair value of ₹21.75 crore (approximately $2.75 million) for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 140,228 performance-based RSU’s were granted effective August 1, 2022.
•
Approved the performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of ₹2 crore (approximately $0.25 million) for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board. Accordingly, 12,894 performance-based RSU’s were granted effective August 1, 2022.
•
Approved the performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of ₹5 crore (approximately $0.63 million) for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board. Accordingly, 32,236 performance-based RSU’s were granted effective August 1, 2022.

For the above RSUs, the grant date in accordance with IFRS 2, Share based payment is July 1, 2022.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3 crore (approximately $0.37 million) which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 19,341 RSUs was made effective February 1, 2023 for fiscal 2023.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2023, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payment.

Under the 2019 Plan:

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹10 crore (approximately $1.31 million) for fiscal 2023 under the 2019 Plan. These RSUs will vest in line with the employment agreement effective till June 30, 2022, based on achievement of certain performance targets. Accordingly, 64,893 performance based RSUs were granted effective May 2, 2022.

Other KMP

Under the 2015 Plan:

During fiscal 2023, based on recommendations of Nomination and Remuneration Committee, the Board approved 66,872 time based RSUs and 11,547 performance based RSUs to other KMP under the 2015 plan. Time based RSUs will vest over four years and performance based RSUs will vest over one to three years based on certain performance targets.

Under the 2019 Plan:

During fiscal 2023, based on recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 143,000 RSUs to other KMPs under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense:

(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Granted to:
KMP#	6	9	10
Employees other than KMP	58	47	35
Total	64	56	45
Cash settled stock compensation expense included in the above	1	3	11

# Includes reversal of employee stock compensation expense on account of resignation/retirement of key managerial personnel.

Share based payment arrangements that were modified during the year ended March 31, 2021:

During the year ended March 31, 2021, the company issued ADS settled RSU and stock option awards as replacement for outstanding stock appreciation rights awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts - Clarifications' dated December 18, 2020, which allows Non-resident Indians to hold depository receipts. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards were accounted as a modification and the fair value on the date of modification of $12 million is recognized as equity with a corresponding adjustment to financial liability.

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2023 is set out below:

	Year ended March 31, 2023
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSUs
Outstanding at the beginning	6,232,975	0.06
Granted	2,152,454	0.06
Exercised	2,105,904	0.06
Forfeited and expired	871,507	0.06
Outstanding at the end	5,408,018	0.06
Exercisable at the end	787,976	0.06
2015 Plan: Stock Options
Outstanding at the beginning	700,844	7.35
Granted	—	—
Exercised	566,814	7.40
Forfeited and expired	—	—
Outstanding at the end	134,030	6.44
Exercisable at the end	134,030	6.44
2019 Plan: RSUs
Outstanding at the beginning	4,958,938	0.07
Granted	3,914,657	0.06
Exercised	1,128,626	0.06
Forfeited and expired	522,931	0.06
Outstanding at the end	7,222,038	0.06
Exercisable at the end	1,352,150	0.06

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2022 is set out below:

	Year ended March 31, 2022
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSUs
Outstanding at the beginning	8,047,240	0.06
Granted	1,590,423	0.07
Exercised	2,569,983	0.05
Forfeited and expired	834,705	0.06
Outstanding at the end	6,232,975	0.06
Exercisable at the end	653,775	0.06
2015 Plan: Stock Options
Outstanding at the beginning	1,049,456	7.32
Granted	—	—
Exercised	348,612	7.02
Forfeited and expired	—	—
Outstanding at the end	700,844	7.35
Exercisable at the end	700,844	7.35
2019 Plan: RSUs
Outstanding at the beginning	3,050,573	0.07
Granted	2,850,629	0.07
Exercised	755,557	0.07
Forfeited and expired	186,707	0.07
Outstanding at the end	4,958,938	0.07
Exercisable at the end	692,638	0.07

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2021 is set out below:

	Year ended March 31, 2021
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSUs
Outstanding at the beginning	8,780,898	0.05
Granted	2,660,611	0.07
Exercised	3,783,462	0.05
Modification to equity settled awards	871,900	—
Forfeited and expired	482,707	0.06
Outstanding at the end	8,047,240	0.06
Exercisable at the end	151,685	0.05
2015 Plan: Stock Options
Outstanding at the beginning	1,100,330	7.13
Granted	—	—
Exercised	239,272	7.21
Modification to equity settled awards	203,026	—
Forfeited and expired	14,628	7.63
Outstanding at the end	1,049,456	7.32
Exercisable at the end	1,002,130	7.33
2019 Plan: RSUs
Outstanding at the beginning	2,091,293	0.07
Granted	1,596,408	0.07
Exercised	370,170	0.07
Forfeited and expired	266,958	0.07
Outstanding at the end	3,050,573	0.07
Exercisable at the end	233,050	0.07

During fiscal 2023, 2022 and 2021, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was $18.83, $22.71 and $14.92, respectively.

During fiscal 2023, 2022 and 2021, the weighted average share price of options exercised under the 2019 Plan on the date of exercise was $18.75, $20.89 and $15.90, respectively.

The following table summarizes information about equity settled RSUs and stock options outstanding as of March 31, 2023:

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
American Depositary Share (ADS) and Indian Equity Shares (IES)
0 - 0.06 (RSUs)	7,222,038	1.33	0.06	5,408,018	1.49	0.06
5 - 8 (Stock Options)	—	—	—	134,030	1.77	6.44

The following table summarizes information about equity settled RSUs and stock options outstanding as of March 31, 2022:

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
American Depositary Share (ADS) and Indian Equity Shares (IES)
0 - 0.07 (RSUs)	4,958,938	1.43	0.07	6,232,975	1.47	0.06
6 - 8 (Stock Options)	—	—	—	700,844	0.65	7.35

As of March 31, 2023 and March 31, 2022, 224,924 and 265,561 cash settled options were outstanding, respectively. The carrying value of liability towards cash settled share-based payments was $1 million and $2 million as of March 31, 2023 and March 31, 2022, respectively.

The fair value of the awards is estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

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

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

	For options granted in
	Fiscal 2023- Equity Shares-RSU	Fiscal 2023- ADS- RSU
Weighted average share price (₹) / ($- ADS)	1,525	18.08
Exercise price (₹)/ ($- ADS)	5.00	0.07
Expected volatility (%)	23-32	27-34
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2-3	2-3
Risk-free interest rate (%)	5-7	2-5
Weighted average fair value as on grant date (₹) / ($- ADS)	1,210	13.69

	For options granted in
	Fiscal 2022- Equity Shares-RSU	Fiscal 2022- ADS- RSU
Weighted average share price (₹) / ($- ADS)	1,791	24.45
Exercise price (₹)/ ($- ADS)	5.00	0.07
Expected volatility (%)	20-35	25-36
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2-3	2-3
Risk-free interest rate (%)	4-6	1-3
Weighted average fair value as on grant date (₹) / ($- ADS)	1,548	20.82

	For options granted in
	Fiscal 2021- Equity Shares-RSU	Fiscal 2021- ADS- RSU
Weighted average share price (₹) / ($- ADS)	1,253	18.46
Exercise price (₹)/ ($- ADS)	5.00	0.07
Expected volatility (%)	30-35	30-36
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2-3	2-3
Risk-free interest rate (%)	4-5	0.1-0.3
Weighted average fair value as on grant date (₹) / ($- ADS)	1,124	16.19

The expected life of the RSU/stock option is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ stock option.

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

The Group offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the consolidated statement of comprehensive income comprises:

	(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Current taxes
Domestic taxes	830	785	716
Foreign taxes	323	263	185
	1,153	1,048	901
Deferred taxes
Domestic taxes	54	48	85
Foreign taxes	(65)	(28)	(13)
	(11)	20	72
Income tax expense	1,142	1,068	973

Income tax expense for fiscal 2023, 2022 and 2021 includes reversals (net of provisions) of $13 million, $36 million and $47 million, respectively. These reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

	(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Profit before income taxes	4,125	4,036	3,596
Enacted tax rates in India	34.94%	34.94%	34.94%
Computed expected tax expense	1,442	1,410	1,256
Tax effect due to non-taxable income for Indian tax purposes	(362)	(395)	(346)
Overseas taxes	132	132	95
Tax provision (reversals)	(13)	(36)	(47)
Effect of differential tax rates	(41)	(26)	(17)
Effect of exempt non-operating income	(6)	(7)	(5)
Effect of unrecognized deferred tax assets	14	10	1
Effect of non-deductible expenses	19	22	20
Impact of change in tax rate	—	(13)	—
Others	(43)	(29)	16
Income tax expense	1,142	1,068	973

The applicable Indian corporate statutory tax rate for fiscal 2023, 2022 and 2021 is 34.94% each.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain income tax incentives that the Government of India had provided for export of services from the SEZ units registered under the SEZ Act. As per section 10AA of the Income Tax Act, SEZ unit who began to provide services on or after April 1, 2005, are eligible for an income tax deduction of 100% of profits or gains derived from the export of services for the first five years beginning with the assessment year relevant to the previous year in which the SEZ unit begins to provide services and 50% of such profits or gains for a further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961 (Refer to Other Reserves under Note 2.15 Equity).

As a result of these tax incentives, a portion of the Company’s pre-tax income has not been subject to tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $362 million, $395 million and $346 million for fiscal 2023, 2022 and 2021, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2023, 2022 and 2021 was $0.09, $0.09 and $0.08, respectively.

Deferred income tax for fiscal 2023, 2022 and 2021 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2023, Infosys' U.S. branch net assets amounted to approximately $846 million. As of March 31, 2023, the Company has a deferred tax liability for branch profit tax of $18 million (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $1,332 million and $1,269 million as of March 31, 2023 and March 31, 2022, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The Group majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax-free manner.

Deferred income tax assets have not been recognized on accumulated losses of $538 million and $592 million as of March 31, 2023 and March 31, 2022, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses for fiscal 2023:

(Dollars in millions)
Year
2024	15
2025	17
2026	18
2027	10
2028	60
Thereafter	418
Total	538

The following table provides details of expiration of unused tax losses for fiscal 2022:

(Dollars in millions)
Year
2023	27
2024	20
2025	17
2026	20
2027	7
Thereafter	501
Total	592

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2023, and March 31, 2022:

(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Income tax assets	786	812
Current income tax liabilities	(412)	(344)
Net current income tax assets / (liabilities) at the end	374	468

The gross movement in the current income tax assets / (liabilities) for fiscal 2023, 2022 and 2021 is as follows:

	(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Net current income tax assets / (liabilities) at the beginning	468	501	515
Translation differences	(32)	(18)	17
Income tax paid	1,088	1,020	863
Current income tax expense	(1,153)	(1,048)	(901)
Income tax on other comprehensive income	(2)	2	1
Income tax benefit arising on exercise of stock options	6	10	6
Tax impact on buyback expenses	1	1	—
Additions through business combination	(2)	—	—
Net current income tax assets / (liabilities) at the end	374	468	501

The movement in gross deferred income tax assets / liabilities (before set off) for fiscal 2023 is as follows:

					(Dollars in millions)
	Carrying value as of April 1, 2022	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2023
Deferred income tax assets / (liabilities)
Property, plant and equipment	21	2	—	—	(2)	21
Lease liabilities	24	6	—	—	(3)	27
Accrued compensation to employees	7	2	—	—	(1)	8
Trade receivables	28	6	—	—	(2)	32
Compensated absences	70	6	—	—	(6)	70
Post sales client support	17	14	—	—	(1)	30
Credits related to branch profits	89	(2)	—	—	—	87
Derivative financial instruments	(3)	3	—	—	—	—
Intangibles	6	1	—	—	—	7
Intangibles arising on business combinations	(41)	9	(10)	—	—	(42)
Branch profit tax	(110)	5	—	—	—	(105)
SEZ reinvestment reserve	(112)	(62)	—	—	10	(164)
Others	11	21	—	—	—	32
Total Deferred income tax assets / (liabilities)	7	11	(10)	—	(5)	3

The movement in gross deferred income tax assets / liabilities (before set off) for fiscal 2022 is as follows:

				(Dollars in millions)
	Carrying value as of April 1, 2021	Changes through profit and loss	Changes through OCI	Translation difference	Carrying value as of March 31, 2022
Deferred income tax assets / (liabilities)
Property, plant and equipment	35	(13)	—	(1)	21
Lease liabilities	23	2	—	(1)	24
Accrued compensation to employees	6	2	—	(1)	7
Trade receivables	30	(1)	—	(1)	28
Compensated absences	68	4	—	(2)	70
Post sales client support	16	1	—	—	17
Credits related to branch profits	48	42	—	(1)	89
Derivative financial instruments	(8)	4	—	1	(3)
Intangibles	4	2	—	—	6
Intangibles arising on business combinations	(50)	8	—	1	(41)
Branch profit tax	(68)	(42)	—	—	(110)
SEZ reinvestment reserve	(84)	(32)	—	4	(112)
Others	10	3	(2)	—	11
Total Deferred income tax assets / (liabilities)	30	(20)	(2)	(1)	7

The movement in gross deferred income tax assets / liabilities (before set off) for fiscal 2021 is as follows:

					(Dollars in millions)
	Carrying value as of April 1, 2020	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2021
Deferred income tax assets / (liabilities)
Property, plant and equipment	32	2	—	—	1	35
Lease liabilities	18	4	—	—	1	23
Accrued compensation to employees	7	(1)	—	—	—	6
Trade receivables	26	3	—	—	1	30
Compensated absences	57	9	—	—	2	68
Post sales client support	15	1	—	—	–	16
Credits related to branch profits	50	(1)	—	—	(1)	48
Derivative financial instruments	21	(28)	—	(1)	—	(8)
Intangibles	3	1	—	—	—	4
Intangibles arising on business combinations	(56)	10	(3)	—	(1)	(50)
Branch profit tax	(73)	5	—	—	—	(68)
SEZ reinvestment reserve	(11)	(72)	—	—	(1)	(84)
Others	14	(5)	—	—	1	10
Total Deferred income tax assets / (liabilities)	103	(72)	(3)	(1)	3	30

The deferred income tax assets and liabilities is as follows:

	(Dollars in millions)
	As of
	March 31, 2023	March 31, 2022
Deferred income tax assets after set off	152	160
Deferred income tax liabilities after set off	(149)	(153)

In assessing the realizability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

As of March 31, 2023, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $494 million (₹4,062 crore).

As of March 31, 2022, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $528 million (₹4,001 crore).

The amount paid to statutory authorities against the tax claims amounted to $794 million (₹6,528 crore) and $791 million (₹5,996 crore) as of March 31, 2023 and March 31, 2022, respectively.

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

These matters are pending before various Income tax Authorities.

The management including the Company’s tax advisors expect that the Company’s position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

2.19 Reconciliation of basic and diluted shares used in computing earnings per equity share

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e., the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2023	2022	2021
Basic earnings per equity share - weighted average number of equity shares outstanding (1)	4,180,897,857	4,209,546,724	4,242,416,665
Effect of dilutive common equivalent shares - share options outstanding	6,833,213	8,978,410	8,315,802
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,187,731,070	4,218,525,134	4,250,732,467

(1)
excludes treasury shares

For fiscal 2023, 2022 and 2021, there were 9,960, nil and nil, respectively, options to purchase equity shares, which had an anti-dilutive effect.

2.20 Related party transactions

List of subsidiaries:

		Holding as of
	Country	March 31, 2023	March 31, 2022
Infosys Technologies (China) Co. Limited (Infosys China)(1)	China	100.00%	100.00%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)(1)	Mexico	100.00%	100.00%
Infosys Technologies (Sweden) AB (Infosys Sweden)(1)	Sweden	100.00%	100.00%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)(1)	China	100.00%	100.00%
Infosys Nova Holdings LLC. (Infosys Nova)(1)	U.S.	100.00%	100.00%
EdgeVerve Systems Limited (EdgeVerve)(1)	India	100.00%	100.00%
Infosys Austria GmbH(1)	Austria	100.00%	100.00%
Skava Systems Private Limited (Skava Systems)(1)(26)	India	100.00%	100.00%
Infosys Chile SpA(1)	Chile	100.00%	100.00%
Infosys Arabia Limited(2)(26)	Saudi Arabia	70.00%	70.00%
Infosys Consulting Ltda.(1)	Brazil	100.00%	100.00%
Infosys Luxembourg S.a.r.l(1)	Luxembourg	100.00%	100.00%
Infosys Americas Inc. (Infosys Americas)(1)(26)	U.S.	100.00%	100.00%
Infosys Public Services, Inc. USA (Infosys Public Services)(1)	U.S.	100.00%	100.00%
Infosys Canada Public Services Inc(19)(35)	Canada	—	—
Infosys BPM Limited(1)(43)	India	100.00%	100.00%
Infosys (Czech Republic) Limited s.r.o.(3)	Czech Republic	100.00%	100.00%
Infosys Poland Sp z.o.o(3)	Poland	100.00%	100.00%
Infosys McCamish Systems LLC(3)	U.S.	100.00%	100.00%
Portland Group Pty Ltd(3)	Australia	100.00%	100.00%
Infosys BPO Americas LLC.(3)	U.S.	100.00%	100.00%
Infosys Consulting Holding AG (Infosys Lodestone)(1)	Switzerland	100.00%	100.00%
Infosys Management Consulting Pty Limited(4)	Australia	100.00%	100.00%
Infosys Consulting AG(4)	Switzerland	100.00%	100.00%
Infosys Consulting GmbH(4)	Germany	100.00%	100.00%
Infosys Consulting S.R.L.(1)	Romania	100.00%	100.00%
Infosys Consulting SAS(4)	France	100.00%	100.00%
Infosys Consulting s.r.o. v likvidaci (formerly Infosys Consulting s.r.o.)(4)(34)	Czech Republic	—	—
Infosys Consulting (Shanghai) Co., Ltd.(4)(30)	China	—	—
Infy Consulting Company Ltd(4)	U.K.	100.00%	100.00%
Infy Consulting B.V.(4)	The Netherlands	100.00%	100.00%
Infosys Consulting S.R.L.(45)	Argentina	100.00%	100.00%
Infosys Consulting (Belgium) NV(4)	Belgium	100.00%	100.00%
Panaya Inc. (Panaya)(1)	U.S.	100.00%	100.00%
Panaya Ltd.(6)	Israel	100.00%	100.00%
Infosys Financial Services GmbH. (formerly Panaya GmbH)(54)	Germany	100.00%	100.00%
Brilliant Basics Holdings Limited (Brilliant Basics)(1)(26)	U.K.	100.00%	100.00%
Brilliant Basics Limited(7)(26)	U.K.	100.00%	100.00%
Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)(1)	Singapore	100.00%	100.00%
Infosys Middle East FZ LLC(8)	Dubai	100.00%	100.00%
Fluido Oy(8)	Finland	100.00%	100.00%
Fluido Sweden AB (Extero)(11)	Sweden	100.00%	100.00%
Fluido Norway A/S(11)	Norway	100.00%	100.00%
Fluido Denmark A/S(11)	Denmark	100.00%	100.00%
Fluido Slovakia s.r.o(11)	Slovakia	100.00%	100.00%
Infosys Compaz Pte. Ltd(9)	Singapore	60.00%	60.00%
Infosys South Africa (Pty) Ltd(8)	South Africa	100.00%	100.00%
WongDoody Holding Company Inc. (WongDoody)(1)(36)	U.S.	—	—
WDW Communications, Inc(10)(37)	U.S.	—	—
WongDoody, Inc(10)(38)	U.S.	100.00%	100.00%
HIPUS Co., Ltd(9)	Japan	81.00%	81.00%
Stater N.V.(9)	The Netherlands	75.00%	75.00%
Stater Nederland B.V.(12)	The Netherlands	75.00%	75.00%
Stater XXL B.V.(12)	The Netherlands	75.00%	75.00%
HypoCasso B.V.(12)	The Netherlands	75.00%	75.00%
Stater Participations B.V.(12)	The Netherlands	75.00%	75.00%
Stater Belgium N.V./S.A.(13)	Belgium	75.00%	75.00%
Stater Gmbh(12)(28)	Germany	75.00%	75.00%
Outbox systems Inc. dba Simplus (US)(15)	U.S.	100.00%	100.00%
Simplus North America Inc.(16)(27)	Canada	—	—
Simplus ANZ Pty Ltd.(16)	Australia	100.00%	100.00%
Simplus Australia Pty Ltd(17)	Australia	100.00%	100.00%
Sqware Peg Digital Pty Ltd(18)(31)	Australia	—	—
Simplus Philippines, Inc.(16)	Philippines	100.00%	100.00%
Simplus Europe, Ltd.(16)(29)	U.K.	—	—
Infosys Fluido UK, Ltd. (formerly Simplus U.K., Ltd)(11)	U.K.	100.00%	100.00%
Infosys Fluido Ireland, Ltd.(formerly Simplus Ireland, Ltd)(20)	Ireland	100.00%	100.00%
Infosys Limited Bulgaria EOOD(1)	Bulgaria	100.00%	100.00%
Kaleidoscope Animations, Inc.(15)	U.S.	100.00%	100.00%
Kaleidoscope Prototyping LLC(22)	U.S.	100.00%	100.00%
GuideVision s.r.o.(14)	Czech Republic	100.00%	100.00%
GuideVision Deutschland GmbH(21)	Germany	100.00%	100.00%
GuideVision Suomi Oy(21)	Finland	100.00%	100.00%
GuideVision Magyarország Kft(21)	Hungary	100.00%	100.00%
GuideVision Polska Sp. z.o.o(21)	Poland	100.00%	100.00%
GuideVision UK Ltd(21)(26)	U.K.	100.00%	100.00%
Blue Acorn iCi Inc (formerly Beringer Commerce Inc)(15)	U.S.	100.00%	100.00%
Beringer Capital Digital Group Inc(15)(41)	U.S.	—	—
Mediotype LLC(23)(41)	U.S.	—	—
Beringer Commerce Holdings LLC(23)(41)	U.S.	—	—
SureSource LLC(24)(39)	U.S.	—	—
Blue Acorn LLC(24)(39)	U.S.	—	—
Simply Commerce LLC(24)(39)	U.S.	—	—
iCiDIGITAL LLC(25)(40)	U.S.	—	—
Infosys BPM UK Limited(3)	U.K.	100.00%	—
Infosys Turkey Bilgi Teknolojileri Limited Sirketi(1)	Turkey	100.00%	100.00%
Infosys Germany Holding Gmbh(1)	Germany	100.00%	100.00%
Infosys Automotive and Mobility GmbH & Co. KG(1)	Germany	100.00%	100.00%
Infosys Green Forum(1)(32)	India	100.00%	100.00%
Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)(33)	Malaysia	100.00%	100.00%
Infosys Business Solutions LLC(1)(42)	Qatar	100.00%	—

Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”))(44)	Germany	100.00%	—
oddity GmbH (46)	Germany	100.00%	—
oddity (Shanghai) Co., Ltd. (47)	China	100.00%	—
oddity Limited (Taipei) (47)	Taiwan	100.00%	—
oddity space GmbH (46)	Germany	100.00%	—
oddity jungle GmbH (46)	Germany	100.00%	—
oddity code GmbH (46)	Germany	100.00%	—
oddity code d.o.o (48)	Serbia	100.00%	—
oddity waves GmbH (46)	Germany	100.00%	—
oddity group services GmbH (46)	Germany	100.00%	—
Infosys Public Services Canada Inc. (19)(5)	Canada	100.00%	—
BASE life science AG (50)	Switzerland	100.00%	—
BASE life science GmbH (50)	Germany	100.00%	—
BASE life science A/S (49)	Denmark	100.00%	—
BASE life science S.A.S (50)	France	100.00%	—
BASE life science Ltd. (50)	U.K.	100.00%	—
BASE life science S.r.l. (50)	Italy	100.00%	—
Innovisor Inc.(50)	U.S.	100.00%	—
BASE life science Inc.(50)	U.S.	100.00%	—
BASE life science S.L.(50)(51)	Spain	100.00%	—
Panaya Germany GmbH (6)(52)	Germany	100.00%	—
Infosys Norway (8)(53)	Norway	100.00%	—

(1) Wholly-owned subsidiary of Infosys Limited
(2) Majority owned and controlled subsidiary of Infosys Limited
(3) Wholly-owned subsidiary of Infosys BPM Limited
(4) Wholly-owned subsidiary of Infosys Consulting Holding AG
(5) Incorporated on July 8, 2022
(6) Wholly-owned subsidiary of Panaya Inc.
(7) Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(8) Wholly-owned subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd)
(9) Majority owned and controlled subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)
(10) Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody)
(11) Wholly-owned subsidiary of Fluido Oy
(12) Wholly-owned subsidiary of Stater N.V
(13) Majority owned and controlled subsidiary of Stater Participations B.V.
(14) Wholly-owned subsidiary of Infy Consulting Company Limited
(15) Wholly-owned subsidiary of Infosys Nova Holdings LLC
(16) Wholly-owned subsidiary of Outbox Systems Inc.
(17) Wholly-owned subsidiary of Simplus ANZ Pty Ltd
(18) Wholly-owned subsidiary of Simplus Australia Pty Ltd
(19) Wholly-owned subsidiary of Infosys Public Services, Inc.
(20) Wholly-owned subsidiary of Infosys Fluido UK, Ltd. (formerly Simplus U.K., Ltd)
(21) Wholly-owned subsidiary of GuideVision s.r.o.
(22) Wholly-owned subsidiary of Kaleidoscope Animations, Inc.
(23) Wholly-owned subsidiary of Blue Acorn iCi Inc
(24) Wholly-owned subsidiary of Beringer Commerce Holdings LLC
(25) Wholly-owned subsidiary of Beringer Capital Digital Group Inc.
(26) Under liquidation
(27) Liquidated effective April 27,2021
(28) Incorporated on August 4, 2021
(29) Liquidated effective July 20, 2021
(30) Liquidated effective September 1, 2021
(31) Liquidated effective September 2, 2021

(32) Incorporated on August 31, 2021

(33) On December 14, 2021, Infosys Singapore Pte. Ltd (formerly Infosys Consulting Pte. Ltd.), a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)

(34) Liquidated effective December 16, 2021
(35) Liquidated effective November 23, 2021
(36) Wholly-owned subsidiary of Infosys Limited, merged with WongDoody Inc, effective December 31, 2021
(37) Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody), merged with WongDoody Inc, effective December 31, 2021
(38) Wholly-owned subsidiary of Infosys Limited, effective December 31, 2021
(39) Merged with Beringer Commerce Holdings LLC, effective January 1, 2022
(40) Merged with Beringer Capital Digital Group Inc, effective January 1, 2022
(41) Merged with Blue Acorn iCi Inc, effective January 1, 2022
(42) Incorporated on February 20, 2022
(43) On March 17, 2022, Infosys Limited acquired non-controlling interest of 0.01% of the voting interests in Infosys BPM Limited.

(44) On March 22, 2022, Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.), a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”) ).

(45) Infosys Consulting S.R.L. (Argentina) (formerly a Wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022

(46) On April 20, 2022, Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”)) (a wholly owned subsidiary of Infosys Singapore Pte. Ltd (formerly Infosys Consulting Pte. Ltd.)) acquired 100% of voting interests in oddity space GmbH, oddity jungle GmbH, oddity waves GmbH, oddity group services GmbH, oddity code GmbH and oddity GmbH.

(47) Wholly-owned subsidiary of oddity GmbH
(48) Wholly-owned subsidiary of oddity code GmbH.

(49) On September 1, 2022, Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.) (a Wholly-owned subsidiary of Infosys Limited) acquired 100% of voting interests in BASE life science A/S.

(50) Wholly-owned subsidiary of BASE life science A/S
(51) Incorporated on September 6, 2022
(52) Incorporated effective December 15, 2022
(53) Incorporated effective February 7, 2023.
(54) Infosys Financial Services GmbH. (formerly Panaya GmbH) became a wholly-owned subsidiary of Infosys Singapore Pte. Ltd (formerly Infosys Consulting Pte. Ltd.) with effect from February 23, 2023.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees’ Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees’ Welfare Trust	India	Controlled Trust
Infosys Employee Benefits Trust	India	Controlled Trust
Infosys Science Foundation	India	Controlled Trust
Infosys Expanded Stock Ownership Trust	India	Controlled Trust
Infosys Foundation (1)(2)	India	Trust jointly controlled by KMPs

(1)
Effective January 1, 2022
(2)
During Fiscal 2023, the Group contributed $44 million towards CSR.

Refer to Note 2.14 for information on transactions relating to the post-employment benefit plans mentioned above.

List of Key Managerial Personnel (KMP)

Whole-time directors

Salil Parekh, Chief Executive Officer and Managing Director

U.B. Pravin Rao, Chief Operating Officer (retired as a Chief Operating Officer and Whole-time director effective December 12, 2021)

Non-whole-time directors

Nandan M. Nilekani

D. Sundaram (appointed as lead independent director effective March 23, 2023)

Kiran Mazumdar-Shaw (retired as lead independent director effective March 22, 2023)

Michael Gibbs

Govind Iyer (appointed as an independent director effective January 12, 2023)

D.N. Prahlad (resigned effective April 20, 2020)

Uri Levine (retired effective April 19, 2023)

Bobby Parikh (appointed effective July 15, 2020)

Dr. Punita Kumar-Sinha (retired effective January 13, 2021)

Chitra Nayak (appointed effective March 25, 2021)

Helene Auriol Potier (appointed as an independent director effective May 26, 2023)

Executive Officers

Nilanjan Roy, Chief Financial Officer

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Shaji Mathew (appointed as Group Head - Human Resources effective March 22, 2023)

Krishnamurthy Shankar (retired as Group Head - Human Resources and Infosys Leadership Institute effective March 21, 2023)

Mohit Joshi (resigned as President effective March 11, 2023 and was on leave till June 9, 2023 which was his last date with the Company)

Ravi Kumar S (resigned as President effective October 11, 2022)

Transactions with Key Managerial Personnel (KMP)

The table below describes the related party transactions with key management personnel which comprises directors and executive officers under IAS 24:

(Dollars in millions)
	Year ended March 31,
	2023	2022	2021
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)	14	18	19
Commission and other benefits to non-executive / independent directors	2	2	1
Total	16	20	20

(1)
Includes employee stock compensation expense of $6 million, $9 million and $10 million for fiscal 2023, 2022 and 2021, respectively, towards key managerial personnel (Refer to Note 2.17). Stock compensation expense for fiscal 2023 includes reversal of expense on account of resignation / retirement of KMP.

(2)
Does not include post-employment benefit and other long term benefits based on actuarial valuation as this is done for the Company as a whole.

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

Disclosure of revenue by geographic locations is given in note 2.11 Revenue from operations.

2.21.1 Business segments

(Dollars in millions)
Year ended March 31, 2023	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All Other Segments(5)	Total
Revenues	5,434	2,632	2,246	2,300	2,357	1,472	1,251	520	18,212
Identifiable operating expenses	3,103	1,352	1,380	1,231	1,551	864	724	348	10,553
Allocated expenses	985	487	401	430	426	242	209	130	3,310
Segment profit	1,346	793	465	639	380	366	318	42	4,349
Unallocable expenses									524
Operating profit									3,825
Other income, net (Refer to Note 2.16)									335
Finance cost (Refer to Note 2.8)									35
Profit before Income taxes									4,125
Income tax expense									1,142
Net profit									2,983
Depreciation and amortization									524
Non-cash expenses other than depreciation and amortization									—

(Dollars in millions)
Year ended March 31, 2022	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All Other Segments(5)	Total
Revenues	5,218	2,379	2,035	1,942	1,787	1,346	1,142	462	16,311
Identifiable operating expenses	2,967	1,158	1,231	1,029	1,133	798	649	316	9,281
Allocated expenses	867	399	353	347	332	213	174	124	2,809
Segment profit	1,384	822	451	566	322	335	319	22	4,221
Unallocable expenses									466
Operating profit									3,755
Other income, net (Refer to Note 2.16)									308
Finance cost (Refer to Note 2.8)									27
Profit before Income taxes									4,036
Income tax expense									1,068
Net profit									2,968
Depreciation and amortization									466
Non-cash expenses other than depreciation and amortization									—

(Dollars in millions)
Year ended March 31, 2021	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All Other Segments(5)	Total
Revenues	4,399	1,991	1,703	1,692	1,275	1,155	927	419	13,561
Identifiable operating expenses	2,378	937	991	877	674	648	475	259	7,239
Allocated expenses	813	363	335	335	255	176	161	118	2,556
Segment profit	1,208	691	377	480	346	331	291	42	3,766
Unallocable expenses									441
Operating profit									3,325
Other income, net (Refer to Note 2.16)									297
Finance cost (Refer to Note 2.8)									26
Profit before Income taxes									3,596
Income tax expense									973
Net profit									2,623
Depreciation and amortization									441
Non-cash expenses other than depreciation and amortization									—

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
(4)
Life Sciences includes enterprises in Life sciences and Health care
(5)
Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

2.21.2 Significant clients

No client individually accounted for more than 10% of the revenues for fiscal 2023, 2022 and 2021.
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

*******4.2	Registrant’s 2011 RSU Plan
***4.3	Registrant’s 2015 Stock Incentive Compensation Plan
*********4.4	Registrant’s Infosys Expanded Stock Ownership Program – 2019
*****4.5	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan (P)
***********4.6	Infosys Expanded Stock Ownership Trust Deed
********4.7	Form of Indemnification Agreement
4.10	Form of Employment Agreement with the Chief Executive Officer
4.11	Overview of Executive Leadership Compensation
8.1	List of Subsidiaries
*11.2	Code of Conduct and Ethics
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
*****15.1	Registrant’s Specimen Certificate for Equity Shares (P)
15.9	Consent of Independent Registered Public Accounting Firm
15.10	Dividend Distribution Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on July 19, 2018.
**	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 12, 2017.
***	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 18, 2016.
****	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 20, 2015.
*****	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 9, 1999.
******	Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-6 (File No. 001-35754) filed on June 28, 2017.
*******	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on August 4, 2014.
********	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 13, 2013.
********* **********

Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on February 28, 2020.

Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on June 19, 2019.

***********	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 29, 2020.

(P) - Previously filed on paper form

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Infosys Limited /s/ Inderpreet Sawhney

Inderpreet Sawhney
Date: June 15, 2023	Group General Counsel and Chief Compliance Officer