Form 20-F
period 2024-03-31
Infosys Ltd
filed 2024-06-24
CIK 1067491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2024

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

Jayesh Sanghrajka, Chief Financial Officer, +91 80 2852 1705

jayesh_sanghrajka@infosys.com

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

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 4,150,867,464 Equity Shares.

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

On March 31, 2024, this exchange rate was ₹83.41 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding off.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 20-F contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. These statements are subject to substantial known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions, the findings of the review of the extent and nature of data subject to unauthorized access and exfiltration in relation to the McCamish cybersecurity incident and reaction to such findings, the timing of the notification process, and the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the incident. These and additional factors are discussed in the ‘Risk Factors’ section in this Annual Report on Form 20-F. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report on Form 20-F are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law.

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

Outlined below are some of the risks that could cause our revenues and profitability to fluctuate. While the summary below provides an indication of the risks that we face, readers should read the detailed risk factors that follow immediately, for a deeper understanding of the risk factor, and the potential consequential impact on our business, profitability, growth and reputation.

I. Risks related to the markets in which we and our clients operate

a.
Spending on technology products and services by our clients and prospective clients fluctuates depending on many factors, including the economic, geo-political, monetary, and fiscal policies, and regulatory environment in the markets in which they operate.
b.
An economic slowdown or other factors may affect the economic health of the United States, the United Kingdom, the European Union (“EU”), Australia or various industries from where our revenues are derived.
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

g.
Changes in immigration laws, their interpretation or enforcement, or delays in getting visas in the jurisdictions in which we operate, could result in increased compliance costs, business disruptions, an inability to bid for or fulfill projects, enforcement actions or penalties, any of which could adversely affect our business, results of operations and financial condition.

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
b.
Our client contracts are often conditional upon our performance, which, if unsatisfactory due to any reasons whatsoever, could result in lower revenues than previously anticipated.
c.
Our work with governmental agencies may expose us to additional risks.
d.
Our inability to execute contracts and / or amendments with clients on a timely basis can impact our revenues and profits, causing fluctuations in our reported results.

VI. Risks related to our operations

a.
Our transition to a hybrid working model may expose us to various risks.
b.
Our reputation could be at risk and we may be liable to our clients or to regulators for damages caused by unauthorized disclosure of confidential information and sensitive data.

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

VII. Risks related to legislation and regulatory compliance

a.
New and changing regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance efforts and increase our costs of compliance.
b.
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

Increased new regulations, changes to existing regulations or increased government interventions or sanctions in the industries in which our clients operate or economic uncertainty due to inflation, geo-political conflicts and potential global slowdown may adversely affect the growth of their respective businesses and may reduce demand for our services or cause us to incur additional costs in our processes or personnel, thereby negatively affecting our business, results of operations and financial condition. For instance, clients in the financial services sector have been subject to increased regulation following the enactment of, and subsequent amendments to, the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. Similarly, our clients may be subject to stringent compliance requirements, including industry specific compliance, privacy and security standards for handling data, which could impact the manner in which we provide our services.

Further, regulators have imposed guidelines for the use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. Regulators across the world may regulate emerging technologies such as AI by setting regulatory boundaries or banning their use. Evolving regulatory frameworks may impact revenue and profitability of our technology sector clients who invest in such emerging technologies and anticipate deriving revenue from such emerging technologies. Reduced or delayed IT spending may also lead to our clients cancelling ongoing projects with us, requesting pricing discounts, seeking extended payment terms or consolidating the technology service providers that they partner with. In the past such events have adversely impacted our utilization rates, the revenue earned per billed person month, the competitiveness of our proposals, our gross margins and our cash flows.

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

Additionally, any sudden resurgence of the COVID-19 or any other pandemic in the geographies where we have significant exposure or our clients have exposure or where a majority of our employees are located may impact our revenues and profitability.

An economic slowdown or other factors may affect the economic health of the United States, the United Kingdom, the European Union (“EU”), Australia or various industries from where our revenues are derived.

Our revenues are concentrated in a few geographies and client industry segments. In fiscal 2024, 60.1%, 27.6% and 9.8% of our revenues were derived from projects in North America, Europe and the rest of the world, respectively. In fiscal 2024, we derived 27.4% of our revenues from the financial services and insurance industry.

Instability and uneven growth in the global economy has had an adverse impact on the growth of the IT industry in the past and may continue to impact it in the future. This instability also impacts our business and results of operations and may continue to do so in the future. For instance, if the economies of the United States, United Kingdom or the EU weaken or if their growth remains uneven, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Some factors that may affect our clients’ businesses include supply chain issues, labor shortages, inflation, political elections or other macroeconomic factors.

Any future global economic uncertainty, arising out of various factors including any global pandemic or geopolitical conflicts impacting the financial services, retail, consumer goods, energy and manufacturing industries on which we depend for a substantial portion of our annual revenues, may result in the reduction, postponement or consolidation of IT spending, contract terminations, deferrals of projects or delays in purchases by our clients. This may lower the demand for our services, reduce the utilization or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability. For instance, the financial services industry was severely impacted by the economic crisis that started in 2008 in the United States, which led to the United States federal government taking over or providing financial support to many leading financial institutions and with some leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances.

We also depend on clients in the energy sector to generate our revenues. Any impact in the energy sector due to oil price volatility such as the volatility caused by the conflicts in Eastern Europe and Middle East which is leading to the suspension or closure of operations in those geographies by our clients, may lead to economic pressure on our clients and in turn impact our revenues and profitability.

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

Changes in immigration laws, their interpretation or enforcement, or delays in getting visas in the jurisdictions in which we operate, could result in increased compliance costs, business disruptions, an inability to bid for or fulfill projects, enforcement actions or penalties, any of which could adversely affect our business, results of operations and financial condition.

A portion of our employees in the United States, United Kingdom, the EU, and other countries/ regions rely on work visas and permits, which makes our business vulnerable to changes and variations in immigration laws. These legal requirements are numerous, frequently changing, and sometimes conflict with one another. In addition, we have in the past and may in the future experience policy changes to the way in which laws are interpreted and/ or enforced. For example, authorities in certain jurisdictions are adopting increasingly protectionist interpretations of such laws, leading to increased regulatory scrutiny. Changes in legal requirements or their interpretations could result in an increase in the cost of compliance, business disruptions impairing our ability to service our clients, and potential enforcement actions and penalties that could cause us to lose access to such visas. In addition, changes or any additional adverse revisions to immigration laws and regulations or inordinate delays in getting visas due to operational challenges in the jurisdictions in which we operate have in the past caused and may continue to cause us delays, staffing shortages, additional costs, and/ or an inability to bid for or fulfill projects for clients. All of this could adversely affect our business, results of operations and financial condition.

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

We have historically earned and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. In fiscal 2024, our five largest clients together accounted for 13.3% of our total revenues, and our ten largest clients together accounted for 20.0% of our total revenues. The volume of work we perform for different clients may vary from year to year depending on the discretion of our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. There are a number of factors, other than our performance, that could cause the loss of a client or reduction of business from a client. In certain cases, our business may be impacted when a large client either changes its outsourcing strategy by moving more work in-house or replacing its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging geopolitical, economic or competitive environment may also result in the loss of a client’s business in part or in full. If we lose one of our major clients or if one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be adversely affected.

Financial stability of our clients may be affected owing to several factors such as demand and supply challenges, currency fluctuations, regulatory sanctions, geo-political conflicts and other macroeconomic conditions which may adversely impact our ability to recover fees for the services rendered to them.

Our clients face business challenges and pressures due to several factors that could affect their ability to pay their vendors on time and result in a downward revision of their credit ratings and their ability to raise funds. Any such downgrade of their credit rating could adversely affect our credit terms with such clients, leading to adverse impact on our cash flow and results of operations. While we take precautions to evaluate a client’s credit risks before we onboard them, any sudden variation in the financial health of our clients owing to macroeconomic conditions, including volatility in the banking sector, geo-political conflicts or other global challenges may adversely affect our ability to recover the fees for the services rendered to our clients. Any adverse change in India’s debt rating or our credit rating by international or domestic rating agencies could also negatively impact our business and profitability.

Outbreaks of contagious diseases, viruses or pandemics, such as the COVID-19 pandemic, could disrupt our business, financial condition, and results of operations.

Outbreaks of contagious diseases, viruses, or pandemics, such as the COVID-19 pandemic, and related mitigation efforts have disrupted, and may in the future disrupt, our business. The extent of the impact of any future pandemic or outbreak of disease, on our business will depend on factors that are highly uncertain and cannot be predicted, such as the availability of effective vaccines, regulatory actions impacting our business and our clients, and changes to consumer behavior or spending patterns. We may also be adversely affected as a result of the impact that any pandemic or other future outbreak of disease could have on our third- party providers. Any pandemic or a similar public health threat may have an impact on our business and is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We may not be able to provide end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

In recent years, we have been expanding the nature and scope of our client engagements by extending the breadth of solutions and services that we offer, which include, for example, software applications, automation solutions, digital design and analytics services, engineering services, cloud related services, application development and maintenance, consulting, BPM, systems integration and security and infrastructure management. If we fail to anticipate and develop new offerings utilizing emerging technologies, such as Artificial Intelligence (“AI”) based automation, Generative AI, cloud, robotic process automation, IoT, and autonomous vehicles, or enhance existing offerings to keep pace with rapid changes in technology and in the industries on which we focus, our business, financial condition and results of operations may be adversely affected.

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

Larger projects often involve multiple components, engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements for various reasons unrelated to the quality of our services and outside of our control, such as the business or financial condition of our clients or the economy in general or geo-political conflicts in Eastern Europe and the Middle East. These terminations, cancellations or delays may make it difficult to plan for project resource requirements, which may have a negative impact on our profitability. Geo-political conflicts in Eastern Europe and the Middle East have impacted and may in the future impact our ability to service our global clients in certain geographies leading to client dissatisfaction, loss of future business, termination of contracts and litigations.

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

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources or competitors with more competitive service offerings in emerging areas of demand, such as Generative AI, digital design, cloud-based solutions and cybersecurity. In addition, some of our competitors have added offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from consulting, technology services and outsourcing firms with current operations in other countries, such as Eastern Europe, China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partnerships, greater brand recognition and greater ability to hire key technology and management talent than we do. We may be unable to compete successfully against these competitors or may lose clients to these competitors. Additionally, our ability to compete effectively also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs. If we lose clients, fail to attract new clients, or are forced to make pricing concessions as a result of our inability to differentiate our services, commoditization or increased competition, our business, financial condition and results of operations may be adversely affected.

Over the last few years, we have made significant investments in building our capabilities and training our employees in emerging technologies like Artificial Intelligence (AI), generative AI and cloud technologies. Many of our large, existing competitors have also made similar investments. However, recent advancements in such technologies have democratized the availability of such technologies, leading to reduced entry barriers for new competitors to enter and disrupt the market for software services. Any inability on our part to compete with such companies and defend our market share could negatively impact our revenues and financial condition.

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

Additionally, macroeconomic and geo political uncertainties and any economic downturn may cause us to reduce our expenditure on ideating, incubating, developing and marketing new service offerings, which may affect our long-term growth prospects.

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

In addition, due to competitive market conditions and pricing pressures, we are committing to higher productivity improvements in our contracts with our clients. Due to the attention created by the code generation capabilities of AI technologies, clients have demanded higher commitments around productivity improvements. Any failure to realize such anticipated productivity improvements either due to our inability to identify areas to automate, optimize processes, leverage technology, effectively address service delivery risks or manage client requirements may impact our profitability. Any increase in operating expenses not offset by an increase in pricing or any acquisition with a lower profitability could impact our operating margins. Unplanned expenditures incurred to facilitate our hybrid working model, such as increased information security requirements, may adversely affect our profitability.

Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.

In the last few years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities globally. Between March 31, 2020, and March 31, 2024, our total employee count grew from 242,371 to 317,240. We expect our growth to place significant demands on our management team and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls globally. Inadequate financial controls may increase the possibility of fraud and/or negatively impact the accuracy of our financial reporting and shareholder relationships. In addition, continued growth increases the challenges involved in:

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

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. Although a vast majority of our current workforce is based in India, we expect to continue to increase our hiring in other jurisdictions, including the United States, the United Kingdom, continental Europe and Australia. This increase has been driven, in part, by immigration policy changes and their stricter interpretations and/or enforcement in these countries. Such hiring has resulted and could further result in overall increased wage costs and risks thereby impacting operations and profitability. Prolonged conflicts and political and macro-economic uncertainties may increase inflation in key geographies, thereby increasing wage costs.

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

We may need to increase our employee compensation more rapidly than in the past owing to the recent phenomenon of increasing rate of inflation in many of the geographies that we operate in. In addition, we may need to increase our employee compensation to be able to attract and retain employees skilled in newer technology areas or to remain competitive with other employers or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. In certain years, we may issue incentive compensation plans including stock-based compensation plans to our employees and management. Any compensation increases in the future may result in higher operating costs and lower profitability. In certain years, we may not give, or may delay, wage increases due to adverse market conditions while our competitors may still give wage increases. This may result in higher attrition rates and may impact our ability to hire highly skilled technology professionals. If we are unable to retain our employees, our employee compensation costs may be substantially higher as we may need to offer higher salaries to attract new employees. Higher salary offered to new joinees may negatively impact tenured employee satisfaction and sentiments if we fail to raise salary of tenured employees to eradicate disparity. In addition, employee productivity and delivery milestones may be adversely affected as new employees require additional time to scale up leading to higher fulfilment costs including potential penalties from clients.

We are investing substantial cash in creating physical and technological infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of March 31, 2024, we had contractual commitments of $94 million for capital expenditures, including commitments related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with expansion of existing facilities and construction of new facilities. We will continue to invest in the expansions of existing facilities and construction of new facilities to meet our growth requirements which may increase our fixed costs. We are also investing in the development of new facilities, including in Tier 2 cities across India, to enable our hybrid working model, which may also increase our facilities cost. If we are unable to grow our business and revenues proportionately, our profitability will be adversely impacted.

Changing business and operating models with employees continuing to work in hybrid model may reduce the use of our physical infrastructure. Continued incurrence of operational cost to maintain these facilities may adversely affect our profitability.

Currency fluctuations and changes in interest rates may affect the results of our operations and yield on cash balances.

Our functional currency is the Indian rupee and majority of our expenses in U.S. dollar and Indian rupees.

We generate a majority of our revenues in foreign currencies, such as the U.S. dollar, the Euro, the Australian dollar, and the United Kingdom Pound Sterling, through our sales in the United States and elsewhere. We avail products and services from overseas suppliers in various currencies. As a result of the increased volatility in the foreign exchange currency markets, there may be demand from our clients that the impact associated with foreign exchange fluctuations be borne by us. Also, we hold a substantial majority of our cash funds in Indian rupees. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the Euro, the Australian dollar and the United Kingdom Pound Sterling, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in U.S. dollar and Indian rupees. Accordingly, changes in exchange rates could adversely affect our revenues, other income, cost of sales, gross margin and net income, and may have a negative impact on our business, results of operations and financial condition. For example, during fiscal 2024, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, affected our incremental operating margins by approximately 0.43%.

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

The availability of science and technology professionals in certain geographies where we operate or into which we choose to expand in the future may be inadequate to satisfy our demand requirements. This may also adversely impact our efforts to localize our workforce in these geographies. Any travel or immigration related restrictions or increased wage costs may further affect our ability to hire or deploy necessary personnel in order to compete for and provide services to clients in these geographies.

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

Competition for senior management in our industry is intense, and we may not be able to retain senior management personnel or attract and retain new senior management personnel in the future or there could be targeted hiring of Infosys leaders. Furthermore, we do not maintain key man life insurance for any of the senior members of our management team or other key personnel. The loss of any member of our senior management or other key personnel, or if they become unavailable for an extended period of time due to health issues, security threats or any other business issues may adversely affect our business, results of operations and financial condition.

V. Risks related to our contractual obligations

Our failure to complete fixed-price and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we offer an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2024 and 2023, revenues from fixed-price, fixed-timeframe projects accounted for approximately 53% and 52% of our total revenue, respectively. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we enter into transaction-based pricing contracts with certain clients who were not historically offered such terms in order to give them the flexibility to pay as they use our services.

The risk of entering into fixed-price, fixed-timeframe arrangements and transaction-based pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may earn lower profits or incur losses as a result of being unable to execute projects on the timeframe and with the amount of labor we expected. Although, we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects and transaction-based pricing projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, the extent of automation and productivity gains we may be able to achieve, the complexity of executing large and multi-party programs, future wage inflation rates or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer. We expect that we will continue to enter into fixed-price, fixed-timeframe and transaction- based pricing engagements in the future, and such engagements may increase in relation to the revenues generated from engagements on a time-and-materials basis, which would increase the risks to our business.

Our client contracts can typically be terminated without cause, which could negatively impact our revenues and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Many of our client contracts, including those that are on a fixed-price, fixed time frame basis, can be terminated with or without cause, with a notice period as agreed in the contract. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control, which might lead to termination, descoping of a project or the loss of a client, including:

o
financial difficulties for a client including limited access to the credit markets, increased cost of debt service, increased cost of operations, insolvency or bankruptcy, adverse impact due to the macro- economic factors and/or geo-political conflicts;
o
a change in strategic priorities, resulting in a reduced level of technology spending;
o
a demand for price reductions; or an unwillingness to accept higher pricing due to various factors such as higher wage costs, higher cost of doing business;
o
a change in outsourcing strategy by moving more work to the clients’ in-house technology departments or to our competitors;

o
the replacement by our clients of existing software with packaged software supported by licensors;
o
mergers and acquisitions;
o
consolidation of technology spending by a client, whether arising out of mergers and acquisitions, or otherwise; or
o
sudden ramp-downs in projects due to an uncertain economic environment or a pandemic.

Our inability to control the client's decision with respect to termination of client contracts could have an adverse impact on our financial condition and results of operations. While there have been no material project terminations due to economic uncertainty or geopolitical conflicts, a prolonged uncertainty could heighten the risk that certain of our clients may invoke termination clauses to reduce their expenditure which could in turn affect our anticipated growth and profitability.

Our client contracts are often conditional upon our performance, which, if unsatisfactory due to reasons whatsoever, could result in lower revenues than previously anticipated.

A number of our client contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined performance goals or service levels. In addition, certain client situations may require us to agree to higher contractual liability exposure limits. Our failure to meet these goals or a client’s expectations in such performance-based contracts especially due to dependencies on the client not clearly articulated in the contract, may result in us not being able to bill them for expended effort (unbilled) leading not only to a less profitable or an unprofitable engagement but may also result in penalties or fines impacting our overall financial health.

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

Our ability to meet contractual commitments in client contracts may be impacted due to lack of talent availability or geopolitical conflicts leading to client dissatisfaction and loss of revenue.

With most clients now expecting engagements to be AI driven, we have a challenge to address risks in contracts for AI led projects, including risks pertaining to confidentiality, data privacy, ownership of IP, and reuse of models.

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

In addition, we operate in jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption and anti-bribery regulations prescribed under the U.S. Foreign Corrupt Practices Act (the “FCPA”), and the U.K. Bribery Act 2010, which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of government contracts. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, the U.K. Bribery Act 2010 and other similar regulations, it is possible that any of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements in spite of terms requiring strict compliance with these regulations in our contracts with such subcontractors, agents or partners, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting.

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

In 2022, we transitioned into a hybrid model of work for our employees and service providers following an extended period of remote work due to the COVID-19 pandemic and continued with the same. We incurred various costs to enable this hybrid working model, including to make sure our offices are safe and hygienic, to convert certain workplaces to enable collaboration while some employees work from home, opening additional offices in tier 1 cities such as Kolkata and tier 2 cities such as Coimbatore in India, and to procure and deploy hardware assets, technology infrastructure, information security infrastructure and data connectivity charges for remote working. As we hire, train, deploy talent remotely in this hybrid working model, we may experience the following risks:

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

Our reputation could be at risk and we may be liable to our clients or to regulators for damages caused by unauthorized disclosure of confidential information and sensitive data.

We are dependent on our information technology networks and systems to process, transmit, host and securely store electronic information and to communicate among our locations around the world and with our clients, suppliers and partners. We are often required to collect and store sensitive or confidential client data. Security breaches, employee misappropriation, unauthorized access, human or technological error could lead, and in some cases has led, to unauthorized disclosure of sensitive data. Any such events could jeopardize projects that are critical to the operations of our clients’ businesses. The theft and/or unauthorized use or publication of our, or our clients, confidential information or other proprietary business information as a result of such an incident could adversely affect our reputation and competitive position. Any failure in the networks or computer systems used by us or our clients could result in a claim for substantial damages against us and significant reputational harm. Many of our client agreements do not limit our potential liability for breaches of confidentiality.

As a global service provider with clients in a broad range of industries, we often have access to or are required to manage, utilize, collect and store sensitive data subject to various regulatory regimes, including but not limited to U.S. federal and state laws governing the protection of personal financial and health data and the GDPR law. These laws and regulations are increasing in complexity and number and change frequently. Scope and coverage of these regulations are vast and include various stakeholders that do not necessarily restrict applicability to a certain geography in which we operate, which may result in greater compliance risk and cost. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to our data or client data, or otherwise mismanages or misappropriates that data, we could be subject to significant litigation, monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions in addition to significant damage to our reputation. The monetary damages might not be subject to a contractual limit of liability or an exclusion of consequential or indirect damages and could be significant. In addition, our liability insurance, which includes cyber insurance, might not be sufficient in type or amount to cover us against claims related to security breaches, cyber attacks and other related breaches. Many of our contracts involve projects that are critical to the operation of our clients’ businesses and provide benefits which may be difficult to quantify.

Any failure in a client’s system or breaches of security, regardless of our responsibility for such failure or breach, could result in a claim for substantial damages against us and force us to incur significant expense for our defense or could require that we pay large sums in settlement. If unauthorized access to or disclosure of such data in our possession or control occurs or we otherwise fail to comply with applicable laws and regulations in this regard, we could be exposed to civil or criminal enforcement actions and penalties in connection with any violation of applicable data protection laws, as well as lawsuits brought by our clients, our clients’ clients, their clients or others for breaching contractual confidentiality and security provisions or data protection laws. For example, two class action complaints arising out of the McCamish cybersecurity incident, purportedly on behalf of some or all individuals whose personally identifiable information was compromised or exposed to unauthorized third parties as a result of the cybersecurity incident, have been filed against Infosys McCamish Systems, LLC (“McCamish”) and consolidated in the U.S. District Court for the Northern District of Georgia. These putative class actions seek various remedies, including monetary and injunctive relief. Such actions may adversely affect our business, results of operations, reputation, financial position or cash flows.

Laws and expectations relating to data protections continue to evolve in ways that may limit our access, use and disclosure of sensitive data, and may require increased expenditures by us or may dictate that we not offer certain types of services.

Given the hybrid working model, there is relatively higher potential for confidential data being exposed. We endeavor to strengthen and automate controls and educate our employees on how to secure the data and follow the best security practices, but data breaches have occurred and the possibility of future data breaches cannot be completely ruled out. This may lead to an adverse impact on our brand and financial condition and results of operations.

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

We, and our third-party service providers, have in the past and may in the future be targets of cybersecurity attacks. For example, on November 2, 2023, certain systems of McCamish, a subsidiary of Infosys BPM Limited (a wholly owned subsidiary of Infosys Limited), were encrypted by ransomware resulting in the non-availability of certain applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems. For further discussion of this incident, see the section entitled “Item 16K: Cybersecurity”.

Cyber threats evolve rapidly, and there have in the past and could in the future be a scenario where we are unable to adapt our threat detection and prevention measures to detect or prevent new, modified, or evolving threats on an ongoing basis.

We and our third-party service providers have in the past and may in the future suffer cybersecurity breaches and other information security incidents due to a multitude of factors, including one or more of the following:

•
insider threats;
•
hackers and other state or non-state actors with an intent to cause harm to us or our clients (including, for example, our government clients and our clients in sensitive industry segments such as financial services, insurance, energy, utilities or healthcare);
•
human error and inadvertent actions by our employees and contractors;

•
malware, ransomware, viruses, worms, and similar threats, including the potential for infection spreading between environments;
•
increased threat and attack surface due to a hybrid work model and emergence of the metaverse;
•
vulnerability of the security automation system to attacks; and
•
malicious use of AI leading to the industrialization of tailored, high volume, high-impact cyber attacks, leaving organizations overwhelmed and unable to operate effectively.

We believe the risks presented by cybersecurity breaches and other information security incidents will increase as we scale, grow our cloud-based offerings and services and AI-powered enterprise transformation, store and process increasingly large amounts of our clients’ data and host or manage parts of our clients’ businesses, especially in industries involving sensitive data such as the financial services, energy, utilities and healthcare industries. In addition, with increased dependence on cloud vendors, any consequential large-scale failure in their security, coupled with difficulties of porting data from one vendor to another, may jeopardize our and our clients’ business continuity. By virtue of our business presence across continents, any alleged or actual non-compliance with our obligations relating to cybersecurity and information security in any applicable jurisdictions could lead to regulatory investigations, claims, litigation, and significant damages, fines, penalties, and other liability.

Cybersecurity breaches and other data security incidents have in the past and could in the future have an adverse impact on our business, operations, and financial performance, reputation especially in cases where critical systems, or numerous systems, are impacted, resulting in partial to complete disruption of intended business delivery, or due to unauthorized access to, or the loss, corruption, or theft of, intellectual property, personal data, or sensitive information. If we or any of our third-party service providers suffer a cybersecurity breach or other data security incident, or if any such breach or incident is believed to have occurred, we have in the past and could in future face potential claims and litigation, regulatory investigations and inquiries, damages, fines, penalties, and other liability, substantial harm to our reputation, a loss of business, and significant costs to investigate, remediate, and otherwise address the breach or other incident. In addition, we have in the past and expect in the future to incur increased costs in preventing cybersecurity breaches or other information security incidents in the future. Furthermore, as there is increased focus on environmental, social and governance (“ESG”) concerns, our failure to demonstrate strong corporate governance around cybersecurity in the event of a breach could impact our reputation.

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

We may see an increase in the number of data privacy incidents arising from our operations with the scale of our business, and our move to a hybrid working model. Further, more of our work may come under the ambit of privacy regulations as more countries have adopted new regulations or strengthened their existing privacy laws similar to the GDPR.

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

In the recent times, AI-based tools and technologies have proliferated across the digital industry, introducing newer privacy threats, the understanding of which is at early stages both for the industry and regulators. We may not be able to anticipate or adequately manage the privacy threats that may emerge in connection with greater adoption of AI.

We may be the subject of litigation which, if adversely determined, could harm our business and impact reputation, growth, profitability, and results of operations.

In the normal course of business, we are, and may in the future be, subject to legal disputes or claims. An unfavorable outcome on any litigation matter could require that we pay substantial damages, or, in connection with any intellectual property infringement claims, could require that we pay ongoing royalty payments or prevent us from selling certain of our products. In addition, we may decide to settle any litigation, which could cause us to incur significant costs. A settlement or an unfavorable outcome on any litigation matter could adversely affect our business, results of operations, reputation, financial position or cash flows.

Any prolonged economic downturn and geopolitical conflicts and the resulting financial impact to our clients, vendors and other stakeholders along with other situations like cybersecurity threats, data breaches, contractual suspensions, delayed payments and similar other incidents may give rise to more litigation and disputes with our stakeholders resulting in additional cost, or loss of reputation if the same surfaces in the media.

For example, two class action complaints arising out of the McCamish cybersecurity incident, purportedly on behalf of some or all individuals whose personally identifiable information was compromised or exposed to unauthorized third parties as a result of the cybersecurity incident, have been filed against McCamish and consolidated in the U.S. District Court for the Northern District of Georgia. These putative class actions seek various remedies, including monetary and injunctive relief. Such actions may adversely affect our business, results of operations, reputation, financial position or cash flows.

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

Currently, we operate in 265 locations across 56 countries. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. While we believe we have put in place adequate infrastructure and business continuity plans to handle disruption in services due to failure in our communication network, our operations and service delivery may be impacted if such networks are affected by disasters.

As an international company, our offshore and onsite operations may also be impacted by disease, epidemics and local social instability, which could adversely affect our revenues and profitability.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks and other acts of violence or war have the potential to directly impact our clients or us. To the extent that such events affect or involve the United States or Europe (including the current geo-political conflicts in Eastern Europe and the Middle East), our business may be significantly impacted, as a majority- of our revenues are derived from clients located in the United States and Europe. In addition, events of terrorism, military coup or threat of warfare in other parts of the world, (such as Eastern Europe, and the Middle East) could cause geo-political instability, which in turn may impact our clients or impact our ability to execute projects. Such attacks may destabilize the economic and political situation in India and other countries where we have large operations making it more difficult to obtain work visas and plan travel for many of our technology professionals who are required to work in the United States or Europe. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets, results of operations and could cause our clients or potential clients to choose other vendors for the services we provide.

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

Climate change risks are increasingly manifesting in our business as strategic, physical and transitional (market and compliance) risks, which if not managed adequately, can affect our operations, reputation and profitability.

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

Strategic climate change risks: In a market with increased awareness on climate change, aligning business with the evolving trends is an important factor affecting the success of the Company. As a member of the global IT/digital supply chain ecosystem, we are prone to strategic risks if our climate action goals are not aligned to global treaties like the Paris Agreement on climate change.

Physical climate change risks: Extreme weather events due to climate change can lead to epidemics which may lead to business disruptions. We recognize that extreme weather events may cause (1) physical damage to our building infrastructure and other physical assets that cause disruptions in business continuity (2) disruption of the city's functional continuity such as the transport network and utilities in the cities that we operate that can severely hamper business continuity, and (3) a decrease in morale of employees due to extreme weather events.

Extreme weather events also bring-in unique problems depending on the type of calamity. For example, drought can bring increases in food prices, or shortages of certain foods, while events like flooding can cause diseases and epidemics. It can also lead to loss of productivity and increased operational cost. Changes in the availability of natural resources like water, in regions where we operate could directly impact our operations and employee livelihood, which will impact our ability to do business and ensure business continuity. With large operating campuses in major urban cities, operating risks include disruption of power and water supply to our campuses due to extreme weather events, affecting business continuity.

Climate related market risks: In response to increasing awareness on climate change and other related socio- environmental issues, clients increasingly insist on climate action updates, including emission performance disclosures such as Carbon Disclosure Project (“CDP”) score during the evaluation stage. A number of clients and potential clients have enquired about Infosys’ Net Zero commitment, commitment to Science Based Targets, and supply chain emission reduction program, and responses to such enquiries may become an important factor in clients’ overall decision-making process. If performance is not managed in these areas, it may adversely impact our ability to compete and win contracts.

Climate related regulatory risks: The scientific community and global leaders agreed upon the importance of limiting the global temperature increase to well below 2°C to minimize the devastating impacts of climate change while signing the Paris Agreement in 2015. Parties to the Paris Agreement have already provided their Intended

Nationally Determined Contribution, which outlines the actions countries intend to take to reduce their greenhouse gas emissions. This could translate into emission reduction goals and other environmental targets and disclosures mandated or passed on to businesses. In many geographies, regulations requiring detailed disclosures on climate action, performance, risk and opportunities already exist or are being developed. New regulations may result in increased cost of compliance. Further, any gaps due to incorrect reporting of environmental data /metrics, including misinterpretation of evolving global standards may attract penalties, impact reputation and may lead to other consequences.

Risks resulting from potential violations or non-conformance with climate laws and regulations could impact our reputation and profitability through the incurrence of penalties or by limiting our ability to operate in certain geographies and could adversely impact our business performance.

Our reputation, access to capital and longer-term financial stability could be at risk if we are unable to meet our stated goals under our Environmental, Social and Governance (ESG) 2030 vision.

Infosys is among the early signatories to the United Nations Global compact. In 2020, when we became carbon neutral, we published our ESG Vision and Ambitions 2030, articulating our roadmap to responsible/sustainable business. Our annual ESG publications provide a report of our performance on our ESG Ambitions and are mapped to the United Nations Sustainable Development Goals. Our ESG performance and leadership is monitored internally as well as by external agencies including global ESG assessments. If we are unable to meet our goals or if we are not assessed favorably on ESG measures by external agencies, our reputation, access to capital and longer-term financial stability may be adversely impacted including our brand reputation which could impact the share price.

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

Due to challenges associated with the large size of the organization, we may not be able to maintain uniform strategies, standards, policies and procedures across the organization which may lead to gaps or weakness in internal controls

As on March 31, 2024, we operated in 265 locations across 56 countries and had 317,240 employees across more than 90 group companies. Our large size and scale of operations pose significant challenges to maintaining uniform strategies, standards, policies and procedures. While we have institutionalized our processes, standard operating procedures, enterprise risk management framework, internal control frameworks, information security policies, data privacy program, and compliance programs, some of the controls implemented have in the past and may in the future have design or operating gaps or weakness due to the large size of the organization. This may lead to control failures such as fraud, cybersecurity attacks, and privacy breaches which in turn may negatively impact our reputation, financial condition, profitability, and stakeholder relationships.

VII. Risks related to legislation and regulatory compliance

With many countries holding elections this year, there is a great deal of political uncertainty, and we could see an increase in restrictive legislation and regulations in the immigration space, which could adversely affect our ability to service our clients in these geographies.

A number of countries have held national elections this year and a number of countries will hold national elections in the next few months, thereby increasing the political uncertainty for us and our clients operating in these countries. Many of these countries are also facing economic uncertainties, which can lead to a protectionist sentiment with respect to immigration by those governments. A change in administration in key geographies that we operate in could result in more restrictive immigration laws or interpretations. Potential changes could include higher wage requirements, more restrictive application of immigration laws, and more complex processes. This could result in increased costs associated with immigration sponsorship and/or lead to our inability to execute our global delivery model effectively, thereby affecting our results of operations and financial condition.

New and changing regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance efforts and increase our costs of compliance.

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

In connection with this Annual Report on Form 20-F, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2024. We will continue to undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

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

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if such claims are not meritorious, could be expensive and time consuming and may divert our management’s attention and resources from operations. The growing use of AI in our industry introduces novel intellectual property risks for which the law is still evolving, including with respect to the ownership of AI-generated output, the legality of using someone else’s intellectual property as a training dataset to train AI systems, and the memorization of training datasets by the AI system. We will need to adequately manage these risks in our contractual arrangements with our clients and partners.

From time to time, third parties, including companies with greater resources than us, have asserted, and may in the future assert, patent, copyright, trademark and other intellectual property rights against us or against our clients. Our business partners may have similar claims asserted against them. Such third parties, also have in the past and may in the future assert patent or other intellectual property rights to technologies that we utilize in our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all. An unfavorable outcome in connection with any infringement claim against us as a result of litigation, other proceeding or settlement, could have a material and adverse impact on our business, results of operations and financial position.

In addition, litigation initiated by non-practicing entities continues in the software industry. The non-practicing entities are business establishments that hold the patents, and they seek monetary damages by alleging that a product feature infringes a patent. These non-practicing entities are also becoming more aggressive in their monetary demands and requests for court-issued injunctions. We intend to defend such claims. However, as with most litigation, the outcome is difficult to predict. Such lawsuits or claims may increase our cost of doing business and may be extremely disruptive if the plaintiffs succeed in blocking the sales of our products and services.

We cannot be sure that the services and solutions that we offer to our clients do not infringe on the intellectual property rights of third parties. With increased working from home, the risk that some of our employees may reuse intellectual property of different clients may increase notwithstanding the significant safeguards and policies preventing reuse. Any such instances may give rise to third party claims. These claims could harm our reputation, cause us to incur substantial costs or prevent us from offering some services or solutions in the future. Any related proceedings could require us to expend significant resources over an extended period of time. In most of our contracts, we agree to indemnify our clients for expenses and liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities could be greater than the revenues we receive from the client.

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

In addition, we rely on third-party software in providing some of our services and solutions. If we lose our ability to continue using such software for any reason, including because it is found to infringe the rights of others, we will need to obtain substitute software or seek alternative means of obtaining the technology necessary to continue to provide such services and solutions. Our inability to replace such software, or to replace such software in a timely or cost- effective manner, could adversely affect our results of operations.

The software industry is making increased use of open-source software in its development work. We also incorporate open-source technology in our services and in our proprietary products and platforms which may expose us to liability and have a material impact on our product development and sales. The open-source license may require that the software code in those components or the software into which they are integrated be freely accessible under open- source terms and security vulnerabilities in open-source software may adversely expose our product and result in financial claims against us. While we take appropriate measures to comply with open-source terms and assess the known security vulnerabilities, there is a possibility that third-party claims may require us to disclose our own source code to the public, to make the same freely accessible under open-source terms or may result in potential financial impact if there is a claim due to unknown vulnerabilities. Any such requirement to disclose our source code or other confidential information related to our products could adversely affect our competitive position, results of business operations, financial condition and our relationships with clients.

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire, reduce or terminate.

Many of our development centers in India are registered as Special Economic Zones unit (“SEZ unit”) under the Special Economic Zone Act, 2005 (“SEZ Act”).As per the section 10AA of the Income Tax Act, 1961 (the “Income Tax Act”), SEZ unit who began to provide services on or after April 1, 2005, are eligible for an income tax deduction of 100% of profits or gains derived from the export of services for the first five years beginning with the assessment year relevant to the previous year in which the SEZ unit begins to provide services and 50% of such profits or gains for the five years thereafter. Up to 50% of such profits or gains is also available for a further five years, subject to the creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and our utilization of such reserve to acquire new plants and machinery for the purpose of our business as per the provisions of the Income Tax Act.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to tax. These tax incentives resulted in a decrease in our income tax expense of $363 million, $362 million and $395 million for fiscal 2024, 2023, and 2022, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available.

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

The Taxation Laws (Amendment) Act, 2019 has introduced Section115BAA wherein a domestic company can exercise option for a reduced rate of corporate tax of 22% plus surcharge of 10% and cess of 4% without claim of certain deductions mentioned therein including deduction for SEZ units under section 10AA of the Income Tax Act. When our tax holidays expire, reduce or terminate, our tax expense will materially increase, reducing our profitability in case the Company continues with the current corporate tax.

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

The Finance Act, 2023, effective April 1, 2023, has increased the tax withholding rate on payment made to non- residents towards “royalty” and/or “fees for technical services” to 20% from 10% (plus applicable surcharge and cess), subject to furnishing of an Indian Permanent Account Number (“PAN”) or alternative documents in the absence of PAN by such non-residents. However, a lower rate may apply if a Double Taxation Avoidance Agreement read along with Multi-lateral Instrument (“MLI”) exists. Further, based on a Supreme Court ruling, payment to non-residents for purchase of software was held to be not taxable as royalty subject to such payments not being characterized as royalty under the Double Taxation Avoidance Agreement. Such payments will not be liable for withholding of tax subject to furnishing of relevant tax documents by such non-residents. As we procure various software licenses and technical services from non-residents in the course of delivering our products and services to our clients, the cost of withholding tax on such purchase of software and services may be of additional cost to us as the Company may have to gross up for such withholding taxes in case relevant tax documents for availing the benefit under the Double Taxation Avoidance Agreement are not furnished.

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

We operate in various countries and changes in the tax rates or taw laws of any country could have an impact on our taxes. There could be changes in international tax laws and practices as a result of the OECD Pillars of the Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”) (including “global minimum tax” and taxes on digital services) which may impact our tax cost.

We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could adversely affect our profitability.

We are required to adhere to various transfer pricing regulations in India and other countries, as applicable. Additionally, we might be required to comply with the local and municipal tax regime in several jurisdictions wherein we operate, and any failure might have repercussions viz. additional taxes, penalties and enforcement actions from such authorities. In the event that we do not comply with the transfer pricing and tax-related regulations diligently, our profitability might get adversely affected.

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

Under the Indian Companies Act, 2013, a company incorporated in India must offer its holders of equity shares pre- emptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such pre-emptive rights have been waived by three- fourths of the shareholders (based on percentage of shareholding in the company) voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise pre-emptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933 as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their pre-emptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise pre-emptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

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

Under Indian law, a company may acquire its own equity shares without seeking the approval of the court or tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act, 2013.In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the SEBI (Buy-back of Securities) Regulations, 2018 (Buy-back Regulations). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Indian Companies Act, 2013 and the provisions of the Buy-back Regulations. In order for the ADS holders to participate in a company's purchase of its own shares under the open market route through the Indian stock exchanges, the ADS holders need to take certain actions in order to convert the ADS into equity shares and sell the equity shares through the Indian stock exchanges.

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

Upon the acquisition of shares or voting rights in a publicly listed Indian company such that the aggregate share- holding of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert)is 5% or more of the shares of the company, the acquirer is required, within two working days of such acquisition, to disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

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

The Company returned 85% of free cash flow for fiscal 2020 to fiscal 2024 to shareholders in line with the Capital Allocation Policy. Effective from fiscal 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback / special dividends subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes. We declare and pay dividends in Indian rupees. The Finance Act 2020 has replaced the Dividend Distribution Tax with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In light of the above changes under the Income Tax Act, a company paying dividends to shareholders is required to do withholding of tax at the applicable rates prescribed under Income Tax Act read along Tax Treaty with respective countries (together with MLI as applicable) subject to providing various Tax forms including Tax Residency certificate by non-resident shareholders.

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

From April 1, 2025, open market buyback (through stock exchanges) will no longer be permitted. The last three buybacks done by the Company were open market buybacks. Open market has been the preferred mode of buyback since it allows the company to buy shares at market price and hence has higher EPS accretion compared to tender buyback, apart from ease in execution of the same. However, under the new regulation, with open market buyback being phased out, our ability to do buybacks and provide higher EPS accretion for remaining shareholders may be impacted.

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

Our primary geographic markets are North America, Europe, rest of the World, and India, which generated 60.1%, 27.6%, 9.8% and 2.5% of our revenues in fiscal 2024 respectively. We serve clients in the following industries: financial services and insurance; retail; consumer packaged goods and logistics; communication; telecom original equipment manufacturer (“OEM”) and media; energy, utilities, resources and services; manufacturing; hi-tech; life sciences and health care.

Our revenues grew from $12,780 million in fiscal 2020 to $18,562 million in fiscal 2024, representing a compound annualized growth rate of 9.8%. Our net profit grew from $2,338 million to $3,169 million during the same period, representing a compound annualized growth rate of 7.9%.

Between March 31, 2020, and March 31, 2024, our total employees grew from 242,371 to 317,240, representing a compound annualized growth rate of 7.0%.

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

Principal Capital Expenditures and Divestitures

Capital expenditure

In fiscal 2024, 2023 and 2022, we spent $266 million, $319 million and $290 million, respectively, on capital expenditures. All our capital expenditures were financed out of cash generated from operations. As of March 31, 2024, we had contractual commitments of $94 million for capital expenditure. These commitments included $82 million in domestic purchases and $12 million in overseas commitments.

Refer to Note 2.10 “Business Combinations” in Item 18 of this Annual Report on Form 20-F for details of acquisitions done by the company.

B. BUSINESS OVERVIEW

OUR INDUSTRY

Technology continues to transform businesses in every industry around the world in a profound and fundamental way. In fiscal 2024, technologies like generative AI, 5G, Low Code No Code, and quantum computing began shaping the future of industries. From new AI architectures to precision manufacturing, this year we are tackling some of the hardest challenges across industries. Responsible business approaches, including embracing ESG, continue to gain traction. We continued to witness businesses attempting to reimagine their cost structures, increase business resilience and agility, personalize experiences for customers and employees, and launch new and disruptive products and services. Enterprises are leveraging AI to extend the value of existing investments and, in parallel, transform and future-proof their business. The need for professionals who are highly skilled in both traditional and digital technology areas are driving businesses to build strategic technology and IT partnerships to realize their transformation journeys.

We see artificial intelligence fine-tune the necessities of specialized domains and tasks across industries.

Businesses are looking to solve tough business challenges with generative AI in ways that produce measurable outcomes for them, including in supporting and personalizing customer interactions, bringing greater efficiencies to marketing and sales, improving the quality of code, and even enhancing personnel and organizational productivity. They also clearly see that the advent of generative AI, with potential for more pervasive automation, will accelerate the pace of workforce transformation.

The future of the technology industry continues to be shaped by the following trends:

•
Focus on Generative AI
•
Greater leverage of general-purpose AI technology
•
Accelerated demand for IT services with digital going mainstream and growth pockets emerging in areas like cloud, cybersecurity, IoT and immersive technologies.
•
Focus on cost takeouts to deal with the uncertain global environment.
•
Increase in enterprise spending on hybrid, multi-cloud/ AI led transformation.
•
Intense competition for talent as enterprises embrace new ways of working amid scarcity of niche digital skills.
•
Continued focus on Environmental, Social and Governance (ESG) as a strategic theme for all enterprise stakeholders.

Intense competition marks the delivery of traditional services in a rapidly changing marketplace, especially with the emergence of new players in niche technology areas. Infosys’ industry expertise, end to-end service capability and digital solutions, ability to scale, established platforms, superior quality and process execution, distributed agile global delivery model, experienced management team, talented professionals and track record are often cited as clear differentiators.

OUR STRATEGY

Our strategic objective is to build a sustainable and resilient organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees, generating profitable returns for our investors and contributing to the communities that we operate in.

Our clients and prospective clients are faced with transformative business opportunities powered by advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their core offerings, processes and systems rapidly and position themselves as “digitally enabled”. The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

In 2018, we embraced a four-pronged strategy to strengthen our relevance with clients and drive accelerated value creation:

1.
Scale Agile Digital
2.
Energize the Core
3.
Reskill our People
4.
Expand Localization

We believe the investments we have made, and continue to make, in our strategy will enable us to advise and help our clients as they tackle the current market conditions. Further, we have been able to successfully enable most of our employees worldwide to work in a hybrid model – giving us the operational stability and flexibility to deliver on client commitments and ensuring our own business continuity.

Over the last few years, we have executed on this strategy and generated significant outcomes as described further below:

1.
Scale Agile Digital: Our revenue from digital technology related services and solutions has more than doubled in the recent years. We are rated as a “leader” in 60 industry analyst ratings across our digital offerings in fiscal 2024. These outcomes are a result of investments we have made to expand our digital footprint via reskilling of our employees, targeted acquisitions, strong ecosystem partnerships, innovation experience centers across the world, intellectual property development, reconfiguring our workspaces for agile software development and enhancing our brand.

During the fiscal, we executed a definitive agreement to acquire InSemi, a leading semiconductor design and embedded services provider to strengthen Infosys’ Engineering R&D capabilities and demonstrated our commitment to co-create with global clients to help them navigate their digital transformation journey. The acquisition was completed effective May 10, 2024. Through our academia partnerships with Purdue, Trinity, RISD and eCornell, we have trained over 9,000 employees in niche digital skills.

Our Insight and data analytics services and solutions were further strengthened by our Infosys AI solutions, coupled with our AI platform, powered by Infosys Topaz, helps enterprises adopt a comprehensive approach to scaling enterprise-grade AI for their businesses. Our core AI Engineering will focus on identifying, fine tuning and deploying models, API’s and platforms in a responsible manner for building AI products.

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

Our Automation and AI services grew on the back of our alliances with leading Robotic Process Automation ("RPA") solution providers, AI infrastructure players like Nvidia and niche AI players, powered by our best-in-class solutions, IP and frameworks. We have over ‘2000+ Client Conversations’ and ‘200+ Gen AI Engagements’.

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

In fiscal 2024, we won total contract value of over $17.7 billion in large deals, continuing to demonstrate our capabilities and competitiveness in executing complex transformation programs. In addition, investments in our own internal systems, reimagination of our internal processes and automation of software development processes have helped increase our agility, boost productivity and enhance our competitiveness even in the current paradigm of hybrid working.

3.
Reskill our People: Continuous learning and reskilling has always been integral to our operating model. We operate our reskilling program with the twin objectives of increasing fulfillment of demand for digital skills in client projects and for enriching the expertise of our global workforce in next generation technologies and methodologies. We invested in and scaled our digital reskilling program globally. Our programs now also encompass the latest courses on generative AI landscape.

Lex, our inhouse developed, anytime-anywhere-learning platform, offers over 18,000 courses curated for easy consumption on mobile devices with advanced telemetry, gamification, and certification features. Over 304,000 of our unique active employees use Lex.

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
•
Strengthening our employee value proposition for the newer contexts of work and workplace.
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
Quality engineering services
•
Product engineering and management
•
Infrastructure management services
•
Traditional enterprise application implementation
•
Support and integration services
•
Business Process Management

Our Products & Platforms include:

•
Infosys Finacle®
•
Edge Platforms
•
Infosys McCamish
•
Panaya®
•
Stater Mortgage Services
•
Wingspan®
•
Infosys Meridian
•
Infosys Helix
•
Infosys Equinox
•
Infosys Cyber Next
•
Infosys Live Enterprise Application Suite
•
Infosys Cortex

OUR SOLUTIONS AND CAPABILITIES

We provide our clients with a full range of business and technology solutions and capabilities, comprising:

(1)
Consulting

Infosys Global Consulting services help global corporations to develop solutions tailored to address their complex business challenges and create value through sustainable innovation. Our approach, with an eye on execution, combines creative thinking, industry expertise and global reach to enable companies achieve market-leading performance. We use design thinking to drive innovation for our clients while renewing their IT landscapes non- disruptively. We go beyond being traditional advisors and develop innovative strategies and solutions for clients by combining new disruptive technologies including AI and automation, open-source software and start-up ideas.

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

Insights and Analytics: We help clients utilize data, insights and real-time predictive analysis for better decision- making and optimizing processes. We provide a holistic service package from strategy to implementation, as well as advice on running master data management programs internally or externally.

Change Management and Learning: We help clients define and implement change agendas to streamline business objectives and enable new operational structures. We leverage latest technologies and social trends to help them enhance and retain knowledge, reduce learning costs, and comply with regulatory requirements.

Infosys Knowledge Institute(“IKI”)

IKI harnesses the intellectual capital of Infosys’ subject matter experts to produce unique and fresh content and insights on the business impact that technology can drive for prospects and clients. IKI also develops its proprietary data and insights through multiple large-scale surveys and quantitative analysis. These are published through its flagship Radar maturity assessments, the annual Tech Navigator report on future trends and the ongoing Tech Compass tech trends series. IKI has collaborated with 600 clients and created over 1,200 assets since inception.

(2)
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

Oracle

The Infosys Oracle Practice provides end-to-end Oracle offerings with an extensive array of services that harness the power of Oracle’s cutting-edge cloud technologies to advance business objectives. The practice provides strategic advisory services, business transformation with ERP and industry solutions, Infrastructure modernization, holistic human capital management, enhanced customer experiences, and methodical cloud adoption frameworks. Our dedication to perpetual enhancement and intelligent automation is showcased through our forward-thinking maintenance services. With recognized expertise in Oracle Cloud Applications and technology services, Infosys is leading the way in digital innovation and operational excellence.

Enterprise Application Integration (“EAIS”)

The EAIS Practice helps clients navigate their next in digital transformation and accelerate business future readiness through AI first, cloud first and digital first vision in service offerings focused on, delivering Hyper-Agile, cloud-scale connectivity and cloud native development using the power of Application Programming Interfaces (APIs), Domain and Experience Led Process Solutions to streamline operations, faster app development using Low Code/No Code and maximize resiliencies across Digital Supply chains.

EAIS aligns with Infosys AI First vision and enable clients drive growth, innovation, and efficiency using our offerings of Cloud First Integration, Cloud Native Development, Digital Process Automation, Low Code/ No Code and Digital Supply Chain

•
Cloud First Integration - A dedicated practice focusing on creating digital backbone for API value network and offers standardized and centralized integrated solutions to optimize Digital Adoption, Legacy Simplification and tech displacement via Digital & Cloud Integration & API management, Open APIs, connected marketplace, events Streaming capability, IPaaS with focus on AI, Cloud, Data platforms.
•
Cloud Native Development Practice, a dedicated competency that focuses on Cloud Native App Development for Design, building and running applications as Micro-services on cloud & containerized platforms enabling Digital Transformation on Cloud.
•
Digital Process Automation – Enables Global enterprises overcome business challenges through process orchestration, business process simplification, enables Connected and Autonomous Enterprises through Process Automation, Workflow and rules management using Pega, Robotics process Automation using UIpath, Blue prism, Automation Anywhere, Power Automate, Process Agility, Simplification & Optimization leveraging Celonis, ARIS etc. and delivers Agile Fluid Process and AI Driven Experience Personalization for improving productivity and reducing costs, and time-to-market.
•
Low Code/No Code App Development– A practice that focuses on competency to create Modern Intelligent Digital Apps harnessing power of democratization and faster app development using Low Code technologies (LCNC) including Appian, Camunda, Unqork etc. for fostering innovation and agility.
•
Digital Supply Chain – A practice which focuses on offerings for creating Cognitive, Resilient, Autonomous Supply Chains and delivering End-end Digital supply chain solutions for managing Planning, Procurement, Spend, Inventories and Asset across value chain. Includes key areas of focus on Order Management Systems (“OMS”), Warehouse Management Systems (“WMS”), Planning, Procurement and EAM solutions.

Microsoft Business Applications Services Practice

Infosys Microsoft Practice provides industry focused and AI-led, end to end solutions and services, driving enhanced value for clients by leveraging the offerings that cut across advisory, consulting, blueprinting, remediations, implementations, rollouts, application maintenance and support. The practice has developed industry leading solutions, horizontal offerings and accelerators to help clients' run their transformation initiatives on key pivots of predictability, innovations, business resilience and measurable outcomes.

Microsoft Practice vision is to help amplify the value outcomes for clients through our promise of delivering “Total Human Experience” supported by a unique “Platform of Possibilities” digital realization framework - that helps improve customer experience, employee experience, & operational experience, improve adoption and bring significant business value to clients.

Microsoft Practice harnesses the combined capabilities of Microsoft Copilots (GenAI), Microsoft Business Apps (D365 Suite), Modern Work (M365 Suite), Microsoft Power Platform and Dataverse, along with strong foundation of Azure based services to help our clients transform to AI-first, experience-focused, agile-first and a digital-driven enterprises.

Enterprise Cloud Application Solutions (“ECAS”)

The ECAS Practice has been a Salesforce partner for more than a decade and provides end-to-end consulting, implementation, integration, and support services on customer experience platforms that include Sales Cloud, Service Cloud, Marketing Cloud, App Cloud, Community Cloud, Heroku, Internet of Things (IoT), Wave Analytics, and many App Exchange technologies. As Platinum partners of Salesforce, we have liaised with Salesforce and invested heavily in creating Centers of Excellence. We have formed valuable collaborations with other Salesforce ISV partners and have capabilities in Apttus, CloudSense, CloudCraze, ServiceMax, and Financialforce. We have vertical competencies on Health Cloud and Financial Services Cloud and have developed native Salesforce solutions for life sciences, consumer packaged goods (“CPG”), retail, manufacturing, and high-tech micro-verticals.

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

Digital Design and Experience Capabilities

Our Digital Experience offering span the entire breadth of services, from Consulting & Advisory to Digital Transformation, Implementation & Integration, Management & Operations, and Business Services. Following is a summary of our key offerings:

•
Human Experience services: This offering focuses on the human interactions our clients want to influence, and then we reimagine the data, platforms, brand, and experience to transform their interactions.
•
Studio-as-a-Service: Our digital studios are aimed at helping global clients navigate their next digital opportunity and accelerate business outcomes. These studios provide agile workspaces and digital skills to enable the creation of experiences using design thinking, agile sprints, rapid prototyping, and seamless collaboration with our globally connected studios.
•
Digital Marketing services: We help our clients build deeper customer relationships by delivering personalized experiences leveraging data-driven insights. We help them enhance their brand recall, elevate their brand experience, create always-on marketing, and optimize their marketing spend.
•
Marketing Operations: Our E2E Marketing Operations includes Content Management services (website management, content strategy, planning & operations, DAM management); Campaign Management (orchestrating multichannel campaigns - email, search, display, mobile, social media and mobile app, SEO/SEM); Ad Operations & Trafficking (social media management, promotion management), Creative services (design multimedia assets from banners, webpages, emails to newsletters, and 2D/3D videos); E-commerce operations (managing Campaigns on marketplaces, catalogue management and loyalty management).
•
Digital Commerce services: We deliver smart and nimble commerce solutions to enable engaging ways for consumers to discover and search cool ways to select and buy. Our offerings include enriching customer experience, building omni-channel commerce, deploying cloud enabled commerce, and augmenting traditional commerce and Self-service capabilities through conversational commerce.
•
Digital Interactions services: We bridge the physical-digital divide by creating engaging cross-channel experiences to meet consumer demand for immersive experiences that is driven by hyper-personalization. We create compelling customer experiences, build digital enterprises, and help disrupt businesses with digital platforms.

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

With the rapid embrace of digitization by our clients, Infosys has taken the lead to move away from the traditional waterfall development approach to an Agile and Scrum based approach supported by a robust DevOps framework. Infosys’ Global Agile and Virtual Scrum (distributed Agile project execution platform) solutions embody the best practices developed from more than 1,000 projects. These best practices enable clients to leverage the benefits of globally distributed teams while retaining all the advantages of co-located Agile teams. Additionally, the service virtualization and continuous delivery frameworks, as part of the InfosysDevOps Ecosystem, ensure that, not just the development but also the delivery of IT solutions, embrace agility, which is the ultimate goal of our clients.

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

To enhance our Domain Consulting capabilities in the health sector; we acquired BASE in fiscal 2023. The acquisition reaffirmed our commitment to help global life sciences companies realize business value from cloud-first digital platforms and data to speed-up clinical trials and scale drug development, positively impacting lives and achieving better health outcomes. Backed by a team of data science specialists, BASE is at the frontier of the latest technological developments and trends in life sciences. The company has a strong focus on data and AI and the ability to bridge and integrate business logic and technology, driving insights for better health outcomes.

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

Infosys Quality Engineering Services

Infosys Quality Engineering offers a set of services, solutions, and platforms that are domain specific to help enterprises enhance quality and reliability of their digital and AI led transformation while achieving faster test cycles. We help our clients adapt to changing quality requirements by future-proofing their Quality Engineering practices. We leverage domain expertise using over 1 million ready-to-use test scenarios to curate 50+ pre-trained AI models for industry-specific use cases and we leverage digital operating model to unlock efficiencies across verticals driving Return on Investment (ROI) in the digital transformation program. We utilize traditional AI and gen AI tools, solutions, and platforms, enabling efficiency gains and allowing the customers to focus on business transformation programs.

We are structured around industry verticals to deepen domain knowledge. We have Testing Centre of Excellences (COEs) for Automation, AI/RPA, Cloud, Packages (SAP, Oracle, MS Dynamics, SFDC and Pega), Connected devices, API/microservices, SRE and Test data management to develop best practices and deeper expertise. Regional/ local needs are met through QE practitioners/consultants who have background in domain, test architecture and consulting capabilities. We have a 3-horizon approach for services we focus on. H1 - 'Here and Now' QE services that are mainstream, H2 - 'Services that have gained significant traction and maturity in recent years' and H3 - 'Services that are still in maturing and early stages of growth' state. We constantly scan the market and customers to find new investment areas to identify emerging trends and what we can solve from quality engineering perspective.

The strategic engagement with partners helps us differentiate through joint go to market (GTM) solutions, events, and enablement. We have 4 types of strategic partnerships. Quality Engineering Partnership 1(QEP1) - QE productivity improvement partners like Tricentis, UI Path, Microfocus, Worksoft, Katalon, Headspin, LambdaTest, Broadcom, Perforce and others who help drive automation of different QE life cycle activities, QEP2 – Domain/Functionality package providers like SAP, SFDC, Veeva, Adobe, Pega, Finastra that allows us to deepen expertise in customer’s business. QEP3 – Cloud Service providers/Hyperscalers like AWS, Azure, GCP as majority of digital stack is moving to become cloud native, QEP4 - AI solution providers and start-ups for next gen offerings like OpenAI, Nvidia, Microsoft, Google, Amazon, Launchable. AI and others to become AI First in our offerings. We leverage partnerships for driving greater value to the customer through higher efficiencies leveraging partner technology and resolving customer issues for speedier resolution on partner technology.

Data and Analytics

Our Data Analytics and AI (“DNA”) has been investing in data-analytics and AI solutions over the past decade and that has driven our services to help customers unlock AI-Powered Business Transformation and deliver exponential business value. With Infosys Topaz, we aim to help enterprises accelerate growth, unlock efficiencies at scale and build connected ecosystems.

We work with the customers to get their enterprises data ready for AI to lay a robust data foundation and platform that drives business transformation. We continue to build on our strengths throughout the data lifecycle with more AI/Gen AI powered engineering - right from defining their DNA strategy, defining, and implementing their enterprise information architecture, data acquisition from disparate data sources, to converting it into insights delivered through multiple channels for informed decision-making, including self-service options.

We offer a comprehensive approach by combining customer’s data journey with cutting-edge AI strategies to drive AI-first business transformation. This helps enterprises to reimagine their businesses processes. We also create AI and analytics models to analyze and solve business problems through data science expertise, mathematical modeling, which finally leads to the application of robotics, machine learning and business process automation. It relies on continuously accumulated knowledge and data, along with model monitoring and ops, to improve the efficiency of their business process.

We help customers achieve all these using systems that can work with the huge volumes and other expanses of data to enable AI-led real time insights through harnessing and managing “ALL data” with high-speed curation and cataloging of knowledge. AI brain and Smart Data Fabric provide such capabilities with accelerated time-to-market, and significantly improve the business value for driving business transformation and helping clients reimagine business models, products, and services.

The practice’s service offerings include:

•
AI strategy and Value office: helps enterprises harmonize a business-first AI strategy, establish executive governance and processes along with an outcome-focused value office, driving measurable success. It also provides guidance on technology, architecture choices and assists our clients build their data, analytics, and business intelligence competency centers. The offering features functional blueprints and effectively manages change through evolution.
•
Getting Enterprises Data Ready for AI: powered by platforms and accelerators to help enterprises manage all their data by efficiently cataloging and fingerprinting which is essential for optimal AI performance. It also helps to apply governance guardrails throughout the data/AI lifecycle and democratize knowledge.
•
AI-Powered Business Transformation: an offering that empowers enterprises to reimagine business processes with AI-augmented capabilities, driving sustainable competitive advantage through measurable business outcomes.
•
Building AI Economy: an offering that helps enterprises build new AI driven products and services which are served through a network of partners. This enables enterprises to build sustainable competitive advantage.
•
Data Monetization: to discover and realize new intelligence-led opportunities, unique to the business, to amplify outcomes and innovate unexplored directions.
•
Data Modernization and Transformation: define and implement end-to-end enterprise information architecture on cloud/hybrid and enable clients to drive business transformation and democratize consumption through native cloud platforms and surrounding ecosystems.
•
Data and AI Governance: provide the frameworks and expertise needed to ensure trust, data security, privacy compliance, and ethical AI development that paves the way for responsible innovation.
•
Data Operations to codify the complexity of a boundaryless data landscape into agile, easy-to-manage operations driven by extreme automation.
•
Data Integration and Extract, Transform and Load (“ETL”): provide end-to-end services for building enterprise data warehouses, data marts, and data stores. This includes building best-in-class zero data engineering, data models or adopting industry-specific models and building the entire data provisioning layer using ETL tools.

•
Master Data Management (“MDM”), Data Quality and Governance: define and implement MDM capability using tools and custom technologies, and industry-specific data quality and governance services.
•
Business Intelligence and Reporting: Our information delivery services include reporting, dashboards, and analytics. enable end-users with self-service Business Intelligence and enable its consumption across multiple digital platforms.
•
Enterprise Performance Management: conceptualize and deliver enterprise performance management solutions that help corporations assess and analyze their performance around key KPIs, profitability analysis and the like, as well as applications that deliver capabilities based on financial consolidation and planning.

Engineering Services Capabilities

At Infosys Engineering Services, for over three decades, we have helped discover and deliver viable solutions that drive innovation across the entire spectrum of the engineering value chain – from concept and design to build, manufacture, operation, and sustenance. Our goal is to help organizations deliver superior products and experiences while ensuring cost-effectiveness, improved efficiencies, and environmentally sustainable practices. All this while complying with industry standards and compliance needs for the industries that we operate in.

We accomplish this by our end-to-end spectrum of engineering offerings:

•
Cutting-edge Digital Product Engineering: Applying latest technologies for integrated product development through our core competence in mechanical, silicon & embedded, electronics, electrical and software systems. These span areas from lightweight composite aero-structures to high performance turbomachinery equipment to human-factor engineered medical devices.

•
Connecting the Physical and Digital Worlds: By enabling IoT-enabled connected systems, machines, processes, and smart spaces, we bridge the gap between the physical and digital realms, making everything smarter and more efficient. From helping build smart factories for premier aerospace MRO firms to award-winning connected & autonomous vehicle solutions with collision avoidance technology.

•
Advanced Networks & Connectivity: We transform traditional network models into advanced, secure, and reliable network infrastructure, enhancing connectivity with services including software-defined, 5G, & edge networks. We help develop and deploy AI-powered media and entertainment platforms. We are also transforming our clients’ workplace collaboration with our innovative unified communications services and contact center transformation on cloud.

•
Incubating Emerging Technology Innovation: We are developing capabilities in emerging offerings like NextGen Mobility, Private 5G Networks, AI-First Engineering. We have a vibrant partner ecosystem with leading technology players, industry bodies and academia to fuel this. Specialized acquisitions like Kaleidoscope Innovation, a full-spectrum product design, development and insights firm innovating across medical, consumer and industrial markets, bolsters our capability to innovate and make meaningful impact through a combination of cutting-edge technologies.

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

Infosys has also made investments to create comprehensive platforms and solutions aimed at addressing hybrid IT management and the industrialization of services. The platforms include:

•
Infosys Polycloud Platform: Today, most of the enterprises are in a pre-cloud era and have started to adopt cloud native, apps and platform-centric approaches. The Infosys Polycloud Platform, which enables enterprises to build vendor-agnostic solutions across cloud providers without worrying about getting locked in, while providing the flexibility to port from one provider to another. The Infosys Polycloud platform comprises the Smart Catalog, Telemetry Hub and an overall governance and security framework providing a seamless experience for multiple personas.
•
Infosys Automation Suite: Along with our IT operations analytics solution, this suite reduces manual effort significantly through process standardization, predictive analytics and workflow automation.

Our acquisition of GuideVision, one of the largest ServiceNow Elite Partners in Europe, is an award-winning enterprise service management consultancy specializing in offering strategic advisory, consulting, implementations, training, and support on the ServiceNow platform. Through this acquisition, Infosys has further enhanced its digital capabilities, strengthened Infosys Cobalt® portfolio of cloud services and has reaffirmed commitment to the growing ServiceNow ecosystem. GuideVision brings to Infosys, end-to-end offerings, including SnowMirror - a proprietary smart data replication tool for ServiceNow.

Infosys Cobalt®

Infosys Cobalt® is a set of services, solutions, and platforms that acts as a force multiplier for cloud-powered enterprise transformation. Infosys Cobalt® helps businesses redesign the enterprise, from the core, and also build new cloud-first capabilities to create seamless experiences in public, private and hybrid cloud, across PaaS, SaaS, and IaaS landscapes. With Infosys Cobalt®’s community leverage, enterprises can rapidly launch solutions and create business models to meet changing market needs while complying with the most stringent global, regional and industry regulatory and security standards.

•
Expand innovation with the cloud community and cloud assets - Enterprises can leverage the full potential of the cloud ecosystem and Infosys Cobalt®’s thriving community of business and technology innovators to drive increased business value. Working grassroots up and extending seamlessly to partner with clients, the cloud community provides access to a catalog of assets to help businesses leverage the potential of the cloud ecosystem. The Infosys Cobalt® cloud community, over time, has expanded to include start-ups, partners, academia, gig workers and citizen cloud developers.

•
Drive business outcomes with industry cloud solution blueprints and Infosys Cobalt® Labs - With Infosys Cobalt®, enterprises can have ready access to a growing portfolio of cloud-first solution blueprints. Infosys Enterprise Service Management Café, for example, is an AI-powered solution built over the ServiceNow cloud platform, that delivers ready-to-launch applications. With Infosys Cobalt® Labs, at Infosys global digital centers, businesses can also co-create new solutions and accelerate speed to market. More broadly, Infosys Cobalt® Labs works with the Infosys partner ecosystem to pre-configure partnerships to prototype industry solutions as well.

•
Secure the globally dispersed enterprise – With Infosys Cobalt®, regulatory and security compliance, along with technical and financial governance comes baked into every solution delivered. Enterprises count on Infosys Cobalt® to securely access cloud capabilities and innovations from various partners with the assurance of the Infosys single-point accountability for secure outcomes.

Infosys AI and Automation Capabilities

Infosys AI offerings powered by Infosys Topaz® helps enterprises adopt a comprehensive approach and roadmap to discover and scale AI across the enterprise in a responsible way. With Infosys AI, businesses can re-imagine the work, workplace and workforce to drive business agility, enhanced customer experience and gain competitive edge in the market.

Infosys is taking the AI-first approach to its own transformation. We are bringing the power of AI to accelerate our own enterprise transformation, even as we build incremental value from micro-changes, to improve client service, reimagine business processes, and boost productivity. We are building specialized AI assistants for different roles across the enterprise for our customers as well as Infosys, to transform the work, workforce and workplace using Gen AI. For example, a code assistant enhances productivity in tasks like coding, testing, and documentation, knowledge assistant helps retrieve the best knowledge assets quickly for a consultant, a personalized learning assistant supports continuous learning as per unique needs of users, while a sales assistant consolidates collective knowledge for client-facing teams. We have generated 3 million lines of code using Generative AI.

We have reimagined all our core service offerings and created 25 playbooks leveraging the power of AI and delivering value to our clients. We have created 23 AI Industry blueprints to solve industry specific challenges using AI. We have a dedicated Topaz® Center of Excellence to work on the emerging AI trends in collaboration with our partners including hyperscalars, start-ups, Industry bodies, academia and more. We have also trained 2,50,000 people to leverage Gen AI in their roles. Additionally, we are one of the first organizations globally to be certified in ISO 42001:2023 for AI management systems for risk management and governance of enterprise AI.

Infosys Topaz® – is our AI-first set of services, solutions, and platforms that includes: A platform-based, poly-AI approach to improve adaptability and flexibility, Industry Blueprints, Playbooks, Specialized models for domain adaptation (Narrow Transformer), Infosys Topaz® Responsible AI AI3S framework and an Ecosystem of partners: Infosys Topaz® brings an extensive eco, system of 100+ partners across the AI value chain.

Infosys AI offerings are serving businesses, across industries, in building resilience into their operating model and uncovering smart innovations that deliver renewed and intuitive customer experiences for the next normal.

Infosys Center for Emerging Technology Solutions (iCETS)

iCETS is the emerging technology solution incubation partner for Infosys’ clients and units. It provides next-generation platforms and innovation-as-a-service to help future-proof enterprise businesses, exclusively leveraging 'New Emerging and eXploratory Technologies’ (NEXT). There are four distinct dimensions across which iCETS delivers Innovation.

•
First is ‘InspireNext’, a set of capabilities and offerings designed to help discover new possibilities of doing business. The Listening Post as a Service (LPaaS) acts as signal catcher of new business and technology trends. We have helped over 50 clients to detect early signals of evolving phenomena from across Innovation centers across the world. such as finding the best ideas to address and take advantage of generative AI for a food and beverages client. The insights gathered from our LPaaS program and clients help us setup new and define agenda for Center of Excellences (CoE’s) such as AI and generative AI, Quantum Computing, Cybersecurity, and Mixed Reality, etc. These CoE’s experiment and develop new art of possible demonstrable solutions for our clients, e.g. AI benchmarking platform, logistics optimization using Quantum technologies, etc. These capabilities and IP help opening new frontiers of efficiency for Infosys services and new business applications for our clients.

•
ServiceNext is about using these new capabilities and IP to help Infosys differentiate our service offerings or create new service offerings for our clients, such as LEAP, for AI led maintenance projects, CyberNext for cybersecurity management for our clients, iQE for quality engineering services, and IDW for data readiness for AI. Each of these platforms give Infosys an edge in market by providing efficient services and helping clients in reducing cost and risk of bringing in new technology solutions. We have over 1000 + client deployments of our IP across our client portfolio. While significant IPs provide for scaled innovation across our clients, we are constantly working to enhance our service offerings and also bring in incremental new business solutions to our clients. This is achieved with our Be The Navigator (BTN) program of grass roots led innovations for our clients. BTN provides for a structured and scaled program for our clients to leverage our innovation expertise and infrastructure to make improvements each day, one step at a time. We develop thousands of ideas which are validated by our clients and implemented each quarter, making sure each of our talents act as innovation partners for our clients.

•
ConnectNext is about bringing in innovations from an external ecosystem of Hyperscalers, startups and universities. The Infosys Innovation Network today has over 300 startups across technologies and close collaboration with all Hyperscalers and product players helping us differentiate our services and platforms, including in AI, data readiness, immersive experiences, space, and semiconductors. With these startup lead solutions, we have impacted over 700 clients in terms of helping our clients discover the best innovation from around the world. IIN, helps clients to experiment and derisk their adoption of innovation from startups as they work closely with Infosys in evaluation and implementation across their business.

•
IncubateNext provides our clients with rapid and agile innovation capabilities. Infosys internal experts, IP and external partnerships like startups being significant scope of experimentation, scaling of ideas and increased velocity of Innovation. Infosys Living Labs has helped over 100 clients across all of our markets in adopting new technologies like AI, generative AI, mixed reality, customer experience, etc. Living Labs has provided critical confidence for our clients to make select investments in emerging technology where there is greatest impact for business. Most of our innovations are also made available for wider learnings via our Innovation hubs. With over 130 different technology experiences, we enable our clients from different industries to understand the potential and apply these inventions for their business opportunities.

Business Process Management Capabilities

Infosys BPM provides end-to-end Business Process Management (BPM) services. Our consultative approach leverages Generative Business Services prioritizing AI solutions, amplifying business value for our clients, with focus on AI with key digital technologies like analytics, automation, and machine learning. The comprehensive approach empowers organizations to relentlessly innovate, accelerate growth, build connected ecosystems, and ultimately deliver large-scale business impact. We also continue to leverage AI's benefits for our human-ware through skill enhancement, and reskilling, complex problem-solving, judgmental decision making, and domain expertise.

Infosys BPM offers business process management services in horizontals such as Finance & Accounting (F&A), Sourcing & Procurement (S&P), Sales & Fulfilment (S&F), Customer Service (CS), Human Resource Outsourcing (HRO), Legal Process Management (LPM), Digital Interactive Services (DIS), Digital Transformation Services (DTS), Analytics (AT), Robotic Process Automation (RPA), Business Transformation Services, Annotation Services, Learning Services, Master Data Management, Geospatial Data Services, and Business Process as a Service (BPaaS).

Our platform-based digital capabilities include industry leading policy administration and Insurance platforms McCamish NGIN; vertical utilities platform in mortgage – Stater, and our JV with Hitachi, Panasonic and Pasona in Japan for sourcing and procurement, and enterprise capabilities platforms such as APOC (Account Payables on Cloud)

(3)
Products & Platforms

EdgeVerve

EdgeVerve Systems Limited, a wholly owned subsidiary of Infosys, develops innovative software products and offers them on premise and on the cloud. EdgeVerve products help businesses develop deeper connections with stakeholders, power continuous innovation and accelerate growth in the digital world. It powers our clients’ growth in rapidly evolving areas like banking, distributive trade, credit servicing, customer service and enterprise buying. Today EdgeVerve products and platforms are used by global corporations across industries such as financial services, insurance, retail and CPG, life sciences, manufacturing, and telecom. Our solutions are available in two broad categories – Edge Suite and Finacle®.

Infosys Edge

Edge suite includes – PolarisEdge®, AssistEdge®, ExtractEdge®, and TradeEdge®. The solutions focus on realizing business outcomes for clients by driving revenue growth, cost effectiveness and profitability. PolarisEdge®, part of Infosys Topaz, is an AI-powered platform shattering digital silos, to deliver on the promise of Connected Enterprise and bridges silos in people, processes, data, and technology for enterprises, amplifying the value of their existing digital core investments. AssistEdge® is an award winning, proven and scalable platform that helps enterprises in service modernization through automation. It handles all aspects of automation – from end-to-end to assisted, and helps enterprises reduce operational costs and increase reliability of processes. ExtractEdge® is a Generative AI powered platform that processes structured, unstructured and semi-structured data, from all kinds of documents, converting it into usable information. TradeEdge® helps global companies, reach millions of new consumers and increase revenues while reducing non-productive inventory. It helps to connect all supply chain stakeholders in a peer-to-peer network that can swiftly respond to demand signals and minimize lost sales.

Finacle®

Finacle® is an industry-leading universal banking solution suite. Finacle solutions address the core banking, lending, digital engagement, payments, cash management, wealth management, treasury, analytics, AI and blockchain requirements of financial institutions. Finacle solutions support various modern and traditional customer engagement channels, enterprise capabilities, line of business components, and business segments, such as Retail, Wealth, Islamic, Business, and Corporate banking. Finacle’s componentized structure allows banks to deploy and upgrade solutions flexibly as per their business priorities.

McCamish

Infosys McCamish offers platform-based insurance process management solutions and services insurance companies across a broad array of insurance products, distribution models and platform deployment options. Core offerings include products and services in Individual Life Insurance and Annuities, Employer sponsored Benefits and Retirements and Producer Management. In addition to providing the VPAS® Platform in License, and SaaS engagements, Infosys McCamish also provides end to end BPM Policy administration services on the VPAS® Platform which provides BPM and SaaS-BPM hybrid engagement options. The VPAS® platform is a comprehensive software suite that provides rich functional depth for servicing all types of insurance and annuity products across the industry value chain on a single platform. The fully digital platform includes both Customer (policyholder) and Agent portals and API integration with smart devices and IoT components such as smart video and chat bots. The digital platform minimizes human touch points and provides robotic process automations with Straight Through Processing built directly into the platform. Depending on the type of engagement, Infosys McCamish can leverage one or more of its engineering accelerators such as the time-tested McCAP (Conversion Accelerator Platform).

Panaya®

Panaya is a leader in SaaS-based AI powered Change Intelligence and Testing for ERP, CRM, and Enterprise Cloud Applications that reduces the time, cost and risk required to deliver changes to ERP applications like SAP®,

Oracle® EBS and Salesforce.com. Powered by big data analytics, Panaya Change Intelligence Suite delivers real time insights that help organizations see the potential change reaction of every upgrade, update or added feature and determine dependencies, accelerated testing and ensure business continuity. It continues to drive innovation by enabling the continuous delivery of business-driven changes to systems of differentiation. Panaya is trusted by 3000+ brands across various markets including Utilities, Oil & Gas, Automotive, Manufacturing, Pharmaceuticals, Infrastructure and Services.

Infosys Equinox

Infosys Equinox is a human-centric digital commerce and marketing platform that provides rich, hyper-personalized experiences across any channel and touchpoint to customers. Built on the future-ready MACH-X architecture, the platform delivers the right balance between agility and adaptability for enterprises. Backed by the technology and industry capabilities and 25+partner ecosystem of Infosys, this is a differentiated digital commerce platform that helps clients in delivering engaging and seamless experiences across screens, apps, social platforms and messengers, voice, wearables, chatbots, augmented reality/virtual reality (AR/VR), and internet of things (IoT).

Infosys Helix

Data emerging as the new disruptor has empowered consumers to micro-manage their health, enabling on-demand, hyper-convenient care. Infosys Helix is a Platform-Powered, AI-First, People-Centric suite that allows healthcare data to be analyzed, customized and democratized for different users in the ecosystem such as payers, providers, members and governments. The suite offers three platforms - Provider Lifecycle Management Platform, Payer On Cloud Platform and Payer B2B Platform.

Infosys Stater

Infosys Stater operates in the Mortgage and Consumer loan value-chain with extensive capabilities in Digital Origination, Servicing, and Collections. Infosys continues to drive clients’ Mortgage and Consumer Loan digital transformation strategy with accelerators such as dynamic workflow, API layers, RPA, and Analytics.

OUR CLIENTS

We market our services to enterprises throughout the globe. We have a strong market presence in North America, Europe and Asia Pacific.

Our revenues for the last three fiscal years by geography are as follows:

Geography	Fiscal
	2024	2023	2022
North America	60.1%	61.8%	61.7%
Europe	27.6%	25.7%	24.8%
Rest of the World	9.8%	9.9%	10.6%
India	2.5%	2.6%	2.9%
Total	100.0%	100.0%	100.0%

Our revenues for the last three fiscal years by business segment were as follows:

Business Segments	Fiscal
	2024	2023	2022
Financial services	27.4%	29.8%	32.0%
Retail	14.7%	14.5%	14.6%
Communications	11.7%	12.3%	12.5%
Energy, Utilities, Resources and Services	13.0%	12.6%	11.9%
Manufacturing	14.5%	12.9%	11.0%
Hi-Tech	8.1%	8.1%	8.2%
Life Sciences	7.5%	6.9%	7.0%
All Other segments	3.1%	2.9%	2.8%
Total	100.0%	100.0%	100.0%

For fiscal 2024, 2023 and 2022, our five largest clients together contributed 13.3%, 12.7% and 11.4%, respectively, of our total revenues.

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

SALES AND MARKETING OVERVIEW

We have organized our sales and marketing functions into teams, across 56 countries around the world, focusing on delivering digital solutions for specific industries and geographies. Our depth of geographic reach and industry knowledge allow us to leverage global expertise tailored locally to serve every client's needs. Our strategy focuses on articulating and demonstrating how we can be the next-generation digital-first, cloud-first, and AI-first partner of choice for our clients as they navigate their business transformation.

Brand Infosys is counted among the world’s Top 100 brands and recognized as the fastest growing IT services brand globally. It is nurtured by over 3,00,000 of our purpose-driven people seeking to amplify human potential and create the next opportunity for people, businesses, and communities. It is built around the premise that the experience we have gained, for four decades, in managing the systems and workings of global enterprises enables us uniquely to be navigators for our clients. We do it by enabling them with an AI-first core. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning foundation drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem. Our localization investments in talent and digital centers help accelerate the business transformation agenda. For over four decades, we have been deeply committed to being a well-governed, environmentally sustainable partner for our clients where diverse talent, in an inclusive workplace, helps them navigate their next.

COMPETITION

We experience intense competition in traditional services and see a rapidly changing marketplace with new competitors in niche technology areas who are focused on agility, flexibility, and innovation.

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

As of March 31, 2024, we employed 317,240 employees, of which 299,814 are professionals involved in service delivery to clients, including trainees. Our culture and reputation as a leader in consulting, technology, outsourcing and next-generation digital services enable us to attract and retain some of the best talent.

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

During fiscal 2024, we received 2,436,929 employment applications, interviewed 194,367 applicants and extended offers of employment to 26,975 applicants. These statistics do not include our subsidiaries.

INTELLECTUAL PROPERTY

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. As of March 31, 2024, we have 796 pending or registered patents in India, the EU, the United States and other key jurisdictions. Infosys Limited and its subsidiaries also have over 861 trademarks pending or registered across classes identified for various goods and services across 51 countries. We require employees, independent contractors and whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

Please refer to Item 16K of this form.

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

The Indian Companies Act, 2013 has introduced the concept of compulsory corporate social responsibilities. As per the Indian Companies Act, 2013, a company having net worth of rupees five hundred crore or more (approximately $60 million) or turnover of rupees one thousand crore or more (approximately $120 million) or a net profit of rupees five crore or more (approximately $1 million) during the immediately preceding financial year will be required to constitute a Corporate Social Responsibility (CSR) Committee of the board of directors and spend at least 2% of their average net profit for the immediately preceding three financial years on CSR. The CSR committee should consist of three or more directors, at least one of whom will be an independent director, and the company should have a CSR policy approved by the Board. Consequent to the requirements of the Indian Companies Act, 2013, approximately $64 million was contributed towards corporate social responsibility activities during fiscal 2024.

The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits as described in Item 3 – Risk Factors.

LEGAL PROCEEDINGS

On March 6, 2024, a class action complaint was filed in the U.S. District Court for the Northern District of Georgia against McCamish. The complaint arises out of the cybersecurity incident at McCamish initially disclosed on November 3, 2023. The complaint was purportedly filed on behalf of all individuals within the United States whose personally identifiable information was exposed to unauthorized third parties as a result of the incident. On May 6, 2024, McCamish filed a motion to dismiss the complaint.

On May 15, 2024, another class action complaint arising out of the same incident was filed in the same court against McCamish. The complaint was purportedly filed on behalf of some or all individuals whose personally identifiable information was compromised in the incident.

On June 3, 2024, the plaintiffs in the two class actions filed a motion to consolidate the two cases. On June 4, 2024, the Court consolidated the two class actions and closed the class action that was filed on May 15, 2024.

Apart from the foregoing actions, the Group is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Group’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

ORGANIZATIONAL STRUCTURE

Refer to Note 2.20, Related Party transactions under Item 18 of this Annual Report on Form 20-F for details about our subsidiaries.

D.
PROPERTY, PLANT AND EQUIPMENT

The campus of our corporate headquarters is located at Electronics City, Bengaluru, India. Infosys Electronics City consists of approximately 4.7 million square feet of land and 6.5 million square feet of operational facilities. The campus features, among other things, an Education, Training and Assessment unit, a Management Development Center and extensive state-of-the-art conference facilities.

Additionally, we have leased facilities measuring approximately 502,000 square feet in Electronics City which accommodate approximately 5,600 employees.

Our capital expenditure on property, plant and equipment for fiscal 2024, 2023 and 2022 was $ 266 million, $319 million, and $290 million, respectively. All our capital expenditures are financed out of cash generated from operations. As of March 31, 2024, we had contractual commitments for capital expenditure of $94 million.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and videoconferencing.

Currently, we have presence in 265 locations across 56 countries. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant owned and leased properties are listed in the table below.

Location	Building Approx. Sq. ft.	Seating capacity	Ownership	Land Approx. Sq. ft.	Ownership
Software Development Facilities
Bengaluru (Infosys City Main Campus), Karnataka	6,508,049	36,386	Owned	4,736,303	Owned
Bengaluru Sarjapur & Billapur, Karnataka	—	—	—	15,216,177	Owned
Bengaluru Attibele, Karnataka	—	—	—	2,333,301	Owned
Bhubaneswar (Chandaka Industrial Park), Orissa	1,375,898	4,419	Owned	1,999,455	Leased
Bhubaneswar (Info Valley Goudakasipur & Arisol), Orissa	1,264,774	4,532	Owned	2,218,040	Leased
Chandigarh (SEZ Campus)	1,135,580	6,134	Owned	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	532,079	4,458	Owned	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	3,639,091	20,245	Owned	5,617,084	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	2,018,050	12,921	Owned	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	4,577,157	27,762	Owned	19,715,768	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	2,307,393	6,715	Owned	15,747,394	Owned
Mysore (Hebbal Electronic City), Karnataka	12,401,394	15,884	Owned	15,362,340	Owned
Pune (Hinjewadi), Maharashtra	537,548	4,218	Owned	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	5,947,889	31,666	Owned	4,987,787	Leased
Pune (Ascendas SEZ), Rented Building Maharashtra	1,445,327	12,855	Leased	—	—
Thiruvananthapuram, Attipura Village, Kerala	2,739,655	10,735	Owned	2,184,543	Leased
Jaipur (M-City), Rajasthan	780,655	7,143	Owned	1,829,527	Leased
Jaipur (Mahindra World City), Rajasthan	—	—	—	6,452,568	Leased
Nagpur - Dahegaon Village (SEZ campus)	355,753	2,317	Owned	6,193,211	Leased
Indore - Tikgarita Badshah & Badangarda Village (SEZ campus)	351,758	2,211	Owned	3,488,298	Leased
Hubli - Gokul Village (SEZ campus)	363,817	1,572	Owned	1,875,265	Leased
Noida - Plot No A-1 to A-6 Sector 85	—	—	—	1,201,346	Leased
Mohali Plot No I-3 Sector 83 A IT City SAS Nagar	19,430	191	Owned	2,178,009	Leased
Sira Taluk, Tumakur District	48,787	—	Owned	13,273,873	Owned
Kolkata- New Town	314,151	2,259	—	2,178,009	Owned
Indianapolis USA	170,200	842	Owned	2,362,573	Owned
Shanghai Infosys Technologies (Shanghai) Co. Ltd(1)	1,057,985	4,765	Owned	657,403	Leased

(1)
The nature of the ownership is that of a land use right.

Note: The above table includes buildings of over 500,000 sq. ft. or land over 440,000 sq. ft. including buildings on these lands.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report on Form 20-F. Please also see “Special Note Regarding Forward-Looking Statements.” For a comparison of our results of operations for the fiscal years ended March 31, 2023, and 2022, see the section “Results for Fiscal 2023 compared to Fiscal 2022” under “Management's Discussion and Analysis of Financial Condition and Results of Operations” of Item 5 in our Annual Report on Form 20-F for fiscal 2023, filed with the SEC on June 15, 2023, and incorporated herein by reference.

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

ESG Vision and Ambitions

In October 2020, we launched our ESG Vision 2030 to “shape and share solutions that serve the development of businesses and communities”. Today, our 2030 vision reflects how ESG will continue to be integral to Infosys’ sustainable business performance. We will continue to be carbon-neutral across Scope 1, 2 and 3 emissions every year. We plan to expand reskilling initiatives to empower more than 10 million people with digital skills and more than 80 million with Tech for Good programs in e-governance, healthcare and education. We commit to nurturing greater inclusivity and strengthening our gender-diverse workforce with at least 45% women employees.

We will grow our stakeholder focus and bring the interests of our stakeholders to the fore through an empowered, diverse and inclusive Board.

Industry structure and developments

Fiscal 2024 saw the impact of policy tightening and a reduction in inflation in most of the markets we operate in. Global GDP is estimated to have grown at 3.2% in CY 2023, compared to 3.5% in CY 2022(1). Worldwide IT spending on software and IT services was ~ $2.3 trillion(2) in CY 2023 while IT services saw an estimated total spending of $1.4 trillion. We expect the client spending and investments to move towards Artificial Intelligence (AI) and generative AI (gen AI) in the near term. These investments are expected to be crucial during this period of economic uncertainty.

There is a new wave of dynamism in technologies. The industry is feeling the pressure to build AI strategies and stay ahead. We saw generative AI starting to reshape the industry in fiscal 2024. We continued to witness businesses attempting to reimagine their cost structures, increase business resilience and agility, personalize experiences for customers and employees, and launch new and disruptive products and services, aided by generative AI. With our leadership position in AI, we believe we are well-positioned to take advantage of these market opportunities.

(1)Nasscom, World Economic Outlook, IMF, April 2024

(2)Gartner

Results of Operations

The following table illustrates our compounded annual growth rate in revenues, net profit, earnings per equity share and number of employees from fiscal 2020 to fiscal 2024:

	(Dollars in millions except per share and employee data)
	Fiscal 2024	Fiscal 2020	Compounded annual growth rate
Revenues	18,562	12,780	9.8%
Operating profit	3,834	2,724	8.9%
Net profit	3,169	2,338	7.9%
Net profit attributable to Owners of the company	3,167	2,331	8.0%
Earnings per equity share (Basic)	0.77	0.55	8.8%
Earnings per equity share (Diluted)	0.76	0.55	8.4%
Number of employees at the end of the fiscal year	317,240	242,371	7.0%

Revenue growth in reported numbers was attributable to a number of factors, including an increase in the volume of business as well as an expansion in the solutions that we provide to our clients. We added 385 new customers (gross) during fiscal 2024 as compared to 458 new customers (gross) during fiscal 2023 and 451 new customers (gross) during fiscal 2022.

The following table sets forth certain financial information as a percentage of revenues:

(in %)

	Fiscal 2024	Fiscal 2023	Fiscal 2022
Revenues	100.0	100.0	100.0
Cost of sales	69.9	69.8	67.4
Gross margin	30.1	30.2	32.6
Operating expenses:
Selling and marketing expenses	4.5	4.3	4.3
Administrative expenses	4.9	4.9	5.3
Total operating expenses	9.4	9.2	9.6
Operating margin	20.7	21.0	23.0
Other income, net	3.0	1.8	1.9
Finance cost	(0.3)	(0.2)	(0.2)
Profit before income taxes	23.4	22.6	24.7
Income tax expense	6.3	6.2	6.5
Net margin	17.1	16.4	18.2
Non-controlling interests	—	—	—
Net margin attributable to owners of the company	17.1	16.4	18.2

Results for Fiscal 2024 compared to Fiscal 2023

During fiscal 2024, the company initiated Project Maximus, a comprehensive margin expansion program structured across 5 pillars - Value Based Selling; Efficient Pyramid; Lean, Automation & Gen AI; improving critical portfolios and reducing indirect costs.

Revenues

Our revenues are generated principally from services provided either on a time-and-material, unit of work, fixed-price, or fixed-timeframe basis. Many of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause and with short notice periods of 0 to 90 days. Generally we collect revenues as milestones in the contracts are completed, therefore terminated contracts are only subject to collection for portions of the contract completed through the time of termination. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress of contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination and a review of the historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price, fixed-timeframe arrangements, or reduced rates. We attempt to use fixed-price arrangements for engagements where the specifications are complete.

The following table sets forth the growth in our revenues in fiscal 2024 from fiscal 2023:

	(Dollars in millions)
	Fiscal 2024	Fiscal 2023	Change	Percentage Change
Revenues	18,562	18,212	350	1.9%

The increase in revenues was primarily attributable to an increase in revenue from software services, large deal wins during fiscal 2024 and increase in realization including pricing.

Refer to section “Our Strategy” under Item 4 of this Annual Report on Form 20-F for further details.

The following table sets forth our revenues by business segments for fiscal 2024 and fiscal 2023:

Business Segments	Percentage of Revenues
	Fiscal 2024	Fiscal 2023
Financial Services	27.4%	29.8%
Retail	14.7%	14.5%
Communication	11.7%	12.3%
Energy, Utilities, Resources and Services	13.0%	12.6%
Manufacturing	14.5%	12.9%
Hi-Tech	8.1%	8.1%
Life Sciences	7.5%	6.9%
All other Segments	3.1%	2.9%

There were significant currency movements during fiscal 2024 as compared to fiscal 2023. The U.S. dollar depreciated by 5.0% against the United Kingdom Pound Sterling, and by 3.8% against the Euro. The U.S. dollar appreciated by 2.9% against the Australian Dollar.

Constant currency (non-IFRS measure): We report revenue growth both in reported currency terms and in constant currency terms. Revenue growth in reported currency terms includes impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms which represents the real growth in revenue excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current period revenues in respective local currencies converted to US$ using prior-period exchange rates and comparing the same to our prior period reported revenues. Our revenues in reported currency terms for fiscal 2024 is $18,562 million, a growth of 1.9%. As against this, our revenues in constant currency terms for fiscal 2024 grew by 1.4% in comparison to fiscal 2023.

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenue for fiscal 2024 and fiscal 2023 (see Note 2.21.1, under Item 18 of this Annual Report on Form 20-F for additional information):

Business Segments	Business segment profit %
	Fiscal 2024	Fiscal 2023
Financial Services	22.1%	24.8%
Retail	30.6%	30.1%
Communication	20.5%	20.7%
Energy, Utilities, Resources and Services	27.5%	27.8%
Manufacturing	18.9%	16.1%
Hi-Tech	25.3%	24.9%
Life Sciences	25.2%	25.4%
All other Segments	16.0%	8.1%

Overall segment profitability has decreased primarily on account of increase in employee compensation, higher cost of third-party items bought for service delivery to clients as part of deals, one-off impact arising from contract renegotiation/rescoping and cyber impact largely offset by benefit from Project Maximus through improved utilizations, decrease in cost of technical sub-contractors etc., and foreign currency translation benefits.

Financial service profitability was lower mainly on account of one-off impact arising from contract renegotiation/re-scoping and cyber impact.

Manufacturing profitability was higher mainly on account of better margins in large deals and lower on-site mix. Large deals typically have lower margins in the initial deal period on account of transition and higher on-site mix which improves over the period.

Our revenues are also segmented into onsite and offshore revenues. The table below sets forth the percentage of our revenues by location from billable IT services professionals for fiscal 2024 and fiscal 2023:

	Percentage of revenues
	Fiscal 2024	Fiscal 2023
Onsite revenue	52.4%	50.9%
Offshore revenue	47.6%	49.1%

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

Onsite revenue mix has started increasing on account of an increase in travel to onsite locations.

The table below sets forth details of billable hours expended for onsite and offshore on our IT services professionals for fiscal 2024 and fiscal 2023:

	Fiscal 2024	Fiscal 2023
Onsite effort	24.5%	24.4%
Offshore effort	75.5%	75.6%

Revenues from software services including BPM services represented 94.5% and 93.7% of total revenues for fiscal 2024 and fiscal 2023, respectively. We also generate revenue from products and platforms, which represented 5.5% and 6.3% of our total revenues for fiscal 2024 and fiscal 2023, respectively.

The percentage of revenue from fixed price contracts for fiscal 2024 and fiscal 2023 was approximately 53% and 52%, respectively.

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

The following table sets forth the utilization rates of billable IT services professionals:

	Fiscal 2024	Fiscal 2023
Including trainees	80.7%	77.1%
Excluding trainees	82.2%	82.5%

The following table sets forth our revenues by geography for fiscal 2024 and fiscal 2023:

Geography	Percentage of revenues
	Fiscal 2024	Fiscal 2023
North America	60.1%	61.8%
Europe	27.6%	25.7%
Rest of the World	9.8%	9.9%
India	2.5%	2.6%

Cost of sales

The following table sets forth our cost of sales for fiscal 2024 and fiscal 2023:

	(Dollars in millions)
	Fiscal 2024	Fiscal 2023	Change	Percentage Change
Cost of sales	12,975	12,709	266	2.1%
As a percentage of revenue	69.9%	69.8%

	(Dollars in millions)
	Fiscal 2024	Fiscal 2023	Change
Employee benefit costs	8,998	8,826	172
Depreciation and amortization	565	524	41
Travelling costs	150	133	17
Cost of technical sub-contractors	1,477	1,750	(273)
Cost of Software packages for own use	245	227	18
Third party items bought for service delivery to clients	1,372	1,110	262
Consultancy and professional charges	36	16	20
Communication costs	40	44	(4)
Provision for post-sales client support	9	15	(6)
Repairs and maintenance	54	52	2
Other expenses	29	12	17
Total cost of sales	12,975	12,709	266

The cost of sales have increased as a percentage of revenue by 0.1% during fiscal 2024 from fiscal 2023, due to an increase in third party items bought for service delivery to clients as part of deals and depreciation and amortization largely offset by a decrease in the cost of efforts as a percentage of revenue (comprising of employee cost and cost of technical subcontractors).

Third party items bought for service delivery to clients include software and hardware which are integral to our overall service delivery to clients. The cost of efforts as a percentage of revenue has decreased mainly on account of a reduction in the use of sub-contractors and improved utilization. Employee cost as a percentage of revenue has remained constant as the compensation increase has been offset by improvement in utilization.

Gross profit

The following table sets forth our gross profit for fiscal 2024 and fiscal 2023:

	(Dollars in millions)
	Fiscal 2024	Fiscal 2023	Change
Gross profit	5,587	5,503	84
As a percentage of revenue	30.1%	30.2%

The gross margins for fiscal 2024 were impacted by an increase in third party items bought for service delivery to clients and depreciation and amortization expense largely offset by reduction in sub-contractor cost, currency and cost optimization benefits through Project Maximus.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2024 and fiscal 2023:

	(Dollars in millions)
	Fiscal 2024	Fiscal 2023	Change	Percentage Change
Selling and marketing expenses	842	776	66	8.5%
As a percentage of revenue	4.5%	4.3%

	(Dollars in millions)
	Fiscal 2024	Fiscal 2023	Change
Employee benefit costs	656	598	58
Travelling costs	38	35	3
Branding and marketing	121	111	10
Consultancy and professional charges	17	16	1
Communication costs	1	2	(1)
Other expenses	9	14	(5)
Total selling and marketing expenses	842	776	66

The selling and marketing expenses have increased as a percentage of revenue by 0.2% during fiscal 2024 from fiscal 2023, primarily due to increase in employee benefit cost due to compensation increases and increase in branding and marketing expenses as a percentage of revenue.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2024 and fiscal 2023:

	(Dollars in millions)
	Fiscal 2024	Fiscal 2023	Change	Percentage Change
Administrative expenses	911	902	9	1.0%
As a percentage of revenue	4.9%	4.9%

	(Dollars in millions)
	Fiscal 2024	Fiscal 2023	Change
Employee benefit costs	327	305	22
Consultancy and professional charges	157	178	(21)
Repairs and maintenance	121	116	5
Power and fuel	24	22	2
Communication costs	40	43	(3)
Travelling costs	25	22	3
Rates and taxes	39	37	2
Insurance charges	25	21	4
Impairment loss recognized/(reversed) on financial assets	15	35	(20)
Commission to non-whole-time directors	2	2	—
Contribution towards Corporate Social Responsibility (CSR)	64	58	6
Other expenses	72	63	9
Total administrative expenses	911	902	9

The administrative expenses as a percentage of revenue for fiscal 2024 and fiscal 2023 have remained constant. The increase in employee cost as a percentage of revenue has been offset by a decrease in consultancy and professional charges and reduction in impairment losses on financial assets as a percentage of revenue.

In accordance with the requirements of the Indian Companies Act, 2013, $64 million and $58 million, were contributed towards Corporate Social Responsibility during fiscal 2024 and fiscal 2023, respectively.

Operating profit

The following table sets forth our operating profit for fiscal 2024 and fiscal 2023:

	(Dollars in millions)
	Fiscal 2024	Fiscal 2023	Change
Operating profit	3,834	3,825	9
As a percentage of revenue	20.7%	21.0%

The decrease in operating profit as a percentage of revenue for fiscal 2024 from fiscal 2023 was primarily attributable to decrease of 0.1% in gross profit as a percentage of revenue and increase in selling and marketing expense of 0.2% as a percentage of revenue.

Other income and Finance cost

The following table sets forth our other income and finance cost for fiscal 2024 and fiscal 2023:

	(Dollars in millions)
	Fiscal 2024	Fiscal 2023	Change	Percentage Change
Other income, net	568	335	233	69.6%
Finance cost	56	35	21	60.0%

Other income for fiscal 2024 primarily includes income from investments of $250 million, interest income on income tax refund of $237 million, foreign exchange gain of $11 million on translation of other assets and liabilities and foreign exchange gain of $12 million on forward and option contracts. Other income for fiscal 2024, includes interest income (pre tax) on income tax refund of $232 million recognized by the Company based on orders received under sections 250 and 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19.

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

Functional currency, presentation currency and foreign exchange

The functional currency of Infosys, Infosys BPM, EdgeVerve, Skava, Infosys Green Forum, Danske IT and controlled trusts is the Indian rupee. The functional currencies for all the other subsidiaries are the respective local currencies. The consolidated financial statements included in this Annual Report on Form 20-F are presented in U.S. dollars (rounded off to the nearest million) to facilitate the investors’ ability to evaluate Infosys’ performance and financial position in comparison to similar companies domiciled in other geographic locations. The translation of functional currencies of foreign subsidiaries to U.S. dollars is performed for assets and liabilities using the exchange rate at the Balance Sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in other comprehensive income and presented as currency translation reserves under other components of equity.

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

The following table sets forth the currencies in which our revenues for fiscal 2024 and fiscal 2023 were denominated:

Currency	Percentage of Revenues
	Fiscal 2024	Fiscal 2023
U.S. dollar	66.2%	67.5%
Euro	14.8%	13.5%
Australian dollar	5.0%	5.6%
United Kingdom Pound Sterling	4.1%	4.4%
Others	9.9%	9.0%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2024 and fiscal 2023:

	Fiscal 2024 (₹)	Fiscal 2023 (₹)	Appreciation / (Depreciation) of Indian Rupee in percentage
Average exchange rate during the period:
U.S. dollar	82.78	80.52	(2.8)%
Euro	89.81	83.80	(7.2)%
Australian dollar	54.38	54.96	1.1%
United Kingdom Pound Sterling	104.05	96.87	(7.4)%

	Fiscal 2024 (₹)	Fiscal 2023 (₹)
Exchange rate at the beginning of the period: (a)
U.S. dollar	82.17	75.79
Euro	89.44	84.22
Australian dollar	55.03	56.74
United Kingdom Pound Sterling	101.65	99.46
Exchange rate at the end of the period: (b)
U.S. dollar	83.41	82.17
Euro	89.88	89.44
Australian dollar	54.11	55.03
United Kingdom Pound Sterling	105.03	101.65
Appreciation / (Depreciation) of the Indian rupee against the relevant currency: ((b) / (a) - as a percentage)
U.S. dollar	(1.5)%	(8.4)%
Euro	(0.5)%	(6.2)%
Australian dollar	1.7%	3.0%
United Kingdom Pound Sterling	(3.3)%	(2.2)%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2024 and fiscal 2023:

	Fiscal 2024 ($)	Fiscal 2023 ($)	Appreciation / (Depreciation) of US dollar in percentage
Average exchange rate during the period:
Euro	1.08	1.04	(3.8)%
Australian dollar	0.66	0.68	2.9%
United Kingdom Pound Sterling	1.26	1.20	(5.0)%

	Fiscal 2024 ($)	Fiscal 2023 ($)
Exchange rate at the beginning of the period: (a)
Euro	1.09	1.11
Australian dollars	0.67	0.75
United Kingdom Pound Sterling	1.24	1.31
Exchange rate at the end of the period: (b)
Euro	1.08	1.09
Australian dollar	0.65	0.67
United Kingdom Pound Sterling	1.26	1.24
Appreciation / (Depreciation) of U.S. dollar against the relevant currency: ((b) / (a) - as a percentage)
Euro	0.9%	1.8%
Australian dollar	3.0%	10.7%
United Kingdom Pound Sterling	(1.6)%	5.3%

Depreciation/appreciation in the exchange rate between the Indian rupee or other currencies and the U.S. dollar affects our margins positively/negatively. The exchange rate between the Indian rupee, other currencies and the U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins. For more discussion on our foreign exchange exposure, see Item 3 in the section titled “Risk Factors – Risks Related to Our Cost Structure – Currency fluctuations and changes in interest rates may affect the results of our operations and yield on cash balances” in this Annual Report on Form 20-F.

We recorded a foreign exchange gain of $12 million for fiscal 2024 compared to loss of $80 million for fiscal 2023, on account of foreign exchange forward and option contracts and foreign exchange gain of $11 million and $131 million on translation of other assets and liabilities for fiscal 2024 and fiscal 2023, respectively.

Income tax expense

Our profits earned from providing software development and other services outside India are subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be claimed as a credit against our tax liability in India.

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

The applicable Indian Corporate statutory tax rate for each of fiscal 2024 and fiscal 2023 was 34.94%.

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

As a result of these tax incentives, a portion of our pre-tax income has not been subject to income tax. These tax incentives resulted in a decrease in our income tax expense of $363 million and $362 million for fiscal 2024 and 2023, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2024 and fiscal 2023 was $0.09 and $0.09, respectively. See Note 2.18, Income Taxes, under Item 18 of this Annual Report on Form 20-F for reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes.

The following table sets forth our income tax expense and effective tax rate for fiscal 2024 and fiscal 2023:

	(Dollars in millions)
	Fiscal 2024	Fiscal 2023	Change	Percentage Change
Income tax expense	1,177	1,142	35	3.1%
Effective tax rate	27.1%	27.7%

Our effective tax rate has decreased marginally to 27.1% in fiscal 2024 from 27.7% in fiscal 2023. Effective tax rate is generally influenced by various factors including differential tax rates, non-deductible expenses, exempt non-operating income, overseas taxes, benefits from SEZ units, tax reversals and provisions pertaining to prior periods, changes to tax regulations and other tax deductions.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for U.S. branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the U.S. taxable income is based on the Company’s best estimate determined based on the expected value method.

Income tax expense for fiscal 2024 includes reversal (net of provisions) of $113 million, comprising of reversal of provisions of $151 million made in earlier periods which is offset by an additional tax provision of $38 million pertaining to prior periods. Income tax expense for fiscal 2023 includes reversal (net of provisions) of $13 million comprising of reversal of provisions of $38 million made in earlier periods which is offset by an additional tax provision of $25 million pertaining to prior periods.

These reversals and provisions pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During fiscal 2024, the Company received orders under sections 250 and 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pre-tax) of $232 million along with the corresponding tax impact was recognized. Further a provision for income tax aggregating $63 million was reversed with a corresponding credit to the Statement of Profit and Loss. Also an amount aggregating to $196 million has been reduced from contingent liabilities.

As of March 31, 2024, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $335 million (₹2,794 crore).

As of March 31, 2023, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $494 million (₹4,062 crore).

The amount paid to statutory authorities against the tax claims amounted to $1,048 million (₹8,743 crore) and $794 million (₹6,528 crore) as of March 31, 2024 and March 31, 2023, respectively.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature and payments made to Associated Enterprises held as liable for withholding of taxes, among other issues. These matters are pending before various Income Tax Authorities and the Group's management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Net profit

The following table sets forth our net profit for fiscal 2024 and fiscal 2023:

	(Dollars in millions)
	Fiscal 2024	Fiscal 2023	Change
Net profit	3,169	2,983	186
As a percentage of revenues	17.1%	16.4%

The increase in net profit as a percentage of revenues for fiscal 2024 as compared to fiscal 2023 was primarily attributable to an increase in other income as a percentage of revenue by 1.2% which is partially offset by a decrease in operating profit by 0.3%, increase in finance cost by 0.1% and increase in tax expense by 0.1% as a percentage of revenue.

Sensitivity analysis for defined benefit plans for Fiscal 2024 over Fiscal 2023

We provide for gratuity, a defined benefit retirement plan (Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation, or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2024, and March 31, 2023 pertaining to our defined benefit gratuity plan:

	(Dollars in millions)
	As of
	March 31, 2024	March 31, 2023
Benefit obligation at the end	253	216
Fair Value of plan assets at the end	249	214
Funded Status – (Accrued defined benefit plan liability)	(4)	(2)

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

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2024, and March 31, 2023, pertaining to our overseas pension plan:

	(Dollars in millions)
	As of
	March 31, 2024	March 31, 2023
Benefit obligation at the end	122	112
Fair Value of plan assets at the end	119	106
Funded Status – (Accrued defined benefit plan liability)	(3)	(6)

Further, we also provide for provident fund to eligible employees of Infosys, which is a defined benefit plan as the Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2024, and March 31, 2023, pertaining to our defined benefit provident fund plan:

	(Dollars in millions)
	As of
	March 31, 2024	March 31, 2023
Benefit obligation at the end	1,424	1,281
Fair Value of plan assets at the end	1,416	1,239
Funded Status – (Accrued defined benefit plan liability)	(8)	(42)

See Note 2.14.1, Gratuity and pensions, and 2.14.3 Provident Fund under Item 18 of this Annual Report on Form 20-F for disclosures on assumptions used, basis of determination of assumptions and sensitivity analysis for significant actuarial assumptions.

Liquidity and capital resources

Our principal sources of liquidity are cash and cash equivalents, investments, and the cash flow that we generate from operations. We have no outstanding borrowings. We believe that our working capital is sufficient to meet our current requirements. As of March 31, 2024 and 2023, we had $6,071 million and $3,857 million, respectively, in working capital. The working capital as of March 31, 2024, includes $1,773 million in cash and cash equivalents and $1,548 million in current investments. The working capital as of March 31, 2023 includes $1,481 million in cash and cash equivalents and $841 million in current investments. We believe that a sustained reduction in IT spending by clients, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or business segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our cash and cash equivalents are comprised of deposits with banks and financial institutions with high credit-ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Cash and cash equivalents are primarily held in Indian Rupees. These cash and cash equivalents included a restricted cash balance of $42 million and $44 million as of March 31, 2024 and 2023, respectively. These restrictions are primarily on account of bank balances held by irrevocable trusts controlled by us. Our investments comprise of mutual fund units, Target maturity fund units and quoted debt securities (including investment in non-convertible debentures), certificates of deposit, commercial papers and government securities. Certificates of deposit and commercial papers represent marketable securities of banks, NBFCs and eligible financial institutions for a specified time period with high credit rating by domestic credit rating agencies. Investments made in non-convertible debentures represent debt instruments issued by government aided institutions and financial institutions with high credit rating.

A significant portion of our investments, along with our cash and cash equivalents, are fully liquid at any point in time. In addition, our investments are well-diversified in terms of their maturities as well as from a counter-party perspective. Thus, we do not perceive any liquidity risk from our investment portfolio perspective.

The following table sets forth our cash flows for fiscal 2024 and 2023:

	(Dollars in millions)
	Fiscal 2024	Fiscal 2023
Net cash provided by operating activities	3,148	2,853
Net cash (used) in investing activities	(708)	(218)
Net cash (used) in financing activities	(2,116)	(3,288)

Net cash provided by operating activities:

Our cash flows are robust. Our operating cash flows have increased to $3,148 million in fiscal 2024 from $2,853 million in fiscal 2023 mainly on account of increase in net profit adjusted for non-cash items and better working capital management partially offset by higher income tax payments.

Trade receivables as a percentage of last 12 months’ revenues were 19.6% and 17.0% as of March 31, 2024, and 2023, respectively. Days Sales Outstanding (DSO) based on last 12 months’ revenues were 71 days and 62 days as of March 31, 2024, and 2023, respectively. Days Sales Outstanding has increased in the current year due to the higher billing as per the scheduled milestones.

In fiscal 2024, income tax paid under protest, consequent to demand from tax authorities in major tax jurisdictions was $161 million, relating to fiscal 2012 to fiscal 2013, fiscal 2016 to fiscal 2018 and fiscal 2020 to fiscal 2022. Further, in fiscal 2024, refunds received from tax authorities was $208 million relating primarily to fiscal 2008 to fiscal 2009, fiscal 2012 to fiscal 2014 and fiscal 2016 to fiscal 2023.

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

Net cash used in investing activities:

There were no acquisitions made during the fiscal 2024. Net cash used in investing activities relating to our business acquisitions for fiscal 2023 was $113 million.

During fiscal 2023 we paid $113 million, net of cash acquired, towards the acquisitions of oddity and BASE. The aggregate purchase consideration of the two acquisitions included contingent consideration with an estimated fair value of $6 million as on the date of acquisition. The contingent consideration of $7 million was paid in fiscal 2024. Additionally, these acquisitions have retention payouts and bonuses payable to the employees of the acquiree amounting to $42 million over three years from the acquisition date, subject to their continuous employment with the group along with achievement of certain financial targets.

Net cash used in investing activities, relating to acquisition of additional property, plant, and equipment and intangibles for fiscal 2024 and 2023 was $266 million and $319 million, respectively, for our software development centers.

During fiscal 2024 and 2023, we invested $10,455 million and $10,667 million, respectively, in marketable securities. Further, we redeemed marketable securities of $9,914 million and $10,779 million of during fiscal 2024 and 2023, respectively. We redeem investments to fund our business operations, dividend payouts and buybacks in line with the execution of our capital allocation policy. Marketable securities include liquid mutual funds, target maturity funds, quoted debt securities, certificates of deposit and commercial papers.

Net cash used in financing activities:

Net cash used in financing activities for fiscal 2024 primarily includes $1,777 million towards dividend payments and $245 million towards payment of lease liabilities. Net cash used in financing activities for fiscal 2023 primarily includes $1,697 million towards dividend payments, $1,398 million towards buyback of equity shares including transaction costs and tax on buyback and $151 million towards payment of lease liabilities. Refer to Note 2.15, Equity, under item 18 of this Annual Report on Form 20-F for the information on Buyback completed in February 2023.

During fiscal 2024 and 2023, nil and $14 million, respectively, was settled directly by a third party to the customer on behalf of the Company relating to certain technology assets taken over by the Company from a customer and accordingly considered as non-cash transaction. Refer to note 2.5 Other liabilities of Item 18 of this Annual Report on Form 20-F for further details.

The details of Company’s material contractual commitments and obligations are as below:

Leases

As of March 31, 2024, the total lease liabilities on an undiscounted basis amounts to $1,111 million. For more details on the contractual maturities of lease liabilities refer to Note 2.8 Leases, under Item 18 of this Annual Report on Form 20-F.

Acquisitions

On January 11, 2024, Infosys Limited entered into a definitive agreement to acquire 100% of the equity share capital in InSemi Technology Services Private Limited (InSemi), a semiconductor design services company headquartered in India, for a consideration including earn-outs, and management incentives and retention bonuses totaling up to ₹280 crore (approximately $34 million). On May 10, 2024, the company completed its acquisition of InSemi.

On April 18, 2024, Infosys Germany GmBH wholly owned step down subsidiary of Infosys Limited entered into a definitive agreement to acquire 100% of the equity share capital in in-tech Holding GmbH, leading provider of Engineering R&D services headquartered in Germany, for a consideration including earn-outs amounting up to EUR 450 million (approximately $485 million), subject to customary closing adjustments.

Other obligations

Refer to Note 2.3, Financial instruments, liquidity risk section under Item 18 of this Annual Report on Form 20-F for the contractual maturity of significant financial liabilities.

Based on the assumptions as of March 31, 2024, we expect to contribute $40 million towards gratuity trusts and $5 million towards pension during fiscal 2025 (See Note 2.14.1, Gratuity and Pension, under Item 18 of this Annual Report on Form 20-F).

Refer to Note 2.18 Income taxes for details about the claims against the Group not acknowledged as debts from Income tax authorities.

The non-controlling shareholders of our acquisitions have a put option which, if exercised, would require the Group to purchase the remaining shares in those entities. The financial liability outstanding as of March 31, 2024, was $83 million on an undiscounted basis.

Contractual commitments

As of March 31, 2024, we had contractual commitments for capital expenditure primarily comprising of commitments for infrastructure facilities and computer equipments aggregating to $94 million, These commitments include $82 million in commitments for domestic purchases as of March 31, 2024, and $12 million in overseas commitments as of March 31, 2024. All our capital commitments will be financed out of cash generated from operations. We expect our outstanding contractual commitments as of March 31, 2024, to be largely completed in a year.

As of March 31, 2024, we had purchase obligations amounting to $2,245 million, out of which approximately 57% is expected to be completed within the next year and the remaining thereafter. Purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Capital allocation policy and related payouts

Our present capital allocation policy effective fiscal 2020 is to pay approximately 85% of the free cash flow* cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any.

The Board in its meeting held on April 18, 2024, recommended a final dividend of ₹20/- per equity share (approximately $0.24 per equity share) for the financial year ended March 31, 2024, and a special dividend of ₹8/- per equity share (approximately $0.10 per equity share). The payment is subject to the approval of shareholders in the AGM of the Company to be held on June 26, 2024, and if approved, would result in a net cash outflow of approximately $1,390 million (excluding dividend paid on treasury shares). After returning the above amounts, the Company would have returned 85% of the cumulative free cash flow for fiscals 2020-2024 through dividends and buybacks, in line with the Capital Allocation Policy.

Effective from fiscal 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow* cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

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
2.	Contract terms to determine future cash flows, categorized by expected maturity terms

Section: Derivative Financial Instruments under Note 2.3, Financial Instruments, of Item 18 of this Annual Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of March 31, 2024, and March 31, 2023.

We have provided the outstanding contract amounts in Note 2.3, Financial Instruments, of Item 18 of this Annual Report, table giving details in respect of outstanding foreign exchange forward and option contracts.

Current Financial Assets: The expected maturity of these assets falls within one year hence no additional disclosures are required.

Non-Current Financial Assets:

Prepayments and Other Assets - The financial assets under this schedule primarily consist of deposit held with corporation to settle certain employee-related obligations as and when they arise during the normal course of business and security deposits with service providers. Consequently, the period of maturity could not be estimated (see Note 2.4, Prepayments and Other Assets, under Item 18 of this Annual Report on Form 20-F for additional information). Hence, we have not made any additional disclosures for the maturity of non-current financial assets.

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2024, and March 31, 2023.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years	Same table as above however as all our forward and option contracts mature within 12 months, we do not require further classification.

Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2024, and March 31, 2023.

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

We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.3, Financial Instruments, under Item 18 of this Annual Report; table analyzing the foreign currency risk from financial instruments as of March 31, 2024, and March 31, 2023.

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

Components of Market Risk

(1)
Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the Euro, the Australian dollar and the United Kingdom Pound Sterling, whereas we incur a significant portion of our expenses in U.S. dollar and Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations may be adversely affected as the Indian rupee appreciates against the U.S. dollar. For fiscal 2024 and 2023, U.S. dollar denominated revenues represented 66.2% and 67.5% of total revenues, respectively. For the same periods, revenues denominated in the Euro represented 14.8% and 13.5% of total revenues, revenues denominated in the Australian dollar represented 5.0% and 5.6% of total revenues while revenues denominated in the United Kingdom Pound Sterling represented 4.1% and 4.4% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, and payables.

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

Critical Accounting Estimates

For details of our significant accounting policies refer to the financials under Item 18 in this Annual Report on Form 20-F.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

As of March 31, 2024, set forth below are the respective ages and positions of our directors and executive officers:

Name	Age	Position
Nandan M. Nilekani	68	Non-executive, Non-Independent Chairman
Salil Parekh	59	Chief Executive Officer and Managing Director
D. Sundaram	71	Lead Independent Director
Michael Gibbs	66	Independent Director
Bobby Parikh	60	Independent Director
Chitra Nayak	61	Independent Director
Govind Iyer	61	Independent Director
Helene Auriol Potier(1)	61	Independent Director
Nitin Paranjpe(2)	61	Independent Director
Nilanjan Roy(3)	57	Former Chief Financial Officer
Jayesh Sanghrajka(4)	50	Chief Financial Officer
Inderpreet Sawhney	59	Group General Counsel and Chief Compliance Officer
Shaji Mathew	53	Group Head - Human Resources Development

Notes:

1.
Helene Auriol Potier was appointed as a member to the Board effective May 26, 2023.
2.
Nitin Paranjpe was appointed as a member to the Board effective January 1, 2024.
3.
Nilanjan Roy resigned as the Chief Financial Officer of the Company effective March 31, 2024.
4.
Jayesh Sanghrajka was appointed as the Chief Financial Officer of the Company effective April 1, 2024.

The following are the details of membership and chairmanship in Board committees as of March 31, 2024:

Name	Board	AC	NRC	CSR	ESG	RMC	SRC	Cyber Security (Risk Sub-Committee)
Nandan M. Nilekani	Chair
Salil Parekh	●
D. Sundaram	●	●	Chair			Chair	●	●
Michael Gibbs	●	●	●	●		●	Chair	Chair
Bobby Parikh	●	Chair				●	●
Chitra Nayak	●			●	Chair	●	●	●
Govind Iyer	●		●	Chair	●	●		●
Helene Auriol Potier	●				●	●
Nitin Paranjpe	●		●			●
Total no. of members	9	3	4	3	3	7	4	4

Notes:

1.
Michael Gibbs was appointed as a member to the CSR Committee effective April 20, 2023.
2.
Chitra Nayak was appointed as a member to the Cybersecurity Risk Sub-committee effective July 18, 2023.
3.
Helene Auriol Potier was appointed as a member to the ESG Committee and Risk Management Committee effective June 17, 2023.
4.
Nitin Paranjpe was appointed as a member to the Nomination and Remuneration Committee and Risk Management Committee effective January 1, 2024.

Chair – Chairperson;

● – Member of the Committee;

AC – Audit Committee;

RMC – Risk Management Committee;

NRC – Nomination and Remuneration Committee;

SRC – Stakeholders Relationship Committee;

CSR – Corporate Social Responsibility Committee;

ESG – Environment, Social and Governance Committee

Size and composition of the Board

The Securities Exchange Board of India (SEBI) (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (“Listing Regulations”) mandates that for a company with a non-executive Chairman who is a Promoter, at least half of its board of directors should be independent directors and the Board of directors of the top 1,000 listed companies effective April 1, 2020, shall have at least one independent woman director. As of March 31, 2024, the Board was comprised of nine members, consisting of (i) one non-executive and non-independent Chairman, (ii) one Chief Executive Officer and Managing Director, and (iii) seven Independent Directors. Independent directors constitute 77.78% of the Board - more than the requirements of the Indian Companies Act, 2013 and the Listing Regulations and as defined by Rule 303A.02 of the NYSE Listed Company Manual. Two out of the nine directors on our Board are independent woman directors, making up 22.22% of the Board’s strength. The Board periodically evaluates the need for change in its size and composition.

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

Leadership: Extensive leadership experience for a significant enterprise, resulting in a practical understanding of organizations, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth.

Information Technology: Significant background in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation, and extend or create new business models.

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

Risk Management: Experience in identifying and evaluating the significant risk exposures to the business strategy of the Company and assessing management’s actions to mitigate strategic, legal and compliance, and operational risk exposures.

Cybersecurity: Experience in assessing and managing cybersecurity-related risks and in implementing the cybersecurity policies, procedures, and strategies.

Profiles of Directors and Executive Officers as of March 31, 2024

Nandan M. Nilekani (Nandan) is the Chairman of Infosys Limited, which he co-founded in 1981, and EkStep, a not-for-profit effort to create a learner-centric, technology-based platform to improve basic literacy and numeracy for millions of children. In January 2023, he was appointed as the co- chair of the “G20 Task Force on Digital Public Infrastructure for Economic Transformation, Financial Inclusion and Development”. He was previously the Chairman of the Unique Identification Authority of India (UIDAI) in the rank of a Cabinet Minister. Nandan received his bachelor’s degree from IIT, Bombay. Fortune Magazine conferred on him the title of “Asia’s Businessman of the Year – 2003”. In 2005, he received the prestigious Joseph Schumpeter Prize for innovative services in economy, economic sciences and politics. In 2006, he was awarded the Padma Bhushan. The same year, he was named Businessman of the Year by Forbes Asia. Time magazine listed him as one of the 100 most influential people in the world in 2006 and 2009. Foreign Policy magazine listed him as one of the Top 100 Global Thinkers in 2010. He won The Economist Social & Economic Innovation Award for his leadership of India’s unique identification initiative (Aadhaar). In 2017, he received the Lifetime Achievement Award from E&Y. CNBC-TV18 conferred the India Business Leader award for outstanding contribution to the Indian economy in 2017 and he also received the 22nd Nikkei Asia Prize for Economic & Business Innovation 2017. He has been inducted as International Honorary Member of the American Academy of Arts and Sciences in 2019. Business Standard Annual awards 2022 conferred, “The Life Time Achievement Award”. He is the author of Imagining India and co-authored with Viral Shah his second book, Rebooting India: Realizing a Billion Aspirations and his

third book with Tanuj Bhojwani, The Art of Bitfulness: Keeping Calm in the Digital World released in January 2022.

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

Michael Gibbs is an Independent Director of Infosys. He is the Chairperson of the Stakeholders Relationship Committee and the Cybersecurity risk sub-committee and serves as a member of the Audit Committee, the Nomination and Remuneration Committee, the Risk Management Committee and the Corporate Social Responsibility Committee. He is the former Group CIO for BP, PLC having responsibility for setting and implementing BP’s IT strategy and providing computing and telecommunications technology services worldwide. As CIO, Michael led a transformation of the IT function at BP, reorganizing the function and operating model. He led improvements in cybersecurity and the application of emerging digital technologies including plans for a migration of legacy data centers to the cloud. Michael served as CIO for various businesses including Conoco Refining & Marketing, Europe and Asia, based in London and ConocoPhillips Supply and Trading, Corporate Functions and Global Downstream, based in Houston. In 2008, Michael returned to London joining BP as VP/CIO, Refining & Marketing, before becoming Group CIO in 2013. Michael graduated summa cum laude from Oklahoma State University with a degree in Management Science. He completed the Executive Management Program at Penn State University in 1997 and the Concours/Cash CIO Leadership Program in 2004. In 2015, he was named to CIO magazine’s list of the most influential Global CIOs and ranked as I-CIO’s 2nd most powerful IT executive in Europe.

Bobby Parikh is an Independent Director of Infosys. He is the Chairperson of the Audit Committee and serves as a member of the Stakeholders Relationship Committee and the Risk Management Committee. He is the Managing Partner of Bobby Parikh Associates, a boutique firm focused on providing strategic tax and regulatory advisory services. Over the years, Bobby has had extensive experience in advising clients across a range of industries. Bobby’s particular area of focus is providing tax and regulatory advice in relation to transactions and other forms of business reorganizations, whether inbound, outbound or wholly domestic. In this regard, Bobby works extensively with private equity funds, other institutional investors and owners and managers of businesses to develop bespoke solutions that optimally address the commercial objectives underpinning a particular transaction or a business reorganization. Bobby also works closely with regulators and policy formulators in providing inputs to aid in the development of new regulations and policies, and in assessing the implications and efficacy of these and providing feedback for action. Bobby was co-founder of BMR Advisors, a highly regarded tax and transactions firm which he helped establish and run for over 12 years. Prior to forming BMR Advisors, Bobby was the Chief Executive Officer of Ernst & Young in India and held that responsibility until December 2003. Bobby worked with Arthur Andersen for over 17 years and was its Country Managing Partner until the Andersen practice combined with that of Ernst & Young in June 2002. Bobby led the Financial Services industry practice at Arthur Andersen and then also at Ernst & Young. Bobby is a graduate in Commerce from the University of Mumbai and qualified as a Chartered Accountant from the Indian Institute of Chartered Accountants of India in 1987. Other listed company boards that Bobby currently serves on as an independent director are Biocon Limited and Indostar Capital Finance Limited.

Chitra Nayak is an Independent Director of Infosys. She is the Chairperson of the Environment, Social and Governance Committee and serves as a member of the Risk Management Committee, the Stakeholder Relationship Committee and the Corporate Social Responsibility Committee. She has over 25 years of professional experience in go-to-market, general management, and operations leadership roles at various organizations. She currently serves as a Member of the Board at public companies Invitae (NVTA), a medical genetics company and at private companies UrbanFootprint and GetInsured/Vimo. She was formerly on the boards at ForwardAir (FWRD), Lifeworks (LWRK) and Intercom. She is a Senior Advisor at the Boston Consulting Group, a venture partner at 1414 Ventures and also advises startups on go-to market strategies. She was the Chief Operating Officer (COO), overseeing the go-to-market strategy at Comfy, a real-estate tech startup, and prior to that, she was COO at Funding Circle, an online SMB lending marketplace. Chitra has been in leadership roles at Salesforce for eight years, as COO, Platform, and Senior VP, Global Sales Development. She was earlier part of AAA, Charles Schwab, and the Boston Consulting Group as well. Chitra has a passion for empowering women in the workplace. She is the Co-Founder of Neythri.org, which supports South Asian professional women. She was also the Co-Founder of the Salesforce Women’s Network initiative. She has co-created and taught an MBA class on ‘Women in Leadership’ at California State University, East Bay. Chitra holds an MBA with Honors from Harvard Business School, an MS in Environmental Engineering from Cornell University, and a B.Tech. in Engineering from the Indian Institute of Technology.

Govind Iyer is an Independent Director of Infosys. He is the Chairperson of the Corporate Social Responsibility Committee and serves as a member of the Nomination and Remuneration Committee, the Environment, Social and Governance Committee, the Risk Management Committee and Cybersecurity risk sub-committee. Govind Iyer retired as a Partner at Egon Zehnder (a Global leadership advisory Firm). Prior to joining Egon Zehnder, Govind worked at Procter & Gamble, Coca-Cola, and Heinz. Govind has served on the Wharton Executive Education Advisory Board and is an active University of Pennsylvania alumnus. He has served on the Advisory Board of Asian Venture Philanthropy Network (AVPN). He is a founding board member and Chairperson of Social Venture Partners in India, is a board member at GIVE India, and is a #LivingmyPromise signatory. He is also on the Board of Karmayogi Bharat, a Special Purpose Vehicle (SPV) of the Department of Personnel and Training, which enhances capacity building in the civil service through the iGOT Karmayogi platform. Govind has a Bachelor of Engineering degree from Regional Engineering College, Trichy, and an MBA from The Wharton School, University of Pennsylvania.

Helene Auriol Potier is an Independent Director of Infosys. She is a member of the Environment, Social and Governance Committee and the Risk Management Committee. She has built a truly global career in digital technologies and in the telecommunications industry that has spanned multiple geographies, including the United States, Europe, Africa, and Asia. She started her career in New York in telecommunications in 1986. In 1990, Helene joined the Canadian mobile technology company Nortel Networks Corporation where she spent 15 years and held various senior leadership positions among which were also Vice President Sales Mobile Division Worldwide and Vice President Services & Operations EMEA. In 2005, Helene joined Dell Inc., where she served as CEO Africa, Mediterranean and CEE. She joined Microsoft Corporation in 2008. During her 10 years tenure at Microsoft, she served in various senior leadership capacities including CEO Microsoft Singapore and, Managing Director Artificial Intelligence Europe. From November 2018 to December 2020, she was Executive Vice-President in charge of International Business B2B for Orange. Helene is often called to speak on the topics of digital transformation, corporate governance and ESG. She served as independent director on the boards of Mimecast Limited until May 2022, Ispen S.A. until May 2018 and Faiveley Transport S.A. until November 2016. Helene currently serves as independent non-executive director on the boards of Safran S.A., Accor S.A., Randstad N.V. and Oddo BHF S.C.A. She chairs the Accor board ESG committee and Oddo BHF board compensation committee. Helene is also ESG co-chair and board member at Institut Français des Administrateurs, (IFA), the French association of corporate directors. She is also a senior advisor at a leading global private equity firm. Helene received a Master of Science in Engineering from Telecom Paris and an Executive MBA from INSEAD.

Nitin Paranjpe is an Independent Director of Infosys. He is a member of the Nomination and Remuneration Committee and the Risk Management Committee. He is currently the Non-Executive Chairman of Hindustan Unilever Limited (HUL). Prior to this, he was Unilever’s Chief Operating Officer (COO) responsible for delivering its global results. He has been a member of the Unilever Executive Leadership since October 2013. Nitin joined HUL (then Hindustan Lever Limited), in 1987, where he held various roles in marketing and sales, before being appointed as the Chief Executive Officer, India, and Executive Vice President for Unilever, South Asia, in April 2008. He has been the recipient of many awards in recognition of his contribution to business and industry including CEO of the year (Forbes India) and India business leader of the year (CNBC TV18). For his efforts in blazing a trail for diversity, he won the GG2 Hammer Award in 2019 in the UK. He is a member of the Supervisory Board of Heineken NV, Chinmaya Mission Advisory Council and the WeSchool Innovation Advisory Board. Nitin holds a bachelor’s degree in mechanical engineering and an MBA in Marketing from Jamnalal Bajaj Institute of Management in Mumbai.

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

Inderpreet Sawhney is the Group General Counsel and the Chief Compliance Officer of Infosys Limited. In this role, she leads the legal and compliance function of the Company. She is a strategic business partner supporting the business in legal, compliance, regulatory and governance matters, while spearheading the compliance and ethics program of the company in line with Infosys’ core C-LIFE values (Client Value, Leadership by example, Integrity and Transparency, Fairness and Excellence). Additionally, she is also responsible for the privacy and data protection function at Infosys. She is a trusted partner to the company’s Board of Directors providing counsel on critical matters and serves as a director on the boards of EdgeVerve Systems Limited, Infosys BPM Limited, Infosys Nova Holdings LLC , Infosys Consulting Pte Ltd. She is also a board member of USIBC – US India Business Council and Hillenbrand Inc., a New York Stock Exchange listed company. Further, Inderpreet is also a member of the National Advisory Council of SABANA (South Asian Bar Association of North America) where she provides mentorship for South Asian American attorneys across the country, especially to new South Asian American women attorneys entering the profession. Inderpreet has a B.A (Hons.) and L.L.B degree from Delhi University and an L.L.M from Queen's University, Kingston, Canada. Inderpreet is a seasoned professional with over 25 years of international experience. Previously, she served as a General Counsel of another large IT Service company, and as a Managing Partner of a mid-sized law firm in Silicon Valley, leading complex international transactions. She is presently a trustee of the Infosys Foundation (India), and Chairperson of the Board of Trustees of Infosys Foundation USA. She has also been invited to Co-Chair the Global Future Council Good Governance of the World Economic Forum. Inderpreet was awarded the 2013 NASABA Corporate Counsel Achievement Award and was also an honoree at the 2017 Transformative Leadership Awards, which recognizes General Counsels who have demonstrated commitment towards advancing careers of women in law. She is also the recipient of the Thought Leadership Award at the 2018 Global Transformative Leadership Awards and was featured in the top 25 Women Leaders in IT Services of 2020, published by The IT Services Report. In September 2020, she was named as one of the 10 most powerful women in Tech by CXO Today and has also published several articles in media. Inderpreet has been a frequent speaker at various industry forums such as the ACC Europe conference in Brussels, the India Global Forum, the ACC Executive Leadership Institute, Ethisphere – Global Ethics Summit, among others.

Shaji Mathew is the Group Head of Human Resource Development at Infosys. In this role, he is responsible for envisioning the roadmap for HR, driving strategy, and implementing operational priorities aligned with the overall organizational mandate for Infosys and group companies. Shaji has over three decades of experience in Infosys.

Prior to his current role, he was Infosys’ Global head of delivery for Financial Services, Insurance, Healthcare and Life Sciences. Over the years, he has played various leadership roles in delivery, as also in managing client relationships, commercials, solutioning, and people management across the US, Europe, and Asia Pacific. He has been actively steering the company’s efforts to create a more inclusive and diverse workforce. He is also a trustee of Infosys Foundation focusing on Corporate Social Responsibilities. Shaji is a rank holder from National Institute of Technology, Calicut. He has completed a Global Leadership Program from Stanford University Graduate School of Business and a Leadership program from Harvard Business School. He serves on the board of International Institute of Information Technology (IIIT), Bangalore. He is also a member of the Confederation of Indian Industry (CII) National Committee on Leadership and HR.

Jayesh Sanghrajka is the Chief Financial Officer at Infosys. In this role, he is responsible for corporate finance & treasury, business finance, taxation and financial planning, analysis & reporting. He cultivates and manages Infosys’ strategic relationships and communications with shareholders and the investor community. He is also responsible for mergers & acquisitions, infrastructure and facilities management as well as steering the CEO’s office at Infosys. Prior to taking this role, Jayesh was the Deputy CFO of the company. He has over 25 years of experience across a wide spectrum of finance functions. He has worked at Infosys for 18 years – first between 2000-2007 and currently since December 2012. He has played a pivotal role in the various financial transformations that the company has undergone over the last few years. He has served in a variety of finance roles including new business ventures, alliances, contracting and delivery of client engagements and operations for companies like Tishman-Speyer, Rediff.com, Mu Sigma and KPMG. He is a Chartered Accountant, Cost Accountant and holds a bachelor’s degree in commerce from Mumbai University, India.

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

The compensation payable to independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of net profits for the year, calculated as per the provisions of the Indian Companies Act, 2013. The Board reviews the performance of independent directors on an annual basis. The Board, while deciding the basis for determining the compensation of the independent directors, takes various factors into consideration. These include global board compensation benchmarking, participation of individual directors in Board and Committee meetings, other responsibilities such as membership or chairmanship of committees, time spent in carrying out other duties, roles and functions as prescribed in Schedule IV of the Indian Companies Act, 2013, Listing Regulations and such other factors as the Board deems fit. Additionally, independent directors are also reimbursed for expenses incurred in the performance of their official duties.

Non-Executive and Non-Independent Chairman’s Compensation

Nandan M. Nilekani, Chairman, voluntarily chose not to receive any remuneration for his services rendered to the Company in fiscal 2024.

Remuneration to Directors in Fiscal 2024

(A)
The table below describes the compensation for our Non-Executive and Independent Directors for fiscal 2024:

Name	Commission ($)
Non-Executive, Non Independent Director:
Nandan M. Nilekani(1)	—
Non-Executive, Independent Directors:
D. Sundaram	335,000
Michael Gibbs	367,962
Bobby Parikh	265,000
Chitra Nayak	323,098
Govind Iyer	285,000
Uri Levine(2)	27,940
Helene Auriol Potier(3)	212,044
Nitin Paranjpe(4)	63,240

(1)
Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.
(2)
Uri Levine retired as an Independent Director effective April 19, 2023.
(3)
Helene Auriol Potier appointed as an Independent Director effective May 26, 2023.
(4)
Nitin Paranjpe appointed as an Independent Director effective January 1, 2024.

(B)
The table below describes the compensation for our executive directors and other executive officers, for fiscal 2024:

Name	Salary ($)	Bonus & incentive ($)		Amount accrued for long term benefits ($)	Value of RSUs granted ($)		Number of RSUs granted
Salil Parekh	845,892	2,380,366		55,955	6,691,895	(1)	423,207	(1)
Nilanjan Roy(3)	327,890	198,474	(5)	25,018	901,215	(2)	55,114	(2)
Inderpreet Sawhney	654,707	404,199	(5)	26,157	2,002,104	(2)	117,000	(2)
Shaji Mathew	133,821	110,021	(5)	11,381	670,028	(2)	38,600	(2)
Mohit Joshi(4)	147,835	(143,506)	(5)	(2,616)	—	(2)	—	(2)

Note: The grants in the table above represent the total number of RSUs and value as on the date of grant. They do not include forfeitures.

The performance bonuses include accruals payable as per the terms of employment agreement.

(1)
A) The Board on April 13, 2023 based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2024, under the 2015 Plan. In accordance with such approval the following grants were made effective May 2, 2023:
•
272,026, performance-based grant of RSUs (Annual performance equity grant) which vest in line with the employment agreement based on achievement of certain performance targets.
•
15,656 performance-based grant of RSUs (Annual performance equity ESG grant) which will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.

•
39,140 performance-based grant of RSUs (Annual performance equity TSR grant) which will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

B) Further the Board on January 11, 2024, based on recommendations of the Nomination and Remuneration Committee granted 18,104 annual time-based RSUs for fiscal 2024 under the 2015 Plan effective February 1, 2024. These RSUs will vest in line with the employment agreement overtime in three equal annual installments upon the completion of each year of service from the respective grant date.

C)The Board on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee under the 2019 Plan, approved the grant of 78,281 annual performance based RSUs for fiscal 2024 effective May 2, 2023. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.

(2)
During fiscal 2024 based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based RSU grants, performance based RSU grants under the 2015 Plan and performance based RSU grants under the 2019 Plan to its executive officers. The grants were made in fiscal 2024. Time based RSUs granted under the 2015 Plan will vest over three to four years, performance based RSUs granted under the 2015 Plan will vest equally over a period of three years from the date of grant based on the achievement of certain performance targets and RSUs granted under the 2019 Plan will vest over three years based on achievement of certain performance targets.
(3)
Nilanjan Roy resigned as Chief Financial Officer of the Company effective March 31, 2024.
(4)
Mohit Joshi, President resigned effective March 11, 2023, and was on leave till June 9, 2023 which was his last date with the company.
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

Equity Grants

The following is the summary of grants made to KMP during fiscal 2024, 2023 and 2022 under the 2015 Plan and 2019 Plan:

Particulars	Fiscal 2024	Fiscal 2023	Fiscal 2022
2015 Plan: Equity settled RSU
Salil Parekh, CEO and MD	344,926	289,060	114,490
Nilanjan Roy(1)	41,094	22,829	15,423
Inderpreet Sawhney	83,390	37,030	21,200
Shaji Mathew(2)	25,240	6,570	—
Mohit Joshi(3)	—	—	70,010
Ravi Kumar S.(4)	—	—	63,420
Krishnamurthy Shankar(5)	—	11,990	—
	494,650	367,479	284,543
2019 Plan: Equity settled Performance based RSU
Salil Parekh, CEO and MD	78,281	64,893	73,962
Nilanjan Roy(1)	14,020	23,000	9,000
Inderpreet Sawhney	33,610	33,000	14,000
Shaji Mathew(2)	13,360	6,000	—
Mohit Joshi(3)	—	31,000	25,000
Ravi Kumar S.(4)	—	31,000	25,000
Krishnamurthy Shankar(5)	—	19,000	—
	139,271	207,893	146,962

Total grants to KMP	633,921	575,372	431,505

Note: The grants in the table above represent the total number of RSUs as on the respective dates of grant. They do not include forfeitures.

(1)
Nilanjan Roy resigned as Chief Financial Officer of the Company effective March 31, 2024.
(2)
Shaji Mathew was appointed as Group Head - Human Resources and as an executive officer effective March 22, 2023, accordingly the grants for fiscal 2023 in the above table are for the period March 22, 2023, to March 31, 2023.
(3)
Mohit Joshi resigned as President effective March 11, 2023, and was on leave till June 9, 2023, which was his last date with the company.
(4)
Ravi Kumar S resigned as President effective October 11, 2022.
(5)
Krishnamurthy Shankar retired as Group Head - Human Resources and Infosys Leadership Institute effective March 21, 2023.

The equity awards granted under the 2015 Plan shall generally vest within a period of three to four years and the RSUs granted under the 2019 Plan generally vest within a period of three years based on the Company’s achievement of certain performance criteria as laid out in the 2019 Plan and shall be exercisable within the period as approved by the Nomination and Remuneration Committee.

Option Exercises and holdings

The following table gives details of exercises of RSUs and stock options by KMP for fiscal 2024 under the 2015 Plan and 2019 Plan:

Name of KMP	Number of RSU exercised	Number of stock options exercised
2015 Plan: Equity settled
Salil Parekh	258,636	—
Nilanjan Roy(1)	28,108	—
Inderpreet Sawhney	12,075	—
Shaji Mathew	2,343	2,626
Mohit Joshi(2)	40,090	—
	341,252	2,626
2019 Plan: Equity settled
Salil Parekh	32,447	—
Nilanjan Roy(1)	15,834	—
Inderpreet Sawhney	13,499	—
Shaji Mathew	6,667	—
Mohit Joshi(2)	19,000	—
	87,447	—

Total	428,699	2,626

(1)
Nilanjan Roy resigned as Chief Financial Officer of the Company effective March 31, 2024.
(2)
Mohit Joshi, resigned as President effective March 11, 2023, and was on leave till June 9, 2023, which was his last date with the company.

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

(1)
Shaji Mathew was appointed as Group Head - Human Resources and as an executive officer effective March 22, 2023, accordingly the exercises in the above table are for the period March 22, 2023, to March 31, 2023
(2)
Mohit Joshi, President resigned effective March 11, 2023, and was on leave till June 9, 2023 which was his last date with the company
(3)
Ravi Kumar S resigned as President effective October 11, 2022.
(4)
Krishnamurthy Shankar retired as Group Head – Human Resources and Infosys Leadership Institute effective March 21, 2023.

The following table gives details of exercises of RSUs, and stock options by KMP for fiscal 2022 under the 2015 Plan and 2019 Plan:

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

(1)
Retired as a director and Chief Operating Officer effective December 12, 2021

The following table gives details of outstanding RSUs and stock options held by KMPs as of March 31, 2024:

	As of March 31, 2024
Name of KMP	RSU	Stock Options
2015 Plan: Equity settled
Salil Parekh	396,169	—
Nilanjan Roy(1)	69,182	—
Inderpreet Sawhney	161,170	—
Shaji Mathew	39,913
Mohit Joshi(2)	—	—
	666,434	—
2019 Plan: Equity settled
Salil Parekh	78,281	—
Nilanjan Roy(1)	37,521	—
Inderpreet Sawhney	68,279	—
Shaji Mathew	24,027	—
Mohit Joshi(2)	—	—
	208,108	—

Total	874,542	—

(1)
Nilanjan Roy resigned as Chief Financial Officer of the Company effective March 31, 2024.
(2)
Mohit Joshi, President had resigned effective March 11, 2023, and was on leave till June 9, 2023 which was his last date with the company

Term of Office

The Indian Companies Act, 2013 precludes independent directors from retiring by rotation. Independent directors shall hold office for a term up to five consecutive years on the board of directors of the company and will be eligible for re-appointment on passing of a special resolution by the Company. Accordingly, Nandan M. Nilekani, our Non-executive and Non-Independent Chairman, retires by rotation at the 2024 Annual General Meeting pursuant to applicable provisions on rotation of directors as per Indian Companies Act, 2013. Being eligible for re-appointment as director, Nandan M. Nilekani has sought re-appointment and the Board has recommended the same for the approval of the shareholders. The term of office of each of the directors as of March 31, 2024, is given below:

Name	Date when Current Term of Office Began (1)	Expiration / Renewal Date of Current Term of Office (2)	Whether Term of Office is subject to retirement by rotation
Nandan M. Nilekani	August 24, 2017	NA	Yes
Salil Parekh	January 2, 2018	March 31, 2027	Yes
D. Sundaram	July 14, 2022	July 13, 2027	—
Michael Gibbs	July 13, 2021	July 12, 2026	—
Bobby Parikh	July 15, 2023	July 14, 2028	—
Chitra Nayak	March 25, 2024	March 24, 2027	—
Govind Iyer	January 12, 2023	January 11, 2028	—
Helene Auriol Potier	May 26, 2023	May 25, 2026	—
Nitin Paranjpe	January 01, 2024	December 31, 2028	—

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

CEO & MD

The CEO & MD is responsible for executing corporate strategy in consultation with the Board, as well as for brand equity, planning, building external contacts and all matters related to the management of the Company. He is responsible for achieving annual and long-term business targets. The CEO & MD also monitors the external and internal competitive landscape and new industry developments and standards, identifies opportunities for expansion and acquisition, and builds relationships with customers and markets to enhance shareholder value and implementing the organization’s vision, mission, and overall direction.

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

The Board had engaged Egon Zehnder, a leadership advisory firm on board matters, to conduct the Board evaluation for fiscal 2024. The evaluation process focused on Board dynamics, softer aspects, committee effectiveness and information flow to the Board or its committees, among other matters. The methodology included various techniques such as questionnaires, one-on-one discussions, etc. The recommendations were discussed with the Board and individual feedback was provided. Progress on recommendations from last year and the current year’s recommendations were discussed. The aspects of succession planning and committee composition were also considered. The Board evaluation process was completed during fiscal 2024.

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

Board and Management Changes

Inductions:

1. The shareholders at the 42nd Annual General Meeting held on June 28, 2023, approved the following based on the recommendations of the Nomination and Remuneration Committee and the Board:

a. Appointment of Helene Auriol Potier as an independent director effective May 26, 2023, for a period of three (3) years till May 25, 2026 (both days inclusive).

b. Re-appointment of Bobby Parikh as an independent director for a second term of five (5) years with effect from July 15, 2023, up to July 14, 2028 (both days inclusive).

2. The shareholders vide postal ballot concluded on February 20, 2024, approved the following based on the recommendations of the Nomination and Remuneration Committee and the Board:

a. The appointment of Nitin Paranjpe as an independent director effective January 1, 2024, for a term of five (5) years till December 31, 2028 (both days inclusive).

b. The re-appointment of Chitra Nayak as an independent director effective March 25, 2024, for a second term of three (3) years till March 24, 2027 (both days inclusive).

3. The Board at its meeting held on December 11, 2023, appointed Jayesh Sanghrajka as the Chief Financial Officer and Key Managerial Personnel of the Company effective April 1, 2024.

Retirements and resignations:

1. The Board took note of retirement of Uri Levine as an Independent Director effective April 19, 2023 upon completion of his term. The Board placed on record its sincere appreciation for his contribution to the Company.

2. Nilanjan Roy resigned as the Chief Financial Officer and Key Managerial Personnel (KMP) of the Company effective March 31, 2024. The Board placed on record its sincere appreciation for his contribution to the Company.

Board Committees

As of March 31, 2024, the Board had six committees: Audit Committee, Nomination and Remuneration Committee, Stakeholders Relationship Committee, Risk Management Committee, Corporate Social Responsibility (CSR) Committee and Environment, Social and Governance Committee. All committees comprise only independent directors, one of whom is chosen as the chairperson of the committee. Additionally, the Board has created a Cybersecurity Risk Sub-Committee of the Risk Management Committee.

During the year, all recommendations made by the committees were approved by the Board.

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

Audit Committee

The Audit Committee is comprised of three independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act as of March 31, 2024. They were:

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

The Audit Committee met eight times during fiscal 2024.

The Audit Committee approved, and the Board adopted the Related Party Transaction Policy, Code on Fair Disclosure and Investor Relations and Insider Trading Policy. The policies that are required to be published are available on our website: https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx

In India, we are listed on the BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE). We are also listed on the NYSE in the United States. In India, Regulation 18 of the Listing Regulations and in the United States, the Blue-Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) mandate that listed companies adopt an appropriate Audit Committee charter. The Committee is guided by the charter adopted by the Board, available on the Company’s website, at https://www.infosys.com/investors/corporate-governance/documents/audit-committee-charter.pdf.

See Item 18 for the report of the Audit Committee.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee is comprised of four independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules as of March 31, 2024. They were:

▪
D. Sundaram, Chairperson
▪
Michael Gibbs
▪
Govind Iyer
▪
Nitin Paranjpe

The main objectives and responsibilities of the Nomination and Remuneration Committee of the Board are to (i) assist the Board in discharging its responsibilities relating to compensation of the Company’s Executive Directors, Key Managerial Personnel (KMP) and Senior Management; (ii) evaluate and approve the adequacy of the compensation plans, policies, programs and succession plans for Company’s Executive Directors, KMP and Senior Management (including identifying persons to be appointed to positions of KMP and Senior Management in accordance with identified criteria and to recommend to the Board their appointment and removal); (iii) formulate the criteria for determining qualifications, positive attributes and independence of a director and for performance evaluation of directors on the Board (iv) administration of equity based plans and schemes approved by the shareholders; (v) oversee the Company’s nomination process for the KMP and senior management and identify, screen and review individuals qualified to serve as directors, KMP and senior management consistent with the criteria approved by the Board; (vi) recommend appointment and removal of Directors, for approval at the Annual General Meeting; (vii) Carry out evaluation of the performance of the Board and review the evaluation’s implementation and compliance; (viii) leadership development and succession planning; (ix) develop and maintain corporate governance policies applicable to the Company; and (x) devise a policy on Board diversity.

The Nomination and Remuneration Committee oversees key processes by which the Company recruits new members to its Board, and the processes by which the Company recruits, motivates and retains outstanding senior management as well as the Company’s overall approach to human resources management.

The Nomination and Remuneration Committee met five times during fiscal 2024.

The committee charter and policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-committee-charter.pdf ;

Policy: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf

Risk Management Committee

The Risk Management Committee is comprised of seven independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules, as of March 31, 2024. They were:

▪
D. Sundaram, Chairperson
▪
Michael Gibbs
▪
Bobby Parikh
▪
Chitra Nayak
▪
Govind Iyer
▪
Helene Auriol Potier
▪
Nitin Paranjpe

The primary objectives of the Risk Management Committee are, (i) to assist the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks; (ii) to monitor and approve the enterprise risk management framework and associated practices of the Company; (iii) to periodically assess risks to the effective execution of business strategy by reviewing key leading indicators in this regard; (iv) to periodically review the risk management processes and practices of the Company and ensure that the Company is taking the appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities; (v) to evaluate significant risk exposures of the Company and assess the Management’s actions to mitigate the exposures in a timely manner; (vi) to evaluate risks related to cybersecurity and ensure appropriate procedures are in place to mitigate these risks in a timely manner; (vii) to coordinate its activities with the audit committee in instances where there is any overlap with audit activities; (viii) to review and reassess the adequacy of the Risk Management Committee Charter periodically and recommend any proposed changes to the Board for approval; (ix) to ensure access to any internal information necessary to fulfill its oversight role and obtain advice and assistance from internal or external legal, accounting or other advisors; and (x) to appoint, remove and approve terms of remuneration of the Chief Risk Officer.

The Risk Management Committee met four times during fiscal 2024.

The Risk Management Committee charter is available on the Company’s website: https://www.infosys.com/investors/corporate-governance/documents/risk-management-committee-charter.pdf

Cybersecurity Risk Sub-committee

As of March 31, 2024, the Cybersecurity Risk Sub-committee was comprised of four independent directors:

▪
Michael Gibbs, Chairperson and Cybersecurity expert
▪
D. Sundaram
▪
Govind Iyer
▪
Chitra Nayak

The objective of the Sub-committee is to assess cybersecurity related risks and the preparedness of the Company to mitigate and react to such risks. The Sub-committee meets periodically and recommends its findings, if any, to the Risk Management Committee.

The Sub-committee met four times during fiscal 2024.

Stakeholders Relationship Committee

The Stakeholders Relationship Committee was comprised of four independent directors as of March 31, 2024. They were:

▪
Michael Gibbs, Chairperson
▪
D. Sundaram
▪
Bobby Parikh
▪
Chitra Nayak

The Board has appointed A.G.S. Manikantha, Company Secretary, as the Compliance Officer, as required under the Listing Regulations and the Nodal Officer to ensure compliance with the Investor Education Protection Fund ("IEPF") Rules.

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

The Stakeholders Relationship Committee met four times during fiscal 2024.

The Stakeholders Relationship Committee charter is available on the Company’s website, at: https://www.infosys.com/investors/corporate-governance/documents/stakeholders-relationship-committee.pdf

Corporate Social Responsibility Committee (“CSR Committee”)

The CSR Committee was comprised of three independent directors as of March 31, 2024. They were:

▪
Govind Iyer, Chairperson
▪
Chitra Nayak
▪
Michael Gibbs

The CSR Committee is responsible for identifying the areas of CSR activities, programs and execution of initiatives as per defined guidelines and for overseeing the activities / functioning of the Infosys Foundation,

Infosys Foundation USA and other initiatives undertaken by the Company, including in Australia and various parts of Europe. The Foundations, in turn, guide the CSR Committee in reporting the progress of deployed initiatives, and making appropriate disclosures on a periodic basis.

The CSR Committee met four times during fiscal 2024.

The Committee Charter and Policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf

Policy: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf

Environment, Social and Governance Committee (“ESG Committee”)

The ESG Committee was comprised of three independent directors as of March 31, 2024. They were:

▪
Chitra Nayak, Chairperson
▪
Govind Iyer
▪
Helene Auriol Potier

The primary objectives and responsibilities of the Committee are to: (i) guide the creation of the ESG Vision and ambitions of the Company and continuously review updates and progress on the ESG vision and goals, thereon; (ii) review the ESG Operations Council and its working. The Committee may form and delegate authority to sub-committees as and when appropriate; (iii) ensure that the Company is taking the appropriate measures to undertake and implement actions to further its ESG vision and ambitions. (iv) review any statutory requirements for sustainability reporting e.g., Business Responsibility and Sustainability Reporting and guide Infosys’ leadership on global ESG assessments; (v) to obtain advice and assistance from internal or external experts, advisors; and (vi) review and reassess the adequacy of ESG committee charter periodically and recommend any proposed changes to the Board for approval.

The ESG Committee met four times during fiscal 2024.

The main responsibility of the ESG committee is to guide the ESG journey of the Company which was embarked from 2011. The ESG Committee charter is available on our website at https://www.infosys.com/investors/corporate-governance/documents/environment-social-governance-committee-charter.pdf

EMPLOYEES

As of March 31, 2024, we had 317,240 employees, of which 299,814 were professionals involved in service delivery to clients. As of March 31, 2023, we had 343,234 employees, of which 324,816 were professionals involved in service delivery to clients. As of March 31, 2022, these numbers stood at 314,015 and 297,859 respectively.

As of March 31, 2024, we had 244,217 employees in India, 36,118 employees in the Americas, 20,194 employees in Europe and 16,711 employees in the rest of the world.

RETURN TO OFFICE AND HYBRID MODEL OF WORK

It has been over three years since we at Infosys, transitioned to a hybrid work model, prioritizing safety and flexibility. This shift has enabled us to be more responsive to customer demands, more resilient to disruptions, and more productive, characterized by empathy and flexibility.

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

Keeping the employees at the center, we’ve re-examined their employee life stages and various touch points across these life stages starting from recruitment through the offboarding phase and as we transition into Hybrid mode, below are the enablers we have been leveraging for this smooth transition:

•
Phased approach: Using a phased approach we first encouraged employees to work from the office two days a week at DC locations in Phase 1 and are moving to a model in Phase 2 where employees come to the office 10 days in a month with flexibility for units and managers to decide their modus operandi.
•
Employee Voice: In our RTO journey, we’ve made sure employee voice is key. At every stage in this journey, we’ve gone back & polled our employees to refine our hybrid frameworks across locations.
•
Work from any office: Employees today have an option to work from any DC in India providing them flexibility through a distributed workforce with our five new hubs that provide more office options for employees to choose from.
•
Reiterative approach: One crucial element in our journey was to make it reiterative supported by employee voice & client needs.
•
Hoteling: With hybrid setup changing the way we work; our workspaces have also evolved. Keeping this in mind, at Infosys, workspace hoteling has been enabled, that is, provision to book a space to work in the campus, for both individuals and teams.
•
Equality of experience: A right balance of high tech & high touch experience for our employees working from home, office, or client site. We’ve created equal touchpoints across the employee life cycle.
•
Engagement programs: Various segmented employee engagements programs in a Hybrid mode at the office campuses have been a driver in attracting employees to work from the office.
•
Physical Onboarding program for new joiners for better cultural assimilation.

Initiatives to enhance our Employee Value Proposition (EVP)

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

•
Learning and Career: This is a one-stop-portal for all learning and career-related needs of employees with smart integration with other Infosys internal systems like Lex to guide employees on their learning & career journeys.
•
Internal Marketplace: With reskilling gaining momentum, more employees are acquiring new skills and capabilities. Internal Marketplace serves as a vehicle to match employees with opportunities to provide job rotation in work areas of their choice and capability.
•
Internal Job Movements (IJP) is a significant platform that connects our talent to internal job opportunities, enabling career movements & promotion and thus ensuring democratization of career opportunities.
•
Holistic Skill building & Career pathing: For greater success of our talent in their current and future roles, we have outlined the various skills needed including the core foundational and social skills. Further, with Career Canvas, employees can choose their aspired roles and be skill ready for the current & next role through skill based learning paths.
•
Bridge: Helps employees to develop new skills and shift to new careers that typically require different qualifications.
•
Accelerate: This helps employees gain exposure to various roles and practical experience with new skills through involvement in short-term internal projects. Powered by an intelligent platform, it allows job creators to publish independent job modules that their job-seeking colleagues can.
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
•
Digital Specialist: This has emerged as an aspirational track for high performers who want to work with niche technologies in digital transformation projects. The career track enables employees to see capability- driven growth that is not dependent on tenure and augments a talent pool that is continuously learning and generating value for us and our clients.
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
•
Manager and leadership development: through key structured interventions as part of our Global Delivery Talent effectiveness program has contributed tremendously to the key learning and enablement of our leaders across the Company. A basket of offerings has been designed to bring together external sessions, internal leader facetime, mentoring, cross-skilling, sharing of best practices and collaboration across our various business segments and units.
•
Sales Capability Building: The capability of our people and systems, which is the backbone of our organization, has been completely re-imagined and revamped through our multi-pronged People Transformation Charter. Some of the key initiatives under Sales Transformation programs are ZENITH CLUB, an exclusive high-performers club at Global Markets to recognize & reward consistent high performance in Sales; SYNERGY, a four-week onboarding program for new sales employees; INSYNC VIRTUAL COHORT, a three-week training module launched for sales leaders, in partnership with ETA, that covers instructor-led webinars, self-learning courses and expert-led webinars; SKILLUP SALES CERTIFICATIONS, customized sales certifications from Cornell University, customized to enable our salesforce and prepare them for this next spurt of growth; ELEVATE, a talent mobility platform, to revolutionize talent management in sales by providing business leaders with competent candidates within the Global Markets; INFUSION ASCENT, an in person exclusive platform for the new title holders to be trained by Infosys leaders, external trainers and client leaders; I AM INFINITE, an exclusive, leadership initiative in partnership with Stanford Business School and Cambridge University providing a curated and customized experiential learning for the participants; ASSURED, a sales leadership program in partnership with Stanford is an exclusive, leadership initiative for leaders to strengthen their financial acumen; SAPIENCE, a program created to help women in sales connect, learn, and grow professionally by providing a platform for them to interact with leaders, receive useful insights, build meaningful relationships, and acquire vital skills to thrive in all elements of their sales journey.

EMPLOYEE EXPERIENCE

We strive to create a world-class employee experience by designing consistent best-in-class policies, processes, programs and systems, focusing on creating ‘Experience by Design’ while keeping employees at the core of whatever we do. We gather employee feedback using robust listening mechanisms, built in throughout our employee life cycle to help improve our offerings and create positive memorable moments that matter using technology. A few initiatives in fiscal 2024:

•
Launchpad: Our global onboarding has been enabled via Launchpad, which is a mobile app that is both a self-serviced platform and also provides new hires a seamless, digital guided flow in the current hybrid workplace.
•
InfyVerse: Infosys' InfyVerse is a cutting-edge virtual environment meticulously crafted to enhance the onboarding experience by delivering essential messages, fostering cultural immersion, and facilitating meaningful connections among new joiners. It encompasses diverse avatars, curated content for learning, virtual engagement spaces using chat, and audio and video capabilities
•
Infosys Verify: Rise in emerging threats led to the need to re-imagine our systems and processes to cater to the global background check complexities, changing customer demands and surge in varied requests. The Infosys Verify tool has been integrated with our Talent Management System ensuring the best-fit talent for our business needs, emphasizing quick responsiveness and alignment with our landscape’s demands.
•
AI FIRST: While Infosys is transforming into an AI first organization the Employee Experience team at Infosys is also leveraging AI to provide our employees with superior experience. AI and Machine learning powered bots assist employees with swift resolutions and help carry out transactions seamlessly.
•
Moments That Matter (MTM): Every employee has significant moments that create substantial impact on their overall satisfaction and well-being, during their organizational experience. MTM has been ideated to become a celebration platform which will be integrated into all celebrations, small or big, throughout the employee life cycle.
•
People analytics: A strategic approach utilizing people analytics has fueled numerous data-driven initiatives in FY24. The People Analytics teams at Infosys continued its winning streak at SHRM. Infosys Limited HRD was given a Level 4 rating for the annual Deloitte People Analytics Maturity Study.
•
InfyMe: We continued to enrich our InfyMe app with more services that enables teams to operate, connect, collaborate easily and effectively in the hybrid working model.
•
Intelligent automation: Smarter and intuitive nudges to managers and employees, which are driving the right behavior and guiding managers to take the right decisions in matters like learning, careers, role change, retention, performance management etc.

•
Digitization: We have strengthened our people practices by using technology and automation to improve workforce efficiency, engagement, transformation, and innovation. Robotic Process Automation has been leveraged to reduce manual work and improve equality of the outcome.
•
Quickstart: A comprehensive orientation program at Infosys, designed to seamlessly integrate new employees by providing critical information and support during their initial days. It familiarizes them with the Infosys way of life, fostering a culture of collaboration and productivity. Through multiple initiatives conducted at the global and unit level, we aim to create a remarkable onboarding experience, ensuring new joiners quickly integrate into their roles and contribute effectively to their teams.
•
Global Delivery Talent Effectiveness Team: Meticulously crafting learning interventions for managers and leaders across delivery, fostering skill and capability development. Our comprehensive offerings, including client leadership sessions and internal talk sessions, promote collaboration and best practice sharing strategically aligned with business objectives.
•
Business of People COE - Aligned to our vision of transforming HR as a ‘Business Function’, we have established The Business of People Center of Excellence with a strategic focus on delivering customized & best-in-class people solutions for our large transformation deals. This CoE comprises of HR subject matter experts with hands-on experience of crafting, communicating, and delivering HR strategies aligned to our business practices. The objective of this COE is to enable Business Growth by offering HR solutions & HR as a service for Build Operate Transfer programs, offer seamless business HR support for people transition programs and drive impactful & consistent client engagement during site visits.

REWARDS & RECOGNITION

•
We have encouraged a performance-driven culture through our revamped R&R Program - RISE, which stands for Real, Instant, Specific, and Excite. This model brings together disparate practices across units under a standardized umbrella and an integrated digital platform for an elevated experience. Some of the initiatives under the RISE model include Gracias, an appreciation portal for employees; Insta Awards, an initiative to enable managers to recognize their teams instantly; Unit & Integrated Account R&R, awards to promote and sustain high-performance work culture; Wow Awards, discretionary awards picked by leaders to acknowledge outstanding contributions; and PM Elite+, quarterly awards to recognize the best-managed projects and top project management talent. Over and above the unit awards, we have Infosys Awards for Excellence. This is now in its 29th edition and is often called the "Oscars of Infy" as less than 0.5% of employees make it to the wall of fame.

EMPLOYEE CARE & CONNECT

•
HALE: Infosys’ Health Assessment & Lifestyle Enrichment (HALE) program is a non-monetary employee benefit and has been recognized as the best internal brand with great recall and participation. Our wellness philosophy stands on the four pillars i.e. Physical, Emotional, Social well-being and Safety. All our interventions that we co-create with extended teams, business units, and external partners are to cater to the needs & asks of our employees. Our Philosophy at HALE is a proactive approach to health and lifestyle enrichment aimed at increased awareness and overall well-being, resulting in reduced stress levels, safe work environment, happier workforce, and improved productivity levels
•
Power Teams: Power Teams include short and specific team intervention modules with project as the nucleus. The objective is to enhance the effectiveness of project teams, with a participative, human-centric approach, aiming to leverage the strengths of every employee to maximize project output, and simultaneously create a platform for continuous development of individuals and managers
•
Manager Code: Designed to enable and equip our managers with the capabilities to help their teams build technical, business and people skills along with a digital mindset to accelerate their development journeys. Managers have 7 Manager Codes that act as guiding behavioral principles that shape a good manager at Infosys. As part of this, we launched Manager Hub, a one-stop microsite for all information, toolkits and resources for managers to be equipped for their role
•
Infosys Power of Wellness- Curated wellbeing services on a single platform for managers and their families
•
MeetUp Campaign- Targeted communication and digital nudges to optimize and enhance meeting experience
•
Infosys Great Manager Program: Completing its second year now, The Infosys Great Manager Program continues to guide managers through a structured learning path to build and strengthen four key competencies to build future readiness – business acumen, digital mindset, leading people and operational excellence. The program is self-paced and is entirely in the e-learning mode comprised of short management courses from eCornell

CREATING A POSITIVE WORK ENVIRONMENT

•
Infosys Way of Life: The Infosys Way of Life is an embodiment of our enduring commitment to a strong, positive culture that is at the heart of our existence. As we navigate the shift towards a hybrid work environment post-pandemic and welcome fresh faces, this initiative is crucial in fostering collaboration, innovation, and inclusion. It is shaped by meaningful conversations and actions aimed at reinvigorating our culture, anchored in five core cultural markers: Care, Values (C-LIFE), Collaboration, Learning, and Inclusion, inviting every Infoscion to play an active role in nurturing a vibrant workplace
•
C-LIFE: Defines and guides our approach each day and influence every change we make for ourselves, our company, and our clients. CLIFE, as outlined in our Code of Conduct, stands for Client value, Leadership by example, Integrity & transparency, Fairness, and Excellence. These values, form the foundation of our daily lives at the workplace and shape our company culture. They should be exemplified by each and every one of us at Infosys
•
Orbit Next: Orbit Next is our flagship program designed to propel women into leadership roles within the Company. It fosters a supportive ecosystem where women can sharpen their technical and business acumen through a curated curriculum, develop leadership skills, build valuable networks: Through mentorship opportunities, workshops, and networking events, participants connect with established leaders and build a strong support network within the organization
•
Infosys Returnship Program: This tailored initiative provides a supportive framework to ensure a seamless reintegration of women returning after maternity leave into the workforce offering personalized consultations to discuss workload adjustments, project continuity plans, and childcare options, Flexible work arrangements, Mentorship & support groups
•
UnDEIvided: A first of its kind Diversity, Equity and Inclusion (DEI) fest, organized across India to increase awareness about the company’s diverse offerings, to engage with our workforce and celebrate our culture that makes us a truly diverse organization. Our DEI vision to nurture inclusive workplaces and foster belonging is an integral part of the Infosys Code of Conduct and Ethics contained in a powerful tenet, Respecting Each Other.’ With women comprising nearly 40% of our workforce we are well on our way to achieving the ambition of 45% women at Infosys by 2030.
•
Focal: Forum for Connecting and Learning, was conceptualized and launched across all India development centers to welcome all those employees who had never worked from the office to Infosys campuses, promoting in-person collaboration
•
Stellar Saturday: Inviting Infoscions and their extended families and friends for a fun-filled family day, fostering connections and cultural celebrations across India DCs
•
Petit Infoscion Day: A special celebration dedicated to the children of Infoscions serving as a dynamic showcase for a variety of talents, deeply embedding the culture and essence of being an Infoscion. Each year it unfolds around a unique theme, ensuring our Petit Infoscions enjoy a memorable day filled with fun games, activities, delicious treats, rewards, recognition and more. This year, we celebrated the day across 17 DCs on a single day with an impressive attendance of over 60,000+
•
InfyTribes: An initiative aimed at fostering connections, shared passions, and common goals among employees. Through community-driven clubs, like cricket, music, quiz, dance and toastmasters, celebrating unity and growth with plans to expand based on feedback and input, catering to employees across the globe

AWARDS:

•
People Business: Infosys has secured a spot on the prestigious “Company with Great Managers 2023” list in India, 4th time in a row
•
Great Place to Work®: Recognized as the India’s Best WorkplacesTM for Women 2023 by the Great Place to WorkTM Institute. Infosys received the Great Place to Work® Certification across five regions including India, Australia, United Kingdom, Germany, USA, Canada and Mexico. Infosys BPM received the Great Place to Work® Certification in the Philippines. Also bagged India’s Best Employer’s Among Nation Builders
•
LinkedIn Top Companies 2022: Infosys ranked among the Top 5 employers in India for the second year in a row, recognized for industry leading employee practices
•
SHRM Annual HR Excellence Awards 2023: Infosys HR team has achieved a prominent position among the top HR teams in the SHRM Excellence Awards 2023. We have emerged on top in various categories for our organizational excellence:

Position	Categories
Winner	Excellence in Developing Leaders of Tomorrow
Winner	Excellence in Health & Wellness Initiatives
First Runner up	Excellence in Managing the Hybrid Workplace – The HR Lens
Second Runner up	Excellence in HR Analytics
•
Avtar & Seramount Awards 2023: Infosys Limited has been recognized as one among the “10 Best Companies for Women in India 2023,” by Avtar & Seramount for the 4th time in a row. We have also secured a spot in the “100 Best – Hall of Fame” category for having featured in the 100 Best listing, in five editions of the study!
•
We also emerged as the “Champion of Inclusion” in the fifth edition of the Most Inclusive Companies Index (MICI) by Avtar & Seramount. This is in recognition of our commitment towards building an equitable and inclusive workplace across the strands of gender, disability, LGBTQ+, generation, region and more
•
Diversity Inc. Top 50 Companies for Diversity placed Infosys as “Noteworthy” Company for Diversity in 2021 and 2022. Infosys scored 100% on the Corporate Equality Index Score (CEI) in 2022 for LGBTQ+ inclusion – up from 95% in 2021
•
Won the Economic Times Best Organizations for Women Award 2023
•
Recognized as a Global Top Employer 2023 by the Top Employers Institute for the 3rd consecutive year. Recognized as a Top Employer in 22 countries across Europe, Middle East, Asia Pacific, and North America for best-in-class HR practices and processes
•
World’s Most Ethical Companies in 2023 by Ethisphere - Recognized for values and ethics across people & business for the third consecutive year
•
Infosys received the People First HR Excellence Award in the category of 'HR Business Partnership'. Further, Infosys was also recognized for its 'Leading Practices in HR Risk Management' for the third consecutive year
•
ATD Excellence in Practice Award 2022: Infosys Leadership Institute recognized for Leadership & Management Development

•
Infosys and three of our managers featured in 100 Great People Manager Studies 2023 conducted by Great Manager Institute in association with Forbes
•
Infosys won the Company with Great Managers Award 2023 by People Business in association with Economic Times for the 4th consecutive year. Three Infosys Managers won the Great Manager Awards 2023
•
Best Health and Wellness Program, at the Happiness at Workplace Summit & Awards 2023 powered by India Today & RPG Group
•
Great Place to Work Award for the Best Wellness Program 2023

GEOs awards and recognition:

NAM:

•
Infosys Limited, USA recognized as a Great Place to Work for the 4th year in a row
•
Infosys was a Silver Sponsor of the Women of Color STEM Awards in Detroit, MI. Fifteen women Infoscions were honored for Rising Star and All Star Awards and were featured in the Women of Color STEM Magazine by Career Communications Group (CCG)
•
Infosys scored 100% on the Corporate Equality Index (CEI) Survey for 2023/24. Human Rights Campaign Foundation’s CEI is the national benchmarking tool on corporate policies, practices and benefits pertinent to lesbian, gay, bisexual, transgender and queer employees. for LGBTQIA inclusion.
•
Infosys Canada has won:
o
Top Employer for last 3 years consecutively
o
Great Places to work for last 3 years consecutively
o
Best places to work for Women - GPTW-2024
o
Best places to Work in Hybrid-2023

Mexico/LATAM

•
Great Places To Work, Mexico badge Feb 2023 - Feb 2024, 2nd consecutive year in a row
•
Best Places to work in the Northeastern Region in Mexico 2023 segment with 500-5000 employee category ranked #7
•
Best CHRO badge 2023, 2nd consecutive year in a row.
•
Best Places to work in Information technology industry segment with 500-5000 employee category ranked #10

Recruitment

As of March 31, 2024, the Group employed 317,240 employees, of which 299,814 were professionals involved in service delivery to the clients, including trainees.

We attract and hire a multi-dimensional workforce across all IT specializations. We have built robust relationships with top institutions globally and recruit students who have consistently shown high levels of achievement. We also have been globally recognized for our HackWithInfy initiative, an online coding contest, which also helps us attract the best coders into our organization. We have continued upscaling our InfyTQ platform, which brings the best of our Mysuru training to the hands of the learners across the country.

We evolved from a virtual-only mode to a hybrid model of virtual and in-person recruitment and have further strengthened our recruitment process by introducing AI.

We launched the RestartWithInfy program aimed at bringing back to the workforce, women who have had to drop out of active employment in the IT industry. This has been a successful initiative through which we hired and assimilated 517 such women into the Infosys ecosystem.

During fiscal 2024, we received 24,36,929 employment applications, interviewed 1,94,367 applicants and extended offers of employment to 26,975 applicants. These statistics do not include our subsidiaries.

Education, Training and Assessment (ETA)

Infosys continues to invest in developing human potential for the organization, and the world at large. We are now experiencing the play of Human + AI in multiple fields, including learning. This technology wave gives us the ability to hyper-personalize learning, at scale, across all our learning offerings. These efforts have helped us garner external accolades from Brandon Hall, ATD Best, and Training Apex.

The Foundation Training Program, anchored across India, Mexico, the US, the UK, Canada, Germany, Australia, Singapore, and Japan, enables newly onboarded entry-level hires to transform into corporate professionals. Comprising over 50 technology streams, the curriculum has kept pace with the dynamic business requirements and the preferred pedagogical approach of the current generation of talent. Generative AI and prompt engineering courses have been introduced to ensure freshers are adept in the new skills.

Our Continuous Education Program is aimed at reskilling / upskilling our existing employees with the twin objectives of increasing fulfilment of skilled talents in client projects and enriching their expertise in next-generation digital technologies and methodologies, including gen AI technologies. We provide online self-learning, instructor-led virtual training opportunities along with in-person classroom training opportunities to our employees. Bridge programs help employees with training and internship opportunities to switch to a new career field, while retaining them within the organization.

Lex, our in-house learning platform, offers over 18,000 curated courses, which includes over 13,000 courses procured from vendor partners both for enterprise consumption and niche communities with specific knowledge requirements. Around 45,000 employees use Lex on weekdays and around 8,500 employees use it on weekends, with an average learning time of 40 minutes.

Infosys Wingspan, our configurable talent transformation platform for clients, is used by several global organizations for their talent transformation programs.

Infosys Springboard aims to empower over 10 million people with digital and life skills by 2025. This program, led by a dedicated team of experts collaborating globally with curriculum partners, non-profits, and a global network of leading educational institutions. More than 14,800 learning resources are available and about 7.9 million learners across the world are actively consuming content on Infosys Springboard.

Leadership development

Continuing its award-winning streak, the Infosys Leadership Institute (ILI) won the prestigious Society of Human Resources (SHRM) Excellence award for Developing Leaders of Tomorrow in fiscal 2024. This was accompanied by the highest internal recognition of Infosys Awards for Excellence for its IamtheFuture program focused on leadership diversity and Constellation program focused on strengthening the leadership succession pool. As a part of the Constellation program, the high-potential leaders continued to work on the organizational strategic projects, bolstered by a certificate program on Organizational Change Leadership from MIT.

In addition to strengthening the succession pool through the Constellation program, there were specific programs designed to augment succession strength across the organization. With technology-led disruption becoming all-pervasive, particularly driven by GenAI, ILI curated a business-oriented certification program on AI by Kellogg. More than 400 leaders have enrolled in the program and this focus will continue in fiscal 2025. Leadership engagement and development continue to strengthen with about 95% of our leaders completing at least one significant leadership program this year, with more than 70% completing a certification program from an Ivy

League institution. Our leaders invested about 10,000 learning days equivalent to strengthen their leadership capabilities.

The 3rd phase of the highly acclaimed IamtheFuture program commenced in fiscal 2024, with a focus on building higher-order organizational and leadership capabilities, culminating in projects designed for business impact. More than 500 women leaders have completed various phases of this program, earning the ILI-Stanford GSB certificate.

Visas

As of March 31, 2024, less than 50% of our employees in the United States held either H-1B visas, which allow the employee to remain in the United States for up to six years as specialty occupation professionals, and L-1 visas, which allow the employee to stay in the United States for up to five years (for specialized knowledge experts) or seven years (for managers and executives).

SHARE OWNERSHIP

The following table sets forth as of May 24, 2024, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from May 24, 2024. Beneficial ownership is determined in accordance with rules of the SEC. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors and executive officers include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 4,151,895,295 equity shares outstanding as of May 24, 2024. Percentage of shareholders representing less than 1% are indicated with ‘*’:

Name beneficially owned	Equity Shares beneficially owned	% of equity Shares
Nandan M. Nilekani(1)	100,461,168	2.42
Salil Parekh	1,174,888	'*'
Bobby Parikh(2)	6,887	'*'
Inderpreet Sawhney(3)	167,356	'*'
Shaji Mathew(4)	263,575	'*'
Jayesh Sanghrajka(5)	94,601	'*'
Total (all directors and executive officers)	102,168,475	2.46

Note: No other material changes subsequently till June 24, 2024.

(1)
Shares beneficially owned by Nandan M. Nilekani include 59,678,006 Equity Shares owned by members of his immediate family. Nandan M. Nilekani disclaims beneficial ownership of such shares.
(2)
Includes 2,754 Equity shares jointly held by Bobby Parikh with his spouse as the first holder.
(3)
Includes 2,834 PSUs vested on June 1, 2024 of Inderpreet Sawhney which are yet to be exercised.
(4)
Includes 667 PSUs vested on June 1, 2024 and 2,667 PSUs vested on March 31, 2024 totaling to 3,334 PSUs of Shaji Mathew which are yet to be exercised.
(5)
Includes 6,874 stock options vested on November 1, 2019 and 6,876 stock options vested on November 1, 2020, totaling to 13,750 stock options and 1,234 PSUs vested on June 1, 2024 of Jayesh Sanghrajka which are yet to be exercised.

Note:

Among directors, D. Sundaram, Michael Gibbs, Chitra Nayak, Govind Iyer, Helene Auriol Potier and Nitin Paranjpe do not hold shares / ADRs of the Company.

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

Controlled trust holds 10,916,829 and 12,172,119 shares as of March 31, 2024, and March 31, 2023, respectively, under the 2015 Plan, out of which 200,000 equity shares each have been earmarked for welfare activities of the employees as of March 31, 2024, and March 31, 2023.

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

The following is the summary of grants made during fiscal 2024, 2023 and 2022 under the 2015 Plan and 2019 Plan:

Particulars	Fiscal 2024	Fiscal 2023	Fiscal 2022
2015 Plan
RSU - Equity settled	5,139,370	2,152,454	1,590,423
RSU - Incentive units (cash settled)	176,990	92,400	49,960

2019 Plan
Equity settled Performance based RSU	4,187,902	3,914,657	2,850,629

Total grants	9,504,262	6,159,511	4,491,012

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

During fiscal 2024, 2023 and 2022, we recorded an employee stock compensation expense of $79 million, $64 million and $56 million, respectively, in the statement of comprehensive income. This comprises of expense pertaining to employee stock compensation of the CEO, COO, other executive officers, and other employees.

The following table gives the details of outstanding RSUs and stock options under the 2019 Plan and 2015 Plan as of March 31, 2024:

	Stock incentives outstanding
	2019 Plan	2015 Plan
RSUs	8,023,855	8,076,058
ESOPs	—	82,050

Grants made under the 2015 Plan have been adjusted for the September 2018 bonus issue.

For additional information on our stock incentive compensation plans, see Note 2.17 Employees’ Stock Options Plans under Item 18 of this Annual Report on Form 20-F.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of May 24, 2024, certain information with respect to beneficial ownership of equity shares held by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of May 24, 2024. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors and officers include equity shares owned by their family members to which such directors and officers disclaim beneficial ownership.

	Class of security	No. of shares beneficially held		% of class of shares	No. of shares beneficially held		% of class of shares	No. of shares beneficially held		% of class of shares
Name of the beneficial owner	Equity	May 24, 2024			March 31, 2023			March 31, 2022
Shareholding of all directors and officers as a group	Equity	102,168,475	(1)	2.46	102,037,507	(2)	2.46	102,061,184	(3)	2.43
Life Insurance Corporation of India	Equity	395,772,200		9.53	2,982,44,977		7.19	243,347,641		5.78

1)
Comprised 102,168,475 shares owned by directors and officers and includes stock options which have vested and yet to be exercised.
(a)
Includes 2,754 Equity shares jointly held by Bobby Parikh with his spouse as the first holder.

(b)
Includes 2,834 PSUs vested on June 1, 2024 of Inderpreet Sawhney.
(c)
Includes 667 PSUs vested on June 1, 2024 and 2,667 PSUs vested on March 31, 2024 totaling to 3,334 of Shaji Mathew.
(d)
Includes 6,874 stock options vested on November 1, 2019 and 6,876 stock options vested on November 1, 2020, totaling to 13,750 stock options and 1,234 PSUs vested on June 1, 2024 of Jayesh Sanghrajka.

The percentage of ownership is calculated on 4,151,895,295 equity shares.

2)
Comprised of 102,037,507 shares owned by directors and officers. The percentage of ownership is calculated on 4,148,560,044 equity shares
3)
Comprised of 102,061,184 shares owned by directors and officers. The percentage of ownership is calculated on 4,206,738,641 equity shares.

Our ADSs are listed on the NYSE. Each ADS currently represents one equity share of par value ₹5/- per share. ADSs are registered pursuant to Section 12(b) of the Exchange Act and as of May 24, 2024, held by 68,526 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors ("FIIs"), Foreign Portfolio Investors ("FPIs") and Non-Resident Indians ("NRIs"). As of May 24, 2024, 29.74% of our equity shares were held by these FIIs, FPIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs, FPIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

Major shareholders do not have differential voting rights with respect to the equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government, by any other corporation or by any other natural or legal person. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.

RELATED PARTY TRANSACTIONS

Refer to Note 2.20 ‘Related party transactions’ in Item 18 of this Annual Report for details relating to related party transactions.

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

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

▪
Report of Independent Registered Public Accounting Firm.
▪
Consolidated Balance Sheet as of March 31, 2024, and 2023.
▪
Consolidated statements of comprehensive income for the years ended March 31, 2024, 2023 and 2022.
▪
Consolidated statements of changes in equity for the years ended March 31, 2024, 2023 and 2022.
▪
Consolidated statements of cash flows for the years ended March 31, 2024, 2023 and 2022.
▪
Notes to the consolidated financial statements.

Export revenue

For fiscal 2024, 2023 and 2022, we generated $18,093 million, $17,734 million and $15,831 million, or 97.5%, 97.4% and 97.1% of our total revenues of $18,562 million, $18,212 million and $16,311 million, respectively, from the export of our products and rendering of services outside of India.

Legal proceedings

This information is set forth under Item 4 under the heading “Legal proceedings” and such information is incorporated herein by reference.

Capital allocation policy

The Company’s present capital allocation policy effective fiscal 2020 is to pay approximately 85% of the free cash flow* cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any.

Effective from fiscal 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow* cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

*Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

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

Dividend Distribution Policy

As per Regulation 43A of the SEBI LODR the top 500 listed companies shall formulate a dividend distribution policy. Accordingly, the policy was adopted to set out the parameters and circumstances that will be taken into account by the Board in determining the distribution of dividend to its shareholders and / or retaining profits earned by the Company. The dividend policy is filed as an exhibit to this Annual Report on Form 20-F. The policy is available on our website: https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx

Refer to Note 2.15 ‘Equity’ in Item 18 of this Annual Report for details on buyback completed and dividend recognized by the Company during the three years ending March 31, 2024.

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

As of May 24, 2024, we had 4,151,895,295 equity shares issued and outstanding. There were 68,526 record holders of ADRs, evidencing 427,861,132 ADSs (each ADS currently represents one equity share). As of May 24, 2024, there were 3,047,367 record holders of our equity shares listed and traded on the Indian stock exchanges.

All translations from Indian rupees to U.S. dollars are based on fixing rate in the city of Mumbai on March 31, 2024 for cable transfers in Indian rupees as published by the FEDAI, which was ₹83.41 per $1.00.

On June 21, 2024, the closing price of equity shares on the BSE was ₹1,531.70 equivalent to $18.33 per equity share and on the NSE was ₹1,532.70 equivalent to $18.35 per equity share based on the exchange rate on that date and on June 21, 2024, the closing price of ADSs on the NYSE was $18.06 per ADS.

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

Our Articles of Association provide that the minimum number of directors shall be three and the maximum number of directors shall be fifteen unless approval from shareholders is obtained by a special resolution to appoint more than 15 directors. As of March 31, 2024, we had nine directors. As per the Indian Companies Act, 2013, unless the Articles of Association of a company provide for all directors to retire at every AGM, not less than two-third of the non-independent directors of a public company are liable to retire by rotation and one-third of such directors must retire by rotation, while the remaining two-third may remain on the Board until they resign or are removed. Our Articles of Association require one-third of such of the directors, as are liable to retire by rotation as per the Indian Companies Act, 2013 (excluding independent directors), to retire from office every year, and the directors whose office of directorship has been the longest shall mandatorily retire by rotation. Retiring directors qualify for reappointment. Executive directors are appointed by the shareholders for a maximum period of five years but are eligible for reappointment upon completion of their term. An independent director shall hold office for a term of up to five consecutive years and will be eligible for reappointment on the passing of a special resolution by the shareholders.

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

General

Our authorized share capital is ₹24,000,000,000 (Rupees two thousand four hundred crore only) divided into 4,800,000,000 (four hundred and eighty crore only) equity shares, having a par value of ₹5/- per share. As of March 31, 2024, 4,150,867,464 equity shares were issued, outstanding and fully paid, out of which controlled trust holds 10,916,829 equity shares under the 2015 Plan. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2024, we had 8,158,108 and 8,023,855 options outstanding to purchase equity shares under the 2015 and 2019 Plans, respectively. For the purpose of this Annual Report on Form 20-F, “shareholder” means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position maintained by the depositories.

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

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on December 7, 2022, and was completed on February 13, 2023. During this buyback period, we had purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,300 crore (excluding transaction costs and tax on buyback) ($1,130 million). We funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

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

The shareholders approved the proposal of buyback of equity shares recommended by the Board at our annual general meeting held on June 19, 2021. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021, and was completed on September 8, 2021. During this buyback period we purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,648.53/- per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback) ($1,243 million). We funded the buyback from our free reserves including Securities Premium as explained in Section 68 of the Indian Companies Act, 2013.

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

Any issue of bonus shares would be subject to the guidelines issued by SEBI in this regard. The relevant SEBI guidelines prescribe that no company shall announce its bonus issue and issue any equity shares by way of bonus unless it is authorized by its articles of association, has received approval from the stock exchanges for listing and trading of all the securities, excluding options granted to employees pursuant to an employee stock option scheme and convertibles securities, issued by the company prior to the issuance of bonus shares, has made reservation of equity shares of the same class in favor of the holders of outstanding compulsorily convertible debt instruments, if any, in proportion to the convertible portion thereof (which may be issued at the time of conversion of the debt instruments on the same terms or same proportion at which the bonus shares were issued). The bonus issue must be made out of free reserves, securities premium account or capital redemption reserve account, and built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless the partly paid shares, if any existing, are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. A company is not allowed to declare bonus in lieu of dividend. The allotment of shares in a bonus issue can be made only in the dematerialized form. Further a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees such as contribution to provident fund, gratuity, bonus, etc. The issuance of bonus shares must be implemented within 15 days from the date of approval by the Board (where shareholders’ approval is not required), provided that where the company is required to seek shareholders’ approval for capitalization of profits or reserves for making the bonus issue, it shall be implemented within two months from the date of approval by the Board. The bonus issue cannot be withdrawn after the decision to make a bonus issue has been announced.

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

Register of Shareholders, Record Dates, Transfer of Shares

We maintain a register of shareholders held in electronic form through National Securities Depository Limited and the Central Depository Services (India) Limited. To determine which shareholders are entitled to specified shareholder rights such as a dividend or a rights issue, we may close the register of shareholders for a specified period not exceeding 30 days at one time. The date on which this period begins is the record date. The Indian Companies Act, 2013 and the Listing Regulations requires us to give at least seven working days’ prior notice to the public in the prescribed manner before such closure, unless a lesser period is specified by the SEBI. We may not close the register of shareholders for more than thirty consecutive days at any one time, and in no event for more than forty-five days in a year. The Listing Regulations also prescribe that there should be a time gap of at least thirty days between two record dates.

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

The SEBI vide its amendment notification dated June 8, 2018, and through additional clarification dated May 27, 2019, had clarified that effective April 1, 2019, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository. Subsequently, the SEBI by way of a notification dated January 24, 2022, which amended certain provisions of the Listing Regulations, did away with the carve-out provided for transmission and transposition of securities. Pursuant to the said amendment, the transmission or transposition of securities held in physical or dematerialized form can be effected only in dematerialized form. Further, pursuant to the SEBI Master Circular for Registrars to an Issue and Share Transfer Agents dated May 7, 2024 which replaced and rescinded the SEBI circular dated January 25, 2022, all listed companies have been mandated to issue securities only in dematerialized form, while processing the following service requests: (a) issue of duplicate securities certificate; (b) claim from unclaimed suspense account; (c) renewal / exchange of securities certificate; (d) endorsement; (e) sub-division / splitting of securities certificate; (f) consolidation of securities certificates / folios; (g) transmission; and (h) transposition.

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

Declaration of Significant beneficial ownership in the Company

Section 90 of the Companies Act, 2013 requires individual shareholders who acting alone or together, or through one or more persons or trust, including a trust and persons resident outside India, holding beneficial interest of not less than 10% in shares of a company or the right to exercise, or the actual exercising of significant influence or control over the company shall make a declaration to the company, specifying the nature of his interest. The Companies (Significant Beneficial Ownership) Rules, 2018 (as amended from time to time) prescribe the thresholds and applicable rules for identifying a 'significant beneficial owner' and provides for filings and disclosures to be made in the event of change in details. Any person failing to submit the required disclosures is punishable with a minimum fine of fifty thousand rupees which may extend to two lakh rupees. Where the failure is a continuing one, the individual will be levied a further fine which may extend to one thousand rupees for every day after the first during which the failure continues. Further, pursuant to the notification of the Companies (Management and Administration) Second Amendment Rules, 2023 a designated person within the company is now responsible for providing information to the Registrar of Companies with respect to beneficial interest in shares of the company.

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

There can be no assurance that shares offered by an ADS investor in any buyback of shares by us will be accepted by us. Any conversion of ADS into underlying equity shares and re-conversion of such equity shares into ADS is currently subject to limits of permissible foreign shareholding in the Company. Foreign investment of up to 100% of our share capital is currently permitted by Indian laws. Participation by ADS holders to in a buyback is also subject to Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, Circular on framework for issue of Depositary Receipts dated October 10, 2019 read with circular SEBI/HO/MRD2/DCAP/CIR/P/2 dated November 28, 2019, SEBI/HO/MRD/DCAP/CIR/P/2020/190 dated October 01, 2020 and SEBI/HO/MRD2/DCAP/CIR/P/2020/243 dated December 18, 2020 which were subsequently rescinded and replaced by SEBI Mater Circular for Depositories dated October 6, 2023 and also subject to such approvals, if and to the extent necessary or required from concerned authorities including, but not limited to, approvals from the RBI under Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any. ADS investors are advised to consult their legal advisors for advice prior to participating in any buyback by us, including advice related to any related regulatory approvals and tax issues.

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

The acquisition of shares or voting rights which entitles the acquirer and persons acting in concert with him to exercise 25% or more of the voting rights in or control over the target company triggers a requirement for the acquirer and the persons acting in concert with him to make an open offer to acquire at least 26% of the total shares of the target company for an offer price determined as per the provisions of the Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is agreed to acquire such shares or voting rights in, or control over the target company. However, acquisition beyond 5% but up to 10% of the voting rights in a target company was permitted for the financial year of 2020-2021, if the acquisition was by a promoter pursuant to preferential issue of equity shares by the target company.

Where the public shareholding in the target company is reduced to a level below the limit specified in the Securities Contract (Regulation) Rules, 1957 (“SCRR”) read with the Listing Regulations on account of shares being acquired pursuant to an open offer, the acquirer is required to take necessary steps as permitted under SEBI Master Circular SEBI/HO/CFD/PoD2/CIR/P/2023/120 dated July 11, 2023 (which rescinded SEBI circular SEBI/HO/CFD/PoD2/P/CIR/2023/18 dated February 3, 2023) circular SEBI/HO/CFD/PoD2/P/CIR/2023/18 dated February 3, 2023 to facilitate compliance with the public shareholding threshold within the time prescribed in the SCRR. Pursuant to amendments to the Takeover Code dated December 6, 2021, an acquirer can make an offer for delisting the company if such acquirer declares his intention to do so at the time of making the public announcement of an open offer as well as at the time of making the detailed public statement in accordance with the provisions of the Takeover Code, provided that if the open offer is for an indirect acquisition that is not a deemed direct acquisition under sub-regulation (2) of regulation 5 of the Takeover Code, the declaration of the intent to so delist is required to be made initially only in the detailed public statement. Where the target company fails to get delisted pursuant to such delisting offer, but which results in the shareholding of the acquirer exceeding the maximum permissible non-public shareholding threshold, the acquirer can undertake a further attempt to delist the target company in accordance with the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021 (“Delisting Regulations”) during the period of 12 months from the date of completion of the open offer, subject to the acquirer continuing to exceed the maximum permissible non-public shareholding in the target company. Further, upon failure of the further delisting attempt, the acquirer shall ensure compliance of the minimum public shareholding requirement of the target company under the SCRR within a period of 12 months from the end of the aforesaid period. Subject to the above, if the shareholding of the acquirer exceeds the maximum permissible non-public shareholding in the company pursuant to an open offer, the acquirer will not be eligible to make a voluntary delisting offer under the Delisting Regulations, unless 12 months have elapsed from the date of the completion of offer period.

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

As of March 31, 2024, our public shareholding was approximately at 84.99%.

Voting Rights of Deposited Equity Shares Represented by ADSs

Under Indian law, voting in relation to the equity shares is by show of hands unless a poll is demanded by a member, or members present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares on which an aggregate sum of not less than ₹5,00,000 or such higher amount as may be prescribed has been paid-up. However, every company whose equity shares are listed on a recognized stock exchange and every company having not less than one thousand members shall provide to its members a facility to exercise their right to vote on resolutions proposed to be considered at a general meeting by electronic means. The Listing Regulations now provide that an e-voting facility must be mandatorily provided to shareholders in respect of all shareholders’ resolutions to in accordance with the procedure prescribed in the Indian Companies Act, 2013.

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

Salil Parekh’s employment agreement provides for an annual salary, variable pay, stock compensation, employee benefits, vacation, expenses, minimum and maximum remuneration. The agreement also provides that Salil Parekh and the Company will provide each other with 90 days’ notice prior to terminating the agreement for reasons other than Cause or Good Reason (each as defined in the agreement). Salil Parekh may be entitled to severance benefits depending on the circumstances of his termination of employment.

The Company has not entered into any material contracts, other than contracts with its CEO during the two years immediately preceding publication of this Form 20-F. The employment agreement has been filed previously with our Annual Report on Form 20-F.

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
p.
Rupee denominated bonds or units issued by Infrastructure Debt Funds, provided this will include such instruments issued on or after November 22, 2011, and held by FPIs;
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

ADSs Issue of securities through the depository receipt mechanism

Issue of securities through the depository receipt mechanism by Indian companies is governed by the Companies Act, 2013, the Companies (Issue of Global Depository Receipts) Rules, 2014 (Depository Receipts Rules) and the Depository Receipts Scheme, 2014 (the “DR Scheme”) and SEBI Master Circular for Depositories dated October 6, 2023.

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

Under the DR Scheme, an Indian company, listed or unlisted, private or public, is permitted to issue or transfer permissible securities to a foreign depository for the purpose of issue of a Depository Receipt (“DR”) if such company has not been specifically prohibited from accessing capital markets or dealing in securities subject to the conditions prescribed therein. However, the SEBI vide its circular dated October 10, 2019 which was subsequently rescinded and replaced by Master Circular for Depositories dated October 6, 2023 (“SEBI Master Circular”), has now restricted the scope of issuance of DRs to Companies incorporated in and listed on a recognized stock exchange in India. Permissible securities as per the SEBI Master Circular have been defined to mean equity shares and debt securities, which are in dematerialized form and rank pari passu with the securities issued and listed on a Recognized Stock Exchange.

The SEBI Master Circular has notified a detailed framework for issuance of DRs by a listed Indian company. The framework sets out eligibility requirements as well as certain obligations to be complied with by issuers of DRs. The circular issued on October 1, 2020, on Framework for monitoring of foreign holding in Depository Receipts, requires listed companies to appoint one of the Indian Depository as the "Designated Depository" for the purpose of monitoring of limits in respect of DRs. Further, the Depository Receipts (Amendment) Scheme, 2019 (the “DR Circular”) has also been notified on October 7, 2019, which amends the definition of 'permissible jurisdiction', inter alia, to include the International Financial Services Centre in India.

Previously, under the DR Scheme, companies were only required to comply with eligibility requirements pertaining to prohibition from accessing capital markets or dealing in securities. However, the current framework now prescribes certain additional requirements including not being declared as a willful defaulter or a fugitive economic offender.

In addition to the requirements under the Companies Act, 2013 the SEBI Master Circular and the DR Scheme, the current framework as under the DR Circular sets out certain additional requirements for issuances of DRs. A permissible holder i.e., holder of DRs (including its beneficial owner) excludes an Indian and a non – resident Indian, which is over and above the requirements of the DR Scheme. However, in case of issue of DRs to NRIs pursuant to share based employee benefit schemes which are implemented by a company in terms of SEBI (Share Based Employee Benefits) Regulations 2014, a bonus issue and a rights issue, an NRI will not be excluded as a 'permissible holder' of DRs.

The Company has complied with the provisions of the DR Circular, including subsequent notifications issued by SEBI in this regard, as applicable to the Company.

A ‘permissible jurisdiction’ for the purpose of the SEBI Master Circular means jurisdictions as may be notified by the Central Government from time to time, pursuant to notification no. G.S.R. 669(E) dated September 18, 2019, in respect of sub-rule 1 of rule 9 of Prevention of Money-Laundering (Maintenance of Records) Rules, 2005. A list of 'permissible jurisdictions' has been subsequently notified by the Central Government vide a notification dated November 28, 2019. Accordingly, SEBI vide its circular dated November 28, 2019, notified the list of 'permissible jurisdictions' pursuant to the SEBI Master Circular.

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

The summary provided above is based on laws applicable as of March 31, 2024, and is not intended to constitute a complete analysis of all laws applicable to the Company and its securities or a substitute for professional legal advice.

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

Further in case of Indian citizens or a person of Indian origin living abroad visiting India having total income, other than income from foreign source, exceeding Rs. 15 lakhs, the period of stay would be considered at 120 days as against 182 days as provided above. Further such person would be treated at Not Ordinarily Resident (“NOR”) if his stay is India is less than 182 days. In this regard, foreign source has been defined to include income which accrues or arises outside India, except income derived from a business controlled in or a profession set up in India and which is not deemed to accrue or arise in India. Further, this provision shall not apply to a person resident in India.

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

A Company is a resident of India if it is an Indian Company or its place of effective management in that year, is in India. Individuals and companies that do not fulfill the above criteria would be treated as non-residents for purposes of the Income Tax Act.

Taxation of Distributions

The Finance Act 2020 has replaced Dividend Distribution Tax (“DDT”) with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In the light of the above changes under the Income Tax Act, Company paying dividend to shareholders is required to do withholding of tax at the applicable rates prescribed under Income Tax Act read along Tax Treaty with respective countries (together with MLI as applicable) subject to conditions specified under the Income Tax Act.

Further, the Finance Act 2020 amended section 57 of the Income Tax Act to provide that no deduction shall be allowed from dividend income in the hands of shareholders, other than deduction on account of interest expense incurred for earning this dividend and in any previous year such deduction shall not exceed twenty percent of the dividend income included in the total income for that year without deduction under section 57 of the Income Tax Act.

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
•
The Finance Act, 2018 has amended the Income Tax Act to provide that Long Term Capital Gain exceeding ₹100,000 arising from sale of equity shares in a company or a unit of an equity-oriented fund or a unit of a business trust will be taxable at a rate of 10%, subject to Securities Transaction Tax, or STT (described below) is paid both at the time of purchase and sale of such shares (or a unit of an equity-oriented fund or a unit of a business trust) and will not get the benefit of indexation. Thus, any transfer carried out after April 1, 2018, would result in Long Term Capital Gains in excess of ₹100,000 and will attract tax at the rate of 10%. Further if investments are made on or before January 31, 2018, a method of determining the Cost of Acquisition (“COA”) of such investments has been specifically laid down. The COA of such investments shall be deemed to be the higher of –

1.
The actual COA of such investments; and
2.
The lower of –
o
Fair Market Value (“FMV”) of such investments as on January 31, 2018; and
o
the Full Value of Consideration received or accruing as a result of the transfer of the capital asset i.e., the Sale Price.

With respect to assets listed as on January 31, 2018, the FMV would be the highest price quoted on the recognized stock exchange on January 31, 2018. In case there is no trading of the said asset in such stock exchange, the highest price on a day immediately preceding January 31, 2018, shall be considered to be the FMV; and

•
Short-term capital gain on sale of equity shares in a company (or a unit of an equity-oriented fund or a unit of a business trust) is taxed at 15% as increased by the applicable surcharge and Health and education cess, if it is settled on a recognized stock exchange and STT is paid on such sale.

The applicable rate of surcharge are as follows:

Total Taxable Income Range	For a Domestic Company	For a Foreign Company
More than ₹10,000,000 but not more than ₹100,000,000	7%	2%
More than ₹100,000,000	12%	5%

The taxes and applicable surcharge will be increased by incremental levy known as ‘Health and Education cess’ at 4%. Securities Transaction Tax (STT): STT is leviable on sale and purchase of equity shares and derivates in a recognised stock exchange. STT is levied as follows:

Type of transaction	Rate of STT	Levied on
Sale of Equity shares (Delivery based)	0.1% of the transaction value of securities	Both Buyer and Seller
Sale of Equity shares (Non-delivery based)	0.025% of the transaction value of the securities	Seller
Sale of option in securities	0.0625% of the option premium	Seller
Sale of option in securities, where option is exercised	0.125% of the Intrinsic value( i.e., settlement price minus strike price)	Buyer
Sale of futures in securities	0.0125% of transaction value	Seller

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

Taxation for buyback of equity shares –

a.
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

Subject to certain conditions and limitations, including the Passive foreign investment company (“PFIC”) rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if the Company is deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States, including the Treaty. Based on existing guidance, it is not clear whether a dividend on an equity share will be treated as a qualified dividend, because the equity shares are not themselves listed on a U.S. exchange. However, the Company may be eligible for benefits under the Treaty. A corporation is not a qualified foreign corporation if it is a PFIC in the current taxable year or the prior taxable year (as discussed below).

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for Fiscal 2024. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:

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

Fees and other payments made by the depositary

During fiscal 2024, expenses aggregating approximately $432,103 were incurred by the Depositary in relation to our ADS program, including approximately:

•
$420,127 towards payment made to proxy processing firms for mailing the notice, proxy card and other interim communications to ADS holders or their brokers including dividend re-investment and transfer fees.
•
$11,976 towards payments made to Ipreo for weekly and monthly Market intelligence ADR Reports.

For the year ended March 31, 2024, the Depositary has made payments to Infosys totaling to approximately $5.3 million (post deduction of withholding tax) which we may use for investor relations activities related to the ADR program, including the production of annual reports and Form 20-F filings, listing fees, road shows, investor targeting, peer analysis, perception studies, postage for mailing annual and interim reports and other communications to ADR holders, broker conferences, analyst events, etc. Under certain circumstances, including termination of our ADS program or removal of our Depositary, we may be required to repay to the Depositary a portion of the amounts reimbursed in prior periods.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our CEO and CFO, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at March 31, 2024. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO and CFO, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2024. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2024.

Our independent registered public accounting firm, Deloitte Haskins & Sells LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Infosys Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Infosys Limited (the “Company”) and subsidiaries (the “Group”) as of March 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2024, of the Group and our report dated June 24, 2024, expressed an unqualified opinion on those consolidated financial statements and included an emphasis of matter paragraph that the Company may incur additional indemnities or damages/claims, which are indeterminable at the date the financial statements are issued, as a result of a cybersecurity incident in a subsidiary because of reasons stated in the note 2.6.2 to the consolidated financial statements.

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

June 24, 2024

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of our annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2024 and 2023:

	(Dollars in millions)
Type of Service	Fiscal 2024	Fiscal 2023	Description of Services
(a) Audit Fees	2.4	2.3	Audit and review of financial statements
(b) Audit Related Fees	0.7	0.3	Certificates, testing and other audit related services
(c) Tax Fees	0.3	0.5	Tax returns, filing and advisory services
(d) All Other Fees	0.2	0.1	Other advisory services
Total	3.6	3.2

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Buyback completed in February 2023

The shareholders, through a special resolution passed through postal ballot concluded on December 2, 2022, the results of which were declared on December 3, 2022, had approved the proposal of the Company to buyback from the open market through Indian stock exchanges its own fully paid-up equity shares of face value of ₹5/- each payable in cash, for an amount aggregating up to ₹9,300 crore (maximum buyback size, excluding buyback tax)

at a price not exceeding ₹1,850/- per equity share. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on December 7, 2022, and was completed on February 13, 2023. During this buyback period, the Company purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,300 crore (excluding transaction costs and tax on buyback) ($1,130 million). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

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

* Represents price for the period between December 7, 2022, to February 10, 2023.

Buyback completed in September 2021

The shareholders approved the proposal of the buyback of equity shares in the Annual General meeting held on June 19, 2021, from the open market route through Indian stock exchanges of up to ₹9,200 crore (maximum buyback size) at a price not exceeding ₹1,750/- per share. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The buyback of equity shares through Indian stock exchanges commenced on June 25, 2021, and was completed on September 8, 2021. During this buyback period, the Company purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,648.53/- per equity share comprising 1.31% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback) ($1,243 million). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

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

* Represents price for the period between June 25, 2021, to September 6, 2021.

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

Some of the key differences between the requirements in India as per the currently applicable listing regulations and those as per the NYSE Listing requirements are as follows:

1.
The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (SEBI LODR) mandates that for a company with a non-executive Chairman, such as our Company, at least one-third of the board should be independent directors. On the other hand, NYSE listing requirements specify that a majority of the Board must consist of independent directors. As of March 31, 2024, the Board had nine members, one of whom is an executive director, a non-executive and non-independent Chairman and seven independent directors.
2.
The SEBI LODR requires that two-thirds of the members of the Audit Committee be independent directors while the NYSE Listed Company Manual specifies that all the members of the Audit Committee must be independent directors. Our Audit Committee consists only of independent directors.
3.
The SEBI LODR requires that at least one director shall be a woman director and the board of directors of the top 500 listed entities shall have at least one independent woman director by April 1, 2019. Further SEBI LODR required, effective April 1, 2020, the board of directors of the top 1,000 listed companies shall have at least one independent woman director. Infosys’ Board has two women independent director as of March 31, 2024.
4.
Criteria for determining the independence of directors also differs between the NYSE listing standards and the SEBI LODR. However, we follow the criteria prescribed under both jurisdictions.

Under the Section 402.04 of the NYSE Listed Company Manual, actively operating companies that maintain a listing on the NYSE are required to solicit proxies for all meetings of shareholders. However, Section 105 of the Indian Companies Act, 2013, prohibits a company incorporated under that Act from soliciting proxies. Because we are prohibited from soliciting proxies under Indian law, we will not meet the proxy solicitation requirement of Section 402.04 of the NYSE Listed Company Manual. However, as described above, we give written notices of all our shareholder meetings to all the shareholders, and we also file such notices with the SEC. Under our listing agreements with Indian stock exchanges, we have a Stakeholders Relationship Committee which is not a requirement under the NYSE Listed Company Manual.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

In May 2015, SEBI introduced the SEBI (Prohibition of Insider Trading) Regulations, 2015 (“PIT Regulations”) replacing the earlier framework of the SEBI (Insider Trading) Regulations, 1992. It was introduced with an aim of bringing the basic framework governing the regime of insider trading practices in line with the dynamic global scenario and tightening the gaps of the existing norms.

We have adopted insider trading policies and procedures to regulate, monitor and report trading by all Insiders (as defined in the Insider Trading Policy) including the Designated Persons and Immediate Relatives of Designated Persons as defined in the Code to promote compliance with the SEBI (Prohibition of Insider Trading) Regulations, 2015 (as amended from time to time) and the applicable US securities laws.

The Code of Conduct for Prohibition of Insider Trading is filed as exhibits to the Annual Report on Form 20-F.

Item 16K. Cybersecurity

The main objective of the Infosys cybersecurity strategy is to ensure business continuity by ensuring the least disruption and fast response to an incident. This is managed through a cybersecurity framework and governance program built around the principle of improving our compliance posture through continuous monitoring of the threat landscape and trying to reduce / secure our attack surface. Infosys believes that an effective security culture would complement its cybersecurity objectives by reducing the risks for the enterprise. Infosys’s cybersecurity program is designed to ensure that required controls and processes are implemented, monitored, measured, and improved continuously to mitigate cyber risks across cybersecurity domains.

Risk management and strategy

Infosys maintains an integrated Enterprise Risk Management (ERM) framework that is implemented across the organization by the risk management office. Our ERM framework is developed with reference to Committee of Sponsoring Organizations (COSO) and International Organization for Standardization (ISO) 31000 and tailored to suit our unique business requirements. Our ERM framework is designed to encompass all of the Company’s risks, such as strategic, operational, and legal and compliance risks. The ERM function enables the achievement of the Company’s strategic objectives by identifying, analyzing, assessing, mitigating, monitoring, and governing any risks, vulnerabilities, or potential threat to these objectives. While this is the key driver, our values, culture, and commitment to stakeholders – employees, customers, investors, regulatory bodies, partners, and the community around us – are the foundation for our ERM framework. Our efforts to ensure the systematic and proactive identification of risks, and mitigation thereof, enables our organization to boost performance with effective and timely decision-making. Risks to the strategic goals are identified through a mix of top-down and bottom-up approaches and are included in a multi-layer risk register. Infosys’s ERM framework has defined organization-wide risk assessment guidelines and has set up an eight-layer governance structure, covering categories of risks. Risks identified in different functions including cybersecurity risks are presented at appropriate councils in the governance structure. Our ERM framework includes processes to escalate critical risks or cross-functional risks at each level to the next level in the ERM governance structure. ERM is also involved in defining the guidelines for incident management process at Infosys. Cybersecurity is one of the key enterprise risks monitored by the ERM and periodic updates on the risks and mitigations are provided as per the governance structure guidelines.

Infosys Cyber Risk Management is a robust program to identify, analyze, prioritize, treat, and monitor cyber risks and vulnerabilities across the enterprise. The cyber risk assessment framework is aligned to ISO 31000, ISO 27001, and ISO 27005. Our established Cyber Risk Management processes are further aligned and integrated with Infosys’s ERM framework to ensure standardization of the entire risk management lifecycle across the enterprise for cross-functional risk analysis, as well as reporting to the management. Infosys’s Cyber Risk Management processes are focused on protecting information, information processing assets and facilities so that Infosys’s ability to conduct business is assured. Along with this, the vulnerability management program at Infosys is built on a remediation strategy that focuses on threat-based prioritization, vulnerability ageing analysis and continuous tracking. Infosys’s third-party security risk management program is designed to ensure effective management of potential security risks and vulnerabilities across the various stages of supplier engagement through strong governance processes and is coupled with monitoring of various security metrics, threat intel tracking and periodic risk assessments.

Multiple committees and sub councils starting at the board level (as described below) to the department functional level have been institutionalized to enable focused governance and continuous monitoring of cyber risks at all levels.

As cybersecurity risks are constantly evolving and becoming complex, detecting, and defending such risks successfully and on time is very important. In addition to the internal risk management processes, Infosys partners with third-party security consultants on a periodic basis, in various engagements such as cybersecurity maturity assessments, gap analysis, evaluation of the effectiveness of security controls and processes, table-top exercises, and eDiscovery. These experts are well informed about the latest cyber trends and threat landscape and provide recommendations and guidance to address and respond to the risks. Any observations from such engagements are discussed with the senior management to determine any action to be taken to address the related findings.

On November 2, 2023, certain systems of McCamish, a subsidiary of Infosys BPM Limited (a wholly owned subsidiary of Infosys Limited), were encrypted by ransomware resulting in the non-availability of certain applications and system. That same day, McCamish, through outside counsel, engaged third-party cybersecurity experts to investigate and determine the nature and scope of the cybersecurity incident, assist with containment, and ensure no ongoing unauthorized activity. McCamish also promptly notified law enforcement. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems. The investigation determined that unauthorized activity occurred between October 29, 2023, and November 2, 2023. McCamish in coordination with its third-party eDiscovery vendor has identified up to approximately 6.5 million individuals whose information was subject to unauthorized access and exfiltration. The information associated with each individual varies, but the data as a whole includes information such as email and mailing addresses, phone numbers, birth dates, social security numbers and other identification numbers, usernames, passwords, financial and customer account numbers, policy numbers, salaries and personal medical information. McCamish has notified those customers whose end customers’ or individuals’ data was subject to unauthorized access and exfiltration. Where McCamish is considered the data owner, McCamish is in the process of informing individuals whose personal information was subject to unauthorized access and exfiltration. Loss of contracted revenues and costs incurred with respect to remediation, restoration, communication efforts, investigative processes and analysis, legal services and other services and costs amounted to $38 million as of March 31, 2024. McCamish may incur additional costs including indemnities or damages/claims, which are indeterminable at this time. In addition, two class action complaints arising out of the McCamish cybersecurity incident, purportedly on behalf of some or all individuals whose personally identifiable information was compromised or exposed to unauthorized third parties as a result of the cybersecurity incident, have been filed against McCamish and consolidated in the U.S. District Court for the Northern District of Georgia. These putative class actions seek various remedies, including monetary and injunctive relief. As of the date of this report, while we have not determined whether the incident is reasonably likely to have a material impact on our financial condition or results of operations, we currently do not expect that the incident will have a material impact on our business strategy.

For further information about the cybersecurity risks we face, potential impacts and the foregoing cybersecurity incident, see the section entitled “Risk Factors”.

Governance.

Infosys’s cybersecurity program is managed by a dedicated unit called the Information Security Group (ISG). Infosys has multi-layered controls with a defense-in-depth approach starting from a robust cybersecurity strategy supplemented by policies, processes, and controls (preventive, detective, and corrective).

A full-time Chief Information Security Officer (CISO) has the overall responsibility for the Infosys cybersecurity program. The ISG is led by a CISO with a rich industry experience in cybersecurity and in technology leadership across India, North America, Europe, and emerging markets, and is responsible for identifying, detecting, assessing, and mitigating potential risks and threats related to information technology systems, network, and data and ensuring necessary cybersecurity policies, processes and practices are established and implemented. The CISO collaborates closely with multiple teams within the ISG such as the Cyber Defense Centre, Technical Operations, Business Security, and Risk Management, and reviews various areas including the cyber threat landscape, security incidents, cyber risks, cybersecurity metrics, and technology implementations, and helps in making key decisions and strategic improvements. Infosys management plays a vital role in managing material risks from cybersecurity threats. The Infosys Board of Directors (the Board) and the senior management oversee the execution of the cybersecurity program through the CISO.

Infosys has set up a Risk Management Committee at Board level (RMC) which consists of only independent directors to assist the Board in fulfilling its corporate governance oversight responsibilities in regard to the identification, evaluation, and mitigation of strategic, operational, and external environment risks. The RMC has overall responsibility of monitoring, evaluating, and approving the ERM framework and associated practices of the Company. The Board has constituted the Cybersecurity Risk Subcommittee (Subcommittee) under the RMC. The Subcommittee consists of four independent directors. The objective of the Subcommittee is to assess cybersecurity related risks and the preparedness of the Company to mitigate and react to such risks.

A high-level working group, the Information Security Council (ISC), has been established. The ISC is responsible for governing and overseeing the Information Security Management System at Infosys. The ISC is the governing body on information security at Infosys which focuses on establishing, directing, and monitoring of the information security governance framework and reports to the Operational Risk Council and Legal & Compliance Risk Council.

The ISC meets on a periodic basis to discuss cybersecurity and other information security matters relevant to the Company and to oversee the Company’s adherence to its information security program. The Subcommittee receives updates from the Company’s management regarding cybersecurity matters and the Subcommittee meets periodically and recommends its findings, if any, to the RMC. As part of exercising its risk oversight, the Board receives periodic updates from the RMC with respect to cybersecurity and other information security matters.

At Infosys, as our employees operate in a hybrid model, we continued to remain vigilant on the evolving cybersecurity threat landscape. In our endeavor to maintain a robust cybersecurity posture, the team has remained abreast of emerging cybersecurity events globally, to achieve higher compliance and its continued sustenance. We are certified against the Information Security Management System (ISMS) Standard ISO 27001:2022. Additionally, we have also been attested on SSAE 18 and ISAE 3402 SOC 1 and SOC 2 by an independent audit firm.

During fiscal year 2024, our focus on cybersecurity personnel training, reskilling, and building a security culture of inclusive and collective ownership, enabling the developer community with dedicated courses and resource kits went ahead as planned, together with our overall initiatives on improving cybersecurity processes, technologies, and posture.

As an organization, we continue to review and strengthen our cybersecurity processes and controls across our entire network.

Part III

Item 17. Financial statements

See Item 18.

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the Board of Directors and Shareholders of Infosys Limited

In connection with the March 31, 2024, consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee:

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

Bengaluru, India June 24, 2024	Bobby Parikh Chairperson and Audit Committee Financial Expert	D. Sundaram Member, Audit Committee and Financial Expert	Michael Gibbs Member, Audit Committee

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

Deloitte Haskins & Sells LLP have conducted their audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) of the Company's consolidated financial statements for the years ended March 31, 2024, March 31, 2023, and March 31, 2022.

The Board of Directors has appointed an Audit Committee composed of outside directors. The Committee meets with the management, internal auditors, and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters.

Bengaluru, India June 24, 2024	Jayesh Sanghrajka Chief Financial Officer	Salil Parekh Chief Executive officer and Managing Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Infosys Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Infosys Limited (the “Company”) and subsidiaries (the "Group") as of March 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2024, expressed an unqualified opinion on the Group's internal control over financial reporting.

Emphasis of Matter

As described in Note 2.6.2 to the consolidated financial statements, in November 2023 a subsidiary of the Company was involved in a cybersecurity incident that resulted in loss of contracted revenues and costs, which are recorded in the consolidated financial statements. The Company may incur additional indemnities or damages/claims, which are indeterminable at the date the financial statements are issued, as a result of this incident.

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

Revenue Recognition - Refer to Notes 1.5(a) and 2.11 to the consolidated financial statements

Critical Audit Matter Description

The Group’s contracts with customers include contracts with multiple products and services. The Group derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings and business process management services. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement.

In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or service before it is transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent.

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

•
We selected a sample of contracts with customers and performed the following procedures:

‑	Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement.

‑

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

/s/ Deloitte Haskins & Sells LLP

Bengaluru, India

June 24, 2024

We have served as the Company’s auditor since fiscal 2018.

Infosys Limited and subsidiaries

Consolidated Balance Sheet as of March 31,

(Dollars in millions except equity share data)
	Note	2024	2023
ASSETS
Current assets
Cash and cash equivalents	2.1	1,773	1,481
Current investments	2.2	1,548	841
Trade receivables		3,620	3,094
Unbilled revenues	2.12	1,531	1,861
Prepayments and other current assets	2.4	1,473	1,336
Income tax assets	2.18	767	1
Derivative financial instruments	2.3	10	12
Total current assets		10,722	8,626
Non-current assets
Property, plant and equipment	2.7	1,537	1,679
Right-of-use assets	2.8	786	837
Goodwill	2.9	875	882
Intangible assets	2.9	167	213
Non-current investments	2.2	1,404	1,530
Unbilled revenues	2.12	213	176
Deferred income tax assets	2.18	55	152
Income tax assets	2.18	365	785
Other non-current assets	2.4	399	432
Total non-current assets		5,801	6,686
Total assets		16,523	15,312
LIABILITIES AND EQUITY
Current liabilities
Trade payables		474	470
Lease liabilities	2.8	235	151
Derivative financial instruments	2.3	4	10
Current income tax liabilities	2.18	430	412
Unearned revenues		880	872
Employee benefit obligations		314	292
Provisions	2.6	215	159
Other current liabilities	2.5	2,099	2,403
Total current liabilities		4,651	4,769
Non-current liabilities
Lease liabilities	2.8	767	859
Deferred income tax liabilities	2.18	216	149
Employee benefit obligations		11	10
Other non-current liabilities	2.5	273	301
Total liabilities		5,918	6,088
Equity
Share capital – ₹5/- ($0.16) par value 4,800,000,000 (4,800,000,000) authorized equity shares, issued and outstanding 4,139,950,635 (4,136,387,925) equity shares fully paid up, net of 10,916,829 (12,172,119) treasury shares each as of March 31, 2024 (March 31, 2023), respectively		325	325
Share premium		425	366
Retained earnings		12,557	11,401
Cash flow hedge reserve		1	–
Other reserves		1,623	1,370
Capital redemption reserve		24	24
Other components of equity		(4,396)	(4,314)
Total equity attributable to equity holders of the company		10,559	9,172
Non-controlling interests		46	52
Total equity		10,605	9,224
Total liabilities and equity		16,523	15,312
Commitments and contingent liabilities	2.6, 2.7 and 2.18

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income for the years ended March 31,

(Dollars in millions except equity share and per equity share data)
	Note	2024	2023	2022
Revenues	2.11	18,562	18,212	16,311
Cost of sales		12,975	12,709	10,996
Gross profit		5,587	5,503	5,315
Operating expenses:
Selling and marketing expenses		842	776	692
Administrative expenses		911	902	868
Total operating expenses		1,753	1,678	1,560
Operating profit		3,834	3,825	3,755
Other income, net	2.16	568	335	308
Finance cost		56	35	27
Profit before income taxes		4,346	4,125	4,036
Income tax expense	2.18	1,177	1,142	1,068
Net profit		3,169	2,983	2,968
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of the net defined benefit liability / asset, net		15	4	(11)
Equity instruments through other comprehensive income, net	2.2 and 2.18	2	(3)	12
		17	1	1
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	2.2 and 2.18	17	(30)	(6)
Fair value changes on derivatives designated as cash flow hedge, net	2.3 and 2.18	1	(1)	(1)
Exchange differences on translation of foreign operations		(117)	(697)	(320)
		(99)	(728)	(327)
Total other comprehensive income/(loss), net of tax		(82)	(727)	(326)
Total comprehensive income		3,087	2,256	2,642
Profit attributable to:
Owners of the company		3,167	2,981	2,963
Non-controlling interests		2	2	5
		3,169	2,983	2,968
Total comprehensive income attributable to:
Owners of the company		3,086	2,254	2,637
Non-controlling interests		1	2	5
		3,087	2,256	2,642
Earnings per equity share
Basic (in $ per share)		0.77	0.71	0.70
Diluted (in $ per share)		0.76	0.71	0.70
Weighted average equity shares used in computing earnings per equity share	2.19
Basic (in shares)		4,138,568,090	4,180,897,857	4,209,546,724
Diluted (in shares)		4,144,680,425	4,187,731,070	4,218,525,134

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(Dollars in millions except equity share data)
	Number of Shares (2)	Share capital	Share premium	Retained earnings	Other Reserves	Capital redemption reserve	Cash Flow Hedge Reserve	Other components of equity	Total equity attributable to equity holders of the company	Non- controlling interest	Total equity
Balance as of April 1, 2021	4,245,146,114	332	359	12,087	908	17	2	(3,263)	10,442	60	10,502
Changes in equity for the year ended March 31, 2022
Net Profit	—	—	—	2,963	—	—	—	—	2,963	5	2,968
Remeasurement of the net defined benefit liability/asset, net*	—	—	—	—	—	—	—	(11)	(11)	—	(11)
Equity instruments through other comprehensive income, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	12	12	—	12
Fair value changes on investments, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	(6)	(6)	—	(6)
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Notes 2.3 and 2.18)	—	—	—	—	—	—	(1)	—	(1)	—	(1)
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	(320)	(320)	—	(320)
Total comprehensive income for the period	—	—	—	2,963	—	—	(1)	(325)	2,637	5	2,642
Shares issued on exercise of employee stock options (Refer to Note 2.17)	3,674,152	—	2	—	—	—	—	—	2	—	2
Buyback of equity shares (Refer to Note 2.15)**	(55,807,337)	(4)	(86)	(1,409)	—	—	—	—	(1,499)	—	(1,499)
Transaction costs related to buyback* (Refer to Note 2.15)	—	—	—	(4)	—	—	—	—	(4)	—	(4)
Amount transferred to capital redemption reserve upon Buyback (Refer to Note 2.15)	—	—	—	(4)	—	4	—	—	—	—	—
Transfer to other reserves	—	—	—	(408)	408	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	146	(146)	—	—	—	—	—	—
Employee stock compensation expense (Refer to Note 2.17)	—	—	52	—	—	—	—	—	52	—	52
Income tax benefit arising on exercise of stock options	—	—	10	—	—	—	—	—	10	—	10
Dividends paid to non-controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(12)	(12)
Dividends(1)	—	—	—	(1,699)	—	—	—	—	(1,699)	—	(1,699)
Balance as of March 31, 2022	4,193,012,929	328	337	11,672	1,170	21	1	(3,588)	9,941	53	9,994
Impact on adoption of amendment to IAS 37#	–	–	–	(2)	–	–	–	–	(2)	–	(2)
	4,193,012,929	328	337	11,670	1,170	21	1	(3,588)	9,939	53	9,992
Changes in equity for the year ended March 31, 2023
Net profit	—	—	—	2,981	—	—	—	—	2,981	2	2,983
Remeasurement of the net defined benefit liability/asset, net*	—	—	—	—	—	—	—	4	4	—	4
Equity instruments through other comprehensive income, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	(3)	(3)	—	(3)
Fair value changes on investments, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	(30)	(30)	—	(30)
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Notes 2.3 and 2.18)	—	—	—	—	—	—	(1)	—	(1)	—	(1)
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	(697)	(697)	—	(697)
Total comprehensive income for the period	—	—	—	2,981	—	—	(1)	(726)	2,254	2	2,256
Shares issued on exercise of employee stock options (Refer to Note 2.17)	3,801,344	—	4	—	—	—	—	—	4	—	4
Buyback of equity shares (Refer to Note 2.15)**	(60,426,348)	(3)	(41)	(1,350)	—	—	—	—	(1,394)	—	(1,394)
Transaction costs related to buyback* (Refer to Note 2.15)	—	—	(3)	—	—	—	—	—	(3)	—	(3)
Amount transferred to capital redemption reserve upon Buyback (Refer to Note 2.15)	—	—	—	(3)	—	3	—	—	—	—	—
Transfer to other reserves	—	—	—	(380)	380	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	180	(180)	—	—	—	—	—	—
Employee stock compensation expense (Refer to Note 2.17)	—	—	63	—	—	—	—	—	63	—	63
Income tax benefit arising on exercise of stock options	—	—	6	—	—	—	—	—	6		6
Dividends paid to non-controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(3)	(3)
Dividends (1)	—	—	—	(1,697)	—	—	—	—	(1,697)	—	(1,697)
Balance as of March 31, 2023	4,136,387,925	325	366	11,401	1,370	24	—	(4,314)	9,172	52	9,224
Changes in equity for the year ended March 31, 2024
Net profit	—	—	—	3,167	—	—	—	—	3,167	2	3,169

Remeasurement of the net defined benefit liability/asset, net*	—	—	—	—	—	—	—	15	15	—	15
Equity instruments through other comprehensive income, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	2	2	—	2
Fair value changes on investments, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	17	17	—	17
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Notes 2.3 and 2.18)	—	—	—	—	—	—	1	—	1	—	1
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	(116)	(116)	(1)	(117)
Total comprehensive income for the period	—	—	—	3,167	—	—	1	(82)	3,086	1	3,087
Shares issued on exercise of employee stock options (Refer to Note 2.17)	3,562,710	—	1	—	—	—	—	—	1	—	1
Transferred on account of options not exercised	—	—	(19)	19	—	—	—	—	—	—	—
Transfer to other reserves	—	—	—	(357)	357	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	104	(104)	—	—	—	—	—	—
Employee stock compensation expense (Refer to Note 2.17)	—	—	77	—	—	—	—	—	77	—	77
Buyback of shares pertaining to non controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(2)	(2)
Dividends paid to non-controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(5)	(5)
Dividends (1)	—	—	—	(1,777)	—	—	—	—	(1,777)	—	(1,777)
Balance as of March 31, 2024	4,139,950,635	325	425	12,557	1,623	24	1	(4,396)	10,559	46	10,605

* net of taxes

** including tax on buyback $264 million and $256 million for the years ended March 31, 2023 and March 31, 2022 respectively

# Impact on account of adoption of amendment to IAS 37 Provisions, Contingent Liabilities and Contingents Assets

(1)
net of treasury shares
(2)
excludes treasury shares of 10,916,829 as of March 31, 2024, 12,172,119 as of March 31, 2023, 13,725,712 as of March 31, 2022, and 15,514,732 as of April 1, 2021, held by consolidated trust.
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

(Dollars in millions)
For the years ended March 31,	Note	2024	2023	2022
Operating activities:
Net profit		3,169	2,983	2,968
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.7, 2.8 and 2.9	565	524	466
Interest and dividend income		(138)	(139)	(108)
Finance cost		56	35	27
Income tax expense	2.18	1,177	1,142	1,068
Exchange differences on translation of assets and liabilities, net		11	21	15
Impairment loss recognized/(reversed) under expected credit loss model		15	35	23
Stock compensation expense		79	64	56
Provision for post sale client support		9	15	—
Interest receivable on income tax refund		(234)	—	—
Other adjustments		176	65	8
Changes in working capital
Trade receivables and unbilled revenues		(322)	(875)	(1,064)
Prepayments and other assets		(151)	(404)	(225)
Trade payables		11	(35)	200
Unearned revenues		21	103	299
Other liabilities and provisions		(182)	407	632
Cash generated from operations		4,262	3,941	4,365
Income taxes paid	2.18	(1,114)	(1,088)	(1,020)
Net cash generated by operating activities		3,148	2,853	3,345
Investing activities:
Expenditure on property, plant and equipment and intangibles		(266)	(319)	(290)
Deposits placed with corporation		(102)	(123)	(121)
Redemption of deposits placed with corporation		86	94	101
Interest and dividend received		110	120	109
Payment for acquisition of business, net of cash acquired	2.10	—	(113)	—
Payments to acquire Investments
Liquid mutual fund units and fixed maturity plan securities		(7,990)	(8,739)	(7,240)
Target maturity fund units		—	(49)	—
Certificates of deposit		(1,027)	(1,280)	(560)
Quoted debt securities		(184)	(228)	(786)
Commercial paper		(1,254)	(371)	—
Other investments		(2)	(2)	(3)
Proceeds on sale of Investments
Liquid mutual fund units and fixed maturity plan securities		7,818	8,890	7,186
Certificates of deposit		1,111	1,287	105
Quoted debt securities		203	318	494
Commercial paper		782	284	—
Equity and preference securities		—	12	—
Other investments		3	—	1
Escrow and other deposits pertaining to Buyback		—	(59)	(57)
Redemption of escrow and other deposits pertaining to Buyback		—	59	57
Other payments		(12)	(8)	(10)
Other receipts		16	9	9
Net cash used in investing activities		(708)	(218)	(1,005)
Financing activities:
Payment of lease liabilities		(245)	(151)	(125)
Payment of dividends		(1,777)	(1,697)	(1,703)
Payment of dividends to non-controlling interests of subsidiary		(5)	(3)	(11)
Shares issued on exercise of employee stock options		1	4	2
Payment towards purchase of non-controlling interest		(2)	—	—
Other payments		(88)	(59)	(17)
Other receipts		—	16	32
Buyback of equity shares including transaction costs and tax on buyback		—	(1,398)	(1,503)
Net cash used in financing activities		(2,116)	(3,288)	(3,325)
Net increase/(decrease) in cash and cash equivalents		324	(653)	(985)
Effect of exchange rate changes on cash and cash equivalents		(32)	(171)	(90)
Cash and cash equivalents at the beginning	2.1	1,481	2,305	3,380
Cash and cash equivalents at the end	2.1	1,773	1,481	2,305
Supplementary information:
Restricted cash balance	2.1	42	44	62

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

The Group's consolidated financial statements are authorized for issue by the Company’s Board of Directors on June 24, 2024.

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

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

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

1.6 Recent accounting pronouncements

1.6.1 Standards issued but not yet effective

New and revised IFRS Standards in issue but not yet effective:

Amendments to IFRS 16 Leases	:	Lease Liability in a Sale and Leaseback
Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments	:	Disclosure regarding supplier finance arrangements
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates	:	Lack of Exchangeability
IFRS 18 Presentation and Disclosures in Financial Statements	:	Presentation and Disclosures in Financial Statements
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures	:	Amendments to the Classification and Measurement of Financial Instruments

Amendments to IFRS 16

On September 22, 2022, International Accounting Standards Board (IASB) has issued amendments to IFRS 16 Leases, which added requirements explaining the subsequent measurement for a sale and leaseback transaction. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction.

The effective date for the adoption of this amendment is annual reporting periods beginning on or after January 1, 2024, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Amendments to IAS 7 and IFRS 7

On May 25, 2023 IASB has issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosure which requires entities to disclose information that enables users of financial statement to assess how supplier finance arrangements affect its liabilities and cash flows and to understand the effect of supplier finance arrangements on an entity’s exposure to liquidity risk and how the entity might be affected if the arrangements were no longer available to it.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2024, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Amendments to IAS 21

On August 15, 2023, IASB has issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

IFRS 18 – Presentation and Disclosures in Financial Statements

On April 9, 2024, IASB has issued IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 Presentation of Financial Statements from its effective date. IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. The new requirements are focused on the statement of profit or loss. IFRS 18 introduces three categories for income and expenses, that is, operating, investing and financing to improve the structure of the income statement. IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027, although early adoption is permitted. The Group is yet to evaluate the impact of the amendment.

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features.

The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, although early adoption is permitted. The Group is yet to evaluate the impact of the amendment.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)
	As of
	March 31, 2024	March 31, 2023
Cash and bank deposits	1,773	1,220
Deposits with financial institutions	—	261
	1,773	1,481

Cash and cash equivalents as of March 31, 2024, and March 31, 2023, include restricted cash and bank balances of $42 million and $44 million, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2 Investments

The carrying value of investments are as follows:

(Dollars in millions)
	As of
	March 31, 2024	March 31, 2023
Current investments
Amortized cost:
Quoted debt securities	—	18

Fair value through profit and loss:
Liquid mutual funds	313	119

Fair Value through Other comprehensive income:
Quoted debt securities	291	179
Certificates of deposit	365	435
Commercial Paper	579	90
	1,548	841
Non-Current investments
Amortized cost:
Quoted debt securities	211	215

Fair value through Other comprehensive income:
Quoted debt securities	1,093	1,221
Quoted equity securities	14	—
Unquoted equity and preference securities	11	24

Fair value through profit and loss:
Target maturity fund units	51	49
Others	24	21
	1,404	1,530
Total Investments	2,952	2,371
Investment carried at amortized cost	211	233
Investments carried at fair value through other comprehensive income	2,353	1,949
Investments carried at fair value through profit and loss	388	189

Note: Uncalled capital commitments outstanding as of March 31, 2024, and March 31, 2023, was $9 million and $11 million, respectively.

Refer to Note 2.3 for accounting policies on financial instruments.

Details of amounts recorded in other comprehensive income:

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2024
	Gross	Tax	Net
Quoted debt securities	19	(2)	17
Equity and preference securities	1	1	2

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2023
	Gross	Tax	Net
Quoted debt securities	(31)	1	(30)
Equity and preference securities	(3)	–	(3)

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2022
	Gross	Tax	Net
Quoted debt securities	(9)	3	(6)
Equity and preference securities	15	(3)	12

Method of fair valuation:

(Dollars in millions)
		Fair value
		As of March 31
Class of investment	Method	2024	2023
Liquid mutual funds- carried at Fair value through profit or loss	Quoted price	313	119
Target maturity fund units- carried at Fair value through profit or loss	Quoted price	51	49
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	236	261
Quoted debt securities- carried at Fair value through other comprehensive income	Quoted price and market observable inputs	1,384	1,400
Commercial Paper- carried at Fair value through other comprehensive income	Market observable inputs	579	90
Certificate of deposits- carried at Fair value through other comprehensive income	Market observable inputs	365	435
Unquoted equity and preference securities- carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	11	24
Quoted equity securities - carried at fair value through other comprehensive income	Quoted price	14	—
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	24	21
		2,977	2,399

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

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2024, were as follows:

(Dollars in millions)
		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortised cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	1,773	—	—	—	—	1,773	1,773
Investments (Refer to Note 2.2)
Liquid mutual funds	—	—	313	—	—	313	313
Target maturity fund units	—	—	51	—	—	51	51
Quoted debt securities	211	—	—	—	1,384	1,595	1,620(1)
Certificates of deposit	—	—	—	—	365	365	365
Commercial Papers	—	—	—	—	579	579	579
Quoted equity securities	—	—	—	14	—	14	14
Unquoted equity and preference securities	—	—	—	11	—	11	11
Unquoted investments others	—	—	24	—	—	24	24
Trade receivables	3,620	—	—	—	—	3,620	3,620
Unbilled revenues (Refer to Note 2.12) (3)	1,151	—	—	—	—	1,151	1,151
Prepayments and other assets (Refer to Note 2.4)	694	—	—	—	—	694	684(2)
Derivative financial instruments	—	—	7	—	3	10	10
Total	7,449	—	395	25	2,331	10,200	10,215
Liabilities:
Trade payables	474	—	—	—	—	474	474
Lease liabilities	1,002	—	—	—	—	1,002	1,002
Derivative financial instruments	—	—	4	—	—	4	4
Financial liability under option arrangements (Refer to Note 2.5)	—	—	72	—	—	72	72
Other liabilities including contingent consideration (Refer to Note 2.5)	1,887	—	—	—	—	1,887	1,887
Total	3,363	—	76	—	—	3,439	3,439

(1)
On account of fair value changes including interest accrued
(2)
Excludes interest accrued on quoted debt securities carried at amortized cost of $10 million
(3)
Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as of March 31, 2023, were as follows:

(Dollars in millions)
		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortised cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	1,481	—	—	—	—	1,481	1,481
Investments (Refer to Note 2.2)
Liquid mutual funds	—	—	119	—	—	119	119
Target maturity fund units	—	—	49	—	—	49	49
Quoted debt securities	233	—	—	—	1,400	1,633	1,661(1)
Certificate of deposit	—	—	—	—	435	435	435
Commercial Papers	—	—	—	—	90	90	90
Unquoted equity and preference securities	—	—	—	24	—	24	24
Unquoted investments others	—	—	21	—	—	21	21
Trade receivables	3,094	—	—	—	—	3,094	3,094
Unbilled revenues (Refer to Note 2.12) (3)	1,157	—	—	—	—	1,157	1,157
Prepayments and other assets (Refer to Note 2.4)	624	—	—	—	—	624	614(2)
Derivative financial instruments	—	—	8	—	4	12	12
Total	6,589	—	197	24	1,929	8,739	8,757
Liabilities:
Trade payables	470	—	—	—	—	470	470
Lease liabilities	1,010	—	—	—	—	1,010	1,010
Derivative financial instruments	—	—	8	—	2	10	10
Financial liability under option arrangements (Refer to Note 2.5)	—	—	73	—	—	73	73
Other liabilities including contingent consideration (Refer to Note 2.5)	2,112	—	12	—	—	2,124	2,124
Total	3,592	—	93	—	2	3,687	3,687

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

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2024 is as follows:

(Dollars in millions)
	As of March 31, 2024	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.2)
Investments in liquid mutual fund units	313	313	—	—
Investments in target maturity fund units	51	51	—	—
Investments in quoted debt securities	1,620	1,580	40	—
Investments in certificates of deposit	365	—	365	—
Investments in commercial paper	579	—	579	—
Investments in unquoted equity and preference securities	11	—	—	11
Investments in quoted equity securities	14	14	—	—
Investment in unquoted investments others	24	—	—	24
Others
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	10	—	10	—
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	4	—	4	—
Financial liability under option arrangements (Refer to Note 2.5)*	72	—	—	72

* Discount rate ranges from 9% to 15%

During fiscal 2024, quoted debt securities of $257 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of $9 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

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

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, quoted debt securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi-government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

Income from financial assets

(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Interest income on financial assets carried at amortized cost	128	107	135
Interest income on financial assets fair valued through other comprehensive income	122	119	86
Gain / (loss) on investments carried at fair value through profit or loss	34	18	24
	284	244	245

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

The following table analyzes foreign currency risk from financial assets and liabilities as of March 31, 2024:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	3,133	1,146	258	177	350	5,064
Net financial liabilities	(1,430)	(405)	(85)	(97)	(266)	(2,283)
Total	1,703	741	173	80	84	2,781

The following table analyzes foreign currency risk from financial assets and liabilities as of March 31, 2023:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	2,528	908	221	220	317	4,194
Net financial liabilities	(1,478)	(454)	(90)	(116)	(269)	(2,407)
Total	1,050	454	131	104	48	1,787

For the years ended March 31, 2024, 2023 and 2022, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.43%, 0.44% and 0.46%, respectively.

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

The following table gives details in respect of outstanding foreign exchange forward and options contracts:

	As of
	March 31, 2024		March 31, 2023
	In Million	In $ Million	In Million	In $ Million
Derivatives designated as cash flow hedges

Forward contracts
In Euro	30	32	—	—

Option Contracts
In Euro	236	254	325	354
In Australian dollars	106	69	140	94
In United Kingdom Pound Sterling	35	44	55	68
Other derivatives
Forward contracts
In U.S. Dollars	1,423	1,423	1,670	1,670
In Euro	574	619	316	344
In Singapore dollars	171	125	204	151
In United Kingdom Pound Sterling	86	108	86	107
In Swiss Franc	17	19	1	1
In New Zealand dollars	30	18	30	19
In Czech Koruna	374	16	364	16
In Danish Krone	100	15	—	—
In Norwegian Krone	130	12	100	10
In Canadian dollars	15	11	—	—
In Australian dollars	14	9	10	6
In Hungarian Forint	2,500	7	—	—
In Chinese Yuan	43	6	41	6
In South African rand	85	4	85	5
Option contracts
In U.S. Dollars	543	543	300	300
In Euro	100	108	160	174
In Australian dollars	20	13	30	20
In United Kingdom Pound Sterling	—	—	15	19
		3,455		3,364

The Group recognized a net gain of $22 million, net loss of $69 million and net gain of $22 million on derivative financial instruments not designated as cash flow hedges for fiscal 2024, 2023 and 2022, respectively, which are included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)
	As of
	March 31, 2024	March 31, 2023
Not later than one month	1,304	1,601
Later than one month and not later than three months	1,914	1,358
Later than three months and not later than one year	237	405
	3,455	3,364

During fiscal 2024, 2023 and 2022, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve as of March 31, 2024, are expected to occur and reclassified to statement of comprehensive income within three months.

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

The following table provides the reconciliation of cash flow hedge reserve:

(Dollars in millions)
	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022
Gain / (Loss)
Balance at the beginning of the period	—	1	2
Gain / (Loss) recognized in other comprehensive income during the period	1	12	14
Amount reclassified to profit or loss during the period	1	(13)	(15)
Tax impact on above	(1)	—	—
Balance at the end of the period	1	—	1

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)
	As of
	March 31, 2024		March 31, 2023
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	12	(6)	15	(13)
Amount set off	(2)	2	(3)	3
Net amount presented in balance sheet	10	(4)	12	(10)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $3,620 million and $3,094 million as of March 31, 2024, and March 31, 2023, respectively and unbilled revenue amounting to $1,744 million and $2,037 million as of March 31, 2024 and March 31, 2023, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States of America and Europe. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top five customers and top ten customers:

	(In %)
	Year ended March 31,
	2024	2023	2022
Revenue from top five customers	13.3	12.7	11.4
Revenue from top ten customers	20.0	20.2	19.3

Credit risk exposure

Trade receivables ageing schedule for fiscal 2024 is as follows:

				(Dollars in millions)
		Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade receivables	2,707	889	42	53	1	14	3,706
Less: Allowance for credit loss							86
Total Trade receivables							3,620

Trade receivables ageing schedule for fiscal 2023 is as follows:

				(Dollars in millions)
		Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade receivables	2,241	914	7	1	9	5	3,177
Less: Allowance for credit loss							83
Total Trade receivables							3,094

The allowance for lifetime expected credit loss on customer balances was $11 million, $28 million and $19 million for fiscal 2024, 2023 and 2022, respectively.

Movement in credit loss allowance on customer balance is as follows:

	(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Balance at the beginning	117	113	103
Translation differences	(2)	(3)	(1)
Impairment loss recognized / (reversed), net	11	28	19
Amounts written off	(12)	(21)	(8)
Balance at the end	114	117	113

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

The Group’s credit period generally ranges from 30-75 days.

(Dollars in millions)
	As of
	March 31, 2024	March 31, 2023
Trade receivables	3,620	3,094
Unbilled revenues	1,744	2,037

Days Sales Outstanding (DSO) as of March 31, 2024 and March 31, 2023 was 71 days and 62 days, respectively.

Credit risk on cash and cash equivalents is limited as the Group generally invest in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest credit rating information to the extent available as at the date of these consolidated financial statements.

The investments of the Group primarily include investment in liquid mutual fund units, quoted debt securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

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

As of March 31, 2024, the Group had a working capital of $6,071, million including cash and cash equivalents of $1,773, million and current investments of $1,548 million. As of March 31, 2023, the Group had a working capital of $3,857 million including cash and cash equivalents of $1,481 million and current investments of $841 million.

As of March 31, 2024, and March 31, 2023, the outstanding employee benefit obligations were $325 million and $302 million, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2024:

				(Dollars in millions)
	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	474	—	—	—	474
Financial liability under option arrangements on an undiscounted basis (Refer to Note 2.5)	67	—	—	16	83
Other financial liabilities on an undiscounted basis (Refer to Note 2.5)	1,657	158	68	8	1,891

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2023:

				(Dollars in millions)
	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	470	—	—	—	470
Financial liability under option arrangements on an undiscounted basis (Refer to Note 2.5)	82	—	—	—	82
Other financial liabilities (excluding liabilities towards contingent consideration) on an undiscounted basis (Refer to Note 2.5)	1,875	186	53	2	2,116
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	12	—	—	—	12

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

	(Dollars in millions)
	As of
	March 31, 2024	March 31, 2023
Current
Security deposits(1)	9	5
Loans to employees(1)	30	35
Prepaid expenses (2)	399	334
Interest accrued and not due(1)	64	59
Withholding taxes and others (2)	424	398
Advance payments to vendors for supply of goods (2)	43	25
Deposit with corporation(1)(3)	304	286
Deferred contract cost
Cost of obtaining a contract (2)(4)	24	104
Cost of fulfillment(2)	43	21
Net investment in sublease of right of use asset (Refer to Note 2.8)(1)	1	6
Other non-financial assets (2)	21	32
Other financial assets(1)(5)	111	31
Total Current prepayment and other assets	1,473	1,336
Non-current
Loans to employees(1)	4	5
Security deposits(1)	31	35
Deposit with corporation(1)(3)	6	12
Defined benefit plan assets (Refer to Note 2.14) (2)	4	4
Prepaid expenses (2)	41	41
Deferred contract cost
Cost of obtaining a contract (2)(4)	16	23
Cost of fulfillment(2)	82	79
Withholding taxes and others (2)	81	83
Net investment in sublease of right of use asset (Refer to Note 2.8)(1)	—	37
Other financial assets(1)(5)	134	113
Total Non-current prepayment and other assets	399	432
Total prepayment and other assets	1,872	1,768
(1)Financial assets carried at amortized cost	694	624

(2)
Non-financial assets
(3)
Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.
(4)
Includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with IFRS 15 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at March 31, 2024 and March 31, 2023, the financial liability pertaining to such arrangements amounts to $45 million and $89 million, respectively. For the year ended March 31, 2023 $14 million was settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction (Refer to note 2.5)
(5)
Primarily includes net investment in lease (Refer to note 2.8)

Withholding taxes and others primarily consist of input tax credits and Cenvat/VAT recoverable from Government of India.

2.5 Other liabilities

Other liabilities comprise the following:

	(Dollars in millions)
	As of
	March 31, 2024	March 31, 2023
Current
Accrued compensation to employees(1)	534	508
Accrued defined benefit liability (Refer to Note 2.14)(3)	1	—
Accrued expenses(1)	986	949
Withholding taxes and others(3)	382	442
Liabilities of controlled trusts (1)	25	26
Liability towards contingent consideration(2)	—	12
Capital creditors(1)	37	82
Financial liability under option arrangements(2)(5)	60	73
Other non-financial liabilities(3)	1	4
Other financial liabilities (1)(4)	73	307
Total Current other liabilities	2,099	2,403
Non-current
Accrued compensation to employees(1)	1	1
Accrued expenses(1)	213	198
Accrued defined benefit liability (Refer to Note 2.14)(3)	19	54
Financial liability under option arrangements(2)(5)	12	—
Other non-financial liabilities(3)	10	7
Other financial liabilities (1)(4)	18	41
Total Non-current other liabilities	273	301
Total other liabilities	2,372	2,704
(1) Financial liability carried at amortized cost	1,887	2,112
(2) Financial liability carried at fair value through profit or loss	72	85
Financial liability under option arrangements on undiscounted basis (Refer to Note 2.5)	83	82
Financial liability towards contingent consideration on undiscounted basis (Refer to Note 2.10)	—	12

(3) Non-financial liabilities

(4) Deferred contract cost in Note 2.4 includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with IFRS 15 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at March 31, 2024 and March 31, 2023, the financial liability pertaining to such arrangements amounts to $45 million and $89 million, respectively. For the year ended March 31, 2023 $14 million was settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction.

(5) Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries.

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance and cost of third party software and hardware.

2.6 Provisions and other contingencies

Accounting policy

2.6.1 Provisions

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

a)
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

b)
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

Provision for post sales client support and other provisions:

	(Dollars in millions)
	As of
	March 31, 2024	March 31, 2023
Post sales client support and other provisions	215	159
	215	159

Provision for post sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

The movement in the provision for post sales client support is as follows:

(Dollars in millions)
Year ended March 31,
2024
Balance at the beginning	159
Translation differences	(1)
Provision recognized / (reversed)	108
Provision utilized	(51)
Balance at the end	215

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of comprehensive income.

As of March 31, 2024, and March 31, 2023, claims against the Group, not acknowledged as debts (excluding demands from income tax authorities- Refer to Note 2.18), amounted to $95 million (₹789 crore) and $85 million (₹700 crore), respectively.

2.6.2 McCamish cybersecurity incident

In November 2023, certain systems of Infosys McCamish Systems LLC (“McCamish”), a subsidiary of Infosys BPM Limited (a wholly owned subsidiary of Infosys Limited), were encrypted by ransomware, resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems.

Loss of contracted revenues and costs incurred with respect to remediation, restoration, communication efforts, investigative processes and analysis, legal services and other services and costs amounted to $38 million as of March 31, 2024.

Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which company or customer data was subject to unauthorized access or exfiltration. McCamish also engaged a third-party eDiscovery vendor in assessing the extent and nature of such data. McCamish in coordination with its third-party eDiscovery vendor has identified corporate customers and individuals whose information was subject to unauthorized access and exfiltration. McCamish processes personal data on behalf of its corporate customers. McCamish may incur additional costs including indemnities or damages/claims, which are indeterminable at this time. See the section titled “Legal proceedings” below for information on certain legal proceedings related to the McCamish cybersecurity incident.

2.6.3 Legal proceedings

On March 6, 2024, a class action complaint was filed in the U.S. District Court for the Northern District of Georgia against McCamish. The complaint arises out of the cybersecurity incident at McCamish initially disclosed on November 3, 2023. The complaint was purportedly filed on behalf of all individuals within the United States whose personally identifiable information was exposed to unauthorized third parties as a result of the incident. On May 6, 2024, McCamish filed a motion to dismiss the complaint.

On May 15, 2024, another class action complaint arising out of the same incident was filed in the same court against McCamish. The complaint was purportedly filed on behalf of some or all individuals whose personally identifiable information was compromised in the incident.

On June 3, 2024, the plaintiffs in the two class actions filed a motion to consolidate the two cases. On June 4, 2024, the Court consolidated the two class actions and closed the class action that was filed on May 15, 2024.

Apart from the foregoing actions, the Group is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Group’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

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

Following are the changes in the carrying value of property, plant and equipment for fiscal 2024:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2023	174	1,407	625	1,037	409	6	3,658
Additions	—	36	40	112	24	—	212
Deletions*	—	(7)	(19)	(102)	(20)	—	(148)
Translation difference	(3)	(25)	(9)	(15)	(7)	—	(59)
Gross carrying value as of March 31, 2024	171	1,411	637	1,032	406	6	3,663
Accumulated depreciation as of April 1, 2023	—	(552)	(468)	(709)	(300)	(5)	(2,034)
Depreciation	—	(54)	(56)	(167)	(47)	—	(324)
Accumulated depreciation on deletions*	—	7	18	101	19	—	145
Translation difference	—	9	8	10	6	—	33
Accumulated depreciation as of March 31, 2024	—	(590)	(498)	(765)	(322)	(5)	(2,180)
Capital work-in-progress as of March 31, 2024							54
Carrying value as of March 31, 2024	171	821	139	267	84	1	1,537
Capital work-in-progress as of April 1, 2023							55
Carrying value as of April 1, 2023	174	855	157	328	109	1	1,679

* During fiscal 2024, certain assets which were not in use having gross book value of $93 million (net book value: Nil), were retired

Following are the changes in the carrying value of property, plant and equipment for fiscal 2023:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2022	188	1,481	653	1,125	423	6	3,876
Additions - Business Combination (Refer to Note 2.10)	—	—	1	1	—	—	2
Additions	—	42	57	187	62	—	348
Deletions*	—	—	(32)	(191)	(45)	—	(268)
Translation difference	(14)	(116)	(54)	(85)	(31)	—	(300)
Gross carrying value as of March 31, 2023	174	1,407	625	1,037	409	6	3,658
Accumulated depreciation as of April 1, 2022	—	(541)	(484)	(796)	(324)	(5)	(2,150)
Depreciation	—	(54)	(58)	(164)	(44)	—	(320)
Accumulated depreciation on deletions*	—	—	32	190	44	—	266
Translation difference	—	43	42	61	24	—	170
Accumulated depreciation as of March 31, 2023	—	(552)	(468)	(709)	(300)	(5)	(2,034)
Capital work-in-progress as of March 31, 2023							55
Carrying value as of March 31, 2023	174	855	157	328	109	1	1,679
Capital work-in-progress as of April 1, 2022							67
Carrying value as of April 1, 2022	188	940	169	329	99	1	1,793

* During fiscal 2023, certain assets which were not in use having gross book value of $234 million (net book value: Nil), were retired

Following are the changes in the carrying value of property, plant and equipment for fiscal 2022:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2021	191	1,445	679	1,045	416	6	3,782
Additions	4	81	47	206	26	—	364
Deletions	—	—	(50)	(90)	(7)	—	(147)
Translation difference	(7)	(45)	(23)	(36)	(12)	—	(123)
Gross carrying value as of March 31, 2022	188	1,481	653	1,125	423	6	3,876
Accumulated depreciation as of April 1, 2021	—	(503)	(492)	(771)	(294)	(4)	(2,064)
Depreciation	—	(56)	(57)	(141)	(45)	(1)	(300)
Accumulated depreciation on deletions	—	—	47	90	6	—	143
Translation difference	—	18	18	26	9	–	71
Accumulated depreciation as of March 31, 2022	—	(541)	(484)	(796)	(324)	(5)	(2,150)
Capital work-in-progress as of March 31, 2022							67
Carrying value as of March 31, 2022	188	940	169	329	99	1	1,793
Capital work-in-progress as of April 1, 2021							145
Carrying value as of April 1, 2021	191	942	187	274	122	2	1,863

* During fiscal 2022, certain assets which were not in use having gross book value of $43 million (net book value: Nil), were retired

The aggregate depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

Repairs and maintenance costs are recognized in the consolidated statement of comprehensive income when incurred.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company was required to transfer its CSR capital assets installed prior to January 2021. Towards this the Company had incorporated a subsidiary ‘Infosys Green Forum’ (IGF) under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022, the Company had completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable. During March 31, 2024, the application filed by IGF for registration u/s.12AB of the Income Tax Act was rejected and registration cancelled. IGF is in the process of challenging the rejection order.

The Group had contractual commitments for capital expenditure primarily comprising of commitments for infrastructure facilities and computer equipment aggregating to $94 million and $117 million as of March 31, 2024, and March 31, 2023, respectively.

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

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2024:

(Dollars in millions)
	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2023	76	474	2	285	837
Additions*	—	47	1	226	274
Deletions	(1)	(22)	—	(91)	(114)
Impairment#	—	(10)	—	—	(10)
Depreciation	(1)	(87)	(1)	(104)	(193)
Translation difference	(2)	(6)	—	—	(8)
Balance as of March 31, 2024	72	396	2	316	786

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

The following is the break-up of current and non-current lease liabilities:

(Dollars in millions)
	As of
	March 31, 2024	March 31, 2023
Current lease liabilities	235	151
Non-current lease liabilities	767	859
Total	1,002	1010

The following is the movement in lease liabilities:

(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Balance at the beginning	1,010	722	728
Additions	265	434	125
Finance cost accrued during the period	39	30	24
Deletions	(53)	(6)	(18)
Payment of lease liabilities	(245)	(152)	(128)
Translation difference	(14)	(18)	(9)
Balance at the end	1,002	1,010	722

The table below provides details regarding the contractual maturities of lease liabilities on an undiscounted basis:

(Dollars in millions)
	As of
	March 31, 2024	March 31, 2023
Less than one year	258	219
One to five years	734	663
More than five years	119	241
Total	1,111	1,123

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was $12 million, $12 million and $8 million for fiscal 2024, fiscal 2023 and fiscal 2022, respectively.

The following is the movement in the net-investment in sublease of ROU asset:

(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Balance at the beginning	44	49	53
Additions	—	1	1
Deletions	(42)	—	—
Interest income accrued during the period	—	2	2
Lease receipts	(1)	(8)	(7)
Balance at the end	1	44	49

Leases not yet commenced to which Group is committed is $60 million for a lease term ranging from 3 years to 8 years.

The following is the movement in the net investment in lease:

(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Balance at the beginning	112	17	—
Additions	149	91	18
Interest income accrued during the period	3	1	—
Others	—	(1)	(1)
Lease receipts	(48)	—	—
Translation Differences	3	4	—
Balance at the end	219	112	17

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

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition, and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

Following is a summary of changes in the carrying amount of goodwill:

	(Dollars in millions)
	As of
	March 31, 2024	March 31, 2023
Carrying value at the beginning	882	817
Goodwill on acquisitions during the year (Refer to Note 2.10)	—	79
Translation differences	(7)	(14)
Carrying value at the end	875	882

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGUs, which are benefited from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The following table presents the allocation of goodwill to operating segments as of March 31, 2024, and March 31, 2023:

(Dollars in millions)
	As of
Segments	March 31, 2024	March 31, 2023
Financial services	177	178
Retail	112	113
Communication	81	81
Energy, utilities, Resources and Services	139	140
Manufacturing	69	70
Life Sciences	114	115
	692	697
Operating segments without significant goodwill	66	68
Total	758	765

The goodwill pertaining to Panaya amounting to $117 million and $117 million as of March 31, 2024, and March 31, 2023, respectively is tested for impairment at the entity level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows.

The key assumptions used for the calculations are as follows:

(in %)
As of
	March 31, 2024	March 31, 2023
Long term growth rate	7-10	8-10
Operating margins	19-21	19-21
Discount rate	13	13

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As of March 31, 2024, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions are unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

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

Following are the changes in the carrying value of acquired intangible assets for fiscal 2024:

			(Dollars in millions)
	Customer related	Software related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2023	307	127	42	94	570
Additions during the period	—	9	—	—	9
Translation differences	(3)	(2)	—	—	(5)
Gross carrying value as of March 31, 2024	304	134	42	94	574
Accumulated amortization as of April 1, 2023	(196)	(85)	(24)	(52)	(357)
Amortization expense	(24)	(9)	(4)	(15)	(52)
Translation differences	1	1	—	—	2
Accumulated amortization as of March 31, 2024	(219)	(93)	(28)	(67)	(407)
Carrying value as of March 31, 2024	85	41	14	27	167
Carrying value as of April 1, 2023	111	42	18	42	213
Estimated Useful Life (in years)	1-15	3-10	3-10	3-7
Estimated Remaining Useful Life (in years)	1-10	1-5	1-6	1-4

* Majorly includes intangibles related to vendor relationships

Following are the changes in the carrying value of acquired intangible assets for fiscal 2023:

			(Dollars in millions)
	Customer related	Software related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2022	274	121	40	90	525
Additions during the period	—	8	—	—	8
Acquisition through business combination (Refer Note 2.10)	34	—	3	4	41
Translation differences	(1)	(2)	(1)	—	(4)
Gross carrying value as of March 31, 2023	307	127	42	94	570
Accumulated amortization as of April 1, 2022	(169)	(75)	(19)	(37)	(300)
Amortization expense	(29)	(10)	(6)	(15)	(60)
Translation differences	2	—	1	—	3
Accumulated amortization as of March 31, 2023	(196)	(85)	(24)	(52)	(357)
Carrying value as of March 31, 2023	111	42	18	42	213
Carrying value as of April 1, 2022	105	46	21	53	225
Estimated Useful Life (in years)	1-15	3-10	3-10	3-7
Estimated Remaining Useful Life (in years)	1-11	1-6	1-7	1-5

* Majorly includes intangibles related to vendor relationships

Following are the changes in the carrying value of acquired intangible assets for fiscal 2022:

			(Dollars in millions)
	Customer related	Software related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2021	282	112	40	91	525
Additions during the period	—	11	—	—	11
Translation differences	(8)	(2)	—	(1)	(11)
Gross carrying value as of March 31, 2022	274	121	40	90	525
Accumulated amortization as of April 1, 2021	(139)	(67)	(14)	(22)	(242)
Amortization expense	(32)	(9)	(5)	(16)	(62)
Translation differences	2	1	—	1	4
Accumulated amortization as of March 31, 2022	(169)	(75)	(19)	(37)	(300)
Carrying value as of March 31, 2022	105	46	21	53	225
Carrying value as of April 1, 2021	143	45	26	69	283
Estimated Useful Life (in years)	1-15	3-10	3-10	3-7
Estimated Remaining Useful Life (in years)	1-12	1-7	1-8	1-6

* Majorly includes intangibles related to vendor relationships

The amortization expense has been included under depreciation and amortization expense under cost of sales in the consolidated statement of comprehensive income.

Research and development expense recognized in the consolidated statement of comprehensive income, for fiscal 2024, 2023 and 2022 was $135 million, $129 million and $124 million, respectively.

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

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 12.5%. As of March 31, 2024, the contingent consideration was fully paid.

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

Fair value of trade receivables acquired, is $14 million as of acquisition date and as of March 31, 2024, the amounts are fully collected.

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

Proposed acquisitions

On January 11, 2024, Infosys Limited entered into a definitive agreement to acquire 100% of the equity share capital in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India, for a consideration including earn-outs, and management incentives and retention bonuses totaling up to ₹280 crore (approximately $34 million), subject to customary closing adjustments. On May 10, 2024, the company completed its acquisition of InSemi.

On April 18, 2024, Infosys Germany GmBH wholly owned step down subsidiary of Infosys Limited entered into a definitive agreement to acquire 100% of the equity share capital in in-tech Holding GmbH, leading provider of Engineering R&D services headquartered in Germany, for a consideration including earn-outs amounting up to EUR 450 million (approximately $485 million), subject to customary closing adjustments.

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

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

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

Revenues for fiscal 2024, 2023, and 2022 are as follows:

(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Revenue from software services	17,549	17,072	15,225
Revenue from products and platforms	1,013	1,140	1,086
Total Revenue from Operations	18,562	18,212	16,311

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Panaya platform, Infosys Equinox, Infosys Helix, Infosys Cortex, Stater mortgage platform and Infosys McCamish – insurance platform.

Disaggregated revenue information

Revenue disaggregation by business segments has been included in segment information (Refer to note 2.21). The table below presents disaggregated revenues from contracts with customers by geography and contract type. The Group believes this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

Year ended March 31, 2024, March 31, 2023 and March 31, 2022
			(Dollars in millions)
Particulars	Year ended
	2024	2023	2022
Revenues by Geography*
North America	11,163	11,262	10,066
Europe	5,105	4,670	4,039
India	469	478	480
Rest of the world	1,825	1,802	1,726
Total	18,562	18,212	16,311

*Geographical revenues are based on the domicile of customer

The percentage of revenue from fixed price contracts for each of fiscal 2024, 2023 and 2022 is approximately 53%, 52% and 53%, respectively.

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

During fiscal 2024, 2023 and 2022, the Group recognized revenue of $656 million, $669 million and $476 million, respectively, arising from opening unearned revenue as of April 1, 2023, April 1, 2022, and April 1, 2021.

During fiscal 2024, 2023 and 2022, $850 million, $739 million and $543 million of unbilled revenue pertaining to other fixed price, fixed time frame contracts as of April 1, 2023, April 1, 2022, and April 1, 2021, respectively, has been reclassified to trade receivables upon billing to customers on completion of milestones.

Remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in IFRS 15, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time & material basis and unit of work based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidation, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as of March 31, 2024, other than those meeting the exclusion criteria mentioned above, is $10,869 million. Out of this, the Group expects to recognize revenue of around 53% within the next one year and the remaining thereafter. The aggregate value of performance obligations that were completely or partially unsatisfied as of March 31, 2023, was $9,841 million. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.12 Unbilled revenue

		(Dollars in millions)
	As of
	March 31, 2024	March 31, 2023
Unbilled financial asset (1)	1,151	1,157
Unbilled non-financial asset (2)	593	880
	1,744	2,037

(1)
Right to consideration is unconditional and is due only after a passage of time.
(2)
Right to consideration is dependent on completion of contractual milestones.

2.13 Expenses by nature

	(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Employee benefit costs	9,981	9,729	8,585
Depreciation and amortization charges (Refer to Notes 2.7, 2.8 and 2.9)	565	524	466
Travelling costs	213	190	110
Cost of technical sub-contractors	1,477	1,751	1,690
Cost of software packages for own use	259	240	190
Third party items bought for service delivery to clients	1,372	1,110	721
Consultancy and professional charges	210	210	253
Communication costs	81	89	82
Repairs and maintenance	175	169	163
Rates and Taxes	39	37	35
Provision for post-sales client support	9	15	10
Power and fuel	24	22	18
Commission to non-whole time directors	2	2	2
Branding and marketing expenses	122	112	74
Impairment loss recognized / (reversed) under expected credit loss model	15	35	23
Insurance charges	25	22	22
Contribution towards Corporate Social Responsibility	64	58	57
Others	95	72	55
Total cost of sales, selling and marketing expenses and administrative expenses	14,728	14,387	12,556

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

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.14.1 Gratuity and Pensions

The following table sets out the details of the defined benefit retirement plans and the amounts recognized in the Group's financial statements as of March 31, 2024, and March 31, 2023:

			(Dollars in millions)
	Gratuity		Pension
	As of		As of
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Change in benefit obligations
Benefit obligations at the beginning	216	227	112	122
Transfer	4	—	—	2
Service cost	37	34	6	5
Interest expense	15	13	2	1
Remeasurements - Actuarial losses / (gains)	4	(9)	3	(17)
Past service cost - plan amendments	—	—	(4)	—
Employee contribution	—	—	4	3
Benefits paid	(19)	(33)	(1)	(6)
Translation differences	(4)	(16)	–	2
Benefit obligations at the end	253	216	122	112
Change in plan assets
Fair value of plan assets at the beginning	214	226	106	111
Transfer	—	—	—	2
Interest Income	15	13	2	1
Remeasurements – Returns on plan assets excluding amounts included in interest income	2	4	2	(11)
Employer contribution	40	22	6	5
Employee contribution	—	—	4	3
Benefits paid	(18)	(32)	(1)	(6)
Translation differences	(4)	(19)	—	1
Fair value of plan assets at the end	249	214	119	106
Funded status	(4)	(2)	(3)	(6)
Prepaid defined benefit plan asset	2	3	2	1
Accrued defined benefit plan liability	(6)	(5)	(5)	(7)

Amount for fiscal 2024, 2023 and 2022 recognized in net profit in the statement of comprehensive income comprises the following components:

				(Dollars in millions)
	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2024	2023	2022	2024	2023	2022
Service cost	37	34	29	6	5	5
Net interest on the net defined benefit liability / asset	—	—	(1)	—	—	—
Plan amendments	—	—	—	(4)	—	2
Net cost	37	34	28	2	5	7

Amount for fiscal 2024, 2023 and 2022 recognized in statement of other comprehensive income:

				(Dollars in millions)
	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2024	2023	2022	2024	2023	2022
Re-measurements of the net defined benefit liability / (asset)
Actuarial (gains) / losses	4	(9)	11	3	(17)	(2)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(2)	(4)	(3)	(2)	11	(7)
Total	2	(13)	8	1	(6)	(9)

Breakup of actuarial (gains) / losses for fiscal 2024, 2023 and 2022 is as follows:

				(Dollars in millions)
	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2024	2023	2022	2024	2023	2022
(Gain) / loss from change in demographic assumptions	—	—	—	—	—	—
(Gain) / loss from change in financial assumptions	1	(8)	(6)	3	(18)	(3)
(Gain) / loss from change in experience adjustments	3	(1)	17	—	1	1
	4	(9)	11	3	(17)	(2)

The gratuity and pension cost recognized in the statement of comprehensive income apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost is as follows:

				(Dollars in millions)
	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2024	2023	2022	2024	2023	2022
Cost of sales	34	31	25	2	5	6
Selling and marketing expenses	2	2	2	—	—	1
Administrative expenses	1	1	1	—	—	—
	37	34	28	2	5	7

The weighted-average assumptions used to determine benefit obligations as of March 31, 2024, and March 31, 2023 are set out below:

	Gratuity		Pension
	As of		As of
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Discount rate	7.0%	7.1%	1.5-3.4%	1.8% - 3.8%
Weighted average rate of increase in compensation levels	6.0%	6.0%	1.0%-3.0%	1.0% - 3.0%
Weighted average duration of defined benefit obligation	5.8 years	5.9 years	12 years	12 years

The weighted-average assumptions used to determine net periodic benefit cost for fiscal 2024, 2023 and 2022 are set out below:

	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2024	2023	2022	2024	2023	2022
Discount rate for the year	7.1%	6.5%	6.1%	1.8%-3.8%	0.4% - 1.7%	0.1% - 0.9%
Weighted average rate of increase in compensation levels	6.0%	6.0%	6.0%	1.0%-3.0%	1.0%-3.0%	1.0%-3.0%

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

Actual return on assets (including remeasurements) of the gratuity plan for fiscal 2024, 2023 and 2022 were $17 million, $17 million, and $16 million, respectively, and for the pension plan were $4 million, $(10) million and $7 million, respectively.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as of March 31, 2024, and March 31, 2023, and contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investments are diversified and provide for guaranteed interest rates arrangements.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The table below sets out the details of major plan assets into various categories as of March 31, 2024 and March 31, 2023.

The table below sets out the details of major plan assets related to Pension into various categories as of March 31, 2024 and March 31, 2023:

Particulars	Pension
	As of
	March 31, 2024	March 31, 2023
Equity	34%	34%
Bonds	32%	32%
Real Estate/Property	26%	26%
Cash and Cash Equivalents	1%	1%
Other	7%	7%

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

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

		(Dollars in millions)
Impact from	As of March 31, 2024
	Gratuity	Pension
	1% point increase / decrease	0.5% point increase / decrease
Discount rate	13	5
Weighted average rate of increase in compensation levels	12	1

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation and keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Group expects to contribute $40 million to the gratuity and $5 million to pension during fiscal 2025.

Maturity profile of defined benefit obligation:

(Dollars in millions)
	Gratuity	Pension
Within 1 year	38	7
1 - 2 year	37	8
2 - 3 year	41	8
3 - 4 year	50	8
4 - 5 year	53	8
5 - 10 years	254	40

2.14.2 Superannuation

The Group contributed $62 million, $60 million and $49 million to the superannuation plan during fiscal 2024, 2023 and 2022, respectively, and the same has been recognized in the consolidated statement of comprehensive income under the head employee benefit expense.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Cost of sales	56	55	44
Selling and marketing expenses	4	3	3
Administrative expenses	2	2	2
	62	60	49

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

The following tables set out the funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Group's financial statements as of March 31, 2024, and March 31, 2023:

		(Dollars in millions)
	As of
	March 31, 2024	March 31, 2023
Change in benefit obligations
Benefit obligations at the beginning	1,281	1,228
Service cost	106	101
Employee contribution	200	210
Interest expense	92	78
Actuarial (gains) / loss	12	(10)
Benefits paid	(246)	(226)
Translation differences	(21)	(100)
Benefit obligations at the end	1,424	1,281
Change in plan assets
Fair value of plan assets at the beginning	1,239	1,195
Interest income	89	76
Remeasurements- Return on plan assets excluding amounts included in interest income	28	(23)
Employee contribution	200	210
Employer contribution	126	104
Benefits paid	(246)	(226)
Translation differences	(20)	(97)
Fair value of plan assets at the end	1,416	1,239
Accrued defined benefit plan liability	(8)	(42)

Amount for fiscal 2024, 2023 and 2022 recognized in net profit in the statement of comprehensive income comprises the following components:

	(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Service cost	106	101	88
Net interest on the net defined benefit liability / asset	3	2	1
Net provident fund cost	109	103	89

Amount for fiscal 2024, 2023 and 2022 recognized in the consolidated statement of other comprehensive income:

		(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	12	(10)	16
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(28)	23	(2)
	(16)	13	14

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2024	March 31, 2023
Government of India (GOI) bond yield (1)	7.00%	7.10%
Expected rate of return on plan assets	8.20%	8.15%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.25%	8.15%

(1)
In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post-employment benefit obligations.

The breakup of the plan assets into various categories as of March 31, 2024, and March 31, 2023 are as follows:

	As of
	March 31, 2024	March 31, 2023
Central and State Government bonds	60%	60%
Public sector undertakings and Private sector bonds	30%	33%
Others	10%	7%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

The actuarial valuation of PF liability exposes the Group to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As of March 31, 2024, the defined benefit obligation would be affected by approximately $8 million and $13 million on account of a 0.25% increase / decrease, respectively, in the expected rate of return on plan assets.

The Group contributed $152 million, $148 million and $118 million to the provident fund during fiscal 2024, 2023 and 2022, respectively. The same has been recognized in the net profit in the consolidated statement of comprehensive income under the head employee benefit expense.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Cost of sales	137	134	106
Selling and marketing expenses	10	9	8
Administrative expenses	5	5	4
	152	148	118

The provident plans are applicable only to employees drawing a salary in Indian rupees.

2.14.4 Employee benefit costs include:

(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Salaries and bonus (1)	9,729	9,481	8,383
Defined contribution plans	81	78	64
Defined benefit plans	171	170	138
	9,981	9,729	8,585

(1)
Includes stock compensation expense of $79 million, $64 million and $56 million for fiscal 2024, 2023 and 2022, respectively. (Refer to Note 2.17)

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:

(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Cost of sales	8,998	8,826	7,714
Selling and marketing expenses	656	598	572
Administrative expenses	327	305	299
	9,981	9,729	8,585

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

2.15.2 Liquidation

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

2.15.3 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

2.15.4 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of ₹5/- each. 10,916,829 shares and 12,172,119 shares were held by controlled trust, as at March 31, 2024 and March 31, 2023, respectively.

Capital Allocation Policy

The present capital allocation policy effective fiscal 2020 is to pay approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any.

Effective fiscal 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

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

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on December 7, 2022, and was completed on February 13, 2023. During this buyback period the Company had purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,300 crore (excluding transaction costs and tax on buyback) ($1,130 million). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

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

The shareholders approved the proposal of buyback of equity shares recommended by the Board at our annual general meeting held on June 19, 2021. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021, and was completed on September 8, 2021. During this buyback period the company purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of ₹1,648.53/- per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback) ($1,243 million). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Indian Companies Act, 2013.

In accordance with section 69 of the Indian Companies Act, 2013, as of March 31, 2022, the company had created ‘Capital Redemption Reserve’ amounting to $4 million equal to the nominal value of the shares bought back as an appropriation from general reserve.

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

The following table provides details of per share dividend recognized during fiscal 2024, 2023 and 2022:

	Fiscal 2024	Fiscal 2023	Fiscal 2022
Dividend per Equity Share (₹)
Interim dividend(2)	18.00	16.50	15.00
Final dividend(3)	17.50	16.00	15.00
Dividend per Equity Share/ADS ($)(1)
Interim dividend(2)	0.22	0.20	0.20
Final dividend(3)	0.21	0.21	0.20

(1)
Converted at the monthly exchange rate in the month of declaration of dividend
(2)
Represents interim dividend for the respective fiscal year
(3)
Represents final dividend for the preceding fiscal year

During fiscal 2024, on account of the final dividend for fiscal 2023 and interim dividend for fiscal 2024, the Company incurred a net cash outflow of approximately $1,777 million (excluding dividend paid on treasury shares). The payouts for dividend during fiscal 2023 and fiscal 2022 were $1,697 million and $1,703 million (excluding dividend paid on treasury shares), respectively.

The Board of Directors in their meeting held on April 18, 2024 recommended a final dividend of ₹20/- per equity share (approximately $0.24 per equity share) for the fiscal year ended March 31, 2024 and a special dividend of ₹8/- per equity share (approximately $0.10 per equity share). The payment is subject to the approval of shareholders in the AGM of the Company to be held on June 26, 2024 and if approved, would result in a net cash outflow of approximately $1,390 million (excluding dividend paid on treasury shares).

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

Functional currency and presentation currency

The functional currency of Infosys, Infosys BPM, EdgeVerve, Skava, Infosys Green Forum, Danske IT and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in U.S. dollars (rounded off to the nearest million) to facilitate the investors’ ability to evaluate Infosys’ performance and financial position in comparison to similar companies domiciled in other geographic locations.

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

Other income consists of the following:

(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Interest income on financial assets carried at amortized cost	128	107	135
Interest income on financial assets fair valued through other comprehensive income	122	119	86
Gain / (loss) on investments carried at fair value through profit or loss	34	18	24
Interest income on income tax refund (1)	237	—	–
Exchange gains / (losses) on forward and options contracts	12	(80)	12
Exchange gains / (losses) on translation of other assets and liabilities	11	131	24
Others	24	40	27
	568	335	308

(1) During the year ending March 31, 2024, the Company received orders under section 250 and 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and

2018-19. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result, interest income (pre-tax) of $232 million along with the corresponding tax impact was recognized.

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

Controlled trust holds 10,916,829 and 12,172,119 shares as of March 31, 2024, and March 31, 2023, respectively, under the 2015 Plan out of which 200,000 equity shares have been earmarked for welfare activities of the employees as of March 31, 2024, and March 31, 2023, respectively.

The following is the summary of grants made during fiscal 2024, 2023 and 2022 under the 2015 Plan and 2019 Plan:

	Fiscal 2024	Fiscal 2023	Fiscal 2022
2015 Plan
RSU - Equity settled
KMPs	494,650	367,479	284,543
Employees other than KMPs	4,644,720	1,784,975	1,305,880
	5,139,370	2,152,454	1,590,423

RSU - Incentive units (cash settled)
KMPs	—	—	—
Other employees	176,990	92,400	49,960
	176,990	92,400	49,960
2019 Plan
Equity settled Performance based RSU
KMPs	139,271	207,893	146,962
Employees other than KMPs	4,048,631	3,706,764	2,703,667
	4,187,902	3,914,657	2,850,629

Total grants	9,504,262	6,159,511	4,491,012

Refer to Note 2.20 for details on appointment and resignation of KMPs

Notes on grants to KMP

CEO & MD:

Based on the recommendations of the Board and the approval of the shareholders at the AGM held on June 25, 2022, Salil Parekh was reappointed as the CEO and MD of the Company for a term commencing on July 1, 2022, and ending on March 31, 2027. The remuneration was approved by the shareholders at the 2022 AGM. The revised employment agreement with Salil Parekh was effective July 1, 2022.

Under the 2015 Plan:

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2024. In accordance with such approval the following grants were made effective May 2, 2023.

- 2,72,026 performance-based RSUs (Annual performance equity grant) of fair value of ₹34.75 crore (approximately $4.25 million). These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.

- 15,656 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of ₹2 crore (approximately $0.24 million). These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.

- 39,140 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of ₹5 crore (approximately $0.61 million). These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3 crore (approximately $0.36 million). which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 18,104 RSUs was made effective February 1, 2024, for fiscal 2024.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2024, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments. The grant date for this purpose in accordance with IFRS 2, Share based payments is July 1, 2022.

Under the 2019 Plan:

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹10 crore (approximately $1.22 million) for fiscal 2024 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 78,281 performance-based RSU’s were granted effective May 2, 2023.

Other KMP

Under the 2015 Plan:

During fiscal 2024, based on recommendations of Nomination and Remuneration Committee, the Board approved 1,47,030 time-based RSUs and 6,774 performance-based RSUs to other KMP under the 2015 plan. Time based RSUs will vest over four years and performance-based RSUs will vest over three years based on certain performance targets.

Under the 2019 Plan:

During fiscal 2024, based on recommendations of Nomination and Remuneration Committee, the Board approved performance-based grants of 62,890 RSUs to other KMPs under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense:

(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Granted to:
KMP*	8	6	9
Employees other than KMP	71	58	47
Total	79	64	56
Cash settled stock compensation expense included in the above	2	1	3

*Includes reversal of employee stock compensation expense on account of resignation / retirement of key managerial personnel.

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2024 is set out below:

	Year ended March 31, 2024
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSUs
Outstanding at the beginning	5,408,018	0.06
Granted	5,139,370	0.06
Exercised	1,815,025	0.06
Forfeited and expired	656,305	0.06
Outstanding at the end	8,076,058	0.06
Exercisable at the end	831,050	0.06
2015 Plan: Stock Options
Outstanding at the beginning	134,030	6.44
Granted	—	—
Exercised	51,980	6.03
Forfeited and expired	—	—
Outstanding at the end	82,050	6.61
Exercisable at the end	82,050	6.61
2019 Plan: RSUs
Outstanding at the beginning	7,222,038	0.06
Granted	4,187,902	0.06
Exercised	1,695,705	0.06
Forfeited and expired	1,690,380	0.06
Outstanding at the end	8,023,855	0.06
Exercisable at the end	814,798	0.06

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2023 is set out below:

	Year ended March 31, 2023
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSUs
Outstanding at the beginning	6,232,975	0.06
Granted	2,152,454	0.06
Exercised	2,105,904	0.06
Forfeited and expired	871,507	0.06
Outstanding at the end	5,408,018	0.06
Exercisable at the end	787,976	0.06
2015 Plan: Stock Options
Outstanding at the beginning	700,844	7.35
Granted	—	—
Exercised	566,814	7.40
Forfeited and expired	—	—
Outstanding at the end	134,030	6.44
Exercisable at the end	134,030	6.44
2019 Plan: RSUs
Outstanding at the beginning	4,958,938	0.07
Granted	3,914,657	0.06
Exercised	1,128,626	0.06
Forfeited and expired	522,931	0.06
Outstanding at the end	7,222,038	0.06
Exercisable at the end	1,352,150	0.06

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2022 is set out below:

	Year ended March 31, 2022
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSUs
Outstanding at the beginning	8,047,240	0.06
Granted	1,590,423	0.07
Exercised	2,569,983	0.05
Forfeited and expired	834,705	0.06
Outstanding at the end	6,232,975	0.06
Exercisable at the end	653,775	0.06
2015 Plan: Stock Options
Outstanding at the beginning	1,049,456	7.32
Granted	—	—
Exercised	348,612	7.02
Forfeited and expired	—	—
Outstanding at the end	700,844	7.35
Exercisable at the end	700,844	7.35
2019 Plan: RSUs
Outstanding at the beginning	3,050,573	0.07
Granted	2,850,629	0.07
Exercised	755,557	0.07
Forfeited and expired	186,707	0.07
Outstanding at the end	4,958,938	0.07
Exercisable at the end	692,638	0.07
During fiscal 2024, 2023 and 2022, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was $17.07, $18.83 and $22.71, respectively.

During fiscal 2024, 2023 and 2022, the weighted average share price of options exercised under the 2019 Plan on the date of exercise was $16.39, $18.75 and $20.89, respectively.

The following table summarizes information about equity settled RSUs and stock options outstanding as of March 31, 2024:

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
American Depositary Share (ADS) and Indian Equity Shares (IES)
0 - 0.06 (RSUs)	8,023,855	1.42	0.06	8,076,058	1.77	0.06
5 - 8 (Stock Options)	—	—	—	82,050	1.10	6.61

The following table summarizes information about equity settled RSUs and stock options outstanding as of March 31, 2023:

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
American Depositary Share (ADS) and Indian Equity Shares (IES)
0 - 0.06 (RSUs)	7,222,038	1.33	0.06	5,408,018	1.49	0.06
5 - 8 (Stock Options)	—	—	—	134,030	1.77	6.44

As of March 31, 2024, and March 31, 2023, 291,795 and 224,924 cash settled options were outstanding, respectively. The carrying value of liability towards cash settled share-based payments was $2 million and $1 million as of March 31, 2024, and March 31, 2023, respectively.

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

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

	For options granted in
	Fiscal 2024- Equity Shares-RSU	Fiscal 2024- ADS- RSU
Weighted average share price (₹) / ($- ADS)	1,588	19.19
Exercise price (₹)/ ($- ADS)	5.00	0.07
Expected volatility (%)	23-31	25-33
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2-3	2-3
Risk-free interest rate (%)	7	4-5
Weighted average fair value as on grant date (₹) / ($- ADS)	1,317	16.27

	For options granted in
	Fiscal 2023- Equity Shares-RSU	Fiscal 2023- ADS- RSU
Weighted average share price (₹) / ($- ADS)	1,525	18.08
Exercise price (₹)/ ($- ADS)	5.00	0.07
Expected volatility (%)	23-32	27-34
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2-3	2-3
Risk-free interest rate (%)	5-7	2-5
Weighted average fair value as on grant date (₹) / ($- ADS)	1,210	13.69

	For options granted in
	Fiscal 2022- Equity Shares-RSU	Fiscal 2022- ADS- RSU
Weighted average share price (₹) / ($- ADS)	1,791	24.45
Exercise price (₹)/ ($- ADS)	5.00	0.07
Expected volatility (%)	20-35	25-36
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2-3	2-3
Risk-free interest rate (%)	4-6	1-3
Weighted average fair value as on grant date (₹) / ($- ADS)	1,548	20.82

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

Income tax expense in the consolidated statement of comprehensive income comprises:

	(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Current taxes
Domestic taxes	768	830	785
Foreign taxes	247	323	263
	1,015	1,153	1,048
Deferred taxes
Domestic taxes	180	54	48
Foreign taxes	(18)	(65)	(28)
	162	(11)	20
Income tax expense	1,177	1,142	1,068

Income tax expense for fiscal 2024, 2023 and 2022 includes reversals (net of provisions) of $113 million, $13 million and $36 million, respectively. These reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the year ending March 31, 2024, the Company received orders under sections 250 and 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result, interest income (pre-tax) of $232 million along with the corresponding tax impact was recognized. Further a provision for income tax aggregating $63 million was reversed with a corresponding credit to the Statement of Profit and Loss. Also, an amount aggregating to $196 million has been reduced from contingent liabilities.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

	(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Profit before income taxes	4,346	4,125	4,036
Enacted tax rates in India	34.94%	34.94%	34.94%
Computed expected tax expense	1,519	1,442	1,410
Tax effect due to non-taxable income for Indian tax purposes	(363)	(362)	(395)
Overseas taxes	136	132	132
Tax provision (reversals)	(113)	(13)	(36)
Effect of differential tax rates	(69)	(41)	(26)
Effect of exempt non-operating income	(6)	(6)	(7)
Effect of unrecognized deferred tax assets	25	14	10
Effect of non-deductible expenses	20	19	22
Impact of change in tax rate	—	—	(13)
Others	28	(43)	(29)
Income tax expense	1,177	1,142	1,068

The applicable Indian corporate statutory tax rate for fiscal 2024, 2023 and 2022 is 34.94% each.

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

As a result of these tax incentives, a portion of the Company’s pre-tax income has not been subject to tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $363 million, $362 million, and $395 million for fiscal 2024, 2023 and 2022, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for each of fiscal 2024, 2023 and 2022 was $0.09.

Deferred income tax for fiscal 2024, 2023 and 2022 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2024, Infosys' U.S. branch net assets amounted to approximately $940 million. As of March 31, 2024, the Company has a deferred tax liability for branch profit tax of $32 million (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $1,292 million and $1,332 million as of March 31, 2024, and March 31, 2023, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The Group majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax-free manner.

Deferred income tax assets have not been recognized on accumulated losses of $560 million and $538 million as of March 31, 2024, and March 31, 2023, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses for fiscal 2024:

(Dollars in millions)
Year
2025	2
2026	24
2027	15
2028	56
2029	82
Thereafter	381
Total	560

The following table provides details of expiration of unused tax losses for fiscal 2023:

(Dollars in millions)
Year
2024	15
2025	17
2026	18
2027	10
2028	60
Thereafter	418
Total	538

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2024, and March 31, 2023:

(Dollars in millions)
	As of
	March 31, 2024	March 31, 2023
Income tax assets	1,132	786
Current income tax liabilities	(430)	(412)
Net current income tax assets / (liabilities) at the end	702	374

The gross movement in the current income tax assets / (liabilities) for fiscal 2024, 2023 and 2022 is as follows:

	(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Net current income tax assets / (liabilities) at the beginning	374	468	501
Translation differences	(5)	(32)	(18)
Income tax paid	1,114	1,088	1,020
Current income tax expense	(1,015)	(1,153)	(1,048)
Interest receivable on income tax refund	234	—	—
Income tax on other comprehensive income	—	(2)	2
Income tax benefit arising on exercise of stock options	—	6	10
Tax impact on buyback expenses	—	1	1
Additions through business combination	—	(2)	—
Net current income tax assets / (liabilities) at the end	702	374	468

The movement in gross deferred income tax assets / liabilities (before set off) for fiscal 2024 is as follows:

					(Dollars in millions)
	Carrying value as of April 1, 2023	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2024
Deferred income tax assets / (liabilities)
Property, plant and equipment	21	9	—	—	(1)	29
Lease liabilities	27	(3)	—	—	—	24
Accrued compensation to employees	8	(1)	—	—	—	7
Trade receivables	32	(5)	—	—	—	27
Compensated absences	70	6	—	—	(1)	75
Post sales client support	30	(23)	—	—	—	7
Credits related to branch profits	87	10	—	—		97
Derivative financial instruments	—	(1)	—	(1)	—	(2)
Intangibles	7	—	—	—	—	7
Intangibles arising on business combinations	(42)	8	—	—	—	(34)
Branch profit tax	(105)	(24)	—	—		(129)
SEZ reinvestment reserve	(164)	(78)	—	—	3	(239)
Interest receivable on income tax refund	—	(58)	—	—	—	(58)
Others	32	(2)	—	(1)	(1)	28
Total Deferred income tax assets / (liabilities)	3	(162)	—	(2)	—	(161)

The movement in gross deferred income tax assets / liabilities (before set off) for fiscal 2023 is as follows:

					(Dollars in millions)
	Carrying value as of April 1, 2022	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2023
Deferred income tax assets / (liabilities)
Property, plant and equipment	21	2	—	—	(2)	21
Lease liabilities	24	6	—	—	(3)	27
Accrued compensation to employees	7	2	—	—	(1)	8
Trade receivables	28	6	—	—	(2)	32
Compensated absences	70	6	—	—	(6)	70
Post sales client support	17	14	—	—	(1)	30
Credits related to branch profits	89	(2)	—	—	—	87
Derivative financial instruments	(3)	3	—	—	—	—
Intangibles	6	1	—	—	—	7
Intangibles arising on business combinations	(41)	9	(10)	—	—	(42)
Branch profit tax	(110)	5	—	—	—	(105)
SEZ reinvestment reserve	(112)	(62)	—	—	10	(164)
Others	11	21	—	—	—	32
Total Deferred income tax assets / (liabilities)	7	11	(10)	—	(5)	3

The movement in gross deferred income tax assets / liabilities (before set off) for fiscal 2022 is as follows:

					(Dollars in millions)
	Carrying value as of April 1, 2021	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2022
Deferred income tax assets / (liabilities)
Property, plant and equipment	35	(13)	—	—	(1)	21
Lease liabilities	23	2	—	—	(1)	24
Accrued compensation to employees	6	2	—	—	(1)	7
Trade receivables	30	(1)	—	—	(1)	28
Compensated absences	68	4	—	—	(2)	70
Post sales client support	16	1	—	—	—	17
Credits related to branch profits	48	42	—	—	(1)	89
Derivative financial instruments	(8)	4	—	—	1	(3)
Intangibles	4	2	—	—	—	6
Intangibles arising on business combinations	(50)	8	—	—	1	(41)
Branch profit tax	(68)	(42)	—	—	—	(110)
SEZ reinvestment reserve	(84)	(32)	—	—	4	(112)
Others	10	3	—	(2)	—	11
Total Deferred income tax assets / (liabilities)	30	(20)	—	(2)	(1)	7

The deferred income tax assets and liabilities is as follows:

	(Dollars in millions)
	As of
	March 31, 2024	March 31, 2023
Deferred income tax assets after set off	55	152
Deferred income tax liabilities after set off	(216)	(149)

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

As of March 31, 2024, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $335 million (₹2,794 crore).

As of March 31, 2023, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $494 million (₹4,062 crore).

The amount paid to statutory authorities against the tax claims amounted to $1,048 million (₹8,743 crore) and $794 million (₹6,528 crore) as of March 31, 2024 and March 31, 2023, respectively.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

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

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2024	2023	2022
Basic earnings per equity share - weighted average number of equity shares outstanding (1)	4,138,568,090	4,180,897,857	4,209,546,724
Effect of dilutive common equivalent shares - share options outstanding	6,112,335	6,833,213	8,978,410
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,144,680,425	4,187,731,070	4,218,525,134

(1)
excludes treasury shares

For fiscal 2024 and 2023 there were 119,711 and 9,960 respectively, options to purchase equity shares, which had an anti-dilutive effect. For fiscal 2022 there were no options to purchase equity shares which had an anti-dilutive effect.

2.20 Related party transactions

List of subsidiaries:

		Holding as of
	Country	March 31, 2024	March 31, 2023
Infosys Technologies (China) Co. Limited (Infosys China)(1)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)(1)	Mexico	100%	100%
Infosys Technologies (Sweden) AB (Infosys Sweden)(1)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)(1)	China	100%	100%
EdgeVerve Systems Limited (EdgeVerve)(1)	India	100%	100%
Infosys Austria GmbH(1)	Austria	100%	100%
Skava Systems Private Limited (Skava Systems)(1)(22)	India	100%	100%
Infosys Chile SpA(1)	Chile	100%	100%
Infosys Arabia Limited(2)(22)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(1)	Brazil	100%	100%
Infosys Luxembourg S.a.r.l(1)	Luxembourg	100%	100%
Infosys Americas Inc. (Infosys Americas)(1)(30)	U.S.	—	100%
Infosys Consulting S.R.L.(1)(19)	Argentina	100%	100%
Infosys Consulting S.R.L.(1)	Romania	100%	100%
Infosys Limited Bulgaria EOOD(1)	Bulgaria	100%	100%
Infosys Turkey Bilgi Teknolojileri Limited Sirketi(1)	Turkey	100%	100%
Infosys Germany Holding Gmbh(1)	Germany	100%	100%
Infosys Automotive and Mobility GmbH & Co. KG(1)	Germany	100%	100%
Infosys Green Forum(1)	India	100%	100%
Infosys Business Solutions LLC(1)	Qatar	100%	100%
WongDoody Inc.(1)	U.S.	100%	100%
Danske IT and Support Services India Private Limited (“Danske IT”) (1)(32)	India	100%	—
Infosys Public Services, Inc. USA (Infosys Public Services)(1)	U.S.	100%	100%
Infosys Public Services Canada Inc. (12)(23)	Canada	100%	100%

		Holding as of
	Country	March 31, 2024	March 31, 2023
Infosys BPM Limited(1)	India	100%	100%
Infosys BPM UK Limited(3)	U.K.	100%	100%
Infosys (Czech Republic) Limited s.r.o.(3)	Czech Republic	100%	100%
Infosys Poland Sp z.o.o(3)	Poland	100%	100%
Infosys McCamish Systems LLC(3)	U.S.	100%	100%
Portland Group Pty Ltd(3)	Australia	100%	100%
Infosys BPO Americas LLC.(3)	U.S.	100%	100%
Infosys BPM Canada Inc (3)(31)(36)	Canada	—	—
Panaya Inc. (Panaya)(1)	U.S.	100%	100%
Panaya Ltd.(4)	Israel	100%	100%
Panaya Germany GmbH (4)(27)	Germany	100%	100%
Brilliant Basics Holdings Limited (Brilliant Basics)(1)(22)	U.K.	100%	100%
Brilliant Basics Limited (5)(22)	U.K.	100%	100%
Infosys Consulting Holding AG (1)	Switzerland	100%	100%
Infosys Management Consulting Pty Limited(6)	Australia	100%	100%
Infosys Consulting AG(6)	Switzerland	100%	100%
Infosys Consulting GmbH(6)	Germany	100%	100%
Infosys Consulting SAS(6)	France	100%	100%
Infy Consulting B.V.(6)	The Netherlands	100%	100%
Infosys Consulting (Belgium) NV(6)	Belgium	100%	100%
Infy Consulting Company Ltd(6)	U.K.	100%	100%
GuideVision s.r.o.(7)	Czech Republic	100%	100%
GuideVision Deutschland GmbH(8)	Germany	100%	100%
GuideVision Suomi Oy(8)	Finland	100%	100%
GuideVision Magyarország Kft(8)	Hungary	100%	100%
GuideVision Polska Sp. z.o.o(8)	Poland	100%	100%
GuideVision UK Ltd(8)(22)	U.K.	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)(1)	U.S.	100%	100%
Outbox systems Inc. dba Simplus (US)(9)	U.S.	100%	100%
Simplus ANZ Pty Ltd.(10)	Australia	100%	100%
Simplus Australia Pty Ltd(11)	Australia	100%	100%
Simplus Philippines, Inc.(10)	Philippines	100%	100%
Kaleidoscope Animations, Inc.(9)	U.S.	100%	100%
Kaleidoscope Prototyping LLC(18)(34)	U.S.	—	100%
Blue Acorn iCi Inc (formerly Beringer Commerce Inc)(9)	U.S.	100%	100%
Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)(1)	Singapore	100%	100%
Infosys Financial Services GmbH. (formerly Panaya GmbH) (13)(29)	Germany	100%	100%
Infosys South Africa (Pty) Ltd(13)	South Africa	100%	100%
Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)(13)	Malaysia	100%	100%
Infosys Middle East FZ LLC (13)	Dubai	100%	100%
Infosys Norway (13)(28)	Norway	100%	100%
Infosys Compaz Pte. Ltd (14)	Singapore	60%	60%
HIPUS Co., Ltd(14)	Japan	81%	81%
Fluido Oy (13)	Finland	100%	100%
Fluido Sweden AB (15)	Sweden	100%	100%
Fluido Norway A/S(15)	Norway	100%	100%
Fluido Denmark A/S(15)	Denmark	100%	100%
Fluido Slovakia s.r.o(15)	Slovakia	100%	100%
Infosys Fluido UK, Ltd.(15)	U.K.	100%	100%
Infosys Fluido Ireland, Ltd.(16)	Ireland	100%	100%
Stater N.V.(14)	The Netherlands	75%	75%
Stater Nederland B.V.(17)	The Netherlands	75%	75%
Stater XXL B.V.(17)	The Netherlands	75%	75%
HypoCasso B.V.(17)	The Netherlands	75%	75%
Stater Participations B.V.(35)	The Netherlands	—	75%
Stater Belgium N.V./S.A.(17)(35)	Belgium	75%	75%
Stater Gmbh(17)	Germany	75%	75%
Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”))(13)	Germany	100%	100%
Wongdoody Gmbh (formerly known as oddity GmbH) (20)	Germany	100%	100%
WongDoody (Shanghai) Co. Limited (formerly known as oddity (Shanghai) Co., Ltd.) (21)	China	100%	100%
WongDoody limited (Taipei) (formerly known as oddity Limited (Taipei)) (21)	Taiwan	100%	100%
oddity space GmbH (20)(33)	Germany	—	100%
oddity jungle GmbH (20)(33)	Germany	—	100%
oddity code GmbH (20)(33)	Germany	—	100%
WongDoody d.o.o (formerly known as oddity code d.o.o) (21)(33)	Serbia	100%	100%
oddity waves GmbH (20)(33)	Germany	—	100%
oddity group services GmbH (20)(33)	Germany	—	100%
BASE life science A/S (13)(24)	Denmark	100%	100%
BASE life science AG (25)	Switzerland	100%	100%
BASE life science GmbH (25)	Germany	100%	100%
BASE life science S.A.S (25)	France	100%	100%
BASE life science Ltd. (25)	U.K.	100%	100%
BASE life science S.r.l. (25)	Italy	100%	100%
Innovisor Inc.(25)	U.S.	100%	100%
BASE life science Inc.(25)	U.S.	100%	100%
BASE life science S.L.(25)(26)	Spain	100%	100%

(1) Wholly-owned subsidiary of Infosys Limited
(2) Majority owned and controlled subsidiary of Infosys Limited
(3) Wholly-owned subsidiary of Infosys BPM Limited
(4) Wholly-owned subsidiary of Panaya Inc.
(5) Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(6) Wholly-owned subsidiary of Infosys Consulting Holding AG
(7) Wholly-owned subsidiary of Infy Consulting Company Limited

(8) Wholly-owned subsidiary of GuideVision s.r.o.
(9) Wholly-owned subsidiary of Infosys Nova Holdings LLC
(10) Wholly-owned subsidiary of Outbox systems Inc. dba Simplus.
(11) Wholly-owned subsidiary of Simplus ANZ Pty Ltd
(12) Wholly-owned subsidiary of Infosys Public Services, Inc.
(13) Wholly-owned subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)
(14) Majority owned and controlled subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)
(15) Wholly-owned subsidiary of Fluido Oy
(16) Wholly-owned subsidiary of Infosys Fluido UK, Ltd.
(17) Wholly-owned subsidiary of Stater N.V
(18) Wholly-owned subsidiary of Kaleidoscope Animations, Inc.

(19) Infosys Consulting S.R.L. (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022

(20) On April 20, 2022, Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”) (a wholly owned subsidiary of Infosys Singapore Pte. Ltd (formerly Infosys Consulting Pte. Ltd.)) acquired 100% of voting interests in oddity space GmbH, oddity jungle GmbH, oddity waves GmbH, oddity group services GmbH, oddity code GmbH and Wongdoody Gmbh (formerly known as oddity GmbH)

(21) Wholly-owned subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH)
(22) Under liquidation
(23) Incorporated on July 8, 2022

(24) On September 1, 2022, Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.) (a Wholly-owned subsidiary of Infosys Limited) acquired 100% of voting interests in BASE life science A/S.

(25) Wholly-owned subsidiary of BASE life science A/S
(26) Incorporated on September 6, 2022
(27) Incorporated effective December 15, 2022
(28) Incorporated effective September 22, 2022.
(29) Infosys Financial Services GmbH. (formerly Panaya GmbH) became a wholly-owned subsidiary of Infosys Singapore Pte. Ltd (formerly Infosys Consulting Pte. Ltd.) with effect from February 23, 2023.
(30) Liquidated effective July 14, 2023
(31) Incorporated on August 11, 2023

(32) On September 1, 2023, Infosys Ltd. acquired 100% of voting interests in Danske IT and Support Services India Private Limited ("Danske IT"). Danske IT renamed as Idunn Information Technology Private Limited from April 1, 2024.

(33) On September 29, 2023, oddity space GmbH, oddity waves GmbH, oddity jungle GmbH, oddity group services GmbH and oddity code GmbH merged into WongDoody GmbH and oddity code d.o.o which was formerly a subsidiary of oddity code Gmbh has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH).

(34) Kaleidoscope Prototyping LLC, a Wholly-owned subsidiary of Kaleidoscope Animations is liquidated effective November 1, 2023.

(35) On November 24, 2023 Stater Participations B.V (Wholly-owned subsidiary of Stater N.V) merged with Stater N.V and Stater Belgium N.V./S.A which was formerly a wholly owned subsidiary of Stater Participations B.V. became a wholly owned subsidiary of Stater N.V.

(36) On March 15, 2024 Infosys BPM Canada Inc., a Wholly-owned subsidiary of Infosys BPM Limited got dissolved.

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

(1)
Effective January 1, 2022
(2)
During fiscal 2024 and fiscal 2023, the Group contributed $49 million and $44 million respectively towards CSR.

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

D. Sundaram (appointed as lead independent director effective March 23, 2023)

Kiran Mazumdar-Shaw (retired as lead independent director effective March 22, 2023)

Michael Gibbs

Govind Iyer (appointed as an independent director effective January 12, 2023)

Uri Levine (retired effective April 19, 2023)

Bobby Parikh

Chitra Nayak

Helene Auriol Potier (appointed as an independent director effective May 26, 2023)

Nitin Paranjpe (appointed as an additional and independent director effective January 1, 2024)

Executive Officers

Jayesh Sanghrajka (appointed as Chief Financial Officer effective April 1, 2024)

Nilanjan Roy (resigned as Chief Financial Officer of the Company effective March 31, 2024)

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Shaji Mathew (appointed as Group Head - Human Resources effective March 22, 2023)

Krishnamurthy Shankar (retired as Group Head - Human Resources and Infosys Leadership Institute effective March 21, 2023)

Mohit Joshi (resigned as President effective March 11, 2023, and was on leave till June 9, 2023 which was his last date with the Company)

Ravi Kumar S (resigned as President effective October 11, 2022)

Transactions with Key Managerial Personnel (KMP)

The table below describes the related party transactions with key management personnel which comprises directors and executive officers under IAS 24:

(Dollars in millions)
	Year ended March 31,
	2024	2023	2022
Salaries and other short term employee benefits to whole-time directors and executive officers(1)(2)	14	14	18
Commission and other benefits to non-executive / independent directors	2	2	2
Total	16	16	20

(1)
Includes employee stock compensation expense of $8 million, $6 million and $9 million for fiscal 2024, 2023 and 2022, respectively, towards key managerial personnel (Refer to Note 2.17).

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

Disclosure of revenue by geographic locations is given in Note 2.11 Revenue from operations.

2.21.1 Business segments

(Dollars in millions)
Year ended March 31, 2024	Financial Services(1)*	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All Other Segments(5)	Total
Revenues	5,093	2,719	2,173	2,417	2,696	1,498	1,391	575	18,562
Identifiable operating expenses	2,993	1,414	1,337	1,309	1,763	874	811	355	10,856
Allocated expenses	973	473	391	444	423	245	230	128	3,307
Segment profit	1,127	832	445	664	510	379	350	92	4,399
Unallocable expenses									565
Operating profit									3,834
Other income, net (Refer to Note 2.16)									568
Finance cost (Refer to Note 2.8)									56
Profit before Income taxes									4,346
Income tax expense									1,177
Net profit									3,169
Depreciation and amortization									565
Non-cash expenses other than depreciation and amortization									—

(Dollars in millions)
Year ended March 31, 2023	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All Other Segments(5)	Total
Revenues	5,434	2,632	2,246	2,300	2,357	1,472	1,251	520	18,212
Identifiable operating expenses	3,103	1,352	1,380	1,231	1,551	864	724	348	10,553
Allocated expenses	985	487	401	430	426	242	209	130	3,310
Segment profit	1,346	793	465	639	380	366	318	42	4,349
Unallocable expenses									524
Operating profit									3,825
Other income, net (Refer to Note 2.16)									335
Finance cost (Refer to Note 2.8)									35
Profit before Income taxes									4,125
Income tax expense									1,142
Net profit									2,983
Depreciation and amortization									524
Non-cash expenses other than depreciation and amortization									—

(Dollars in millions)
Year ended March 31, 2022	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All Other Segments(5)	Total
Revenues	5,218	2,379	2,035	1,942	1,787	1,346	1,142	462	16,311
Identifiable operating expenses	2,967	1,158	1,231	1,029	1,133	798	649	316	9,281
Allocated expenses	867	399	353	347	332	213	174	124	2,809
Segment profit	1,384	822	451	566	322	335	319	22	4,221
Unallocable expenses									466
Operating profit									3,755
Other income, net (Refer to Note 2.16)									308
Finance cost (Refer to Note 2.8)									27
Profit before Income taxes									4,036
Income tax expense									1,068
Net profit									2,968
Depreciation and amortization									466
Non-cash expenses other than depreciation and amortization									—

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

* Includes impact on account of McCamish cybersecurity incident (Refer to note 2.6.2).

2.21.2 Significant clients

No client individually accounted for more than 10% of the revenues for fiscal 2024, 2023 and 2022.

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

*******4.2	Registrant’s 2011 RSU Plan
***4.3	Registrant’s 2015 Stock Incentive Compensation Plan
*********4.4	Registrant’s Infosys Expanded Stock Ownership Program – 2019
*****4.5	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan (P)
************4.6	Infosys Expanded Stock Ownership Trust Deed
********4.7	Form of Indemnification Agreement
************4.10	Form of Employment Agreement with the Chief Executive Officer
4.11	Overview of Executive Leadership Compensation
8.1	List of Subsidiaries
*11.2	Code of Conduct and Ethics
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
*****15.1	Registrant’s Specimen Certificate for Equity Shares (P)
15.9	Consent of Independent Registered Public Accounting Firm
15.10	Dividend Distribution Policy
19.1	Code of Conduct for Prohibition of Insider Trading
97.1	Compensation Recovery Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on July 19, 2018.
**	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 12, 2017.
***	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 18, 2016.
****	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 20, 2015.
*****	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 9, 1999.
******	Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-6 (File No. 001-35754) filed on June 28, 2017.
*******	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on August 4, 2014.
********	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 13, 2013.
********* **********

Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on February 28, 2020.

Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on June 19, 2019.

***********	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 29, 2020.
************	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on June 15, 2023.

(P) - Previously filed on paper form

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Infosys Limited /s/ Inderpreet Sawhney

Inderpreet Sawhney
Date: June 24, 2024	Group General Counsel and Chief Compliance Officer