Form 20-F
period 2025-03-31
Infosys Ltd
filed 2025-07-01
CIK 1067491

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2025

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

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 4,153,263,455 Equity Shares.

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

On March 31, 2025, this exchange rate was ₹85.48 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding off.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 20-F contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements generally relate to future events or our future financial or operating performance and are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. These statements are subject to substantial known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geopolitical situations, technological disruptions and innovations such as artificial intelligence (“AI”), generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG (“Environmental, Social, and Governance”) vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions, and the amount of any additional costs resulting directly or indirectly from the McCamish cybersecurity incident. These and additional factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in the ‘Risk Factors’ section in this Annual Report on Form 20-F. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report on Form 20-F are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law.

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

Outlined below are some of the risks that could cause our revenues and profitability to fluctuate. While the summary below provides an indication of the key risks that we face, readers should read the detailed risk factors that follow immediately, for a deeper understanding of the risk factors, and the potential consequential impacts on our business, profitability, growth and reputation.

I. Risks related to the markets in which we and our clients operate

a.
Spending on technology products and services by our clients and prospective clients fluctuates depending on many factors, including the economic, geopolitical, monetary, changes in tariffs or trade restrictions and fiscal policies, and regulatory environment in the markets in which they operate.
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
d.
Our clients may be the subject of economic or other sanctions by governments and regulators in key geographies that we operate in, limiting our ability to grow these relationships, and risking increased penalties and exposure of our business to consequential sanctions.
e.
A large part of our revenues is dependent on a limited number of our clients, and the loss of any one of our major clients could significantly impact our business.

f.
Financial stability of our clients may be affected owing to several factors such as demand and supply challenges, currency fluctuations, regulatory sanctions, changes in tariffs or trade restrictions, geopolitical conflicts and other macroeconomic conditions which may adversely impact our ability to recover fees for the services rendered to them.
g.
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
d.
We are investing substantial cash in creating and maintaining physical and technological infrastructure, and our profitability could be reduced if our business does not grow proportionately.
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

VI. Risks related to our operations

a.
Maintaining a hybrid working model may continue to expose us to various risks.

b.
Our reputation could be at risk and we may be liable to our clients or to regulators for damages caused by unauthorized disclosure of confidential information and sensitive data.
c.
Our reputation could be at risk and we may be liable to our clients for damages caused by cybersecurity incidents.
d.
Our reputation may be impacted, and we may incur financial liabilities if privacy breaches and incidents under General Data Protection Regulation (“GDPR”) or other data privacy regulations across the globe are attributed to us or if we are not able to take necessary steps to report such breaches and incidents to regulators and data subjects, wherever applicable, within the stipulated time or if we are unable to respond on data subject requests on timely manner. Further, any claim from our clients for losses suffered by them due to privacy breaches caused by our employees may impact us financially and affect our reputation.
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
h.
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
b.
The intellectual property (IP) laws of India may not give sufficient protection to software and the related IP rights to the same extent as those in the United States. We may be unsuccessful in protecting our IP rights. We may also be subject to third party claims of IP infringement.

VIII. Risks related to the ADSs

a.
The price of our ADSs and the U.S. dollar value of any dividends we declare may be negatively affected by fluctuations in the U.S. dollar to Indian rupee exchange rate.
b.
ADS holders may be restricted in their ability to exercise voting rights.
c.
ADS holders may be restricted in their ability to participate in a buy-back of shares offered by us.
d.
Increase in the dividend distribution tax rate or introduction of new forms of taxes on distribution of profits or changes to the basis of application of these taxes and/or changes to buyback regulations could adversely affect the returns to our shareholders.

I. Risks related to the markets in which we and our clients operate

Spending on technology products and services by our clients and prospective clients fluctuates depending on many factors, including the economic, geopolitical, monetary, changes in tariffs, trade restrictions and fiscal policies, and regulatory environment in the markets in which they operate.

The technology and IT budgets of our clients are frequently impacted by economic slowdowns, changes in tariffs and trade restrictions, geopolitical conflicts or uncertainties in the markets in which they operate. Resulting reductions in IT spending have in the past adversely impacted, and may in the future adversely impact, our results of operations.

Increased new regulations, changes to existing regulations or increased government interventions, including sanctions, changes in tariffs or trade restrictions in the industries in which our clients operate or economic uncertainty due to inflation, geopolitical conflicts and potential global slowdown may adversely affect the growth of their respective businesses and may reduce demand for our services or cause us to incur additional costs in our processes or personnel, thereby negatively affecting our business, results of operations and financial condition. For instance, our clients may be subject to stringent compliance requirements, including industry specific compliance, privacy and security standards for handling data, which could impact the manner in which we provide our services. In addition, a general slowdown in key geographies where our customers operate in or depend on for their supply chain may impact our revenue and profitability.

Further, regulators have imposed guidelines for the use of cloud computing services that mandate specific controls or require enterprises in specific sectors (such as financial services, insurance, aerospace etc.) to obtain regulatory approval prior to outsourcing certain functions. Regulators across the world may regulate emerging technologies such as AI by setting regulatory boundaries or banning their use. Evolving regulatory frameworks may impact revenue and profitability of our technology sector clients who invest in such emerging technologies and anticipate deriving revenue from such emerging technologies. Reduced or delayed IT spending, including due to changes in tariffs and trade restrictions may also lead to our clients cancelling ongoing projects with us, requesting pricing discounts, seeking extended payment terms or consolidating the technology service providers that they partner with. In the past such events have adversely impacted our utilization rates, revenue earned per billed person month, competitiveness of our proposals, gross margins and cash flows.

Macroeconomic uncertainties, changes in tariffs and trade restrictions and geopolitical conflicts have in the past, and may in the future, lead to an increase in consumer and wage inflation, energy prices, interest rates, and currency fluctuations thus impacting revenue and profitability of some of our clients. For example, some of our clients shut down their operations in Russia due to the conflict in Eastern Europe. As a result, clients may become cautious and reduce their discretionary spending in the short term or delay their decision-making process with respect to their contracts, thereby affecting our revenue. Clients looking to optimize costs may prioritize cost takeout projects, and we may need to alter our offerings, talent mobility and marketing efforts to capture these opportunities. Any geopolitical conflicts, including the recent conflict between India and Pakistan in May 2025, may impact our ability to service our global clients if we are unable to move our operations out of conflict zones in a timely manner or our cost of operations increases as our work is moved to an alternate location. Geopolitical conflicts may impact our clients’ businesses that are spread across the conflicting geographies. Such conflicts may lead to clients prioritizing budgets for investments to decouple from geopolitical conflicts zones. Such investments could lead to a reduction in discretionary investments by our clients in technology services thus impacting our revenue and profitability.

Additionally, any sudden emergence or resurgence of any pandemic in the geographies where we have significant exposure or our clients have exposure or where a majority of our employees are located may impact our revenues and profitability.

An economic slowdown or other factors may affect the economic health of the United States, the United Kingdom, the European Union, Australia or various industries from where our revenues are derived.

Our revenues are concentrated in a few geographies and client industry segments. In fiscal 2025, 57.9%, 29.8% and 9.2% of our revenues were derived from projects in North America, Europe and the rest of the world, respectively. In fiscal 2025, we derived 27.7% of our revenues from the financial services and insurance industry.

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

Any future global economic uncertainty, arising out of various factors including any global pandemic or changes in tariffs or trade restrictions or geopolitical conflicts impacting the financial services, retail, consumer goods, energy and manufacturing industries on which we depend for a substantial portion of our annual revenues, may result in the reduction, postponement or consolidation of IT spending, contract terminations, deferrals of projects or delays in purchases by our clients. This may lower the demand for our services, reduce the utilization or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability.

We also depend on clients in the energy sector to generate our revenues. Any impact in the energy sector due to oil price volatility, such as the volatility caused by the conflicts in Eastern Europe and the Middle East leading to the suspension or closure of operations in those geographies by our clients, may lead to economic pressure on our clients and in turn impact our revenues and profitability.

Our clients may operate in sectors that are adversely impacted by climate change which could consequently impact our business and reputation.

There is increased concern and awareness of risks resulting from climate change across industry sectors in which our clients operate. Our current or future clients in affected sectors may need to transition from climate impacting solutions to climate friendly solutions, resulting in transition or investment risks to their businesses. For instance, our clients in mining and oil exploration related businesses may face severe financial stress due to investments in climate friendly solutions. This in turn may impede our ability to grow due to our exposure to such sectors. In addition, any societal pressure or adverse media publicity against companies that are using or implementing climate impacting solutions may consequentially affect our reputation if we are a significant service provider to such clients.

In certain geographies where our customers have already started transitioning to sustainable solutions, regulatory or regime changes may lead our customers to abandon or temporarily hold such investments potentially impacting our growth and profitability in such service lines.

Changes in immigration laws, their interpretation or enforcement, or delays in getting visas in the jurisdictions in which we operate, could result in increased compliance costs, business disruptions, an inability to bid for or fulfill projects, enforcement actions or penalties, any of which could adversely affect our business, results of operations and financial condition

A portion of our employees in the United States, the United Kingdom, the EU, and other countries and regions rely on work visas and permits, which makes our business vulnerable to changes and exposed to variations in immigration laws. These legal requirements are numerous, frequently changing, and sometimes conflict with one another. In addition, we have in the past and may in the future, experience policy changes to the way in which laws are interpreted and/ or enforced. For example, authorities in certain jurisdictions are adopting increasingly protectionist interpretations of such laws, leading to increased regulatory scrutiny. Changes in legal requirements or their interpretations could result in an increase in the cost of compliance, business disruptions impairing our ability to service our clients, and potential enforcement actions and penalties that could cause us to lose access to such visas. In addition, changes or any additional adverse revisions to immigration laws and regulations or inordinate delays in getting visas due to operational challenges in the jurisdictions in which we operate have in the past caused and may continue to cause us delays, staffing shortages, additional costs, and/ or an inability to bid for or fulfill projects for clients. All of this could adversely affect our business, results of operations and financial condition.

Our clients may be the subject of economic or other sanctions by governments and regulators in key geographies that we operate in, limiting our ability to grow these relationships, and risking increased penalties and exposure of our business to consequential sanctions.

We engage with clients that operate in various geographies and sectors, including in conflict zones or in highly regulated sectors. Sanctions may be enforced on them, their investors or their key managerial personnel either before they become our clients or during the course of our work with them. While we take reasonable precautions to determine if a potential client is on a sanctioned list, our ability to screen and ensure that we do not enter into contract with any such clients is limited and largely depends on the data available in the public domain or third-party databases on sanctioned entities or personnel. If a client is subject to sanctions during the course of our work with them, such engagements may expose us to consequential sanctions, administrative action or loss of any government contracts or engagements.

A large part of our revenues is dependent on a limited number of our clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. In fiscal 2025, our five largest clients together accounted for 13.2% of our total revenues, and our ten largest clients together accounted for approximately 20.5% of our total revenues. The volume of work we perform for different clients may vary from year to year depending on the discretion of our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. There are a number of factors, apart from our performance that could cause the loss of a client or reduction of business from a client. In certain cases, our business may be impacted when a large client either changes its outsourcing strategy by moving more work in-house or by establishing Global Capability Centers (GCC) or replaces its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging geopolitical, economic or competitive environment may also result in the loss of a client’s business in part or in full. If we lose one of our major clients or if one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be adversely affected.

Financial stability of our clients may be affected owing to several factors such as demand and supply challenges, currency fluctuations, regulatory sanctions, changes in tariffs or trade restrictions, geopolitical conflicts and other macroeconomic conditions which may adversely impact our ability to recover fees for the services rendered to them.

Our clients face business challenges and pressures due to several factors that could affect their ability to pay their vendors on time and result in a downward revision of their credit ratings and their ability to raise funds. Any such downgrade of their credit rating could adversely affect our credit terms with such clients, leading to adverse impact on our cash flow and results of operations. While we take precautions to evaluate a client’s credit risks before we onboard them, any sudden variation in the financial health of our clients owing to macroeconomic conditions, changes in tariffs or trade restrictions, including volatility in key business sectors that we operate in, geopolitical conflicts or other global challenges may adversely affect our ability to recover the fees for the services rendered to our clients. Any adverse change in India’s debt rating or our credit rating by international or domestic rating agencies could also negatively impact our business and profitability.

Outbreaks of contagious diseases, viruses or pandemics, could disrupt our business, financial condition, and results of operations.

Outbreaks of contagious diseases, viruses, or pandemics, and related mitigation efforts have disrupted, and may in the future disrupt, our business. The extent of the impact of any future pandemic or outbreak of disease, on our business will depend on factors that are highly uncertain and cannot be predicted, such as the availability of effective vaccines, regulatory actions impacting our business and our clients, and changes to consumer behavior or spending patterns. We may also be adversely affected as a result of the impact that any pandemic or other future outbreak of disease could have on our third-party providers. Any pandemic or a similar public health threat may have an impact on our business and is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We may not be able to provide end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

In recent years, we have been expanding the nature and scope of our client engagements by extending the breadth of solutions and services that we offer, which include, for example, software applications, automation solutions, digital design and analytics services, engineering services, cloud related services, application development and maintenance, consulting, business process management, systems integration and security and infrastructure management. If we fail to anticipate and develop new and innovative offerings utilizing emerging technologies, such as AI based automation, generative AI, cloud, robotic process automation, IoT, and autonomous vehicles, or enhance existing offerings to keep pace with rapid changes in technology and in the industries on which we focus, our business, financial condition and results of operations may be adversely affected. Further, our inability to provide solutions in the areas that our clients are interested in may lead to insourcing as well as setting up of GCC or shifting of work to our competitors.

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

Larger projects often involve multiple components, engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements for various reasons unrelated to the quality of our services and outside of our control, such as the business or financial condition of our clients or the economy in general, cost pressures due to changes in tariffs or trade restrictions (including introduction of tariffs on IT services), or geopolitical conflicts in Eastern Europe and the Middle East. These terminations, cancellations or delays may make it difficult to plan for project resource requirements, which may have a negative impact on our profitability. Geopolitical conflicts in Eastern Europe and the Middle East may impact our ability to service our global clients in certain geographies leading to client dissatisfaction, loss of future business, termination of contracts and litigations.

Additionally, the business owners of our clients are increasingly making or influencing technology-related buying decisions. If we are unable to maintain or continue establishing business relationships with new buying centers, or if we are unable to articulate the value of our technology services to these business functions, our revenues may be adversely impacted.

Intense competition in the market for technology services could affect our win rates and pricing, which could reduce our market share and decrease our revenues and profits.

Our revenues and profits depend, in part, upon the continued demand for our services by our existing and new clients and our ability to meet this demand in a competitive and cost-effective manner. The technology services market is highly competitive. Our competitors include large global consulting firms, India-based technology services firms, software and solution providers, niche service providers, in-house IT departments and GCCs of large corporations.

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources or competitors with more competitive service offerings in emerging areas of demand, such as generative AI, agentic AI, digital design, cloud-based solutions and cybersecurity. In addition, some of our competitors have added offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from consulting, technology services and outsourcing firms with current operations in other countries, such as Eastern Europe, China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partnerships, greater brand recognition and greater ability to hire key technology and management talent than we do. In addition, our competitors may offer higher productivity benefits based on their investment in generative AI capabilities leading to lower total cost of ownership (TCO) for our clients and, potentially leading to significant pricing pressure. We may have to reduce prices to retain our existing clients or win more business. We may be unable to compete successfully against these competitors or may lose clients to these competitors. Additionally, our ability to compete effectively also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs. If we lose clients, fail to attract new clients, or are forced to make pricing concessions as a result of our inability to differentiate our services, commoditization or increased competition, our business, financial condition and results of operations may be adversely affected.

Over the last few years, we have made significant investments in building our capabilities and training our employees in emerging technologies like AI, generative AI and cloud technologies. Many of our large, existing competitors have also made similar investments. However, recent advancements in such technologies have democratized the availability of such technologies, leading to reduced entry barriers for new competitors to enter and disrupt the market for software services. Any inability on our part to compete with such companies and defend our market share could negatively impact our revenues and financial condition.

Moreover, our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive efficiency gains, volume discounts or lower rates. This may impact our ability to pass on any increases in our costs to the clients. In addition, existing and new clients are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Any inability to maintain or increase pricing may also adversely impact our results of operations. Further macroeconomic uncertainties may have an adverse impact on our ability to increase pricing for our services and may lead certain clients to negotiate their existing contracts with us.

Our clients may decide to increase their in-house IT capabilities and/or control of their technology investments by setting up or expanding their own GCC in India or other locations such as Eastern Europe, Latin America and South-east Asia. While this presents opportunities for us to partner with our clients, such centers may also result in erosion of some addressable market and/or increasing pricing pressures for our business.

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

In addition, in order to continue expanding our business, we may need to significantly expand our sales and marketing group, which would increase our expenses and may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations would likely be adversely affected. Additionally, macroeconomic uncertainties, changes in tariffs, trade restrictions or geopolitical conflicts may lead to clients re-evaluating their spending, which may lead them to decide not to extend or renew their business with us.

II. Risks related to the investments we make for our growth

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances on a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. We continue to introduce, several new solutions involving generative AI, a gentic AI, cloud, AI-based automation, robotic process automation, blockchain, IoT, autonomous vehicles and other technologies. However, our inability to identify any future changes or disruptions in the technology space, inability to develop services around them, tailor our go to market strategy to take these services to our global customers ahead of competition and enhance our delivery capabilities to execute these services may impact our competitive positioning, market share and revenues. In addition, the development of some of these services and technologies may involve significant upfront investments and the failure of these services and technologies or our inability to leverage them for the intended purposes may result in our inability to recoup some or all of these investments. If we are not able to identify and timely retire any new services that are not succeeding as per expectations, we may incur additional losses. Further, more competitively priced or attractive products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Evolving regulatory frameworks in the technology sector may impact our new service offerings and may require us to make additional investments to align our service offerings with regulatory standards.

Additionally, macroeconomic conditions, changes in tariffs, trade restrictions or geopolitical uncertainties and any economic downturn may cause us to reduce our expenditure on ideating, incubating, developing and marketing new service offerings, which may affect our long-term growth prospects.

Our use of AI technologies may not be successful and may present business, financial, legal, and reputational risks.

The proliferation of AI continues to significantly impact our industry, and we believe our ability to compete in this space will be critical to our financial performance. Our use of AI, including generative AI and agentic AI, in our client offerings and our own internal operations is pervasive and continues to increase as we advance our research and development of the technology. We have incurred and will continue to incur significant costs to develop and operate our AI capabilities, including ensuring compliance with evolving AI and automation laws and regulations. Failure to develop and implement effective AI solutions or to compete in the AI market as efficiently as our competitors may prevent us from recouping our investments into AI and could negatively impact our financial performance, competitive standing, business, and reputation.

AI technologies are complex and rapidly evolving, and we face significant competition, including from our own clients, who may develop their own AI-related capabilities, which in each case, can lead to reduced demand for our services. Additionally, as these technologies evolve, some professional services currently performed by our people may be replaced by automation, which could have a material adverse effect on our business, results of operations and financial condition.

During the fiscal year, we built our first set of small language models for banking, IT operations, cybersecurity and to provide a robust foundation for implementing and scaling enterprise AI. As more of our services imbibe AI, we may need to plan for additional investment into initiatives like Responsible AI to create appropriate safeguards for handling the use of our data, including customer data processed by us. AI may create content that appears correct but is inaccurate or flawed, which may expose us to brand or reputational harm, competitive harm or legal liability if we, our customers or others rely on this flawed content to their detriment. Additionally, AI tools might utilize content subject to third-party restrictions, potentially hindering usage and causing liability, including through IP infringement, cybersecurity breaches and data protection violations. In addition, the development, adoption, and use of AI technologies are all still in their early stages and ineffective or inadequate AI development or deployment practices by us, our clients, or third parties with whom we do business could result in unintended consequences, including employees relying on inaccurate output, unauthorized disclosure of sensitive information, deliberate misuse, or infringement of third-party IP rights. In the event of such adverse circumstances, our reputation could be harmed, and we could be exposed to legal liability or regulatory risk.

Evolving AI laws and regulations, such as the EU AI Act and the laws of various jurisdictions, which may conflict with one another, can impact our AI integration and business and create compliance challenges. Non-compliance, actual or perceived, may lead to fines, investigations, lawsuits, remediation costs, and reputational damage. Integrating AI into our products or their use in AI applications may also trigger increased regulatory scrutiny, litigation, IP, confidentiality, privacy, security, and ethical risks, harming our business.

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

The synergies that we expect from our acquisitions may not materialize as intended for many reasons, including due to inadequate business alignment or if assumptions made at the time of acquisition do not hold good due to internal or external factors. Moreover, even if we do obtain benefits from acquisitions in the form of increased sales and earnings, there may be a delay between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits.

Further, if we acquire a company, we could have difficulty in assimilating that company’s personnel, operations, products, services, solutions, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

We have made, and may in the future make, strategic investments in early-stage technology start-up companies to gain experience in or exploit niche technologies. However, our investments may not generate expected returns if the demand, supply and cash flow of these companies are adversely affected due to economic uncertainty, changes in tariffs, trade restrictions or geopolitical conflicts. The lack of profitability of any of our investments could adversely affect our results of operations.

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

Goodwill and acquired intangible that we carry on our balance sheet could give rise to significant impairment charges in the future.

Goodwill and acquired intangible is subject to impairment review. Impairment testing under International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) may lead to impairment charges in the future. Any significant impairment charges could adversely affect our results of operations.

III. Risks related to our cost structure

Our expenses are difficult to predict and can vary significantly from period to period, which could cause fluctuations to our profitability.

A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance for any particular period. As a result, unanticipated variations in the number and timing of our projects, employee utilization rates, location of employee deployment, or the accuracy of our estimates of the resources required to complete ongoing projects or uncertain economic situations arising out of various factors may cause significant variations in our results of operations in any particular period. There are also a number of factors that are not within our control that could cause fluctuations in our results of operations from period to period. Our profitability could be affected by pricing pressures on our services, competition for digital capabilities, volatility of the exchange rates between the Indian rupee, the U.S. dollar, and other currencies in which we generate revenues or incur expenses, increased wage pressures in India and at other locations where we maintain operations, any regulatory changes with respect to employee payouts such as overtime payments, increases in taxes or the expiration of tax benefits, the size and timing of facilities expansion and the resulting depreciation and amortization costs, economic downturns, or changes in immigration laws, policy, and enforcement in our key markets that would restrict offshore outsourcing or restrict the availability of certain visas thereby limiting our ability to staff the projects in a timely manner and generate revenues. Further, investments towards our localization strategy and any increase in wages due to market pressures and/or immigration regulations would increase our cost of doing business in certain geographies significantly and thus, impact our profitability.

While we seek to manage costs efficiently, if the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profits. Additionally, we host technology and investment hubs in some of the countries in which we operate. Increased hiring of personnel within these hubs along with staff for enabler functions and management teams may increase our cost of doing business and thereby have an adverse impact on our profits. Our cost of operations is higher onsite compared to offshore and hence we maintain most of our bench offshore. Due to economic uncertainties and changes in tariffs or trade restrictions, our clients may decide to reduce their business with us. Our profitability may be negatively impacted if we are unable to eliminate fixed or committed costs in line with reduced demand. Additionally, any sudden change in demand may impact utilization in the short term thereby impacting profits.

Our cost structure is high in initial periods of large deals due to higher onsite efforts, transition costs and other deal specific costs that we can incur, which can introduce volatility in our margin profile. In addition, we may acquire assets such as hardware, software, products, physical infrastructure, IP, etc., and / or rebadge employees as part of the large deals. Some of the large deals may require us to acquire such assets in the future while pricing assumptions for the same are decided upfront at the time of signing the deal. In addition, we may make various other assumptions related to the cost structure and / or to the execution of the deal. Any changes to these assumptions due to external or internal factors may impact profitability. Additionally, the competition for talent has impacted, and continues to impact, our wage costs. Wage increases may prevent us from sustaining our competitive advantage and may negatively affect our profits.

In addition, due to competitive market conditions and pricing pressures, we are committing to higher productivity improvements in our contracts with our clients. Due to the attention created by the code generation capabilities of AI technologies, clients have started demanding higher commitments around productivity improvements. Any failure to realize such anticipated productivity improvements either due to our inability to identify areas to automate, optimize processes, leverage technology, effectively address service delivery risks or manage client requirements may impact our profitability. Any increase in operating expenses not offset by an increase in pricing or any acquisition with a lower profitability could impact our operating margins. Unplanned expenditures incurred to facilitate our hybrid working model, such as increased information security requirements, may adversely affect our profitability.

Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.

In the last few years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities globally. Between March 31, 2020, and March 31, 2025, our total employee count grew from 242,371 to 323,578. We expect our growth to place significant demands on our management team and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls globally.

As on March 31, 2025, we operated in 292 locations across 59 countries and had more than 100 group companies. Our large size and scale of operations pose significant challenges to maintaining uniform strategies, standards, policies and procedures across the organization. While we have institutionalized our processes, standard operating procedures, enterprise risk management framework, internal control frameworks, information security policies, data privacy program, and compliance programs, some of the controls implemented have, in the past had, and may in the future have design or operating gaps or weakness due to the large size of the organization. This may lead to control failures such as fraud, cybersecurity attacks, and privacy breaches which in turn may negatively impact our reputation, financial condition, profitability, and stakeholder relationships.

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

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wages in India have seen considerable increases over the years, due to a multitude of factors, such as inflation, intense competition for skilled resources between IT services companies and the overall economic growth leading to competition from traditional industrial sectors. Additionally, we have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, including GCCs. Increased demand for talent in India due to higher levels of offshoring across the industry could also cause wages to increase for certain management level employees and skilled professionals.

Likewise, wages globally have increased due to a lack of skilled resources and inflation. Prolonged conflicts, changes in tariffs, trade restrictions or political and macroeconomic uncertainties may increase inflation in key geographies, thereby further increasing wage costs for us. Increased cost of visa processing and increased wages for visa dependent workers in certain geographies may further impact our cost structure.

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

We are investing substantial cash in creating and maintaining physical and technological infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of March 31, 2025, we had contractual commitments of $109 million for capital expenditures, including commitments related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with expansion of existing facilities and construction of new facilities. We will continue to invest in the expansions of existing facilities and construction of new facilities to meet our growth requirements which may increase our fixed costs. We are also investing in the development of new facilities, including in Tier 2 cities across India, to enable our hybrid working model, which may also increase our facilities cost. If we are unable to grow our business and revenues proportionately, our profitability will be adversely impacted.

Changing business and operating models with employees continuing to work in hybrid model may reduce the use of our physical infrastructure. Continued incurrence of operational cost to maintain these facilities may adversely affect our profitability.

Conversely, due to business conditions, we may decide not to expand or invest in certain areas which may impact our ability to meet the commitments given to the federal or state governments, which in turn may impact our reputation and relationship with the governments.

Currency fluctuations and changes in interest rates may affect the results of our operations and yield on cash balances.

Our functional currency is the Indian rupee and majority of our expenses in U.S. dollar and Indian rupees.

We generate a majority of our revenues in foreign currencies, such as the U.S. dollar, the Euro, the Australian dollar, and the United Kingdom Pound Sterling, through our sales in the United States and elsewhere. We avail products and services from overseas suppliers in various currencies. As a result of the increased volatility in the foreign exchange currency markets, there may be demand from our clients that the impact associated with foreign exchange fluctuations be borne by us. Also, we hold a substantial majority of our cash funds in Indian rupees. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the Euro, the Australian dollar and the United Kingdom Pound Sterling, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in U.S. dollar and Indian rupees. Accordingly, changes in exchange rates could adversely affect our revenues, other income, cost of sales, gross margin and net income, and may have a negative impact on our business, results of operations and financial condition. For example, during fiscal 2025, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, affected our incremental operating margins by approximately 0.43%.

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

The availability of science and technology professionals in certain geographies where we operate or into which we choose to expand in the future may be inadequate to satisfy our demand requirements. This may also adversely impact our efforts to localize our workforce in these geographies. Any travel or immigration related restrictions or increased wage costs may further affect our ability to hire or deploy necessary personnel to compete for and provide services to clients in these geographies.

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

With attrition and mobility restrictions, there is a higher dependency on sub-contractors to deliver the committed services to clients, which may also impact our profitability.

We hire a significant number of candidates as fresh college graduates and laterals to meet our business needs. We invest much effort, money and resources to train our associates, especially at the entry level, to make them usable on our client engagements. Desired competency and quality of talent is essential to ensure quality of our service delivery to our clients. Despite our training and enablement efforts, some of the associates fail to meet the competency or required skills. Exits of such associates, despite following the due process of law in the respective jurisdiction may create media attention and scrutiny with authorities, potentially impacting our brand and reputation.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the members of our Board of Directors (the “Board”), executive officers and other senior executive leaders. Our future performance and client relationships may be affected by any disruptions in the continued service of our directors and senior executive leaders. Competition for senior management in our industry is intense, and we may not be able to retain senior management personnel or attract and retain new senior management personnel in the future or there could be targeted hiring of Infosys leaders. Furthermore, we do not maintain keyman life insurance for any of the senior members of our management team or other key personnel. The loss of any member of our senior management or other key personnel, or if they become unavailable for an extended period of time due to health issues, security threats or any other business issues may adversely affect our business, results of operations and financial condition.

V. Risks related to our contractual obligations

Our failure to complete fixed-price and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we offer an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2025 and 2024, revenues from fixed-price, fixed-timeframe projects accounted for approximately 54% and 53% of our total revenue, respectively. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we enter into transaction-based pricing contracts with certain clients who were not historically offered such terms in order to give them the flexibility to pay as they use our services.

The risk of entering into fixed-price, fixed-timeframe arrangements and transaction-based pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may earn lower profits or incur losses as a result of being unable to execute projects within the timeframe and with the amount of labor we expected. Although, we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects and transaction-based pricing projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, the extent of automation and productivity gains we may be able to achieve, the complexity of executing large and multi-party programs, future wage inflation rates or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer. We expect that we will continue to enter into fixed-price, fixed-timeframe and transaction-based pricing engagements in the future, and such engagements may increase in relation to the revenues generated from engagements on a time-and-materials basis, which would increase the risks to our business.

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

Our clients typically retain us on a non-exclusive, project-by-project basis. Many of our client contracts, including those that are on a fixed-price, fixed time frame basis, can be terminated with or without cause, with a notice period as agreed in the contract. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control, which might lead to termination, descoping of a project or the loss of a client, including:

•
financial difficulties for a client including limited access to the credit markets, increased cost of debt service, increased cost of operations, insolvency or bankruptcy, adverse impact due to the macro economic factors, changes in tariffs or trade restrictions or geopolitical conflicts;
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

Our inability to control the client's decision with respect to termination of client contracts could have an adverse impact on our financial condition and results of operations. While there have been no material project terminations due to economic uncertainty, changes in tariffs or trade restrictions or geopolitical conflicts, a prolonged uncertainty could heighten the risk that certain of our clients may invoke termination clauses to reduce their expenditure which could in turn affect our anticipated growth and profitability.

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

Our clients may seek more favorable terms from us in our contracts, particularly in connection with clauses related to the limitation of our liability for damages resulting from unsatisfactory performance of services. Further, any damages resulting from such failure, particularly where we are unable to recover such damages from our insurers, may adversely impact our business, revenues and operating margins.

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

VI. Risks related to our operations

Maintaining a hybrid working model may continue to expose us to various risks.

In 2022, we transitioned into a hybrid model of work for our employees and service providers following an extended period of remote work due to the COVID-19 pandemic and continued with the same. As we hire, train, and deploy talent remotely in this hybrid working model, we may experience the following risks:

•
Our ability to assess the candidates effectively in virtual hiring process, if any, may be affected due to potential fake profiles, candidates employing fraudulent mechanisms to respond to virtual interview questions, lack of personal connects with the candidate, and technical infrastructure issues. This may lead to hiring of unqualified or inappropriate candidates and lead to service delivery disruptions impacting our business operations. Increased potential for fraud with the virtual hiring process could delay completion of background verification, impacting our ability to deploy the talent, client satisfaction, and our reputation.
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

In addition, while working remotely in the hybrid work model, if any of our employees change their locations without informing us, it may impact our ability to comply with local tax laws and other regulatory requirements.

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

As a global service provider with clients in a broad range of industries, we often have access to or are required to manage, utilize, collect and store sensitive data subject to various regulatory regimes, including but not limited to U.S. federal and state laws governing the protection of personal financial and health data and the General Data Protection Regulation (“GDPR”) . These laws and regulations are increasing in complexity and number and change frequently. Scope and coverage of these regulations are vast and include various stakeholders that do not necessarily restrict applicability to a certain geography in which we operate, which may result in greater compliance risk and cost. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to our data or client data, or otherwise mismanages or misappropriates that data, we could be subject to significant litigation, monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions in addition to significant damage to our reputation. The monetary damages might not be subject to a contractual limit of liability or an exclusion of consequential or indirect damages and could be significant. In addition, our liability insurance, which includes cyber insurance, might not be sufficient in type or amount to cover us against claims related to security breaches, cyberattacks and other related breaches. Similarly, many of our contracts involve projects that are critical to the operation of our clients’ businesses and provide benefits which may be difficult to quantify.

Any failure in a client’s system or breaches of security, regardless of our responsibility for such failure or breach, could result in a claim for substantial damages against us and force us to incur significant expense for our defense or could require that we pay large sums in settlement. If unauthorized access to or disclosure of such data in our possession or control occurs or we otherwise fail to comply with applicable laws and regulations in this regard, we could be exposed to civil or criminal enforcement actions and penalties in connection with any violation of applicable data protection laws, as well as lawsuits brought by our clients, our clients’ clients, their clients or others for breaching contractual confidentiality and security provisions or data protection laws. For example, in November 2023, certain systems of Infosys McCamish Systems LLC (“McCamish”), a subsidiary of Infosys BPM Limited (a wholly owned subsidiary of Infosys Limited), were encrypted by ransomware, resulting in the non-availability of certain applications and systems. Six actions were filed against McCamish arising out of this cybersecurity incident. All six actions have since been consolidated, and the consolidated class action complaint was filed on November 7, 2024, purportedly on behalf of all persons residing in the United States whose personally identifiable information was compromised in the incident, including all who were sent a notice of the incident. On March 13, 2025, McCamish and the plaintiffs engaged in mediation, resulting in an in-principle agreement that sets forth the terms of a proposed settlement of the class action lawsuits against McCamish, as well as seven class action lawsuits arising out of the incident that have been filed against McCamish’s customers. On May 9, 2025, McCamish and the plaintiffs entered into a definitive settlement agreement. The settlement is subject to preliminary and final court approval. If approved, the settlement will resolve all allegations made in the class action lawsuits without admission of any liability.

Laws and expectations relating to data protections continue to evolve in ways that may limit our access, use and disclosure of sensitive data, and may require increased expenditures by us or may dictate that we not offer certain types of services.

Given the hybrid working model, there is relatively higher potential for confidential data being exposed. We endeavor to strengthen and automate controls and educate our employees on how to secure the data and follow the best security practices, but non-material data breaches have occurred and the possibility of future data breaches (material or non-material) cannot be completely ruled out. This may lead to an adverse impact on our brand and financial condition and results of operations.

Our reputation could be at risk and we may be liable to our clients for damages caused by cybersecurity incidents.

The increase in sophistication and complexity of cyber-attacks, cybercrime and cyber insecurity have made the global cyber threat landscape highly volatile. Organizations across the world need to be vigilant to shield themselves from cybersecurity risks and the associated perils and challenges. We and our third-party service providers have in the past and may in the future be targets of cybersecurity attacks. For example, certain systems of McCamish, were encrypted by ransomware resulting in the non-availability of certain applications and systems.

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
•
technological error or human error and inadvertent actions by our employees and contractors;
•
malware, ransomware, viruses, worms, and similar threats, including the potential for infection spreading between environments;
•
increased threat and attack surface due to a hybrid work model and emergence of the metaverse;
•
vulnerability of the security automation system to attacks; and
•
malicious use of AI leading to the industrialization of tailored, high volume, high-impact cyberattacks, leaving organizations overwhelmed and unable to operate effectively.

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

Cybersecurity breaches and other data security incidents have in the past and could in the future have an adverse impact on our business, operations, financial performance, and reputation especially in cases where critical systems, or numerous systems, are unavailable or otherwise impacted, resulting in partial to complete disruption of intended business delivery, or due to unauthorized access to, or the loss, corruption, or theft of, intellectual property, personal data, or sensitive information. If we or any of our third-party service providers suffer a cybersecurity breach or other data security incident, or if any such breach or incident is believed to have occurred, we have in the past and could in future face potential claims and litigation, regulatory investigations and inquiries, damages, fines, penalties, and other liability, substantial harm to our reputation, a loss of business, and significant costs to investigate, remediate, and otherwise address the breach or other incident. In addition, we have in the past and expect in the future to incur increased costs in preventing cybersecurity breaches or other information security incidents in the future. Furthermore, as there is increased focus on environmental, social and governance (“ESG”) concerns, our failure to demonstrate strong corporate governance around cybersecurity in the event of a breach could impact our reputation.

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

Our reputation may be impacted, and we may incur financial liabilities if privacy breaches and incidents under General Data Protection Regulation (“GDPR”) or other data privacy regulations across the globe are attributed to us or if we are not able to take necessary steps to report such breaches and incidents to regulators and data subjects, wherever applicable, within the stipulated time or if we are unable to respond on data subject requests on timely manner. Further, any claim from our clients for losses suffered by them due to privacy breaches caused by our employees may impact us financially and affect our reputation.

The GDPR and similar data privacy laws in other jurisdictions impose additional obligations and increase risk exposure upon our business and increase substantially the penalties to which we could be subject to. For example, because the GDPR’s enforcement history on our industry sector is limited, we are unable to predict how certain obligations under the GDPR may be applied to us. Despite our efforts to comply with various data privacy laws applicable to us, a regulator may determine that what we have done is not sufficient and subject us to fines and public censure, which could harm our business and reputation.

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

Recently and increasingly, AI-based tools and technologies have proliferated across the digital industry and our business, introducing newer privacy threats, the understanding of which is at early stages both for the industry and regulators. We may not be able to anticipate or adequately manage the privacy threats that may emerge in connection with greater adoption of AI.

We may be the subject of litigation which, if adversely determined, could harm our business and impact reputation, growth, profitability, and results of operations.

In the normal course of business, we are, and may in the future be, subject to legal disputes or claims. An unfavorable outcome on any litigation matter could require that we pay substantial damages, or, in connection with any intellectual property infringement claims, could require that we pay ongoing royalty payments or prevent us from selling certain of our products. In addition, we may decide to settle any litigation, which could cause us to incur significant costs. A settlement or an unfavorable outcome on any litigation matter could materially adversely affect our business, results of operations, reputation, financial position or cash flows.

Any prolonged economic downturn, changes in tariffs or trade restrictions and geopolitical conflicts and the resulting financial impact to our clients, vendors and other stakeholders along with other situations like cybersecurity threats, data breaches, contractual suspensions, delayed payments and similar other incidents may give rise to more litigation and disputes with our stakeholders resulting in additional cost, or loss of reputation if the same surfaces in the media.

For example, six actions were filed against McCamish arising out of the cybersecurity incident at McCamish. All six actions have since been consolidated, and a consolidated class action complaint was filed purportedly on behalf of all persons residing in the United States whose personally identifiable information was compromised in the incident, including all who were sent a notice of the incident. On May 9, 2025, McCamish and the plaintiffs entered into a definitive settlement agreement. The settlement is subject to preliminary and final court approval. If approved, the settlement will resolve all allegations made in the class action lawsuits without admission of any liability.

In addition, Cognizant TriZetto Software Group, Inc. (“TriZetto”) has filed a lawsuit against Infosys asserting claims for misappropriation of TriZetto trade secrets relating to its Facets and QNXT software products, breach of contract, and unfair competition. The lawsuit seeks unspecified damages, as well as, among other things, an injunction against us to stop us from using any of TriZetto’s trade secrets. We filed counterclaims against TriZetto and its parent company, Cognizant Technology Services (collectively “Cognizant”) alleging that

Cognizant has monopolized, and restrained trade in, the markets for US healthcare payor software products and related IT support for those products in violation of federal and state antitrust laws. We seek treble damages, attorneys’ fees, and an injunction to stop the alleged anticompetitive conduct. Discovery is ongoing and the trial is set to occur in July 2026.

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

We believe we have taken sufficient insurance policies to cover ourselves from potential losses that we may be subject to. However, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also, an insurer might disclaim coverage as to any future claim. For example, certain insurers have indicated that they may disclaim coverage for claims arising from business interruption due to geopolitical conflicts. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or that cause changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our results of operations. In addition, our hybrid working model increases the risk of claims arising out of various situations like errors and omissions and data breaches, which could render the coverage taken inadequate. Increased claims could cause the insurance premium on our regular policies to be increased which could adversely affect our profitability.

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

The health and safety of our employees or those working on our behalf or those present in our offices, and the security of our physical infrastructure may be affected due to acts of violence or vandalism by anti-social elements or the emergence of a disease pandemic or geopolitical conflicts. Although we take protective measures to ensure the safety of our employees at our global locations of work and transit, incidents of organized political demonstrations, civil unrest, random acts of rage or a public health crisis can affect the safety of our assets and employees, impacting business continuity or reputation or exposing us to lawsuits from employees.

Currently, we operate in 292 locations across 59 countries. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. While we believe we have put in place adequate infrastructure and business continuity plans to handle disruption in services due to failure in our communication network, our operations and service delivery may be impacted if such networks are affected by disasters.

As an international company, our offshore and onsite operations may also be impacted by disease, epidemics and local social instability, which could adversely affect our revenues and profitability.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks and other acts of violence or war have the potential to directly impact our clients or us. To the extent that such events affect or involve the United States or Europe (including the current geopolitical conflicts in Eastern Europe and the Middle East), our business may be significantly impacted, as a majority of our revenues are derived from clients located in the United States and Europe. In addition, events of terrorism, military coup or threat of warfare in other parts of the world, could cause geopolitical instability, which in turn may impact our clients or impact our ability to execute projects. Such attacks may destabilize the economic and political situation in India and other countries where we have large operations making it more difficult to obtain work visas and plan travel for many of our technology professionals who are required to work in the United States or Europe. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets, results of operations and could cause our clients or potential clients to choose other vendors for the services we provide.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including China and Pakistan. There have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border including as recently as May 2025. Continued conflict may impact the safety of our employees and development centers in affected locations and increase cybersecurity threats. It may further impact our ability to service our global clients if we are unable to move our operations out of conflict zones in a timely manner or our cost of operations increases as our work is moved to an alternate location. Further, Pakistan is currently experiencing significant political and financial instability that has heightened the risks of conflict in South Asia. Military activity or terrorist attacks in the future could hurt the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. Further, such warfare may also potentially increase the risk of cyber-attacks on us as we are a leading Indian IT service provider. This, in turn, could adversely affect the market for securities of Indian companies, including our equity shares and our ADSs, and the market for our services.

Heightened geopolitical conflicts may affect our ability to operate in these geographies. In addition, any prolonged conflict may delay the economic recovery from the pandemic, compounding any adverse impact to our business.

Climate change risks are increasingly manifesting in our business as strategic, physical and transitional (market and compliance) risks, which if not managed adequately, can affect our operations, reputation and profitability.

There is increased focus by organizations to plan for Environmental, Social and Governance (ESG) risks arising out of climate change, environmental management practices and duty of care, work and safety conditions, respect for human rights, anti-bribery and anti-corruption practices, and compliance to relevant laws and regulations. Risks related to these factors, except those related to climate change, are covered elsewhere in this document. Climate change related risks are discussed in this section.

Strategic climate change risks: In a market with increased awareness of climate change, aligning business with the evolving trends is an important factor affecting the success of the Company. As a member of the global IT/digital supply chain ecosystem, we are prone to strategic risks if our climate action goals are not aligned to global treaties like the Paris Agreement on climate change.

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

Extreme weather events also bring in unique problems depending on the type of calamity. For example, drought can bring increases in food prices, or shortages of certain food items, while events like flooding can cause diseases and epidemics. It can also lead to loss of productivity and increased operational costs. Changes in the availability of natural resources like water, in regions where we operate could directly impact our operations and employee livelihood, which will impact our ability to do business and ensure business continuity. With large operating campuses in major urban cities, operating risks include disruption of power and water supply to our campuses due to extreme weather events, affecting business continuity.

Climate related market risks: In response to increasing awareness on climate change and other related socio- environmental issues, clients increasingly insist on climate action updates, including emission performance disclosures such as Carbon Disclosure Project (“CDP”) score (globally renowned for climate disclosure) during the evaluation stage. A number of clients and potential clients have enquired about Infosys’ Net Zero commitment, commitment to Science Based Targets, and supply chain emission reduction initiatives, and responses to such enquiries may become an important factor in clients’ overall decision-making process. If performance is not managed in these areas, it may adversely impact our ability to compete and win/renew contracts.

Climate related regulatory risks: The scientific community and global leaders agreed upon the importance of limiting the global temperature increase to well below 2°C to minimize the devastating impacts of climate change while signing the Paris Agreement in 2015. Parties to the Paris Agreement have already provided their Intended Nationally Determined Contribution, which outlines the actions countries intend to take to reduce their greenhouse gas emissions. This could translate into emission reduction goals and other environmental targets, disclosures and increased compliance mandated to businesses. In many geographies, regulations requiring detailed disclosures on climate action, performance, risk and opportunities already exist or are being developed. New and emerging regulations may result in increased cost of compliance. Further, any gaps due to incorrect reporting of environmental data /metrics, including misinterpretation of evolving global standards may attract penalties, impact reputation and may lead to other consequences.

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

Infosys is among the early signatories to the United Nations Global compact. In 2020, when we became carbon neutral, we published our ESG Vision and Ambitions 2030, articulating our roadmap to responsible/sustainable business. Our annual ESG publications provide a report of our performance on our ESG Ambitions and are mapped to the United Nations Sustainable Development Goals. In 2025, at the mid-point of our journey towards our ESG Vision 2030, we had an opportunity to refresh our ESG ambitions to address the changing priorities of our stakeholders, and reinforce our commitment to responsible business. Our ESG performance and leadership is monitored internally as well as by external agencies including global ESG assessments. If we are unable to meet our goals or if we are not assessed favorably on ESG measures by external agencies, our reputation, access to capital and longer-term financial stability may be adversely impacted including our brand reputation which could impact the share price.

Conversely, a number of regulators, lawmakers and stakeholders have increasingly expressed or pursued contrary views, legislation and investment expectations with respect to ESG ambitions and measures, including proposing or enacting “anti-ESG” legislation, regulation or policies, which may expose us to additional legal, financial or reputational risks based upon our ESG Ambitions and disclosures.

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

VII. Risks related to legislation and regulatory compliance

There is a great deal of political uncertainty owing to geopolitical tension, changes in tariff or trade restrictions, and we could see an increase in restrictive legislation and regulations in the immigration space, which could adversely affect our ability to service our clients in these geographies.

A number of countries have newly elected governments and a number of countries will hold national elections in the next few months, thereby increasing the political uncertainty for us and our clients operating in these countries. Many of these countries are also facing economic uncertainties, which can lead to a protectionist sentiment with respect to immigration by those governments. A change in administration in key geographies that we operate in could result in more restrictive immigration laws or interpretations. Potential changes could include higher wage requirements, more restrictive application of immigration laws, and more complex processes. This could result in increased costs associated with immigration sponsorship and/or lead to our inability to execute our global delivery model effectively, thereby affecting our results of operations and financial condition.

New and changing regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance efforts and increase our costs of compliance.

We are subject to a variety of laws, regulations and industry standards in the countries in which we operate. These laws, regulations, and standards govern numerous areas that are important to our business, including, but not limited to, privacy, information security, labor and employment, immigration, data protection, import and export practices, marketing and communication practices. Such laws, regulations and standards are subject to changes and evolving interpretations and applications, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, especially as we introduce new solutions and services and expand into new jurisdictions. Any perceived or actual breach of laws, regulations and standards could result in investigations, regulatory inquiries, litigation, fines, tax demands, injunctions, negative client sentiment, impairment of our existing or planned solutions and services, or otherwise negatively impact our business.

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

In connection with this Annual Report on Form 20-F, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2025. We will continue to undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

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

The intellectual property (IP) laws of India may not give sufficient protection to software and the related IP rights to the same extent as those in the United States. We may be unsuccessful in protecting our IP rights. We may also be subject to third party claims of IP infringement.

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

From time to time, third parties, including companies with greater resources than us, have asserted, and may in the future assert, patent, copyright, trademark, trade secret and other intellectual property rights against us or against our clients or business partners. For example, on August 23, 2024, Cognizant TriZetto Software Group, Inc. (“TriZetto”) filed a lawsuit against us in the United States District Court for the Northern District of Texas. The lawsuit asserts claims for misappropriation of TriZetto trade secrets relating to its Facets and QNXT software products, breach of contract, and unfair competition. The lawsuit seeks unspecified damages, as well as, among other things, an injunction against us to stop us from using any of TriZetto’s trade secrets. Third parties also have in the past and may in the future assert patent or other intellectual property rights to technologies that we utilize in our business. If we become liable to third parties for infringing or misappropriating their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop alternative technology, obtain a license or cease selling the applications or products that contain the infringing or misappropriated technology. We may be unable to develop alternative technology or to obtain a license on commercially reasonable terms, or at all. An unfavorable outcome in connection with any infringement or misappropriation claim against us as a result of litigation, other proceeding or settlement, could have a material and adverse impact on our business, results of operations and financial position.

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

We cannot be sure that the services and solutions that we offer to our clients do not infringe on or misappropriate the intellectual property rights of third parties. With increased working from home, the risk that some of our employees may reuse intellectual property of different clients may increase notwithstanding the significant safeguards and policies preventing reuse. Any such instances may give rise to third party claims. These claims could harm our reputation, cause us to incur substantial costs or prevent us from offering some services or solutions in the future. Any related proceedings could require us to expend significant resources over an extended period of time. In most of our contracts, we agree to indemnify our clients for expenses and liabilities resulting from claimed infringements or misappropriations of the intellectual property rights of third parties. In some instances, the amount of these indemnities could be greater than the revenues we receive from the client.

Any claims or litigation in this area could be time-consuming and costly, damage our reputation and/or require us to incur additional costs to obtain the right to continue to offer a service or solution to our clients. If we cannot secure this right at all or on reasonable terms, or we cannot substitute alternative technology, our results of operations could be materially adversely affected. The risk of infringement and misappropriation claims against us may increase as we expand our industry software solutions and platforms and continue to develop and license our software to multiple clients.

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

The software industry is making increased use of open-source software in its development work. We also incorporate open-source technology in our services and in our proprietary products and platforms which may expose us to liability and have a material impact on our product development and sales. The open-source license may require that the software code in those components or the software into which they are integrated be freely accessible under open- source terms and security vulnerabilities in open-source software may adversely expose our product and result in financial claims against us. While we take appropriate measures to comply with open- source terms and assess the known security vulnerabilities, there is a possibility that third-party claims may require us to disclose our own source code to the public, to make the same freely accessible under open-source terms or may result in potential financial impact if there is a claim due to unknown vulnerabilities. Any such requirement to disclose our source code or other confidential information related to our products could adversely affect our competitive position, results of business operations, financial condition and our relationships with clients.

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

If the government of India changes its policies regarding SEZs in a manner that adversely impacts the incentives for establishing or operating facilities in SEZs, our results of operations and financial condition may be adversely affected. In the event, where we are not able to utilize the SEZ Re-investment reserve for investment in plant and machinery within the timeline specified under the Income Tax Act, we will have to pay taxes on the unutilized reserve following the expiry of year specified. This would result in an increase to our effective tax rate.

In the event that the government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

The General Anti Avoidance Rules (“GAAR”) provisions to deal with the Organisation for Economic Co- operation and Development’s (“OECD”)’s Base Erosion and Profit Shifting project of which India is an active participant was applicable from fiscal 2018. Pursuant to GAAR, an arrangement in which the main purpose, or one of the main purposes, is to obtain a tax benefit and may be declared as an “impermissible avoidance arrangement” if it also satisfies at least one of the following four tests:

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

The Finance Act, 2023, effective April 1, 2023, increased the tax withholding rate on payment made to non- residents towards “royalty” and/or “fees for technical services” to 20% from 10% (plus applicable surcharge and cess), subject to furnishing of an Indian Permanent Account Number (“PAN”) or alternative documents in the absence of PAN by such non-residents. However, a lower rate may apply if a Double Taxation Avoidance Agreement read along with Multi-lateral Instrument (“MLI”) exists. Further, based on a Supreme Court ruling, payment to non-residents for purchase of software are not taxable as royalties as long as such payments are not characterized as royalties under a Double Taxation Avoidance Agreement and will not be subject to withholding as long as relevant tax documents are furnished by such non-residents. As we procure various software licenses and technical services from non-residents in the course of delivering our products and services to our clients, the cost of withholding tax on such purchase of software and services may be of additional cost to us as the Company may have to gross up for such withholding taxes in case relevant tax documents for availing the benefit under the Double Taxation Avoidance Agreement are not furnished.

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

We operate in various countries and changes in the tax rates or taw laws of any country could have an impact on our taxes. There could be changes in international tax laws and practices as a result of the OECD Pillars of the Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”) (including “global minimum tax” and taxes on digital services), which may impact our tax cost.

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

Indian laws limit our ability to raise capital outside India, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

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

VIII. Risks related to the ADSs

Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares. Currently, they do not do so, and they may not continue to do so in the future.

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

Under Indian law, a company may acquire its own equity shares without seeking the approval of the court or tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act, 2013. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the SEBI (Buy-back of Securities) Regulations, 2018 (Buy-back Regulations). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Indian Companies Act, 2013 and the provisions of the Buy-back Regulations. In order for ADS holders to participate in our purchase of our own shares under the tender offer route, we must obtain exemptive relief from the U.S. Securities and Exchange Commission and the ADS holders need to take certain actions in order to convert the ADSs into equity shares and tender the equity shares into the tender offer.

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

The SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the Takeover Code) is applicable to publicly listed Indian companies. Therefore, the provisions of the Takeover Code apply to us and to any person acquiring our equity shares or voting rights in our company, including the ADSs.

The acquisition of shares or voting rights which entitle the acquirer, along with persons acting in concert with the acquirer, to exercise 25% or more of the voting rights in or control over the target company, triggers a requirement for the acquirer to make an open offer to acquire at least 26% of the total shares of the target company for an offer price determined as per the provisions of the Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is agreed to acquire such shares or voting rights. In the event that, pursuant to completion of the open offer, the shareholding of the acquirer along with the persons acting in concert with the acquirer exceeds the maximum permissible non-public shareholding, the acquirer is required to bring down the non-public shareholding by adopting the methods permitted by SEBI to facilitate compliance with the public shareholding threshold within the timeline as prescribed under the Securities Contract (Regulation) Rules, 1957. Furthermore, acquisition of shares or voting rights by an acquirer who, together with persons acting in concert with the acquirer, holds 25% or more of the shares or voting rights in the target company, shall trigger the requirement to make an open offer where the additional shares or voting rights acquired would entitle the acquirer (along with persons acting in concert with the acquirer) to exercise more than 5% of the voting rights in the target company.

Upon the acquisition of shares or voting rights in a publicly listed Indian company such that the aggregate shareholding of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert) is 5% or more of the shares of the company, the acquirer is required, within two working days of such acquisition, to disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

Further, an acquirer who, together with persons acting in concert with him, holds shares or voting rights entitling them to 5% or more of the shares or voting rights in a target company, is required to disclose changes in shareholding or voting rights, where there has been a change in such holding (from the last reporting) exceeding 2% of the total shares or voting rights of the company. This disclosure must be made within two working days of such acquisition, disposal, sale or receipt of intimation of allotment of such shares to the company and to the stock exchanges on which the shares of the company are listed. This disclosure is required even if such change results in the shareholding falling below 5%.

Accordingly, the Takeover Code may impose conditions that discourage a potential acquirer, which in turn could prevent an acquisition of our company in a transaction that could be beneficial for our equity holders.

Indian regulations may regulate or restrict remittance of ADRs to the holders or the conversion of ADR into Indian equity shares which may impact investor sentiments.

Increase in the dividend distribution tax rate or introduction of new forms of taxes on distribution of profits or changes to the basis of application of these taxes and/or changes to Buyback regulations could adversely affect the returns to our shareholders.

As per the Corporate Policy on Capital Allocation, “Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback / special dividends, subject to applicable laws and requisite approvals, if any.”

Under this policy, the Company expect to progressively increase its annual dividend per share (excluding special dividends, if any). Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes. We declare and pay dividends in Indian rupees. The Finance Act 2020 has replaced the Dividend Distribution Tax with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In light of the above changes under the Income Tax Act, a company paying dividends to shareholders is required to withhold tax at the applicable rates prescribed under Indian Income Tax Act read along with the applicable tax treaties with respective countries (together with Multilateral Instrument “MLI” as applicable), subject to providing various Tax forms including a Tax Residency certificate by non-resident shareholders.

If the effective rate of tax at source on dividend increases in the future, or new forms of taxes on distribution of profits are introduced, the dividend amount receivable by our shareholders after taxes may decrease.

Indian listed companies which have made a public announcement in respect of a buyback of shares after July 5, 2019, are liable for additional income tax on the buyback of shares of listed companies under section 115QA of the Income Tax Act. Therefore, all Indian companies are subject to tax on buyback of shares. Correspondingly, an income tax exemption to shareholders under section 10(34A) of the Income Tax Act is provided. However, as per Finance (No. 2) Act 2024, the provision of section 115QA of the Income Tax Act shall not apply in respect of any buy-back of shares, that takes place on or after 1st October, 2024 and accordingly exemption to shareholders under section 10(34A) of the Income tax Act will not be applicable. Further any consideration received by the shareholders on account of buy-back of shares on or after 1st October, 2024 shall be taxable as dividend income, as income from other sources as per the provision of section 2(22)(f) of the Indian Income Tax Act and such amount will also be liable to withholding of tax at the applicable rates prescribed under Indian Income Tax Act read along with the applicable tax treaties with respective countries (together with MLI as applicable) subject to providing various Tax forms including Tax Residency certificate by non-resident shareholders. For the purposes of computing the capital gain under the Indian Income Tax Act with respect to the shares bought back, consideration received by the shareholders shall be deemed to be NIL as per section 46A of the Income Tax Act, thus resulting in a capital loss in the hands of the shareholders. Such capital loss shall be eligible for set-off and carry forward as per section 74 of the Income Tax Act.

From April 1, 2025, open market buyback (through stock exchanges) are no longer be permitted. The last three buybacks done by us were open market buybacks. Open market has been the preferred mode of buyback since it allows the company to buy shares at market price and has higher EPS accretion compared to a tender-offer buyback, as well as ease in execution of the same. However, under the new regulation, with open market buyback being phased out, our ability to do buybacks and provide higher EPS accretion for remaining shareholders may be impacted.

“EACH INVESTOR OR PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISORS WITH RESPECT TO INDIAN AND LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.”

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

Our primary geographic markets are North America, Europe, Rest of the World, and India, which generated 57.9%, 29.8%, 9.2% and 3.1% of our revenues in fiscal 2025 respectively. We serve clients in the following industries: financial services and insurance; retail, consumer packaged goods and logistics; communication; telecom original equipment manufacturer (“OEM”) and media; energy, utilities, resources and services; manufacturing; hi-tech; life sciences and health care.

Our revenues grew from $13,561 million in fiscal 2021 to $19,277 million in fiscal 2025, representing a compound annualized growth rate of 9.2%. Our net profit grew from $2,623 million to $3,162 million during the same period, representing a compound annualized growth rate of 4.8%.

Between March 31, 2021, and March 31, 2025, our total employees grew from 259,619 to 323,578, representing a compound annualized growth rate of 5.7%.

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

Principal Capital Expenditures and Divestitures

Capital expenditure

In fiscal 2025, 2024 and 2023, we spent $263 million, $266 million and $319 million, respectively, on capital expenditures. All our capital expenditures were financed out of cash generated from operations. As of March 31, 2025, we had contractual commitments of $109 million for capital expenditure. These commitments included $96 million in domestic purchases and $13 million in overseas commitments.

Refer to Note 2.10 “Business Combinations” in Item 18 of this Annual Report on Form 20-F for details of acquisitions done by the company.

B. BUSINESS OVERVIEW

OUR INDUSTRY

Technology continues to transform businesses in every industry around the world in a profound and fundamental way. We see AI fine-tune the necessities of specialized domains and tasks across industries. Our clients and prospective clients are dealing with the challenge of having to reinvent their processes and systems rapidly in the AI era. This needs an understanding of new technologies and new ways of working, and appreciation of AI landscapes, business processes and practices. We are helping our clients transform every part of their business with technology, from building a digital core to transforming business operations; to achieve agility, efficiency, and resilience; to accelerating their growth agendas. Responsible business approaches, including embracing ESG, continue to gain traction. We continued to witness businesses attempting to reimagine their cost structures, increase business resilience and agility, personalize experiences for customers and employees, and launch new and disruptive products and services.

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

Our clients and prospective clients are faced with transformative business opportunities powered by advances in software and computing technology, especially in AI. These organizations are dealing with the challenge of having to reinvent their core offerings, processes and systems rapidly and position themselves as “AI enabled”. Our strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to an AI future by building strong data foundations with robust cloud capabilities. We are progressing well on our journey to leverage AI to deliver business value to our clients. At the same time, we are also cognizant of the need to build adequate safeguards around privacy, ethics, and controls through Responsible AI practices, which we are trying to evangelize not only within the Group, but across the industry.

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

Over the last few years, we have executed on this strategy and generated significant outcomes as described further below:

1.
Scale Agile Digital: Our digital transformation is today enhanced with AI. We have reimagined ourselves and are on the path to becoming an AI-first organization. We are rated as a “leader” in 58 analyst ratings across our digital service offerings in fiscal 2025. We are seeing growing demand from clients to partner with them as they prepare their enterprises for success in the AI era.

We launched Infosys Aster™ – a set of AI-amplified marketing services, solutions and platforms that deliver engaging brand experiences, enhanced marketing efficiency, and accelerated effectiveness for business growth. During the fiscal year, we completed the acquisition of in-tech, a leading engineering R&D services provider. This strategic investment further strengthens Infosys’ engineering R&D capabilities and reaffirms its continued commitment to global clients to help them navigate their digital engineering journey. We also completed the acquisition of InSemi, a leading semiconductor design and embedded services provider.

Our Insight and data analytics services and solutions further strengthened by our Infosys AI solutions, coupled with our AI platform, powered by Infosys Topaz®, help enterprises adopt a comprehensive approach to scaling enterprise-grade AI for their businesses.

Our Innovate-related services and solutions are boosted by workspaces that have been specifically redesigned for agile software development, teams reskilled in agile methodologies, certified scrum masters and capabilities in horizontal technologies such as 5G, autonomous tech, product engineering, internet of things and blockchain.

Our Accelerate-related services are aimed at rapidly transforming our clients’ legacy technology landscapes and processes with digital technology. We invested in and built strong partnerships with cloud hyper-scalers such as AWS, GCP and Microsoft Azure, and Software-as-a-Service (SaaS) providers.

Our Automation and AI services grew on the back of our alliances with leading Robotic Process Automation ("RPA") solution providers, AI infrastructure players like Nvidia and niche AI players, powered by our best-in-class solutions, IP and frameworks.

During the fiscal year, we built four small language models for banking, IT operations, cyber security and to provide a robust foundation for implementing and scaling enterprise AI. We are also proud to have been certified with ISO 42001:2023, the world's first international standard on AI management systems. Infosys is among the first IT services companies globally to have earned the certification for implementing an Artificial Intelligence Management System framework that fosters Responsible AI practices and adherence to regulatory requirements for enhanced efficiency and accountability.

Our Assure-related services, in software testing and cybersecurity, continued to grow with investments in Cyber Next, our platform powered comprehensive cybersecurity solutions to enterprises.

Through our academia partnerships with Purdue, Trinity, RISD and Cornell, we have trained over 9,700 employees in niche digital skills.

2.
Energize the Core: Leveraging automation and AI, we are winning and executing several engagements for our clients to modernize their core legacy technology and process landscapes. In fiscal 2025, we won total contract value of over $11.6 billion in large deals, continuing to demonstrate our capabilities and competitiveness in executing complex transformation programs. In addition, investments in our own internal systems, reimagination of our internal processes and automation of software development processes have helped increase our agility, boost productivity and enhance our competitiveness. We have a set of capabilities that support our clients in their growth areas related to AI, cloud, and digital and their efficiency areas related to automation, cost reduction, and consolidation. While we witness a strong deal momentum, we have also enhanced our capabilities in the Global Capability Center (GCC) scope across consult, sell, build and deliver functions.
3.
Reskill our People: Continuous learning and reskilling has always been integral to our operating model. We operate our reskilling program with the twin objectives of increasing fulfillment of demand for digital skills in client projects and for enriching the expertise of our global workforce in the next generation of technologies and methodologies. We invested in and scaled our digital reskilling program globally to encompass the latest courses on generative AI. Over 270,000 of our employees today are AI-aware. Lex, our in-house developed, anytime-anywhere-learning platform, offers over 36,000 courses curated for easy consumption on mobile devices with advanced telemetry, gamification, and certification features. Over 307,000 of our active employees use Lex.

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

Looking ahead, and to continue staying relevant to the emerging needs of our clients, we prioritize:

•
Scaling our cloud capabilities, especially around cloud advisory, data on cloud, cloud security, SaaS, Platform-as-a-Service (PaaS), Infrastructure-as-a-Service (IaaS) and private cloud.
•
Expanding capabilities in key digital technology areas such as AI, product engineering, cybersecurity and human experience.
•
Strengthening our employee value proposition for the newer contexts of work and workplace.
•
Running our operations in a cost-effective and agile manner, including increasing the levels of automation in our service delivery.
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
Infosys Topaz®
•
Infosys Aster®
•
Infosys Meridian
•
Infosys Helix
•
Infosys Equinox
•
Infosys Cyber Next
•
Infosys Live Enterprise Application Suite
•
Infosys Cortex

OUR SOLUTIONS AND CAPABILITIES

We provide our clients with a full range of business and technology solutions and capabilities, comprising:

(1)
Consulting

Infosys Consulting helps organizations address complex challenges and deliver long-term, sustainable value. By combining strategic insight, deep industry knowledge, and advanced technology capabilities, it enables clients to drive innovation, accelerate transformation, and achieve measurable business outcomes.

With a footprint that spans more than 50 countries across North America, EMEA and APAC, Infosys Consulting operates on a global scale while delivering tailored solutions that reflect local business needs and market dynamics.

Infosys Consulting embeds itself within clients’ transformation journeys, co-creating, executing, and optimizing solutions that drive true business impact. Whether it is modernizing legacy systems, navigating cloud and data strategies, or embedding generative AI into core operations, the firm provides deep technical expertise coupled with a pragmatic approach to delivery.

By combining design thinking, data-driven methodologies, and next-generation technologies including AI, automation, open-source software, and innovation drawn from the start-up ecosystem, Infosys Consulting empowers clients to reimagine their businesses, enhance agility, and compete with confidence in an increasingly digital and disrupted world.

Industry expertise:

Infosys Consulting serves a broad range of sectors, combining global scale with local insight to help organizations compete and grow in a rapidly evolving landscape. Each industry practice brings hands-on expertise to uncover new opportunities, accelerate digitization, and optimize performance.

Consulting capabilities:

Infosys Consulting integrates business strategy, technology vision, and human-centered change to deliver end-to-end transformation. Its multidisciplinary teams span the full spectrum of consulting services, including:

•
Enterprise AI solutions: Leveraging next generation technologies to solve critical business challenges and enable smart automation, efficiency, and growth
•
Digital platforms: Transforming enterprise operations through leading platforms such as SAP, Oracle, and Salesforce, from design to implementation and management
•
Technology transformation: Bridging business and IT through strategic visioning, enterprise architecture, cloud enablement, cybersecurity, M&A integration, and modern operating models
•
Workforce transformation: Addressing the human factors of change to ensure successful adoption and long-term value through learning, communication, and organizational design

Infosys Knowledge Institute(“IKI”)

IKI harnesses the intellectual capital of Infosys experts and client collaborations to produce novel, distinctive content and insights on the business impact that technology can drive for enterprises. IKI also develops proprietary data and insights through primary research, including large-scale surveys and quantitative analysis. These are published through its flagship Radar maturity reports, the annual Tech Navigator report and ongoing Tech Compass tech trends series, and industry-focused market outlooks and executive journals. IKI has collaborated with 800 clients and created over 1,500 assets since inception.

(2) Enterprise Solutions

SAP

The Infosys SAP Practice provides end-to-end consulting, implementation, and support services, utilizing industry expertise and methods to build truly intelligent enterprises. Our SAP offerings accelerate S/4HANA cloud adoption journey, with Infosys' cloud-first, AI-first approach to transformation. We maximize the value of SAP transformation by continuously investing in tools, accelerators, and industry solutions that drive sustainable success. We enable clients to achieve process excellence with SAP Signavio and LeanIX.

As RISE with SAP Validated Partner, we simplify client’s migration to SAP S/4HANA and unlock cost optimization with our comprehensive RISE with SAP and GROW with SAP offerings. We help clients harness the power of SAP Business Data Cloud for future ready data architecture and Business AI for smarter decisions. Infosys' customized AI-first solutions built on SAP BTP drive intelligent automation, seamless integration and clean core to meet the demands of tomorrow's enterprise.

Oracle

The Infosys Oracle Practice, a strategic partner with Oracle for over 28 years, offers comprehensive Oracle services that leverage AI and Oracle’s advanced cloud technologies to drive business success. Our Oracle Practice encompasses strategic advisory services, business transformation across ERP, Supply Chain, Customer Experience, and Human Capital Management, as well as industry solutions and infrastructure modernization. Our dedication to continuous improvement and intelligent automation is showcased through our innovative AI-first implementation and maintenance services. With recognized expertise in Oracle Cloud Applications and technology services, Infosys is at the forefront of digital innovation and operational excellence.

Enterprise Application Integration (“EAIS”)

The EAIS Practice helps clients navigate their next in AI, cloud and digital transformation with service offerings that deliver innovative experiences with Agentic Process Automation, streamlined operations through domain led process solutions, faster app development using Low Code/No Code, scalable solutions using cloud native development and resilient network with Digital Supply Chain offering. EAIS aligns with Infosys AI First vision and enables clients to become a connected enterprise using our set of offerings of Cloud First Integration, Cloud Native Development, Digital Process Automation, Low Code/ No Code and Digital Supply Chain

•
Cloud First Integration - A dedicated practice focusing on creating digital backbone for API value network and offers standardized and centralized integrated solutions to optimize digital adoption, legacy simplification and tech displacement via digital & cloud Integration & API management, open APIs, connected marketplace, events streaming capability, IPaaS with focus on AI, cloud, data platforms.
•
Cloud Native Development Practice, a dedicated competency that focuses on Cloud Native App Development for Design, building and running applications such as Micro-services on cloud & containerized platforms enabling digital transformation on Cloud.
•
Digital Process Automation – Dedicated practice that focuses on agentic process automation to enable enterprises create exemplary experience, improved productivity and to create innovative business models. Additionally, the practice also enables a complete suite of process transformation including process mining, Optimization and Automation using Pega, UiPath, Blue prism, Automation Anywhere, Power Automate, Celonis, ARIS etc.
•
Low Code/No Code App Development– A practice that focuses on competency to create modern intelligent digital apps harnessing power of democratization and faster app development using Low Code/ No Code, including Appian, Camunda, Unqork, etc., for fostering innovation and agility.
•
Digital Supply Chain – A practice which focuses on offerings for creating cognitive, resilient, autonomous supply chains and delivering end-to-end digital supply chain solutions for managing planning, fulfillment, spend, and asset lifecycle across value chain. Includes key areas of focus on order management systems, warehouse management systems, planning, procurement and enterprise asset management solutions.

Microsoft Business Applications Services Practice

Infosys Microsoft Practice provides industry focused and AI-led, end-to-end solutions and services, driving enhanced value for clients by leveraging the offerings that cut across advisory, consulting, blueprinting, remediations, implementations, rollouts, application maintenance and support. The practice has developed industry leading solutions, horizontal offerings, and accelerators to help clients' run their transformation initiatives on key pivots of predictability, innovations, business resilience and measurable outcomes.

The Microsoft Practice vision is to help amplify the value outcomes for clients through our promise of delivering “Total Human Experience” comprising of three tenets of Customer Experience (CX), Employee Experience (EX) and Operational Experience (OX) supported by a unique “Platform of Possibilities” digital realization framework, which helps improve overall human experience, improve adoption and bring significant and measurable business value to clients.

The Microsoft Practice also harnesses the combined capabilities of Microsoft Agents & Copilots (generative AI), Microsoft Business Apps (D365 Suite), Modern Work (M365 Suite), Microsoft Power Platform and Dataverse, along with the strong foundation of Azure-based services to help our clients transform to AI-first, experience-focused, agile and digital driven enterprises.

Enterprise Cloud Application Solutions (“ECAS”)

The ECAS Practice has been a Salesforce partner for more than a decade and provides end-to-end consulting, implementation, integration, and support services on customer experience platforms that include Sales Cloud, Service Cloud, Marketing Cloud, App Cloud, Experience Cloud, Heroku, Internet of Things (IoT), Data Cloud, Agentforce, Industry Clouds and many AppExchange technologies. As Summit partners of Salesforce, we have liaised with Salesforce and invested heavily in creating Centers of Excellence. We have formed valuable collaborations with other Salesforce ISV partners and have capabilities in Conga, CloudSense Copado, ServiceMax, and Certinia. We have vertical competencies on Health Cloud, Education cloud, Communications cloud, Financial Services Cloud, Auto cloud, Public Service cloud, MFG and CG clouds and have developed native Salesforce solutions for life sciences, consumer packaged goods (“CPG”), retail, manufacturing, and high-tech micro-verticals.

Our acquisition of Fluido and Simplus, leading Salesforce advisors and consulting partners in the Nordics and Americas region and recognized leaders in cloud consulting, implementation and training services, continues to enable us to execute on our strategy to help clients navigate the next in their digital transformation journey. These acquisitions strengthen our position as a leading Salesforce enterprise cloud services provider and enhance our ability to provide clients with an unparalleled cloud first transformation.

Through these acquisitions, we further elevated our position as an end-to-end Salesforce enterprise cloud solutions and services provider, offering clients unparalleled capabilities for cloud-first digital transformation.

Digital Design and Experience Capabilities

Our Digital Experience offering spans the entire breadth of services, from Consulting & Advisory to Digital Transformation, Implementation & Integration, Management & Operations, and Business Services. Following is a summary of our key offerings:

•
Human Experience services: This offering focuses on the human interactions our clients want to influence, and then we reimagine the data, content, platforms, brand, and experience to transform their interactions, leveraging generative AI capabilities.
•
Studio-as-a-Service: Our digital studios are aimed at helping global clients navigate their next digital opportunity and accelerate business outcomes, integrating creativity and digital experience engineering. These studios not only provide agile workspaces and digital skills but also AI accelerators to enable the optimized, high-quality creation of experiences using design thinking, agile sprints, rapid prototyping, and seamless collaboration with our globally connected studios.
•
Digital Marketing services: We help our clients build deeper customer relationships by delivering personalized experiences and content leveraging data-driven insights. We help them enhance their brand recall, elevate their brand experience, create always-on marketing, and optimize their marketing spend.
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

•
Digital Commerce services: We deliver smart and nimble commerce solutions to enable engaging ways for consumers to discover and search for cool ways to select and buy. Our offerings include enriching customer experience using creative commerce, building omni-channel commerce, deploying cloud enabled commerce, and augmenting traditional commerce and self-service capabilities through conversational commerce.
•
Digital Interactions services: We bridge the physical-digital divide by creating engaging cross-channel experiences to meet consumer demand for immersive experiences that are driven by hyper-personalization. We create compelling customer experiences, build digital enterprises, and help disrupt businesses with digital platforms.

Application Development Capabilities

Infosys Modern Application Development offerings help clients create custom software solutions by leveraging our technical expertise, domain experience, consultative capabilities, intellectual property assets, and methodologies. We use an AI-first, cloud-agnostic, agile and product-centric approach to deliver high-quality solutions that are secure, modular, easy-to-deploy, and highly scalable. This helps clients transition from traditional market players to digital ecosystem leaders. Our offerings include cloud-native development, industry-specific vertical package rollouts, re-engineering current business processes, product & platform engineering and developing custom industry solutions.

As part of our AI-first strategy, we have infused AI throughout the software development lifecycle. We leverage our homegrown AI platforms like iLEAD for persona-based Software Development Life Cycle (SDLC) assistance and Infosys Applied AI platform for foundational AI enablement, along with custom AI models and transformers. We also utilize leading technology solutions like GitHub Copilot, where we are among the top GSIs in adoption.

Our overall ADM service offerings are further strengthened by a strong Domain Consulting Group (DCG) consisting of functional and product experts from various industry segments. By bringing in highly relevant industry context, DCG helps deliver business transformation by means of domain-based consulting, thought leadership, domain-centric solution blueprinting, and overseeing industry products/packages adoption. DCG is also instrumental in creation of Infosys’ own industry specific intellectual property assets. To help our clients with rapid adoption of AI, DCG has created AI-first industry blueprints for 23 different industry segments aligned to segment specific challenges, priorities, and opportunities. This is reflected in Infosys getting recognized as a leader by various industry analysts for multiple industry specific IT capabilities.

Application Management Capabilities

Application Management services assist our clients in optimizing the cost of application operations, enhancing business service resilience, improving business experience, and fostering technological innovation to transform and grow their enterprises. We have reimagined application operations through the lens of generative AI and agentic AI, significantly amplifying efficiency and quality of service, and paving the way towards autonomous operations. We achieve efficiencies through an industrialized, IP-based service delivery model, leveraging Infosys’ Live Enterprise Automation Platform (LEAP) and our partner tools, to enhance productivity, and ensure consistent, data-driven, high-quality service delivery.

We have developed a repository of pre-built, ready-to-deploy AI agents using our proprietary agentic framework. These agents orchestrate application operations workflows, leveraging automation bots and conversational AI, to deliver self-healing and predictive application operations.

We enhance business availability through proactive monitoring of critical business processes, thereby reducing the impact of potential business disruptions. Our structured, tool-based approach to application portfolio analysis and technical debt management accelerates cloud adoption and mitigates security risks. We leverage generative AI in the entire life cycle of application maintenance, with Infosys IP and partner tools.

Our dedicated team continuously monitors technology and business trends, developing solutions and accelerators that enable us to deliver best-in-class application management services to our clients.

Application Modernization Capabilities

Infosys AI-First application modernization offerings help enterprises modernize legacy IT systems to become resilient in the face of challenging business environments, responsive to end user needs and relevant to business while effectively minimizing disruption. We help our clients modernize their data and application landscape securely. Our offerings are built on an AI-first approach (AI for Modernization) to accelerate modernization efforts and improve time-to-market. These offerings cover every aspect of application modernization - from industry-specific offerings across all major verticals to technology modernization spanning cloud, mainframe, databases & low code no code. The Infosys Live Enterprise Application Development Platform (iLEAD), part of Infosys Cobalt®, simplifies and accelerates the application modernization and development journey. It harnesses our experience of over 10,000 modernization programs for more than 600 clients to drive hyper-automation with built-in standards and best practices at every stage. The platform provides guided workflows and AI-enabled tools to abstract the complexity of underlying technology, boosting developer productivity. It unlocks information from legacy systems, simplifies decision-making, and reduces dependency on niche skills, saving effort and enabling faster time-to-market. It also integrates with disparate ALM tools for data-driven insights that help improve sprint velocity, release predictability and product quality.

Infosys Quality Engineering Services

Infosys Quality Engineering delivers domain-specific services, solutions, and platforms that help enterprises elevate the quality and reliability of their digital transformations, while accelerating test cycles and adapting to evolving quality requirements. Our AI-first approach empowers organizations to achieve superior business outcomes by integrating intelligent, automated, and scalable quality engineering practices throughout the software lifecycle. Key pillars of our approach are:

People:

Our team of experienced quality engineering professionals brings deep expertise in testing, automation, AI/ML, and continuous delivery. They collaborate closely with development, operations, and business teams to drive measurable results.

Process:

We have evolved from traditional, phase-gated QA to agile, DevOps-driven practices. By embedding quality early and throughout the lifecycle, emphasizing shift-left testing and continuous integration/testing, we deliver faster feedback, reduce defects, and boost efficiency.

Technology:

Leveraging AI/ML-based predictive analytics, advanced test automation frameworks, and cloud-native solutions, we provide rapid, scalable, and reliable outcomes. Our platform-driven approach seamlessly integrates with CI/CD pipelines, offering real-time insights for continuous improvement.

Three-Horizon Service Model:

We continuously monitor market trends and clients need to identify new investment areas and address emerging quality engineering challenges.

•
Horizon 1: Mainstream QE services addressing current enterprise needs
•
Horizon 2: Services gaining significant traction and maturity
•
Horizon 3: Emerging and early-stage services, focused on future growth

Strategic Partnerships:

Our four-tiered Quality Engineering Partnership (QEP) model enhances value delivery:

•
QEP1: Productivity improvement partners (e.g., Tricentis, UI Path, Microfocus) for automation across the QE lifecycle
•
QEP2: Domain/functionality package providers (e.g., SAP, Salesforce, Adobe) to deepen industry expertise
•
QEP3: Cloud service providers (e.g., AWS, Azure, GCP) to support cloud-native digital stacks
•
QEP4: AI solution providers and startups (e.g., OpenAI, Nvidia) to drive AI-first offerings

These partnerships enable us to deliver greater efficiencies, resolve issues faster, and provide innovative solutions tailored to client needs.

Data and Analytics

Our Data Analytics and AI (“DNA”) practice has been investing in data-analytics and AI solutions over the past decade and that has driven our services to help customers unlock AI-powered business transformation and deliver exponential business value. With Infosys Topaz®, we aim to help enterprises accelerate growth, unlock efficiencies at scale and build connected ecosystems.

We work with the customers to get their enterprises data ready for AI to lay a robust data foundation and platform that drives business transformation. We continue to build on our strengths throughout the data lifecycle with AI powered engineering - right from defining their DNA and strategy, implementing their enterprise information architecture, and data acquisition from disparate data sources, to converting it into insights delivered through multiple channels for informed decision-making, including self-service options.

We offer a comprehensive approach by combining customer data journey with cutting-edge AI strategies to drive AI-first business transformation. This helps enterprises to reimagine their businesses processes. We also create AI and analytics models to analyze and solve business problems through data science expertise, mathematical modeling, which finally leads to the application of robotics, machine learning and business process automation.

We help customers achieve all these using systems that can work with the huge volumes of data to enable AI-led real time insights through harnessing and managing “ALL data” with high-speed curation and cataloging of knowledge. AI brain and Smart Data Fabric provide such capabilities with accelerated time-to-market and significantly improve the business value for driving business transformation and helping clients reimagine business models, products, and services.

The practice service offerings include:

•
AI Strategy and Value Office helps enterprises harmonize a business-first AI strategy, establish executive governance and processes along with an outcome-focused value office, driving measurable success. It also provides guidance on technology and architecture choices and assists our clients with building their data, analytics, and business intelligence competency centers. The Value Office framework is designed to help enterprises effectively conceptualize, define, measure, and manage the value generated by their AI initiatives.
•
Getting Enterprises Data Ready for AI powered by platforms and accelerators to help enterprises manage all their data by efficiently cataloging and fingerprinting which is essential for optimal AI performance. It also helps to apply governance guardrails throughout the data/AI lifecycle and democratize knowledge.
•
Data Modernization and Transformation helps strategize, assess, define, and implement end-to-end enterprise information architecture on cloud/hybrid and enable clients to drive business transformation with an AI first approach to increase IT productivity and democratize consumption through native cloud platforms and surrounding ecosystems.
•
AI-Powered Business Transformation is an offering that empowers enterprises to reimagine business processes with AI-augmented capabilities, driving sustainable competitive advantage through measurable business outcomes.

•
Building AI Economy is an offering that helps enterprises build new AI driven products and services which are served through a network of partners. This enables enterprises to build sustainable competitive advantage.
•
Data Monetization helps discover and realize new intelligence-led opportunities, unique to the business, to amplify outcomes and innovate unexplored directions.
•
Data and AI Governance provides the frameworks and expertise needed to ensure trust, data security, privacy compliance, and ethical AI development that paves the way for responsible innovation.
•
Vendor consolidation and GCC: This is driven by the “Data & AI Estate Management” offering of Infosys. The goal is not only to consolidate vendors to reduce services spending but also to create a self-funding model to optimize, manage and transform the data and AI landscape of an enterprise. The self-funding model is driven by committing TCO reduction through AI fueled hyper productivity, new services model – vertical consolidation and right shoring, Cloud driven modernization and license and app rationalization.
•
Data Operations to codify the complexity of a boundaryless data landscape into agile, easy-to-manage operations driven by extreme automation.
•
Data Integration and Extract, Transform and Load (“ETL”) provides end-to-end services for building enterprise data warehouses, data marts, and data stores. This includes building best-in-class zero data engineering, data models or adopting industry-specific models and building the entire data provisioning layer using ETL tools.
•
Master Data Management (“MDM”), Data Quality and Governance defines and implements MDM capability using tools and custom technologies, and industry-specific data quality and governance services.
•
Business Intelligence and Reporting: Our information delivery services include reporting, dashboards, and analytics. They enable end-users with self-service Business Intelligence and enable its consumption across multiple digital platforms.
•
Enterprise Performance Management helps conceptualize and deliver enterprise performance management solutions that help corporations assess and analyze their performance around key KPIs, profitability analysis and the like, as well as applications that deliver capabilities based on financial consolidation and planning.

Engineering Services Capabilities

At Infosys Engineering Services, for over three decades, we have helped discover and deliver viable solutions that drive innovation across the entire spectrum of the engineering value chain – from concept and design to build, manufacture, operate, and sustain. Our goal is to help organizations deliver superior products and experiences while ensuring cost-effectiveness, improved efficiencies, and environmentally sustainable practices. All this while complying with industry standards and compliance needs for the industries that we operate in.

We accomplish this by our end-to-end spectrum of engineering offerings:

•
Cutting-edge Digital Product Engineering: Applying latest technologies for integrated product development through our core competence in mechanical, silicon & embedded, electronics, electrical and software systems. These span areas from lightweight composite aero-structures to high performance turbomachinery equipment to human-factor engineered medical devices and software products and platforms.
•
Connecting the Physical and Digital Worlds: By enabling IoT-enabled connected systems, machines, processes, and smart spaces, we bridge the gap between the physical and digital realms, making everything smarter and more efficient. From helping build smart factories for premier aerospace MRO firms to award-winning connected & autonomous vehicle solutions.
•
Advanced Networks & Connectivity: We transform traditional network models into advanced, secure, and reliable network infrastructure, enhancing connectivity with services including software-defined, 5G, & edge networks. We help develop and deploy AI-powered media and entertainment platforms. We are also transforming our clients’ workplace collaboration with our innovative unified communications services and contact center transformation on cloud / voice AI solutions.
•
Incubating Emerging Technology Innovation: We have expanded capabilities in emerging offerings like NextGen Mobility, Private 5G Networks, and AI-First Engineering. We have a vibrant partner ecosystem with leading technology players, industry bodies and academia to fuel this. Specialized acquisitions like Kaleidoscope Innovation, a full-spectrum product design, development and insights firm innovating across medical, consumer and industrial markets, InSemi a leading semiconductor design and embedded services provider bringing niche design skills at scale, and in-tech, focused on automotive, rail-road and smart industry sectors especially for the next phase of automotive innovation in the arena of software defined vehicles, bolster our capabilities to innovate and make meaningful impact through a combination of cutting-edge technologies.

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

Infosys has also made investments to create comprehensive platforms and solutions aimed at addressing hybrid IT management and the industrialization of services. The platforms include:

•
Infosys Polycloud Platform: Today, most of the enterprises have started to adopt cloud native, apps and platform-centric approaches. The Infosys Polycloud Platform, enables enterprises to build vendor-agnostic solutions across cloud providers without worrying about getting locked in, while providing the flexibility to port from one provider to another. The Infosys Polycloud platform comprises the Smart Catalog, Telemetry Hub and an overall governance and security framework providing a seamless experience for multiple personas.
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

Infosys Cobalt®

Infosys Cobalt® is a comprehensive suite of services, solutions, and platforms designed to act as a force multiplier for cloud-powered enterprise transformation. It enables enterprises to become agile by adopting cloud, AI, and other technologies to drive business growth and resilience, going beyond merely managing technological challenges. With its transformative capabilities, Infosys Cobalt® helps create future-ready enterprises, leveraging technology to bring efficiency, agility, and innovation in every industry segment and region. Infosys Cobalt is designed to be secure by design, adopt AI pervasively, and keep sustainability needs at the core.

Strategic business outcomes: Strategic Business Outcomes - Infosys Cobalt® empowers enterprises to achieve sustainable growth while delivering exceptional customer experiences. By enabling the development of relevant, innovative products and services, it positions businesses to unlock new revenue streams. The platform embeds compliance capabilities with minimal overhead, ensuring agility and adaptability in a rapidly evolving landscape. With continuous innovation at its core, Infosys Cobalt® drives strategic differentiation and operational excellence through the seamless integration of cloud, AI, and data technologies.

Customized industry cloud solutions: Infosys Cobalt® industry cloud solutions provide perspective reference architecture, implementation blueprint, and security-compliant frameworks tailored to key industry segments. This enables enterprises to maximize the value of their existing IT landscape while unlocking potential with technology for executing businesses in new ways. This approach delivers exceptional business process efficiency, and great experiences for all stakeholders (customers, partners, and employees), and by fostering innovation, organizations gain a competitive edge and drive sustainable growth.

Cloud for AI, innovation and efficiency: At the heart of Infosys Cobalt® lies its ability to reimagine technology within core business processes. It enables enterprises to adopt composable architectures, redefining products, and services to meet evolving market demands. This adaptability positions organizations to excel in dynamic business ecosystems. Through the integration of AI and data technologies, Infosys Cobalt® facilitates the transition to autonomous operations, creating smarter, more innovative, and real-time enterprises. The result is a foundation of resilience, efficiency, and continuous innovation that drives sustained success.

Infosys AI and Automation Capabilities

Infosys AI offerings powered by Infosys Topaz® help enterprises adopt a comprehensive approach and roadmap to discover and scale AI across the enterprise in a responsible way. With Infosys AI, businesses can re-imagine the work, workplace, and workforce to drive business agility, enhance customer experience and gain competitive edge in the market.

Infosys is taking the AI-first approach to its own transformation, with Agentic AI at the forefront of our strategy for both internal implementations and client solutions. We are bringing the power of AI to accelerate our own enterprise transformation, even as we build incremental value from micro-changes, to improve client service, reimagine business processes, and boost productivity. Through our Infosys Agentic Foundry, we are developing specialized agents that transform work, workforce and workplace for ourselves and our clients. These include specialized AI Agents that enhance productivity across the enterprise from deep research agents for knowledge discovery, audit agent for financial compliance, coding agents, knowledge retrieval agents, and personalized learning agents. We launched our first Small Language Model (SLM) and integrated it into multiple of our products and services. For instance, our BankingSLM is integrated into platforms like Finacle, and is powering AI assistants that are designed to support users across roles such as business operations, system support, and application customization.

We have reimagined our core service offerings and created 25 playbooks leveraging the power of AI and delivering value to our clients. We have created 23 AI Industry blueprints to solve industry specific challenges using AI. We have a dedicated Topaz® Center of Excellence to work on the emerging AI trends in collaboration with our partners including hyper-scalers, start-ups, Industry bodies, academia and more. Over 2,75,000 of our people are trained on AI at different levels of proficiency. Our open-sourced Responsible AI toolkit has gained significant industry adoption, earned recognition from the OECD.AI Policy observatory, and has been adopted by the Karnataka Government for startups. We are collaborating with the Linux foundation for networking and building strategic partnerships with universities to set up AI Labs in the US and UK, focusing on AI Models and Responsible AI.

Infosys Topaz® – is our AI-first set of services, solutions, and platforms that includes: A platform-based, poly-AI approach to improve adaptability and flexibility, Industry Blueprints, Playbooks, Specialized models for domain adaptation (Narrow Transformer), Infosys Topaz® Responsible AI framework and an Ecosystem of partners: Infosys Topaz® brings an extensive ecosystem across the AI value chain. We have successfully delivered over 400 generative AI projects by bringing Infosys Topaz®, our generative and agentic AI-powered services and solutions.

Infosys AI offerings are serving businesses, across industries, in building resilience into their operating model and uncovering smart innovations that deliver renewed and intuitive customer experiences for the next normal.

Infosys Center for Emerging Technology Solutions (iCETS)

iCETS is the emerging technology solution incubation partner for Infosys’ clients and units. It provides next-generation platforms and innovation-as-a-service to help future-proof enterprise businesses, leveraging 'New Emerging and eXploratory Technologies’ (NEXT). There are four distinct dimensions across which iCETS delivers innovation.

InspireNext: A set of capabilities and offerings designed to help discover new possibilities of doing business. The Listening Post as a Service (LPaaS) acts as signal catcher of new business and technology trends. We have helped over 65 clients to detect early signals of evolving phenomena from innovation centres across the world. The insights gathered from our LPaaS program, and our clients help us to set up and develop Centers of Excellence (CoE) for technologies such as AI and generative AI, quantum computing, cybersecurity, mixed reality, etc. These CoE experiment with and develop possible and demonstrable solutions for our clients, e.g. an AI benchmarking platform, logistics optimization using quantum technologies, etc.

ServiceNext: Newly developed capabilities and IP are leveraged to help differentiate our service offerings or create new offerings for our clients. For example, LEAP for AI led maintenance projects, CyberNext for cybersecurity management for our clients, iQE for quality engineering services, iDSS and iEDPS for data readiness for AI, etc. Each of these platforms gives Infosys an edge by providing efficient services and helping clients to reduce costs and risks while adopting new solutions. We have over 1,000 client deployments of our IP across our portfolio. Be The Navigator (BTN) is our flagship program for grassroot innovation. It is a structured and scalable program for our clients to leverage our innovation expertise and infrastructure to make improvements each day.

ConnectNext: Brings together innovations from an external ecosystem of hyper-scalers, startups and universities. The Infosys Innovation Network (IIN) today nurtures many startups across technologies. Its collaboration with hyper-scalers and product players helps to differentiate Infosys' services and platforms, including in generative AI, data readiness, immersive experiences, space, semiconductor, etc.

IncubateNext: Provides our clients with rapid and agile innovation capabilities. Infosys internal experts, IP and external partnerships like startups bring significant scope for experimentation, scaling of ideas and increased velocity of innovation. Infosys Living Labs has helped 100+ clients in adopting new technologies, such as AI, generative AI, mixed reality, customer experience, etc. Most of our innovations are also made available for wider learnings via our Innovation Hubs. With over 190 different technology experiences, we help our clients from different industries to understand the potential and apply these innovations to their business opportunities.

We have also established the Applied Research Centers (ARC) that focus on technological and trends research across diverse domains such as applied AI, new interaction models, autonomous machines, advanced cybersecurity and other emerging technology areas.

Business Process Management Capabilities

Infosys BPM provides end-to-end Business Process Management (BPM) services. Our consultative approach leverages Generative Business Services prioritizing AI solutions, as we embed AI at the core of everything we do—leveraging deep customer insights, domain expertise, and empathetic intelligence to seamlessly integrate generative AI solutions, agentic AI solutions, and drive innovation toward a SaaS model. Our AI-driven approach transforms business operations, making them smarter, faster, and more intuitive. The comprehensive approach empowers organizations to relentlessly innovate, accelerate growth, build connected ecosystems, and ultimately deliver large-scale business impact. We also continue to leverage AI's benefits for our human-ware through skill enhancement, and reskilling, complex problem-solving, judgmental decision making, and domain expertise.

Infosys BPM offers business process management services such as Finance & Accounting (F&A), Sourcing & Procurement (S&P), Sales & Fulfilment (S&F), Customer Service (CS), Human Resource Outsourcing (HRO), Legal Process Management (LPM), Digital Interactive Services (DIS), Digital Transformation Services (DTS), Analytics (AT), Business Transformation Services, Annotation Services for AI and ML, Learning Services, Master Data Management, Geospatial Data Services, Business Process as a Service (BPaaS), Global Capability Centers (GCC), Financial Crime Compliance (FCC), Trust & Safety (T&S), and Industry Solutions across industry segments viz, BFSI, Manufacturing, Hi-Tech, Retail, Services, Utilities, Resources & Energy (SURE), Telecom etc.

Our platform-based digital capabilities include industry leading policy administration and insurance platform McCamish NGIN; vertical utilities platform in mortgage – Stater, and our joint venture with Hitachi, Panasonic, Mitsubishi and Pasona in Japan for sourcing and procurement, and enterprise capabilities platforms such as APOC (Account Payables on Cloud).

(3) Products & Platforms

EdgeVerve AI Next – Our 'Enterprise Transformation Platforms' that empower clients to unlock possibilities in their AI-led digital transformation journey. EdgeVerve’s mission is to inspire enterprises through the power of digital platforms, enabling them to innovate business models, drive operational efficiency and foster a connected ecosystem. The Unified AI Platform, is designed from the ground up to harness generative AI and the transformative potential of agentic AI. It eliminates silos across people, processes, data, and technology—driving business transformation and enabling enterprises to scale Applied AI seamlessly. By combining AI-driven insights, cloud-native architecture, and cutting-edge automation, AI Next provides flexible, scalable solutions that empower organizations to adapt and thrive in an ever-changing digital landscape, minimizing disruptions while enhancing agility and scalability. From global business services and enterprise transformation to supply chain optimization, EdgeVerve AI Next is a catalyst for profound business transformation.

Finacle®

Finacle® is an industry leader in digital banking solutions. Finacle’s cloud-native solution suite and SaaS offerings help banks engage, innovate, operate, and transform better to scale digital transformation with confidence. Finacle solutions address the core banking, lending, digital engagement, payments, cash management, wealth management, treasury, analytics, AI, pricing, and blockchain requirements of financial institutions. Banks in over 100 countries rely on Finacle to help more than a billion people save, pay, borrow, and invest better.

McCamish

Infosys McCamish offers platform-based insurance process management solutions and services insurance companies across a broad array of insurance products, distribution models and platform deployment options. Core offerings include products and services in Individual Life Insurance and Annuities, Employer sponsored Benefits and Retirements and Producer Management and Compensation. In addition to providing the VPAS® Platform in License, and SaaS engagements, Infosys McCamish also provides end to end BPM Policy administration services on the VPAS® Platform which provides BPM and SaaS-BPM hybrid engagement options. The VPAS® platform is a comprehensive software suite that provides rich functional depth for servicing all types of insurance and annuity products across the industry value chain on a single platform. PMACS® offers a comprehensive suite for producer and distribution management in financial services, enabling fast go-to-market for compensation plans, reliable calculations, and easy management. NGIN is a cloud-native platform for global life insurance and annuity policy administration, enhancing operational efficiency and growth. NBUW platform unlocks new business acquisition potential with flexibility for managing acquisitions, suitability analysis, and underwriting decisions. The digital platform includes both Customer (policyholder) and Agent portals and API integration with smart devices and IoT components such as smart video and chat bots.

Panaya®

Panaya®, a SaaS-based company certified by SAP, Oracle, and Salesforce.com, offers an all-in-one platform for Smart Testing solutions and Change Intelligence tailored for ERP, CRM, and cloud business applications.

Panaya® accelerates and de-risks digital landscapes with AI-powered Test Automation, Test Management, and Impact Analysis. Panaya®'s focus on ease of use and an intuitive interface ensures seamless collaboration between business and IT, empowering business users and IT professionals to gain real-time visibility and control over their projects. This capability enables faster releases and continuous delivery of high-quality software.

Since its founding in 2006, over 3,000 companies across 62 countries, including a third of the Fortune 500, have trusted Panaya® to drive rapid, quality testing and change management in their enterprise business applications.

Infosys Equinox

Infosys Equinox is a composable, human-centric digital commerce and marketing platform that enables enterprises to deliver hyper-personalized omnichannel shopping experiences across all touchpoints. Our AI-powered future-ready MACH-X (Microservices-based, API-first, Cloud-native, Headless, and eXtensible) architecture balances agility and adaptability to enable enterprises to solve their most complex and unique e-commerce needs. Our integrated partner ecosystem, growing app store, and commerce-as-a-service operating model make it a highly effective e-commerce platform to build end-to-end commerce solutions.

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

Infosys Stater

Infosys Stater operates in the Mortgage and Consumer loan value-chain with extensive capabilities in Digital Origination, Servicing, and Collections. A leading technology and business process management provider across the mortgage services value chain, Infosys Stater enhances experience and operational efficiencies. Our platform helps customers to be innovative and successful. We continue to drive clients’ Mortgage and Consumer Loan digital transformation strategy with accelerators such as dynamic workflow, API layers, RPA, and Analytics.

OUR CLIENTS

We market our services to enterprises throughout the globe. We have a strong market presence in North America, Europe and Asia Pacific.

Our revenues for the last three fiscal years by geography are as follows:

Geography	Fiscal
	2025	2024	2023
North America	57.9%	60.1%	61.8%
Europe	29.8%	27.6%	25.7%
Rest of the World	9.2%	9.8%	9.9%
India	3.1%	2.5%	2.6%
Total	100.0%	100.0%	100.0%

Our revenues for the last three fiscal years by business segment were as follows:

Business Segments	Fiscal
	2025	2024	2023
Financial services	27.7%	27.4%	29.8%
Retail	13.5%	14.7%	14.5%
Communications	11.7%	11.7%	12.3%
Energy, Utilities, Resources and Services	13.3%	13.0%	12.6%
Manufacturing	15.5%	14.5%	12.9%
Hi-Tech	8.0%	8.1%	8.1%
Life Sciences	7.3%	7.5%	6.9%
All Other segments	3.0%	3.1%	2.9%
Total	100.0%	100.0%	100.0%

For fiscal 2025, 2024 and 2023, our five largest clients together contributed 13.2%, 13.3% and 12.7%, respectively, of our total revenues.

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

SALES AND MARKETING OVERVIEW

We have organized our sales and marketing functions into teams, across 59 countries around the world, focusing on delivering AI, cloud and other digital solutions for specific industries and geographies. Our depth of geographic reach and industry knowledge allow us to leverage global expertise tailored locally to serve every client's needs. Our strategy focuses on articulating and demonstrating how we can be the next-generation digital-first, enterprise AI partner of choice for businesses navigating their transformation.

Brand Infosys is counted among the world’s Top 100 brands and has also been recognized as the fastest growing IT services brand globally, over a 5-year period. It is nurtured by over 320,000 of our purpose-driven Infoscions seeking to amplify human potential and create the next opportunity for people, businesses, and communities. It is built around the premise that the experience we have gained, for over four decades, in managing the systems and workings of global enterprises enables us uniquely to be navigators for our clients. We do it by enabling them with an AI-first foundation. We empower the business with enterprise AI, cloud, and other digital technologies at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning approach drives their continuous improvement through building and transferring skills, expertise, and ideas from our innovation ecosystem. Our localization investments in talent and innovation centers help accelerate the business transformation agenda. For over four decades, we have been deeply committed to being a well-governed, environmentally sustainable partner for our clients where diverse talent, in an inclusive workplace, helps them navigate their next.

COMPETITION

We see intense competition in traditional services, a rapidly changing marketplace and the emergence of new players in niche technology areas. We have invested in building proprietary IP in software platforms and products. We have continued to invest in Infosys Cobalt®– a set of services, solutions and platforms for enterprises to accelerate their cloud journey, Infosys Topaz® – a set of AI-first services, solutions and platforms using generative AI technology and Infosys Aster – an AI-amplified Marketing Suite.

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

As of March 31, 2025, we employed 323,578 employees, of which 306,599 are professionals involved in service delivery to clients, including trainees. Our culture and reputation as a leader in consulting, technology, outsourcing and next-generation digital services enable us to attract and retain some of the best talent.

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

We also recruit students from campuses outside India, including but not limited to the United States, UK, Australia, Singapore, Japan, Germany, Canada, Mexico, Mauritius and China. We rely on a rigorous selection process involving evaluation of mathematical and logical aptitude, coding ability and in-depth interviews, to identify the best applicants. This selection process is continually assessed and refined based upon multiple factors including performance tracking of past recruits. We have continued to conduct interviews virtually across the globe and the team also enhanced the in-house applicant tracking system which is currently being used for hiring in India and China.

During fiscal 2025, we received 4,457,748 employment applications, interviewed 430,080 applicants and extended offers of employment to 83,207 applicants. These statistics do not include our subsidiaries.

INTELLECTUAL PROPERTY

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. As of March 31, 2025, we have 823 pending or registered patents in India, the EU, the United States and other key jurisdictions. Infosys Limited and its subsidiaries also have over 870 trademarks pending or registered across classes identified for various goods and services across 52 countries. We require employees, independent contractors and whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

The Indian Companies Act, 2013 has introduced the concept of compulsory corporate social responsibilities. As per the Indian Companies Act, 2013, a company having net worth of rupees five hundred crore or more (approximately $60 million) or turnover of rupees one thousand crore or more (approximately $120 million) or a net profit of rupees five crore or more (approximately $1 million) during the immediately preceding financial year will be required to constitute a Corporate Social Responsibility (CSR) Committee of the board of directors and spend at least 2% of their average net profit for the immediately preceding three financial years on CSR. The CSR committee should consist of three or more directors, at least one of whom will be an independent director, and the company should have a CSR policy approved by the Board. Consequent to the requirements of the Indian Companies Act, 2013, approximately $69 million was contributed towards corporate social responsibility activities during fiscal 2025.

The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits as described in Item 3 – Risk Factors.

LEGAL PROCEEDINGS

McCamish Cybersecurity incident

From March 6, 2024 through July 25, 2024, six actions were filed in the U.S. District Court for the Northern District of Georgia against McCamish. The actions arise out of the cybersecurity incident at McCamish initially disclosed on November 3, 2023. All six actions have since been consolidated, and the consolidated class action complaint was filed on November 7, 2024, purportedly on behalf of all persons residing in the United States whose personally identifiable information was compromised in the incident, including all who were sent a notice of the incident. On December 20, 2024, the Court granted the parties’ joint motion to stay proceedings pending the parties’ efforts to resolve the lawsuit through mediation. On March 13, 2025, McCamish and the plaintiffs engaged in mediation, resulting in an in-principle agreement that sets forth the terms of a proposed settlement of the class action lawsuits against McCamish, as well as seven class action lawsuits arising out of the incident that have been filed against McCamish’s customers. On May 9, 2025, McCamish and the plaintiffs entered into a definitive settlement agreement, and the plaintiffs moved for preliminary approval of the settlement. Under the settlement terms, McCamish has agreed to pay $17.5 million into a fund to settle these matters. The settlement is subject to preliminary and final court approval. If approved, the settlement will resolve all allegations made in the class action lawsuits without admission of any liability.

Apart from legal proceedings and claims arising from the McCamish cybersecurity incident, the Group is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Group’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

Others

Apart from legal proceedings and claims arising from the McCamish cybersecurity incident, the Group is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Group’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

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

Additionally, we have leased facilities measuring approximately 380,000 square feet in Electronics City which accommodate approximately 4,700 employees.

Our capital expenditure on property, plant and equipment for fiscal 2025, 2024 and 2023 was $ 263 million, $266 million, $319 million, respectively. All our capital expenditures are financed out of cash generated from operations. As of March 31, 2025, we had contractual commitments for capital expenditure of $109 million.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and videoconferencing.

Currently, we have presence in 292 locations across 59 countries. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant owned and leased properties are listed in the table below.

Location	Building Approx. Sq. ft.	Seating capacity	Ownership	Land Approx. Sq. ft.	Ownership
Software Development Facilities
Bengaluru (Infosys City Main Campus), Karnataka	6,508,049	38,292	Owned	4,736,303	Owned
Bengaluru Sarjapur & Billapur, Karnataka	—	—	—	15,433,978	Owned
Bengaluru Attibele, Karnataka	—	—	—	2,333,301	Owned
Bhubaneswar (Chandaka Industrial Park), Orissa	1,375,898	4,383	Owned	1,999,455	Leased
Bhubaneswar (Info Valley Goudakasipur & Arisol), Orissa	1,264,774	4,532	Owned	2,218,040	Leased
Chandigarh (SEZ Campus)	1,135,580	6,134	Owned	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	532,079	3,883	Owned	578,043	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	3,639,091	20,245	Owned	5,617,084	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	2,018,050	12,921	Owned	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	4,577,157	27,636	Owned	19,715,768	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	2,307,393	6,715	Owned	15,747,394	Owned
Mysore (Hebbal Electronic City), Karnataka	12,401,394	15,884	Owned	15,362,340	Owned
Pune (Hinjewadi), Maharashtra	537,548	4,252	Owned	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	5,947,889	30,479	Owned	4,987,787	Leased
Pune (Ascendas SEZ), Rented Building Maharashtra	1,029,206	9,248	Leased	—	—
Thiruvananthapuram, Attipura Village, Kerala	2,739,655	10,735	Owned	2,184,543	Leased
Jaipur (M-City), Rajasthan	780,655	7,143	Owned	1,829,527	Leased
Jaipur (Mahindra World City), Rajasthan	—	—	—	6,452,568	Leased
Nagpur - Dahegaon Village (SEZ campus)	355,753	2,317	Owned	6,193,211	Leased
Indore - Tikgarita Badshah & Badangarda Village (SEZ campus)	351,758	2,211	Owned	3,488,298	Leased
Hubli - Gokul Village (SEZ campus)	363,817	1,572	Owned	1,875,265	Leased
Noida - Plot No A-1 to A-6 Sector 85	—	—	—	1,201,346	Leased
Mohali Plot No I-3 Sector 83	19,430	191	Owned	2,178,009	Leased
Sira Taluk, Tumakur District	48,787	—	Owned	14,092,804	Owned
Kolkata- New Town	314,151	2,259	Owned	2,178,009	Owned
Indianapolis USA	170,200	842	Owned	2,362,573	Owned
Shanghai Infosys Technologies (Shanghai) Co. Ltd(1)	1,057,985	4,765	Owned	657,403	Leased

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report on Form 20-F. Please also see “Special Note Regarding Forward-Looking Statements.” For a comparison of our results of operations for the fiscal years ended March 31, 2024, and 2023, see the section “Results for Fiscal 2024 compared to Fiscal 2023” under “Management's Discussion and Analysis of Financial Condition and Results of Operations” of Item 5 in our Annual Report on Form 20-F for fiscal 2024, filed with the SEC on June 24, 2024, and incorporated herein by reference.

Overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients across 59 countries to create and execute strategies for their digital transformation.

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

Our clients and prospective clients are faced with transformative business opportunities powered by advances in software and computing technology, especially in AI. These organizations are dealing with the challenge of having to reinvent their core offerings, processes and systems rapidly and position themselves as “AI enabled”. Our strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to an AI future by building strong data foundations with robust cloud capabilities. We are progressing well on our journey to leverage AI to deliver business value to our clients. At the same time, we are also cognizant of the need to build adequate safeguards around privacy, ethics, and controls through responsible AI practices, which we are trying to evangelize not only within the Group, but across the industry.

Beginning in 2018, we embraced a four-pronged strategy to strengthen our relevance with clients and drive accelerated value creation:

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

ESG Vision and Ambitions

In October 2020, we launched our ESG Vision 2030 to ‘shape and share solutions that serve the development of businesses and communities.’ Our vision continues to reflect our commitment to responsible business. In fiscal 2025, at the mid-point of our journey towards our 2030 goals, we had an opportunity to refresh our ESG ambitions and launch our ESG Vision 2030 Refresh, to address the changing priorities of our stakeholders.

After 6 consecutive years of remaining carbon neutral, our ESG Vision 2030 Refresh articulates our continuing ambition to become climate positive in 2030, by implementing initiatives across scope 1, 2 and 3 GHG emissions to reduce our own carbon footprint, sequester more carbon from the atmosphere than our emissions, and move beyond net zero. Further ,our digital skilling programs aim to empower more than 18 million people and enable employment opportunities for more than 500,000 people. Our commitment to transform and create sustainable communities through new tech for good initiatives, CSR efforts, including employee volunteering, healthcare and women’s empowerment is designed to amplify communities. We will continue to bring the interests of all stakeholders to the fore through an empowered, diverse and inclusive board while we shape and embrace leading data privacy and information management practices.

Industry structure and developments

Fiscal 2025 saw uncertainties related to interest rates, geopolitical conditions and elections across major economies compounding the ongoing transformation within the Tech services industry. The year has been another year of major uncertainties in the economy, some geopolitical flux, and novel concerns around protectionism led disruption of global balances. The high inflation and interest rates are driving down discretionary spending. The year has been a year of subdued growth, pockets of economic green shoots that have kept technology-led growth active. Artificial Intelligence (AI) has unified perspectives of the industry as well as government across geographies and sectors alike.

Global GDP is estimated to have grown at 3.2% in CY 2024(1), down 10bps compared to the previous year. The IT services growth during the same period has remained flat at 4.7%(2). We expect client spending and investments to continue to move towards AI in the near term. These investments are expected to be crucial during this period of economic uncertainty.

The dynamism in technologies continues and the industry is feeling the pressure to build AI strategies and stay ahead. We saw AI starting to reshape the industry in fiscal 2025. We continued to witness businesses attempting to reimagine their cost structures, increase business resilience and agility, personalize experiences for customers and employees, and launch new and disruptive products and services, aided by enterprise AI. With our leadership position in AI, we believe we are well-positioned to take advantage of these market opportunities.

(1) NASSCOM Annual Strategic review, 2025

(2) IDC - Technology Spend Forecast

Results of Operations

The following table illustrates our compounded annual growth rate in revenues, net profit, earnings per equity share and number of employees from fiscal 2021 to fiscal 2025:

	(Dollars in millions except per share and employee data)
	Fiscal 2025	Fiscal 2021	Compounded annual growth rate
Revenues	19,277	13,561	9.2%
Operating profit	4,071	3,325	5.2%
Net profit	3,162	2,623	4.8%
Net profit attributable to Owners of the company	3,158	2,613	4.8%
Earnings per equity share (Basic)	0.76	0.62	5.2%
Earnings per equity share (Diluted)	0.76	0.61	5.7%
Number of employees at the end of the fiscal year	323,578	259,619	5.7%

The following table sets forth certain financial information as a percentage of revenues:

(in %)

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Revenues	100.0	100.0	100.0
Cost of sales	69.5	69.9	69.8
Gross margin	30.5	30.1	30.2
Operating expenses:
Selling and marketing expenses	4.7	4.5	4.3
Administrative expenses	4.7	4.9	4.9
Total operating expenses	9.4	9.4	9.2
Operating margin	21.1	20.7	21.0
Other income, net	2.2	3.0	1.8
Finance cost	(0.2)	(0.3)	(0.2)
Profit before income taxes	23.1	23.4	22.6
Income tax expense	6.7	6.3	6.2
Net margin	16.4	17.1	16.4
Non-controlling interests	—	—	—
Net margin attributable to owners of the company	16.4	17.1	16.4

Results for Fiscal 2025 compared to Fiscal 2024

During fiscal 2025, the company continued running Project Maximus, a comprehensive margin expansion program structured across 5 pillars:

•
Value Based Selling - A focused strategy to identify opportunities to align pricing to the value clients received for the services we provide to them.
•
Efficient Pyramid - Bringing in efficiencies to reduce effort costs by improving utilization, reducing sub-contractors, improving role mix, location mix, etc.
•
Lean, Automation & Gen AI - Strategic initiative to combine productivity and process improvement using automation technologies including Generative AI to enhance efficiency.
•
Improving critical portfolios - A targeted approach to improve margins on large client engagements and service lines.
•
Reducing indirect costs - Optimization of General and Administrative expenses.

Revenues

Our revenues are generated principally from services provided either on a time-and-material, unit of work, fixed-price, or fixed-timeframe basis. Many of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause and with short notice periods of 0 to 90 days. Generally, we collect revenues as milestones in the contracts are completed, therefore terminated contracts are only subject to collection for portions of the contract completed through the time of termination. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress of contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination and a review of the historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price, fixed-timeframe arrangements, or reduced rates. We attempt to use fixed-price arrangements for engagements where the specifications are complete.

The following table sets forth the growth in our revenues in fiscal 2025 from fiscal 2024:

	(Dollars in millions)
	Fiscal 2025	Fiscal 2024	Change	Percentage Change
Revenues	19,277	18,562	715	3.9%

Revenue growth in fiscal 2025 was primarily attributable to an increase in realization on account of Value Based Selling (VBS), productivity benefit from Lean & Automation, acquisition and revenue mix partially offset by decline in volumes and currency impact.

Refer to the “Our Strategy” section under Item 4 of this Annual Report on Form 20-F for further details.

The following table sets forth our revenues by business segments for fiscal 2025 and fiscal 2024:

Business Segments	Percentage of Revenues
	Fiscal 2025	Fiscal 2024
Financial Services	27.7%	27.4%
Retail	13.5%	14.7%
Communication	11.7%	11.7%
Energy, Utilities, Resources and Services	13.3%	13.0%
Manufacturing	15.5%	14.5%
Hi-Tech	8.0%	8.1%
Life Sciences	7.3%	7.5%
All other Segments	3.0%	3.1%

There were significant currency movements during fiscal 2025 as compared to fiscal 2024. The U.S. dollar depreciated by 1.6% against the United Kingdom Pound Sterling. The U.S. dollar appreciated by 1.5% against the Australian Dollar and by 0.9% against the Euro.

Constant currency (non-IFRS measure): We report revenue growth both in reported currency terms and in constant currency terms. Revenue growth in reported currency terms includes impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms which represents the real growth in revenue excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current period revenues in respective local currencies converted to US$ using prior-period exchange rates and comparing the same to our prior period reported revenues. Our revenues in reported currency terms for fiscal 2025 is $19,277 million, a growth of 3.9% in comparison to fiscal 2024. As against this, our revenues in constant currency terms for fiscal 2025 grew by 4.2% in comparison to fiscal 2024.

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenue for fiscal 2025 and fiscal 2024 (see Note 2.21.1, under Item 18 of this Annual Report on Form 20-F for additional information):

Business Segments	Business segment profit %
	Fiscal 2025	Fiscal 2024
Financial Services	24.6%	22.1%
Retail	32.3%	30.6%
Communication	17.5%	20.5%
Energy, Utilities, Resources and Services	28.1%	27.5%
Manufacturing	19.3%	18.9%
Hi-Tech	24.6%	25.3%
Life Sciences	22.5%	25.2%
All other Segments	17.2%	16.0%

Overall segment profitability has increased primarily on account of an increase in foreign currency translation benefits, a benefit from Project Maximus arising from Value Based Selling (VBS) and Lean & Automation, improved utilization, and insurance claim pertaining to fiscal 2024, partially offset by higher employee compensation, higher cost of third-party items bought for service delivery to clients and acquisition impact.

Financial service profitability was higher in fiscal 2025 mainly on account of improved margins in large deals and insurance claim pertaining to fiscal 2024.

Retail profitability was higher in fiscal 2025 mainly on account of higher realization in pricing and lower cost of third-party items bought for service delivery to clients as part of deals.

Communication profitability was lower in fiscal 2025 mainly due to ramp up of large deals and higher cost of technical sub-contractors. Large deals typically have lower margins in the initial deal period.

Life sciences profitability was lower in fiscal 2025 mainly on account of lower realization, higher cost of third-party items bought for service delivery to clients as part of deals and higher onsite mix.

Our revenues are also segmented into onsite and offshore revenues. The table below sets forth the percentage of our revenues by location from billable IT services professionals for fiscal 2025 and fiscal 2024:

	Percentage of revenues
	Fiscal 2025	Fiscal 2024
Onsite revenue	52.3%	52.4%
Offshore revenue	47.7%	47.6%

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

The table below sets forth details of billable hours expended for onsite and offshore on our IT services professionals for fiscal 2025 and fiscal 2024:

	Fiscal 2025	Fiscal 2024
Onsite effort	23.9%	24.5%
Offshore effort	76.1%	75.5%

Revenues from software services including BPM services represented 95.3% and 94.5% of total revenues for fiscal 2025 and fiscal 2024, respectively. We also generate revenue from products and platforms, which represented 4.7% and 5.5% of our total revenues for fiscal 2025 and fiscal 2024, respectively.

The percentage of revenue from fixed price contracts for fiscal 2025 and fiscal 2024 was approximately 54% and 53%, respectively.

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

The following table sets forth the utilization rates of billable IT services professionals:

	Fiscal 2025	Fiscal 2024
Including trainees	83.4%	80.7%
Excluding trainees	85.5%	82.2%

The following table sets forth our revenues by geography for fiscal 2025 and fiscal 2024:

Geography	Percentage of revenues
	Fiscal 2025	Fiscal 2024
North America	57.9%	60.1%
Europe	29.8%	27.6%
Rest of the World	9.2%	9.8%
India	3.1%	2.5%

Cost of sales

The following table sets forth our cost of sales for fiscal 2025 and fiscal 2024:

	(Dollars in millions)
	Fiscal 2025	Fiscal 2024	Change	Percentage Change
Cost of sales	13,405	12,975	430	3.3%
As a percentage of revenue	69.5%	69.9%

	(Dollars in millions)
	Fiscal 2025	Fiscal 2024	Change
Employee benefit costs	9,151	8,998	153
Depreciation and amortization	569	565	4
Travelling costs	149	150	(1)
Cost of technical sub-contractors	1,530	1,477	53
Cost of Software packages for own use	278	245	33
Third party items bought for service delivery to clients	1,589	1,372	217
Consultancy and professional charges	11	36	(25)
Communication costs	34	40	(6)
Provision for post-sales client support	(13)	9	(22)
Repairs and maintenance	59	54	5
Other expenses	48	29	19
Total cost of sales	13,405	12,975	430

The cost of sales has decreased as a percentage of revenue by 0.4% during fiscal 2025 from fiscal 2024, mainly on account of reduction of cost of efforts (comprising of employee and technical subcontractors cost) as a percentage of revenue mainly on account of reduced onsite mix, improved utilization and increase in third party costs. Third party items bought for service delivery to clients include software and hardware which are integral to our overall service delivery to clients.

Gross profit

The following table sets forth our gross profit for fiscal 2025 and fiscal 2024:

	(Dollars in millions)
	Fiscal 2025	Fiscal 2024	Change
Gross profit	5,872	5,587	285
As a percentage of revenue	30.5%	30.1%

The gross margins for fiscal 2025 benefited by a decrease in cost of efforts as a percentage of revenue (comprising of employee and technical subcontractors cost) primarily offset by an increase in the third party items bought for service delivery to clients.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2025 and fiscal 2024:

	(Dollars in millions)
	Fiscal 2025	Fiscal 2024	Change	Percentage Change
Selling and marketing expenses	898	842	56	6.7%
As a percentage of revenue	4.7%	4.5%

	(Dollars in millions)
	Fiscal 2025	Fiscal 2024	Change
Employee benefit costs	677	656	21
Travelling costs	48	38	10
Branding and marketing	144	121	23
Consultancy and professional charges	19	17	2
Communication costs	1	1	—
Other expenses	9	9	—
Total selling and marketing expenses	898	842	56

The selling and marketing expenses have increased as a percentage of revenue by 0.2% during fiscal 2025 from fiscal 2024, primarily due to an increase in branding and marketing expenses as a percentage of revenue.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2025 and fiscal 2024:

	(Dollars in millions)
	Fiscal 2025	Fiscal 2024	Change	Percentage Change
Administrative expenses	903	911	(8)	(0.9)%
As a percentage of revenue	4.7%	4.9%

	(Dollars in millions)
	Fiscal 2025	Fiscal 2024	Change
Employee benefit costs	337	327	10
Consultancy and professional charges	167	157	10
Repairs and maintenance	123	121	2
Power and fuel	26	24	2
Communication costs	38	40	(2)
Travelling costs	27	25	2
Rates and taxes	41	39	2
Insurance charges	35	25	10
Impairment loss recognized/(reversed) on financial assets	6	15	(9)
Commission to non-whole-time directors	2	2	—
Contribution towards Corporate Social Responsibility (CSR)	69	64	5
Other expenses	32	72	(40)
Total administrative expenses	903	911	(8)

There are no material movements in administrative expenses as percentage of revenue in fiscal 2025 as compared to fiscal 2024.

In accordance with the requirements of the Indian Companies Act, 2013, $69 million and $64 million, were contributed towards Corporate Social Responsibility during fiscal 2025 and fiscal 2024, respectively.

Operating profit

The following table sets forth our operating profit for fiscal 2025 and fiscal 2024:

	(Dollars in millions)
	Fiscal 2025	Fiscal 2024	Change
Operating profit	4,071	3,834	237
As a percentage of revenue	21.1%	20.7%

The increase in operating profit as a percentage of revenue for fiscal 2025 from fiscal 2024 was primarily attributable to decrease in cost of sales by 0.4% as a percentage of revenue and a decrease in administrative expense of 0.2% as a percentage of revenue which was partially offset by an increase in selling and marketing expense of 0.2% as a percentage of revenue.

Other income and Finance cost

The following table sets forth our other income and finance cost for fiscal 2025 and fiscal 2024:

	(Dollars in millions)
	Fiscal 2025	Fiscal 2024	Change	Percentage Change
Other income, net	425	568	(143)	(25.2)%
Finance cost	49	56	(7)	(12.5)%

Other income for fiscal 2025 primarily includes income from investments of $304 million, interest income on income tax refund of $41 million, foreign exchange gain of $55 million on translation of foreign currency assets and liabilities and foreign exchange loss of $24 million on forward and option contracts. Income tax refund for fiscal 2025, includes interest income (pre-tax) on income tax refund of $38 million recognized by the Company based on orders received under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20.

Other income for fiscal 2024 primarily includes income from investments of $250 million, interest income on income tax refund of $237 million, foreign exchange gain of $11 million on translation of foreign currency assets and liabilities and foreign exchange gain of $12 million on forward and option contracts. Income tax refund for fiscal 2024, includes interest income (pre tax) on income tax refund of $232 million recognized by the Company based on orders received under sections 250 and 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19.

Finance cost is primarily on account of leases. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases.

Functional currency, presentation currency and foreign exchange

The functional currency of Infosys, its Indian subsidiaries and controlled trusts is the Indian rupee. The functional currencies for all the other subsidiaries are the respective local currencies. The consolidated financial statements included in this Annual Report on Form 20-F are presented in U.S. dollars (rounded off to the nearest million) to facilitate the investors’ ability to evaluate Infosys’ performance and financial position in comparison to similar companies domiciled in other geographic locations. The translation of functional currencies of foreign subsidiaries to U.S. dollars is performed for assets and liabilities using the exchange rate at the Balance Sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in other comprehensive income and presented as currency translation reserves under other components of equity.

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

The following table sets forth the currencies in which our revenues for fiscal 2025 and fiscal 2024 were denominated:

Currency	Percentage of Revenues
	Fiscal 2025	Fiscal 2024
U.S. dollar	64.2%	66.2%
Euro	16.8%	14.8%
Australian dollar	4.6%	5.0%
United Kingdom Pound Sterling	3.8%	4.1%
Others	10.6%	9.9%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2025 and fiscal 2024:

	Fiscal 2025 (₹)	Fiscal 2024 (₹)	Appreciation / (Depreciation) of Indian Rupee in percentage
Average exchange rate during the period:
U.S. dollar	84.56	82.78	(2.2)%
Euro	90.75	89.81	(1.0)%
Australian dollar	55.07	54.38	(1.3)%
United Kingdom Pound Sterling	108.06	104.05	(3.9)%

	Fiscal 2025 (₹)	Fiscal 2024 (₹)
Exchange rate at the beginning of the period: (a)
U.S. dollar	83.41	82.17
Euro	89.88	89.44
Australian dollar	54.11	55.03
United Kingdom Pound Sterling	105.03	101.65
Exchange rate at the end of the period: (b)
U.S. dollar	85.48	83.41
Euro	92.09	89.88
Australian dollar	53.81	54.11
United Kingdom Pound Sterling	110.70	105.03
Appreciation / (Depreciation) of the Indian rupee against the relevant currency: ((b) / (a) - as a percentage)
U.S. dollar	(2.5)%	(1.5)%
Euro	(2.5)%	(0.5)%
Australian dollar	0.6%	1.7%
United Kingdom Pound Sterling	(5.4)%	(3.3)%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2025 and fiscal 2024:

	Fiscal 2025 ($)	Fiscal 2024 ($)	Appreciation / (Depreciation) of US dollar in percentage
Average exchange rate during the period:
Euro	1.07	1.08	0.9%
Australian dollar	0.65	0.66	1.5%
United Kingdom Pound Sterling	1.28	1.26	(1.6)%

	Fiscal 2025 ($)	Fiscal 2024 ($)
Exchange rate at the beginning of the period: (a)
Euro	1.08	1.09
Australian dollars	0.65	0.67
United Kingdom Pound Sterling	1.26	1.24
Exchange rate at the end of the period: (b)
Euro	1.08	1.08
Australian dollar	0.63	0.65
United Kingdom Pound Sterling	1.30	1.26
Appreciation / (Depreciation) of U.S. dollar against the relevant currency: ((b) / (a) - as a percentage)
Euro	0.0%	0.9%
Australian dollar	3.1%	3.0%
United Kingdom Pound Sterling	(3.2)%	(1.6)%

Depreciation of the Indian rupee against U.S. dollar or other currencies affects our margins positively, whereas appreciation in the Indian rupee against U.S. dollar or other currencies affects our margins negatively. The exchange rate between the Indian rupee, other currencies and the U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins. For more discussion on our foreign exchange exposure, see Item 3 in the section titled “Risk Factors – Risks Related to Our Cost Structure – Currency fluctuations and changes in interest rates may affect the results of our operations and yield on cash balances” in this Annual Report on Form 20-F.

We recorded a foreign exchange loss of $24 million and a foreign exchange gain of $12 million for fiscal 2025 and fiscal 2024, respectively, on account of foreign exchange forward and option contracts and a foreign exchange gain of $55 million and $11 million on translation of foreign currency assets and liabilities for fiscal 2025 and fiscal 2024, respectively.

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

The applicable Indian Corporate statutory tax rate for each of fiscal 2025 and fiscal 2024 was 25.17% and 34.94% respectively. Taxation Laws (Amendment) Act, 2019 has introduced section 115BAA wherein a domestic company can exercise option for a reduced rate of corporate tax without claim of certain deductions mentioned therein including deduction for SEZ units under section 10AA of the Income Tax Act. For fiscal 2025, the income tax expense of the Company has been recognized by applying the provision of section 115BAA of the Income Tax Act without claim of deduction for SEZ units under section 10AA of the Income Tax Act.

In India, we had benefited from certain tax incentives that the Government of India had provided for the export of services from the SEZ units registered under the Special Economics Zones (SEZs) Act, 2005 in the prior years. SEZ units who began to provide services on or after April 1, 2005, were eligible for an income tax deduction of 100% of profits or gains derived from the export of services for the first five years beginning with the assessment year relevant to the previous year in which the SEZ unit begins to provide services and 50% of such profits or gains for the five years thereafter. Up to 50% of such profits or gains were also available for a further five years subject to creation of a Special Economic Zone Re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act. In the event, the Company is not able to utilize the SEZ reserve for investment in plant and machinery within the timeline specified under the Income Tax Act, Company will have to pay tax on the unutilized reserve following the expiry of year specified. This would result in an increase in effective tax cost.

For fiscal 2025, the income tax expense of the Company has been recognized by applying the provision of section 115BAA of the Income Tax Act without claim of deduction for SEZ units under section 10AA of the Income Tax Act. For the fiscal 2024, a portion of our pre-tax income was not been subject to income tax due to above tax incentives. These tax incentives resulted in a decrease in our income tax expense of $363 million for fiscal 2024, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2024 was $0.09. See Note 2.18, Income Taxes, under Item 18 of this Annual Report on Form 20-F for reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes.

The following table sets forth our income tax expense and effective tax rate for fiscal 2025 and fiscal 2024:

	(Dollars in millions)
	Fiscal 2025	Fiscal 2024	Change	Percentage Change
Income tax expense	1,285	1,177	108	9.2%
Effective tax rate	28.9%	27.1%

Effective tax rate is generally influenced by various factors including differential tax rates, non-deductible expenses, exempt non-operating income, overseas taxes, tax reversals and provisions pertaining to prior periods, changes to tax regulations and other tax deductions.

Our effective tax rate in fiscal 2024 was lower primarily on account of reversal of tax provision due to receipt of order giving effects in fiscal 2024 for prior assessment years. Income tax expense for fiscal 2025 and 2024 includes provision (net of reversals) of $16 million, and reversals (net of provisions) of $113 million respectively. For fiscal 2025, the tax provisions comprise of additional provision of $86 million pertaining to prior periods which is offset by reversal of tax provision of $70 million made in earlier periods. For fiscal 2024, the tax provisions comprised of reversal of provisions of $151 million made in earlier periods offset by additional tax provision of $38 million pertaining to prior periods.

These reversals and provisions pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During fiscal 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result, interest income (pre-tax) of $38 million along with the corresponding tax impact was recognized. Further a provision for income tax aggregating $21 million was reversed with a corresponding credit to the Statement of Profit and Loss. Also, an amount aggregating to $125 million has been reduced from contingent liabilities.

During fiscal 2024, the Company received orders under sections 250 and 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result, interest income (pre-tax) of $232 million along with the corresponding tax impact was recognized. Further a provision for income tax aggregating $63 million was reversed with a corresponding credit to the Statement of Profit and Loss. Also, an amount aggregating to $196 million was reduced from contingent liabilities.

As of March 31, 2025, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $226 million (₹1,933 crore).

As of March 31, 2024, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $335 million (₹2,794 crore).

The amount paid to statutory authorities against the tax claims amounted to $491 million (₹4,199 crore) and $1,048 million (₹8,743 crore) as of March 31, 2025, and March 31, 2024, respectively.

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

Net profit

The following table sets forth our net profit for fiscal 2025 and fiscal 2024:

	(Dollars in millions)
	Fiscal 2025	Fiscal 2024	Change
Net profit	3,162	3,169	(7)
As a percentage of revenues	16.4%	17.1%

The decrease in net profit as a percentage of revenues for fiscal 2025 as compared to fiscal 2024 was primarily attributable to a decrease in other income as a percentage of revenue by 0.8%, and an increase in tax expense as a percentage of revenue by 0.4% which is partially offset by an increase in operating profit by 0.4%.

Sensitivity analysis for defined benefit plans for Fiscal 2025 over Fiscal 2024

We provide for gratuity, a defined benefit retirement plan (Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation, or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2025, and March 31, 2024 pertaining to our defined benefit gratuity plan:

	(Dollars in millions)
	As of
	March 31, 2025	March 31, 2024
Benefit obligation at the end	294	253
Fair Value of plan assets at the end	319	249
Funded Status – Net defined benefit plan asset /(liability)	25	(4)

We also operate defined benefit pension plans in certain overseas jurisdictions, in accordance with local laws. The plans provide for periodic payouts after retirement and/or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2025, and March 31, 2024, pertaining to our overseas pension plan:

	(Dollars in millions)
	As of
	March 31, 2025	March 31, 2024
Benefit obligation at the end	138	122
Fair Value of plan assets at the end	133	119
Funded Status – (Accrued defined benefit plan liability)	(5)	(3)

Further, we also provide for provident fund to eligible employees of Infosys, which is a defined benefit plan as the Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2025, and March 31, 2024, pertaining to our defined benefit provident fund plan:

	(Dollars in millions)
	As of
	March 31, 2025	March 31, 2024
Benefit obligation at the end	1,622	1,424
Fair Value of plan assets at the end	1,629	1,416
Funded Status – surplus /(deficit)	7	(8)
Irrecoverable surplus - effect of asset ceiling	(7)	-
Net defined benefit asset/ (liability)	-	(8)

See Note 2.14.1, Gratuity and pensions, and 2.14.3 Provident Fund under Item 18 of this Annual Report on Form 20-F for disclosures on assumptions used, basis of determination of assumptions and sensitivity analysis for significant actuarial assumptions.

Liquidity and capital resources

Our principal sources of liquidity are cash and cash equivalents, investments, and the cash flow that we generate from operations. We have no outstanding borrowings. We believe that our working capital is sufficient to meet our current requirements. As of March 31, 2025 and 2024, we had $6,347 million and $6,071 million, respectively, in working capital. The working capital as of March 31, 2025, includes $2,861 million in cash and cash equivalents and $1,460 million in current investments. The working capital as of March 31, 2024 includes $1,773 million in cash and cash equivalents and $1,548 million in current investments. We believe that a sustained reduction in IT spending by clients, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or business segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our cash and cash equivalents are comprised of deposits with banks and financial institutions with high credit-ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Cash and cash equivalents are primarily held in Indian Rupees. These cash and cash equivalents included a restricted cash balance of $50 million and $42 million as of March 31, 2025 and 2024, respectively. These restrictions are primarily on account of bank balances held by irrevocable trusts controlled by us. Our investments comprise of liquid mutual fund units, Target maturity fund units and quoted debt securities (including investment in non-convertible debentures), certificates of deposit, commercial paper and government securities. Certificates of deposit and commercial papers represent marketable securities of banks, Non-Banking Financial Companies and eligible financial institutions for a specified time period with high credit rating by domestic credit rating agencies. Investments made in non-convertible debentures represent debt instruments issued by government aided institutions and financial institutions with high credit rating.

A significant portion of our investments, along with our cash and cash equivalents, are fully liquid at any point in time. In addition, our investments are well-diversified in terms of their maturities as well as from a counter-party perspective. Thus, we do not perceive any liquidity risk from our investment portfolio perspective.

The following table sets forth our cash flows for fiscal 2025 and 2024:

	(Dollars in millions)
	Fiscal 2025	Fiscal 2024
Net cash provided by operating activities	4,351	3,148
Net cash (used) in investing activities	(361)	(708)
Net cash (used) in financing activities	(2,875)	(2,116)

Net cash provided by operating activities:

Our cash flows are robust. Our operating cash flows have increased by $1,203 million in fiscal 2025 primarily on account of an increase in net profits adjusted for non-cash items, better working capital management and lower net income tax payments on account of higher tax refunds received during fiscal 2025.

Trade receivables as a percentage of last 12 months’ revenues were 18.9% and 19.6% as of March 31, 2025, and 2024, respectively. Days Sales Outstanding (DSO) based on last 12 months’ revenues were 69 days and 71 days as of March 31, 2025, and 2024, respectively. Days Sales Outstanding has decreased in the current year due to robust collection.

In fiscal 2025, income tax paid under protest, consequent to demand from tax authorities in major tax jurisdictions was $90 million, relating to fiscal 2018 to fiscal 2022. Further, in fiscal 2025, refunds received from tax authorities was $821 million relating primarily to fiscal 2007 to fiscal 2018, fiscal 2020 to fiscal 2024.

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

Net cash used in investing activities:

Net cash used in investing activities relating to our business acquisitions for fiscal 2025 was $377 million. There were no acquisitions made during the fiscal 2024.

During fiscal 2025 we paid $377 million, net of cash acquired, towards the acquisitions of in-tech and Insemi. The aggregate purchase consideration of the two acquisitions includes contingent consideration with an estimated fair value of $4 million as on the date of acquisition. The contingent consideration is payable over the next two years subject to the achievement of certain financial targets. Additionally, these acquisitions have retention payouts and bonuses payable to the employees of the acquiree amounting to $33 million payable from two to five years from the acquisition date, subject to their continuous employment with the group along with achievement of certain financial targets.

Net cash used in investing activities, relating to acquisition of additional property, plant, and equipment and intangibles for fiscal 2025 and 2024 was $263 million and $266 million, respectively, for our software development centers.

During fiscal 2025 and 2024, we invested $10,601 million and $10,455 million, respectively, in marketable securities. Further, we redeemed marketable securities of $10,825 million and $9,914 million of during fiscal 2025 and 2024, respectively. We redeem investments to fund our business operations, acquisitions, dividend payouts and share buybacks in line with the execution of our capital allocation policy. Marketable securities include liquid mutual funds, target maturity funds, quoted debt securities, certificates of deposit and commercial papers.

Net cash used in financing activities:

Net cash used in financing activities for fiscal 2025 primarily includes $2,416 million towards dividend payments, $278 million towards payment of lease liabilities and $118 million towards loan repayment of in-tech Holding GmbH at the time of acquisition. Net cash used in financing activities for fiscal 2024 primarily includes $1,777 million towards dividend payments, and $245 million towards payment of lease liabilities.

The details of Company’s material contractual commitments and obligations are as below:

Leases

As of March 31, 2025, the total lease liabilities on an undiscounted basis amounts to $1,050 million. For more details on the contractual maturities of lease liabilities refer to Note 2.8 Leases, under Item 18 of this Annual Report on Form 20-F.

Acquisitions

On April 17, 2025, Infosys Singapore Pte Ltd., a wholly-owned step down subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the equity share capital of The Missing Link, a leading Cybersecurity service provider headquartered in Australia, for a consideration including earn-outs amounting up to AUD 98 million (approximately $62 million), excluding management incentives, and retention bonus, subject to customary closing adjustments. On April 30, 2025, the company completed its acquisition of The Missing Link.

On April 17, 2025, Infosys Nova Holdings LLC, a wholly-owned step down subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the partnership interests of MRE Consulting Ltd, a leading Energy Consulting company, headquartered in USA, for a consideration including earn-outs amounting up to $36 million, excluding management incentives, and retention bonus , subject to customary closing adjustments. To consummate this transaction, Infosys Nova Holdings LLC has simultaneously incorporated an entity Infosys Energy Consulting Services LLC. On April 30, 2025, the company completed its acquisition of MRE Consulting Ltd.

Other obligations

Refer to Note 2.3, Financial instruments, liquidity risk section under Item 18 of this Annual Report on Form 20-F for the contractual maturity of significant financial liabilities.

Based on the assumptions as of March 31, 2025, we expect to contribute $43 million towards gratuity trusts and $5 million towards pension during fiscal 2026 (See Note 2.14.1, Gratuity and Pension, under Item 18 of this Annual Report on Form 20-F).

Refer to Note 2.18 Income taxes for details about the claims against the Group not acknowledged as debts from Income tax authorities.

The non-controlling shareholders of our acquisitions have a put option which, if exercised, would require the Group to purchase the remaining shares in those entities. The financial liability outstanding as of March 31, 2025, was $89 million on an undiscounted basis.

Contractual commitments

As of March 31, 2025, we had contractual commitments for capital expenditure primarily comprising of commitments for infrastructure facilities and computer equipment aggregating to $109 million. These commitments include $96 million in commitments for domestic purchases as of March 31, 2025, and $13 million in overseas commitments as of March 31, 2025. All our capital commitments will be financed out of cash generated from operations. We expect our outstanding contractual commitments as of March 31, 2025, to be largely completed in a year.

As of March 31, 2025, we had purchase obligations amounting to $2,173 million, out of which approximately 57% is expected to be completed within the next year and the remaining thereafter. Purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Capital allocation policy and related payouts

As per our present capital allocation policy, “effective fiscal 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow* cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback / special dividends, subject to applicable laws and requisite approvals, if any.”

Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

The Board in its meeting held on April 17, 2025, recommended a final dividend of ₹22/- per equity share (approximately $0.26 per equity share) for the financial year ended March 31, 2025. The dividend was subject to the approval of shareholders in the AGM of the Company and was subsequently approved by the shareholders at the AGM of the Company held on June 25, 2025 and would result in a net cash outflow of approximately $1,066 million (excluding dividend on treasury shares).

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
2.	Contract terms to determine future cash flows, categorized by expected maturity terms

Section: Derivative Financial Instruments under Note 2.3, Financial Instruments, of Item 18 of this Annual Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of March 31, 2025, and March 31, 2024.

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

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2025, and March 31, 2024.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years	Same table as above however as all our forward and option contracts mature within 12 months, we do not require further classification.

Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2025, and March 31, 2024.

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

We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.3, Financial Instruments, under Item 18 of this Annual Report; table analyzing the foreign currency risk from financial instruments as of March 31, 2025, and March 31, 2024.

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

Components of Market Risk

(1)
Exchange rate risk. Our exposure to market risk arises primarily from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the Euro, the Australian dollar and the United Kingdom Pound Sterling, whereas we incur a significant portion of our expenses in U.S. dollar and Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations may be adversely affected as the Indian rupee appreciates against the U.S. dollar. For fiscal 2025 and 2024, U.S. dollar denominated revenues represented 64.2% and 66.2% of total revenues, respectively. For the same periods, revenues denominated in the Euro represented 16.8% and 14.8% of total revenues, revenues denominated in the Australian dollar represented 4.6% and 5.0% of total revenues while revenues denominated in the United Kingdom Pound Sterling represented 3.8% and 4.1% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, and payables.

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

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

As of March 31, 2025, set forth below are the respective ages and positions of our directors and executive officers:

Name	Age	Position
Nandan M. Nilekani	69	Non-executive, Non-Independent Chairman
Salil Parekh	60	Chief Executive Officer and Managing Director
D. Sundaram	72	Lead Independent Director
Michael Gibbs	67	Independent Director
Bobby Parikh	61	Independent Director
Chitra Nayak	62	Independent Director
Govind Iyer	62	Independent Director
Helene Auriol Potier	62	Independent Director
Nitin Paranjpe	62	Independent Director
Jayesh Sanghrajka	51	Chief Financial Officer
Inderpreet Sawhney	60	Chief Legal Officer and Chief Compliance Officer
Shaji Mathew	54	Chief Human Resources Officer

The following are the details of membership and chairmanship in Board committees as of March 31, 2025:

Name	Board	AC	NRC	CSR	ESG	RMC	SRC	Cybersecurity (Risk Sub-Committee)
Nandan M. Nilekani	Chair
Salil Parekh	●
D. Sundaram	●	●	Chair			Chair	●	●
Michael Gibbs	●	●	●	●		●	Chair	Chair
Bobby Parikh	●	Chair				●	●
Chitra Nayak	●			●	Chair	●	●	●
Govind Iyer	●		●	Chair	●	●		●
Helene Auriol Potier	●				●	●
Nitin Paranjpe (1)	●	●	●			●
Total no. of members	9	4	4	3	3	7	4	4

Notes:

1.
Nitin Paranjpe was appointed as a member to the Audit Committee effective April 16, 2025.

Chair – Chairperson;

● – Member of the Committee;

AC – Audit Committee;

RMC – Risk Management Committee;

NRC – Nomination and Remuneration Committee;

SRC – Stakeholders Relationship Committee;

CSR – Corporate Social Responsibility Committee;

ESG – Environment, Social and Governance Committee

Size and composition of the Board

The Securities Exchange Board of India (SEBI) (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (“Listing Regulations”) mandates that for a company with a non-executive Chairman who is a Promoter, at least half of its board of directors should be independent directors and the Board of directors of the top 1,000 listed companies effective April 1, 2020, shall have at least one independent woman director. As of March 31, 2025, the Board was comprised of nine members, consisting of (i) one non-executive and non-independent Chairman, (ii) one Chief Executive Officer and Managing Director, and (iii) seven Independent Directors. Independent directors constitute 77.78% of the Board - more than the requirements of the Indian Companies Act, 2013 and the Listing Regulations and as defined by Rule 303A.02 of the NYSE Listed Company Manual. Two out of the nine directors on our Board are independent woman directors, making up 22.22% of the Board’s strength. The Board periodically evaluates the need for change in its size and composition.

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

Profiles of Directors and Executive Officers as of March 31, 2025

Nandan M. Nilekani (Nandan) is the Chairman of Infosys Limited, which he co-founded in 1981, and EkStep, a not-for-profit effort to create a learner-centric, technology-based platform to improve basic literacy and numeracy for millions of children. In January 2023, he was appointed as the co- chair of the “G20 Task Force on Digital Public Infrastructure for Economic Transformation, Financial Inclusion and Development”. He was previously the Chairman of the Unique Identification Authority of India (UIDAI) in the rank of a Cabinet Minister. Nandan received his bachelor’s degree from IIT, Bombay. Fortune Magazine conferred on him the title of “Asia’s Businessman of the Year – 2003”. In 2005, he received the prestigious Joseph Schumpeter Prize for innovative services in economy, economic sciences and politics. In 2006, he was awarded the Padma Bhushan. The same year, he was named Businessman of the Year by Forbes Asia. Time magazine listed him as one of the 100 most influential people in the world in 2006 and 2009. Foreign Policy magazine listed him as one of the Top 100 Global Thinkers in 2010. He won The Economist Social & Economic Innovation Award for his leadership of India’s unique identification initiative (Aadhaar). In 2017, he received the Lifetime Achievement Award from E&Y. CNBC-TV18 conferred the India Business Leader award for outstanding contribution to the Indian economy in 2017 and he also received the 22nd Nikkei Asia Prize for Economic & Business Innovation 2017. He has been inducted as International Honorary Member of the American Academy of Arts and Sciences in 2019. Business Standard Annual awards 2022 conferred, “The Life Time Achievement Award”. TIME Magazine has featured him among 100 Most Influential People in AI-2024. He is the author of Imagining India and co-authored with Viral Shah his second book, Rebooting India: Realizing a Billion Aspirations and his third book with Tanuj Bhojwani, The Art of Bitfulness: Keeping Calm in the Digital World released in January 2022.

Salil Parekh as Chief Executive Officer and Managing Director, sets and evolves the strategic direction for the company and its portfolio of offerings, while nurturing a strong leadership team to drive its execution. Salil has helped transform Infosys into a leading digital, cloud, and AI company. Salil has over three decades of global experience in the IT services industry with a strong track record of driving digital transformation for enterprises, executing business turnarounds, and managing successful acquisitions. Salil topped the IT services ranking in Brand Finance's Brand Guardianship Index (BGI) 2024 for the role of CEO as brand custodian and steward of long-term shareholder value. Over the years Salil has won several CEO leadership awards. Earlier, Salil was a member of the Group Executive Board at Capgemini, where he held several leadership positions for 25 years. He was responsible for overseeing a business cluster comprising Application Services (North America, UK, Asia), Cloud Infrastructure Services, and Sogeti. He was responsible for the strategy and execution of these businesses – setting direction and enabling rapid client adoption. He was also the Chairman of Capgemini’s North America

Executive Council. He was the architect of the North America growth and turnaround strategy and was instrumental in setting up their offshoring capabilities. Salil was also a Partner at Ernst & Young and is widely credited for bringing scale and value to the Indian operations of the consultancy firm. He holds Master of Engineering degrees in Computer Science and Mechanical Engineering from Cornell University, and a Bachelor of Technology degree in Aeronautical Engineering from the Indian Institute of Technology, Bombay.

D. Sundaram is the Lead Independent Director of Infosys. He is the Chairperson of the Nomination and Remuneration Committee and the Risk Management Committee, and a member of the Audit Committee, the Stakeholder Relationship Committee and the Cybersecurity risk sub-committee. His experience spans corporate finance, business performance, monitoring operations, governance, mergers & acquisitions, talent / people management and strategy, Information Technology and cybersecurity, Sustainability and ESG. He joined Hindustan Unilever Limited (HUL), the Indian listed subsidiary of Unilever Plc, as a management trainee in June 1975 and served in various capacities including six years in Unilever, London as Commercial officer: Africa and Middle East (90-93) and as Senior Vice President for South Asia and Middle East (96-99). He was the Chief Finance Officer of HUL from April 1999 to March 2008 and as the Vice Chairman and CFO from April 2008 to July 2009. He is a two-time winner of the prestigious “CFO of the Year for FMCG Sector” award by CNBC TV18 (2006 and 2008). He was awarded as the “Best Independent Director Award” for the year 2019 by the Asian Center for Corporate Governance & Sustainability. Sundaram is a post-graduate in Management Studies (MMS), Fellow of the Institute of Cost Accountants, and has done Harvard Business School's Advanced Management Program (AMP). He currently serves as a Chairman and independent director on the Board of Crompton Greaves Consumer Electricals Limited.

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

Bobby Parikh is an Independent Director of Infosys. He is the Chairperson of the Audit Committee and serves as a member of the Stakeholders Relationship Committee and the Risk Management Committee. He is the Managing Partner of Bobby Parikh Associates, a boutique firm focused on providing strategic tax and regulatory advisory services. Over the years, Bobby has had extensive experience in advising clients across a range of industries. Bobby’s particular area of focus is providing tax and regulatory advice in relation to transactions and other forms of business reorganizations, whether inbound, outbound or wholly domestic. In this regard, Bobby works extensively with private equity funds, other institutional investors and owners and managers of businesses to develop bespoke solutions that optimally address the commercial objectives underpinning a particular transaction or a business reorganization. Bobby also works closely with regulators and policy formulators in providing inputs to aid in the development of new regulations and policies, and in assessing the implications and efficacy of these and providing feedback for action. Bobby was co-founder of BMR Advisors, a highly regarded tax and transactions firm which he helped establish and run for over 12 years. Prior to forming BMR Advisors, Bobby was the Chief Executive Officer of Ernst & Young in India and held that responsibility until December 2003. Bobby worked with Arthur Andersen for over 17 years and was its Country Managing Partner until the Andersen practice combined with that of Ernst & Young in June 2002. Bobby led the Financial Services industry practice at Arthur Andersen and then also at Ernst & Young. Bobby is a graduate in Commerce from the University of Mumbai and qualified as a Chartered Accountant from the Indian Institute of Chartered Accountants of India in 1987. Bobby

currently serves as an independent director of Biocon Limited and Non-Executive Non-Independent director of Indostar Capital Finance Limited.

Chitra Nayak is an Independent Director of Infosys. She is the Chairperson of the Environment, Social and Governance Committee and serves as a member of the Risk Management Committee, the Stakeholder Relationship Committee and the Corporate Social Responsibility Committee. She has over 25 years of professional experience in go-to-market, general management, and operations leadership roles at various organizations. She currently serves as a Member of the Board at private companies UrbanFootprint and GetInsured/Vimo. She was formerly on the boards at ForwardAir (FWRD), Lifeworks (LWRK), Invitae (NVTA) and Intercom. She is a Senior Advisor at the Boston Consulting Group, a venture partner at 1414 Ventures and also advises startups on go-to market strategies. She was the Chief Operating Officer (COO), overseeing the go-to-market strategy at Comfy, a real-estate tech startup, and prior to that, she was COO at Funding Circle, an online SMB lending marketplace. Chitra has been in leadership roles at Salesforce for eight years, as COO, Platform, and Senior VP, Global Sales Development. She was earlier part of AAA, Charles Schwab, and the Boston Consulting Group as well. Chitra has a passion for empowering women in the workplace. She is the Co-Founder of Neythri.org, which supports South Asian professional women. She was also the Co-Founder of the Salesforce Women’s Network initiative. She has co-created and taught an MBA class on ‘Women in Leadership’ at California State University, East Bay. Chitra holds an MBA with Honors from Harvard Business School, an MS in Environmental Engineering from Cornell University, and a B.Tech. in Engineering from the Indian Institute of Technology.

Govind Iyer is an Independent Director of Infosys. He is the Chairperson of the Corporate Social Responsibility Committee and serves as a member of the Nomination and Remuneration Committee, the Environment, Social and Governance Committee, the Risk Management Committee and Cybersecurity risk sub-committee. Govind Iyer retired as a Partner at Egon Zehnder (a Global leadership advisory Firm). Prior to joining Egon Zehnder, Govind worked at Procter & Gamble, Coca-Cola, and Heinz. Govind has served on the Wharton Executive Education Advisory Board and is an active University of Pennsylvania alumnus. He has served on the Advisory Board of Asian Venture Philanthropy Network (AVPN). He is a founding board member and Chairperson of Social Venture Partners in India and is a #LivingmyPromise signatory. He was a board member at GIVE India (GIVE Foundation). He is also on the Board of Karmayogi Bharat, a Special Purpose Vehicle (SPV) of the Department of Personnel and Training, which enhances capacity building in the civil service through the iGOT Karmayogi platform. Govind has a Bachelor of Engineering degree from Regional Engineering College, Trichy, and an MBA from The Wharton School, University of Pennsylvania.

Helene Auriol Potier is an Independent Director of Infosys. She is a member of the Environment, Social and Governance Committee and the Risk Management Committee. She has built a truly global career in digital technologies and in the telecommunications industry that has spanned multiple geographies, including the United States, Europe, Africa, and Asia. She started her career in New York in telecommunications in 1986. In 1990, Helene joined the Canadian mobile technology company Nortel Networks Corporation where she spent 15 years and held various senior leadership positions among which were also Vice President Sales Mobile Division Worldwide and Vice President Services & Operations EMEA. In 2005, Helene joined Dell Inc., where she served as CEO Africa, Mediterranean and CEE. She joined Microsoft Corporation in 2008. During her 10 years tenure at Microsoft, she served in various senior leadership capacities including CEO Microsoft Singapore and, Managing Director Artificial Intelligence Europe. From November 2018 to December 2020, she was Executive Vice-President in charge of International Business for Orange. Helene is often called to speak on the topics of digital transformation, corporate governance and ESG. She served as independent director on the boards of Safan S.A. Until May 2025, Mimecast Limited until May 2022, Ispen S.A. until May 2018 and Faiveley Transport S.A. until November 2016. Helene also served as ESG co-chair and board member at Institut Français des Administrateurs, (IFA), the French association of corporate directors. Helene currently serves as independent non-executive director on the boards of Accor S.A., Randstad N.V. and Oddo BHF S.C.A. She chairs the Randstad board technology committee, the Accor board ESG committee and Oddo BHF board compensation committee. She is also a senior advisor at a leading global private equity firm. Helene received a Master of Science in Engineering from Telecom Paris and an Executive MBA from INSEAD.

Nitin Paranjpe is an Independent Director of Infosys. He is a member of the Nomination and Remuneration Committee, the Risk Management Committee and the Audit Committee. He is currently the Non-Executive Chairman of Hindustan Unilever Limited (HUL) and a member of the Supervisory Board of Heineken NV. Prior to this, Nitin was a member of the Unilever Leadership Executive performing various roles including Chief People and Transformation Officer, and Unilever’s Chief Operating Officer (COO). Nitin joined HUL in 1987, where he held various roles in marketing and sales, before being appointed as the Chief Executive Officer, India, and Executive Vice President for Unilever, South Asia, in April 2008. He has been the recipient of many awards in recognition of his contribution to business and industry including CEO of the year (Forbes India) and India business leader of the year (CNBC TV18). For his efforts in blazing a trail for diversity, he won the GG2 Hammer Award in 2019 in the UK. He is also a member of Chinmaya Mission Advisory Council and the WeSchool Innovation Advisory Board. Nitin holds a bachelor’s degree in mechanical engineering and an MBA in Marketing from Jamnalal Bajaj Institute of Management in Mumbai.

Inderpreet Sawhney is the Chief Legal Officer and the Chief Compliance Officer of Infosys Limited. In this role, she leads the legal and compliance function of the Company. She is a strategic business partner ensuring success of Infosys in legal and regulatory matters, while spearheading the compliance and ethics program.. Additionally, she is also responsible for the privacy and data protection function at Infosys. She is a trusted partner to the company’s Board of Directors providing counsel on critical matters and serves as a director on the boards of EdgeVerve Systems Limited, Infosys BPM Limited, Infosys Nova Holdings LLC, Infosys Consulting Holding AG. She is also a board member of Hillenbrand Inc., a New York Stock Exchange listed company. Inderpreet has a B.A (Hons.) and L.L.B degree from Delhi University and an L.L.M from Queen's University, Kingston, Canada. Inderpreet is a seasoned professional and has previously served as a General Counsel of another large IT Service company, and as a Managing Partner of a mid-sized law firm in Silicon Valley, leading complex international transactions. She is presently a trustee of the Infosys Foundation (India), and Chairperson of the Board of Trustees of Infosys Foundation USA. She is a current member of the Global Future Council Good Governance of the World Economic Forum and served as its Co-Chair for the 2023-2024 term. Inderpreet was awarded the 2013 NASABA Corporate Counsel Achievement Award and was also an honoree at the 2017 Transformative Leadership Awards, which recognizes General Counsels who have demonstrated commitment towards advancing careers of women in law. She is also the recipient of the Thought Leadership Award at the 2018 Global Transformative Leadership Awards and was featured in the top 25 Women Leaders in IT Services of 2020, published by The IT Services Report. In September 2020, she was named as one of the 10 most powerful women in Tech by CXO Today and has also published several articles in media. Inderpreet has been a frequent speaker at various industry forums such as the ACC, Ethisphere, WEF, SABA among others.

Shaji Mathew is the Chief Human Resource Officer at Infosys. In this role, he is responsible for envisioning the roadmap for HR, driving strategy, and implementing operational priorities aligned with the overall organizational mandate for Infosys and group companies. Shaji has over three decades of experience in Infosys. Prior to his current role, he was Infosys’ Global head of delivery for Financial Services, Insurance, Healthcare and Life Sciences. Over the years, he has played various leadership roles in delivery, as also in managing client relationships, commercials, solutioning, and people management across the US, Europe, and Asia Pacific. He has been actively steering the company’s efforts to create a more inclusive and diverse workforce. He is also a trustee of Infosys Foundation focusing on Corporate Social Responsibilities. Shaji is a rank holder from National Institute of Technology, Calicut. He has completed a Global Leadership Program from Stanford University Graduate School of Business and a Leadership program from Harvard Business School. He serves on the board of International Institute of Information Technology (IIIT), Bangalore. He is also a member of the Confederation of Indian Industry (CII) National Committee on Leadership and HR.

Jayesh Sanghrajka is the Executive Vice President & Group CFO of Infosys Ltd. With over 3 decades of experience in global finance and strategic leadership, Jayesh plays a pivotal role in long-term value creation; financial and operational excellence; and grooming the next set of leaders for Infosys. As the leader of the company’s global finance organization, he oversees areas like facilitating growth at good margins, financial planning and analysis, investor relations, treasury, tax, and risk management. Over the years, he has driven the finance team’s digital transformation journey towards functional excellence. Jayesh spearheads multiple cross-functional initiatives aimed at identifying new revenue growth opportunities or driving cost optimization. A key architect of the company’s growth strategy, Jayesh is responsible for mergers and acquisitions (M&A), helping to create and sustain long-term competitive advantage for Infosys. Jayesh also champions the company’s Environmental, Social, and Governance (ESG) agenda, ensuring that ESG is at the heart of Infosys’ strategy to achieve profits with a purpose, while balancing sustainable growth; compliance with international standards; and stakeholder transparency. Prior to Infosys, he worked in companies like Tishman-Speyer, Rediff.com, Mu Sigma, and KPMG, wherein he played a key role in driving various digital and financial transformations to help them be future-ready. Jayesh earned his bachelor’s degree in commerce from Mumbai University, India. He is a Chartered Accountant from the Institute of Chartered Accountants, India. He also has a degree in cost accounting. Over the years, he has attended various Executive Global Leadership Development Programs at global universities like Stanford University (USA) and Harvard University (USA).

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

Non-Executive and Non-Independent Chairman’s Compensation

Nandan M. Nilekani, Chairman, voluntarily chose not to receive any remuneration for his services rendered to the Company in fiscal 2025.

Remuneration to Directors in Fiscal 2025

(A)
The table below describes the compensation for our Non-Executive and Independent Directors for fiscal 2025:

Name	Commission ($)
Non-Executive, Non Independent Director:
Nandan M. Nilekani(1)	—
Non-Executive, Independent Directors:
D. Sundaram	335,000
Michael Gibbs	369,000
Bobby Parikh	265,000
Chitra Nayak	329,000
Govind Iyer	285,000
Helene Auriol Potier	259,000
Nitin Paranjpe	226,000

(1)
Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.
(B)
The table below describes the compensation for our executive directors and other executive officers, for fiscal 2025:

Name	Salary ($)	Bonus & incentive ($)		Amount accrued for long term benefits ($)	Value of RSUs granted ($)		Number of RSUs granted
Salil Parekh	881,469	2,730,714		58,188	6,549,769	(1)	382,071	(1)
Jayesh Sanghrajka(3)	203,170	164,069	(4)	16,220	672,080	(2)	32,010	(2)
Inderpreet Sawhney	676,090	466,685	(4)	25,624	1,255,399	(2)	60,240	(2)
Shaji Mathew	146,075	123,568	(4)	12,205	509,057	(2)	24,220	(2)

Note: The grants in the table above represent the total number of RSUs and value as on the date of grant. They do not include forfeitures.

The performance bonuses include accruals payable as per the terms of employment agreement.

(1)
A) The Board on April 18, 2024 based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2025, under the 2015 Plan. In accordance with such approval the following grants were made effective May 2, 2024:
•
245,679 performance-based grant of RSUs (Annual performance equity grant) which vest in line with the employment agreement based on achievement of certain performance targets.
•
14,140 performance-based grant of RSUs (Annual performance equity ESG grant) which will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.
•
35,349 performance-based grant of RSUs (Annual performance equity TSR grant) which will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

B) Further the Board on January 16, 2025, based on recommendations of the Nomination and Remuneration Committee granted 16,204 annual time-based RSUs for fiscal 2025 under the 2015 Plan effective February 1, 2025. These RSUs will vest in line with the employment agreement overtime in three equal annual installments upon the completion of each year of service from the respective grant date.

C)The Board on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee under the 2019 Plan, approved the grant of 70,699 annual performance based RSUs for fiscal 2025 effective May 2, 2024. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.

(2)
During fiscal 2025 based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based RSU grants under the 2015 Plan and performance based RSU grants under the 2019 Plan to its executive officers. The grants were made in fiscal 2025. Time based RSUs granted under the 2015 Plan will vest over three to four years and RSUs granted under the 2019 Plan will vest over three years based on achievement of certain performance targets.
(3)
Jayesh Sanghrajka was appointed as a Chief Financial Officer of the Company effective April 01, 2024
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

Equity Grants

The following is the summary of grants made to Key Managerial Personnel (KMP) during fiscal 2025, 2024 and 2023 under the 2015 Plan and 2019 Plan:

Particulars	Fiscal 2025	Fiscal 2024	Fiscal 2023
2015 Plan: Equity settled RSU
Salil Parekh, CEO and MD	311,372	344,926	289,060
Nilanjan Roy(1)	—	41,094	22,829
Jayesh Sanghrajka(2)	18,010	40,700	15,340
Inderpreet Sawhney	38,240	83,390	37,030
Shaji Mathew(3)	13,220	25,240	6,570
Mohit Joshi(4)	—	—	—
Ravi Kumar S.(5)	—	—	—
Krishnamurthy Shankar(6)	—	—	11,990
	380,842	535,350	382,819
2019 Plan: Equity settled Performance based RSU
Salil Parekh, CEO and MD	70,699	78,281	64,893
Nilanjan Roy(1)	-	14,020	23,000
Jayesh Sanghrajka(2)	14,000	19,140	19,214
Inderpreet Sawhney	22,000	33,610	33,000
Shaji Mathew(3)	11,000	13,360	6,000
Mohit Joshi(4)	—	—	31,000
Ravi Kumar S.(5)	—	—	31,000
Krishnamurthy Shankar(6)	—	—	19,000
	117,699	158,411	227,107

Total grants to KMP	498,541	693,761	609,926

Note: The grants in the table above represent the total number of RSUs as on the respective dates of grant. They do not include forfeitures.

(1)
Nilanjan Roy resigned as Chief Financial Officer of the Company effective March 31, 2024.
(2)
Jayesh Sanghrajka was appointed as Chief Financial Officer of the Company effective April 01, 2024.
(3)
Shaji Mathew was appointed as Group Head - Human Resources and as an executive officer effective March 22, 2023, accordingly the grants for fiscal 2023 in the above table are for the period March 22, 2023, to March 31, 2023.
(4)
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

Option Exercises and holdings

The following table gives details of exercises of RSUs and stock options by KMP for fiscal 2025 under the 2015 Plan and 2019 Plan:

Name of KMP	Number of RSU exercised	Number of stock options exercised
2015 Plan: Equity settled
Salil Parekh	306,276	—
Jayesh Sanghrajka(1)	30,621	—
Inderpreet Sawhney	47,386	—
Shaji Mathew	10,642	—
	394,925	—
2019 Plan: Equity settled
Salil Parekh	39,141	—
Jayesh Sanghrajka(1)	6,494	—
Inderpreet Sawhney	14,499	—
Shaji Mathew	3,602	—
	63,736	—

Total	458,661	—

(1)
Jayesh Sanghrajka was appointed as Chief Financial Officer of the Company effective April 01, 2024.

The following table gives details of exercises of RSUs and stock options by KMP for fiscal 2024 under the 2015 Plan and 2019 Plan:

Name of KMP	Number of RSUs exercised	Number of stock options exercised
2015 Plan: Equity settled
Salil Parekh	258,636	—
Nilanjan Roy(1)	28,108	—
Inderpreet Sawhney	12,075	—
Shaji Mathew	2,343	2,626
Mohit Joshi(2)	40,090	—
	341,252	2,626
2019 Plan: Equity settled
Salil Parekh	32,447	—
Nilanjan Roy(1)	15,834	—
Inderpreet Sawhney	13,499	—
Shaji Mathew	6,667	—
Mohit Joshi(2)	19,000	—
	87,447	—

Total	428,699	2,626

(1)
Nilanjan Roy resigned as Chief Financial Officer of the Company effective March 31, 2024.
(2)
Mohit Joshi, resigned as President effective March 11, 2023, and was on leave till June 9, 2023 which was his last date with the company.

The following table gives details of exercises of RSUs, and stock options by KMP for fiscal 2023 under the 2015 Plan and 2019 Plan:

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
(3)
Ravi Kumar S resigned as President effective October 11, 2022.
(4)
Krishnamurthy Shankar retired as Group Head – Human Resources and Infosys Leadership Institute effective March 21, 2023.

The following table gives details of outstanding RSUs and stock options held by KMPs as of March 31, 2025:

	As of March 31, 2025
Name of KMP	RSU	Stock Options
2015 Plan: Equity settled
Salil Parekh	401,265	—
Jayesh Sanghrajka(1)	79,382
Inderpreet Sawhney	152,024	—
Shaji Mathew	42,491
	675,162	—
2019 Plan: Equity settled
Salil Parekh	70,699	—
Jayesh Sanghrajka(1)	39,466
Inderpreet Sawhney	64,284	—
Shaji Mathew	27,491	—
	201,940	—

Total	877,102	—

(1)
Jayesh Sanghrajka was appointed as Chief Financial Officer of the Company effective April 01, 2024.

Term of Office

The Indian Companies Act, 2013 precludes independent directors from retiring by rotation. Independent directors shall hold office for a term up to five consecutive years on the board of directors of the company and will be eligible for re-appointment on passing of a special resolution by the Company. Accordingly, Salil Parekh, Chief Executive Officer and Managing Director, retires by rotation at the 2025 Annual General Meeting pursuant to applicable provisions on rotation of directors as per Indian Companies Act, 2013. Being eligible for re-appointment as director, Salil Parekh has sought re-appointment and the Board has recommended the same for the approval of the shareholders. Salil Parkh's re-appointment has been approved by the shareholders of the Company till March 31, 2027 in the AGM on June 25, 2025. The term of office of each of the directors as of March 31, 2025, is given below:

Name	Date when Current Term of Office Began (1)	Expiration / Renewal Date of Current Term of Office (2)	Whether Term of Office is subject to retirement by rotation
Nandan M. Nilekani	August 24, 2017	NA	Yes
Salil Parekh	January 2, 2018	March 31, 2027	Yes
D. Sundaram	July 14, 2022	July 13, 2027	—
Michael Gibbs	July 13, 2021	July 12, 2026	—
Bobby Parikh	July 15, 2023	July 14, 2028	—
Chitra Nayak	March 25, 2024	March 24, 2027	—
Govind Iyer	January 12, 2023	January 11, 2028	—
Helene Auriol Potier	May 26, 2023	May 25, 2026	—
Nitin Paranjpe	January 1, 2024	December 31, 2028	—

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

The Board had engaged Egon Zehnder, a leadership advisory firm on board matters, to conduct the Board evaluation for fiscal 2025. The evaluation process focused on Board dynamics, softer aspects, committee effectiveness and information flow to the Board or its committees, among other matters. The methodology included various techniques such as questionnaires, one-on-one discussions, etc. The recommendations were discussed with the Board and individual feedback was provided. Progress on recommendations from last year and the current year’s recommendations were discussed. The aspects of succession planning and committee composition were also considered. The Board evaluation process was completed during fiscal 2025.

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

Board and Management Changes

Inductions:

The Board at its meeting held on December 11, 2023, appointed Jayesh Sanghrajka as the Chief Financial Officer and KMP of the Company effective April 1, 2024.

Retirements and resignations:

During the year there was no retirement or resignation of Directors or KMP.

Board Committees

As of March 31, 2025, the Board had six committees: Audit Committee, Nomination and Remuneration Committee, Stakeholders Relationship Committee, Risk Management Committee, Corporate Social Responsibility (CSR) Committee and Environment, Social and Governance Committee. All committees comprise only independent directors, one of whom is chosen as the chairperson of the committee. Additionally, the Board has created a Cybersecurity Risk Sub-Committee of the Risk Management Committee.

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

Audit Committee

The Audit Committee was comprised of three independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act as of March 31, 2025. They were:

▪
Bobby Parikh, Chairperson and Financial Expert

▪
D. Sundaram, Financial Expert
▪
Michael Gibbs

Nitin Paranjpe was appointed as a member of the Audit Committee effective April 16, 2025.

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

The Audit Committee met seven times during fiscal 2025.

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

Nomination and Remuneration Committee

The Nomination and Remuneration Committee is comprised of four independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules as of March 31, 2025. They were:

▪
D. Sundaram, Chairperson
▪
Michael Gibbs
▪
Govind Iyer
▪
Nitin Paranjpe

The main objectives and responsibilities of the Nomination and Remuneration Committee of the Board are to (i) assist the Board in discharging its responsibilities relating to remuneration of the Company’s Directors, Key Managerial Personnel (KMP) and Senior Management; (ii) evaluate and approve the adequacy of the remuneration plans, policies, programs and succession plans for Company’s Directors, KMP and Senior Management (including identifying persons to be appointed to positions of KMP and Senior Management in accordance with identified criteria and to recommend to the Board their appointment and removal); (iii) formulate the criteria for determining qualifications, positive attributes and independence of a director and for performance evaluation of directors on the Board (iv) administration of equity based plans/ schemes approved by the shareholders; (v) oversee the Company’s nomination process for the KMP and senior management and identify, screen and review individuals qualified to serve as directors, KMP and senior management consistent with the criteria approved by the Board; (vi) recommend the appointment and removal of Directors, for approval at the annual meeting of shareholders ; (vii) Carry out evaluation of the performance of the Board and review the evaluation’s implementation and compliance; (viii) leadership development (ix) develop and maintain corporate governance policies applicable to the Company; and (x) devise a policy on Board diversity.

The Nomination and Remuneration Committee oversees key processes by which the Company recruits new members to its Board, and the processes by which the Company recruits, motivates and retains outstanding senior management as well as the Company’s overall approach to human resources management.

The Nomination and Remuneration Committee met four times during fiscal 2025.

The committee charter and policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-committee-charter.pdf ;

Policy: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf

Risk Management Committee

The Risk Management Committee is comprised of seven independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules, as of March 31, 2025. They were:

▪
D. Sundaram, Chairperson
▪
Michael Gibbs
▪
Bobby Parikh
▪
Chitra Nayak
▪
Govind Iyer
▪
Helene Auriol Potier
▪
Nitin Paranjpe

The primary objectives of the Risk Management Committee are to (i) assist the Board in fulfilling its oversight responsibilities with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks; (ii) monitor and approve the enterprise risk management framework and associated practices of the Company; (iii) periodically assess risks to the effective execution of business strategy and review key leading indicators in this regard; (iv) periodically review the risk management processes and practices of the Company and ensure that the Company is taking the appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities; (v) evaluate significant risk exposures of the Company and assess the Management’s actions to mitigate the exposures in a timely manner; (vi) evaluate risks related to cybersecurity and ensure appropriate procedures are in place to mitigate these risks in a timely manner; (vii) coordinate its activities with the audit committee in instances where there is any overlap with audit activities; (viii) review and reassess the adequacy of the Risk Management Committee Charter periodically and recommend any proposed changes to the Board for approval; (ix) ensure access to any internal information necessary to fulfill its oversight role and obtain advice and assistance from internal or external legal, accounting or other advisors; and (x) appoint, remove and approve terms of remuneration of the Chief Risk Officer.

The Risk Management Committee met four times during fiscal 2025.

The Risk Management Committee charter is available on the Company’s website: https://www.infosys.com/investors/corporate-governance/documents/risk-management-committee-charter.pdf

Cybersecurity Risk Sub-committee

As of March 31, 2025, the Cybersecurity Risk Sub-committee was comprised of four independent directors:

▪
Michael Gibbs, Chairperson and Cybersecurity expert
▪
D. Sundaram

▪
Govind Iyer
▪
Chitra Nayak

The objective of the Sub-committee is to assess cybersecurity related risks and the preparedness of the Company to mitigate and react to such risks. The Sub-committee meets periodically and recommends its findings, if any, to the Risk Management Committee.

The Sub-committee met four times during fiscal 2025.

Stakeholders Relationship Committee

The Stakeholders Relationship Committee was comprised of four independent directors as of March 31, 2025. They were:

▪
Michael Gibbs, Chairperson
▪
D. Sundaram
▪
Bobby Parikh
▪
Chitra Nayak

The Board has appointed A.G.S. Manikantha, Company Secretary, as the Compliance Officer, as required under the Listing Regulations and the Nodal Officer to ensure compliance with the Investor Education Protection Fund ("IEPF") Rules.

The primary objectives of the Committee are to: (i) consider and resolve the security holders’ concerns or complaints; (ii) monitor and review the investor service standards of the Company; (iii) take steps to develop an understanding of the views of shareholders about the Company, either through direct face-to-face interaction, analysts’ briefings or survey of shareholders; and (iv) oversee and review the engagement and communication plan with shareholders and ensure that the views and concerns of the shareholders are highlighted to the Board at the appropriate time and that steps are taken to address such concerns.

The purpose of the Committee is to assist the Board and the Company to oversee the various aspects of interests of stakeholders of the Company. The term ‘stakeholder’ includes shareholders, debenture holders and other security holders.

The Stakeholders Relationship Committee met four times during fiscal 2025.

The Stakeholders Relationship Committee charter is available on the Company’s website, at: https://www.infosys.com/investors/corporate-governance/documents/stakeholders-relationship-committee.pdf

Corporate Social Responsibility Committee (“CSR Committee”)

The CSR Committee was comprised of three independent directors as of March 31, 2025. They were:

▪
Govind Iyer, Chairperson
▪
Chitra Nayak
▪
Michael Gibbs

The CSR Committee is responsible for identifying the areas of CSR activities, programs and execution of initiatives as per defined guidelines and for overseeing the activities / functioning of the Infosys Foundation, Infosys Foundation USA and other initiatives undertaken by the Company, including in Australia and various parts of Europe. The Foundation reports to the Committee the progress of deployed initiatives and guide in making appropriate disclosures on a periodic basis.

The CSR Committee met four times during fiscal 2025.

The Committee Charter and Policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf

Policy: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf

Environment, Social and Governance Committee (“ESG Committee”)

The ESG Committee was comprised of three independent directors as of March 31, 2025. They were:

▪
Chitra Nayak, Chairperson
▪
Govind Iyer
▪
Helene Auriol Potier

The primary objectives and responsibilities of the Committee are to: (i) guide the creation of the ESG Vision and ambitions of the Company and continuously review updates and progress on the ESG vision and goals, thereon; (ii) review the ESG Operations Council and its working. The Committee may form and delegate authority to sub-committees as and when appropriate; (iii) ensure that the Company is taking the appropriate measures to undertake and implement actions to further its ESG vision and ambitions; (iv) review any statutory requirements for sustainability reporting e.g., Business Responsibility and Sustainability Reporting and guide Infosys’ leadership on global ESG assessments; (v) obtain advice and assistance from internal or external experts, advisors; and (vi) review and reassess the adequacy of the ESG committee charter periodically and recommend any proposed changes to the Board for approval.

The ESG Committee met four times during fiscal 2025.

The main responsibility of the ESG committee is to guide the ESG journey of the Company which was embarked from 2011. The ESG Committee charter is available on our website at https://www.infosys.com/investors/corporate-governance/documents/environment-social-governance-committee-charter.pdf

EMPLOYEES

As of March 31, 2025, we had 323,578 employees, of which 306,599 were professionals involved in service delivery to clients, including trainees. As of March 31, 2024, we had 317,240 employees, of which 299,814 were professionals involved in service delivery to clients. As of March 31, 2023, we had 343,234 employees, of which 324,816 were professionals involved in service delivery to clients.

As of March 31, 2025, we had 250,553 employees in India, 34,388 employees in the Americas, 20,701 employees in Europe and 17,936 employees in the rest of the world.

RETURN TO OFFICE AND HYBRID MODEL OF WORK

It has been over four years since we at Infosys began to transition to a hybrid work model, prioritizing safety and flexibility. This shift has enabled us to be more responsive to customer demands, more resilient to disruptions, and more productive, characterized by empathy and flexibility.

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

Keeping the employees at the center, we’ve re-examined their employee life stages and various touch points across these life stages starting from recruitment through the offboarding phase and as we transition into Hybrid mode, below are the enablers we have been leveraging for this smooth transition:

•
Phased approach: Using a phased approach we first encouraged employees to work from the office two days a week at DC locations in Phase 1 and are moving to a model in Phase 2 where employees come to the office 10 days in a month with flexibility for units and managers to decide their approach.
•
Employee Voice: In our RTO journey, we’ve made sure employee voice is key. At every stage in this journey, we’ve gone back and polled our employees to refine our hybrid frameworks across locations.
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
•
Manager and leadership development through key structured interventions as part of our Global Delivery Talent effectiveness program has contributed tremendously to the key learning and enablement of our leaders across the Company. A basket of offerings has been designed to bring together external sessions, internal leader facetime, mentoring, cross-skilling, sharing of best practices and collaboration across our various business segments and units.
•
Sales Capability Building: The capability of our people and systems, which is the backbone of our organization, has been completely re-imagined and revamped through our multi-pronged People Transformation Charter. Some of the key initiatives under Sales Transformation programs are ZENITH CLUB, an exclusive high-performers club in Global Sales, to recognize & reward consistent high performance in Sales; SYNERGY, a four-week onboarding program for new sales Employees; AI First approach where 500+ sales personnel have been certified on AI application for Growth from Kellogg School of Business (“Kellogg”), an eight-week training module covering practical applications of AI in business and responsible AI; ELEVATE, a talent mobility platform, to revolutionize talent management in sales by providing business leaders with competent candidates within the Global Markets; INFUSION ASCENT, an in-person exclusive platform for the new title holders to be trained by Infosys leaders, external trainers and client leaders; ASSURED, a sales leadership program in partnership with Stanford is an exclusive, leadership initiative for leaders to strengthen their financial acumen; SAPIENCE, a program created to help women in sales connect, learn, and grow professionally by providing a platform for them to interact with leaders, receive useful insights, build meaningful relationships, and acquire vital skills to thrive in all elements of their sales journey.

EMPLOYEE EXPERIENCE

We strive to create a world-class employee experience by designing consistent best-in-class policies, processes, programs and systems, focusing on creating ‘Experience by Design’ while keeping employees at the core of whatever we do. We gather employee feedback using robust listening mechanisms, built in throughout our employee life cycle to help improve our offerings and create positive memorable moments that matter using technology. Some notable highlights are:

•
Launchpad: Our mobile/web-based application and self-service platform, facilitates and optimizes global onboarding for new hires. It offers a seamless, digitally guided experience that is carefully designed to align with the dynamic needs of our hybrid workplace.
•
Infosys Immerse: Infosys' metaverse, Infosys Immerse is a cutting-edge virtual environment meticulously crafted to enhance the onboarding experience by delivering essential messages, fostering cultural immersion, and facilitating meaningful connections among new joiners. It encompasses diverse avatars, curated content for learning, virtual engagement spaces using chat, and audio and video capabilities.
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
•
AI-FIRST: While Infosys is transforming into an AI-first organization, the Employee Experience team at Infosys is also leveraging AI to provide our employees with a superior experience. AI is being utilized by HR across the employee life cycle to increase productivity and improve the experience of our internal systems. Our Gen-AI powered employee assistant Navi allows employees to query policies in natural language and get instant responses across HR and other employee-facing areas.
•
Moments That Matter (MTM): Every employee has significant moments that create substantial impact on their overall satisfaction and well-being, during their organizational experience. MTM has been ideated to become a celebration platform which will be integrated into all celebrations, small or big, throughout the employee life cycle. Smart alerts inform employees on upcoming moments that matter in their teams and they can use AI to generate cards and messages to their colleagues and teams.
•
People analytics: A strategic approach utilizing people analytics has fueled numerous data-driven initiatives since fiscal 2024.
•
InfyMe: We continued to enrich our InfyMe platform with more services that enable teams to operate, connect, collaborate easily and effectively in the hybrid working model.
•
Intelligent automation: Smarter and intuitive nudges to managers and employees, which are driving the right behavior and guiding managers to take the right decisions in matters like learning, careers, role change, retention, performance management etc.
•
Digitization: We have strengthened our people practices by using technology and automation to improve workforce efficiency, engagement, transformation, and innovation. Robotic Process Automation has been leveraged to reduce manual work and improve the quality of the product.
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

REWARDS & RECOGNITION

We have encouraged a performance-driven culture through our revamped R&R Program - RISE, which stands for Real, Instant, Specific, and Excite. This model brings together different practices across units under a standardized umbrella and an integrated digital platform for an elevated experience. Some of the initiatives under the RISE model include Gracias, an appreciation portal for employees; Insta Awards, an initiative to enable managers to recognize their teams instantly; Unit & Integrated Account R&R, awards to promote and sustain high-performance work culture; Wow Awards, discretionary awards picked by leaders to acknowledge outstanding contributions; and PM Elite+, quarterly awards to recognize the best-managed projects and top project management talent. Over and above the Unit awards, we have the Infosys Awards For Excellence (AFE) which continued to garner overwhelming participation. The winners are picked after multiple levels of evaluations and audits. At all our DCs we have the DC level bi-annual/annual awards ceremonies held to recognize the best talent at the DC and their contributions to the DC and the organization. Sales Excellence Awards is the Annual Sales recognition program awarded during annual sales strategy meet – Connect. Stellar awards are given quarterly to sales employees, where winners are recognized at segment level. In addition, there are segment level annual awards covering individuals & teams for outstanding performance announced during annual strategy meets for the segments.

EMPLOYEE CARE & CONNECT

Infosys is an equal opportunity employer and is committed to creating a healthy working environment free of any form of harassment or discrimination. We believe in maintaining a positive work environment, thereby fostering a culture of mutual respect, wherein employees can look forward to coming to work every single day. Resolution Hubs at Infosys ensure that employee concerns, if any, are resolved in the most efficient manner. For any concerns raised by an employee, an investigation is conducted by a neutral panel to ensure fairness.

•
ASHI: Our assurance to our employees towards providing a harassment-free workplace is reflected in our flagship program - ASHI (Anti-Sexual Harassment Initiative). Our policy prohibits sexual harassment of any kind and / or on the basis protected by federal, state, or local law or ordinance or regulation. It applies to all people involved in the operation of the Group and prohibits unlawful harassment from / to any employee of the Company towards other employees including supervisors, vendors, and clients. The philosophy of the policy is to ensure Zero Occurrence and Zero Tolerance of sexual harassment. While the former strives towards awareness creation among employees, the latter achieves the Company’s goal of taking responsible action against sexual harassment of any kind. There are periodic interventions to educate and enable employees and the contract staff.
•
HEAR: Our intent is to encourage and facilitate informal resolution of employee grievances. However, when matters cannot be resolved through discussions with the employee's immediate supervisor and supervisor's manager, we provide for a formal review procedure as part of the grievance resolution process, called HEAR (Hearing Employees and Resolving). HEAR covers concerns/matters under managerial issues, process / policy eligibility, discrimination at the workplace, performance management, interpersonal issues, etc.

•
HALE: Infosys’ Health Assessment & Lifestyle Enrichment (HALE) program is a non-monetary employee benefit and has been recognized as the best internal brand with great recall and participation. Our wellness philosophy stands on four pillars i.e. Physical, Emotional, Social well-being and Safety. All our interventions that we co-create with extended teams, business units, and external partners are to cater to the needs & asks of our employees. Our Philosophy at HALE is a proactive approach to health and lifestyle enrichment aimed at increased awareness and overall well-being, resulting in reduced stress levels, a safe work environment, a happier workforce, and improved productivity levels. At Infosys, we believe thriving extends beyond professional success; it includes holistic growth—mentally, physically, socially, and emotionally.
•
Manager Code: Designed to enable and equip our managers with the capabilities to help their teams build technical, business and people skills along with a digital mindset to accelerate their development journeys. Managers have 7 Manager Codes that act as guiding behavioral principles that shape a good manager at Infosys. As part of this, we also have a one-stop microsite called Manager Hub, for all information, toolkits and resources for managers to be equipped to lead their teams.
•
Infosys Power of Wellness- Curated wellbeing services on a single platform for managers and their families.
•
MeetUp Campaign- Targeted communication and digital nudges to optimize and enhance meeting experience.
•
Infosys Great Manager Program: The Infosys Great Manager Program continues to guide managers through a structured learning path to build and strengthen four key competencies to build future readiness – business acumen, digital mindset, leading people and operational excellence. The program is self-paced and is entirely in the e-learning mode comprised of short management courses from eCornell.
•
Internal Recognition Programs: Our continuous effort has been to empower our managers and recognize their exceptional work. Our goal is to develop the best managers in the world, setting a benchmark in the industry. To acknowledge their excellence and remarkable contributions, we have introduced various recognition programs like People Champions & Best Managers and Managers with Great Teams.

CREATING A POSITIVE WORK ENVIRONMENT

•
Infosys Way of Life: The Infosys Way of Life is an embodiment of our enduring commitment to a strong, positive culture that is at the heart of our existence. As we navigate the shift towards a hybrid work environment and welcome new employees, this initiative is crucial in fostering collaboration, innovation, and inclusion. It is shaped by meaningful conversations and actions aimed at reinvigorating our culture, anchored in five core cultural markers: Care, Values (C-LIFE), Collaboration, Learning, and Inclusion, inviting every Infoscion to play an active role in nurturing a vibrant workplace
•
C-LIFE: Defines and guides our approach each day and influences every change we make for ourselves, our company, and our clients. CLIFE, as outlined in our Code of Conduct, stands for Client value, Leadership by example, Integrity & Transparency, Fairness, and Excellence. These values form the foundation of our daily lives at the workplace and shape our company culture. They should be exemplified by each and every one of us at Infosys
•
Behavior Matters: This campaign encourages employees to embody positive workplace behavior every day.
•
InfyTribes: Conceptualized as a sustainable community ecosystem, InfyTribes, is an initiative aimed at fostering connections, shared passions, and common goals among employees. The community-driven clubs (like cricket, music, quiz, dance, toastmasters etc.), is spread across 12 countries, has over 20,000 members and over 100,000 followers.

•
INFYusion 2024: An initiative conceptualized to promote sports, culture and a spirit of camaraderie by bringing together finalists across all DCs and host a 3-day sports and cultural extravaganza. InFYusion 2024 had tremendous engagement and participation as we celebrated the sports and cultural icons across Infosys.
•
InfyCares: This initiative was introduced to bring employee volunteerism to the forefront and received resounding response from the teams across DCs. Seedball Making, Bookmarks creation, assembling solar Lamps, Educational Jenga, etc. saw good response from employees volunteering. Through InfyCares we reached 1.30 lakh volunteering hours with 30,000 volunteers' participation in over 1,000 events held across DCs.
•
Alumni Meets: The first ever Infosys alumnus meet and connect at our DCs saw over 8,000 alumnus attending 10 alumni meets across different cities.
•
Petit Infoscion day: A special celebration dedicated to the children of Infoscions serving as a dynamic showcase for a variety of talents, deeply embedding the culture and essence of being an Infoscion. Each year it unfolds around a unique theme, ensuring our Petit Infoscions enjoy a memorable day filled with fun games, activities, delicious treats, rewards, recognition and more. This year we saw a 33% increase in participation, engaging over 100,000 employees across 20 DCs.

•
Orbit Next: Orbit Next is our flagship program designed to propel women into leadership roles within the technology and business sectors. This comprehensive initiative goes beyond just skill development. It fosters a supportive ecosystem where women can sharpen their technical and business acumen, develop leadership skills, and build valuable networks. Through mentorship opportunities, workshops, and networking events, participants connect with established leaders and build a strong support network within the organization. This fosters a sense of community and provides access to invaluable guidance and career development resources.

•
Restart With Infosys: This tailored initiative provides a supportive framework to ensure a seamless reintegration of women returning to workforce after a career break. The program offers personalized mentorship and a runway to integrate into mainstream work seamlessly. This program is one of the most successfully run program in the market with over 900 women professionals joining Infosys over 2 years.

AWARDS:

•
Infosys has been recognized among LinkedIn’s Top Companies 2025 in the India, USA and Canada.
•
Infosys has been recognized as one of the World’s Most Ethical Companies in 2025, for the Fifth Consecutive Year by Ethisphere.
•
Infosys was awarded the Global Top Employer 2025 certification in 20 countries, across Asia Pacific and Europe
•
Infosys has been recognized as the ‘Global Top Employer 2025’ for the 5th consecutive year. Infosys has been recognized as a top 5 global employer across 4 regions and top ranked in 20 countries.
•
America – USA, Canada, and Mexico
•
Asia Pacific – India, Australia, New Zealand, Singapore, Japan, and China
•
Europe – UK, France, Belgium, Netherlands, Germany, Switzerland, Sweden, and Romania

•
Middle East – UAE, Qatar, and Saudi Arabia
•
Infosys has been recognized as the largest IT employer in Karnataka at the Invest Karnataka 2025 Summit.
•
Infosys has been ranked in the Top 3 IT services brands in the world for the fourth year in a row by Brand Finance; Fastest CAGR in brand value, in IT services industry, over 5 years, in its Global 500 2025 report.
•
Infosys has been honored with multiple awards at 'The Asset ESG Corporate Awards 2024'. Categories include the 'Platinum Award for Excellence’, 'Best Investor Relations Team', 'Best Initiative in Environmental Responsibility' and ‘Best Initiative in Diversity and Inclusion’.
•
Infosys has been recognized among India’s Best Workplaces for Women 2024 for the 4th consecutive year.
•
Infosys has been recognized as one of India’s Best Workplaces in Diversity, Equity, Inclusion & Belonging 2024.
•
Infosys has been recognized as one of the Best Companies for Women in 2024 by Avtar and Seramount, for the sixth consecutive time. We have also been featured in the Hall of Fame for featuring for 5+ years in Best Companies.
•
Infosys has been recognized as the Champion of Inclusion in the Most Inclusive Companies Index 2024 by Avtar and Seramount for the fifth year.
•
Infosys has been awarded the Sustainability Champion of the Year Award at the FICCI Young Leaders Awards 2024.
•
Infosys was recognized as one of the “Most Honored” companies, receiving multiple awards at the 2024 All-Asia Executive Team Rankings from Institutional Investor, a leading provider of independent, qualitative feedback, for the investment community. The rankings were based on the opinions of 5,894 investment professionals.
•
Infosys has been awarded the Diversity and Inclusion Employer of the Year at the 2024 Digital Revolution Awards.
•
Infosys’ Investor Relations (IR) function has been recognized one of the top two IR Functions amongst Indian companies in an annual survey conducted by FinanceAsia.
•
Infosys has been placed in the Leadership category in the Indian Corporate Governance Scorecard Assessment undertaken by Institutional Investor Advisory Services (IiAS) for the eighth year in a row.
•
External Rewards and Recognition for WELLNESS
•
Winners of NHRD Welcon 2024 for Holistic Wellness
•
Winners of Winners of Welcon 2024 for Holistic Wellness - The People Matters Total Rewards & Wellbeing Conference 2024 (TRWC) 2024
•
Infosys has been recognized by Association for Talent Development (ATD) Best of the Best list for 2025 – marking it the twelfth time we have received this esteemed award.

•
Infosys Wingspan was honored with the Gold Award for Best Advance in Learning Management Technology (LMT) and a Bronze in the "Best Corporate Learning University" category in the Brandon Hall Technology Excellence Awards 2024.
•
Infosys and three of our managers featured in 100 Great People Manager Studies 2024 conducted by Great Manager Institute in association with Economic Times
•
Infosys won the Company with Great Managers Award 2024 by People Business for the 5th consecutive year. Three Infosys Managers won the Great Manager Awards 2024

Recruitment

As of March 31, 2025, the Group employed 323,578 employees, of which 306,599 were professionals involved in service delivery to the clients, including trainees.

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

During fiscal 2025, we received 4,457,748 employment applications, interviewed 430,080 applicants and extended offers of employment to 83,207 applicants. These statistics do not include our subsidiaries.

Education, Training and Assessment (ETA)

Infosys continues to invest in developing human potential for the organization, and the world at large. We are now experiencing the play of Human + AI in multiple fields, including learning. This technology wave gives us the ability to hyper-personalize learning, at scale, across all our learning offerings. These efforts have helped us garner external accolades from Brandon Hall and ATD Best.

The Foundation Training Program, anchored across India and multiple other countries enables newly onboarded entry-level hires to transform into corporate professionals. Comprising over 45 technology streams, the curriculum has kept pace with the dynamic business requirements and the preferred pedagogical approach of the current generation of talent. Generative AI and prompt engineering courses have been introduced to ensure fresh college graduates are adept in the new skills.

Our Continuous Education Program is aimed at reskilling / upskilling our existing employees with the twin objectives of increasing fulfilment of skilled talents in client projects and enriching their expertise in next- generation digital technologies and methodologies, including Generative AI technologies. We provide online self- learning, instructor-led virtual training opportunities along with in-person classroom training opportunities to our employees. Bridge programs help employees with training and internship opportunities to switch to a new career field, while retaining them within the organization.

Lex, our in-house learning platform, offers over 36,000 curated courses, which includes over 30,000 courses procured from vendor partners both for enterprise consumption and niche communities with specific knowledge requirements. Around 20,000 employees used Lex on weekdays and around 5,000 employees used it on weekends, with an average learning time of 40 minutes.

Infosys Wingspan, our configurable talent transformation platform for clients, is used by several global organizations for their talent transformation programs.

Infosys Springboard, is a program led by a dedicated team of experts collaborating globally with curriculum partners, non-profits, and a global network of leading educational institutions. More than 20,000 courses are available and about 9.2 million learners across the world are actively consuming content on Infosys Springboard.

Leadership development

With AI playing a pivotal role in the next phase of transformation of organizations, the Infosys Leadership Institute (ILI) partnered with Kellogg to bring their highly acclaimed program on AI Applications of Growth to all its leaders. In fiscal 2025, more than 1000 senior leaders of Infosys completed this certification program and most of them also participated in a live discussion with the author of this course, Prof. Mohanbir Sawhney. This includes about 250 women leaders, with many of them also working on AI related projects & initiatives.

ILI strengthened the succession program by broadening its focus to key roles in business and enabling functions, in addition to creating highly personalized development programs for the incumbents and successors in organizational critical positions. The highly successful succession-enabling Constellation program was expanded to include more high potential emerging leaders. Together with a 10-month curated program with Oxford University, the Constellation leaders also commenced work in smaller cross-functional teams on strategic organizational projects, aimed to bolster their enterprise leadership thus preparing them for senior leadership positions.

Broader leadership development and engagement continued, with signature programs like the 10-month Enterprise Leadership program in partnership with multiple universities including Kellogg, Tuck, School of Business, and National University of Singapore Business School and the 6-month long Executive Presence & Presentation program in partnership with The Economist. More than 2000 1x1 leadership advisory discussions were completed by ILI with leaders, focused on their leadership development plan. With more than 97% leaders completing a significant development intervention, Infosys leaders invested 10,500+ leadership learning days equivalent on their development.

Leadership diversity continues to be important for Infosys and the acclaimed ILI IamtheFuture program saw more than 200 women leaders completing a development program addressing critical and differentiating competencies needed for success and growth. About 100 women leaders completed a program with Stanford on Executive Communication, along with 1x1 coaching with an external communication firm. Career conversations were completed for critical and high-potential women leaders across segments and delivery, and over 200 women leaders completed a development coaching conversation with internal leadership advisors.

Our relentless focus on leadership development and engagement continues to set us up well for the future.

Visas

As of March 31, 2025, less than 50% of our employees in the United States held either H-1B visas, which allow the employee to remain in the United States for up to six years as specialty occupation professionals, and L-1 visas, which allow the employee to stay in the United States for up to five years (for specialized knowledge experts) or seven years (for managers and executives).

SHARE OWNERSHIP

The following table sets forth as of May 30, 2025, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from May 30, 2025. Beneficial ownership is determined in accordance with rules of the SEC. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors and executive officers include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 4,154,213,314 equity shares outstanding as of May 30, 2025. Percentage of shareholders representing less than 1% are indicated with ‘*’:

Name beneficially owned	Equity Shares beneficially owned	% of equity Shares
Nandan M. Nilekani(1)	100,461,168	2.42
Salil Parekh	1,379,460	0.03
Bobby Parikh(2)	6,887	'*'
Inderpreet Sawhney(3)	190,007	'*'
Shaji Mathew(4)	265,114	0.01
Jayesh Sanghrajka(5)	108,054	'*'
Total (all directors and executive officers)	102,410,690	2.46

Note: No other material changes subsequently till July 1, 2025.

(1)
Shares beneficially owned by Nandan M. Nilekani include 59,678,006 Equity Shares owned by members of his immediate family. Nandan M. Nilekani disclaims beneficial ownership of such shares.
(2)
Includes 2,754 equity shares jointly held by Bobby Parikh with his spouse as the first holder.
(3)
Includes 5,185 PSUs vested on June 1, 2025 of Inderpreet Sawhney which are yet to be exercised.
(4)
Includes 1,220 PSUs vested on June 1, 2025 of Shaji Mathew which are yet to be exercised.
(5)
Includes 6,876 stock options vested on November 1, 2020 and 2,257 PSUs vested on June 1, 2025 of Jayesh Sanghrajka which are yet to be exercised.

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

Controlled trust holds 96,55,927 and 10,916,829 shares as of March 31, 2025, and March 31, 2024, respectively, under the 2015 Plan, out of which 200,000 equity shares each have been earmarked for welfare activities of the employees as of March 31, 2025, and March 31, 2024.

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

On June 22, 2019, pursuant to approval by the shareholders at our AGM, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative TSR against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance.

The following is the summary of grants made during fiscal 2025, 2024 and 2023 under the 2015 Plan and 2019 Plan:

Particulars	Fiscal 2025	Fiscal 2024	Fiscal 2023
2015 Plan
RSU - Equity settled	2,255,532	5,139,370	2,152,454
RSU - Incentive units (cash settled)	94,050	176,990	92,400

2019 Plan
Equity settled Performance based RSU	3,744,345	4,187,902	3,914,657

Total grants	6,093,927	9,504,262	6,159,511

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

During fiscal 2025, 2024 and 2023, we recorded an employee stock compensation expense of $95 million, $79 million and $64 million, respectively, in the statement of comprehensive income. This comprises of expense pertaining to employee stock compensation of the CEO, other executive officers, and other employees.

The following table gives the details of outstanding RSUs and stock options under the 2019 Plan and 2015 Plan as of March 31, 2025:

	Stock incentives outstanding
	2019 Plan	2015 Plan
RSUs	8,072,635	7,259,464
ESOPs	—	17,554

Grants made under the 2015 Plan have been adjusted for the September 2018 bonus issue.

For additional information on our stock incentive compensation plans, see Note 2.17 Employees’ Stock Options Plans under Item 18 of this Annual Report on Form 20-F.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of May 30, 2025, certain information with respect to beneficial ownership of equity shares held by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of May 30, 2025. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors and officers include equity shares owned by their family members to which such directors and officers disclaim beneficial ownership.

	Class of security	No. of shares beneficially held		% of class of shares	No. of shares beneficially held		% of class of shares	No. of shares beneficially held		% of class of shares
Name of the beneficial owner	Equity	May 30, 2025			March 31, 2024			March 31, 2023
Shareholding of all directors and officers as a group	Equity	102,410,690	(1)	2.46	102,414,321	(2)	2.46	102,037,507	(3)	2.46
Life Insurance Corporation of India	Equity	399,115,154		9.61	385,952,941		9.30	2,982,44,977		7.19

1)
Comprised 102,410,690 shares owned by directors and officers and includes stock options which have vested and yet to be exercised.
(a)
Includes 2,754 Equity shares jointly held by Bobby Parikh with his spouse as the first holder.
(b)
Includes 5,185 PSUs vested on June 1, 2025 of Inderpreet Sawhney.
(c)
Includes 1,220 PSUs vested on June 1, 2025 of Shaji Mathew.
(d)
Includes 6,876 stock options vested on November 1, 2020 and 2,257 PSUs vested on June 1, 2025 of Jayesh Sanghrajka.

The percentage of ownership is calculated on 4,154,213,314 equity shares.

2)
Comprised of 102,414,321 shares owned by directors and officers. The percentage of ownership is calculated on 4,150,867,464 equity shares.
3)
Comprised of 102,037,507 shares owned by directors and officers. The percentage of ownership is calculated on 4,148,560,044 equity shares.

Our ADSs are listed on the NYSE. Each ADS currently represents one equity share of par value ₹5/- per share. ADSs are registered pursuant to Section 12(b) of the Exchange Act and as of May 30, 2025, held by 147,751 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors ("FIIs"), Foreign Portfolio Investors ("FPIs") and Non-Resident Indians ("NRIs"). As of May 30, 2025, 28.65% of our equity shares were held by these FIIs, FPIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs, FPIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

▪
Report of Independent Registered Public Accounting Firm.
▪
Consolidated Balance Sheet as of March 31, 2025, and 2024.
▪
Consolidated statements of comprehensive income for the years ended March 31, 2025, 2024 and 2023.
▪
Consolidated statements of changes in equity for the years ended March 31, 2025, 2024 and 2023.
▪
Consolidated statements of cash flows for the years ended March 31, 2025, 2024 and 2023.
▪
Notes to the consolidated financial statements.

Export revenue

For fiscal 2025, 2024 and 2023, we generated $18,684 million, $18,093 million and $17,734 million, or 96.9%, 97.5% and 97.4% of our total revenues of $19,277 million, $18,562 million and $18,212 million, respectively, from the export of our products and rendering of services outside of India.

Legal proceedings

This information is set forth under Item 4 under the heading “Legal proceedings” and such information is incorporated herein by reference.

Capital allocation policy

The Company’s capital allocation policy effective fiscal 2020 was to pay approximately 85% of the free cash flow* cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any.

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

Dividend Distribution Policy

As per Regulation 43A of the SEBI LODR the top 500 listed companies shall formulate a dividend distribution policy. Accordingly, the policy was adopted to set out the parameters and circumstances that will be taken into account by the Board in determining the distribution of dividend to its shareholders and / or retaining profits earned by the Company. The dividend policy is filed as an exhibit to this Annual Report on Form 20-F. The policy is available on our website: https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx

Refer to Note 2.15 ‘Equity’ in Item 18 of this Annual Report for details on buyback completed and dividend recognized by the Company during the three years ending March 31, 2025.

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

As of May 30, 2025, we had 4,154,213,314 equity shares issued and outstanding. There were 147,751 record holders of ADRs, evidencing 447,425,769 ADSs (each ADS currently represents one equity share). As of May 30, 2025, there were 2,722,130 record holders of our equity shares listed and traded on the Indian stock exchanges.

All translations from Indian rupees to U.S. dollars are based on fixing rate in the city of Mumbai on March 31, 2025 for cable transfers in Indian rupees as published by the FEDAI, which was ₹85.48 per $1.00.

On June 30, 2025, the closing price of equity shares on the BSE was ₹1,601.30 equivalent to $18.67 per equity share and on the NSE was ₹1,601.80 equivalent to $18.68 per equity share based on the exchange rate on that date and on June 30, 2025, the closing price of ADSs on the NYSE was $18.53 per ADS.

The conversion of our equity shares into ADSs is governed by guidelines issued by the RBI.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company vide postal ballot concluded on March 31, 2017, adopted new Articles of Association to bring the same in line with provisions of the Indian Companies Act, 2013, as amended from time to time, (the “Indian Companies Act, 2013”). The Company vide postal ballot concluded on August 22, 2018, altered clause V of the Memorandum of Association to reflect the increase in the Authorized capital for the issue of Bonus shares. The Memorandum and Articles of Association are available on the website of the Company and were filed previously as an exhibit to the Annual Report on Form 20-F and is available under the following links: https://www.sec.gov/Archives/edgar/data/1067491/000106749117000021/exv01w01.htm and https://www.sec.gov/Archives/edgar/data/1067491/000156459019022837/infy-ex12_1403.htm

The corporate legal framework governing the Company as on the date hereof is the notified provisions of the Companies Act, 2013.

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

Our Articles of Association provide that the minimum number of directors shall be three and the maximum number of directors shall be 15 unless approval from shareholders is obtained by a special resolution to appoint more than 15 directors. As of March 31, 2025, we had nine directors. As per the Indian Companies Act, 2013, unless the Articles of Association of a company provide for all directors to retire at every AGM, not less than two-third of the non-independent directors of a public company are liable to retire by rotation and one-third of such directors must retire by rotation, while the remaining two-third may remain on the Board until they resign or are removed. Our Articles of Association require one-third of such of the directors, as are liable to retire by rotation as per the Indian Companies Act, 2013 (excluding independent directors), to retire from office every year, and the directors whose office of directorship has been the longest shall mandatorily retire by rotation. Retiring directors qualify for reappointment. Executive directors are appointed by the shareholders for a maximum period of five years but are eligible for reappointment upon completion of their term. An independent director shall hold office for a term of up to five consecutive years and will be eligible for reappointment on the passing of a special resolution by the shareholders.

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

Our Articles of Association do not require our directors to hold shares of our company to serve on our Board.

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

General

Our authorized share capital is ₹24,000,000,000 (Rupees two thousand four hundred crore only) divided into 4,800,000,000 (four hundred and eighty crore only) equity shares, having a par value of ₹5/- per share. As of March 31, 2025, 4,153,263,455 equity shares were issued, outstanding and fully paid, out of which controlled trust holds 9,655,927 equity shares under the 2015 Plan. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2025, we had 7,277,018 and 8,072,635 options outstanding to purchase equity shares under the 2015 and 2019 Plans, respectively. For the purpose of this Annual Report on Form 20-F, “shareholder” means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position maintained by the depositories.

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

In accordance with section 69 of the Indian Companies Act, 2013, as of March 31, 2023, the Company has created ‘Capital Redemption Reserve’ of $3 million equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings.

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

The Indian Companies Act, 2013 provides that any dividends that remain unpaid or unclaimed after a period of 30 days from the date of declaration of a dividend are to be transferred to a special bank account opened by the company at an approved bank. We transfer any dividends that remain unpaid or unclaimed within seven days from the date of expiry of the 30 days to such account. If any amount in this account has not been claimed by the eligible shareholders within seven years from the date of the transfer, we transfer the unclaimed dividends to an (“IEPF”) established by the Government of India under the provisions of the Indian Companies Act, 2013. After the transfer to this fund, such unclaimed dividends may not be claimed by the shareholders entitled to receive such dividends from the company. Further, according to the Indian Companies Act, 2013, the equity shares in respect of which dividend has not been paid or claimed by the equity shareholders for seven consecutive years or more shall also be transferred to IEPF Authority. Shareholders may note that both the unclaimed dividend and corresponding shares transferred to IEPF including all benefits accruing on such shares, if any, can be claimed back from IEPF following the procedure prescribed in the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended. No claim shall lie in respect thereof with the Company.

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

Meetings of Shareholders

In accordance with the Indian Companies Act, 2013, each company is required to hold an annual general meeting, each year, within 15 months of the previous AGM or within six months of the end of the previous fiscal year, whichever is earlier. However, since our Company forms a part of the top 100 listed entities by market capitalization in India, pursuant to Regulation 44(5) of the SEBI Listing Regulations, the Company is required to hold our annual general meetings within a period of 5 months from the date of closing of each financial year. In certain circumstances a three-month extension may be granted by the Registrar of Companies to hold the AGM. The AGM is generally convened by our Company Secretary pursuant to a resolution of the Board. In addition, the Board may convene an Extraordinary General Meeting of shareholders ("EGM") when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid-up capital carrying voting rights to transact any special business. Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of any general meeting to the shareholders on record, excluding the days of mailing and date of the meeting. The EGM must be held at a place within India. The AGM must be held at our registered office or at such other place within the city in which the registered office is located.

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
•
issue of shares with differential rights as to voting or dividend or otherwise under Section 43 (a)(ii) of the Indian Companies Act, 2013;
•
variation in the rights attached to a class of shares or debentures or other securities as specified under Section 48 of the Indian Companies Act, 2013;
•
buyback of shares;
•
election of a director under Section 151 of the Indian Companies Act, 2013;
•
sale of the whole or substantially the whole of an undertaking of a company as specified under Section 180 (1) (a) of the Indian Companies Act, 2013; and

•
giving loans or extending guarantee or providing security in excess of the limit specified under Section 186 (3) of the Indian Companies Act, 2013.

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

Register of Shareholders, Record Dates, Transfer of Shares

We maintain a register of shareholders held in electronic form through National Securities Depository Limited and the Central Depository Services (India) Limited. To determine which shareholders are entitled to specified shareholder rights such as a dividend or a rights issue, we may close the register of shareholders for a specified period not exceeding 30 days at one time. The date on which this period begins is the record date. The Listing Regulation requires us to give at least three working days’ prior notice (excluding the date of the intimation and the record date) to the public in the prescribed manner before such closure. We may not close the register of shareholders for more than thirty consecutive days at any one time, and in no event for more than forty-five days in a year. The Listing Regulations also prescribe that there should be a time gap of at least five working days between two record dates.

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

Pursuant to Section 59 (4) of the Indian Companies Act, 2013, if a transfer of shares contravenes any of the provisions of the Indian Companies Act, 2013, the Securities Contracts (Regulation) Act, 1956 and Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or any other Indian laws, the National Company Law Tribunal may, on application made by the relevant company, a depository, company, Depositary participant, the holder of securities or the SEBI, direct any company or a Depositary to set right the contravention and to rectify the registers, records of members and / or beneficial owners.

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

Disclosure of Ownership Interest

Section 89 of the Indian Companies Act, 2013 requires holders of record who do not hold beneficial interests in shares of Indian companies to declare to the company certain details, including the nature of the holder’s interest and details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to ₹50,000 and where the failure is a continuing one, further fine of ₹200 for each day that the declaration is not made subject to a maximum of ₹500,000. Beneficial interest in a share includes, directly or indirectly, through any contract, arrangement or otherwise, the right or entitlement of a person alone or together with any other person to: (i) exercise or cause to be exercised any or all of the rights attached to such share; or (ii) receive or participate in any dividend or other distribution in respect of such share. Failure to comply with Section 89 will not affect the obligation of the company to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 89 applies to holders of ADSs of the company, investors who exchange ADSs for the underlying equity shares of the company will be subject to the restrictions of Section 89. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement entered into by such holders, the company and the Depositary.

Declaration of Significant beneficial ownership in the Company

Section 90 of the Indian Companies Act, 2013 requires individual shareholders who acting alone or together, or through one or more persons or trust, including a trust and persons resident outside India, holding beneficial interest of not less than 10% in shares of a company or the right to exercise, or the actual exercising of significant influence or control over the company shall make a declaration to the company, specifying the nature of his interest. The Companies (Significant Beneficial Ownership) Rules, 2018 (as amended from time to time) prescribe the thresholds and applicable rules for identifying a 'significant beneficial owner' and provides for filings and disclosures to be made in the event of change in details. Any person failing to submit the required disclosures is punishable with a minimum fine of fifty thousand rupees which may extend to two lakh rupees. Where the failure is a continuing one, the individual will be levied a further fine which may extend to one thousand rupees for every day after the first during which the failure continues. Further, pursuant to the notification of the Companies (Management and Administration) Second Amendment Rules, 2023 a designated person within the company is now responsible for providing information to the Registrar of Companies with respect to beneficial interest in shares of the company.

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

Company Acquisition of Equity Shares

A company may acquire its own equity shares without seeking the approval of the court or National Company Law Tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act, 2013. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 (Buy-back Regulations). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Indian Companies Act, 2013 and the provisions of the Buy-back Regulations. In order for the ADS holders to participate in a Company’s purchase of its own shares, the ADS holders must have previously taken certain actions in order to withdraw the equity shares underlying the ADSs held by the ADS holders in advance of the record date fixed for the buyback so that they become holders of equity shares on such record date.

There can be no assurance that shares offered by an ADS investor in any buyback of shares by us will be accepted by us. Any conversion of ADS into underlying equity shares and re-conversion of such equity shares into ADS is currently subject to limits of permissible foreign shareholding in the Company. Foreign investment of up to 100% of our share capital is currently permitted by Indian laws. Participation by ADS holders in a buyback is also subject to Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, Circular on framework for issue of Depositary Receipts dated October 10, 2019 read with circular SEBI/HO/MRD2/DCAP/CIR/P/2 dated November 28, 2019, SEBI/HO/MRD/DCAP/CIR/P/2020/190 dated October 01, 2020 and SEBI/HO/MRD2/DCAP/CIR/P/2020/243 dated December 18, 2020 which were subsequently rescinded and replaced by the SEBI master circular for Depositories dated October 6, 2023, read with the SEBI master circular dated December 3, 2023 (“SEBI Master Circulars”) also subject to such approvals, if and to the extent necessary or required from concerned authorities including, but not limited to, approvals from the RBI under Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any. ADS investors are advised to consult their legal advisors for advice prior to participating in any buyback by us, including advice related to any related regulatory approvals and tax issues.

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

Redemption of Equity Shares

Subject to the buyback of shares as set out in the section titled “Company Acquisition of Equity Shares”, under the Indian Companies Act, 2013 equity shares are not redeemable.

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

Where the public shareholding in the target company is reduced to a level below the limit specified in the Securities Contract (Regulation) Rules, 1957 (“SCRR”) read with the Listing Regulations on account of shares being acquired pursuant to an open offer, the acquirer is required to take necessary steps as permitted under SEBI Master Circular SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024 which rescinded SEBI circular

SEBI/HO/CFD/PoD2/P/CIR/2023/120 dated July 11, 2023 and the circular SEBI/HO/CFD/PoD2/P/CIR/2023/18 dated February 3, 2023 to facilitate compliance with the public shareholding threshold within the time prescribed in the SCRR. Pursuant to amendments to the Takeover Code dated December 6, 2021, an acquirer can make an offer for delisting the company if such acquirer declares his intention to do so at the time of making the public announcement of an open offer as well as at the time of making the detailed public statement in accordance with the provisions of the Takeover Code, provided that if the open offer is for an indirect acquisition that is not a deemed direct acquisition under sub-regulation (2) of regulation 5 of the Takeover Code, the declaration of the intent to so delist is required to be made initially only in the detailed public statement. Where the target company fails to get delisted pursuant to such delisting offer, but which results in the shareholding of the acquirer exceeding the maximum permissible non-public shareholding threshold, the acquirer can undertake a further attempt to delist the target company in accordance with the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021 (“Delisting Regulations”) during the period of 12 months from the date of completion of the open offer, subject to the acquirer continuing to exceed the maximum permissible non-public shareholding in the target company. Further, upon failure of the further delisting attempt, the acquirer shall ensure compliance of the minimum public shareholding requirement of the target company under the SCRR within a period of 12 months from the end of the aforesaid period. Subject to the above, if the shareholding of the acquirer exceeds the maximum permissible non-public shareholding in the company pursuant to an open offer, the acquirer will not be eligible to make a voluntary delisting offer under the Delisting Regulations, unless 12 months have elapsed from the date of the completion of offer period.

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

As of March 31, 2025, our public shareholding was approximately at 85.14%.

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

1.
Rule 2(k) of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (as amended from time to time, define “equity instruments” to mean equity shares, convertible debentures, preference shares and share warrants issued by an Indian company. Explanation:(i) Equity shares by an Indian company issued in accordance with the provisions of the Indian Companies Act, 2013 or any other applicable law shall include equity shares that have been partly paid. “Convertible debentures” means fully and mandatorily convertible debentures which are fully paid. “Preference shares” means fully and mandatorily convertible preference shares which are fully paid. Share Warrants are those issued by an Indian company in accordance with the regulations by the SEBI, the Indian Companies Act, 2013 or any other applicable law. Equity instruments can contain an optionality clause subject to a minimum lock-in period of one year or as prescribed for the specific sector, whichever is higher, but without any option or right to exit at an assured price. (ii) Partly paid shares that have been issued to a person resident outside India shall be fully called-up within twelve months of such issue or as may be specified by the RBI from time to time. Twenty- five per cent of the total consideration amount (including share premium, if any) shall be received upfront. (iii) In case of share warrants, at least twenty-five per cent of the consideration shall be received upfront and the balance amount within eighteen months of the issuance of share warrants.

Investment by Foreign Portfolio Investors ("FPI")

Investments by FPIs are governed by the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019 (“FPI Regulations”), the Master Circular issued by SEBI for FPIs, designated depository participants and eligible foreign investors dated May 30, 2024, the Foreign Exchange Management (Non-Debt Instruments) Rules, 2019 ("Non-Debt Rules") and the Foreign Exchange Management (Debt Instruments) Regulations, 2019 (“Debt Instrument Regulations”) from an Indian exchange control perspective. FPIs are required to be registered with the designated depository participant on behalf of SEBI subject to compliance with ‘Know Your Customer’ norms. FPIs can invest only in the permitted securities such as:

a.
shares, debentures and warrants issued by a body corporate, listed or to be listed on a recognized stock exchange in India;
b.
units of schemes launched by mutual funds under Chapter V, VI-A and VI-B of the SEBI (Mutual Funds) Regulations, 1996;
c.
units of schemes floated by a Collective Investment Scheme in accordance with the Securities and Exchange Board of India (Collective Investment Schemes) Regulations, 1999;
d.
derivatives traded on a recognized stock exchange;
e.
units of Real Estate Investment Trusts (“REITs”) , Infrastructure Investment Trusts (“InITs”) and Category III Alternative Investment Funds registered with SEBI;
f.
Indian depository receipts;
g.
dated government securities and treasury bills;
h.
non-convertible debentures/bonds issued by an Indian company;
i.
commercial papers issued by an Indian company;
j.
units of domestic mutual funds or Exchange-traded Funds (ETFs) which invest less than or equal to 50 percent in equity;
k.
Security Receipts (SRs) issued by asset reconstruction companies;
l.
debt instruments issued by banks, eligible for inclusion in regulatory capital;
m.
credit enhanced bonds;
n.
Listed non-convertible / redeemable preference shares or debentures issued in terms of Regulation 6 of the Debt Instruments Regulations, 2019;
o.
securitized debt instruments, including any certificate or instrument issued by a special purpose vehicle (SPV) set up for securitization of assets with banks, financial institutions or non-banking financial institutions as originators;
p.
Rupee denominated bonds/ units issued by Infrastructure Debt Funds, provided this will include such instruments issued on or after November 22, 2011, and held by FPIs;
q.
municipal bonds; and

r.
debt securities issued by (i) InvITs and (ii) REITs;
s.
such other instruments specified by SEBI from time to time.

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

The Non-Debt Rules (as amended from time to time) provide that an FPI may purchase equity instruments of a listed Indian company on a recognized stock exchange in India or through public offer or private placement, subject to the individual and aggregate limits and the conditions specified. The transaction involving dealing in securities by a FPI shall be only through stock brokers registered with SEBI. However, under the FPI Regulations, an FPI may deal in securities without a stock broker registered with SEBI in case of (i) transactions in Government securities and such other securities falling under the purview of the RBI carried out in the manner as specified by the RBI; (ii) sale of securities in response to a letter of offer sent by an acquirer in accordance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; (iii) sale of securities in response to an offer made by any promoter or acquirer in accordance with the SEBI (Delisting of Equity Shares) Regulations, 2009; (iv) sale of securities in accordance with the SEBI (Buy-back of Securities) Regulations, 2018; (v) divestment of securities in response to an offer by Indian companies in accordance with Operative Guidelines for Disinvestment of Shares by Indian Companies in the overseas market through issue of American Depository Receipts or Global Depository Receipts as notified by the Government of India from time to time; (vi) any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the Central Government or any State Government; (vii) any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter IX of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018; (viii) transactions in corporate bonds by FPIs; (ix) transactions on the electronic book provider platform of recognized stock exchanges; (x) transactions to receive, hold and sell unlisted securities as referred at Regulation 20(2) of the FPI Regulations and transactions in unlisted securities received through involuntary corporate actions including a scheme of a merger or demerger approved in accordance with the provisions of the Indian Companies Act, 2013 as well as the applicable guidelines issued by SEBI or pursuant to implementation of any resolution plan approved under the Indian Insolvency and Bankruptcy Code, 2016 or in accordance with the guidelines issued by the Government of India or RBI or any other regulator for a scheme of debt resolution, provided that such unlisted holdings of the FPI shall be treated as Foreign Direct Investment; (xi) transactions for transfer of rights entitlements; (xii) purchase or sale transactions of illiquid or suspended or delisted securities by FPIs; (xiii) transactions between registered FPIs, who have a multi investment manager structure with the same beneficial owner and have common Permanent Account Number; and (xiv) any other transaction as may be specified by SEBI.

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

ADSs Issue of securities through the depository receipt mechanism

Issue of securities through the depository receipt mechanism by Indian companies is governed by the Indian Companies Act, 2013, the Companies (Issue of Global Depository Receipts) Rules, 2014 (Depository Receipts Rules) and the Depository Receipts Scheme, 2014 (the “DR Scheme”) and SEBI Master Circular for Depositories dated December 3, 2024.

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

Under the DR Scheme, an Indian company, listed or unlisted, private or public, is permitted to issue or transfer permissible securities to a foreign depository for the purpose of issue of a Depository Receipt (“DR”) if such company has not been specifically prohibited from accessing capital markets or dealing in securities subject to the conditions prescribed therein. However, the SEBI vide its circular dated October 10, 2019 which was subsequently rescinded and replaced by Master Circular for Depositories dated October 6, 2023, read with the Master Circular dated December 3, 2024 (“SEBI Master Circulars”), has restricted the scope of issuance of DRs to Companies incorporated in and listed on a recognized stock exchange in India. Permissible securities as per the SEBI Master Circulars have been defined to mean equity shares and debt securities, which are in dematerialized form and rank pari passu with the securities issued and listed on a Recognized Stock Exchange.

The SEBI Master Circulars have notified a detailed framework for issuance of DRs by a listed Indian company. The framework sets out eligibility requirements as well as certain obligations to be complied with by issuers of DRs. The circular issued on October 1, 2020, on Framework for monitoring of foreign holding in Depository Receipts, requires listed companies to appoint one of the Indian Depository as the "Designated Depository" for the purpose of monitoring of limits in respect of DRs. Further, the Depository Receipts (Amendment) Scheme, 2019 (the “DR Circular”) has also been notified on October 7, 2019, which amends the definition of 'permissible jurisdiction', inter alia, to include the International Financial Services Centre in India.

Previously, under the DR Scheme, companies were only required to comply with eligibility requirements pertaining to prohibition from accessing capital markets or dealing in securities. However, the current framework now prescribes certain additional requirements including not being declared as a willful defaulter or a fugitive economic offender.

In addition to the requirements under the Indian Companies Act, 2013 the SEBI Master Circulars and the DR Scheme, the current framework as under the DR Circular sets out certain additional requirements for issuances of DRs. A permissible holder i.e., holder of DRs (including its beneficial owner) excludes an Indian and a Non – Resident Indian, which is over and above the requirements of the DR Scheme. However, in case of issue of DRs to NRIs pursuant to share based employee benefit schemes which are implemented by a company in terms of SEBI (Share Based Employee Benefits) Regulations 2014, a bonus issue and a rights issue, an NRI will not be excluded as a 'permissible holder' of DRs.

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

The summary provided above is based on laws applicable as of March 31, 2025, and is not intended to constitute a complete analysis of all laws applicable to the Company and its securities or a substitute for professional legal advice.

TAXATION

Indian Taxation

General. The following summary is based on the law and practice of the Income Tax Act, 1961 (“the Income Tax Act”) including the special tax regime contained in Sections 115AC and 115ACA of the Income Tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993, as amended (the “Scheme”).

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

Further in case of Indian citizens or a person of Indian origin living abroad visiting India having total income, other than income from foreign source, exceeding Rs. 15 lakhs, the period of stay would be considered at 120 days as against 182 days as provided above. Further such person would be treated at Not Ordinarily Resident (“NOR”) if his stay in India is less than 182 days. In this regard, foreign source has been defined to include income which accrues or arises outside India, except income derived from a business controlled in or a profession set up in India and which is not deemed to accrue or arise in India. Further, this provision shall not apply to a person resident in India.

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

Taxation of Distributions

The Finance Act 2020 has replaced Dividend Distribution Tax (“DDT”) with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In the light of the above changes under the Income Tax Act, Company paying dividend to shareholders is required to withhold tax at the applicable rates prescribed under Income Tax Act read along Tax Treaty with respective countries (together with Multilateral Instrument “MLI” as applicable) subject to conditions specified under the Income Tax Act.

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
•
Long-term capital gains realized by a resident from the transfer of the ADSs will be subject to tax at the rate of 10%, as increased by the applicable surcharge and health and education cess. However, as per Finance (No. 2) Act, 2024 such transfer which takes place on or after July 23, 2024, will be taxable at the rate of 12.5%, as increased by the applicable surcharge and health and education cess; short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%, as increased by the applicable surcharge and health and education cess;
•
Long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10% as increased by the applicable surcharge and health and education cess. However, as per Finance (No. 2) Act, 2024 such transfer which takes place on or after July 23, 2024, will be taxable at the rate of 12.5%, as increased by the applicable surcharge and health and education cess; and short-term capital gains on such a transfer will be taxed at the rate of tax applicable to the seller;

•
The Finance Act, 2018 has amended the Income Tax Act to provide that Long Term Capital Gain exceeding ₹100,000 arising from sale of equity shares in a company or a unit of an equity-oriented fund or a unit of a business trust will be taxable at a rate of 10%, subject to Securities Transaction Tax, or STT (described below) is paid both at the time of purchase and sale of such shares (or a unit of an equity-oriented fund or a unit of a business trust) and will not get the benefit of indexation. Thus, any transfer carried out after April 1, 2018, would result in Long Term Capital Gains in excess of ₹100,000 and will attract tax at the rate of 10%. Further the Finance (No. 2) Act, 2024 has enhanced the limit from ₹100,000 to ₹125,000. Thus, Long term capital gain exceeding ₹125,000 will be taxable at the below rates:

Transfer takes place	Tax Rates
Before July 23, 2024	10%
On or after July 23, 2024	12.5%

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

With respect to assets listed as on January 31, 2018, the FMV would be the highest price quoted on the recognized stock exchange on January 31, 2018. In case there is no trading of the said asset in such stock exchange, the highest price on a day immediately preceding January 31, 2018, shall be considered to be the FMV; and

The Finance (No. 2) Act, 2024 has amended that any Short-term capital gain on sale of equity shares in a company (or a unit of an equity-oriented fund or a unit of a business trust) will be taxable at following rates subject to Securities Transaction Tax, or STT (described below) is paid at the time of sale of such shares (or a unit of an equity-oriented fund or a unit of a business trust)

Transfer takes place	Tax Rates
Before July 23, 2024	15%
On or after July 23, 2024	20%

The applicable rate of surcharge are as follows:

Total Taxable Income Range	For a Domestic Company	For a Foreign Company
More than ₹10,000,000 but not more than ₹100,000,000	7%	2%
More than ₹100,000,000	12%	5%

The taxes and applicable surcharge will be increased by incremental levy known as ‘health and education cess’ at 4%. Securities Transaction Tax (STT): STT is leviable on sale and purchase of equity shares and derivates in a recognised stock exchange. STT is levied as follows:

Type of transaction	Rate of STT	Levied on
Sale of Equity shares (Delivery based)	0.1% of the transaction value of securities	Both Buyer and Seller
Sale of Equity shares (Non-delivery based)	0.025% of the transaction value of the securities	Seller
Sale of option in securities	0.0625% of the option premium	Seller
Sale of option in securities, where option is exercised	0.125% of the Intrinsic value (i.e., settlement price minus strike price)	Buyer
Sale of futures in securities	0.0125% of transaction value	Seller

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

Withholding Tax on Capital Gains. Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be withheld at the source by the buyer. According to section 196C of the Income Tax Act (“the Income Tax Act”), where any income by way of interest or dividends in respect of bonds or global depository receipts referred to in section 115AC of the Income Tax Act or by way of long-term capital gains arising from the transfer of such bonds or global depository receipts is payable to a non-resident, the person responsible for making the payment shall, at the time of credit of such income to the account of the payee or at the time of payment thereof in cash or by the issue of a check or draft or by any other mode, whichever is earlier, deduct income tax thereon at the rate of ten per cent subject to any concession rate of tax provided as per Tax Treaty of respective countries read along with applicable MLI. Further in respect of long-term capital gains arising from transfer of such bonds or global depository receipts on or after July 23, 2024, tax deducted at twelve and one-half per cent subject to any concession rate of tax provided as per Tax Treaty of respective countries read along with applicable MLI. The concessional tax rate benefit as per Tax Treaty would be available subject to providing various Tax forms including Tax Residency certificate by non-resident shareholders. However, as per the provisions of Section 196D (2) of the Income Tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to Foreign Institutional Investors (FPIs) as defined in Section 115AD of the Income Tax Act on the transfer of securities defined in Section 115AD of the Income Tax Act.

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

However, as per Finance (No. 2) Act 2024, the provision of section 115QA of the Income Tax Act shall not be applicable in respect of any buy-back of shares that takes place on or after October 1, 2024 and accordingly the exemption to shareholders under section 10(34A) of the Income tax Act will also not be available. Any consideration received by the shareholders on account of buy-back of shares on or after October 1, 2024 shall be taxable as dividend income under the head of ‘Income from other sources’ and such amount will be liable to withholding of tax at the applicable rates prescribed under Income Tax Act read along with Tax treaty with respective countries (together with MLI as applicable) subject to providing various Tax forms including Tax Residency certificate and electronic Form 10F by non-resident shareholders. For the purposes of computing the capital gain in the hands of shareholders with respect to the shares bought back, consideration received shall be deemed to be NIL in accordance with section 46A of the Income Tax Act, thereby resulting in a capital loss in the hands of the shareholders. Such capital loss shall be eligible for set-off and carry forward as per section 74 of the Income Tax Act.

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
(ii)
The shares which would not be accepted by the Company in a buyback could get reconverted into ADS. As far as taxability of such reconversion is concerned, there are two possible views i.e., whether such reconversion of shares into ADS is a taxable transfer and accordingly would attract capital gains tax or such reconversion of shares into ADS is non-taxable transfer and would not attract capital gains. While there are arguments supporting both the views, the view that such reconversion is not a taxable transfer may be construed to be a better view.

B.
Income tax implications in respect of sale of equity shares on account of buyback, pursuant to conversion of ADS into equity shares:

(i)
Prior to October 1, 2024, all domestic companies are subject to tax on the buyback of shares under section 115QA of the Income tax Act at the rate of 23.296% (including surcharge of 12% and health and education cess of 4%).
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

However, as per Finance (No. 2) Act 2024, the provision of section 115QA of the Income Tax Act shall not be applicable in respect of any buy-back of shares that takes place on or after October 1, 2024 and accordingly the exemption to shareholders under section 10(34A) of the Income tax Act will also not be available. Any consideration received by the shareholders on account of buy-back of shares on or after October 1, 2024 shall be taxable as dividend income under the head of ‘Income from other sources’ and such amount will be liable to withholding of tax at the applicable rates prescribed under Income Tax Act read along with Tax treaty with respective countries (together with MLI as applicable) subject to providing various Tax forms including Tax Residency certificate and electronic Form 10F by non-resident shareholders. For the purposes of computing the capital gain in the hands of shareholders with respect to the shares bought back, consideration received shall be deemed to be NIL in accordance with section 46A of the Income Tax Act, thereby resulting in a capital loss in the hands of the shareholders. Such capital loss shall be eligible for set-off and carry forward as per section 74 of the Income Tax Act.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for fiscal 2025. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:

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

Fees and other payments made by the depositary

During fiscal 2025, expenses aggregating approximately $441,422 were incurred by the Depositary in relation to our ADS program, including approximately:

•
$429,446 towards payment made to proxy processing firms for mailing the notice, proxy card and other interim communications to ADS holders or their brokers including dividend re-investment and transfer fees.
•
$11,976 towards payments made to Ipreo for weekly and monthly Market intelligence ADR Reports.

For the year ended March 31, 2025, the Depositary has made payments to Infosys totaling to approximately $7.33 million (post deduction of withholding tax) which we may use for investor relations activities related to the ADR program, including the production of annual reports and Form 20-F filings, listing fees, road shows, investor targeting, peer analysis, perception studies, postage for mailing annual and interim reports and other communications to ADR holders, broker conferences, analyst events, etc. Under certain circumstances, including termination of our ADS program or removal of our Depositary, we may be required to repay to the Depositary a portion of the amounts reimbursed in prior periods.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2025. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2025.

Our independent registered public accounting firm, Deloitte Haskins & Sells LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Infosys Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Infosys Limited (the “Company”) and subsidiaries (the “Group”) as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2025, of the Group and our report dated July 1, 2025, expressed an unqualified opinion on those consolidated financial statements.

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

July 1, 2025

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

Item 16B. Code of Ethics

On July 18, 2024, our Board adopted the revised Code of Conduct and Ethics which is applicable to all officers, directors and employees, the copy of which is available for downloading free of cost from our website at https://www.infosys.com/investors/corporate-governance/documents/codeofconduct.pdf. The Code of Conduct and Ethics has been filed as an exhibit to the Annual Report on Form 20-F.

Our Whistleblower Policy is posted on our website at https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf.

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of our annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2025 and 2024:

	(Dollars in millions)
Type of Service	Fiscal 2025	Fiscal 2024	Description of Services
(a) Audit Fees	2.7	2.4	Audit and review of financial statements
(b) Audit Related Fees	0.7	0.7	Certificates, testing and other audit related services
(c) Tax Fees	0.3	0.3	Tax returns, filing and advisory services
(d) All Other Fees	0.1	0.2	Other advisory services
Total	3.8	3.6

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

Some of the key differences between the requirements in India as per the currently applicable listing regulations and those as per the NYSE Listing requirements are as follows:

1.
The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (SEBI LODR) mandates that for a company with a non-executive Chairman, such as our Company, at least one-third of the board should be independent directors. On the other hand, NYSE listing requirements specify that a majority of the Board must consist of independent directors. As of March 31, 2025, the Board had nine members, one of whom is an executive director, a non-executive and non-independent Chairman and seven independent directors.

2.
The SEBI LODR requires that two-thirds of the members of the Audit Committee be independent directors while the NYSE Listed Company Manual specifies that all the members of the Audit Committee must be independent directors. Our Audit Committee consists only of independent directors.
3.
The SEBI LODR requires that at least one director shall be a woman director and the board of directors of the top 500 listed entities shall have at least one independent woman director by April 1, 2019. Further SEBI LODR required, effective April 1, 2020, the board of directors of the top 1,000 listed companies shall have at least one independent woman director. Infosys’ Board has two women independent director as of March 31, 2025.
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

Item 16K. Cybersecurity

Infosys Cybersecurity integrates a robust strategy with a comprehensive framework and a strong governance program to ensure optimal protection. The primary objective of Infosys's cybersecurity strategy is to ensure business continuity by minimizing disruptions, besides ensuring continual improvement in the security compliance posture. This is achieved through an effective and continuous threat landscape monitoring system and management of cyber events leveraging advanced tools, technology, processes, and domain expertise. Infosys believes in nurturing a security-first mindset and upholding an effective security culture in the organization, thus complementing its cybersecurity objectives and mitigating enterprise risks. The cybersecurity program is designed to ensure that necessary controls and processes are consistently implemented, monitored, measured, and improved to address cyber risks across all cybersecurity domains. There is a focus on embracing technological innovation, secure by design principles, strengthening the cyber resilient core, and ensuring robust governance.

Risk management and strategy

Infosys maintains an integrated Enterprise Risk Management (ERM) framework that is implemented across the organization by the risk management office. Our ERM framework is developed with reference to the Committee of Sponsoring Organizations (COSO) and the International Organization for Standardization (ISO) 31000 and is tailored to suit our unique business requirements. Our ERM framework is designed to encompass all of the Company’s risks, such as strategic, operational, legal and compliance risks. The ERM function enables the achievement of the Company’s strategic objectives by identifying, analyzing, assessing, mitigating, monitoring, and governing any risks, vulnerabilities, or potential threat to these objectives. While this is the key driver, our values, culture, and commitment to stakeholders – employees, customers, investors, regulatory bodies, partners, and the community around us – are the foundation for our ERM framework. Our efforts to ensure the systematic and proactive identification of risks, and mitigation thereof, enables our organization to boost performance with effective and timely decision-making. Risks to the strategic goals are identified through a mix of top-down and bottom-up approaches and are included in a multi-layer risk register. Infosys’s ERM framework has defined organization-wide risk assessment guidelines and has set up an eight-layer governance structure, covering categories of risks. Risks identified in different functions including cybersecurity risks are presented at appropriate councils in the governance structure. Our ERM framework includes processes to escalate critical risks or cross-functional risks at each level to the next level in the ERM governance structure. ERM is also involved in defining the guidelines for incident management process at Infosys. Cybersecurity is one of the key enterprise risks monitored by the ERM and periodic updates on the risks and mitigations are provided as per the governance structure guidelines.

Infosys Cyber Risk Management (CRM) is a comprehensive program designed to identify, analyze, prioritize, treat, and monitor cyber risks and vulnerabilities across the enterprise. Our cyber risk assessment framework aligns with ISO 31000, ISO 27001, and ISO 27005 standards, in a manner designed to ensure a robust and standardized approach. Our CRM processes are seamlessly integrated with Infosys’s Enterprise Risk Management (ERM) framework, promoting consistency and thoroughness throughout the risk management lifecycle. This integration facilitates cross-functional risk analysis and streamlined reporting to the management. Infosys’s CRM focuses on safeguarding information, information processing assets, and facilities of Infosys and all its subsidiaries, thereby ensuring the continuity of our business operations. Our vulnerability management program is built on a remediation strategy that emphasizes threat-based prioritization, vulnerability aging analysis, and continuous tracking. Additionally, Infosys’s third-party security risk management program is designed to effectively manage potential security risks and vulnerabilities at every stage of supplier engagement. This program incorporates strong governance processes, continuous monitoring of security metrics, threat intelligence tracking, and periodic risk assessments.

Multiple committees and sub-councils, ranging from the board level to the departmental functional level, have been established to ensure focused governance and continuous monitoring of cyber risks across all levels of the organization.

Due to the constantly evolving and increasingly complex nature of cybersecurity risks, timely detection and defense are crucial to bolster our internal risk management processes. In this regard, Infosys collaborates periodically with third-party security consultants. These engagements include cybersecurity maturity assessments, gap analysis, evaluations of security controls and processes, and table-top exercises. These experts, who are well-versed in the latest cyber trends and threat landscapes, provide valuable recommendations and guidance to address and mitigate risks. Observations from these engagements are reviewed with the senior management to determine appropriate actions to address any identified findings.

Governance

Infosys’s cybersecurity program is managed by a dedicated team of seasoned professionals who constitute the Information Security Group (ISG). This program employs a multi-layered defense-in-depth approach, starting with a robust cybersecurity strategy, supported by comprehensive policies, processes, and controls (preventive, detective, and corrective).

Infosys Management plays a vital role in managing material risks from cybersecurity threats. A full time Chief Information Security Officer (CISO) has the overall responsibility for the Infosys cybersecurity program. From driving thought leadership and security culture to enabling enterprise security and improving the security posture, our CISO and his team known as Information Security Group (ISG) are committed to fortifying the cyber security cause. CISO and ISG are responsible for identifying, detecting, assessing, and mitigating potential risks and threats related to information technology systems, network, and data and ensuring that necessary cybersecurity policies, processes and practices are established and implemented. CISO orchestrates close collaboration between multiple teams within the ISG such as the Cyber Defense Centre, Technical Operations, Business Security, and Risk Management, and reviews various areas including the cyber threat landscape, security incidents and risks, cybersecurity metrics, and technology implementations, and helps in making key decisions and strategic improvements.

Infosys has established a Risk Management Committee (RMC) at the Board level, composed exclusively of independent directors. This committee assists the Board in fulfilling its corporate governance responsibilities, particularly in the identification, evaluation, and mitigation of strategic, operational, and external environment risks. The RMC holds overall responsibility for monitoring, evaluating, and approving the Enterprise Risk Management (ERM) framework and associated practices of the company. Under the RMC, the Board has constituted a Cybersecurity Risk Subcommittee (Subcommittee), which includes four independent directors. The Subcommittee's objective is to assess cybersecurity-related risks and evaluate the company's preparedness to mitigate and respond to such risks.

A high-level working group, the Information Security Council (ISC), has been established to govern and oversee the Information Security Management System at Infosys. The ISC serves as the primary governing body for information security at Infosys, focusing on the establishment, direction, and monitoring of the information security governance framework. It reports to both the Operational Risk Council and the Legal & Compliance Risk Council.

The ISC convenes periodically to discuss cybersecurity and other information security matters relevant to the company, ensuring adherence to the information security program. The Cybersecurity Risk Subcommittee receives updates from the company's management regarding cybersecurity matters, meets periodically, and recommends its findings, if any, to the RMC. In exercising its risk oversight, the Board receives periodic updates from the RMC concerning cybersecurity and other information security matters.

At Infosys, our employees operate in a hybrid model. Hence, we continue to remain vigilant about the evolving cybersecurity threat landscape and stay abreast of the latest evolving cybersecurity threats across the global landscape. Infosys is certified against the Information Security Management System (ISMS) Standard ISO 27001:2022. Additionally, we have been attested for SSAE 18 and ISAE 3402 SOC 1 and SOC 2 by an independent audit firm.

During fiscal 2025, we have strengthened our cybersecurity posture through embracing cutting-edge technology, tools and processes. We have also focused on training our cybersecurity personnel, and fostering a security culture of inclusive and collective ownership. We have empowered the developer community with dedicated courses and resource kits, aligning with our broader initiatives to enhance cybersecurity processes, technologies, and overall posture.

As an organization, we continue to review and strengthen our cybersecurity processes and controls across our entire network.

Part III

Item 17. Financial statements

See Item 18.

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the Board of Directors and Shareholders of Infosys Limited

In connection with the March 31, 2025, consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee:

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

Bengaluru, India July 1, 2025	Bobby Parikh Chairperson and Audit Committee Financial Expert	D. Sundaram Member, Audit Committee and Financial Expert	Michael Gibbs Member, Audit Committee	Nitin Paranjpe Member, Audit Committee

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

Deloitte Haskins & Sells LLP have conducted their audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) of the Company's consolidated financial statements for the years ended March 31, 2025, March 31, 2024, and March 31, 2023.

The Board of Directors has appointed an Audit Committee composed of outside directors. The Committee meets with the management, internal auditors, and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters.

Bengaluru, India July 1, 2025	Jayesh Sanghrajka Chief Financial Officer	Salil Parekh Chief Executive officer and Managing Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Infosys Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Infosys Limited (the “Company”) and subsidiaries (the "Group") as of March 31, 2025 and 2024, the related consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows, for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 1, 2025, expressed an unqualified opinion on the Group's internal control over financial reporting.

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

July 1, 2025

We have served as the Company’s auditor since fiscal 2018.

Infosys Limited and subsidiaries

Consolidated Balance Sheet as of March 31,

(Dollars in millions except equity share data)
	Note	2025	2024
ASSETS
Current assets
Cash and cash equivalents	2.1	2,861	1,773
Current investments	2.2	1,460	1,548
Trade receivables		3,645	3,620
Unbilled revenues	2.12	1,503	1,531
Prepayments and other current assets	2.4	1,519	1,473
Income tax assets	2.18	348	767
Derivative financial instruments	2.3	23	10
Total current assets		11,359	10,722
Non-current assets
Property, plant and equipment	2.7	1,497	1,537
Right-of-use assets	2.8	738	786
Goodwill	2.9	1,182	875
Intangible assets	2.9	323	167
Non-current investments	2.2	1,294	1,404
Unbilled revenues	2.12	261	213
Deferred income tax assets	2.18	130	55
Income tax assets	2.18	190	365
Other non-current assets	2.4	445	399
Total non-current assets		6,060	5,801
Total assets		17,419	16,523
LIABILITIES AND EQUITY
Current liabilities
Trade payables		487	474
Lease liabilities	2.8	287	235
Derivative financial instruments	2.3	7	4
Current income tax liabilities	2.18	567	430
Unearned revenues		994	880
Employee benefit obligations		340	314
Provisions	2.6	173	215
Other current liabilities	2.5	2,157	2,099
Total current liabilities		5,012	4,651
Non-current liabilities
Lease liabilities	2.8	675	767
Deferred income tax liabilities	2.18	202	216
Employee benefit obligations		11	11
Other non-current liabilities	2.5	264	273
Total liabilities		6,164	5,918
Equity
Share capital – ₹5/- ($0.16) par value 4,800,000,000 (4,800,000,000) authorized equity shares, issued and outstanding 4,143,607,528 (4,139,950,635) equity shares fully paid up, net of 9,655,927 (10,916,829) treasury shares each as of March 31, 2025 (March 31, 2024), respectively		325	325
Share premium		500	425
Retained earnings		13,766	12,557
Cash flow hedge reserve		(2)	1
Other reserves		1,171	1,623
Capital redemption reserve		24	24
Other components of equity		(4,579)	(4,396)
Total equity attributable to equity holders of the company		11,205	10,559
Non-controlling interests		50	46
Total equity		11,255	10,605
Total liabilities and equity		17,419	16,523
Commitments and contingent liabilities	2.6, 2.7 and 2.18

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income for the years ended March 31,

(Dollars in millions except equity share and per equity share data)
	Note	2025	2024	2023
Revenues	2.11	19,277	18,562	18,212
Cost of sales		13,405	12,975	12,709
Gross profit		5,872	5,587	5,503
Operating expenses:
Selling and marketing expenses		898	842	776
Administrative expenses		903	911	902
Total operating expenses		1,801	1,753	1,678
Operating profit		4,071	3,834	3,825
Other income, net	2.16	425	568	335
Finance cost		49	56	35
Profit before income taxes		4,447	4,346	4,125
Income tax expense	2.18	1,285	1,177	1,142
Net profit		3,162	3,169	2,983
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of the net defined benefit liability / asset, net		(11)	15	4
Equity instruments through other comprehensive income, net	2.2 and 2.18	2	2	(3)
		(9)	17	1
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	2.2 and 2.18	24	17	(30)
Fair value changes on derivatives designated as cash flow hedge, net	2.3 and 2.18	(3)	1	(1)
Exchange differences on translation of foreign operations		(198)	(117)	(697)
		(177)	(99)	(728)
Total other comprehensive income/(loss), net of tax		(186)	(82)	(727)
Total comprehensive income		2,976	3,087	2,256
Profit attributable to:
Owners of the company		3,158	3,167	2,981
Non-controlling interests		4	2	2
		3,162	3,169	2,983
Total comprehensive income attributable to:
Owners of the company		2,972	3,086	2,254
Non-controlling interests		4	1	2
		2,976	3,087	2,256
Earnings per equity share
Basic (in $ per share)	2.19	0.76	0.77	0.71
Diluted (in $ per share)		0.76	0.76	0.71
Weighted average equity shares used in computing earnings per equity share	2.19
Basic (in shares)		4,141,611,738	4,138,568,090	4,180,897,857
Diluted (in shares)		4,152,051,184	4,144,680,425	4,187,731,070

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(Dollars in millions except equity share data)
	Number of Shares (2)	Share capital	Share premium	Retained earnings	Other Reserves	Capital redemption reserve	Cash Flow Hedge Reserve	Other components of equity	Total equity attributable to equity holders of the company	Non- controlling interest	Total equity
Balance as of April 1, 2022	4,193,012,929	328	337	11,672	1,170	21	1	(3,588)	9,941	53	9,994
Impact on adoption of amendment to IAS 37#	—	—	—	(2)	—	—	—	—	(2)	—	(2)
	4,193,012,929	328	337	11,670	1,170	21	1	(3,588)	9,939	53	9,992
Changes in equity for the year ended March 31, 2023
Net Profit	—	—	—	2,981	—	—	—	—	2,981	2	2,983
Remeasurement of the net defined benefit liability/asset, net*	—	—	—	—	—	—	—	4	4	—	4
Equity instruments through other comprehensive income, net* ((Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	(3)	(3)	—	(3)
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Notes 2.3 and 2.18)	—	—	—	—	—	—	(1)	—	(1)	—	(1)
Exchange differences on translation of foreign operations	—	—	—	—	—	—	—	(697)	(697)	—	(697)
Fair value changes on investments, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	(30)	(30)	—	(30)
Total comprehensive income for the period	—	—	—	2,981	—	—	(1)	(726)	2,254	2	2,256
Shares issued on exercise of employee stock options (Refer to note 2.17)	3,801,344	—	4	—	—	—	—	—	4	—	4
Buyback of equity shares (Refer to Note 2.15)**	(60,426,348)	(3)	(41)	(1,350)	—	—	—	—	(1,394)	—	(1,394)
Transaction cost relating to buyback* (Refer to Note 2.15)	—	—	(3)	—	—	—	—	—	(3)	—	(3)
Amount transferred to capital redemption reserve upon buyback (Refer to Note 2.15)	—	—	—	(3)	—	3	—	—	—	—	—
Employee stock compensation expense (Refer to note 2.17)	—	—	63	—	—	—	—	—	63	—	63
Income tax benefit arising on exercise of stock options	—	—	6	—	—	—	—	—	6	—	6
Transferred to other reserves	—	—	—	(380)	380	—	—	—	—	—	—
Transferred from other reserves on utilization	—	—	—	180	(180)	—	—	—	—	—	—
Dividends paid to non controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(3)	(3)
Dividends#	—	—	—	(1,697)	—	—	—	—	(1,697)	—	(1,697)
Balance as of March 31, 2023	4,136,387,925	325	366	11,401	1,370	24	–	(4,314)	9,172	52	9,224

Changes in equity for the year ended March 31, 2024
Net profit	—	—	—	3,167	—	—	—	—	3,167	2	3,169
Remeasurement of the net defined benefit liability/asset, net*	—	—	—	—	—	—	—	15	15	—	15
Equity instruments through other comprehensive income, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	2	2	—	2
Fair value changes on investments, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	17	17	—	17
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Notes 2.3 and 2.18)	—	—	—	—	—	—	1	—	1	—	1
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	(116)	(116)	(1)	(117)
Total comprehensive income for the period	—	—	—	3,167	—	—	1	(82)	3,086	1	3,087
Shares issued on exercise of employee stock options (Refer to Note 2.17)	3,562,710	—	1	—	—	—	—	—	1	—	1
Transfer to other reserves	—	—	—	(357)	357	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	104	(104)	—	—	—	—	—	—
Employee stock compensation expense (Refer to Note 2.17)	—	—	77	—	—	—	—	—	77	—	77
Transfer on account of options not exercised	—	—	(19)	19	—	—	—	—	—	—	—
Dividends paid to non-controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(5)	(5)
Buyback of shares pertaining to non controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(2)	(2)
Dividends (1)	—	—	—	(1,777)	—	—	—	—	(1,777)	—	(1,777)
Balance as of March 31, 2024	4,139,950,635	325	425	12,557	1,623	24	1	(4,396)	10,559	46	10,605
Changes in equity for the year ended March 31, 2025
Net profit	—	—	—	3,158	—	—	—	—	3,158	4	3,162
Remeasurement of the net defined benefit liability/asset, net*	—	—	—	—	—	—	—	(11)	(11)	—	(11)
Equity instruments through other comprehensive income, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	2	2	—	2
Fair value changes on investments, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	24	24	—	24
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Notes 2.3 and 2.18)	—	—	—	—	—	—	(3)	—	(3)	—	(3)
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	(198)	(198)		(198)
Total comprehensive income for the period	—	—	—	3,158	—	—	(3)	(183)	2,972	4	2,976

Shares issued on exercise of employee stock options (Refer to Note 2.17)	3,656,893	—	1	—	—	—	—	—	1	—	1
Transferred on account of options not exercised	—	—	(23)	23	—	—	—	—	—	—	—
Transfer to other reserves	—	—	—	(9)	9	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	104	(104)	—	—	—	—	—	—
Employee stock compensation expense (Refer to Note 2.17)	—	—	93	—	—	—	—	—	93	—	93
Income tax benefit arising on exercise of stock options	—	—	4	—	—	—	—	—	4	—	4
Transferred from other reserves to retained earnings	—	—	—	357	(357)				—	—	—
Dividends (1)	—	—	—	(2,424)	—	—	—	—	(2,424)	—	(2,424)
Balance as of March 31, 2025	4,143,607,528	325	500	13,766	1,171	24	(2)	(4,579)	11,205	50	11,255

* net of taxes

** including tax on buyback $264 million for the years ended March 31, 2023.

# Impact on account of adoption of amendment to IAS 37 Provisions, Contingent Liabilities and Contingents Assets

(1)
net of treasury shares
(2)
excludes treasury shares of 9,655,927 as of March 31, 2025, 10,916,829 as of March 31, 2024, 12,172,119 as of March 31, 2023, and 13,725,712 as of April 1, 2022, held by consolidated trust.

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

(Dollars in millions)
For the years ended March 31,	Note	2025	2024	2023
Operating activities:
Net profit		3,162	3,169	2,983
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.7, 2.8 and 2.9	569	565	524
Interest and dividend income		(139)	(138)	(139)
Finance cost		49	56	35
Income tax expense	2.18	1,285	1,177	1,142
Exchange differences on translation of assets and liabilities, net		9	11	21
Impairment loss recognized/(reversed) under expected credit loss model		6	15	35
Stock compensation expense		95	79	64
Provision for post sale client support		(13)	9	15
Interest receivable on income tax refund		(39)	(234)	—
Other adjustments		99	176	65
Changes in working capital
Trade receivables and unbilled revenues		(209)	(322)	(875)
Prepayments and other assets		(157)	(151)	(404)
Trade payables		21	11	(35)
Unearned revenues		135	21	103
Other liabilities and provisions		140	(182)	407
Cash generated from operations		5,013	4,262	3,941
Income taxes paid (net)	2.18	(662)	(1,114)	(1,088)
Net cash generated by operating activities		4,351	3,148	2,853
Investing activities:
Expenditure on property, plant and equipment and intangibles		(263)	(266)	(319)
Deposits placed with corporation		(145)	(102)	(123)
Redemption of deposits placed with corporation		92	86	94
Interest and dividend received		113	110	120
Payment for acquisition of business, net of cash acquired	2.10	(377)	—	(113)
Payment of contingent consideration pertaining to acquisition of business		—	(12)	—
Payments to acquire Investments
Liquid mutual fund units and fixed maturity plan securities		(8,636)	(7,990)	(8,739)
Target maturity fund units		—	—	(49)
Certificates of deposit		(825)	(1,027)	(1,280)
Quoted debt securities		(383)	(184)	(228)
Commercial paper		(757)	(1,254)	(371)
Other investments		(7)	(2)	(2)
Proceeds on sale of Investments
Liquid mutual fund units and fixed maturity plan securities		8,747	7,818	8,890
Certificates of deposit		791	1,111	1,287
Quoted debt securities		373	203	318
Commercial paper		914	782	284
Equity and preference securities		—	—	12
Other investments		1	3	—
Escrow and other deposits pertaining to Buyback		—	—	(59)
Redemption of escrow and other deposits pertaining to Buyback		—	—	59
Other payments		—	—	(8)
Other receipts		1	16	9
Net cash used in investing activities		(361)	(708)	(218)
Financing activities:
Payment of lease liabilities		(278)	(245)	(151)
Payment of dividends		(2,416)	(1,777)	(1,697)
Payment of dividends to non-controlling interests of subsidiary		—	(5)	(3)
Shares issued on exercise of employee stock options		1	1	4
Payment towards purchase of non-controlling interest		—	(2)	—
Loan repayment of in-tech Holding GmbH (Refer to note 2.10)		(118)	—	—
Other payments		(64)	(88)	(59)
Other receipts		—	—	16
Buyback of equity shares including transaction costs and tax on buyback		—	—	(1,398)
Net cash used in financing activities		(2,875)	(2,116)	(3,288)
Net increase/(decrease) in cash and cash equivalents		1,115	324	(653)
Effect of exchange rate changes on cash and cash equivalents		(27)	(32)	(171)
Cash and cash equivalents at the beginning	2.1	1,773	1,481	2,305
Cash and cash equivalents at the end	2.1	2,861	1,773	1,481
Supplementary information:
Restricted cash balance	2.1	50	42	44

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

The Group's consolidated financial statements are authorized for issue by the Company’s Board of Directors on July 1, 2025.

1.2 Basis of preparation of financial statements

These consolidated financial statements are prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair value and defined benefit liability/(asset) which is recognized at the present value of defined benefit obligation less fair value of plan assets. Accounting policies are consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The material accounting policy information used in preparation of the consolidated financial statements have been discussed in the respective notes.

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

1.6 Recent accounting pronouncements

1.6.1 Standards issued but not yet effective

New and revised IFRS Standards in issue but not yet effective:

Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates	:	Lack of Exchangeability
IFRS 18 Presentation and Disclosures in Financial Statements		Presentation and Disclosures in Financial Statements
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures	:	Amendments to the Classification and Measurement of Financial Instruments
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures	:	Contracts Referencing Nature-dependent Electricity

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

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025, although early adoption is permitted. The Group has evaluated the amendment and the impact is not expected to be material on its consolidated financial statements.

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

The effective date for adoption of these amendments is annual reporting periods beginning on or after January 1, 2026, although early adoption is permitted. The Group is yet to evaluate the impact of these amendments.

On December 18, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, relating to factors an entity is required to consider in assessing the own-use requirements for contracts to buy and take delivery of nature-dependent renewable electricity; hedge accounting treatment for nature-dependent renewable electricity and related disclosures.

The effective date for adoption of these amendments is annual reporting periods beginning on or after January 1, 2026, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)
	As of
	March 31, 2025	March 31, 2024
Cash and bank deposits	2,861	1,773
	2,861	1,773

Cash and cash equivalents as of March 31, 2025, and March 31, 2024, include restricted cash and bank balances of $50 million and $42 million, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2 Investments

The carrying value of investments are as follows:

(Dollars in millions)
	As of
	March 31, 2025	March 31, 2024
Current investments
Amortized cost:
Quoted debt securities	20	—

Fair value through profit and loss:
Liquid mutual funds	229	313

Fair Value through Other comprehensive income:
Quoted debt securities	375	291
Certificates of deposit	410	365
Commercial Paper	426	579
	1,460	1,548
Non-Current investments
Amortized cost:
Quoted debt securities	173	211

Fair value through Other comprehensive income:
Quoted debt securities	1,014	1,093
Quoted equity securities	7	14
Unquoted equity and preference securities	20	11

Fair value through profit and loss:
Target maturity fund units	54	51
Unquoted equity and preference securities	3	—
Others	23	24
	1,294	1,404
Total Investments	2,754	2,952
Investment carried at amortized cost	193	211
Investments carried at fair value through other comprehensive income	2,252	2,353
Investments carried at fair value through profit and loss	309	388

Note: Uncalled capital commitments outstanding as of March 31, 2025, and March 31, 2024, was $14 million and $9 million, respectively.

Refer to Note 2.3 for accounting policies on financial instruments.

Details of amounts recorded in other comprehensive income:

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2025
	Gross	Tax	Net
Quoted debt securities	26	(3)	23
Certificates of deposit and Commercial papers	1	—	1
Equity and preference securities	2	—	2

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2024
	Gross	Tax	Net
Quoted debt securities	19	(2)	17
Equity and preference securities	1	1	2

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2023
	Gross	Tax	Net
Quoted debt securities	(31)	1	(30)
Equity and preference securities	(3)	–	(3)

Method of fair valuation:

(Dollars in millions)
		Fair value
		As of March 31
Class of investment	Method	2025	2024
Liquid mutual funds- carried at Fair value through profit or loss	Quoted price	229	313
Target maturity fund units- carried at Fair value through profit or loss	Quoted price	54	51
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	213	236
Quoted debt securities- carried at Fair value through other comprehensive income	Quoted price and market observable inputs	1,389	1,384
Commercial Paper- carried at Fair value through other comprehensive income	Market observable inputs	426	579
Certificate of deposits- carried at Fair value through other comprehensive income	Market observable inputs	410	365
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	3	—
Unquoted equity and preference securities- carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	20	11
Quoted equity securities - carried at fair value through other comprehensive income	Quoted price	7	14
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	23	24
		2,774	2,977

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

b. Derivative financial instruments

The Group primarily holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

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

(ii) Cash flow hedge

The Group primarily designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

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

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2025, were as follows:

(Dollars in millions)
		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortised cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	2,861	—	—	—	—	2,861	2,861
Investments (Refer to Note 2.2)
Liquid mutual funds	—	—	229	—	—	229	229
Target maturity fund units	—	—	54	—	—	54	54
Quoted debt securities	193	—	—	—	1,389	1,582	1602(1)
Certificates of deposit	—	—	—	—	410	410	410
Commercial Papers	—	—	—	—	426	426	426
Quoted equity securities	—	—	—	7	—	7	7
Unquoted equity and preference securities	—	3	—	20	—	23	23
Unquoted investments others	—	—	23	—	—	23	23
Trade receivables	3,645	—	—	—	—	3,645	3,645
Unbilled revenues (Refer to Note 2.12) (3)	1,195	—	—	—	—	1,195	1,195
Prepayments and other assets (Refer to Note 2.4)	844	—	—	—	—	844	835(2)
Derivative financial instruments	—	—	20	—	3	23	23
Total	8,738	3	326	27	2,228	11,322	11,333
Liabilities:
Trade payables	487	—	—	—	—	487	487
Lease liabilities	962	—	—	—	—	962	962
Derivative financial instruments	—	—	3	—	4	7	7
Financial liability under option arrangements (Refer to Note 2.5)	—	—	77	—	—	77	77
Other liabilities including contingent consideration (Refer to Note 2.5)	1,932	—	3	—	—	1,935	1,935
Total	3,381	—	83	—	4	3,468	3,468

(1)
On account of fair value changes including interest accrued
(2)
Excludes interest accrued on quoted debt securities carried at amortized cost of $9 million
(3)
Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as of March 31, 2024, were as follows:

(Dollars in millions)
		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortised cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	1,773	—	—	—	—	1,773	1,773
Investments (Refer to Note 2.2)
Liquid mutual funds	—	—	313	—	—	313	313
Target maturity fund units	—	—	51	—	—	51	51
Quoted debt securities	211	—	—	—	1,384	1,595	1,620(1)
Certificate of deposit	—	—	—	—	365	365	365
Commercial Papers	—	—	—	—	579	579	579
Quoted equity securities	—	—	—	14	—	14	14
Unquoted equity and preference securities	—	—	—	11	—	11	11
Unquoted investments others	—	—	24	—	—	24	24
Trade receivables	3,620	—	—	—	—	3,620	3,620
Unbilled revenues (Refer to Note 2.12) (3)	1,151	—	—	—	—	1,151	1,151
Prepayments and other assets (Refer to Note 2.4)	694	—	—	—	—	694	684(2)
Derivative financial instruments	—	—	7	—	3	10	10
Total	7,449	—	395	25	2,331	10,200	10,215
Liabilities:
Trade payables	474	—	—	—	—	474	474
Lease liabilities	1,002	—	—	—	—	1,002	1,002
Derivative financial instruments	—	—	4	—	—	4	4
Financial liability under option arrangements (Refer to Note 2.5)	—	—	72	—	—	72	72
Other liabilities including contingent consideration (Refer to Note 2.5)	1,887	—	—	—	—	1,887	1,887
Total	3,363	—	76	—	—	3,439	3,439

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

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2025 is as follows:

(Dollars in millions)
	As of March 31, 2025	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.2)
Investments in liquid mutual fund units	229	229	—	—
Investments in target maturity fund units	54	54	—	—
Investments in quoted debt securities	1,602	1,533	69	—
Investments in certificates of deposit	410	—	410	—
Investments in commercial paper	426	—	426	—
Investments in unquoted equity and preference securities	23	—	—	23
Investments in quoted equity securities	7	7	—	—
Investment in unquoted investments others	23	—	—	23
Others
Derivative financial instruments- gain	23	—	23	—
Liabilities
Derivative financial instruments- loss	7	—	7	—
Financial liability under option arrangements (Refer to Note 2.5)(1)	77	—	—	77
Liability towards contingent consideration (Refer to note 2.5)(2)	3	—	—	3

(1) Discount rate ranges from 9% to 15%

(2) Discount rate - 6%

During fiscal 2025, quoted debt securities of $35 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of $65 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2024 is as follows:

(Dollars in millions)
	As of March 31, 2024	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.2)
Investments in liquid mutual fund units	313	313	—	—
Investments in target maturity fund units	51	51	—	—
Investments in quoted debt securities	1,620	1,580	40	—
Investments in certificates of deposit	365	—	365	—
Investments in commercial paper	579	—	579	—
Investments in unquoted equity and preference securities	11	—	—	11
Investments in quoted equity securities	14	14	—	—
Investment in unquoted investments others	24	—	—	24
Others
Derivative financial instruments- gain	10	—	10	—
Liabilities
Derivative financial instruments- loss	4	—	4	—
Financial liability under option arrangements (Refer to Note 2.5)(1)	72	—	—	72

(1)Discount rate ranges from 9% to 15%

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

Income from financial assets

(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Interest income on financial assets carried at amortized cost	180	128	107
Interest income on financial assets fair valued through other comprehensive income	124	122	119
Gain / (loss) on investments carried at fair value through profit or loss	34	34	18
	338	284	244

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

The following table analyzes foreign currency risk from financial assets and liabilities as of March 31, 2025:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	3,138	1,379	261	159	361	5,298
Net financial liabilities	(1,539)	(440)	(120)	(83)	(253)	(2,435)
Total	1,599	939	141	76	108	2,863

The following table analyzes foreign currency risk from financial assets and liabilities as of March 31, 2024:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	3,133	1,146	258	177	350	5,064
Net financial liabilities	(1,430)	(405)	(85)	(97)	(266)	(2,283)
Total	1,703	741	173	80	84	2,781

For the years ended March 31, 2025, 2024 and 2023, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the Group's incremental operating margins by approximately 0.43%, 0.43% and 0.44%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group primarily holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and options contracts:

	As of
	March 31, 2025		March 31, 2024
	In Million	In $ Million	In Million	In $ Million
Derivatives designated as cash flow hedges

Forward contracts
In Swiss Franc	53	60	—	—
In Euro	—	—	30	32

Option Contracts
In Euro	341	367	236	254
In Australian dollars	93	58	106	69
In United Kingdom Pound Sterling	17	22	35	44
Other derivatives
Forward contracts
In U.S. Dollars	1,284	1,284	1,423	1,423
In Euro	698	753	574	619
In Singapore dollars	133	99	171	125
In United Kingdom Pound Sterling	53	69	86	108
In Swiss Franc	51	58	17	19
In New Zealand dollars	37	21	30	18
In Czech Koruna	176	7	374	16
In Danish Krone	152	22	100	15
In Norwegian Krone	167	16	130	12
In Canadian dollars	—	—	15	11
In Australian dollars	24	15	14	9
In Hungarian Forint	2,000	5	2,500	7
In Hongkong Dollars	40	5	—	—
In Philippine Peso	500	9	—	—
In Chinese Yuan	—	—	43	6
In South African rand	—	—	85	4
Option contracts
In U.S. Dollars	796	796	543	543
In Euro	179	193	100	108
In Australian dollars	11	7	20	13
		3,866		3,455

The Group recognized a net loss of $12 million, net gain of $22 million and net loss of $69 million on derivative financial instruments not designated as cash flow hedges for fiscal 2025, 2024 and 2023, respectively, which are included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)
	As of
	March 31, 2025	March 31, 2024
Not later than one month	1,814	1,304
Later than one month and not later than three months	1,947	1,914
Later than three months and not later than one year	105	237
	3,866	3,455

During fiscal 2025, 2024 and 2023, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve as of March 31, 2025, are expected to occur and reclassified to statement of comprehensive income within three months.

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

The following table provides the reconciliation of cash flow hedge reserve:

(Dollars in millions)
	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023
Gain / (Loss)
Balance at the beginning of the period	1	—	1
Gain / (Loss) recognized in other comprehensive income during the period	(1)	1	12
Amount reclassified to profit or loss during the period	(3)	1	(13)
Tax impact on above	1	(1)	—
Balance at the end of the period	(2)	1	—

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)
	As of
	March 31, 2025		March 31, 2024
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	30	(14)	12	(6)
Amount set off	(7)	7	(2)	2
Net amount presented in balance sheet	23	(7)	10	(4)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $3,645 million and $3,620 million as of March 31, 2025, and March 31, 2024, respectively and unbilled revenue amounting to $1,764 million and $1,744 million as of March 31, 2025 and March 31, 2024, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States of America and Europe. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top five customers and top ten customers:

	(In %)
	Year ended March 31,
	2025	2024	2023
Revenue from top five customers	13.2	13.3	12.7
Revenue from top ten customers	20.5	20.0	20.2

Credit risk exposure

Trade receivables ageing schedule for fiscal 2025 is as follows:

				(Dollars in millions)
		Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade receivables	2,772	879	24	32	9	13	3,729
Less: Allowance for credit loss							84
Total Trade receivables							3,645

Trade receivables ageing schedule for fiscal 2024 is as follows:

				(Dollars in millions)
		Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade receivables	2,707	889	42	53	1	14	3,706
Less: Allowance for credit loss							86
Total Trade receivables							3,620

The allowance for lifetime expected credit loss on customer balances was $13 million, $11 million and $28 million for fiscal 2025, 2024 and 2023, respectively.

Movement in credit loss allowance on customer balance is as follows:

	(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Balance at the beginning	114	117	113
Translation differences	(2)	(2)	(3)
Impairment loss recognized / (reversed), net	13	11	28
Amounts written off	(11)	(12)	(21)
Balance at the end	114	114	117

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

The Group’s credit period generally ranges from 30-75 days.

(Dollars in millions)
	As of
	March 31, 2025	March 31, 2024
Trade receivables	3,645	3,620
Unbilled revenues	1,764	1,744

Days Sales Outstanding (DSO) as of March 31, 2025 and March 31, 2024 was 69 days and 71 days, respectively.

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

As of March 31, 2025, the Group had a working capital of $6,347, million including cash and cash equivalents of $2,861, million and current investments of $1,460 million. As of March 31, 2024, the Group had a working capital of $6,071 million including cash and cash equivalents of $1,773 million and current investments of $1,548 million.

As of March 31, 2025, and March 31, 2024, the outstanding employee benefit obligations were $351 million and $325 million, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

Refer to Note 2.8 for remaining contractual maturities of lease liabilities.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2025:

				(Dollars in millions)
	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	487	—	—	—	487
Financial liability under option arrangements on an undiscounted basis (Refer to Note 2.5)	72	—	17	—	89
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	2	2	—	—	4
Other financial liabilities on an undiscounted basis (Refer to Note 2.5)	1,709	205	17	1	1,932

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2024:

				(Dollars in millions)
	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	474	—	—	—	474
Financial liability under option arrangements on an undiscounted basis (Refer to Note 2.5)	67	—	—	16	83
Other financial liabilities (excluding liabilities towards contingent consideration) on an undiscounted basis (Refer to Note 2.5)	1,657	158	68	8	1,891

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

	(Dollars in millions)
	As of
	March 31, 2025	March 31, 2024
Current
Security deposits(1)	8	9
Loans to employees(1)	29	30
Prepaid expenses (2)	360	399
Interest accrued and not due(1)	99	64
Withholding taxes and others (2)(4)	332	424
Advance payments to vendors for supply of goods (2)	48	43
Deposit with corporation(1)(3)	345	304
Deferred contract cost
Cost of obtaining a contract (2)	40	24
Cost of fulfillment(2)	59	43
Net investment in lease(1)	133	85
Other non-financial assets (2)	11	21
Other financial assets(1)	55	27
Total Current prepayment and other assets	1,519	1,473
Non-current
Loans to employees(1)	2	4
Security deposits(1)	32	31
Deposit with corporation(1)(3)	10	6
Defined benefit plan assets (2)	35	4
Prepaid expenses (2)	33	41
Deferred contract cost
Cost of obtaining a contract (2)	36	16
Cost of fulfillment(2)	103	82
Withholding taxes and others (2)(4)	63	81
Net investment in lease(1)	129	134
Other financial assets(1)	2	-
Total Non-current prepayment and other assets	445	399
Total prepayment and other assets	1,964	1,872
(1)Financial assets carried at amortized cost	844	694

(2)
Non-financial assets
(3)
Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.
(4)
Withholding taxes and others primarily consist of input tax credits and VAT recoverable from tax authorities.

2.5 Other liabilities

Other liabilities comprise the following:

	(Dollars in millions)
	As of
	March 31, 2025	March 31, 2024
Current
Accrued compensation to employees(1)	576	534
Accrued defined benefit liability (3)	1	1
Accrued expenses(1)	991	986
Withholding taxes and others(3)	381	382
Liabilities of controlled trusts (1)	20	25
Liability towards contingent consideration(2)	1	—
Capital creditors(1)	61	37
Financial liability under option arrangements(2)(4)	64	60
Other non-financial liabilities(3)	1	1
Other financial liabilities (1)(5)	61	73
Total Current other liabilities	2,157	2,099
Non-current
Accrued compensation to employees(1)	1	1
Accrued expenses(1)	221	213
Accrued defined benefit liability (3)	14	19
Financial liability under option arrangements(2)(4)	13	12
Liability towards contingent consideration(2)	2	—
Other non-financial liabilities(3)	12	10
Other financial liabilities (1)(5)	1	18
Total Non-current other liabilities	264	273
Total other liabilities	2,421	2,372
(1) Financial liability carried at amortized cost	1,932	1,887
(2) Financial liability carried at fair value through profit or loss	80	72
Financial liability under option arrangements on undiscounted basis	89	83
Financial liability towards contingent consideration on undiscounted basis (Refer to Note 2.10)	4	—

(3) Non-financial liabilities

(4) Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries.

(5) The Group entered into financing arrangements with a third party towards technology assets taken over by the Group from a customer as a part of transformation project which was not considered as distinct goods or services as the control related to those assets was not transferred to the Group in accordance with IFRS 15 - Revenue from contract with customers. As at March 31, 2025 and March 31, 2024, the financial liability pertaining to such arrangements amounts to $8 million and $45 million, respectively.

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance and cost of third party software and hardware.

2.6 Provisions and other contingencies

Accounting policy

2.6.1 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group recognizes a reimbursement asset when, and only when, it is virtually certain that the reimbursement will be received if the Group settles the obligation.

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

Provision for post sales client support and other provisions:

	(Dollars in millions)
	As of
	March 31, 2025	March 31, 2024
Post sales client support and other provisions	155	215
Provision pertaining to settlement (refer to note 2.6.2)	18	—
Total provisions	173	215

Provision for post sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)
Year ended March 31,
2025
Balance at the beginning	215
Translation differences	—
Provision recognized / (reversed)	20
Provision utilized	(80)
Balance at the end	155

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of comprehensive income.

As of March 31, 2025, and March 31, 2024, claims against the Group, not acknowledged as debts (excluding demands from income tax authorities- Refer to Note 2.18), amounted to $119 million (₹1,020 crore) and $95 million (₹789 crore), respectively.

2.6.2 Legal Proceedings

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

From March 6, 2024 through July 25, 2024, six actions were filed in the U.S. District Court for the Northern District of Georgia against McCamish. The actions arise out of the cybersecurity incident at McCamish initially disclosed on November 3, 2023. All six actions have since been consolidated, and the consolidated class action complaint was filed on November 7, 2024, purportedly on behalf of all persons residing in the United States whose personally identifiable information was compromised in the incident, including all who were sent a notice of the incident. On December 20, 2024, the Court granted the parties’ joint motion to stay proceedings pending the parties’ efforts to resolve the lawsuit through mediation. On March 13, 2025, McCamish and the plaintiffs engaged in mediation, resulting in an in-principle agreement that sets forth the terms of a proposed settlement of the class action lawsuits against McCamish, as well as seven class action lawsuits arising out of the incident that have been filed against McCamish’s customers. On May 9, 2025, McCamish and the plaintiffs entered into a definitive settlement agreement, and the plaintiffs moved for preliminary approval of the settlement. Under the settlement terms, McCamish has agreed to pay $17.5 million into a fund to settle these matters. The settlement is subject to preliminary and final court approval. If approved, the settlement will resolve all allegations made in the class action lawsuits without admission of any liability.

McCamish has recorded an accrual of $17.5 million related to the settlement. McCamish has recognized an insurance reimbursement receivable of $17 million which has been offset against the settlement expense of $17.5 million in the Statement of Comprehensive Income. McCamish may incur additional costs including from indemnities or damages/claims, which are indeterminable at this time.

Others

Apart from legal proceedings and claims arising from the McCamish cybersecurity incident, the Group is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Group’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

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

Following are the changes in the carrying value of property, plant and equipment for fiscal 2025:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2024	171	1,411	637	1,032	406	6	3,663
Additions	6	5	30	154	22	—	217
Additions - Business Combination (Refer to Note 2.10)	—	—	1	1	3	—	5
Deletions*	—	(13)	(20)	(75)	(36)	—	(144)
Translation difference	(4)	(32)	(16)	(24)	(9)	—	(85)
Gross carrying value as of March 31, 2025	173	1,371	632	1,088	386	6	3,656
Accumulated depreciation as of April 1, 2024	—	(590)	(498)	(765)	(322)	(5)	(2,180)
Depreciation	—	(52)	(44)	(148)	(35)	—	(279)
Accumulated depreciation on deletions*	—	2	18	73	35	—	128
Translation difference	—	13	13	20	7	—	53
Accumulated depreciation as of March 31, 2025	—	(627)	(511)	(820)	(315)	(5)	(2,278)
Capital work-in-progress as of March 31, 2025							119
Carrying value as of March 31, 2025	173	744	121	268	71	1	1,497
Capital work-in-progress as of April 1, 2024							54
Carrying value as of April 1, 2024	171	821	139	267	84	1	1,537

* During fiscal 2025, certain assets which were not in use having gross book value of $60 million (net book value: Nil), were retired

Following are the changes in the carrying value of property, plant and equipment for fiscal 2024:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2023	174	1,407	625	1,037	409	6	3,658
Additions - Business Combination (Refer to Note 2.10)	—	—	—	—	—	—	—
Additions	—	36	40	112	24	—	212
Deletions*	—	(7)	(19)	(102)	(20)	—	(148)
Translation difference	(3)	(25)	(9)	(15)	(7)	—	(59)
Gross carrying value as of March 31, 2024	171	1,411	637	1,032	406	6	3,663
Accumulated depreciation as of April 1, 2023	—	(552)	(468)	(709)	(300)	(5)	(2,034)
Depreciation	—	(54)	(56)	(167)	(47)	—	(324)
Accumulated depreciation on deletions*	—	7	18	101	19	—	145
Translation difference	—	9	8	10	6	—	33
Accumulated depreciation as of March 31, 2024	—	(590)	(498)	(765)	(322)	(5)	(2,180)
Capital work-in-progress as of March 31, 2024							54
Carrying value as of March 31, 2024	171	821	139	267	84	1	1,537
Capital work-in-progress as of April 1, 2023							55
Carrying value as of April 1, 2023	174	855	157	328	109	1	1,679

* During fiscal 2024, certain assets which were not in use having gross book value of $93 million (net book value: Nil), were retired

Following are the changes in the carrying value of property, plant and equipment for fiscal 2023:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2022	188	1,481	653	1,125	423	6	3,876
Additions - Business Combination (Refer to Note 2.10)	—	—	1	1	—	—	2
Additions	—	42	57	187	62	—	348
Deletions	—	—	(32)	(191)	(45)	—	(268)
Translation difference	(14)	(116)	(54)	(85)	(31)	—	(300)
Gross carrying value as of March 31, 2023	174	1,407	625	1,037	409	6	3,658
Accumulated depreciation as of April 1, 2022	—	(541)	(484)	(796)	(324)	(5)	(2,150)
Depreciation	—	(54)	(58)	(164)	(44)	—	(320)
Accumulated depreciation on deletions	—	—	32	190	44	—	266
Translation difference	—	43	42	61	24	—	170
Accumulated depreciation as of March 31, 2023	—	(552)	(468)	(709)	(300)	(5)	(2,034)
Capital work-in-progress as of March 31, 2023							55
Carrying value as of March 31, 2023	174	855	157	328	109	1	1,679
Capital work-in-progress as of April 1, 2022							67
Carrying value as of April 1, 2022	188	940	169	329	99	1	1,793

* During fiscal 2023, certain assets which were not in use having gross book value of $234 million (net book value: Nil), were retired

The aggregate depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

Repairs and maintenance costs are recognized in the consolidated statement of comprehensive income when incurred.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company was required to transfer its CSR capital assets installed prior to January 2021. Towards this the Company had incorporated a subsidiary ‘Infosys Green Forum’ (IGF) under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022, the Company had completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable. During fiscal 2024, the application filed by IGF for regularization of the provisional registration was rejected and registration cancelled vide order dated March 26, 2024 by Income Tax Commissioner (Exemption). IGF has filed an appeal before Income Tax Tribunal against the order.

The Group had contractual commitments for capital expenditure primarily comprising of commitments for infrastructure facilities and computer equipment aggregating to $109 million and $94 million as of March 31, 2025, and March 31, 2024, respectively.

2.7.1 Capital work-in-Progress

The changes in capital work-in-progress for the year ended March 31, 2025, March 31, 2024 and March 31, 2023 are as follows:

(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Balance at the beginning	35	35	55
Additions	273	213	332
Capitalised	(211)	(212)	(348)
Translation differences	(2)	(1)	(4)
Balance at the end	95	35	35

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

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2025:

(Dollars in millions)
	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2024	72	396	2	316	786
Additions*	—	96	3	155	254
Addition due to Business Combination (Refer to Note 2.10)	—	19	1	—	20
Deletions	—	(28)	(1)	(77)	(106)
Depreciation	(1)	(84)	(1)	(115)	(201)
Translation difference	(1)	(7)	(1)	(6)	(15)
Balance as of March 31, 2025	70	392	3	273	738

* Net of adjustments on account of modifications

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

The following is the break-up of current and non-current lease liabilities:

(Dollars in millions)
	As of
	March 31, 2025	March 31, 2024
Current lease liabilities	287	235
Non-current lease liabilities	675	767
Total	962	1002

The following is the movement in lease liabilities:

(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Balance at the beginning	1,002	1,010	722
Additions	255	265	434
Addition for Business Combination	20	—	—
Finance cost accrued during the period	40	39	30
Deletions	(65)	(53)	(6)
Payment of lease liabilities	(278)	(245)	(152)
Translation difference	(12)	(14)	(18)
Balance at the end	962	1,002	1,010

The table below provides details regarding the contractual maturities of lease liabilities on an undiscounted basis:

(Dollars in millions)
	As of
	March 31, 2025	March 31, 2024
Less than one year	290	258
One to five years	608	734
More than five years	152	119
Total	1,050	1,111

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was $10 million, $12 million and $12 million for fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

Leases not yet commenced to which Group is committed is $21 million for a lease term ranging from 3 years to 5 years.

The following is the movement in the net investment in lease:

(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Balance at the beginning	219	112	17
Additions	120	149	91
Interest income accrued during the period	4	3	1
Others	(3)	—	(1)
Lease receipts	(79)	(48)	—
Translation Differences	1	3	4
Balance at the end	262	219	112

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

Following is a summary of changes in the carrying amount of goodwill:

	(Dollars in millions)
	As of
	March 31, 2025	March 31, 2024
Carrying value at the beginning	875	882
Goodwill on acquisitions during the year (Refer to Note 2.10)	309	—
Translation differences	(2)	(7)
Carrying value at the end	1,182	875

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGUs, which are benefited from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The following table presents the allocation of goodwill to operating segments as of March 31, 2025, and March 31, 2024:

(Dollars in millions)
	As of
Segments	March 31, 2025	March 31, 2024
Financial services	177	177
Retail	112	112
Communication	81	81
Energy, utilities, Resources and Services	156	139
Manufacturing	349	69
Life Sciences	114	114
	989	692
Operating segments without significant goodwill	76	66
Total	1,065	758

The goodwill pertaining to Panaya amounting to $117 million and $117 million as of March 31, 2025, and March 31, 2024, respectively is tested for impairment at the entity level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows.

The key assumptions used for the calculations are as follows:

(in %)
As of
	March 31, 2025	March 31, 2024
Long term growth rate	7-10	7-10
Operating margins	19-21	19-21
Discount rate	13	13

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As of March 31, 2025, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions are unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

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

Following are the changes in the carrying value of acquired intangible assets for fiscal 2025:

			(Dollars in millions)
	Customer related	Software related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2024	304	134	42	94	574
Additions during the period	—	17	—	—	17
Acquisition through business combination (Refer note no. 2.10)	212	—	20	—	232
Deletions	—	—	—	—	—
Translation differences	—	—	(1)	—	(1)
Gross carrying value as of March 31, 2025	516	151	61	94	822
Accumulated amortization as of April 1, 2024	(219)	(93)	(28)	(67)	(407)
Amortization expense #	(62)	(10)	(6)	(13)	(91)
Deletions	—	—	—	—	—
Translation differences	—	—	(1)	—	(1)
Accumulated amortization as of March 31, 2025	(281)	(103)	(35)	(80)	(499)
Carrying value as of March 31, 2025	235	48	26	14	323
Carrying value as of April 1, 2024	85	41	14	27	167
Estimated Useful Life (in years)	1-15	3-10	3-10	3-7
Estimated Remaining Useful Life (in years)	1-9	1-4	1-6	1-3

#During the year ended March 31, 2025, a decline in the revenue estimates led to the carrying value of the customer related intangibles assets recognized on business combination exceeding the estimated recoverable amount. Consequently, the Company has recognized $22 million as the excess of carrying value over the estimated recoverable value for the year ended March 31, 2025.

* Majorly includes intangibles related to vendor relationships

Following are the changes in the carrying value of acquired intangible assets for fiscal 2024:

			(Dollars in millions)
	Customer related	Software related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2023	307	127	42	94	570
Additions during the period	—	9	—	—	9
Translation differences	(3)	(2)	—	—	(5)
Gross carrying value as of March 31, 2024	304	134	42	94	574
Accumulated amortization as of April 1, 2023	(196)	(85)	(24)	(52)	(357)
Amortization expense	(24)	(9)	(4)	(15)	(52)
Translation differences	1	1	—	—	2
Accumulated amortization as of March 31, 2024	(219)	(93)	(28)	(67)	(407)
Carrying value as of March 31, 2024	85	41	14	27	167
Carrying value as of April 1, 2023	111	42	18	42	213
Estimated Useful Life (in years)	1-15	3-10	3-10	3-7
Estimated Remaining Useful Life (in years)	1-10	1-5	1-6	1-4

* Majorly includes intangibles related to vendor relationships

Following are the changes in the carrying value of acquired intangible assets for fiscal 2023:

			(Dollars in millions)
	Customer related	Software related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2022	274	121	40	90	525
Additions during the period	—	8	—	—	8
Acquisition through business combination (Refer Note 2.10)	34	–	3	4	41
Translation differences	(1)	(2)	(1)	–	(4)
Gross carrying value as of March 31, 2023	307	127	42	94	570
Accumulated amortization as of April 1, 2022	(169)	(75)	(19)	(37)	(300)
Amortization expense	(29)	(10)	(6)	(15)	(60)
Translation differences	2	—	1	—	3
Accumulated amortization as of March 31, 2023	(196)	(85)	(24)	(52)	(357)
Carrying value as of March 31, 2023	111	42	18	42	213
Carrying value as of April 1, 2022	105	46	21	53	225
Estimated Useful Life (in years)	1-15	3-10	3-10	3-7
Estimated Remaining Useful Life (in years)	1-11	1-6	1-7	1-5

* Majorly includes intangibles related to vendor relationships

The amortization expense has been included under depreciation and amortization expense under cost of sales in the consolidated statement of comprehensive income.

Research and development expense recognized in the consolidated statement of comprehensive income, for fiscal 2025, 2024 and 2023 was $153 million, $135 million and $129 million, respectively.

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

Acquisitions during the year ended March 31, 2025

InSemi

On May 10, 2024, Infosys Ltd acquired 100% voting interests in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India. This acquisition is expected to strengthen our expertise in semiconductor ecosystem and Engineering R&D services.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

		(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets*	5	—	5
Intangible assets
Customer related	—	7	7
Brand	—	2	2
Deferred tax liabilities on intangible assets	—	(2)	(2)
Total			12
Goodwill			12
Total purchase price			24

(*)Includes cash and cash equivalents acquired of $5 million.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

The purchase consideration of $24 million includes cash of $20 million and contingent consideration with an estimated fair value of $4 million as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 5.9%. The undiscounted value of contingent consideration as of March 31, 2025 was $4 million.

Additionally, this acquisition has retention bonus and management incentive payable to the employees of the acquiree over three years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Bonus and incentives are recognized in employee benefit expenses in the Consolidated Statement of Comprehensive Income over the period of service.

Fair value of trade receivables acquired is $4 million as of acquisition date and as of March 31, 2025 the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of less than a million related to the acquisition have been included under administrative expenses in the Consolidated Statement of Comprehensive Income for the year ended March 31, 2025.

in-tech Holding GmbH

On July 17, 2024, Infosys Germany GmbH wholly owned step-down subsidiary of Infosys Limited acquired 100% voting interests in in-tech Holding GmbH, a leading provider of engineering R&D services headquartered in Germany. This acquisition is expected to strengthen Infosys’ engineering R&D capabilities and reaffirms its continued commitment to global clients to navigate their digital engineering journey.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

		(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Assets(*)	87	—	87
Liabilities	(43)	—	(43)
Intangible Assets
Customer related	—	205	205
Brand	—	18	18
Deferred tax liabilities on intangible assets		(61)	(61)
Goodwill			297
Loan	(118)	—	(118)
Total purchase price			385
Loan repayment			118
Total cash outflow			503

(*) Includes cash and cash equivalents acquired of $23 million.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

The total purchase consideration of $385 million comprises the cash consideration paid to selling shareholders at the acquisition date.

Additionally, this acquisition has retention bonus and management incentive payable to the employees of the acquiree over two to five years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Bonus and incentives are recognized in employee benefit expenses in the Statement of Profit and loss over the period of service.

Fair value of trade receivables acquired is $17 million as of acquisition date and as of March 31, 2025 the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of $1 million related to the acquisition have been included under administrative expenses in the Consolidated Statement of Comprehensive Income for the year ended March 31, 2025.

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

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of $1 million related to the acquisition have been included under administrative expenses in the Consolidated Statement of Comprehensive Income for the year ended March 31, 2023

Proposed acquisitions

On April 17, 2025, Infosys Singapore Pte Ltd., a wholly-owned step down subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the equity share capital of The Missing Link, a leading Cybersecurity service provider headquartered in Australia, for a consideration including earn-outs amounting up to AUD 98 million (approximately $62 million), excluding management incentives, and retention bonus, subject to customary closing adjustments. On April 30, 2025, the company completed its acquisition of The Missing Link.

On April 17, 2025, Infosys Nova Holdings LLC, a wholly-owned step down subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the partnership interests of MRE Consulting Ltd, a leading Energy Consulting company, headquartered in USA, for a consideration including earn-outs amounting up to $36 million, excluding management incentives, and retention bonus , subject to customary closing adjustments. To consummate this transaction, Infosys Nova Holdings LLC has simultaneously incorporated an entity Infosys Energy Consulting Services LLC. On April 30, 2025, the company completed its acquisition of MRE Consulting Ltd.

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

Revenues for fiscal 2025, 2024, and 2023 are as follows:

(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Revenue from software services	18,379	17,549	17,072
Revenue from products and platforms	898	1,013	1,140
Total Revenue from Operations	19,277	18,562	18,212

Products & platforms

The Group also derives revenues from the sale of products and platforms like Finacle – core banking solution, Edge Suite of products, Panaya platform, Stater digital platform and Infosys McCamish – insurance platform.

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

Year ended March 31, 2025, March 31, 2024 and March 31, 2023
			(Dollars in millions)
Particulars	Year ended
	2025	2024	2023
Revenues by Geography*
North America	11,166	11,163	11,262
Europe	5,745	5,105	4,670
India	593	469	478
Rest of the world	1,773	1,825	1,802
Total	19,277	18,562	18,212

*Geographical revenues are based on the domicile of customer

The percentage of revenue from fixed price contracts for each of fiscal 2025, 2024 and 2023 is approximately 54%, 53% and 52%, respectively.

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

During fiscal 2025, 2024 and 2023, the Group recognized revenue of $671 million, $656 million and $669 million, respectively, arising from opening unearned revenue as of April 1, 2024, April 1, 2023, and April 1, 2022.

During fiscal 2025, 2024 and 2023, $579 million, $850 million and $739 million of unbilled revenue pertaining to other fixed price, fixed time frame contracts as of April 1, 2024, April 1, 2023, and April 1, 2022, respectively, has been reclassified to trade receivables upon billing to customers on completion of milestones.

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

The aggregate value of performance obligations that are completely or partially unsatisfied as of March 31, 2025, other than those meeting the exclusion criteria mentioned above, is $12,258 million. Out of this, the Group expects to recognize revenue of around 50% within the next one year and the remaining thereafter. The aggregate value of performance obligations that were completely or partially unsatisfied as of March 31, 2024, was $10,869 million. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.12 Unbilled revenue

		(Dollars in millions)
	As of
	March 31, 2025	March 31, 2024
Unbilled financial asset (1)	1,195	1,151
Unbilled non-financial asset (2)	569	593
	1,764	1,744

(1)
Right to consideration is unconditional and is due only after a passage of time.
(2)
Right to consideration is dependent on completion of contractual milestones.

2.13 Expenses by nature

	(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Employee benefit costs	10,165	9,981	9,729
Depreciation and amortization charges (Refer to Notes 2.7, 2.8 and 2.9)	569	565	524
Travelling costs	224	213	190
Cost of technical sub-contractors	1,530	1,477	1,751
Cost of software packages for own use	292	259	240
Third party items bought for service delivery to clients	1,589	1,372	1,110
Consultancy and professional charges	197	210	210
Communication costs	73	81	89
Repairs and maintenance	183	175	169
Rates and Taxes	41	39	37
Provision for post-sales client support	(13)	9	15
Power and fuel	27	24	22
Commission to non-whole time directors	2	2	2
Branding and marketing expenses	144	122	112
Impairment loss recognized / (reversed) under expected credit loss model	6	15	35
Insurance charges	36	25	22
Contribution towards Corporate Social Responsibility	69	64	58
Others	72	95	72
Total cost of sales, selling and marketing expenses and administrative expenses	15,206	14,728	14,387

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

2.14.1 Gratuity and Pensions

The following table sets out the details of the defined benefit retirement plans and the amounts recognized in the Group's financial statements as of March 31, 2025, and March 31, 2024:

			(Dollars in millions)
	Gratuity		Pension
	As of		As of
	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Change in benefit obligations
Benefit obligations at the beginning	253	216	122	112
Transfer	1	4	—	—
Service cost	40	37	6	6
Interest expense	17	15	2	2
Remeasurements - Actuarial losses / (gains)	12	4	8	3
Past service cost - plan amendments	—	—	—	(4)
Employee contribution	—	—	4	4
Benefits paid	(22)	(19)	(7)	(1)
Translation differences	(7)	(4)	3	—
Benefit obligations at the end	294	253	138	122
Change in plan assets
Fair value of plan assets at the beginning	249	214	119	106
Interest Income	18	15	2	2
Remeasurements – Returns on plan assets excluding amounts included in interest income	2	2	7	2
Employer contribution	77	40	5	6
Employee contribution	—	—	4	4
Benefits paid	(21)	(18)	(7)	(1)
Translation differences	(6)	(4)	3	—
Fair value of plan assets at the end	319	249	133	119
Funded status	25	(4)	(5)	(3)
Defined benefit plan asset	33	2	2	2
Defined benefit plan liability	(8)	(6)	(7)	(5)

Amount for fiscal 2025, 2024 and 2023 recognized in net profit in the statement of comprehensive income comprises the following components:

				(Dollars in millions)
	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2025	2024	2023	2025	2024	2023
Service cost	40	37	34	6	6	5
Net interest on the net defined benefit liability / asset	(1)	—	—	—	—	—
Plan amendments	—	—	—	—	(4)	—
Net cost	39	37	34	6	2	5

Amount for fiscal 2025, 2024 and 2023 recognized in statement of other comprehensive income:

				(Dollars in millions)
	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2025	2024	2023	2025	2024	2023
Re-measurements of the net defined benefit liability / (asset)
Actuarial (gains) / losses	12	4	(9)	8	3	(17)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(2)	(2)	(4)	(7)	(2)	11
Total	10	2	(13)	1	1	(6)

Breakup of actuarial (gains) / losses for fiscal 2025, 2024 and 2023 is as follows:

				(Dollars in millions)
	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2025	2024	2023	2025	2024	2023
(Gain) / loss from change in demographic assumptions	—	—	—	—	—	—
(Gain) / loss from change in financial assumptions	5	1	(8)	5	3	(18)
(Gain) / loss from experience adjustments	7	3	(1)	3	—	1
	12	4	(9)	8	3	(17)

The gratuity and pension cost recognized in the statement of comprehensive income apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost is as follows:

				(Dollars in millions)
	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2025	2024	2023	2025	2024	2023
Cost of sales	35	34	31	6	2	5
Selling and marketing expenses	3	2	2	—	—	—
Administrative expenses	1	1	1	—	—	—
	39	37	34	6	2	5

The weighted-average assumptions used to determine benefit obligations as of March 31, 2025, and March 31, 2024 are set out below:

	Gratuity		Pension
	As of		As of
	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Discount rate	6.5%	7.0%	0.9%-3.7%	1.5-3.4%
Weighted average rate of increase in compensation levels	6.0%	6.0%	1%-3%	1.0%-3.0%
Weighted average duration of defined benefit obligation	5.7 years	5.8 years	13 years	12 years

The weighted-average assumptions used to determine net periodic benefit cost for fiscal 2025, 2024 and 2023 are set out below:

	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2025	2024	2023	2025	2024	2023
Discount rate for the year	7.0%	7.1%	6.5%	1.5%-3.4%	1.8%-3.8%	0.4% - 1.7%
Weighted average rate of increase in compensation levels	6.0%	6.0%	6.0%	1.0%-3.0%	1.0%-3.0%	1.0%-3.0%

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

Actual return on assets (including remeasurements) of the gratuity plan for fiscal 2025, 2024 and 2023 were $20 million, $17 million, and $17 million, respectively, and for the pension plan were $9 million, $4 million and $(10) million, respectively.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as of March 31, 2025, and March 31, 2024, and contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investments are diversified and provide for guaranteed interest rates arrangements.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The table below sets out the details of major plan assets into various categories as of March 31, 2025 and March 31, 2024.

The table below sets out the details of major plan assets related to Pension into various categories as of March 31, 2025 and March 31, 2024:

Particulars	Pension
	As of
	March 31, 2025	March 31, 2024
Equity	34%	34%
Bonds	30%	32%
Real Estate/Property	26%	26%
Cash and Cash Equivalents	1%	1%
Other	9%	7%

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

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

		(Dollars in millions)
Impact from	As of March 31, 2025
	Gratuity	Pension
	1% point increase / decrease	0.5% point increase / decrease
Discount rate	16	6
Weighted average rate of increase in compensation levels	16	1

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation and keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Group expects to contribute $43 million to the gratuity and $5 million to pension during fiscal 2026.

Maturity profile of defined benefit obligation:

(Dollars in millions)
	Gratuity	Pension
Within 1 year	41	8
1 - 2 year	39	8
2 - 3 year	40	8
3 - 4 year	38	9
4 - 5 year	34	9
5 - 10 years	122	40

2.14.2 Superannuation

The Group contributed $61 million, $62 million and $60 million to the superannuation plan during fiscal 2025, 2024 and 2023, respectively, and the same has been recognized in the consolidated statement of comprehensive income under the head employee benefit expense.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Cost of sales	55	56	55
Selling and marketing expenses	4	4	3
Administrative expenses	2	2	2
	61	62	60

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

The following tables set out the funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Group's financial statements as of March 31, 2025, and March 31, 2024:

		(Dollars in millions)
	As of
	March 31, 2025	March 31, 2024
Change in benefit obligations
Benefit obligations at the beginning	1,424	1,281
Service cost	113	106
Employee contribution	199	200
Interest expense	102	92
Actuarial (gains) / loss	26	12
Benefits paid	(204)	(246)
Translation differences	(38)	(21)
Benefit obligations at the end	1,622	1,424
Change in plan assets
Fair value of plan assets at the beginning	1,416	1,239
Interest income	101	89
Remeasurements- Return on plan assets excluding amounts included in interest income	29	28
Employee contribution	199	200
Employer contribution	125	126
Benefits paid	(204)	(246)
Translation differences	(37)	(20)
Fair value of plan assets at the end	1,629	1,416
Funded status surplus/(deficit)	7	(8)
Irrecoverable surplus - effect of asset ceiling	(7)	—
Net defined benefit asset/ (liability)(Refer note 2.5)	—	(8)

Amount for fiscal 2025, 2024 and 2023 recognized in net profit in the statement of comprehensive income comprises the following components:

	(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Service cost	113	106	101
Net interest on the net defined benefit liability / asset	—	3	2
Net provident fund cost	113	109	103

Amount for fiscal 2025, 2024 and 2023 recognized in the consolidated statement of other comprehensive income:

		(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	26	12	(10)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(29)	(28)	23
Irrecoverable surplus - effect of asset ceiling	7
	4	(16)	13

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2025	March 31, 2024
Government of India (GOI) bond yield (1)	6.50%	7.00%
Expected rate of return on plan assets	8.00%	8.20%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.25%	8.25%

(1)
In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post-employment benefit obligations.

The breakup of the plan assets into various categories as of March 31, 2025, and March 31, 2024 are as follows:

	As of
	March 31, 2025	March 31, 2024
Central and State Government bonds	60%	60%
Public sector undertakings and Private sector bonds	28%	30%
Others	12%	10%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

The actuarial valuation of provident fund liability exposes the Group to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As at March 31, 2025 the defined benefit obligation would be affected by approximately $15 million on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Group contributed $156 million, $152 million and $148 million to the provident fund during fiscal 2025, 2024 and 2023, respectively. The same has been recognized in the net profit in the consolidated statement of comprehensive income under the head employee benefit expense.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Cost of sales	141	137	134
Selling and marketing expenses	10	10	9
Administrative expenses	5	5	5
	156	152	148

The provident plans are applicable only to employees drawing a salary in Indian rupees.

2.14.4 Employee benefit costs include:

(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Salaries and bonus (1)	9,903	9,729	9,481
Defined contribution plans	80	81	78
Defined benefit plans	182	171	170
	10,165	9,981	9,729

(1)
Includes stock compensation expense of $95 million, $79 million and $64 million for fiscal 2025, 2024 and 2023, respectively. (Refer to Note 2.17)

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:

(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Cost of sales	9,151	8,998	8,826
Selling and marketing expenses	677	656	598
Administrative expenses	337	327	305
	10,165	9,981	9,729

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

Other components of equity

Other components of equity include currency translation, re-measurement of net defined benefit liability/asset, fair value changes of equity instruments fair valued through other comprehensive income and changes on fair valuation of investments, net of taxes.

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

2.15.4 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of ₹5/- each. 9,655,927 shares and 10,916,829 shares were held by controlled trust, as at March 31, 2025 and March 31, 2024, respectively.

Capital Allocation Policy

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

The following table provides details of per share dividend recognized during fiscal 2025, 2024 and 2023:

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Dividend per Equity Share (₹)
Interim dividend(2)	21.00	18.00	16.50
Final dividend(3)	20.00	17.50	16.00
Special dividend(3)	8.00	-	-
Dividend per Equity Share/ADS ($)(1)
Interim dividend(2)	0.25	0.22	0.20
Final dividend(3)	0.24	0.21	0.21
Special dividend(3)	0.10	-	-

(1)
Converted at the monthly exchange rate in the month of declaration of dividend
(2)
Represents interim dividend for the respective fiscal year
(3)
Represents final dividend and special dividend for the preceding fiscal year

During the year ended March 31, 2025, on account of the final and special dividend for fiscal 2024 and interim dividend for fiscal 2025, the Company has incurred a net cash outflow of approximately $2,416 million (excluding dividend paid on treasury shares). The payouts for dividend during fiscal 2024 and fiscal 2023 were $1,777 million and $1,697 million (excluding dividend paid on treasury shares), respectively.

The Board of Directors in their meeting held on April 17, 2025 recommended a final dividend of ₹22/- per equity share (approximately $0.26 per equity share) for the financial year ended March 31, 2025. The dividend was subject to the approval of shareholders in the AGM of the Company and was subsequently approved by the shareholders at the AGM of the Company held on June 25, 2025 and would result in a net cash outflow of approximately $1,066 million (excluding dividend on treasury shares).

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

Functional currency and presentation currency

The functional currency of Infosys and its Indian subsidiaries and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in U.S. dollars (rounded off to the nearest million) to facilitate the investors’ ability to evaluate Infosys’ performance and financial position in comparison to similar companies domiciled in other geographic locations.

Transactions and translations

Foreign currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are recognized in the consolidated statement of comprehensive income and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

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

Other income consists of the following:

(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Interest income on financial assets carried at amortized cost	180	128	107
Interest income on financial assets fair valued through other comprehensive income	124	122	119
Gain / (loss) on investments carried at fair value through profit or loss	34	34	18
Interest income on income tax refund (1)	41	237	–
Exchange gains / (losses) on forward and options contracts	(24)	12	(80)
Exchange gains / (losses) on translation of other assets and liabilities	55	11	131
Others	15	24	40
	425	568	335

(1)During the year ending March 31, 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest, income (pre-tax) of $38 million along with corresponding tax impact was recognized.

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

Controlled trust holds 9,655,927 and 10,916,829 shares as of March 31, 2025, and March 31, 2024, respectively, under the 2015 Plan out of which 200,000 equity shares have been earmarked for welfare activities of the employees as of March 31, 2025, and March 31, 2024, respectively.

The following is the summary of grants made during fiscal 2025, 2024 and 2023 under the 2015 Plan and 2019 Plan:

	Fiscal 2025	Fiscal 2024	Fiscal 2023
2015 Plan
RSU - Equity settled
KMPs	380,842	494,650	367,479
Employees other than KMPs	1,874,690	4,644,720	1,784,975
	2,255,532	5,139,370	2,152,454

RSU - Incentive units (cash settled)
KMPs	—	—	—
Other employees	94,050	176,990	92,400
	94,050	176,990	92,400
2019 Plan
Equity settled Performance based RSU
KMPs	117,699	139,271	207,893
Employees other than KMPs	3,626,646	4,048,631	3,706,764
	3,744,345	4,187,902	3,914,657

Total grants	6,093,927	9,504,262	6,159,511

Refer to Note 2.20 for details on appointment and resignation of KMPs

Notes on grants to KMP

CEO & MD:

Under the 2015 Plan:

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2025. In accordance with such approval the following grants were made effective May 2, 2024.

- 245,679 performance-based RSUs (Annual performance equity grant) of fair value of ₹34.75 crore (approximately

$4.17 million). These RSUs will vest in line with the employment agreement based on achievement of certain performance targets

- 14,140 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of ₹2 crore (approximately $0.24 million). These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board

- 35,349 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of ₹5 crore (approximately $0.60 million). These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3 crore (approximately $0.35 million) which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 16,204 RSUs was made effective February 1, 2025 for fiscal 2025.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2025, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments. The grant date for this purpose in accordance with IFRS 2, Share based payments is July 1, 2022.

Under the 2019 Plan:

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹10 crore (approximately $1.20 million) for fiscal 2025 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 70,699 performance-based RSU’s were granted effective May 2, 2024.

Other KMP

Under the 2015 Plan:

During the year ended March 31, 2025, based on recommendations of Nomination and Remuneration Committee, the Board approved 69,470 time based RSUs to other KMP under the 2015 plan. Time based RSUs will vest over four years.

Under the 2019 Plan:

During the year ended March 31, 2025, based on recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 47,000 RSUs to other KMPs under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense:

(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Granted to:
KMP*	8	8	6
Employees other than KMP	87	71	58
Total	95	79	64
Cash settled stock compensation expense included in the above	2	2	1

*Includes reversal of employee stock compensation expense on account of resignation / retirement of key managerial personnel.

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2025 is set out below:

	Year ended March 31, 2025
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSUs
Outstanding at the beginning	8,076,058	0.06
Granted	2,255,532	0.06
Exercised	2,080,865	0.06
Forfeited and expired	991,261	0.06
Outstanding at the end	7,259,464	0.06
Exercisable at the end	629,138	0.06
2015 Plan: Stock Options
Outstanding at the beginning	82,050	6.61
Granted	—	-
Exercised	61,672	6.77
Forfeited and expired	2,824	5.90
Outstanding at the end	17,554	5.83
Exercisable at the end	17,554	5.83
2019 Plan: RSUs
Outstanding at the beginning	8,023,855	0.06
Granted	3,744,345	0.06
Exercised	1,514,356	0.06
Forfeited and expired	2,181,209	0.06
Outstanding at the end	8,072,635	0.06
Exercisable at the end	770,321	0.06

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2024 is set out below:

	Year ended March 31, 2024
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSUs
Outstanding at the beginning	5,408,018	0.06
Granted	5,139,370	0.06
Exercised	1,815,025	0.06
Forfeited and expired	656,305	0.06
Outstanding at the end	8,076,058	0.06
Exercisable at the end	831,050	0.06
2015 Plan: Stock Options
Outstanding at the beginning	134,030	6.44
Granted	—	—
Exercised	51,980	6.03
Forfeited and expired	—	—
Outstanding at the end	82,050	6.61
Exercisable at the end	82,050	6.61
2019 Plan: RSUs
Outstanding at the beginning	7,222,038	0.06
Granted	4,187,902	0.06
Exercised	1,695,705	0.06
Forfeited and expired	1,690,380	0.06
Outstanding at the end	8,023,855	0.06
Exercisable at the end	814,798	0.06

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2023 is set out below:

	Year ended March 31, 2023
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSUs
Outstanding at the beginning	6,232,975	0.06
Granted	2,152,454	0.06
Exercised	2,105,904	0.06
Forfeited and expired	871,507	0.06
Outstanding at the end	5,408,018	0.06
Exercisable at the end	787,976	0.06
2015 Plan: Stock Options
Outstanding at the beginning	700,844	7.35
Granted	—	—
Exercised	566,814	7.40
Forfeited and expired	—	—
Outstanding at the end	134,030	6.44
Exercisable at the end	134,030	6.44
2019 Plan: RSUs
Outstanding at the beginning	4,958,938	0.07
Granted	3,914,657	0.06
Exercised	1,128,626	0.06
Forfeited and expired	522,931	0.06
Outstanding at the end	7,222,038	0.06
Exercisable at the end	1,352,150	0.06

During fiscal 2025, 2024 and 2023, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was $18.89, $17.07 and $18.83, respectively.

During fiscal 2025, 2024 and 2023, the weighted average share price of options exercised under the 2019 Plan on the date of exercise was $18.75, $16.39 and $18.75, respectively.

The following table summarizes information about equity settled RSUs and stock options outstanding as of March 31, 2025:

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
American Depositary Share (ADS) and Indian Equity Shares (IES)
0 - 0.06 (RSUs)	8,072,635	1.23	0.06	7,259,464	1.51	0.06
5 - 8 (Stock Options)	—	—	—	17,554	0.58	5.83

The following table summarizes information about equity settled RSUs and stock options outstanding as of March 31, 2024:

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
American Depositary Share (ADS) and Indian Equity Shares (IES)
0 - 0.06 (RSUs)	8,023,855	1.42	0.06	8,076,058	1.77	0.06
5 - 8 (Stock Options)	—	—	—	82,050	1.10	6.61

As of March 31, 2025, and March 31, 2024, 288,384 and 291,795 cash settled options were outstanding, respectively. The carrying value of liability towards cash settled share-based payments was $2 million and $2 million as of March 31, 2025, and March 31, 2024, respectively.

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

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

	For options granted in
	Fiscal 2025- Equity Shares-RSU	Fiscal 2025- ADS- RSU
Weighted average share price (₹) / ($- ADS)	1,808	21.44
Exercise price (₹)/ ($- ADS)	5.00	0.07
Expected volatility (%)	21-26	23-28
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2-3	2-3
Risk-free interest rate (%)	7	4-5
Weighted average fair value as on grant date (₹) / ($- ADS)	1,555	18.20

	For options granted in
	Fiscal 2024- Equity Shares-RSU	Fiscal 2024- ADS- RSU
Weighted average share price (₹) / ($- ADS)	1,588	19.19
Exercise price (₹)/ ($- ADS)	5.00	0.07
Expected volatility (%)	23-31	25-33
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2-3	2-3
Risk-free interest rate (%)	7	4-5
Weighted average fair value as on grant date (₹) / ($- ADS)	1,317	16.27

	For options granted in
	Fiscal 2023- Equity Shares-RSU	Fiscal 2023- ADS- RSU
Weighted average share price (₹) / ($- ADS)	1,525	18.08
Exercise price (₹)/ ($- ADS)	5.00	0.07
Expected volatility (%)	23-32	27-34
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2-3	2-3
Risk-free interest rate (%)	5-7	2-5
Weighted average fair value as on grant date (₹) / ($- ADS)	1,210	13.69

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

Income tax expense in the consolidated statement of comprehensive income comprises:

	(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Current taxes
Domestic taxes	1,089	768	830
Foreign taxes	346	247	323
	1,435	1,015	1,153
Deferred taxes
Domestic taxes	(110)	180	54
Foreign taxes	(40)	(18)	(65)
	(150)	162	(11)
Income tax expense	1,285	1,177	1,142

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

	(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Profit before income taxes	4,447	4,346	4,125
Enacted tax rates in India	25.17%	34.94%	34.94%
Computed expected tax expense	1,119	1,519	1,442
Tax effect due to non-taxable income for Indian tax purposes	—	(363)	(362)
Overseas taxes	131	136	132
Tax provision (reversals)	16	(113)	(13)
Effect of differential tax rates	(9)	(69)	(41)
Effect of exempt non-operating income	(4)	(6)	(6)
Effect of unrecognized deferred tax assets	19	25	14
Effect of non-deductible expenses	33	20	19
Others	(20)	28	(43)
Income tax expense	1,285	1,177	1,142

The applicable Indian corporate statutory tax rate for fiscal 2025 is 25.17%, while for fiscal 2024 and 2023, it is 34.94% each.

Income tax expense for fiscal 2025, 2024 and 2023 includes provisions (net of reversals) of $16 million, reversals (net of provisions) of $113 million, and reversals (net of provisions) $13 million respectively. These reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the year ending March 31, 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result, interest income (pre-tax) of $38 million was recognised and provision for income tax aggregating $21 million was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to $125 million has been reduced from contingent liabilities.

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

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain income tax incentives that the Government of India had provided for export of services from the SEZ units registered under the Special Economics Zones (SEZs) Act, 2005 in the prior years, SEZ units who began to provide services on or after April 1, 2005, are eligible for an income tax deduction of 100% of profits or gains derived from the export of services for the first five years beginning with the assessment year relevant to the previous year in which the SEZ unit begins to provide services and 50% of such profits or gains for a further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961 (Refer to Other Reserves under Note 2.15 Equity).

As a result of these tax incentives, a portion of the Company’s pre-tax income had not been subject to tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $363 million and $362 million, for fiscal 2024 and 2023 respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for each of fiscal 2024 and 2023 was $0.09.

The Taxation Laws (Amendment) Act, 2019 introduced section 115BAA which provides that a domestic company can elect a reduced rate of corporate tax of 22% plus surcharge of 10% and cess of 4% but without the ability to claim of certain deductions, including deduction for SEZ units under section 10AA of the Income Tax Act. For the fiscal 2025, our income tax expense has been recognized by applying the provision of section 115BAA of the Income Tax Act without claim of deduction for SEZ units under section 10AA of the Income Tax Act.

Deferred income tax for fiscal 2025, 2024 and 2023 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2025, Infosys' U.S. branch net assets amounted to approximately $907 million. As of March 31, 2025, the Company has a deferred tax liability for branch profit tax of $31 million (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $1,941 million and $1,292 million as of March 31, 2025, and March 31, 2024, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The Group majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax-free manner.

Deferred income tax assets have not been recognized on accumulated losses of $538 million and $560 million as of March 31, 2025, and March 31, 2024, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses for fiscal 2025:

(Dollars in millions)
Year
2026	25
2027	16
2028	60
2029	80
2030	52
Thereafter	305
Total	538

The following table provides details of expiration of unused tax losses for fiscal 2024:

(Dollars in millions)
Year
2025	2
2026	24
2027	15
2028	56
2029	82
Thereafter	381
Total	560

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2025, and March 31, 2024:

(Dollars in millions)
	As of
	March 31, 2025	March 31, 2024
Income tax assets	538	1,132
Current income tax liabilities	(567)	(430)
Net current income tax assets / (liabilities) at the end	(29)	702

The gross movement in the current income tax assets / (liabilities) for fiscal 2025, 2024 and 2023 is as follows:

	(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Net current income tax assets / (liabilities) at the beginning	702	374	468
Income tax paid (net)	662	1,114	1,088
Current income tax expense	(1,435)	(1,015)	(1,153)
Interest receivable on income tax refund	39	234	—
Income tax on other comprehensive income	2	—	(2)
Income tax benefit arising on exercise of stock options	4	—	6
Tax impact on buyback expenses	—	—	1
Additions through business combination	—	—	(2)
Translation differences	(3)	(5)	(32)
Net current income tax assets / (liabilities) at the end	(29)	702	374

The movement in gross deferred income tax assets / liabilities (before set off) for fiscal 2025 is as follows:

					(Dollars in millions)
	Carrying value as of April 1, 2024	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2025
Deferred income tax assets / (liabilities)
Property, plant and equipment	29	(1)	—	—	—	28
Lease liabilities	24	(5)	—	—	(1)	18
Accrued compensation to employees	7	2	—	—	—	9
Trade receivables	27	(1)	—	—	—	26
Compensated absences	75	9	—	—	(1)	83
Post sales client support	7	1	—	—	—	8
Credits related to branch profits	97	(4)	—	—	—	93
Derivative financial instruments	(2)	(3)	—	1	—	(4)
Intangibles	7	1	—	—	—	8
Intangibles arising on business combinations	(34)	17	(63)	—	—	(80)
Branch profit tax	(129)	5	—	—	—	(124)
SEZ reinvestment reserve	(239)	67	—	—	4	(168)
Interest receivable on income tax refund	(58)	49	—	—	1	(8)
Others	28	13	1	(3)	—	39
Total Deferred income tax assets / (liabilities)	(161)	150	(62)	(2)	3	(72)

The movement in gross deferred income tax assets / liabilities (before set off) for fiscal 2024 is as follows:

					(Dollars in millions)
	Carrying value as of April 1, 2023	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2024
Deferred income tax assets / (liabilities)
Property, plant and equipment	21	9	—	—	(1)	29
Lease liabilities	27	(3)	—	—	—	24
Accrued compensation to employees	8	(1)	—	—	—	7
Trade receivables	32	(5)	—	—	—	27
Compensated absences	70	6	—	—	(1)	75
Post sales client support	30	(23)	—	—	—	7
Credits related to branch profits	87	10	—	—		97
Derivative financial instruments	-	(1)	—	(1)	—	(2)
Intangibles	7	—	—	—	—	7
Intangibles arising on business combinations	(42)	8	-	—	—	(34)
Branch profit tax	(105)	(24)	—	—		(129)
SEZ reinvestment reserve	(164)	(78)	—	—	3	(239)
Interest receivable on income tax refund	-	(58)	—	—	—	(58)
Others	32	(2)	—	(1)	(1)	28
Total Deferred income tax assets / (liabilities)	3	(162)	—	(2)	—	(161)

The movement in gross deferred income tax assets / liabilities (before set off) for fiscal 2023 is as follows:

					(Dollars in millions)
	Carrying value as of April 1, 2022	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2023
Deferred income tax assets / (liabilities)
Property, plant and equipment	21	2	—	—	(2)	21
Lease liabilities	24	6	—	—	(3)	27
Accrued compensation to employees	7	2	—	—	(1)	8
Trade receivables	28	6	—	—	(2)	32
Compensated absences	70	6	—	—	(6)	70
Post sales client support	17	14	—	—	(1)	30
Credits related to branch profits	89	(2)	—	—	—	87
Derivative financial instruments	(3)	3	—	—	—	-
Intangibles	6	1	—	—	—	7
Intangibles arising on business combinations	(41)	9	(10)	—	—	(42)
Branch profit tax	(110)	5	—	—	—	(105)
SEZ reinvestment reserve	(112)	(62)	—	—	10	(164)
Others	11	21	—	—	—	32
Total Deferred income tax assets / (liabilities)	7	11	(10)	—	(5)	3

The deferred income tax assets and liabilities is as follows:

	(Dollars in millions)
	As of
	March 31, 2025	March 31, 2024
Deferred income tax assets after set off	130	55
Deferred income tax liabilities after set off	(202)	(216)

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

As of March 31, 2025, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $226 million (₹1,933 crore).

As of March 31, 2024, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $335 million (₹2,794 crore).

The amount paid to statutory authorities against the tax claims amounted to $491 million (₹4,199 crore) and $1,048 million (₹8,743 crore) as of March 31, 2025 and March 31, 2024, respectively.

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

The following is the computation of basic earnings per equity share

	Year ended March 31,
	2025	2024	2023
Profit attributable to equity holders of the Company (Dollars in millions)	3,158	3,167	2,981
Basic earnings per equity share - weighted average number of equity shares outstanding (1)	4,141,611,738	4,138,568,090	4,180,897,857
Basic earnings per equity share ($)	0.76	0.77	0.71

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2025	2024	2023
Profit attributable to equity holders of the Company (Dollars in millions)	3,158	3,167	2,981
Weighted average number of equity shares outstanding used in computing basic earnings per equity share (1)	4,141,611,738	4,138,568,090	4,180,897,857
Effect of dilutive common equivalent shares - share options outstanding	10,439,446	6,112,335	6,833,213
Weighted average number of equity shares and common equivalent shares outstanding used in computing diluted earnings per equity share -	4,152,051,184	4,144,680,425	4,187,731,070
Diluted earnings per equity share ($)	0.76	0.76	0.71

(1)
excludes treasury shares

For fiscal 2025, 2024 and 2023 there were 13,931, 119,711 and 9,960 respectively, options to purchase equity shares which had an anti-dilutive effect.

2.20 Related party transactions

List of subsidiaries:

		Holding as of
	Country	March 31, 2025	March 31, 2024
Infosys Technologies (China) Co. Limited (Infosys China)(1)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)(1)	Mexico	100%	100%
Infosys Technologies (Sweden) AB (Infosys Sweden)(1)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)(1)	China	100%	100%
EdgeVerve Systems Limited (EdgeVerve)(1)	India	100%	100%
Infosys Austria GmbH(1)	Austria	100%	100%
Skava Systems Private Limited (Skava Systems)(1)(35)	India	—	100%
Infosys Chile SpA(1)	Chile	100%	100%
Infosys Arabia Limited(2)(20)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(1)	Brazil	100%	100%
Infosys Luxembourg S.a.r.l(1)	Luxembourg	100%	100%
Infosys Americas Inc. (Infosys Americas)(1)(23)	U.S.	—	—
Infosys Consulting S.R.L.(2)	Argentina	100%	100%
Infosys Romania S.r.l. (formerly Infosys Consulting S.R.L. (Romania))(1)	Romania	100%	100%
Infosys Limited Bulgaria EOOD(1)	Bulgaria	100%	100%
Infosys Turkey Bilgi Teknolojileri Limited Sirketi(1)	Turkey	100%	100%
Infosys Germany Holding Gmbh(1)	Germany	100%	100%
Infosys Automotive and Mobility GmbH & Co. KG(1)	Germany	100%	100%
Infosys Green Forum(1)	India	100%	100%
Infosys Business Solutions LLC(1)	Qatar	100%	100%
WongDoody Inc. (1)(37)	U.S.	—	100%
IDUNN Information Technology Private Limited (formerly Danske IT and Support Services India Private Limited (“Danske IT”)) (1)(25)	India	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)(1)	U.S.	100%	100%
Infosys Public Services Canada Inc. (11)	Canada	100%	100%
Infosys BPM Limited(1)	India	100%	100%
Infosys BPM UK Limited(3)	U.K.	100%	100%
Infosys (Czech Republic) Limited s.r.o.(3)	Czech Republic	100%	100%
Infosys Poland Sp z.o.o(3)	Poland	100%	100%
Infosys McCamish Systems LLC(3)	U.S.	100%	100%
Portland Group Pty Ltd(3)	Australia	100%	100%
Infosys BPO Americas LLC.(3)	U.S.	100%	100%
Infosys BPM Canada Inc (3)(24)(29)	Canada	—	—
Panaya Inc. (Panaya)(1)	U.S.	100%	100%
Panaya Ltd.(4)	Israel	100%	100%
Panaya Germany GmbH (4)	Germany	100%	100%
Brilliant Basics Holdings Limited (Brilliant Basics)(1)(20)	U.K.	100%	100%

Brilliant Basics Limited (5)(20)	U.K.	100%	100%
Infosys Consulting Holding AG (1)	Switzerland	100%	100%
Infosys Management Consulting Pty Limited(6)	Australia	100%	100%
Infosys Consulting AG(6)	Switzerland	100%	100%
Infosys Consulting GmbH(6)	Germany	100%	100%
Infosys Consulting SAS(6)	France	100%	100%
Infy Consulting B.V.(6)	The Netherlands	100%	100%
Infosys Consulting (Belgium) NV(6)	Belgium	100%	100%
Infy Consulting Company Ltd(6)	U.K.	100%	100%
GuideVision s.r.o.(7)	Czech Republic	100%	100%
GuideVision Deutschland GmbH(8)	Germany	100%	100%
GuideVision Suomi Oy(8)	Finland	100%	100%
GuideVision Magyarország Kft(8)	Hungary	100%	100%
GuideVision Polska Sp. z.o.o(8)	Poland	100%	100%
GuideVision UK Ltd(8)(20)	U.K.	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)(1)	U.S.	100%	100%
Outbox systems Inc. dba Simplus (US)(9)(38)	U.S.	—	100%
Simplus ANZ Pty Ltd.(9)	Australia	100%	100%
Simplus Australia Pty Ltd(10)	Australia	100%	100%
Simplus Philippines, Inc.(9)	Philippines	100%	100%
Kaleidoscope Animations, Inc.(9)(38)	U.S.	—	100%
Kaleidoscope Prototyping LLC(17)(27)	U.S.	—	—
Blue Acorn iCi Inc (formerly Beringer Commerce Inc)(9)(38)	U.S.	—	100%
Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)(1)	Singapore	100%	100%
Infosys Financial Services GmbH. (formerly Panaya GmbH) (12)	Germany	100%	100%
Infosys South Africa (Pty) Ltd(12)	South Africa	100%	100%
Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)(12)	Malaysia	100%	100%
Infosys Middle East FZ LLC (12)	Dubai	100%	100%
Infosys Norway (12)	Norway	100%	100%
Infosys Compaz Pte. Ltd (13)	Singapore	60%	60%
HIPUS Co., Ltd(13)	Japan	81%	81%
Fluido Oy (12)	Finland	100%	100%
Fluido Sweden AB (14)	Sweden	100%	100%
Fluido Norway A/S(14)	Norway	100%	100%
Fluido Denmark A/S(14)	Denmark	100%	100%
Fluido Slovakia s.r.o(14)	Slovakia	100%	100%
Infosys Fluido UK, Ltd.(14)	U.K.	100%	100%
Infosys Fluido Ireland, Ltd.(15)	Ireland	100%	100%
Stater N.V.(13)	The Netherlands	75%	75%
Stater Nederland B.V.(16)	The Netherlands	75%	75%
Stater XXL B.V.(16)	The Netherlands	75%	75%
HypoCasso B.V.(16)	The Netherlands	75%	75%
Stater Participations B.V.(28)	The Netherlands	—	—
Stater Belgium N.V./S.A.(16)(28)	Belgium	75%	75%
Stater Gmbh(16)	Germany	75%	75%
Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”))(12)	Germany	100%	100%
Wongdoody Gmbh (formerly known as oddity GmbH) (18)	Germany	100%	100%
WongDoody (Shanghai) Co. Limited (formerly known as oddity (Shanghai) Co., Ltd.) (19)	China	100%	100%
WongDoody limited (Taipei) (formerly known as oddity Limited (Taipei)) (19)	Taiwan	100%	100%
oddity space GmbH (18)(26)	Germany	—	—
oddity jungle GmbH (18)(26)	Germany	—	—
oddity code GmbH (18)(26)	Germany	—	—
WongDoody d.o.o (formerly known as oddity code d.o.o) (19)(26)	Serbia	100%	100%
oddity waves GmbH (18)(26)	Germany	—	—
oddity group services GmbH (18)(26)	Germany	—	—
BASE life science A/S (12)	Denmark	100%	100%
BASE life science AG (21)	Switzerland	100%	100%
BASE life science GmbH (21)	Germany	100%	100%
BASE life science S.A.S (21)	France	100%	100%
BASE life science Ltd. (21)	U.K.	100%	100%
BASE life science S.r.l. (21)	Italy	100%	100%
Innovisor Inc.(21)	U.S.	100%	100%
BASE life science Inc.(21)	U.S.	100%	100%
BASE life science S.L.(21)	Spain	100%	100%

InSemi Technology Services Private Limited (30)	India	100%	—
Elbrus Labs Private Limited (30)(22)	India	100%	—
Infosys Services (Thailand) Limited (1)(32)	Thailand	100%	—
Infy tech SAS (12)(31)	France	100%	—
in-tech Holding GmbH (33)(39)	Germany	—	—
in-tech GmbH (33)	Germany	100%	—
Friedrich & Wagner Asia Pacific GmbH (33)(39)	Germany	—	—
drivetech Fahrversuch GmbH (33)	Germany	100%	—
ProIT (33)	Romania	100%	—
in-tech Automotive Engineering de R.L. de C.V (33)(20)	Mexico	100%	—
Friedrich Wagner Holding Inc.(33)(20)	U.S.	100%	—
in-tech Automotive Engineering SL (33)	Spain	100%	—
in-tech Automotive Engineering LLC (33)(36)	U.S.	—	—
in-tech Services LLC (33)(36)	U.S.	—	—
in-tech Engineering s.r.o (33)	Czech Republic	100%	—
in-tech Engineering GmbH (33)	Austria	100%	—
in-tech Engineering services S.R.L (33)	Romania	100%	—
in-tech Group Ltd (33)	U.K.	100%	—
In-tech Automotive Engineering Shenyang Co. Ltd (33)	China	100%	—
in-tech Group India Private Ltd (33)	India	—	—
In-tech Automotive Engineering Beijing Co., Ltd (33)	China	100%	—
Blitz 24-893 SE (34)	Germany	100%	—
Infosys Limited SPC (1)(40)	Oman	100%	—
Infosys BPM Netherlands B.V. (3)(41)	The Netherlands	100%	—

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
(9) Wholly-owned subsidiary of Infosys Nova Holdings LLC
(10) Wholly-owned subsidiary of Simplus ANZ Pty Ltd
(11) Wholly-owned subsidiary of Infosys Public Services, Inc.
(12) Wholly-owned subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)
(13) Majority owned and controlled subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)
(14) Wholly-owned subsidiary of Fluido Oy
(15) Wholly-owned subsidiary of Infosys Fluido UK, Ltd.
(16) Wholly-owned subsidiary of Stater N.V
(17) Wholly-owned subsidiary of Kaleidoscope Animations, Inc.
(18) Wholly-owned subsidiary of Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”))
(19)Wholly-owned subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH)
(20) Under liquidation
(21) Wholly-owned subsidiary of BASE life science A/S
(22) Wholly-owned subsidiary of InSemi Technology Services Private Limited
(23) Liquidated effective July 14, 2023
(24)Incorporated on August 11, 2023
(25) On September 1, 2023 Infosys Ltd. acquired 100% of voting interests in IDUNN Information Technology Private Limited (formerly Danske IT and Support Services India Private Limited (“Danske IT”))

(26)On September 29, 2023, oddity space GmbH, oddity waves GmbH, oddity jungle GmbH, oddity group services GmbH and oddity code GmbH merged into WongDoody GmbH and oddity code d.o.o which was formerly a subsidiary of oddity code Gmbh has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH).

(27)Kaleidoscope Prototyping LLC, a Wholly-owned subsidiary of Kaleidoscope Animations is liquidated effective November 1, 2023

(28) On November 24, 2023 Stater Participations B.V (Wholly-owned subsidiary of Stater N.V) merged with Stater N.V and Stater Belgium N.V./S.A which was formerly a wholly owned subsidiary of Stater Participations B.V. became a wholly owned subsidiary of Stater N.V

(29) On March 15, 2024 Infosys BPM Canada Inc., a Wholly-owned subsidiary of Infosys BPM Limited got dissolved.
(30) On May 10, 2024 Infosys Ltd. acquired 100% of voting interests in InSemi Technology Services Private Limited along with its subsidiary Elbrus Labs Private Limited
(31) Incorporated on July 03, 2024
(32) Incorporated on July 26, 2024

(33) On July 17, 2024, Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in in-tech Holding GmbH along with its subsidiary in-tech GmbH along with its six subsidiaries in-tech Automotive Engineering SL, ProIT, in-tech Automotive Engineering de R.L. de C.V, drivetech Fahrversuch GmbH, Friedrich Wagner Holding Inc along with its two subsidiaries (in-tech Automotive Engineering LLC and in-tech Services LLC) and Friedrich & Wagner Asia Pacific GmbH along with its five subsidiaries in-tech engineering s.r.o, in-tech engineering GmbH, in-tech engineering services S.R.L, in-tech Group Ltd along with its subsidiary (in-tech Group India Private Limited) and In-tech Automotive Engineering Shenyang Co., Ltd along with its subsidiary (In-tech Automotive Engineering Beijing Co., Ltd). Subsequently on September 01, 2024 in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited.

(34) On October 17, 2024, Infosys Singapore Pte Ltd. acquired 100% of voting interests in Blitz 24-893 SE
(35) Liquidated effective November 14, 2024
(36) Liquidated effective November 30, 2024
(37) WongDoody Inc, a wholly-owned subsidiary of Infosys limited merged into Infosys Nova Holdings LLC effective January 1, 2025
(38) Kaleidoscope Animations, Blue Acorn iCi Inc and Outbox systems Inc. dba Simplus (US) merged into Infosys Nova Holdings LLC effective January 1,2025
(39) in-tech Holding GmbH and Friedrich & Wagner Asia Pacific GmbH merged into in-tech GmbH effective January 1,2025
(40) Incorporated on December 12, 2024
(41) Incorporated on March 20, 2025

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees’ Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees’ Welfare Trust	India	Controlled Trust
Infosys Employee Benefits Trust	India	Controlled Trust
Infosys Science Foundation	India	Controlled Trust
Infosys Expanded Stock Ownership Trust	India	Controlled Trust
Infosys Foundation(1)	India	Trust jointly controlled by KMPs

(1)
During fiscal 2025 and fiscal 2024, the Group contributed $51 million and $49 million respectively towards CSR.

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

Nitin Paranjpe (appointed as an additional and independent director effective January 1, 2024)

Executive Officers

Jayesh Sanghrajka (appointed as Chief Financial Officer effective April 1, 2024)

Nilanjan Roy (resigned as Chief Financial Officer of the Company effective March 31, 2024)

Inderpreet Sawhney, Chief Legal Officer and Chief Compliance Officer

Shaji Mathew, Chief Human Resources Officer (appointed effective March 22, 2023)

Krishnamurthy Shankar (retired as Group Head - Human Resources and Infosys Leadership Institute effective March 21, 2023)

Mohit Joshi (resigned as President effective March 11, 2023, and was on leave till June 9, 2023 which was his last date with the Company)

Ravi Kumar S (resigned as President effective October 11, 2022)

Transactions with Key Managerial Personnel (KMP)

The table below describes the related party transactions with key management personnel which comprises directors and executive officers under IAS 24:

(Dollars in millions)
	Year ended March 31,
	2025	2024	2023
Salaries and other short term employee benefits to whole-time directors and executive officers(1)(2)	14	14	14
Commission and other benefits to non-executive / independent directors	2	2	2
Total	16	16	16

(1)
Includes employee stock compensation expense of $8 million, $8 million and $6 million for fiscal 2025, 2024 and 2023, respectively, towards key managerial personnel (Refer to Note 2.17).

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

Disclosure of revenue by geographic locations is given in Note 2.11 Revenue from operations.

2.21.1 Business segments

(Dollars in millions)
Year ended March 31, 2025	Financial Services(1)*	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All Other Segments(5)	Total
Revenues	5,342	2,609	2,260	2,568	2,980	1,548	1,400	570	19,277
Identifiable operating expenses	3,059	1,293	1,469	1,406	1,911	897	848	354	11,237
Allocated expenses	971	472	396	441	495	270	237	118	3,400
Segment profit	1,312	844	395	721	574	381	315	98	4,640
Unallocable expenses									569
Operating profit									4,071
Other income, net (Refer to Note 2.16)									425
Finance cost (Refer to Note 2.8)									49
Profit before Income taxes									4,447
Income tax expense									1,285
Net profit									3,162
Depreciation and amortization									569
Non-cash expenses other than depreciation and amortization									—

(Dollars in millions)
Year ended March 31, 2024	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All Other Segments(5)	Total
Revenues	5,093	2,719	2,173	2,417	2,696	1,498	1,391	575	18,562
Identifiable operating expenses	2,993	1,414	1,337	1,309	1,763	874	811	355	10,856
Allocated expenses	973	473	391	444	423	245	230	128	3,307
Segment profit	1,127	832	445	664	510	379	350	92	4,399
Unallocable expenses									565
Operating profit									3,834
Other income, net (Refer to Note 2.16)									568
Finance cost (Refer to Note 2.8)									56
Profit before Income taxes									4,346
Income tax expense									1,177
Net profit									3,169
Depreciation and amortization									565
Non-cash expenses other than depreciation and amortization									—

(Dollars in millions)
Year ended March 31, 2023	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All Other Segments(5)	Total
Revenues	5,434	2,632	2,246	2,300	2,357	1,472	1,251	520	18,212
Identifiable operating expenses	3,103	1,352	1,380	1,231	1,551	864	724	348	10,553
Allocated expenses	985	487	401	430	426	242	209	130	3,310
Segment profit	1,346	793	465	639	380	366	318	42	4,349
Unallocable expenses									524
Operating profit									3,825
Other income, net (Refer to Note 2.16)									335
Finance cost (Refer to Note 2.8)									35
Profit before Income taxes									4,125
Income tax expense									1,142
Net profit									2,983
Depreciation and amortization									524
Non-cash expenses other than depreciation and amortization									—

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

2.21.2 Significant clients

No client individually accounted for more than 10% of the revenues for fiscal 2025, 2024 and 2023.

Item 19. Exhibits

Exhibit number	Description of document
*1.1	Articles of Association of the Registrant, as amended
*********1.2	Memorandum of Association of the Registrant, as amended
***1.3	Certificate of Incorporation of the Registrant, as currently in effect
2.1	Description of Securities Registered Under Section 12 of the Exchange Act
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

******4.2	Registrant’s 2011 RSU Plan
**4.3	Registrant’s 2015 Stock Incentive Compensation Plan
********4.4	Registrant’s Infosys Expanded Stock Ownership Program – 2019
****4.5	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan (P)
***********4.6	Infosys Expanded Stock Ownership Trust Deed
*******4.7	Form of Indemnification Agreement
***********4.10	Form of Employment Agreement with the Chief Executive Officer
4.11	Overview of Executive Leadership Compensation
8.1	List of Subsidiaries
11.1	Code of Conduct for Prohibition of Insider Trading
11.2	Code of Conduct and Ethics
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
****15.1	Registrant’s Specimen Certificate for Equity Shares (P)
15.9	Consent of Independent Registered Public Accounting Firm
15.10	Dividend Distribution Policy
97.1	Compensation Recovery Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 12, 2017.
**	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 18, 2016.
***	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 20, 2015.
****	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 9, 1999.
*****	Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-6 (File No. 001-35754) filed on June 28, 2017.
******	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on August 4, 2014.
*******	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 13, 2013.
********	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on February 28, 2020.
********* **********

Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on June 19, 2019.

Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 29, 2020.

***********	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on June 15, 2023.

(P) - Previously filed on paper form

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Infosys Limited /s/ Inderpreet Sawhney

Inderpreet Sawhney
Date: July 1, 2025	Chief Legal Officer and Chief Compliance Officer