Form 20-F
period 2026-03-31
Infosys Ltd
filed 2026-06-15
CIK 1067491

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2026

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

Not Applicable

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 4,055,591,723 Equity Shares.

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

On March 31, 2026, this exchange rate was ₹94.84 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding off.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 20-F contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements generally relate to future events or our future financial or operating performance and are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. These statements are subject to substantial known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geopolitical situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes particularly in the United States, our Environmental, Social, and Governance (“ESG”) vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, and cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and future tariffs. These and additional factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in the ‘Risk Factors’ section in this Annual Report on Form 20-F. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report on Form 20-F are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law.

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

The rapid growth of AI is reshaping the technology industry and client expectations. Frequent releases of new AI models with unique products and features are compressing innovation cycles, increasing customer expectations and intensifying competition which may increase operational, execution and investment risks for companies operating in the industry. Our long‑term success will depend on how effectively and responsibly we are able to capitalize on these opportunities, while managing the associated risks. The specific risks arising from AI adoption and deployment are addressed in the relevant risk factors below.

I. Risks related to the markets in which we and our clients operate

a.
Spending on technology products and services by our clients and prospective clients fluctuates depending on many factors, including technological advances, geopolitical changes, economic factors, regulatory environment, and changes in tariffs or trade restrictions, fiscal or monetary policies in the markets in which they operate.
b.
An economic slowdown or other factors may affect the economic health of the United States, the United Kingdom, the European Union (“EU”), Australia or various industries from where our revenues are derived.
c.
Changes in immigration laws, their interpretation or enforcement, increase in visa fees, or delays in getting visas in the jurisdictions in which we operate, could result in increased compliance costs, business disruptions, inability to bid for or fulfill projects, enforcement actions or penalties, any of which could adversely affect our business, results of operations and financial condition.

d.
Our clients may be the subject of economic or other sanctions by governments and regulators in key geographies that we operate in, limiting our ability to grow these relationships, and risking increased penalties and exposure of our business to consequential sanctions.
e.
A large part of our revenues is dependent on a limited number of our clients, and the loss of any one of our major clients or large contracts could significantly impact our business.
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
b.
Our investments in or use of AI technologies may not be successful and may present business, financial, legal, and reputational risks.
c.
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
c.
Wage pressures and the hiring of employees and sub-contractors either outside or in India may prevent us from sustaining our competitive advantage and may reduce our profits.
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
b.
Our client contracts are often conditional upon our performance, which, if unsatisfactory due to any reasons, could result in lower revenues than previously anticipated.
c.
Our work with governmental agencies may expose us to additional risks.
d.
Our inability to execute contracts and/or amendments with clients on a timely basis can impact our revenues and profits, causing fluctuations in our reported results.

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
d.
Our reputation may be impacted, and we may incur financial liabilities if privacy breaches and incidents under General Data Protection Regulation (“GDPR”) or other data privacy regulations across the globe are attributed to us or if we are not able to take necessary steps to report such breaches and incidents to regulators and data subjects, wherever applicable, within the stipulated time or if we are unable to respond to data subject requests on timely manner. Further, any claim from our clients for losses suffered by them due to privacy breaches caused by our employees may impact us financially and affect our reputation.
e.
The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms, pandemics, and other disasters.
f.
The safety of our employees, assets and infrastructure may be affected by untoward incidents beyond our control, impacting business continuity or reputation.
g.
Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
h.
Our reputation, access to capital and longer-term financial stability could be at risk if we are unable to meet our stated goals under our ESG 2030 vision.

VII.     Risks related to legislation and regulatory compliance

a.
New and changing regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance efforts and increase our costs of compliance.
b.
The intellectual property (“IP”) laws of India may not give sufficient protection to software and the related IP rights to the same extent as those in the United States. We may be unsuccessful in protecting our IP rights. We may also be subject to third party claims of IP infringement.

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

I.       Risks related to the markets in which we and our clients operate

Spending on technology products and services by our clients and prospective clients fluctuates depending on many factors, including technological advances, geopolitical changes, economic factors, regulatory environment, and changes in tariffs or trade restrictions, fiscal or monetary policies, in the markets in which they operate.

The technology and IT budgets of our clients are frequently impacted by technology disruptions, geopolitical conflicts, economic slowdowns, changes in tariffs and trade restrictions or uncertainties in the markets in which they operate. Resulting reductions in IT spending have in the past adversely impacted, and may in the future adversely impact, our results of operations.

Increased regulations, changes to existing regulations or increased government interventions, including sanctions, tariffs or trade restrictions in the industries in which our clients operate or economic uncertainty due to inflation, geopolitical conflicts and potential global economic slowdown may adversely affect our client’s businesses and may reduce demand for our services or cause us to incur additional costs in our processes or personnel, thereby negatively affecting our business, results of operations and financial condition. For instance, our clients may be subject to more stringent compliance requirements, including industry-specific compliance, privacy and security standards for handling data, which could impact the manner in which we provide our services. Additionally, geopolitical conflicts, including conflicts in the Middle East, Eastern Europe and India - Pakistan, may adversely affect certain of our clients’ operations or cause them to redirect spending toward business continuity, which may reduce their IT spend. A general slowdown in key geographies where our clients operate or depend on for their supply chain may adversely affect our revenues and profitability.

Further, regulators have imposed guidelines for the use of cloud computing services that mandate specific controls or require enterprises in specific sectors (such as financial services, insurance, and aerospace) to obtain regulatory approval prior to outsourcing certain functions. Regulators across the world may regulate evolving technologies such as AI by setting boundaries for regulating their use. Evolving regulatory frameworks may impact revenue and profitability of our technology sector clients who invest in such emerging technologies and anticipate deriving revenue from such emerging technologies. Reduced or delayed IT spending, including due to changes in tariffs and trade may also lead to our clients cancelling ongoing projects with us, requesting pricing discounts, seeking extended payment terms or consolidating the technology service providers that they partner with. In the past such events have adversely impacted our utilization rates, revenue earned per billed person month, competitiveness of our proposals, gross margins and cash flows.

Macroeconomic uncertainties, changes in tariffs and trade restrictions and geopolitical conflicts have in the past, and may in the future, lead to an increase in consumer and wage inflation, energy prices, interest rates, and currency fluctuations thus impacting revenue and profitability of some of our clients. For example, some of our clients shut down their operations in Russia due to the conflict in Eastern Europe. As a result, clients may become cautious and reduce their discretionary spending in the short term or delay their decision-making process with respect to their contracts, thereby affecting our revenue. Clients looking to optimize costs may prioritize cost takeout projects, and we may need to alter our offerings, talent mobility and marketing efforts to capture these opportunities. Any geopolitical conflicts, including the conflict between India and Pakistan, conflicts in South Asia, Eastern Europe and the Middle East, may impact our ability to service our global clients if we are unable to move our operations out of conflict zones in a timely manner or our cost of operations increases as our work is moved to an alternate location. Geopolitical conflicts may impact our clients’ businesses that are spread across the conflicting geographies. Such conflicts may lead to clients prioritizing budgets for investments to decouple from geopolitical conflicts zones. Such investments could lead to a reduction in discretionary investments by our clients in technology services thus impacting our revenue and profitability.

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

Our revenues are concentrated in a few geographies and client industry segments. In fiscal 2026, 56.1%, 32.1% and 8.9% of our revenues were derived from projects in North America, Europe and the Rest of the World (excluding India), respectively. In fiscal 2026, we derived 27.9% of our revenues from the financial services and insurance industry.

Instability and uneven growth in the global economy have had an adverse impact on the growth of the IT industry in the past and may continue to impact it in the future. This instability also impacts our business and results of operations and may continue to do so in the future. For instance, if the economies of the United States, United Kingdom or the EU weaken or if their growth remains uneven, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Continued inflation and the second order impact of the high interest rates in these geographies may dampen the business sentiments and may result in our clients reducing their spend with us. Some factors that may affect our clients’ businesses include supply chain issues, availability of critical minerals or materials, labor shortages, inflation, political elections or other macroeconomic factors.

Any future global uncertainty, arising out of various factors including any global pandemic or changes in tariffs or trade restrictions or geopolitical conflicts or evolving technology such as AI, impacting the financial services, retail, consumer goods, telecommunications, energy and manufacturing industries on which we depend for a substantial portion of our annual revenues, may result in the reduction, postponement or consolidation of IT spending, reduce the duration of contracts, contract terminations, deferrals of projects or delays in purchases by our clients. This may lower the demand for our services, reduce the utilization or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability.

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

Our clients may operate in sectors that are adversely impacted by climate change, which could consequently impact our business and reputation.

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

In certain geographies where our clients have already started transitioning to sustainable solutions, regulatory or regime changes may lead our clients to abandon or temporarily hold such investments potentially impacting our growth and profitability in such service lines.

Changes in immigration laws, their interpretation or enforcement, increase in visa fees, or delays in getting visas in the jurisdictions in which we operate, could result in increased compliance costs, business disruptions, inability to bid for or fulfill projects, enforcement actions or penalties, any of which could adversely affect our business, results of operations and financial condition

A significant portion of our employees in the United States, the United Kingdom, the EU, and other countries and regions rely on work visas and permits, which makes our business vulnerable to changes and exposed to variations in immigration laws. These legal requirements are numerous, frequently changing, and sometimes conflict with one another. In addition, we have in the past and may in the future, experience policy changes to the way in which laws are interpreted and/or enforced. Authorities in the United States and certain other jurisdictions have adopted and continue to adopt protectionist interpretations of such laws and have increased regulatory scrutiny and enforcement. For example, on September 19, 2025, the President of the United States signed a presidential proclamation imposing a $100,000 fee on new H1-B visa applications subject to certain exclusions. Similarly, a recent pronouncement from the U.S. Citizenship and Immigration Services (“USCIS”) restricts the ability of immigrants to file for a Green card while residing in the United States except in extraordinary circumstances. Changes in legal requirements or their interpretations, increased visa fees or increased regulatory scrutiny and enforcement could result in an increase in the cost of compliance, business disruptions impairing our ability to service our clients, potential enforcement actions, and sanctions, fines on us or our employees and could potentially increase the rejection rates of our visa applications or cause us to lose access to such visas. Likewise, there could be increases to prevailing wages for our visa dependent workforce. In addition, changes or any additional adverse revisions to immigration laws and regulations or inordinate delays in getting visas due to operational challenges in the jurisdictions in which we operate have in the past caused and may continue to cause us delays, staffing shortages, additional costs, and/or an inability to bid for or fulfill projects for clients. All of this could adversely affect our business, results of operations and financial condition.

In addition, the U.S. Department of Justice (“DOJ”) is conducting an investigation regarding how we classified certain H-1B visa-recipient employees in immigration documents filed with certain U.S. government authorities. We are engaged in discussions with the DOJ regarding its ongoing investigation and continue our own inquiry regarding the matter. At this stage, we are unable to predict the outcome of this matter, including whether such outcome could have a material adverse effect on our business and results of operations.

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

 A large part of our revenues is dependent on a limited number of our clients, and the loss of any one of our major clients or large contracts could significantly impact our business.

We have historically earned and believe that in the future we will continue to earn a significant portion of our revenues from a limited number of clients and large contracts. In fiscal 2026, our five largest clients together accounted for 12.9% of our total revenues, and our ten largest clients together accounted for approximately 20.5% of our total revenues. The volume of work we perform for different clients may vary from year to year depending on the discretion of our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. There are a number of factors, apart from our performance that could cause the loss of a client or reduction of business from a client. In certain cases, our business may be impacted when a large client either changes its outsourcing strategy by moving more work in-house or by establishing Global Capability Centers (“GCCs”) or replaces its existing software with packaged software supported by the licensor. Reduced technology spending or reduction in the contract duration in response to a challenging geopolitical, economic or competitive environment or emergence of new AI solutions may also result in the loss of a client’s business in part or in full. Our clients, including our major clients, may increasingly use AI tools, that reduce or eliminate the need for certain existing services. If we lose one of our major clients or large contracts, or if one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be adversely affected.

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

In recent years, we have been expanding the nature and scope of our client engagements by extending the breadth of solutions and services that we offer, which include, for example, software applications, automation solutions, digital design and analytics services, engineering services, cloud related services, application development and maintenance, consulting, business process management, systems integration and security and infrastructure management. If we fail to anticipate and develop new and innovative offerings utilizing emerging technologies, such as AI based automation, generative AI, cloud, robotic process automation, IoT, and autonomous vehicles, or enhance existing offerings to keep pace with rapid changes in technology and in the industries on which we focus, our business, financial condition and results of operations may be adversely affected. Further, our inability to provide solutions in the areas that our clients are interested in may lead to insourcing as well as setting up of GCCs or shifting of work to our competitors.

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

Larger projects often involve multiple components, engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements for various reasons unrelated to the quality of our services and outside of our control, such as the business or financial condition of our clients or the economy in general, cost pressures due to changes in tariffs or trade restrictions (including introduction of tariffs and tax on IT services), or geopolitical conflicts in Eastern Europe and the Middle East. These terminations, cancellations or delays may make it difficult to plan for project resource requirements, which may have a negative impact on our profitability. Geopolitical conflicts in Eastern Europe and the Middle East may impact our ability to service our global clients in certain geographies leading to client dissatisfaction, loss of future business, termination of contracts and litigations.

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

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources or competitors with more competitive service offerings in emerging areas of demand, such as generative AI, agentic AI, digital design, cloud-based solutions and cybersecurity. In addition, some of our competitors have added offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from consulting, technology services and outsourcing firms with current operations in other countries, such as Eastern Europe, China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partnerships, greater brand recognition and greater ability to hire key technology and management talent than we do. In addition, our competitors may offer higher productivity benefits based on their investment in AI capabilities leading to lower total cost of ownership (TCO) for our clients and, potentially leading to significant pricing pressure. We may have to reduce prices to retain our existing clients or win more business. We may be unable to compete successfully against these competitors or may lose clients to these competitors. Additionally, our ability to compete effectively also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs. If we lose clients, fail to attract new clients, or are forced to make pricing concessions as a result of our inability to differentiate our services, commoditization or increased competition, our business, financial condition and results of operations may be adversely affected.

Over the last few years, we have made significant investments in building our capabilities and training our employees in emerging technologies. Many of our large, existing competitors have also made similar investments. However, recent advancements in such technologies have democratized the availability of such technologies, leading to reduced entry barriers for new competitors to enter and disrupt the market for software services. Any inability on our part to compete with such companies and defend our market share could negatively impact our revenues and financial condition.

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

Our clients may decide to increase their in-house IT capabilities and/or control of their technology investments by setting up or expanding their own GCCs in India or other locations such as Eastern Europe, Latin America and South-east Asia. While this presents opportunities for us to partner with our clients, such centers may also result in erosion of some addressable market and/or increasing pricing pressures for our business.

If we are unable to transform existing services by leveraging AI and/or scale new AI-first service offerings to meet evolving client requirements at appropriate price points, our win rates could decline, market share could shrink, and our revenues and profits could decrease. Additionally, client demand for outcome-based pricing where our pricing is linked to achieving specific business objectives or outcomes, may challenge our traditional pricing models. Failure to deliver these outcomes could adversely impact our revenues and profitability.

Our engagements with clients are typically singular in nature and do not necessarily provide for subsequent engagements.

Our clients generally retain us on a short-term, engagement-by-engagement basis in connection with specific projects, rather than on a recurring basis under long-term contracts. Although a substantial majority of our revenues are generated from repeat business, which we define as revenues from a client who also contributed to our revenues during the prior fiscal year, our engagements with our clients are typically for projects that are singular in nature. Therefore, we must continually secure new engagements when our current engagements are completed or terminated, while also seeking to expand our business with existing clients. In some cases, we may intentionally transition clients from traditional services to newer offerings, including AI-enabled services, in order to maintain or expand client relationships and remain competitive. Such transitions may reduce revenues from certain traditional services, involve pricing concessions, or otherwise temporarily impact our profitability.

In addition, in order to continue expanding our business, we may need to significantly expand our sales and marketing group, which would increase our expenses and may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations would likely be adversely affected. Additionally, macroeconomic uncertainties, changes in tariffs, trade restrictions or geopolitical conflicts may lead to clients re-evaluating their spending, which may lead them to decide not to extend or renew their business with us. Further, with the adoption of AI, the buying centers within our clients have shifted or are shifting from IT to business. Business leaders such as the Chief Human Resource Officer, Chief Marketing Officer, Chief Financial Officer, and others are increasingly involved in decisions regarding project awards. Our inability to establish and maintain strong relationships with such decision makers may adversely impact our ability to win projects.

II.   Risks related to the investments we make for our growth

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and frequent introductions of new products and services. Increased adoption of AI and other emerging technologies has and may continue to reduce demand for certain existing services, accelerate pricing and productivity pressures and increase demand for new AI-enabled offerings. In some cases, we may need to transition existing client engagements to more automated or AI-enabled services, which may reduce revenues from certain traditional services or adversely affect our margins. Our ability to maintain our competitive position, market share and revenues depends on our ability to anticipate and respond to evolving technologies and client demands, develop and commercialize new offerings, effectively execute our go-to-market strategies and enhance our delivery capabilities. If we fail to adapt to technological changes, develop competitive offerings or bring new solutions to market in a timely and cost-effective manner, our business, revenues and profitability could be adversely affected. In addition, the development and deployment of new technologies and service offerings may require significant upfront investments and we may be unable to recover some or all of these investments if the related offerings are unsuccessful, fail to achieve market acceptance or become obsolete due to competing technologies or services developed by our competitors.

Evolving regulatory frameworks in the technology sector may impact our new service offerings and may require us to incur additional compliance and operational costs.

Additionally, macroeconomic conditions, changes in tariffs, trade restrictions, geopolitical uncertainties or economic downturns may cause us to reduce expenditures on ideating, incubating, developing and marketing new service offerings, which could adversely affect our long-term growth prospects.

Our investments in or use of AI technologies may not be successful and may present business, financial, legal, and reputational risks.

The proliferation of AI technologies continues to significantly impact our industry, and our ability to effectively develop, integrate and deploy AI-enabled solutions will be critical to our competitive position, financial performance and long-term growth prospects. We have incurred and expect to continue to incur significant costs to develop and operate our AI capabilities, including investments in technology, infrastructure, talent, compliance and risk management. Failure to successfully develop commercialize or scale AI-enabled solutions to compete effectively with competitors, our clients or new market entrants could materially adversely affect our revenues, competitive position, and long-term growth prospects.

Increased adoption of AI and automation technologies has and may continue to reduce demand for certain traditional technology services, alter client purchasing behavior, compress pricing and margins, reduce demand for labor-based delivery models and increase expectations for productivity improvements and outcome-based pricing. In addition, clients may increasingly develop in-house AI capabilities or rely on lower-cost competitors, open-source technologies or AI platform providers, which could further reduce demand for our services.

Our AI-related offerings and internal use of AI technologies may expose us to operational, legal, regulatory and reputational risks. AI technologies may generate inaccurate, flawed, biased or unreliable outputs, and failures or perceived failures of AI systems could result in reputational harm, client disputes, regulatory scrutiny or legal liability. The use of AI technologies may also increase risks relating to intellectual property infringement, confidentiality, cybersecurity, privacy, data protection and misuse of sensitive information.

Additionally, employees may independently use unauthorized AI tools or large language model applications to process client or proprietary data outside of our approved systems and information security controls. Such unauthorized use could lead to the unintended exposure of sensitive information to third-party platforms, potentially resulting in violations of applicable data protection laws and breaches of contractual obligations with our clients. Any incident arising from unauthorized employee use of AI tools that results in the exposure of client data may require notification to affected clients and applicable regulators and adversely affect our reputation and business.

We also rely on third-party AI providers, cloud providers and technology partners in connection with certain AI-enabled offerings. We may be subject to risks associated with outages, performance limitations, licensing restrictions, changes in pricing or terms, regulatory developments or insufficient indemnification protections from such providers. At the same time, clients may seek broader contractual protections, warranties, indemnities or liability commitments from us in connection with AI-related services, which could increase our legal and financial exposure. If partnerships with third-party AI providers are unsuccessful, or if such providers begin offering competing services, it could adversely affect our business.

AI-related laws and regulations, including the EU AI Act and emerging regulations in other jurisdictions, are evolving rapidly and may be inconsistent across jurisdictions. Compliance with such laws and regulations may increase our costs, restrict our ability to develop or deploy AI-enabled offerings and expose us to investigations, litigation, fines, penalties, remediation costs or reputational harm in the event of actual or alleged non-compliance.

In addition, AI technologies may significantly alter workforce requirements and delivery models within the technology services industry. If we are unable to effectively adapt our workforce, delivery capabilities and service offerings to evolving market expectations and technological changes, our business, revenues, profitability and competitive position could be adversely affected.

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

It is possible that we may not be able to identify suitable acquisition targets, candidates for strategic investment or strategic partnerships which align with our overall strategy including AI strategy or if we do identify suitable targets, we may not complete those transactions on terms commercially acceptable to us. Our inability to identify suitable acquisition targets or investments or our inability to complete such transactions may affect our competitiveness, growth prospects and ability to evolve as an AI service provider at scale.

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

Goodwill and acquired intangibles that we carry on our balance sheet could give rise to significant impairment charges in the future.

Goodwill and acquired intangibles are subject to impairment review. Impairment testing under International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) has resulted in impairment charges for intangibles and may lead to additional impairment charges in the future. Any significant impairment charges could adversely affect our results of operations.

III. Risks related to our cost structure

Our expenses are difficult to predict and can vary significantly from period to period, which could cause fluctuations to our profitability.

A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance for any particular period. As a result, unanticipated variations in the number and timing of our projects, employee utilization rates, location of employee deployment, or the accuracy of our estimates of the resources required to complete ongoing projects or uncertain economic situations arising out of various factors may cause significant variations in our results of operations in any particular period. There are also a number of factors that are not within our control that could cause fluctuations in our results of operations from period to period. Our profitability could be affected by pricing pressures on our services due to AI led compression, clients moving the work to offshore based GCCs, competition for digital capabilities, volatility of the exchange rates between the Indian rupee, the U.S. dollar, and other currencies in which we generate revenues or incur expenses, increased wage pressures in India and at other locations where we maintain operations, any regulatory changes with respect to employee payouts such as overtime payments, increases in taxes or the expiration of tax benefits, the size and timing of facilities expansion and the resulting depreciation and amortization costs, economic downturns, or changes in immigration laws, policy, and enforcement in our key markets that would restrict offshore outsourcing or restrict the availability of certain visas thereby limiting our ability to staff the projects in a timely manner and generate revenues. Further, investments towards our localization strategy and any increase in wages due to market pressures and/or immigration regulations would increase our cost of doing business in certain geographies significantly and thus, impact our profitability.

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

Our cost structure is high in initial periods of large deals due to higher onsite efforts, transition costs and other deal specific costs that we can incur, which can introduce volatility in our margin profile. In addition, we may acquire assets such as hardware, software, products, physical infrastructure, and IP and/or rebadge employees as part of the large deals. Some of the large deals may require us to acquire such assets in the future while pricing assumptions for the same are decided upfront at the time of signing the deal. In addition, we may make various other assumptions related to the cost structure and/or to the execution of the deal. Any changes to these assumptions due to external or internal factors may impact profitability. Additionally, the competition for talent has impacted, and continues to impact, our wage costs. Wage increases may prevent us from sustaining our competitive advantage and may negatively affect our profits.

In addition, due to competitive market conditions and pricing pressures, we are committing to higher productivity improvements in our contracts with our clients. Due to the attention created by evolving AI technologies, clients have started demanding higher commitments around productivity improvements. Any failure to realize such anticipated productivity improvements either due to our inability to identify areas to automate, optimize processes, leverage technology, effectively address service delivery risks or manage client requirements may impact our profitability. Any increase in operating expenses not offset by an increase in pricing or any acquisition with a lower profitability could impact our operating margins. Unplanned expenditures incurred to facilitate our hybrid working model, such as increased information security requirements, may adversely affect our profitability.

Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.

In the last few years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities globally. Between March 31, 2021 and March 31, 2026, our total employee count grew from 259,619 to 328,594, respectively. We expect our growth to place significant demands on our management team and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls globally.

As on March 31, 2026, we operated in 290 locations across 59 countries and had more than 100 group companies. Our large size and scale of operations pose significant challenges to maintaining uniform strategies, standards, policies and procedures across the organization. While we have institutionalized our processes, standard operating procedures, enterprise risk management framework, internal control frameworks, information security policies, data privacy program, and compliance programs, some of the controls implemented have, in the past had, and may in the future have design or operating gaps or weakness due to the large size of the organization. This may lead to control failures such as fraud, cybersecurity attacks, and privacy breaches which in turn may negatively impact our reputation, financial condition, profitability, and stakeholder relationships.

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

Wage pressures and the hiring of employees and sub-contractors either outside or in India may prevent us from sustaining our competitive advantage and may reduce our profits.

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

In addition, any changes to the employment laws in the countries in which we operate, such as the introduction of the Labour Codes (as defined below) in India, may increase the compensation or social security benefits we offer our employees may impact our profitability.

We may need to increase employee compensation more rapidly than in the past to be able to attract and retain employees that are skilled in emerging technologies and remain competitive with other employers or seek to recruit in lower labor cost jurisdictions to help manage wage costs. For example, demand for talent with advanced AI knowledge has grown significantly due to the increasing adoption of AI. This has resulted in intense competition among global companies for trained and highly skilled AI professionals, which may lead to increased talent costs. We have in the past and may in future issue incentive compensation plans including stock-based compensation plans to our employees and management. Any reduction in the market price of our shares could impact the total cost of rewards and benefits to our employees, thus potentially resulting in increased employee attrition. Any compensation increases in the future may result in higher operating costs and lower profitability. In certain years, we may not give, or may delay, wage increases due to adverse market conditions while our competitors may still give wage increases. This may result in higher attrition rates and may impact our ability to hire highly skilled technology professionals. If we are unable to retain our employees, our employee compensation costs may be substantially higher as we may need to offer higher salaries to attract new employees. Higher salary offered to new employees may negatively impact tenured employee satisfaction and sentiments if we fail to raise salary of tenured employees to eradicate disparity. In addition, employee productivity and delivery milestones may be adversely affected as new employees require additional time to scale up leading to higher fulfilment costs including potential penalties from clients.

We are investing substantial cash in creating and maintaining physical and technological infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of March 31, 2026, we had contractual commitments of $141 million for capital expenditures, including commitments related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with expansion of existing facilities and construction of new facilities. We will continue to invest in the expansions of existing facilities and construction of new facilities to meet our growth requirements which may increase our fixed costs. We are also investing in the development of new facilities, including in Tier 2 cities across India, to enable our hybrid working model, which may also increase our facilities cost. If we are unable to grow our business and revenues proportionately, our profitability will be adversely impacted.

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

Our functional currency is the Indian rupee and majority of our expenses are in Indian rupees and U.S. dollars.

We generate a majority of our revenues in foreign currencies, such as the U.S. dollar, the Euro, the Australian dollar, and the United Kingdom Pound Sterling, through our sales in the United States and elsewhere. We avail products and services from overseas suppliers in various currencies. As a result of the increased volatility in the foreign exchange currency markets, there may be demand from our clients that the impact associated with foreign exchange fluctuations be borne by us. Also, we hold a substantial majority of our cash funds in Indian rupees. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the Euro, the Australian dollar and the United Kingdom Pound Sterling, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees and U.S. dollars. Accordingly, changes in exchange rates could adversely affect our revenues, other income, cost of sales, gross margin and net income, and may have a negative impact on our business, results of operations and financial condition. For example, during fiscal 2026, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, affected our incremental operating margins by approximately 0.44%.

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

Increasing worldwide competition for skilled professionals and increased hiring by technology companies, particularly in India, may affect our ability to hire and retain an adequate number of skilled and experienced technology professionals. We may see volatility in the attrition percentage of our workforce in India and across different locations.

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

AI led disruptions are reshaping the traditional talent model. Historically, IT services companies have relied on hiring entry-level employees and scaling them by providing training. With AI, there is an increased demand for individuals who can contextualize software within clients’ business environments, review and curate the codes generated by AI, and articulate the business value to clients. This shift may alter the traditional talent acquisition model and retention model as we may have to retain a significant percentage of these employees. The speed and scale of the shift may depend on the rate of enterprise AI adoption.

In addition, if we are unable to increase employee compensation adequately or if we reduce compensation or variable pay for our employees or if our share price decreases significantly for those employees with shares as part of their compensation, it may result in increased attrition and increased hiring cost to replace such employees.

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

We hire a significant number of candidates as fresh college graduates and laterals to meet our business needs. We invest much effort, money and resources to train our associates, especially at the entry level, to make them usable on our client engagements. Desired competency and quality of talent is essential to ensure quality of our service delivery to our clients. The increasing demand for specialized AI skills may lead to elevated training and talent development costs. Despite our training and enablement efforts, some of the associates fail to meet the competency or required skills. Exits of such associates, despite following the due process of law in the respective jurisdiction may create media attention and scrutiny with authorities, potentially impacting our brand and reputation.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the members of our Board of Directors (the “Board”), executive officers and other senior executive leaders. Our future performance and client relationships may be affected by any disruptions in the continued service of our directors and senior executive leaders. Competition for senior management in our industry is intense, and we may not be able to retain senior management personnel or attract and hire new senior management personnel in the future or there could be targeted hiring of Infosys leaders. If we are unable to build an adequate buffer or bench strength of leaders or effectively manage succession planning, it may impact the stability of the organization and growth prospects. Furthermore, we do not maintain keyman life insurance for any of the senior members of our management team or other key personnel. The loss of any member of our senior management or other key personnel, or if they become unavailable for an extended period of time due to health issues, security threats or any other business issues may adversely affect our business, results of operations and financial condition.

V. Risks related to our contractual obligations

Our failure to complete fixed-price and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we offer an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In fiscal 2026 and 2025, revenues from fixed-price, fixed-timeframe projects accounted for 54% of our total revenue, respectively. In addition, pressure on the IT budgets of our clients and the AI disruptions have led us to deviate from our standard pricing policies and to offer varied pricing models to our clients including output or outcome-based pricing model in certain situations in order to remain competitive. For example, we enter into transaction-based pricing contracts with certain clients who are not historically offered such terms in order to give them the flexibility to pay as they use our services.

The risk of entering into fixed-price, fixed-timeframe arrangements, output, outcome and transaction-based pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may earn lower profits or incur losses as a result of being unable to execute projects within the timeframe and with the amount of labor we expected. Although, we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects and transaction-based pricing projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, the extent of automation and productivity gains we may be able to achieve, the complexity of executing large and multi-party programs, future wage inflation rates or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer. We expect that we will continue to enter into fixed-price, fixed-timeframe and transaction-based pricing engagements in the future, and such engagements may increase in relation to the revenues generated from engagements on a time-and-materials basis, which would increase the risks to our business.

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

Our clients typically retain us on a non-exclusive, project-by-project basis. Many of our client contracts, including those that are on a fixed-price, fixed time frame basis, can be terminated with or without cause, with a notice period as agreed in the contract. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control, which might lead to termination, descoping of a project or the loss of a client, including:

•
financial difficulties for a client including limited access to the credit markets, increased cost of debt service, increased cost of operations, insolvency or bankruptcy, adverse impact due to the macro-economic factors, changes in tariffs or trade restrictions or geopolitical conflicts;
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
•
mergers and acquisitions;
•
consolidation of technology spending by a client, whether arising out of mergers and acquisitions, or otherwise; or
•
sudden ramp-downs in projects due to an uncertain economic environment or geopolitical conflicts or a pandemic.

Our inability to control the client’s decision with respect to termination of client contracts could have an adverse impact on our financial condition and results of operations. While there have been no material project terminations due to economic uncertainty, changes in tariffs or trade restrictions or geopolitical conflicts, a prolonged uncertainty could heighten the risk that certain of our clients may invoke termination clauses to reduce their expenditure which could in turn affect our anticipated growth and profitability.

Our client contracts are often conditional upon our performance, which, if unsatisfactory due to any reason, could result in lower revenues than previously anticipated.

A number of our client contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined performance goals or service levels. In addition, certain client situations may require us to agree to higher contractual liability exposure limits. Our failure to meet these goals or a client’s expectations in such performance-based contracts, especially due to dependencies on the client not clearly articulated in the contract, may result in us not being able to bill them for expended effort. This could lead to not only to a less profitable or an unprofitable engagement but may also result in penalties or fines impacting our overall financial health.

Our clients may seek more favorable terms from us in our contracts, particularly related to the limitation of our liability for damages resulting from unsatisfactory performance of services. Further, any damages resulting from such failure, particularly where we are unable to recover such damages from our insurers, may adversely impact our business, revenues and operating margins.

Our ability to meet contractual commitments in client contracts may be impacted due to lack of talent availability or geopolitical conflicts leading to client dissatisfaction and loss of revenue.

As clients increasingly expect engagements to incorporate AI-enabled solutions, we face evolving contractual, operational and legal risks relating to AI-based projects, including risks associated with confidentiality, data privacy, intellectual property ownership, model training and reuse, accuracy of outputs and allocation of liability.

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

Our inability to execute contracts and/or amendments with clients on a timely basis can impact our revenues and profits, causing fluctuations in our reported results.

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

We continue to operate under a hybrid model of work for our employees and service providers. As we hire, train, and deploy talent remotely in this hybrid working model, we may experience the following risks:

•
While we have adopted a hybrid hiring process in India where the majority of our employees are hired, virtual hiring continues to be utilized in locations outside India.  Our ability to assess the candidates effectively through virtual hiring processes may be adversely affected by risks such as fake profiles, candidates employing fraudulent mechanisms to respond to virtual interview questions, limited in-person interaction with the candidate, and technical infrastructure issues. This may lead to the hiring of unqualified or unsuitable candidates and lead to service delivery disruptions impacting our business operations. Increased potential for fraud with virtual hiring processes could delay completion of background verification, impacting our ability to deploy talent in a timely manner, as well as our client satisfaction and reputation.
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

Any failure in a client’s system or breaches of security, regardless of our responsibility for such failure or breach, could result in a claim for substantial damages against us and force us to incur significant expenses for our defense or could require that we pay large sums in settlement. If unauthorized access to or disclosure of such data in our possession or control occurs or we otherwise fail to comply with applicable laws and regulations in this regard, we could be exposed to civil or criminal enforcement actions and penalties in connection with any violation of applicable data protection laws, as well as lawsuits brought by our clients, our clients’ clients, their clients or others for breaching contractual confidentiality and security provisions or data protection laws.

Laws and expectations relating to data protection continue to evolve in ways that may limit our access, use and disclosure of sensitive data, and may require increased expenditures by us or may dictate that we do not offer certain types of services.

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

AI-led cyber attacks represent a new frontier in digital threats where artificial intelligence is leveraged to enhance the sophistication and effectiveness of malicious campaigns. These attacks can automate the identification of vulnerabilities, craft convincing phishing messages, and adapt in real time to bypass security measures. The increase in sophistication and complexity of cyber-attacks, cybercrime and cyber insecurity have made the global cyber threat landscape highly volatile. Organizations across the world need to be vigilant to shield themselves from cybersecurity risks and the associated perils and challenges. We and our third-party service providers have in the past and may in the future be targets of cybersecurity attacks.

Cyber threats evolve rapidly, and there have in the past and could in the future be a scenario where we are unable to adapt our threat detection and prevention measures to detect or prevent new, modified, or evolving threats to our solutions or product offerings.

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
•
unintended data leakage and security vulnerabilities arising due to use of AI;
•
vulnerability of the supply chain (including software supply chain) to attacks; and
•
malicious use of AI leading to the industrialization of tailored, high volume, high-impact cyberattacks, leaving organizations overwhelmed and unable to operate effectively.

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

Cybersecurity breaches and other data security incidents have in the past and could in the future have an adverse impact on our business, operations, financial performance, and reputation especially in cases where critical systems, or numerous systems, are unavailable or otherwise impacted, resulting in partial to complete disruption of intended business delivery, or due to unauthorized access to, or the loss, corruption, or theft of, intellectual property, personal data, or sensitive information. If we or any of our third-party service providers suffer a cybersecurity breach or other data security incident, or if any such breach or incident is believed to have occurred, we have in the past and could in future face potential claims and litigation, regulatory investigations and inquiries, damages, fines, penalties, and other liability, substantial harm to our reputation, a loss of business, and significant costs to investigate, remediate, and otherwise address the breach or other incident. In addition, we have in the past and expect in the future to incur increased costs in preventing cybersecurity breaches or other information security incidents in the future. Furthermore, as there is increased focus on ESG concerns, our failure to demonstrate strong corporate governance around cybersecurity in the event of a breach could impact our reputation.

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

We constituted our data privacy function over a decade ago, which operates as an independent business enabling function, reporting to the top management and using the globally recognized Privacy Information Management System (“PIMS”) framework. We assess our liabilities as processors and controllers and implementing controls where required to mitigate the risks. We have formulated and implemented policies and procedures for identifying and reporting privacy breaches, to affected data subjects and/or regulators (as required) within the stipulated time. In addition to implementing and monitoring various controls, we are covered by insurance to some extent in the case of any eventuality. Despite these efforts and insurance, we continue to be at risk of experiencing a data privacy breach, and any such breach could adversely impact our financial results and reputation.

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

For example, Cognizant TriZetto Software Group, Inc. (“TriZetto”) has filed a lawsuit against Infosys asserting claims for misappropriation of TriZetto trade secrets relating to its Facets and QNXT software products, breach of contract, and unfair competition. The lawsuit seeks unspecified damages, as well as, among other things, an injunction against us to stop us from using any of TriZetto’s trade secrets. We filed counterclaims against TriZetto and its parent company, Cognizant Technology Services (collectively “Cognizant”) alleging that Cognizant has monopolized, and restrained trade in, the markets for U.S. healthcare payor software products and related IT support for those products in violation of federal and state antitrust laws. We seek treble damages, attorneys’ fees, and an injunction to stop the alleged anticompetitive conduct. Discovery is ongoing and the trial is set to occur in near future.

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

We believe we have taken sufficient insurance policies to cover ourselves from potential losses that we may be subject to. However, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also, an insurer might disclaim coverage as to any future claim. For example, certain insurers have indicated that they may disclaim coverage for claims arising from business interruption due to geopolitical conflicts. A successful assertion of one or more large claims against us that exceed our available insurance coverage or that cause changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our results of operations. In addition, our hybrid working model increases the risk of claims arising out of various situations like errors and omissions and data breaches, which could render the coverage taken inadequate. Increased claims could cause the insurance premium on our regular policies to be increased which could adversely affect our profitability.

In addition, losses arising from events not covered by our insurance policies could adversely affect our financial condition and results of operations. There can be no assurance that any claims filed under our insurance policies will be honored fully or in a timely manner. Our financial condition may be adversely affected to the extent we suffer any loss or damage that is not covered by insurance, or which exceeds our insurance coverage.

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

Currently, we operate in 290 locations across 59 countries. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. While we believe we have put in place adequate infrastructure and business continuity plans to handle disruption in services due to failure in our communication network, our operations and service delivery may be impacted if such networks are affected by disasters.

As an international company, our offshore and onsite operations may also be impacted by disease, epidemics, war, conflicts and local social instability, which could adversely affect our revenues and profitability.

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

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including China and Pakistan. There have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border including as recently as May 2025. Continued conflict in South Asia, Eastern Europe and Middle East may impact the safety of our employees and development centers in affected locations and increase cybersecurity threats. It may further impact our ability to service our global clients if we are unable to move our operations out of conflict zones in a timely manner or our cost of operations increases as our work is moved to an alternate location. Military activity or terrorist attacks in the future could hurt the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. Further, such warfare may also potentially increase the risk of cyber-attacks on us as we are a leading Indian IT service provider. This, in turn, could adversely affect the market for securities of Indian companies, including our equity shares and our ADSs, and the market for our services.

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

There is increased focus by organizations to plan for ESG risks arising out of climate change, environmental management practices and duty of care, work and safety conditions, respect for human rights, anti-bribery and anti-corruption practices, and compliance to relevant laws and regulations. Risks related to these factors, except those related to climate change, are covered elsewhere in this document. Climate change related risks are discussed in this section.

Strategic climate change risks: In a market with increased awareness of climate change, aligning business with the evolving trends is an important factor affecting the success of the Company. As a member of the global IT/digital supply chain ecosystem, we are prone to strategic risks if our climate action goals are not aligned to global treaties like the Paris Agreement on climate change.

Physical climate change risks: Extreme weather events due to climate change may cause (1) physical damage to our building infrastructure and other physical assets that cause disruptions in business continuity (2) disruption of the city's functional continuity such as the transport network and utilities in the cities that we operate that can severely hamper business continuity, and (3) a decrease in morale of employees due to extreme weather events.

Extreme weather events also bring in unique problems depending on the type of calamity. For example, drought can bring increases in food prices, or shortages of certain food items, while events like flooding can cause diseases and epidemics. It can also lead to loss of productivity and increased operational costs. Changes in the availability of essential natural resources like water, in regions where we operate could directly impact our operations and employee livelihood, which will impact our ability to do business and ensure business continuity. With large operating campuses in major urban cities, operating risks include disruption of power and water supply to our campuses due to extreme weather events, affecting business continuity.

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

Climate related regulatory risks: Countries that have agreed to the 2015 Paris Agreement on climate change have made specific promises or plans , known as “Intended Nationally Determined Contributions”, to reduce their greenhouse gas emissions and address climate change. This has translated into emission reduction goals and other environmental targets, disclosures and increased compliance mandated to businesses in different geographies. In many regions, regulations requiring detailed disclosures on climate action, performance, risk and opportunities already exist or are being developed. New and emerging regulations may result in increased cost of compliance. Further, any gaps due to incorrect reporting of environmental data /metrics, including misinterpretation of evolving global standards may attract penalties, impact reputation and may lead to other consequences.

Risks resulting from potential violations or non-conformance with climate laws and regulations could impact our reputation and profitability through the incurrence of penalties or by limiting our ability to operate in certain geographies and could adversely impact our business performance.

Our reputation, access to capital and longer-term financial stability could be at risk if we are unable to meet our stated goals under our ESG 2030 vision.

Infosys is among the early signatories to the United Nations Global compact. In 2020, when we became carbon neutral, we published our ESG Vision and Ambitions 2030, articulating our roadmap to responsible/sustainable business. Our annual ESG publications provide a report of our performance on our ESG Ambitions and are mapped to the United Nations Sustainable Development Goals. In 2025, at the mid-point of our journey towards our ESG Vision 2030, we had an opportunity to refresh our ESG ambitions to address the changing priorities of our stakeholders and reinforce our commitment to responsible business. Our ESG performance and leadership is monitored internally as well as by external agencies including global ESG assessments. If we are unable to meet our goals or if we are not assessed favorably on ESG measures by external agencies, our reputation, access to capital and longer-term financial stability may be adversely impacted including our brand reputation which could impact the share price.

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

There is media coverage and public scrutiny of our business practices, policies and actions including negative, and in some cases, inaccurate posts or comments. Any future negative media coverage in relation to our business, our Board or senior management, regardless of the factual basis for the assertions being made, may adversely impact our reputation. In addition, responding to allegations made in the media can significantly divert the time and attention of our Board and senior management away from our business and disrupt our operations. We may not be able to respond publicly to certain comments in the media due to the obligations we have with our employees, clients and other stakeholders. Any unfavorable publicity may also adversely impact investor confidence and directly or indirectly cause the price of our equity shares and ADSs to decline.

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

Political uncertainty continues for us and our clients operating globally. Current administrations in key geographies that we operate in have signaled potentially more restrictive immigration laws or interpretations. Potential changes could include higher wage requirements, more restrictive application of immigration laws, and more complex/delayed processes. This could result in increased costs associated with immigration sponsorship and/or lead to our inability to execute our global delivery model effectively, thereby affecting our results of operations and financial condition.

New and changing regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance efforts and increase our costs of compliance.

We are subject to a variety of laws, regulations and industry standards in the countries in which we operate. These laws, regulations, and standards govern numerous areas that are important to our business, including, but not limited to, privacy, information security, labor and employment, immigration, data protection, AI , import and export practices, marketing and communication practices. Such laws, regulations and standards are subject to changes and evolving interpretations and applications, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, especially as we introduce new solutions and services and expand into new jurisdictions. Any perceived or actual breach of laws, regulations and standards could result in investigations, regulatory inquiries, litigation, fines, tax demands, injunctions, negative client sentiment, impairment of our existing or planned solutions and services, or otherwise negatively impact our business.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure create uncertainty for our compliance efforts and may result in added compliance costs. India has witnessed sweeping changes to its corporate law regime over the past few years. The changes introduced by the Indian Companies Act, 2013, the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements), Regulations, 2015 as amended (“Listing Regulations”), the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements), 2018 as amended (“SEBI ICDR Regulations”), the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) 2011, as amended (“Takeover Code”), and the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015, (“SEBI Insider Trading Regulations”) as amended from time to time are far-reaching and often untested and have added complexity to our corporate compliance regime. We are also increasingly subject to social regulations such as Modern Slavery legislations around the world including in the United Kingdom and Australia, and the UK Corporate Criminal Offence Act. Should there be any failure by us or our suppliers to abide by applicable regulations, including but not limited to those relating to human trafficking, we may face sanctions which could affect our reputation and our ability to provide services to our clients.

In connection with this Annual Report on Form 20-F, our management assessed our internal controls over financial reporting and determined that our internal controls were effective as of March 31, 2026. We will continue to undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion regarding our internal control over financial reporting could harm our reputation and the price of our equity shares and ADSs.

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

The intellectual property (“IP”) laws of India may not give sufficient protection to software and the related IP rights to the same extent as those in the United States. We may be unsuccessful in protecting our IP rights. We may also be subject to third party claims of IP infringement.

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

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if such claims are not meritorious, could be expensive and time-consuming and may divert our management’s attention and resources from operations. The growing use of AI in our industry introduces novel intellectual property risks for which the law is still evolving, including with respect to the ownership of AI-generated output, the legality of the use of third-party intellectual property as a training dataset to train AI systems, usage of else’s intellectual property as knowledge base for AI systems, using AI models subject to incoherent or unclear license terms and the potential memorization and reproduction of training datasets by AI systems. We will need to adequately manage these risks in our contractual arrangements with our clients and partners.

From time to time, third parties, including companies with greater resources than us, have asserted, and may in the future assert, patent, copyright, trademark, trade secret and other intellectual property rights against us or against our clients or business partners. For example, on August 23, 2024, Cognizant TriZetto Software Group, Inc. (“TriZetto”) filed a lawsuit against us in the United States District Court for the Northern District of Texas. The lawsuit asserts claims for misappropriation of TriZetto trade secrets relating to its Facets and QNXT software products, breach of contract, and unfair competition. The lawsuit seeks unspecified damages, as well as, among other things, an injunction against us to stop us from using any of TriZetto’s trade secrets. Third parties also have in the past and may in the future assert patent or other intellectual property rights to technologies that we utilize in our business. If we become liable to third parties for infringing or misappropriating their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop alternative technology, obtain a license or cease selling the applications or products that contain the infringing or misappropriated technology. We may be unable to develop alternative technology or to obtain a license on commercially reasonable terms, or at all. An unfavorable outcome in connection with any infringement or misappropriation claim against us as a result of litigation, other proceedings or settlement, could have a material and adverse impact on our business, results of operations and financial position.

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

We cannot be sure that the services and solutions that we offer to our clients do not infringe on or misappropriate the intellectual property rights of third parties. With our adoption of a hybrid work model, the risk that some of our employees may reuse intellectual property of different clients may increase notwithstanding the significant safeguards and policies preventing reuse. Any such instances may give rise to third party claims. These claims could harm our reputation, cause us to incur substantial costs or prevent us from offering some services or solutions in the future. Any related proceedings could require us to expend significant resources over an extended period of time. In most of our contracts, we agree to indemnify our clients for expenses and liabilities resulting from claimed infringements or misappropriations of the intellectual property rights of third parties. In some instances, the amount of these indemnities could be greater than the revenues we receive from the client.

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

In addition, we rely on third-party software to provide some of our services and solutions. If we lose our ability to continue using such software for any reason, including because it is found to infringe the rights of others, we will need to obtain substitute software or seek alternative means of obtaining the technology necessary to continue to provide such services and solutions. Our inability to replace such software, or to replace such software in a timely or cost-effective manner, could adversely affect our results of operations.

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

Many of our development centers in India are registered as Special Economic Zones unit (“SEZ unit”) under the Special Economic Zone Act, 2005 (“SEZ Act”). As per the section 10AA of the Income Tax Act, 1961 (“the Income Tax Act”), SEZ unit who began to provide services on or after April 1, 2005, are eligible for an income tax deduction of 100% of profits or gains derived from the export of services for the first five years beginning with the assessment year relevant to the previous year in which the SEZ unit begins to provide services and 50% of such profits or gains for the five years thereafter. Up to 50% of such profits or gains is also available for a further five years, subject to the creation of a Special Economic Zone Re-investment reserve out of the profit of the eligible SEZ units and our utilization of such reserve to acquire new plants and machinery for the purpose of our business as per the provisions of the Income Tax Act. In the event, we are not able to utilize the SEZ Re-investment reserve for investment in plant and machinery within the timeline specified under the Income Tax Act, we will have to pay taxes on the unutilized reserve following the expiry of year specified. This would result in an increase in our effective tax rate.

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
•
It is carried out in a manner which is normally not employed for a bona fide purpose.

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

We operate in various countries and changes in the tax rates or tax laws of any country could have an impact on our taxes. There could be changes in international tax laws and practices as a result of the OECD Pillars of the Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”) (including “global minimum tax” and taxes on digital services), which may impact our tax cost.

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

The Government of India could change specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities which could adversely affect business and economic conditions in India generally, and our business in particular. We are dependent on RBI to pay all our forex expenses and dividends. Any exchange controls regime impacting ability to remit monies will severely impact ability to deliver services and stock prices (dividend). Any political instability could delay any further reforms and could adversely affect the market for securities of Indian companies, including our equity shares and our ADSs, and the market for our services.

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

Our ability to acquire companies organized outside India or set up step down subsidiaries in India may depend on the approval of the RBI, the Government of India and other regulatory approvals and failure to obtain this approval could negatively impact our business.

The RBI permits acquisitions of companies organized outside of India by an Indian party under the automatic route and without approval if inter alia, the transaction consideration is paid in cash, the transaction value does not exceed 400% of the net worth of the acquiring company as of the date of the acquiring company’s latest audited balance sheet, if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issuance of ADRs or GDRs, or if the proposed acquisition structure falls under the permitted list. However, any financial commitment exceeding $1 billion or its equivalent in a financial year, or certain types of acquisition structures requires prior approval of the RBI under the approval route, even when the total financial commitment of the Indian company is within 400% of the net worth of the acquiring company as per the last audited balance sheet. We need approval from RBI for setting up step down Indian subsidiaries as well.

If we fail to obtain any required approval from the RBI or any other government agency, including overseas regulatory approval for such acquisitions of companies organized outside India, our international growth may become restricted, which could negatively affect our business and prospects.

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

However, in a number of industrial sectors, there are restrictions on foreign investment in Indian companies. Changes to the policies may create restrictions on our capital-raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies or pricing restrictions on the issuance of ADRs / GDRs may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

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

Under the Indian Companies Act, 2013, a company incorporated in India must offer its holders of equity shares pre-emptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such pre-emptive rights have been waived by three-fourths of the shareholders (based on percentage of shareholding in the company) voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise pre-emptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933 as amended (“the Securities Act”) is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their pre-emptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise pre-emptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

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

Under Indian law, a company may acquire its own equity shares without seeking the approval of the court or tribunal in compliance with prescribed rules, regulations and conditions of the Indian Companies Act, 2013. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the SEBI (Buy-back of Securities) Regulations, 2018 as amended from time to time (“Buy-back regulations”). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Indian Companies Act, 2013 and the provisions of the Buy-back Regulations. In order for ADS holders to participate in our purchase of our own shares under the tender offer route, we must obtain exemptive relief from the U.S. Securities and Exchange Commission and the ADS holders need to take certain actions in order to convert the ADSs into equity shares and tender the equity shares into the tender offer.

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

The Substantial Acquisition of Shares and Takeovers (SEBI)Regulations, 2011 (“the Takeover Code”) as amended from time-to-time is applicable to publicly listed Indian companies. Therefore, the provisions of the Takeover Code apply to us and to any person acquiring our equity shares or voting rights in our company, including the ADSs.

The acquisition of shares or voting rights which entitle the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert), along with persons acting in concert with the acquirer, to exercise 25% or more of the voting rights in or control over the target company, triggers a requirement for the acquirer to make an open offer to acquire at least 26% of the total shares of the target company for an offer price determined as per the provisions of the Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is agreed to acquire such shares or voting rights. In the event that, pursuant to completion of the open offer, the shareholding of the acquirer along with the persons acting in concert with the acquirer exceeds the maximum permissible non-public shareholding, the acquirer is required to bring down the non-public shareholding by adopting the methods permitted by SEBI to facilitate compliance with the public shareholding threshold within the timeline as prescribed under the Securities Contract (Regulation) Rules, 1957. Furthermore, acquisition of shares or voting rights by an acquirer who, together with persons acting in concert with the acquirer, holds 25% or more of the shares or voting rights in the target company, shall trigger the requirement to make an open offer where the additional shares or voting rights acquired would entitle the acquirer (along with persons acting in concert with the acquirer) to exercise more than 5% of the voting rights in the target company.

Upon the acquisition of shares or voting rights in a publicly listed Indian company such that the aggregate shareholding of the acquirer is 5% or more of the shares of the company, the acquirer is required, within two working days of such acquisition, to disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

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

As per the Corporate Policy on Capital Allocation, “Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/special dividend, subject to applicable laws and requisite approvals, if any.”

Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividends, if any). Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes. We declare and pay dividends in Indian rupees. The Finance Act, 2020 has replaced the Dividend Distribution Tax with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In light of the above changes under the Income Tax Act, a company paying dividends to shareholders is required to withhold tax at the applicable rates prescribed under Indian Income Tax Act read along with the applicable tax treaties with respective countries (together with Multilateral Instrument “MLI” as applicable), subject to providing various tax forms including a tax residency certificate by non-resident shareholders.

If the effective rate of tax at source on dividend increases in the future, or new forms of taxes on distribution of profits are introduced, the dividend amount receivable by our shareholders after taxes may decrease.

Indian listed companies that made a public announcement for a share buyback after July 5, 2019, were required to pay additional income tax on such buyback of shares under section 115QA of the Income Tax Act. As a result, the tax liability arising from buybacks was borne by Indian companies, while shareholders were granted an exemption under section 10(34A) of the Income Tax Act. However, pursuant to the Finance (No. 2) Act 2024, section 115QA of the Income Tax Act will no longer apply to any buyback of shares undertaken on or after October 1, 2024. As a result, the exemption previously available to shareholders under section 10(34A) of the Income Tax Act will cease to be available. Any consideration received by shareholders from a buyback of shares on or after October 1, 2024 under section 2(22)(f) will be treated as dividend income taxed as ‘income from other sources’. Such income will be subject to withholding of tax at the applicable rates prescribed under Indian Income Tax Act read along with the applicable tax treaties with respective countries (together with MLI as applicable) subject to providing various tax forms including tax residency certificate by non-resident shareholders. For the purposes of computing the capital gain under the Indian Income Tax Act with respect to the shares bought back, consideration received by the shareholders shall be deemed to be NIL as per section 46A of the Income Tax Act, thus resulting in a capital loss in the hands of the shareholders. Such capital loss shall be eligible for set-off and carry forward as per section 74 of the Income Tax Act.

Additionally, effective April 1, 2026, Buyback proceeds will be taxed as Capital Gain, rather than dividend income. Promoters will be subject to an additional Income Tax on the capital gain arising from buyback. Accordingly, the total tax payable by a promoter will consist of the regular capital gains tax plus the prescribed additional tax.

From April 1, 2025, open market buyback (through stock exchanges) is no longer permitted. Open market has been the preferred mode of buyback since it allows the company to buy shares at market price and has higher EPS accretion compared to a tender-offer buyback, as well as ease in execution of the same. Under the new regulation, with open market buyback being phased out, our ability to do buybacks and provide higher EPS accretion for remaining shareholders may be impacted.

“EACH INVESTOR OR PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISORS WITH RESPECT TO INDIAN AND LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.”

Item 4. Information on the Company

COMPANY OVERVIEW

Infosys Limited provides AI-first business consulting and technology services, to enable organizations to unlock AI value at scale. With over four decades of experience in managing the systems and workings of global enterprises, Infosys accelerates business transformation through its AI-first value framework, deep domain expertise, and unique ability to orchestrate innovations from its AI-native partner ecosystem. Infosys’s strategy is to be the navigator for its clients as they ideate, plan and execute on their journey to an AI-first future.

Our vision is to build a globally respected organization delivering best-of-breed business solutions, leveraging technology, delivered by best-in-class people. We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (“C-LIFE”).

Our primary geographic markets are North America, Europe, Rest of the World, and India, which generated 56.1%, 32.1%, 8.9% and 2.9% of our revenues in fiscal 2026 respectively. We serve clients in the following industries: financial services and insurance; retail, consumer packaged goods and logistics; communication; telecom original equipment manufacturer (“OEM”) and media; energy, utilities, resources and services; manufacturing; hi-tech; life sciences and health care.

Our revenues grew from $16,311 million in fiscal 2022 to $20,158 million in fiscal 2026, representing a compound annualized growth rate of 5.4%. Our net profit grew from $2,968 million to $3,316 million during the same period, representing a compound annualized growth rate of 2.8%.

Between March 31, 2022, and March 31, 2026, our total employees grew from 314,015 to 328,594, representing a compound annualized growth rate of 1.1%.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated on July 2, 1981, in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. In June 2011, we changed our name from Infosys Technologies Limited to Infosys Limited, following approval of the name change by our Board, shareholders, and the Indian regulatory authorities. The name change was intended to reflect our transition from a provider of technology services to a partner with our clients solving business problems by leveraging technology. We made an initial public offering of equity shares in India in February 1993 and were listed on stock exchanges in India in June 1993. We completed our initial public offering of American Depositary Shares (“ADSs”) in the United States in 1999. In August 2003, June 2005 and November 2006, we completed sponsored secondary offerings of ADSs in the United States on behalf of our shareholders. Each of our 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing in Japan. In 2008, we were selected as an original component member of “The Global Dow”, a worldwide stock index made up of 150 leading blue-chip stocks. Following our voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, we began trading of our ADSs on the NYSE on December 12, 2012, under the ticker symbol INFY. We were inducted into the Dow Jones Sustainability Indices in fiscal 2018.

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

Principal Capital Expenditures and Divestitures

Capital expenditure

In fiscal 2026, 2025 and 2024, we spent $306 million, $263 million and $266 million, respectively, on capital expenditures. All our capital expenditures were financed out of cash generated from operations. As of March 31, 2026, we had contractual commitments of $141 million for capital expenditure. These commitments included $109 million in domestic purchases and $32 million in overseas commitments.

Refer to Note 2.10 “Business Combinations” in Item 18 of this Annual Report on Form 20-F for details of acquisitions done by the company.

B. BUSINESS OVERVIEW

OUR INDUSTRY

Technology continues to fundamentally reshape businesses across industries worldwide. AI is increasingly being applied to fine‑tune domain‑specific capabilities and industry‑focused use cases. Clients are navigating the challenge of rapidly reinventing their processes and systems in the AI era, which requires a strong understanding of emerging technologies, new ways of working, and a deep appreciation of AI ecosystems, business processes, and operational practices.

We are supporting clients transform in every aspect of their businesses through technology - ranging from building a robust digital core to reimagining business operations — to enhance agility, efficiency, and resilience, while accelerating growth initiatives. Responsible business practices, including the adoption of ESG principles, continue to gain momentum. During the year, organizations increasingly focused on reconfiguring cost structures, improving resilience and agility, delivering personalized experiences for customers and employees, and launching innovative and disruptive products and services.

Businesses are also seeking to address complex challenges using generative AI in ways that deliver measurable outcomes. These include enhancing and personalizing customer interactions, improving efficiency across marketing and sales functions, strengthening code quality, and boosting workforce and organizational productivity. The emergence of generative AI, with its potential for broader automation, and value creation, is expected to significantly accelerate workforce transformation.

At the same time, the traditional services market remains intensely competitive, driven by rapid change and the entry of new players in specialized technology niches. Infosys’ industry expertise, end‑to‑end service capabilities, scalable digital solutions, established platforms, strong quality and process excellence, distributed agile global delivery model, experienced leadership team, skilled workforce, and proven execution track record continue to be recognized as key differentiators.

OUR STRATEGY

Our strategic objective is to build a sustainable and resilient organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees, generating profitable returns for our investors and contributing to the communities that we operate in.

Our clients and prospective clients are faced with transformative business opportunities powered by advances in software and computing technology, especially in AI. These organizations are dealing with the challenge of having to reimagine their core offerings, processes and systems rapidly and position themselves as leaders in their industry. Our strategy is to be a navigator for our clients on their AI journey and help them unlock business value. We help our clients ideate, plan and scale their AI future by building strong data foundations with robust cloud capabilities. At the same time, we are also conscious of the need to build adequate safeguards around privacy, ethics, and controls through Responsible AI practices, which we are evangelizing not only within the company, but also across the industry.

In 2018, we embraced a four-pronged strategy to strengthen our relevance with clients and drive accelerated value creation:

•
Scale Agile Digital
•
Energize the Core
•
Reskill our People
•
Expand Localization

The technology services industry has experienced several major shifts. The current AI transition, however, is different – not merely incremental, but transformational.

Unlike prior waves centered on deterministic software and application-led modernization, AI compels a foundational redesign of enterprise systems, architectures, and operating models. AI‑native systems are built on probabilistic inference, continuous learning, and agent‑based execution.

AI’s impact unfolds across multiple, interdependent dimensions across technology, business, and talent.

Technology – enterprises are shifting from application‑centric stacks to platforms that incorporate intelligent agents, orchestration layers, and adaptive learning components.

Business – operating models are evolving as workflows move away from linear, role‑based execution toward AI‑driven operating loops that continuously sense, decide, and act.

Talent and organization – the nature of work is changing materially; emphasis moves from code creation toward orchestration, system supervision, domain interpretation, and outcome validation. This necessitates new roles, large‑scale reskilling, and a recalibration of workforce composition.

Infosys AI vision:

We aspire to be the leading partner to “unlock AI value” and deliver business outcomes on revenue growth, cost optimization and innovation.

We have a two-pronged strategy for AI: AI first services – To capture new demand to drive growth, AI augmented services – To reinvent existing services to win higher wallet share.

These are built on a strong foundation of platforms, intellectual property, ecosystem partnerships, and talent base,

Our AI first services are inherently designed with AI as the core execution layer, enabling new business models, products, and revenue streams for our clients by embedding intelligence directly into enterprise operations and decision making.

Our AI augmented services enhance our existing offerings by integrating AI into established systems and workflows, improving efficiency, personalization, and outcomes for our clients while preserving and extending the value of current investments.

We have developed over 25 industry focused AI playbooks that codify repeatable use cases, domain context, and execution patterns. This enables enterprises to systematically scale AI adoption, accelerate outcomes across growth, efficiency, and innovation, and progress confidently from experimentation to enterprise wide impact.

AI First Value Framework

We unveiled our AI first value framework to help global enterprises unlock AI value at scale, harnessing the power of our industry-leading generative and agentic AI suite, Infosys Topaz. This move opens a new frontier in IT services and will enable the company to tap into an incremental AI first services opportunity of USD 300-400 billion by 2030 as per market estimates.

Our AI‑first value framework is designed to support this journey, helping clients move beyond experimentation and responsibly scale AI as an integral component of their enterprise systems. The framework defines six value pools through which AI can deliver meaningful, sustainable business impact. These value pools are deeply interconnected, reflecting the complexity of real‑world enterprises and legacy environments. Together, they provide a structured and disciplined path to orchestrate data, technology, and operations at scale.

•
AI Strategy & Engineering: Design and implement AI strategies, platforms, and architectures tailored to business needs. By orchestrating AI agents, proprietary platforms, and third-party tools on purpose-built infrastructure, enterprises can move beyond experimentation to establish a unified, enterprise-wide AI operating model.
•
Data for AI: Prepare enterprise data, both structured and unstructured, for AI model readiness. By building AI-ready data platforms and applying AI-grade data engineering (including finger printing and synthetic data services), organizations can convert raw data into a trusted strategic asset that fuels advanced analytics, predictive intelligence, and more informed, real-time decision-making.
•
Process AI: Transform core business processes by integrating AI agents and human expertise, with a focus on redesigning end-to-end workflows. It enables domain-aware agents to work alongside humans to drive step-change improvements in efficiency, experience and deliver business outcomes across functions and industries.
•
Agentic Legacy Modernization: Leverage AI agents to reverse-engineer existing estates, understand their intent and progressively modernize them without disruption. This helps enterprises reduce technical debt while gaining the agility to respond to changing business demands.
•
Physical AI: Design intelligent products and embed AI into physical devices so they can capture sensor data, interpret signals, and take real-time action. By combining digital twins, robotics, autonomous systems, and edge intelligence, organizations can reimagine products, operations, and experiences where digital and physical converge.
•
AI Trust: Ensure AI systems and agents embrace responsible, secure, and ethical AI practices across their entire lifecycle. From embedding risk assessments and policy design to security testing and governance enterprises can scale AI with confidence while meeting regulatory, ethical, and risk expectations.

We are already collaborating with 90 percent of our top 200 clients on their AI journeys. Clients see Infosys as their preferred partner to unlock AI value and deliver business outcomes on revenue growth, cost optimization, and innovation.

Platforms and IP:

We are leveraging our purpose-built, composable and open agentic services suite Infosys Topaz Fabric and our collaboration with AI disruptors to deliver both AI augmented and AI First Services to clients.

Infosys Topaz Fabric is an enterprise grade AI services layer architected within Infosys Topaz, that operationalizes AI by embedding enterprise context across data, applications, processes, and systems. Built on our AI first value framework, Infosys Topaz Fabric integrates models, data pipelines, agents, and platforms across diverse technology environments. It enables organizations to reimagine business processes building on existing investments and bringing together AI-led capabilities out-of-the-box while maintaining strategic autonomy.

Infosys Topaz AI Next is a Unified AI Platform designed to enable AI-driven orchestration of complex, multi-agent enterprise workflows across humans, AI agents, and enterprise systems. It combines EdgeVerve’s product innovation with Infosys’ global scale to transform both enterprise operations and core business functions. It empowers large and mid-sized enterprises globally to move from traditional operations to digital-native, AI-driven enterprises.

Infosys Topaz Fabric has been designed for clients who have already made AI investments and are looking for a composable and modular agentic AI platform to help accelerate their AI journey. Infosys Topaz AI next addresses clients who are looking for an end-to-end vertically integrated AI platform to reimagine their core business processes.

By institutionalizing enterprise knowledge and process semantics, these platforms ensure that AI solutions remain relevant, scalable, and tightly linked to business outcomes. The platforms are engineered to support continuous value realization across the AI lifecycle, from rapid experimentation to large scale production deployment. Responsible AI, security, governance, and assurance are embedded by design, enabling enterprises to deploy AI with confidence and control.

As enterprises scale AI adoption, the effectiveness of an AI first organization depends fundamentally on contextual grounding. We believe the strategic investments we have made and continue to make position us well to advise and support our clients in traversing the current structural shift in technology.

AI partnership ecosystem:

Our partnerships are also fundamental to converting AI strategy into business impact. We have a very strong AI partnership ecosystem spanning:

1.
Infrastructure compute platforms
2.
Cloud
3.
AI model developers
4.
Data and analytics
5.
Enterprise applications
6.
Security technologies and
7.
Physical AI

The partnerships enable best in class AI solutions with the flexibility and resilience required for AI native, agent driven enterprises. We have a broad spectrum of over 50 partners working across the Infosys AI value framework to enable our clients transformation journey.

OUR STRUCTURE

Our go-to-market business units are organized as:

•
Financial Services and Insurance
•
Retail, Consumer Packaged Goods, Transportation and Logistics
•
Communications, Telecom OEM and Media
•
Energy, Utilities, Resources and Services
•
Manufacturing
•
Hi-Tech
•
Life Sciences and Healthcare
•
Others including India, Japan, China, Infosys Public Services and identified enterprises in public services

Our solutions have been primarily classified as AI first services and AI augmented services, products and platforms:

AI-first services:

•
Innovate
•
Assure
•
Orchestrate
•
Insight
•
Transform
•
Modernize

AI augmented services:

•
Application management services
•
Application development services
•
Infosys Quality Engineering
•
Product engineering and management
•
Consulting
•
Cloud and Infrastructure services
•
Enterprise application services
•
Support and integration services
•
Business Process Management
•
Cybersecurity

Our Key Products & Platforms include:

•
Infosys Cortex
•
Infosys Cyber Next
•
Infosys Equinox
•
Infosys Finacle
•
Infosys Helix
•
Infosys McCamish
•
Infosys Topaz Fabric
•
Infosys Topaz AI Next*
•
Infosys Wingspan
•
Panaya
•
Stater Mortgage Services

* Erstwhile Infosys EdgeVerve platforms are now subsumed under Infosys Topaz AI Next

OUR SOLUTIONS AND CAPABILITIES

We provide our clients with a full range of business and technology solutions and capabilities, comprising:

(1) Consulting

Infosys Consulting is reshaping the consulting services landscape through AI‑first, outcome‑driven delivery, helping enterprises translate strategy into sustained, measurable business value at scale. By closely integrating strategic intent with execution, we enable clients to accelerate growth, enhance productivity, foster innovation and strengthen resilience in an increasingly complex and dynamic business environment.

As the consulting arm of Infosys, Infosys Consulting brings together strategy, technology and execution capabilities, underpinned by reusable domain assets, an AI augmented workforce and an AI Value Office focused on realized business outcomes.

Our AI‑led approach is anchored in four integrated capabilities: defining a clear enterprise AI value thesis and strategic priorities; designing the human–AI operating model; orchestrating execution at scale across platforms and ecosystems; and ensuring continuous value realization with embedded trust, governance and assurance.

With a presence across more than 50 countries spanning North America, EMEA and APAC, Infosys Consulting combines global scale with deep local relevance. Our market leadership is further reinforced by consistent recognition in Forbes’ America’s Best Management Consulting Firms list for 11 consecutive years, as well as inclusion in Forbes Best Management Consulting Companies Worldwide in 2025, reflecting our ability to deliver enduring and measurable value for clients globally.

  (2) Enterprise Service Capabilities

SAP

The Infosys SAP Practice delivers end‑to‑end consulting, implementation and managed services, enabling enterprises to modernize their core operations and transition to AI‑first operating models. Anchored in a cloud‑first and AI‑first approach, and powered by Infosys Topaz, we help clients transform at scale with speed and efficiency. We leverage AI agents built on SAP Joule and the SAP Generative AI Hub, alongside AI‑native provider ecosystems such as

OpenAI, Anthropic and GitHub, to deliver SAP S/4HANA Cloud transformations while maintaining a clean core and supporting long‑term agility.

Infosys supports organizations in accelerating their SAP S/4HANA Cloud journey and unlocking business value by infusing intelligence across enterprise processes. By leveraging SAP Business Technology Platform (BTP), SAP Business Data Cloud (BDC) and advanced AI innovations, we provide real‑time insights, data‑driven decision‑making and autonomous actions across the value chain. Our production‑ready AI and agent‑based solutions empower enterprises to respond more rapidly to market and demand shifts, while strengthening operational resilience and efficiency.

As a RISE with SAP Validated Partner, with multiple partner recognitions and as an acknowledged leader in SAP services by industry analysts, we help simplify clients’ migration to SAP S/4HANA and delivers cost and performance optimization through comprehensive RISE with SAP and GROW with SAP offerings. We further enable process excellence, transformation governance and user adoption through SAP Signavio, LeanIX and WalkMe, helping organizations build future‑ready digital cores that support sustained growth, innovation and intelligent enterprise outcomes.

Oracle

The Infosys Oracle Practice, marking nearly three decades of strategic partnership with Oracle, enables AI‑first enterprise transformation across Oracle ERP, SCM, CX and HCM platforms, supported by industry solutions and end‑to‑end infrastructure and technology modernization. Our differentiated approach helps embed client‑specific AI capabilities and intelligent agents within Oracle applications and industry clouds using our differentiated approach that leverages AI to transform the implementation, operation and optimization of Oracle programs across applications, infrastructure and technology estates. Together, these capabilities accelerate time‑to‑value, strengthen operational resilience and foster continuous innovation, reinforcing Infosys’ leadership in AI‑led Oracle Cloud and industry transformation.

Enterprise Application Integration (“EAIS”)

The EAIS Practice enables clients to navigate the next phase of AI‑led transformation through a comprehensive portfolio of integrated service offerings. The practice delivers end‑to‑end consulting, implementation, integration and support services to create differentiated, AI‑driven enterprise outcomes. These include innovative digital experiences enabled by agentic process automation, streamlined operations through AI‑led process solutions, accelerated software development leveraging AI‑first platforms, and resilient supply chains powered by best‑of‑breed enterprise packages.

Aligned with our Infosys AI‑First vision, EAIS helps clients evolve into connected enterprises through offerings spanning Cloud‑First Integration, Cloud‑Native Development, Agentic Process Automation, AI development platforms and Digital Supply Chain solutions. Together, these capabilities support scalable transformation, enhanced agility and sustained business resilience.

Enterprise Integration and Orchestration for AI: This dedicated practice focuses on establishing a robust digital backbone for MCP‑driven value networks. It provides standardized and centralized integration solutions that accelerate digital adoption, simplify legacy landscapes and enable technology displacement through cloud and digital integration. Core capabilities include agentic API management, open APIs, MCP gateways and iPaaS solutions. We also deliver real‑time data streaming architectures leveraging platforms such as Confluent, enabling event‑driven, responsive, data‑in‑motion ecosystems. These capabilities help clients unlock real‑time insights, power agentic AI and process automation, and build scalable, future‑ready digital backbones.

Agentic Process Automation: This practice helps enterprises reimagine business processes through agentic automation to deliver superior customer experiences, enhance workforce productivity and enable innovative business models. We offer our clients a comprehensive suite of process transformation capabilities spanning process discovery, mining, optimization and automation. These are delivered through leading platforms including Pega, Appian, Camunda, Unqork, Celonis, ARIS, UiPath, Blue Prism, Power Apps and related technologies.

AI‑Led Application Development: This competency focuses on building modern business platforms and intelligent applications by harnessing AI‑driven development models. Leveraging platforms such as Devin, Anthropic and Infosys Topaz, We help accelerate application design, development and modernization. The practice also specializes in designing, building and operating cloud‑native applications, including microservices and containerized architectures, enabling scalable, secure and agile enterprise transformations.

Digital Supply Chain: Our Digital Supply Chain practice enables cognitive, resilient and increasingly autonomous supply chains through end‑to‑end digital solutions across the value chain. Key focus areas include planning, fulfillment, spend management and asset lifecycle management, supported by deep expertise in order management systems, warehouse management systems, planning, procurement and enterprise asset management. These capabilities help organizations improve visibility, responsiveness and resilience in an increasingly complex global environment.

Microsoft Business Applications Services Practice

The Microsoft Business Applications Practice at Infosys helps enterprises accelerate Digital and AI-enabled transformations by redefining the Customer Experience (“CX”), Employee Experience (“EX”) and Operational Excellence (“OX”) across enterprise functions using D365 ERP & CRM Suite, Business Central, Power Platform, Copilot Studio, Azure AI foundry, and Microsoft Fabric.

AI is embedded across CRM, ERP, and Power Platform journeys, augmenting decision-making, enhancing process intelligence, boosting workforce productivity and accelerating intelligent business operations. Key offerings include Agentic AI solutions built on Custom copilots and AI agents, plus Industry-specific AI playbooks as organisations advance beyond copilots. The practice is also shaping next‑generation, agentic AI operated platforms built on Dataverse and modern data stores, where agents automate end-to-end business processes under human direction, transforming enterprises to become Frontier firms.

Core Capabilities across Microsoft Business Applications

1.
Consulting-led, industry-aligned transformations driven by a consulting-first approach that guides clients through strategy, value realization, and transformation at scale. Our capabilities include AI & digital transformation advisory, industry-specific consulting and business process redesign as well as simplification, harmonization, standardization, and persona-driven experience design.
2.
Agentic AI solutions using Copilot Studio and AI Builder to define and deploy business centric Agentic AI solutions, including joint usecase creation, platform governance, reusable assets, and architectural best practices for scaled enterprise adoption.
3.
ERP (Finance & Supply Chain) Transformations delivering end-to-end ERP modernization across finance, supply chain, manufacturing, warehouse operations, project operations, and asset management on D365 Finance, Supply Chain, Cloud for Sustainability suite, supported by Business Process Automation enabled by Power Automate.
4.
Redefining Customer CX Journeys through End-to-end CX transformation across Sales, Customer Service, Field Service, Marketing, and Contact Center—supported by data-driven customer insights, unified UX design, application modernization, rapid prototyping, and process digitalization using Power Platform.

Enterprise Cloud Application Solutions (“ECAS”)

Infosys ECAS Practice has been a strategic Salesforce partner for over two decades, delivering end‑to‑end advisory, implementation, integration, and managed services across the Salesforce ecosystem. Our services span across Agentforce Sales, Agentforce Service, Marketing Cloud Next, Commerce Cloud, Experience Cloud, Salesforce Platform, Data 360, Agentforce AI, Industry Clouds, and a broad set of AppExchange and AI‑led capabilities, enabling enterprises to drive customer-centric, outcome‑driven transformations.

As a Salesforce Summit Partner, we have made sustained investments in Global Centers of Excellence, industry accelerators, and AI-first delivery models, working in close collaboration with Salesforce to help clients accelerate value realization. We have built a strong partner ecosystem with leading ISVs including Conga, CloudSense, Copado, ServiceMax, and Certinia, strengthening our capabilities across Quote-to-cash, Service transformation, DevOps, and Enterprise Finance, Health and Life sciences use cases. We bring deep vertical expertise across Life Sciences,

Healthcare (Health Cloud), Communications (Communications Cloud), Financial Services Cloud, Automotive Cloud, Manufacturing, Consumer Goods, Retail, Public Sector, and Education Cloud, supported by a strong portfolio of Salesforce-native solutions and accelerators. These solutions are further enhanced by our Customer Experience (“CX”) AI Suite and Salesforce AI accelerators, enabling intelligent automation, predictive insights, and agentic workflows across customer journeys.

The acquisitions of Fluido and Simplus, recognized Salesforce consulting leaders in the Nordics, EMEA, and the Americas, have significantly strengthened our global Salesforce footprint. These acquisitions enhance our ability to deliver industry-aligned advisory, implementation, training, and change‑led adoption programs at scale, while deepening our expertise in cloud-first, experience-led transformations.

Today we are recognised as a leading Salesforce enterprise cloud services provider, uniquely capable of delivering out-of-the-box, AI‑First, industry‑focused Salesforce transformations—from strategy through execution and long‑term value realization.

Digital Design and Experience Capabilities

Our Digital Experience offering spans the entire breadth of services, from Consulting & Advisory to Digital Transformation, Implementation & Integration, Management & Operations, and Business Services, leveraging leading digital experience platforms (“DXPs”) in the market. Following is a summary of our key offerings:

•
User Experience (“UX”) services: This offering focuses on the human interactions our clients want to influence, and then we reimagine the data, content, platforms, brand, and experience to transform their interactions, leveraging generative AI capabilities.
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
•
Content Management & Marketing Operations: Our E2E Marketing Operations includes Content Management services (website management, content strategy, planning & operations, DAM management); Campaign Management (orchestrating multichannel campaigns through email, search engines, display, mobile, social media and mobile app, SEO/SEM); Ad Operations & Trafficking (social media management, promotion management), Creative services (designing multimedia assets including banners, webpages, emails to newsletters, and 2D/3D videos); E-commerce operations (managing Campaigns on marketplaces, catalogue management and loyalty management).
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

Infosys’ in‑house creative digital innovation agency, WongDoody, brings unique capabilities in creative consulting, experience design, immersive experiences, and future-proof marketing.  With more than 350 global awards, over 20 design studios, and more than 15,000 designers, strategists, researchers, and marketers, WongDoody fosters authentic connections between brands and their audiences. Our acquisition of Blue Acorn iCi, a specialty Adobe & Digital Marketing company in the US, continues to enable us to execute on our strategy to support clients on the digital experience services.

Application Development Capabilities

Our Application Development offerings enable clients to build and evolve software that is AI native by design. We combine deep engineering expertise, domain and enterprise context, consultative capabilities, and reusable IPs with embedded AI across the entire application lifecycle—from discovery to deployment. Our approach integrates developer copilots, pre-built Software Development Life Cycle (“SDLC”) agents, AI native architecture, agentic workflows, and context aware data foundations to accelerate delivery, improve quality, and reduce operational friction.

Built on a cloud agnostic, secure by design, and product centric foundation, our solutions are modular, scalable, and continuously adaptable. This helps clients move from digital transformation to sustained digital advantage as ecosystem leaders. Our offerings span AI native product and platform engineering, intelligent business process re-engineering, industry specific solutions and vertical package rollouts.

As part of our AI-first strategy, we have infused AI throughout our software development lifecycle. We utilize leading AI solutions like Github Copilot, Cursor, Claude Code and Devin to name a few. Understanding the challenges of Agentic software engineering, we leverage our homegrown IP like Infosys Topaz Fabric platform for persona-based SDLC assistance, Infosys Agent Control Framework to drive deterministic outcomes from AI with agentic guardrails, along with custom AI models and transformers.

Our Application Development offerings are further strengthened by an integrated Domain Consulting Group (“DCG”) that embeds industry context directly into AI native solution design and delivery. DCG brings together industry experts across segments to drive domain led consulting, thought leadership, and AI assisted solution blueprinting. The group plays a critical role in developing and evolving industry specific solutions, including reusable solution patterns and reference architectures. To enable faster and more responsible AI adoption, DCG has developed AI native blueprints across 23 industry segments, aligned to segment specific priorities, regulatory needs, and value drivers. This deep domain integration has contributed to our recognition by leading analysts across multiple industry focused IT and digital engineering capabilities.

Application Management Capabilities

Our Application Management services empower clients to optimize the cost and efficiency of application operations, strengthen business service resilience, elevate business experience, and foster technological innovation to drive enterprise transformation and growth. We are advancing our capabilities by adopting reimagined application management services powered by agentic AI, which substantially improves efficiency and service quality while leading the transition toward autonomous operations. Our productized service delivery model leverages AI and human process blueprints, as well as Infosys’ Topaz Fabric and partner tools, to enhance productivity and ensure consistent, data-driven, high-quality service delivery.

We have established a comprehensive repository of pre-built, ready-to-deploy AI agents utilizing our proprietary agentic framework. These agents orchestrate application operations workflows by integrating automation bots and conversational AI to deliver self-healing and predictive application operations. By leveraging our codified expertise and deep understanding of client enterprise contexts, our AI agents deliver superior solutions tailored to individual business needs.

We enhance business availability through proactive and predictive monitoring of critical business processes, minimizing the impact of potential disruptions. Our structured, agentic approach to application portfolio analysis and technical debt management accelerates cloud adoption and mitigates security risks, supporting robust and resilient business operations.

Our dedicated team continuously monitors technology and business trends, developing innovative solutions and accelerators that enable us to deliver best-in-class application management services. Strategic partnerships with leading AI pioneers and hyperscalers allow us to integrate the latest AI advancements into our tools and service offerings, enabling us to provide ongoing excellence and future-ready solutions for our clients.

Application Modernization Capabilities

Our application modernization offerings help enterprises transform legacy IT landscapes, reduce technological debt, and improve resilience in increasingly complex business environments. We enable organizations to respond faster to evolving end-user expectations and business priorities while minimizing disruption to ongoing operations. With a strong focus on security, we modernize data and application estates to help enterprises to effectively adapt to the emerging AI and cloud-driven paradigms.

These offerings are delivered through an AI-first, platform-led approach that uses AI to accelerate modernization and significantly improve time to market. Our offerings span the full application modernization lifecycle, combining industry specific solutions across major verticals with deep technology modernization capabilities covering mainframes and other legacy technologies, databases, monolithic architectures, cloud platforms, and low code/no code ecosystems.

Infosys Topaz Fabric underpins this approach by simplifying and accelerating modernization and development journeys. It provides end-to-end SDLC automation through guided workflows and AI-enabled tools. By abstracting underlying technology complexity, the platform improves developer productivity, unlocks actionable insights from legacy systems, reduces dependence on niche skills, and enables faster, more predictable delivery. Its seamless integration with enterprise ALM tools further enhances sprint velocity, release predictability, and overall product quality.

Infosys Quality Engineering Services

Infosys Quality Engineering (“IQE”) is a strategic growth engine that enables enterprises to build resilient, trusted and high‑velocity digital systems in an era defined by AI, cloud and continuous transformation. IQE helps clients move beyond traditional quality assurance toward AI‑first, autonomous and outcome‑driven quality engineering, ensuring that innovation scales with confidence, compliance and reliability. By embedding intelligence across the entire quality engineering lifecycle, IQE is transforming quality from a control function into a critical business enabler. Our focus is on accelerating speed‑to‑value, reducing operational risk and delivering measurable business outcomes as software systems become AI‑driven and autonomous. IQE operationalizes AI value by combining quality engineering excellence with responsible AI practices, scalable platforms, deep domain context and ecosystem partnerships, enabling AI‑led innovation that is both measurable and trusted.

Our strategy is anchored in four core priorities:

AI‑Native Quality Engineering: We are reimagining the quality engineering lifecycle through intelligent, agent‑driven automation that autonomously plans, designs, executes, optimizes and self‑heals testing workflows. This approach enables continuous quality at scale, substantially improving productivity, throughput and delivery predictability across complex, modern digital environments.

AI Trust, Assurance and Governance: IQE establishes enterprise‑grade assurance for AI systems, including large language models, domain‑specific models and agentic workflows. Leveraging proprietary frameworks and platforms, we help clients address risks related to bias, explainability, security, regulatory compliance and model drift, ensuring AI systems remain trusted both before and after deployment.

Data as the Quality Foundation for AI: We strengthen AI outcomes by establishing robust data foundations through advanced data engineering, synthetic data generation, data ecosystem assurance and validation of AI data pipelines, including Retrieval‑Augmented Generation (“RAG”) and vector databases. This ensures AI systems are trained, tested and monitored using high‑quality, representative and compliant data.

People and Capability: We continue to invest in a reskilled workforce that combines deep domain expertise with advanced capabilities in AI engineering, agentic systems, data and responsible AI, ensuring sustained excellence and scalability in AI‑led quality engineering.

Guided by the Infosys AI value framework and supported by strategic alliances, talent transformation initiatives and platform‑led delivery models, IQE is redefining quality engineering as a core enabler of AI‑led enterprise transformation.

Data, Analytics & AI

Infosys Data, Analytics & AI (“DNA”) is shaping the next phase of enterprise reinvention by helping organizations transition to AI First frontier enterprise where intelligence is embedded into most decisions, workflows, processes, systems, experiences and interactions. In the agentic era, value creation moves beyond insights to autonomous business orchestration. Domain aware AI agents reason based on enterprise knowledge and context, while coordinating across functions, and continuously optimizing outcomes. DNA is at the forefront of this shift reimagining how enterprises strategize, build, operate, govern and monetize AI.

For its own services, Infosys DNA is applying agentic AI across the end-to-end service spectrum that includes data, advanced analytics, decision intelligence, AI and governance powered by Infosys Topaz Solution assets leveraging hyperscalers and our AI partner ecosystem.

Our focus has progressed from technology enablement to business centric value engineering. We help clients build portfolios of AI initiatives anchored to measurable results revenue uplift, margin expansion, reduction in cost to serve, cycle time compression, and experience improvement and then industrialize them through a unified operating model spanning Data, ML, LLM, Agentic, AI Apps and governance. This “AI-fication at scale” approach accelerates time-to-value while improving reliability, safety, and compliance.

A differentiator in the agentic era is the ability to create and protect an enterprise’s competitive advantage through knowledge and context. DNA helps the enterprises realize enterprise brain leveraging Infosys Topaz Fabric to harness and codify institutional expertise into governed semantic and knowledge layers connecting policies, systems, data, processes, domain semantics, and real-time signals so AI agents operate with precision, trust, and situational awareness. This transforms enterprise knowledge into a durable competitive moat and unlocking new avenues for AI powered products and services that drive sustainable growth.

Key Offerings

a. Business Value Management

Business Value Management anchors AI transformation into measurable outcomes and revenue-linked metrics. Through a value office model, we define value hypotheses, build and prioritize AI opportunity portfolios, set adoption KPIs, and track realized benefits across productivity, cycle time, cost to serve, experience, and revenue influence. Benchmark driven diagnostics and industry value frameworks keep AI investments aligned to business priorities and value realization.

b. Data for AI

Data for AI establishes a trusted, AI ready data fabric by unifying disparate sources, harvesting knowledge from structured and unstructured data, and implementing AI grade engineering for high quality curated multi modal data products for AI. It combines intelligent cataloguing and harmonization with domain ontologies, knowledge graphs, lineage, security, lifecycle governance, MDM, consumption, decisioning and semantic standardization so enterprises can deploy confidently AI at scale. The AI data fabric becomes the substrate for AI and agentic business systems.

c. Modernization.ai

Modernization.ai renews technology and data estates through AI augmented engineering to accelerate cloud adoption, reduce technical debt, and simplify complex environments with minimal disruption. Using intelligent code understanding, automated refactoring, and cloud native patterns, we modernize platforms while rationalizing and consolidating estates. The outcome is an agile, cost-efficient digital core that supports high velocity innovation, scalable data products, and agentic workflows.

d. Agentic AI Led Business Transformation

Agentic AI Led Business Transformation reimagines core processes by orchestrating AI agents, domain intelligence, and human expertise to deliver business performance at scale. We embed autonomous decisioning into workflows so processes can interpret context, act independently within guardrails, and continuously optimize outcomes. Beyond efficiency, it enables new growth by accelerating AI driven products, services and new monetization business models aligned to enterprise strategy.

e. Unified Operations.ai

Unified Operations.ai replaces fragmented xOps with a single intelligence driven operating fabric with ResponsibleByDesign integrating DataOps, MLOps, LLMOps, AgenticOps, FinOps and observability. Built on agentic architecture, it leverages real time telemetry, unified knowledge layers, and autonomous resolution workflows to reduce operational complexity, improve reliability, lower total cost of ownership, achieves business XLA and amplifies business net promoter score.  Operations shift from reactive to proactive through zero-touch execution.

f. Unified Governance.ai

Unified Governance.ai governs everything from data, models, agents and apps with AI for AI. This provides unified governance operating system to scale AI ensuring trust, ethics, privacy, security, and compliance across the full AI and agent lifecycle. Acting as a continuous control plane, it monitors data quality, model behaviour, agent actions, and consumption patterns to prevent unsafe, biased, or noncompliant outcomes. It establishes governance strategies, operating models, registries, risk frameworks, and policy driven guardrails to industrialize AI responsibly.

Engineering Services

Infosys Engineering Services brings over three decades of deep engineering leadership, partnering with global enterprises to conceive, engineer and realize next‑generation products and platforms across the complete engineering value chain, from concept and design through build, manufacture, operations and sustainment. We help organizations accelerate innovation, deliver differentiated products and experiences, and achieve measurable improvements in cost, quality, speed and sustainability, while meeting stringent industry, regulatory and compliance requirements.

Our mission is to enable clients to engineer an AI‑driven, software‑defined, connected and sustainable future. We work with enterprises to shape transformative product innovation roadmaps that drive growth, differentiation and long‑term value across industries.

We deliver this through an end‑to‑end spectrum of engineering services, combining deep, multi‑disciplinary engineering expertise with digital, AI‑first and platform‑led innovation:

AI‑First Digital Product Engineering: We enable integrated, end‑to‑end product development by combining core engineering capabilities across mechanical, electrical, electronics, silicon and embedded systems, networking and software with AI‑driven design, verification and optimization. Our experience spans complex engineering domains, from lightweight composite aerospace structures and high‑performance turbomachinery to human‑centric medical devices, software products and cloud‑native digital platforms, helping clients reduce time‑to‑market, enhance product performance and unlock lifecycle value at scale.

Bridging the Physical and Digital through Connected Systems: By embedding intelligence across products, plants and operations, we connect the physical and digital worlds using IoT, digital thread, digital twin, cloud and industrial platforms. We support enterprises in designing and operating smart factories, connected assets and autonomous systems, ranging from aerospace MRO and industrial operations to award‑winning connected, electric and software‑defined mobility solutions enabling predictive insights, operational efficiency and new digital business models.

Next‑Generation Networks, Media and Collaboration Platforms: We build and modernize network and communications ecosystems by transforming legacy infrastructures into software‑defined, cloud‑native and AI‑enabled autonomous networks spanning SDN, 5G, private networks and edge platforms. Our capabilities extend across AI‑driven network transformation, media and hi‑tech platform engineering, intelligent unified communications, and cloud‑based contact center and voice AI solutions, enhancing connectivity, scalability, collaboration and immersive digital experiences for enterprises and service providers.

Incubating Emerging Technologies and Ecosystem‑Led Innovation: We scale innovation across next‑generation mobility, software‑defined vehicles (“SDV”), semiconductor engineering, private 5G, Industry 4.0, robotics and Engineering AI. Powered by global engineering labs and a robust ecosystem of partnerships with hyperscalers, technology partners, startups, academia and industry bodies, we accelerate co‑innovation. Strategic acquisitions, including Kaleidoscope Innovation, InSemi and In‑Tech, further strengthen our capabilities in product design, semiconductor engineering and next‑generation mobility, enabling differentiated, market‑relevant solutions and sustained business impact at scale.

Cloud and Infrastructure Management

Infosys delivers one of the industry’s most comprehensive Cloud, Infrastructure, and Security Management portfolios, enabling enterprises to modernize, secure, and operate hybrid and multicloud environments at scale. Anchored in AI‑first, automation‑led, and platform‑driven delivery, we help clients simplify complex IT estates, improve resilience, optimize costs, and accelerate digital and AI‑led business outcomes.

Enterprises are increasingly adopting hybrid and multicloud models, benchmarking internal IT against Hyperscalers on cost, agility, reliability, sustainability, and security. Cloud is no longer just an infrastructure choice it is the foundation for AI, automation, zero‑trust security, and digital business transformation. We address this shift with an integrated, end‑to‑end cloud and infrastructure approach.

Core Capabilities

1.
Unified Hybrid IT & Cloud Management: End‑to‑end management across on prem, private cloud, public cloud, and edge, with workload‑aware migration, modernization, unified observability, and built‑in security and compliance.
2.
Infosys Cobalt - Cloud Transformation at Scale: A comprehensive portfolio of cloud services, solutions, platforms, and industry blueprints enabling composable, cloud‑native, secure, and sustainable enterprise transformation.
3.
Automation‑First, AI‑Driven Operations: The Infosys Automation Suite and Infosys Topaz embed AI and generative AI into infrastructure and cloud operations, enabling predictive, self‑healing environments, reduced manual effort, and faster provisioning.

Strategic Investments Strengthening the Portfolio

▪
GuideVision (ServiceNow Elite Partner): Infosys’ partnership with GuideVision enhances our enterprise service management and digital operations by integrating deep ServiceNow expertise, strategic advisory, large‑scale implementations, and proprietary IP such as SnowMirror, reinforcing cloud‑led, AI‑enabled operations into our existing systems.
▪
Versent Joint Venture (with Telstra, Australia): Infosys’ majority stake in Versent significantly strengthens its cloud, infrastructure, and cybersecurity capabilities in ANZ, combining Versent’s local cloud engineering expertise, Telstra’s connectivity, and Infosys’ global scale, Infosys Cobalt, Infosys Topaz, and advanced security capabilities.

Cyber Security

Infosys Cyber Security practice helps organizations strengthen their cybersecurity posture and stay secure against disruptions arising from increasing cyber threats. We deliver platform centric, AI-powered cybersecurity services that improve cyber resilience and enable rapid adaptation to evolving risks. Our cybersecurity services, encompassing Identity and Access Management (“IAM”), Cloud Security, Data Protection and Privacy, Infrastructure Security, Vulnerability Management, Offensive Security, OT Security, Governance, Risk & Compliance (“GRC”), Cyber Consulting & Advisory, Threat Detection and Response, Managed Security Services, and Security for AI, are secure by design, can scale quickly to meet emerging security trends, and are recognized in the leadership quadrant by leading market analysts.

Our rich global experience in delivering cybersecurity services is augmented by:

▪
State-of-the-art Cyber Defense Centers across the US, EMEA, and APAC. These centers are built to prevent, detect, assess, and respond to cybersecurity threats and breaches.

▪
Engineering and research labs provide our clients with access to advanced threat-hunting capabilities and the latest technology innovations in cybersecurity.
▪
Platform-Powered Services The Infosys Cyber Next platform offers security as a service, leveraging pre-selected, pre-integrated, ready-to-use security technologies to provide deep visibility, lifecycle management, automation, and risk-based prioritization capabilities.
▪
Strategic partnerships with leading cybersecurity software providers, enabling us to offer innovative AI-augmented cybersecurity solutions for secure access, cloud infrastructure, endpoints, applications, email, and more.
▪
Dedicated focus on delivering Security for AI offerings to enterprises, ensuring alignment with the principles of responsible AI adoption.
▪
Acquisition of The Missing Link: Infosys strengthened its end-to-end cloud and cybersecurity capabilities through the acquisition of The Missing Link, an award-winning Australian cybersecurity services specialist. The acquisition expands Infosys global cyber defense footprint by adding advanced Red Team and Blue Team capabilities, a state-of-the-art Global Security Operations Centre (GSOC), and deep expertise across offensive and defensive security, cyber risk assessments, compliance, and managed security services. The Missing Link enhances Infosys presence in the fast-growing Asia-Pacific market while complementing Infosys global cyber defense centers.
▪
Infosys Cyber Next is our cybersecurity service delivery platform. The platform is designed to de-risk enterprise operations and scale security outcomes. The platform is powered by the Infosys Topaz Fabric suite, where security AI agents work to correlate multi-domain telemetry, reduce false positives, and automate responses. With Infosys Cyber Next, we are achieving higher accuracy driven faster and more effective threat detection and remediation. Built on a modern security-mesh-aligned architecture, Infosys Cyber Next unifies cyber operations across the enterprise. The platform helps enterprises overcome challenges such as alert fatigue, tool sprawl, skill shortages, and expanding attack surfaces. It centralizes security insights, automates incident-response workflows, and integrates security tools across the enterprise fabric.

Business Process Management

Infosys BPM provides end-to-end Business Process Management (“BPM”) services. Our consultative approach leverages Generative Business Services prioritizing AI solutions, leveraging deep customer insights, domain expertise, and empathetic intelligence to seamlessly integrate generative AI solutions, agentic AI solutions, and drive innovation. Our AI-driven approach transforms business operations, making them smarter, faster, and more intuitive. The comprehensive approach empowers organization to relentlessly innovate, accelerate growth, build connected ecosystems, and ultimately deliver large-scale business impact. We also continue to leverage AI's benefits for our human-ware through skill enhancement, and reskilling, complex problem-solving, judgmental decision making, and domain expertise.

Infosys BPM offers business process management services such as Finance & Accounting (“F&A”), Sourcing & Procurement (“S&P”), Sales & Fulfilment (“S&F”), Customer Service (“CS”), Human Resource Outsourcing (“HRO”), Legal Process Management (“LPM”), Digital Interactive Services (“DIS”), Digital Transformation Services (“DTS”), Analytics (“AT”), Generative AI, Business Transformation Services, Annotation Services for AI and ML, Learning Services, Master Data Management, Geospatial Data Services, Business Process as a Service (“BPaaS”), Global Capability Centers (“GCC”), Financial Crime Compliance (“FCC”), Trust & Safety (“T&S”), Travel, Transport & Hospitality (“TTH”), and Industry Solutions across industry segments viz, BFSI, Manufacturing, Hi-Tech, Retail, Services, Utilities, Resources & Energy (“SURE”), Telecom etc.

Our platform-based digital capabilities include industry leading policy administration and insurance platform McCamish NGIN; vertical utilities platform in mortgage – Stater, and our joint venture with Hitachi, Panasonic, Mitsubishi and Pasona in Japan for sourcing and procurement, and enterprise capabilities platforms such as APOC (Account Payables on Cloud).

Digital Workplace Services

Infosys Digital Workplace Services (“DWS”) helps enterprises realize measurable productivity gains and business value by reimagining work, workforce, and workplaces through an AI‑first, human‑centric and sustainable approach. By Leveraging intelligent automation, adaptive learning platforms, and connected work environments, DWS enhances employee experience, strengthens operational resilience, and improves agility. Creating a workplace ecosystem that scales, embeds intelligence into everyday work, and delivers enduring value.

Infosys DWS offerings enhance employee productivity, enable seamless collaboration, and support hybrid work models for operational excellence through a blend of technologies and experience-centric solutions:

1.
AI-first Workplace Strategy and Advisory Services: Develops AI‑led workplace strategies, reimagines work with AI, builds ROI‑driven business cases, and advances experience transformation using XMOs and XLAs.
2.
A next‑generation AI service desk: Leverages agentic virtual assistants to personalize, automate, and autonomously resolve IT and HR interactions at scale.
3.
DaaS and Cloud Endpoint Management: Delivers secure, cloud-native device and application management with virtual desktops for improved accessibility and efficiency.
4.
Digital Collaboration to Deliver an AI-enhanced collaboration that helps teams connect seamlessly, automates routine tasks, and enables frictionless information flow to boost productivity and innovation.
5.
Unified Communication:Provides an AI-driven UCaaS platform that modernizes communication by enabling seamless messaging, calling, file sharing, and immersive collaboration for globally distributed teams.
6.
Employee Experience:Designs adaptive, human-centric, AI-led experiences that unify people, processes, and technology to elevate workforce engagement.
7.
Connected and Sustainable Workspaces: Builds future-ready, sustainable workplaces through device circularity, smart buildings, and carbon-footprint intelligence.
8.
Workplace Security: Strengthens workplace security with a cyber-resilient ecosystem and agentic AI that enables autonomous, real‑time threat detection and response.
9.
Experience Management Office (XMO): Facilitates a shift from SLA-based delivery to experience-led outcomes through governance of XLAs for measurable business impact.

Infosys has established dedicated ‘Future of Work’ Zones in Bangalore and Düsseldorf, enabling clients to experience the art-of-possible through AI and emerging technologies that shape the #NextAtWork.

Infosys Center for Emerging Technology Solutions (“iCETS”)

iCETS is the emerging technology incubation partner for Infosys, delivering next‑generation platforms and innovation‑as‑a‑service powered by New Emerging and eXploratory Technologies (“NEXT”).

Driving Next-Generation Innovation: As AI adoption accelerates, Generative AI is scaling from experiments to enterprise deployment, transforming how businesses operate and innovate. ICETS leads this shift by enabling enterprises to apply emerging technologies through a structured, outcome‑driven approach.

A Structured Innovation Journey: Now, Near, and Next- ICETS innovation framework is grounded in a clear and scalable model that balances long-term vision with immediate business impact:

Now – Platforms and Ecosystems: Driving enterprise-scale value through reusable platforms, accelerators, and integration capabilities that operationalize AI at scale. Together, these pillars form a cohesive approach that transforms ideas into measurable business outcomes—ensuring innovation is not only visionary but also executable. At the core of our “Now” strategy is Infosys Topaz Fabric— composable, and interoperable AI agents, tools, services, and models. The stack enables organizations to optimize existing IT processes and eliminate or automate manual tasks. It helps enterprises build on existing investments, through a platform of platforms approach, unlocking value across the enterprise landscape by unleashing, accelerating, amplifying, and maximizing in value-realization. Infosys Topaz Fabric powers this value realization across three interconnected domains:

•
Consulting- Delivers end‑to‑end advisory by combining strategic intelligence, AI insights, and structured frameworks to define priorities, roadmaps, and measurable outcomes.
•
Engineering- Speeds software delivery using modern architectures and AI‑driven automation across builds, modernization, cloud migration, and data engineering.
•
Operations- Enables resilient, outcome‑driven operations through AI‑powered monitoring, automation, self‑healing, and predictive insights.

Near - Scaling Innovation Through Living Labs: Bringing innovation to reality through co-creation, rapid prototyping, and real-world validation, Living Labs enable clients to contextualize, experiment, iterate, de-risk innovations in controlled environments.

Infosys Living Labs are global innovation hubs where clients, partners, startups, and academia cocreate solutions using emerging technologies. They enable rapid innovation across platforms, alliances, and service lines through immersive, client‑centric collaboration.

Client Living Labs deliver Innovation‑as‑a‑Service by addressing client and industry challenges through emerging technologies and rapid experimentation. They are enabled by three flagship programs: IncubateNext for scalable, real‑world innovation; ImagineNext for future opportunity discovery; and SenseNext for converting early market and technology signals into action.

Next – Applied Research Centers (ARC): We drive innovation across AI, cybersecurity, robotics, autonomous systems, quantum computing, and next‑generation interaction models. We innovate across Advanced AI, New Interaction Models, Cybersecurity, Autonomous Machines, Humanoids, and Quantum - bringing research‑driven emerging technologies into enterprises for real client impact.

As AI evolves, transformation will be driven by execution excellence, ecosystem collaboration, and responsible innovation. iCETS is committed to enabling enterprises and Infosys with the research, platforms, and expertise needed to convert emerging technologies into real‑world AI impact.

AI-First GCC

The AI-First GCC Model is a specialized offering that accelerates the setup and transformation of GCCs into AI-powered hubs for innovation and growth. This new offering empowers enterprises to reimagine their GCCs as strategic assets that drive innovation, agility, and competitive advantage.

The model provides an end-to-end path from comprehensive setup support to scalable talent strategies and operational readiness, while enabling AI-led transformation with production-grade agents and a unified fabric. We design the GCC to serve as a modernization hub for driving transformation across business operations, software engineering, and technology operations.

The model brings in leverages Infosys Topaz Fabric for building and scaling reliable production-grade AI agents, run applied and agentic AI at enterprise scale, and Infosys Topaz suite of services to infuse AI-first services and solutions across the GCC lifecycle. It is further complemented by Infosys’ expertise in leveraging AI to transform business processes, making them smarter, faster, and more intuitive.

By unifying technology, talent, and transformation capabilities, we enable clients to turn their GCCs into scalable innovation engines that deliver global mandates and business growth imperatives. Key capabilities include:

•
End-to-end New GCC Setup: Delivering fully integrated GCC lifecycle management, from strategy development and site selection to entity setup, recruitment, and operational launch.
•
GCC scale up and transformation: Embedding enterprise AI capabilities across GCC operations, driving cost efficiency, faster time-to-market, and new business opportunities.
•
GCC Carve Outs:Exploring opportunities for the takeover of GCCs, carving out specialized services like Testing, R&D, or partial/full divestment of existing GCCs.

In addition, we’ve established a bespoke Joint Value Office within the GCC model to ensure enterprise-wide alignment, measurable impact, and sustained transformation. This centralized function co-owns and manages the integrated roadmap in collaboration with Client stakeholders, prioritizing high-value use cases across lines of businesses. It will track benefit realization through defined KPIs, foster adoption through structured change management, and ensure accountability across business and technology teams.

Services Brands:

Infosys's services brands - Infosys Cobalt, Infosys Topaz, and Infosys Aster - represent focused, domain-led offerings that bring together the Company's capabilities and expertise to address distinct enterprise transformation needs. Each brand embodies a dedicated suite of services, solutions, and platforms designed to help clients navigate and accelerate their journey across cloud, AI, and marketing.

Infosys Aster

Infosys Aster is an AI-amplified marketing suite that delivers engaging brand experiences, enhanced marketing efficiency, and accelerate effectiveness for business growth. It drives AI-led transformation of marketing with an integrated, real-time view across customers, brands, channels, and trends enabling companies to increase ROI from marketing. Infosys Aster is helping redefine the future of marketing through generative and agentic AI enabling enterprises to scale personalized experiences, drive real-time customer engagement, and orchestrate intelligent, autonomous marketing journeys that continuously learn, adapt, and deliver measurable business impact across the entire value chain. Leveraging data as a foundational strength—unifying first, second, and third‑party data into a governed, AI‑ready ecosystem that powers real-time insights, predictive intelligence, and audience segmentation, Infosys Aster delivers unmatched advantages for B2B and B2C brands helping scale new markets and increase customer loyalty. Brands that have used Infosys Aster have realized a big increase in repeat buyers, improvement in the cost of marketing operations, and increase in sales. Key benefits of Aster include:

a. Engaging brand experiences: Infosys Aster delivers lasting connections with its  human experience design approach amplified by the power of technology. Utilizing advanced technologies like real-time Unreal Engine 3D, AR/VR/XR, and digital twin CGI modeling, it delivers immersive experiences that foster customer intimacy. By taking advantage of AI-powered customer and marketing data platforms, it enables brands to unlock insights from data while also drawing on the power of ecosystems to deepen omnichannel engagement.

b. Enhanced marketing efficiency: The suite combines gen AI‑amplified content and creative services, intelligent recommendations from the MarTech stack, and marketing insights to deliver cost-effective campaigns faster. It also boosts efficiencies through marketing shared services by centralizing and automating content and design operations, reducing time and cost to activate campaigns. The suite’s AI capabilities, powered by Infosys Topaz, help brands improve channel efficiencies by analyzing performance data and adapting strategies in real time.

c. Accelerated effectiveness for business growth: Infosys Aster helps businesses create shared digital foundations, to create new avenues to value for sales and marketing. AI-driven analytics and customer insights help marketers increase customer lifetime value by personalizing outreach, nurturing meaningful conversations, and garnering high-quality leads.

d. Driving growth by leveraging AI: Infosys Aster has been creating memorable brand experiences for several Fortune 100 clients helping them scale in their markets. AI elevates brand experiences by using predictive marketing analytics to anticipate customer needs, behaviors, and preferences. Complemented with ecosystem partners, customer intelligence and real‑time insights, brands can deliver timely, relevant experiences shaping smarter campaigns, more resonant messaging, and demand‑aligned inventory decisions. Augmented with agentic AI, brands go further, deploying autonomous agents that plan, execute, and refine experiences dynamically, ensuring consistency, relevance, and impact across the customer journey helping drive growth.

Infosys Aster is built on a strong foundation of Cloud, Data & AI ecosystems of Infosys powered by Infosys Cobalt and Infosys Topaz, supported by a range of industry leading products including Adobe, Sitecore, Magnolia, Optimizely, Newgen, SAP Commerce, and amplified by a range of AI assets and tools that enables a comprehensive range of functions like creative services, content supply chain, MarTech, e-commerce, performance marketing and marketing operations.

Infosys Cobalt

Infosys Cobalt is a comprehensive suite of services, platforms, and solutions that acts as a force multiplier for cloud‑powered, AI‑native enterprise transformation. It enables organizations to adopt cloud, data, and AI in a cohesive, scalable, and secure manner supporting sustainable growth, operational resilience, and long‑term value creation. Built to be secure by design, AI‑first, and sustainability‑focused, Infosys Cobalt helps enterprises navigate complex digital transformations while maintaining architectural consistency, regulatory compliance, and economic discipline.

Infosys Cobalt provides enterprise‑grade cloud and data foundations that enable organizations to scale advanced analytics, enterprise AI, and intelligent automation across business functions. By embedding AI across the transformation lifecycle from strategy and architecture to modernization and continuous optimization Infosys Cobalt enables enterprises to move from fragmented experimentation to production‑grade AI programs that deliver measurable business outcomes. This approach strengthens decision‑making, accelerates innovation, and improves enterprise resilience while ensuring responsible and sustainable adoption of AI at scale.

A key element of Infosys Cobalt is Fabric for Cloud, which unifies fragmented cloud capabilities across the enterprise by embedding an AI-first mindset and a platform-driven approach throughout all cloud life‑cycles including discovery, architecture, migration, operations, optimization, and governance. By applying intelligent reasoning, pattern recognition, and automation, Fabric for Cloud enables more consistent and informed decision‑making across architecture design, modernization pathways, reliability, cost optimization, and compliance. This enables enterprises to adopt more resilient, efficient, and repeatable cloud operating models as transformations scale across portfolios, geographies, and business units.

As organizations move from technology adoption to enterprise‑wide transformation, Infosys Cobalt is anchored by a consulting-led approach to reimagine business and operating models. Through consulting‑driven discovery and strategy, Infosys helps organizations rethink operating models, technology landscapes, and value streams, aligning business ambition with cloud and AI execution. A consulting led approach brings a heuristic philosophy that establishes an outcome‑driven foundation, ensuring transformations are economically viable, architected for scale, and capable of delivering sustained business impact. By integrating cloud, AI, and data into core business processes, Infosys Cobalt enables enterprises to unlock new revenue opportunities, improve operational efficiency, and deliver differentiated experiences, while embedding security, compliance, governance, and sustainability by design to support long‑term resilience in an increasingly complex and regulated environment.

At its core, Infosys Cobalt reimagines enterprise technology as an enabler of intelligent, adaptive, and resilient organizations. Through a consulting‑led, platform‑driven convergence of cloud, AI, data, and industry expertise, Infosys Cobalt enables enterprises to continuously evolve products, services, and operating models scaling innovation responsibly and sustaining long‑term value creation across business functions and geographies.

Infosys Topaz

Infosys Topaz is our AI augmented set of services and solution assets that acts as a universal orchestrator across our service lines to infuse AI and Agentic AI in every services we offer to the client. Infosys Topaz adopts a poly AI approach to accelerate adaptability and flexibility with blueprints, playbooks and Infosys Topaz Responsible AI framework.

Infosys Topaz driving homogenous AI talent transformation, skill development and competencies aligned to our AI First value framework.

With Infosys Topaz, businesses can re-imagine the work, workplace, and workforce to drive business agility, enhance customer experience and gain competitive edge in the market.

Infosys is taking the AI-first approach to its own transformation, with Agentic AI at the forefront of our strategy for both internal implementations and client solutions. We are bringing the power of AI to accelerate our own enterprise transformation, even as we build incremental value from micro-changes, to improve client service, reimagine business processes, and boost productivity. Through Infosys Topaz Fabric, we are developing specialized agents for ourselves and our clients. These include specialized AI Agents that enhance productivity across the enterprise.

Infosys Topaz Center of Excellence played a pivotal role in industrializing AI across client ecosystems, delivering several Generative AI engagements. This strong execution was underpinned by deep engineering rigor and a relentless focus on measurable business outcomes. We also saw significant traction in agentic AI, with several agent‑based solutions successfully deployed in production and generating tangible value for our customers.

Building on this delivery momentum, we continued to strengthen our AI leadership by forging strategic partnerships with AI‑native companies, deepening alliances with hyperscalers, and collaborating closely with innovative industry startups. Innovation remained core to our strategy, with rising number of AI patents filed during the year. Reflecting our sustained momentum and execution strength, Infosys was recognized as a Leader in AI and Generative AI by leading industry analysts during the year.

(3) Products & Platforms

Infosys Finacle

Finacle is an industry leader in digital banking solutions. Finacle's Next-Gen, AI-powered banking platform and SaaS services are fully composable and cloud-native, enabling banks to engage, innovate, operate and transform better. Finacle’s AI stack infuses industry-leading intelligence, Model Context Protocol, MLOps, LCNC and design-to-code capabilities across journeys and workflows in core banking, digital engagement, lending, payments, cash management, wealth management, treasury, revenue management and blockchain. The platform's holistic Data-to-AI approach helps banks to harness AI at scale, and deliver smarter decisions, contextual offerings, and meaningful experiences. Trusted in over 100 countries, Finacle enables over a billion people and millions of businesses, to save, pay, borrow, and invest better, every day.

Infosys Equinox

Infosys Equinox is an AI-first, composable commerce platform built for the agentic era, enabling enterprises to deliver intelligent, autonomous, and personalized commerce experiences across channels, customers, and AI agents. Powered by a future ready MACH X architecture (Microservices based, API first, Cloud native, Headless, and eXtensible), it embeds domain trained AI, decisioning, and agent orchestration directly into the commerce lifecycle, from product discovery and pricing to fulfillment and customer service. Our modular design, partner ecosystem, and commerce as a service operating models allow enterprises to start where they need, adapt continuously, and scale intelligent commerce with speed, governance and confidence.

Infosys Helix

As the U.S. Healthcare payer industry grapples with higher medical cost utilization, payers are exploring avenues to optimize their core administration cost by transforming their legacy systems and fragmented data silos. Infosys Helix is a cloud-native, AI-first platform built as modular, composable suite of capabilities, empowering payers to modernize their core administrative functions—from enrollment to claims to billing—without disrupting care delivery. Leveraging Machine Learning and Generative AI in reactive and agentic behavior, Infosys Helix reimagines functional processes in achieving higher accuracy and lower turn-around times in key business transactions. Infosys Helix is offered in Software as a Service (“SaaS”) and Business Process as a Software (“BPaaS”) models delivering business value accrued through both IT operations and business operations of Payer organizations.

Infosys McCamish

Infosys McCamish offers platform-based insurance process management solutions and services insurance companies across a broad array of insurance products, distribution models and platform deployment options. Core offerings include products and services in Individual Life Insurance and Annuities, Employer sponsored Benefits and Retirements and Producer Management and Compensation. In addition to providing the VPAS Platform in License, and SaaS engagements, Infosys McCamish also provides end to end BPM Policy administration services on the VPAS Platform which provides BPM and SaaS-BPM hybrid engagement.

Infosys Topaz Fabric

Infosys Topaz Fabric is a purpose-built agentic services suite. It is a foundational enabler for the new generation of AI native services. And at its real core, it brings together multilayer AI capabilities across infrastructure, AI models, enterprise data, applications, and workflows that can be composed into an agent ready ecosystem. Infosys Topaz Fabric is interoperable with leading AI tools, platforms and models in the market, helping enterprises remain model-agnostic, while building on top of their existing AI tooling investments instead of a “rip and replace” approach.

The focus is on driving client value, driving rapid AI adoption, delivering services with greater resilience and driving speed of change across greenfield and Bluefield transformation. In Infosys Topaz Fabric we are building blueprints, design patterns, orchestration and run time layers that are required to run agent native service deliveries.

Infosys Topaz Fabric is focused on five key areas.

•
Building multilayer AI capability to enable infra models, data applications, and workflows to be orchestrated together, rather than operating in silos.
•
Prepackaged journeys and agentic service suites that are aligned with our service offerings to facilitate faster and more consistent value delivery.
•
Enterprise application adapters and Media Transfer Protocol (“MTP”) servers integrate both modern and legacy applications to participate effectively within the agentic environment.
•
Enterprise knowledge fabric combines structured organizational data with deep tribal knowledge, enabling the agentic ecosystem to function in real-world contexts.
•
Hybrid intelligence by combining frontier LLMs with specialized small language models that we have developed to support our service ecosystem.

Our key focus is to help organizations move fast in AI adoption journey without breaking the foundation of organizational practices they have relied on thus far. Therefore, we need to help them move their AI adoption, starting right where they are and connecting them to their north star, by bringing in ready-made patterns, ready-made connectors and generic blueprints to shorten time to value. We stay focused on orchestration and not replacement. The fabric works with legacy and modern applications and AI native tools while ensuring zero lock-in, which means clients can continue to use the technology choices they have already made.

Infosys Topaz Fabric is designed with strong built in controls with key human handoffs and enterprises grade processes to ensure accountability and compliance. Infosys Topaz Fabric embeds AI into the flow of work, essentially embedding directly into the user and customer journeys across the applications and platforms they use.

Infosys Topaz AI Next

Infosys Topaz AI Next (Earlier EdgeVerve AI Next) is a Unified AI Platform designed to enable AI-driven orchestration of complex, multi-agent enterprise workflows across humans, AI agents, and enterprise systems, delivering complex transformations at scale. Aligned with Infosys Topaz, the platform represents the coming together of EdgeVerve’s AI platform capabilities with Infosys’ enterprise-grade AI-first offerings.

Through intelligent orchestration of workflows and decisioning systems, supported by robust governance and lifecycle management, the platform enables enterprises to continuously adapt, innovate, and thrive in an increasingly dynamic digital landscape, minimizing disruption while maximizing agility, productivity, and business value. Infosys Topaz AI Next is a catalyst for AI-first enterprise reimagination, combining EdgeVerve’s product innovation with Infosys’ global scale to transform both enterprise operations and core business functions. It empowers large and mid-sized enterprises globally to move from traditional operations to digital-native, AI-driven enterprises.

Infosys Wingspan

Infosys Wingspan continued to play a key role in strengthening Infosys’ human capital agenda by enabling scalable, accessible, and future‑focused learning across enterprises. As an AI‑first, mobile‑first talent transformation platform, Infosys Wingspan supported organizations in responding to rapid technology shifts, evolving workforce expectations, and the growing need for continuous reskilling. The platform reinforced learning as a core people capability—integrated with productivity, workforce readiness, and long‑term talent sustainability.

Infosys Wingspan was increasingly leveraged as part of enterprise‑wide people and transformation initiatives, including Training as a Service (TaaS), digital and GenAI skilling programs, and structured onboarding and transition journeys. Infosys Wingspan augmented the comprehensive talent transformation ecosystem, supporting diverse learner needs across roles, skills, and career stages for helping enterprises be AI literate and proficient.

Through guided learning pathways, role‑based journeys, and blended learning models, the team enabled seamless learning experiences that combined self‑paced digital content, instructor‑led programs, and experiential learning. Social and collaborative learning, decentralized content creation, and analytics‑driven insights helped foster a culture of continuous learning and shared ownership of capability building.

Its scalable architecture and mobile accessibility enabled consistent learning experiences across geographies, while outcome‑oriented measurement frameworks helped organizations assess learning effectiveness and align capability development with business priorities.

Infosys Panaya

Panaya, a SaaS-based company certified by SAP, Oracle, and Salesforce.com, offers an all-in-one platform for Smart Testing solutions and Change Intelligence tailored for ERP, CRM, and cloud business applications.

Panaya accelerates and de-risks digital landscapes with AI-powered Test Automation, Test Management, and Impact Analysis. Panaya focus on ease of use and an intuitive interface ensures seamless collaboration between business and IT, empowering business users and IT professionals to gain real-time visibility and control over their projects. This capability enables faster releases and continuous delivery of high-quality software.

Since its founding in 2006, Panaya has been a trusted partner for a number of Fortune 500 companies to drive rapid, quality testing and change management in their enterprise business applications.

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

OUR CLIENTS

We market our services to enterprises throughout the globe. We have a strong market presence in North America, Europe and Asia Pacific.

Our revenues for the last three fiscal years by geography are as follows:

Geography	Fiscal
	2026	2025	2024
North America	56.1%	57.9%	60.1%
Europe	32.1%	29.8%	27.6%
Rest of the World	8.9%	9.2%	9.8%
India	2.9%	3.1%	2.5%
Total	100.0%	100.0%	100.0%

Our revenues for the last three fiscal years by business segment were as follows:

Business Segments	Fiscal
	2026	2025	2024
Financial Services	27.9%	27.7%	27.4%
Manufacturing	16.3%	15.5%	14.5%
Energy, Utilities, Resources and Services	13.3%	13.3%	13.0%
Retail	12.9%	13.5%	14.7%
Communication	12.2%	11.7%	11.7%
Hi-Tech	7.8%	8.0%	8.1%
Life Sciences	6.9%	7.3%	7.5%
All other segments	2.7%	3.0%	3.1%
Total	100.0%	100.0%	100.0%

For fiscal 2026, 2025 and 2024, our five largest clients together contributed 12.9%, 13.2% and 13.3%, respectively, of our total revenues.

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

SALES AND MARKETING OVERVIEW

We have organized our sales and marketing functions into teams across 59 countries around the world. At Infosys, everything we do has its roots in our purpose ‘To amplify human potential and create the next opportunity for people, businesses and communities.’

As navigators of enterprise transformation, we enable businesses to unlock AI value at scale. With over four decades of experience in managing the systems and workings of global enterprises, we accelerate business transformation through our AI-first value framework, deep domain expertise, and our unique ability to orchestrate innovations from our AI-native partner ecosystem.

Our extensive geographic footprint, combined with deep industry knowledge, enables us to leverage global expertise tailored locally to serve every client's needs. Our focus on helping global enterprises unlock AI value at scale is enabled by the power of our industry-leading generative and agentic AI suite, Infosys Topaz.

Brand Infosys is counted among the world’s Top 100 brands and is committed to being a well-governed, environmentally sustainable partner for our clients where deep talent expertise, in an inclusive workplace, help them navigate their next.

COMPETITION

We operate in an environment marked by intense competition in traditional services, rapid technological change and the continued emergence of specialized players addressing niche areas. Advances in cloud, AI and platform architectures have lowered barriers to entry, enabling niche providers to offer focused solutions, including software‑as‑a‑service platforms, industry‑specific products, and increasingly, configurable AI models, agents and plug‑ins embedded directly into enterprise workflows. At the same time, large technology platforms continue to expand their service layers, while clients themselves are selectively insourcing capabilities as AI improves productivity and reduces dependency on external labor‑based models.

In response, we have continued to invest in building differentiated proprietary intellectual property across software platforms and products that enable scalability, relevance and long‑term client value. Our investments in Infosys Cobalt to accelerate enterprise cloud transformation, Infosys Topaz as an AI‑first portfolio of services, solutions and platforms, and Infosys Aster as an AI‑amplified marketing suite reflect our emphasis on platform‑led, outcome‑driven delivery. These offerings are designed to integrate seamlessly with client ecosystems, partner technologies and emerging AI capabilities, while embedding enterprise context, governance and security. This approach allows us to compete effectively in a landscape where value increasingly shifts from standalone services to integrated, AI‑enabled platforms and ecosystems.

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

As of March 31, 2026, we had 328,594 employees, of which 310,887 were professionals involved in service delivery to clients, including trainees. Our culture and reputation as a leader in consulting, technology, outsourcing and next-generation digital services enable us to attract and retain some of the best talent.

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

During fiscal 2026, we received 5,884,480 employment applications, interviewed 450,901 applicants and extended offers of employment to 87,286 applicants. These statistics do not include our subsidiaries.

INTELLECTUAL PROPERTY

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. As of March 31, 2026, we have 973 pending or registered patents in India, the EU, the United States and other key jurisdictions. Infosys Limited and its subsidiaries also have over 900 trademarks pending or registered across classes identified for various goods and services across 51 countries. We require employees, independent contractors and whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

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

EFFECT OF GOVERNMENT REGULATION ON OUR BUSINESS

Regulation of our business by the Indian government affects us in several ways. We benefit from certain tax incentives promulgated by the Government of India, including the export of services from SEZs. As a result of such incentive, our operations have been subject to relatively lower Indian tax liabilities. Any change in applicable laws, regulations, or government policies could adversely impact the availability or extent of such incentives and, consequently, our results of operations.

We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991. However, there are Indian laws and regulations that affect our business, including regulations that require us to obtain approval from the RBI and / or the Ministry of Finance of the Government of India in certain cases, to acquire companies incorporated outside India and regulations that require us, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the RBI.

The Indian Companies Act, 2013 has introduced the concept of compulsory corporate social responsibilities. As per the Indian Companies Act, 2013, a company having net worth of rupees five hundred crore or more (approximately $56 million) or turnover of rupees one thousand crore or more (approximately $105 million) or a net profit of rupees five crore or more (approximately $1 million) during the immediately preceding financial year will be required to constitute a Corporate Social Responsibility (CSR) Committee of the board of directors and spend at least 2% of their average net profit for the immediately preceding three financial years on CSR. The CSR committee should consist of three or more directors, at least one of whom will be an independent director, and the company should have a CSR policy approved by the Board. Consequent to the requirements of the Indian Companies Act, 2013, approximately $70 million was contributed towards corporate social responsibility activities during fiscal 2026.

The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits as described in Item 3 – Risk Factors.

LEGAL PROCEEDINGS

Government Investigation

The U.S. Department of Justice (“DOJ”) is conducting an investigation regarding how the Company classified certain H-1B visa-recipient employees in immigration documents filed with certain U.S. government authorities. The Company is engaged in discussions with the DOJ regarding its ongoing investigation and continues its own inquiry regarding the matter. At this stage, the Company is unable to predict the outcome of this matter, including whether such outcome could have a material adverse effect on the Company’s business and results of operations.

Others

Apart from the foregoing, the Group is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Group’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

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

Additionally, we have leased facilities measuring approximately 380,000 square feet in Electronics City which accommodate approximately 5,000 employees.

Our capital expenditure on property, plant and equipment for fiscal 2026, 2025 and 2024 was $306 million, $263 million, $266 million, respectively. All our capital expenditures are financed out of cash generated from operations. As of March 31, 2026, we had contractual commitments for capital expenditure of $141 million.

Our software development facilities are equipped with a world-class technology infrastructure that includes networked workstations, servers, data communication links and videoconferencing.

Currently, we have presence in 290 locations across 59 countries. Appropriate expansion plans are being undertaken to meet our expected future growth.

Our most significant owned and leased properties are listed in the table below.

Location	Building Approx. Sq. ft.	Seating capacity	Ownership	Land Approx. Sq. ft.	Ownership
Software Development Facilities
Bengaluru (Infosys E City), Karnataka	6,508,049	37,590	Owned	4,736,303	Owned
Bengaluru Sarjapur & Billapur, Karnataka	—	—	—	15,510,208	Owned
Bhubaneswar (Chandaka Industrial Park), Orissa	1,375,898	4,383	Owned	1,999,455	Leased
Bhubaneswar (Info Valley Goudakasipur & Arisol), Orissa	1,264,774	4,532	Owned	2,218,040	Leased
Chandigarh (SEZ Campus)	1,135,580	2,546	Owned	1,316,388	Leased
Chennai (Sholinganallur), Tamil Nadu	532,079	4,502	Owned	569,549	Leased
Chennai (Maraimalai Nagar), Tamil Nadu	3,639,091	20,159	Owned	5,617,084	Leased
Hyderabad (Manikonda Village), Andhra Pradesh	2,018,050	12,354	Owned	2,194,997	Owned
Hyderabad (Pocharam Village), Andhra Pradesh	5,665,549	31,636	Owned	19,715,768	Owned
Mangalore (Pajeeru and Kairangala Village), Karnataka	2,307,393	6,715	Owned	15,747,394	Owned
Mysore (Hebbal Electronic City), Karnataka	12,401,394	15,797	Owned	15,362,340	Owned
Pune (Hinjewadi), Maharashtra	537,548	3,805	Owned	1,089,004	Leased
Pune (Hinjewadi Phase II), Maharashtra	5,947,889	32,092	Owned	4,987,787	Leased
Pune (Ascendas SEZ), Rented Building Maharashtra	1,029,206	9,248	Leased	—	—
Thiruvananthapuram, Attipura Village, Kerala	2,739,655	10,735	Owned	2,184,543	Leased
Jaipur (M-City), Rajasthan	780,655	7,143	Owned	1,829,527	Leased
Jaipur (Mahindra World City), Rajasthan	—	—	—	6,452,568	Leased
Nagpur - Dahegaon Village (SEZ campus)	355,753	2,317	Owned	6,193,211	Leased
Indore - Tikgarita Badshah & Badangarda Village (SEZ campus)	351,758	2,211	Owned	3,488,298	Leased
Hubli - Gokul Village (SEZ campus)	363,817	1,573	Owned	1,875,265	Leased
Noida - Plot No A-1 to A-6 Sector 85	844,945	6,200	Owned	1,201,346	Leased
Mohali Plot No I-3 Sector 83 A IT City SAS Nagar	19,430	191	Owned	1,350,365	Leased
Sira Taluk, Tumakur District	48,787	—	Owned	15,303,777	Owned
Kolkata- New Town	314,151	2,259	Owned	2,178,009	Owned
Indianapolis USA Northwest Quarter Sec 23&24th Morion County	170,200	842	Owned	2,362,573	Owned
Shanghai Infosys Technologies (Shanghai) Co. Ltd(1)	1,057,985	4,756	Owned	657,403	Leased

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

OPERATING RESULTS

This information is set forth under the caption entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below and is incorporated herein by reference.

LIQUIDITY AND CAPITAL RESOURCES

This information is set forth under the caption entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below and is incorporated herein by reference.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have committed, and expect to continue to commit in the future, a portion of our resources to research and development. Efforts towards research and development are focused on refinement of methodologies, tools and techniques, implementation of metrics, improvement in estimation process and the adoption of new technologies.

TREND INFORMATION

This information is set forth under the caption entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below and is incorporated herein by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report on Form 20-F. Please also see “Special Note Regarding Forward-Looking Statements.” For a comparison of our results of operations for the fiscal years ended March 31, 2025, and 2024, see the section “Results for Fiscal 2025 compared to Fiscal 2024” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Item 5 in our Annual Report on Form 20-F for fiscal 2025, filed with the SEC on July 01, 2025, and incorporated herein by reference.

Overview

Infosys Limited provides AI-first business consulting and technology services, to enable organizations to unlock AI value at scale. With over four decades of experience in managing the systems and workings of global enterprises, Infosys accelerates business transformation through its AI-first value framework, deep domain expertise, and unique ability to orchestrate innovations from its AI-native partner ecosystem. Our strategy is to be the navigator for our clients as they ideate, plan and execute on their journey to an AI-first future.

Our vision is to build a globally respected organization delivering best-of-breed business solutions, leveraging technology, delivered by best-in-class people. We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (“C-LIFE”). Our strategic objective is to build a sustainable and resilient organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees, generating profitable returns for our investors and contributing to the communities that we operate in.

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

Beginning in 2018, we embraced a four-pronged strategy to strengthen our relevance with clients and drive accelerated value creation:

1.
Scale Agile Digital
2.
Energize the core
3.
Reskill our people
4.
Expand localization

The technology services industry has experienced several major shifts. The current AI transition, however, is different – not merely incremental, but transformational. Unlike prior waves centered on deterministic software and application-led modernization, AI compels a foundational redesign of enterprise systems, architectures, and operating models. AI‑native systems are built on probabilistic inference, continuous learning, and agent‑based execution.

We aspire to be the leading partner to “unlock AI value” and deliver business outcomes on revenue growth, cost optimization and innovation.

We have a two-pronged strategy for AI: AI first services – To capture new demand to drive growth and AI augmented services – To reinvent existing services to win higher wallet share. These are built on a strong foundation of platforms and intellectual property, ecosystem partnerships, talent base, and a strong brand.

Our AI first services are inherently designed with AI as the core execution layer, enabling new business models, products, and revenue streams for our clients by embedding intelligence directly into enterprise operations and decision making. Our AI augmented services enhance our existing offerings by integrating AI into established systems and workflows, improving efficiency, personalization, and outcomes for our clients while preserving and extending the value of current investments.

We unveiled our AI first value framework to help global enterprises unlock AI value at scale, harnessing the power of our industry-leading generative and agentic AI suite, Infosys Topaz. This move opens a new frontier in IT services and will enable the company to tap into an incremental AI first services opportunity of USD 300-400 billion by 2030 as per market estimates.

Our AI‑first value framework is designed to support this journey, helping clients move beyond experimentation and responsibly scale AI as an integral component of their enterprise systems. The framework defines six value pools through which AI can deliver meaningful, sustainable business impact. These value pools are deeply interconnected, reflecting the complexity of real‑world enterprises and legacy environments. Together, they provide a structured and disciplined path to orchestrate data, technology, and operations at scale.

Our primary geographic markets are North America, Europe, Rest of the World and India. We serve clients in financial services and insurance; retail, consumer packaged goods and logistics; communication, telecom OEM and media; energy, utilities, resource and services; manufacturing; hi-tech; life sciences and healthcare.

There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled ‘Risk Factors’ and elsewhere in this Annual Report on Form 20-F.

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

We continue to be carbon neutral across our global operations, for the seventh consecutive year. Our ESG Vision 2030 Refresh articulates our ambition to become climate positive in 2030 by implementing initiatives across Scope 1, 2 and 3 to reduce our carbon footprint and sequester more carbon from the atmosphere than our emissions, thereby going beyond net zero, engaging clients on climate action through our solutions, maintaining 100% recycling of waste water, implementing initiatives to sequester more water than we consume year-on-year and ensuring zero waste to landfill.

Further, our digital skilling programs aim to empower more than 18 million people and enable employment opportunities for more than 500,000 people.  Our commitment to transform and create sustainable communities through new Tech for Good initiatives, CSR efforts, including employee volunteering, healthcare and women’s empowerment is designed to amplify communities. We remain focused on facilitating best-in-class employee experience and be recognized among the best employers in our key operating regions.

We will continue to bring the interests of all stakeholders to the fore through an empowered, diverse and inclusive board while we shape and embrace leading data privacy standards and be recognized as an industry leader in our information security practices.

Industry structure and developments

Fiscal 2026 saw lower interest rates and stable economic sentiment but policy changes and geopolitical uncertainties weighed on the tech services industry.

This was a year of subdued growth with pockets of economic green shoots that have kept technology-led growth active. Radical transformation in technology led by AI is shifting the dynamics of discretionary spending and mounting pressure on traditional IT services.

Global GDP growth remained flat at 3.3% in CY 2025(1). During the same period, the IT services contracted by 10 bps, growing at 4.6% (2). We expect client spending and investments to continue to move towards AI in the near term. These investments are expected to be crucial during this period of economic uncertainty.

We saw AI reshaping the industry in fiscal 2026. We continued to witness businesses attempting to reimagine their cost structures, increase business resilience and agility, personalize experiences for customers and employees, and launch new and disruptive products and services, aided by enterprise AI. With our early lead in AI, we believe we are well-positioned to take advantage of these market opportunities.

(1) NASSCOM Annual Strategic review, 2026

(2) IDC - Technology Spend Forecast

Results of Operations

The following table illustrates our compounded annual growth rate in revenues, net profit, earnings per equity share and number of employees from fiscal 2022 to fiscal 2026:

	(Dollars in millions except per share and employee data)
	Fiscal 2026	Fiscal 2022	Compounded annual growth rate
Revenues	20,158	16,311	5.4%
Operating profit	4,085	3,755	2.1%
Net profit	3,316	2,968	2.8%
Net profit attributable to Owners of the company	3,313	2,963	2.8%
Earnings per equity share (Basic)	0.81	0.70	3.6%
Earnings per equity share (Diluted)	0.80	0.70	3.5%
Number of employees at the end of the fiscal year	328,594	314,015	1.1%
Non IFRS - Other Financial Information(1)
Adjusted Operating Profit	4,228	3,755	3.0%

(1) The adjusted non-IFRS measures exclude the effect of, the provisions of The Labour Codes notified by The Government of India on November 21, 2025 which resulted in an increase in gratuity liability, a defined benefit plan (arising out of past service cost relating to plan amendments) and compensated absences by $143 million, which is recognized in the Consolidated Statement of Comprehensive Income in fiscal 2026. (Refer to section Adjusted Operating profit and Reconciliation of reported operating profit to adjusted operating profit (Non-IFRS financial measures) for further details).

The following table sets forth certain financial information as a percentage of revenues:

(in %)

	Fiscal 2026	Fiscal 2025	Fiscal 2024
Revenues	100.0	100.0	100.0
Cost of sales	69.8	69.5	69.9
Gross margin	30.2	30.5	30.1
Operating expenses:
Selling and marketing expenses	5.1	4.7	4.5
Administrative expenses	4.8	4.7	4.9
Total operating expenses	9.9	9.4	9.4
Reported Operating margin	20.3	21.1	20.7
Other income, net	2.3	2.2	3.0
Finance cost	(0.2)	(0.2)	(0.3)
Profit before income taxes	22.4	23.1	23.4
Income tax expense	5.9	6.7	6.3
Net margin	16.5	16.4	17.1
Non-controlling interests	—	—	—
Net margin attributable to owners of the company	16.5	16.4	17.1
Non IFRS - Other Financial Information (1)
Adjusted Operating Margin	21.0	21.1	20.7

(1) Excludes the effect of Labour Codes (Refer to section Adjusted Operating profit and Reconciliation of reported operating profit to adjusted operating profit (Non-IFRS financial measures) for further details)

Results for Fiscal 2026 compared to Fiscal 2025

During fiscal 2026, the Company continued running Project Maximus, a comprehensive margin expansion program structured across 5 pillars:

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
•
Improving key portfolios - A targeted approach to improve margins on large client engagements and service lines.
•
Optimization of indirect costs - Investing in strategic areas like talent, AI and sales & marketing using the saving from Project Maximus.

Non-IFRS measure

•
We use IFRS and non-IFRS financial measures for financial and operational decision-making, including evaluating period-to-period performance and for making comparisons of our operating results to those of our competitors. In particular we use revenue growth in constant currency and adjusted operating margin as non-IFRS financial performance measures to supplement our IFRS reported financial information. These non-IFRS financial measures should not be considered in isolation or as a substitute for the most directly comparable IFRS measures and should be read alongside information presented on a reported IFRS basis. We believe that these adjustments better reflect the Company's core performance across periods and provide useful supplemental information to management and investors regarding financial and business trends affecting our financial condition and results of operations.
•
We report revenue growth both in reported currency terms and in constant currency terms. Revenue growth in reported currency includes the impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms which represents the growth in revenue excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current period revenues in respective local currencies converted to US-$ using prior period exchange rates and comparing the same to our prior period reported revenues. Refer to the section on Revenue for further details.
•
We calculate adjusted (non-IFRS) operating margin which excludes the effect of the provisions of The Labour Codes notified by The Government of India on November 21, 2025, in gratuity liability, a defined benefit plan (arising out of past service costs relating to plan amendments) and compensated absences. Refer to the section on Operating profit for reconciliation of reported IFRS financial measures to adjusted non-IFRS financial measures.

Revenues

Our revenues are generated principally from services provided either on a time-and-material, unit of work, fixed-price, or fixed-timeframe basis. Many of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause and with short notice periods of 0 to 90 days. Generally, we collect revenues as milestones in the contracts are completed, therefore terminated contracts are only subject to collection for portions of the contract completed through the time of termination. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress of contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a review of our ability and our client’s ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination and a review of the historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price, fixed-timeframe arrangements, or reduced rates. We attempt to use fixed-price arrangements for engagements where the specifications are complete.

The following table sets forth the growth in our revenues in fiscal 2026 from fiscal 2025:

	(Dollars in millions)
	Fiscal 2026	Fiscal 2025	Change	Percentage Change
Revenues	20,158	19,277	881	4.6%

Revenue growth in fiscal 2026 was primarily attributable to an increase in realization due to role mix, improved pricing and productivity, incremental revenue from acquired companies and favorable foreign currency translation.

Refer to the “Our Strategy” section under Item 4 of this Annual Report on Form 20-F for further details.

The following table sets forth our revenues by business segments for fiscal 2026 and fiscal 2025:

Business Segments	Percentage of Revenues
	Fiscal 2026	Fiscal 2025
Financial Services	27.9%	27.7%
Manufacturing	16.3%	15.5%
Energy, Utilities, Resources and Services	13.3%	13.3%
Retail	12.9%	13.5%
Communication	12.2%	11.7%
Hi-Tech	7.8%	8.0%
Life Sciences	6.9%	7.3%
All other segments	2.7%	3.0%

There were significant currency movements during fiscal 2026 as compared to fiscal 2025. The U.S. dollar depreciated by 4.7% against the United Kingdom Pound Sterling, 8.4% against the Euro and 1.5% against the Australian Dollar.

Constant Currency (Non-IFRS measure): Revenue growth in reported currency includes the impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms which represents the growth in revenue excluding the impact of currency fluctuations. Our revenues in reported currency terms for fiscal 2026 was $20,158 million, a growth of 4.6% in comparison to fiscal 2025. As against this, our revenues in constant currency terms for fiscal 2026 grew by 3.1% in comparison to fiscal 2025.

The following table sets forth our business segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of business segment revenues for fiscal 2026 and fiscal 2025 (see Note 2.21.1, under Item 18 of this Annual Report on Form 20-F for additional information):

Business Segments	Business segment profit %
	Fiscal 2026	Fiscal 2025
Financial Services	25.3%	24.6%
Manufacturing	22.1%	19.3%
Energy, Utilities, Resources and Services	25.1%	28.1%
Retail	30.7%	32.3%
Communication	17.7%	17.5%
Hi-Tech	23.1%	24.6%
Life Sciences	20.0%	22.5%
All other segments	14.8%	17.2%

Overall segment profitability has decreased primarily on account of lower utilization, investment in talent, AI, sales and marketing which was partially offset by benefits arising from increased realization through pricing and productivity, improved onsite mix and foreign currency translation.

Manufacturing service profitability was higher in fiscal 2026 mainly on account of improved margins in large deals and higher realization.

Energy, Utilities, Resources and Services profitability was lower in fiscal 2026 mainly on account of acquisition related impact and higher subcontractor cost.

Life sciences profitability was lower in fiscal 2026 mainly due to ramp up and transition costs of large deals and revenues decline. Large deals typically have lower margins in the initial deal period on account of transition and higher onsite mix.

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

The table below sets forth details of efforts expended for onsite and offshore on our IT services professionals for fiscal 2026 and fiscal 2025:

	Fiscal 2026	Fiscal 2025
Onsite effort	23.2%	23.9%
Offshore effort	76.8%	76.1%

Revenues from software services including BPM services represented 95.2% and 95.3% of total revenues for fiscal 2026 and fiscal 2025, respectively. We also generate revenues from products and platforms, which represented 4.8% and 4.7% of our total revenues for fiscal 2026 and fiscal 2025, respectively.

The percentage of revenues from fixed price contracts for each of fiscal 2026 and fiscal 2025 was 54% (in both the fiscal periods) respectively.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization for IT services as the proportion of total billed person months to total available person months, excluding sales, administrative and support personnel. We manage utilization by monitoring project requirements and timetables. The number of technology professionals that we assign to a project varies according to the size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause lower utilization. In addition, we do not utilize our technology professionals when they are enrolled in training programs, particularly during our training course for new employees.

The following table sets forth the utilization rates of billable IT services professionals:

	Fiscal 2026	Fiscal 2025
Including trainees	81.1%	83.4%
Excluding trainees	84.4%	85.5%

The following table sets forth our revenues by geography for fiscal 2026 and fiscal 2025:

Geography	Percentage of revenues
	Fiscal 2026	Fiscal 2025
North America	56.1%	57.9%
Europe	32.1%	29.8%
Rest of the World	8.9%	9.2%
India	2.9%	3.1%

Cost of sales

The following table sets forth our cost of sales for fiscal 2026 and fiscal 2025:

	(Dollars in millions)
	Fiscal 2026	Fiscal 2025	Change	Percentage Change
Cost of sales	14,079	13,405	674	5.0%
As a percentage of revenues	69.8%	69.5%

	(Dollars in millions)
	Fiscal 2026	Fiscal 2025	Change
Employee benefit costs	9,739	9,151	588
Depreciation and amortization	552	569	(17)
Travelling costs	150	149	1
Cost of technical sub-contractors	1,740	1,530	210
Cost of Software packages for own use	301	278	23
Third party items bought for service delivery to clients	1,452	1,589	(137)
Consultancy and professional charges	4	11	(7)
Communication costs	35	34	1
Provision for post-sales client support	(19)	(13)	(6)
Repairs and maintenance	70	59	11
Other expenses	55	48	7
Total cost of sales	14,079	13,405	674

The cost of sales has increased as a percentage of revenues by 0.3% during fiscal 2026 from fiscal 2025, mainly on account of an increase in cost of efforts (comprising of employee and technical subcontractors cost) as a percentage of revenues partially offset by an decrease in third party items bought for service delivery to clients.

The cost of efforts as a percentage of revenues has increased mainly on account of a compensation increase, impact of Labour Codes, reduction in utilization, and higher use of sub-contractors partially offset by an improvement in offshore mix. On November 21, 2025, the Government of India notified Labour Codes. This has resulted in increase in gratuity liability, a defined benefit plan arising out of past service cost relating to plan amendments and increase in compensated absences by $134 million (i.e 0.6% of revenues and 1% of total Cost of Sales) which is recognized in fiscal 2026.

Third party items bought for service delivery to clients include software and hardware which are integral to our overall service delivery to clients.

Gross profit

The following table sets forth our gross profit for fiscal 2026 and fiscal 2025:

	(Dollars in millions)
	Fiscal 2026	Fiscal 2025	Change
Gross profit	6,079	5,872	207
As a percentage of revenues	30.2%	30.5%

The gross margins for fiscal 2026 declined due to increase in cost of sales as a percentage of revenues (as explained above).

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for fiscal 2026 and fiscal 2025:

	(Dollars in millions)
	Fiscal 2026	Fiscal 2025	Change	Percentage Change
Selling and marketing expenses	1,025	898	127	14.1%
As a percentage of revenues	5.1%	4.7%

	(Dollars in millions)
	Fiscal 2026	Fiscal 2025	Change
Employee benefit costs	766	677	89
Travelling costs	56	48	8
Branding and marketing	152	144	8
Consultancy and professional charges	32	19	13
Communication costs	2	1	1
Other expenses	17	9	8
Total selling and marketing expenses	1,025	898	127

The selling and marketing expenses have increased as a percentage of revenues by 0.4% during fiscal 2026 from fiscal 2025, primarily due to compensation increases and increase in headcount.

On November 21, 2025, the Government of India notified Labour Codes. This has resulted in increase in gratuity liability, a defined benefit plan arising out of past service cost relating to plan amendments and increase in compensated absences by $1 million (i.e 0.1% of total Selling and marketing expenses) which is recognized in employee benefit cost in fiscal 2026.

Administrative expenses

The following table sets forth our administrative expenses for fiscal 2026 and fiscal 2025:

	(Dollars in millions)
	Fiscal 2026	Fiscal 2025	Change	Percentage Change
Administrative expenses	969	903	66	7.3%
As a percentage of revenues	4.8%	4.7%

	(Dollars in millions)
	Fiscal 2026	Fiscal 2025	Change
Employee benefit costs	377	337	40
Consultancy and professional charges	200	167	33
Repairs and maintenance	129	123	6
Power and fuel	25	26	(1)
Communication costs	32	38	(6)
Travelling costs	31	27	4
Rates and taxes	35	41	(6)
Insurance charges	37	35	2
Impairment loss recognized/(reversed) on financial assets	4	6	(2)
Commission to non-whole-time directors	2	2	—
Contribution towards Corporate Social Responsibility (CSR)	70	69	1
Other expenses	27	32	(5)
Total administrative expenses	969	903	66

There are no material movements in administrative expenses as percentage of revenues in fiscal 2026 as compared to fiscal 2025.

On November 21, 2025, the Government of India notified Labour Codes. This has resulted in increase in gratuity liability, a defined benefit plan arising out of past service cost relating to plan amendments and increase in compensated absences by $8 million (i.e 0.8% of total Administrative expenses) which is recognized in employee benefit cost in fiscal 2026.

In accordance with the requirements of the Indian Companies Act, 2013, $70 million and $69 million, were contributed towards Corporate Social Responsibility during fiscal 2026 and fiscal 2025, respectively.

Operating profit

The following table sets forth our operating profit for fiscal 2026 and fiscal 2025:

	(Dollars in millions)
	Fiscal 2026	Fiscal 2025	Change
Reported Operating profit	4,085	4,071	14
As a percentage of revenues	20.3%	21.1%

The decrease in reported operating profit as a percentage of revenues for fiscal 2026 from fiscal 2025 was primarily attributable to an increase in cost of sales by 0.3%, selling and marketing expense by 0.4% and administrative expense by 0.1% as a percentage of revenues. The impact of Labour Codes on reported operating profit is $143 million (i.e 0.7% of revenues).

Adjusted Operating Profit (Non -IFRS measures):

Additionally, we calculate adjusted (non-IFRS) operating profit which excludes the effect of the provisions of The Labour Codes as notified by The Government of India on November 21, 2025.

	(Dollars in millions)
	Fiscal 2026	Fiscal 2025	Change
Adjusted Operating profit	4,228	4,071	157
As a percentage of revenues	21.0%	21.1%

Reconciliation of reported operating profit to adjusted operating profit (Non-IFRS financial measures) :

	(Dollars in millions)
	Fiscal 2026 Operating Profit	Fiscal 2026 Operating Margin (%)	Fiscal 2025 Operating Profit	Fiscal 2025 Operating Margin (%)
Reported IFRS	4,085	20.3	4,071	21.1
Adjustments for Impact of Labour Codes (1)	143	0.7	—	-
Adjusted Non-IFRS	4,228	21.0	4,071	21.1

(1) On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020, (“Labour Codes”) which consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment. The Labour Codes, amongst other things introduces changes, including a uniform definition of wages and enhanced benefits relating to leave. The Group has assessed the financial implications of these changes which has resulted in increase in gratuity liability, a defined benefit plan arising out of past service cost relating to plan amendments and increase in compensated absences by $143 million which is recognized in the Consolidated Statement of Comprehensive Income for the year ended March 31, 2026.

We are using non-IFRS financial performance measures to supplement the financial information reported on an IFRS basis. These non-IFRS financial measures should not be considered in isolation or as a substitute for the relevant IFRS measures and should be read in conjunction with information presented on a reported IFRS basis. We believe these adjustments are necessary to reflect the Company's core performance across periods and provide useful supplemental information to management and investors regarding financial and business trends affecting our financial condition and results of operations.

Other income and Finance cost

The following table sets forth our other income and finance cost for fiscal 2026 and fiscal 2025:

	(Dollars in millions)
	Fiscal 2026	Fiscal 2025	Change	Percentage Change
Other income, net	468	425	43	10.1%
Finance cost	47	49	(2)	(4.1)%

Other income for fiscal 2026 primarily includes interest income from investments of $305 million, interest on income tax refund of $46 million, gain on investment of $44 million, foreign exchange gain of $330 million on translation of foreign currency assets and liabilities and foreign exchange loss of $274 million on forward and option contracts. Income tax refund for fiscal 2026, includes interest (pre-tax) on income tax refund of $41 million recognized by the Company based on orders received under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2013-14 and 2017-18 to 2021-22.

Other income for fiscal 2025 primarily includes interest income from investments of $304 million, interest on income tax refund of $41 million, gain on investment of $34 million, foreign exchange gain of $55 million on translation of foreign currency assets and liabilities and foreign exchange loss of $24 million on forward and option contracts. Income tax refund for fiscal 2025, includes interest (pre-tax) on income tax refund of $38 million recognized by the Company based on orders received under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20.

Finance cost is primarily on account of leases. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases.

Functional currency, presentation currency and foreign exchange

The functional currency of Infosys, its Indian subsidiaries and controlled trusts is the Indian rupee. The functional currencies for all the other subsidiaries are the respective local currencies. The consolidated financial statements included in this Annual Report on Form 20-F are presented in U.S. dollars (rounded off to the nearest million) to facilitate the investors’ ability to evaluate Infosys’ performance and financial position in comparison to similar companies domiciled in other geographic locations. The translation of functional currencies of foreign subsidiaries to U.S. dollars is performed for assets and liabilities using the exchange rate at the Balance Sheet date, and for revenues, expenses and cash flow items using a average exchange rate for the respective periods. The gains or losses resulting from such translation are included in other comprehensive income and presented as currency translation reserves under other components of equity.

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

We generate substantially all our revenues in foreign currencies, particularly the U.S. dollar, the Euro, the United Kingdom Pound Sterling, and the Australian dollar, whereas we incur a significant portion of our expenses in U.S. dollar and Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations may be adversely affected as the Indian rupee appreciates against the U.S. dollar. Foreign exchange gains and losses arise from the depreciation and appreciation of the Indian rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currencies in which our revenues for fiscal 2026 and fiscal 2025 were denominated:

Currency	Percentage of Revenues
	Fiscal 2026	Fiscal 2025
U.S. dollar	62.9%	64.2%
Euro	17.4%	16.8%
Australian dollar	4.6%	4.6%
United Kingdom Pound Sterling	4.5%	3.8%
Others	10.6%	10.6%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2026 and fiscal 2025:

	Fiscal 2026 (₹)	Fiscal 2025 (₹)	Appreciation / (Depreciation) of Indian Rupee in percentage
Average exchange rate during the period:
U.S. dollar	88.57	84.56	(4.7)%
Euro	102.89	90.75	(13.4)%
Australian dollar	58.85	55.07	(6.9)%
United Kingdom Pound Sterling	118.85	108.06	(10.0)%

	Fiscal 2026 (₹)	Fiscal 2025 (₹)
Exchange rate at the beginning of the period: (a)
U.S. dollar	85.48	83.41
Euro	92.09	89.88
Australian dollar	53.81	54.11
United Kingdom Pound Sterling	110.70	105.03
Exchange rate at the end of the period: (b)
U.S. dollar	94.84	85.48
Euro	109.00	92.09
Australian dollar	65.02	53.81
United Kingdom Pound Sterling	125.51	110.70
Appreciation / (Depreciation) of the Indian rupee against the relevant currency: ((b) / (a) - as a percentage)
U.S. dollar	(10.9)%	(2.5)%
Euro	(18.4)%	(2.5)%
Australian dollar	(20.8)%	0.6%
United Kingdom Pound Sterling	(13.4)%	(5.4)%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for fiscal 2026 and fiscal 2025:

	Fiscal 2026 ($)	Fiscal 2025 ($)	Appreciation / (Depreciation) of US dollar in percentage
Average exchange rate during the period:
Euro	1.16	1.07	(8.4)%
Australian dollar	0.66	0.65	(1.5)%
United Kingdom Pound Sterling	1.34	1.28	(4.7)%

	Fiscal 2026 ($)	Fiscal 2025 ($)
Exchange rate at the beginning of the period: (a)
Euro	1.08	1.08
Australian dollars	0.63	0.65
United Kingdom Pound Sterling	1.30	1.26
Exchange rate at the end of the period: (b)
Euro	1.15	1.08
Australian dollar	0.69	0.63
United Kingdom Pound Sterling	1.32	1.30
Appreciation / (Depreciation) of U.S. dollar against the relevant currency: ((b) / (a) - as a percentage)
Euro	(6.5)%	0.0%
Australian dollar	(9.5)%	3.1%
United Kingdom Pound Sterling	(1.5)%	(3.2)%

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

We recorded a foreign exchange loss of $274 million and $24 million for fiscal 2026 and fiscal 2025, respectively, on account of foreign exchange forward and option contracts and a foreign exchange gain of $330 million and $55 million on translation of foreign currency assets and liabilities for fiscal 2026 and fiscal 2025, respectively.

Income tax expense

Our profits earned from providing software development and other services outside India are subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be claimed as a credit against our tax liability in India.

We, being a resident company in India as per the provisions of the Income Tax Act, 1961, are required to pay taxes in India on the global income in accordance with the provisions of Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical disclosures on revenues in Note 2.11 of Item 18 of this Annual Report on Form 20-F are based on the domicile of customers and do not reflect the geographies where the actual delivery or revenues-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geography. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenues generated from India and other geographical segments.

The applicable Indian Corporate statutory tax rate for fiscal 2026 and fiscal 2025 was 25.17% respectively. Taxation Laws (Amendment) Act, 2019 has introduced section 115BAA wherein a domestic company can exercise option for a reduced rate of corporate tax without claim of certain deductions mentioned therein including deduction for SEZ units under section 10AA of the Income Tax Act. From fiscal 2025, the income tax expense of the Company has been recognized by applying the provision of section 115BAA of the Income Tax Act without claim of deduction for SEZ units under section 10AA of the Income Tax Act.

In India, we had benefited from certain tax incentives that the Government of India had provided for the export of services from the SEZ units registered under the Special Economics Zones (“SEZs”) Act, 2005 in the prior years. SEZ units who began to provide services on or after April 1, 2005, were eligible for an income tax deduction of 100% of profits or gains derived from the export of services for the first five years beginning with the assessment year relevant to the previous year in which the SEZ unit begins to provide services and 50% of such profits or gains for the five years thereafter. Up to 50% of such profits or gains were also available for a further five years subject to creation of a Special Economic Zone Re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax

Act. In the event, the Company is not able to utilize the SEZ reserve for investment in plant and machinery within the timeline specified under the Income Tax Act, Company will have to pay tax on the unutilized reserve following the expiry of year specified. This would result in an increase in effective tax cost.

For fiscal 2026 and 2025, the income tax expense of the Company has been recognized by applying the provision of section 115BAA of the Income Tax Act without claim of deduction for SEZ units under section 10AA of the Income Tax Act. See Note 2.18, Income Taxes, under Item 18 of this Annual Report on Form 20-F for reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes.

The following table sets forth our income tax expense and effective tax rate for fiscal 2026 and fiscal 2025:

	(Dollars in millions)
	Fiscal 2026	Fiscal 2025	Change	Percentage Change
Income tax expense	1,190	1,285	(95)	(7.4)%
Effective tax rate	26.4%	28.9%

Effective tax rate is generally influenced by various factors including differential tax rates, non-deductible expenses, exempt non-operating income, overseas taxes, tax reversals and provisions pertaining to prior periods, changes to tax regulations and other tax deductions.

Our effective tax rate in fiscal 2026 was lower primarily on account of reversal of tax provision due to receipt of order giving effects received in fiscal 2026 for prior assessment years resulting in reduction in effective tax rate. Income tax expense for fiscal 2026 includes reversals (net of provisions) of $93 million. For fiscal 2026, the tax provisions comprised of reversal of provisions of $152 million made in earlier periods offset by additional tax provision of $59 million pertaining to prior periods.

During fiscal 2026, the Company received orders under section 250 and 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2013-14 and 2017-18 to 2021-22. These orders confirmed the Company’s position with respect to tax treatment of certain matters. As a result, interest income (pre-tax) of $41 million along with the corresponding tax impact was recognized. Further a provision for income tax aggregating $93 million was reversed with a corresponding credit to the Statement of Comprehensive Income. An amount aggregating to $9 million has been reduced from contingent liabilities towards these matters

Income tax expense for fiscal 2025 includes provision (net of reversal) $16 million. For fiscal 2025, the tax provisions comprise of additional provision of $86 million pertaining to prior periods offset by reversal of tax provision of $70 million made in earlier periods.

During fiscal 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company’s position with respect to tax treatment of certain contentious matters. As a result, interest income (pre-tax) of $38 million along with the corresponding tax impact was recognized. Further a provision for income tax aggregating $21 million was reversed with a corresponding credit to the Statement of Comprehensive Income. Also, an amount aggregating to $125 million has been reduced from contingent liabilities.

These reversals and provisions pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

As of March 31, 2026, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $207 million (₹1,964 crore).

As of March 31, 2025, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $226 million (₹1,933 crore).

The amount paid to statutory authorities against the tax claims amounted to $273 million (₹2,594 crore) and $491 million (₹4,199 crore) as of March 31, 2026, and March 31, 2025, respectively.

The amount paid against the tax claims has reduced in fiscal 2026 compared to fiscal 2025 primarily on account of income tax refund received.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature and payments made to Associated Enterprises held as liable for withholding of taxes, among other issues. These matters are pending before various Income Tax Authorities. The Group’s management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group’s financial position and results of operations.

The Company’s Advanced Pricing Arrangement (“APA”) with the Internal Revenue Service (“IRS”) for U.S. branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the U.S. taxable income is based on the Company’s best estimate determined based on the expected value method.

Net profit

The following table sets forth our net profit for fiscal 2026 and fiscal 2025:

	(Dollars in millions)
	Fiscal 2026	Fiscal 2025	Change
Net profit	3,316	3,162	154
As a percentage of revenues	16.5%	16.4%

The increase in net profit as a percentage of revenues for fiscal 2026 as compared to fiscal 2025 was primarily attributable to a decrease in tax expense as a percentage of revenues by 0.8%, which was partially offset by an increase in selling and marketing expense as a percentage of revenues by 0.4% and an increase in cost of sales as a percentage of revenues by 0.3%.

Sensitivity analysis for defined benefit plans for Fiscal 2026 over Fiscal 2025

We provide for gratuity, a defined benefit retirement plan (Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation, or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2026, and March 31, 2025 pertaining to our defined benefit gratuity plan:

	(Dollars in millions)
	As of
	March 31, 2026	March 31, 2025
Benefit obligation at the end	433	294
Fair Value of plan assets at the end	444	319
Funded Status – Net defined benefit plan asset /(liability)	11	25

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

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2026, and March 31, 2025, pertaining to our overseas pension plan:

	(Dollars in millions)
	As of
	March 31, 2026	March 31, 2025
Benefit obligation at the end	197	138
Fair Value of plan assets at the end	190	133
Funded Status – (Net accrued defined benefit plan liability)	(7)	(5)

Further, we also provide for provident fund to eligible employees of Infosys, which is a defined benefit plan as the Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

The following table sets forth the defined benefit obligation and fair value of plan assets as of March 31, 2026, and March 31, 2025, pertaining to our defined benefit provident fund plan:

	(Dollars in millions)
	As of
	March 31, 2026	March 31, 2025
Benefit obligation at the end	1,697	1,622
Fair Value of plan assets at the end	1,659	1,629
Funded Status – surplus /(deficit)	(38)	7
Irrecoverable surplus - effect of asset ceiling	-	(7)
Net defined benefit asset/ (liability)	(38)	-

See Note 2.14.1, Gratuity and pensions, and 2.14.3 Provident Fund under Item 18 of this Annual Report on Form 20-F for disclosures on assumptions used, basis of determination of assumptions and sensitivity analysis for significant actuarial assumptions.

Liquidity and capital resources

Our principal sources of liquidity are cash and cash equivalents, investments, and the cash flow that we generate from operations. We have no outstanding borrowings. We believe that our working capital is sufficient to meet our current requirements. As of March 31, 2026 and 2025, we had $5,396 million and $6,347 million, respectively, in working capital. The working capital as of March 31, 2026, includes $2,341 million in cash and cash equivalents and $1,365 million in current investments. The working capital as of March 31, 2025 includes $2,861 million in cash and cash equivalents and $1,460 million in current investments. We believe that a sustained reduction in IT spending by clients, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or business segments in which we operate, could result in a decline in our revenues and negatively impact our liquidity and cash resources.

Our cash and cash equivalents are comprised of deposits with banks and financial institutions with high credit-ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Cash and cash equivalents are majorly held in Indian Rupees. These cash and cash equivalents included a restricted cash balance of $44 million and $50 million as of March 31, 2026 and 2025, respectively. These restrictions are primarily on account of bank balances held by irrevocable trusts controlled by us. Our investments comprise of mutual fund units, Target maturity fund units and quoted debt securities (including investment in non-convertible debentures), certificates of deposit, commercial paper and government securities. Certificates of deposit and commercial papers represent marketable securities of banks, Non-Banking Financial Companies and eligible financial institutions for a specified time period with high credit rating by domestic credit rating agencies. Investments made in non-convertible debentures represent debt instruments issued by government aided institutions and financial institutions with high credit rating.

A significant portion of our investments, along with our cash and cash equivalents, are fully liquid at any point in time. In addition, our investments are well-diversified in terms of their maturities as well as from a counter-party perspective. Thus, we do not perceive any liquidity risk from our investment portfolio perspective.

The following table sets forth our cash flows for fiscal 2026 and 2025:

	(Dollars in millions)
	Fiscal 2026	Fiscal 2025
Net cash provided by operating activities	4,039	4,351
Net cash provided by / (used) in investing activities	10	(361)
Net cash (used) in financing activities	(4,485)	(2,875)

Net cash provided by operating activities:

Our cash flows are robust. Our operating cash flows have decreased by $312 million in fiscal 2026 primarily on account of higher income tax refunds received during fiscal 2025, higher outflow on working capital and partially offset by an increase in net profits adjusted for non-cash items.

Trade receivables as a percentage of last 12 months’ revenues were 18.4% and 18.9% as of March 31, 2026, and 2025, respectively. Days Sales Outstanding (DSO) based on last 12 months’ revenues were 67 days and 69 days as of March 31, 2026, and 2025, respectively. Days Sales Outstanding has decreased in the current year due to robust collection.

In fiscal 2026, income tax paid under protest, consequent to demand from tax authorities in major tax jurisdictions was $11 million, relating to fiscal 2018, fiscal 2019 and fiscal 2021 to fiscal 2023. Further, in fiscal 2026, refunds received from tax authorities was $408 million relating primarily to fiscal 2012, fiscal 2015, fiscal 2018, fiscal 2020 and fiscal 2022 to fiscal 2025.

In fiscal 2025, income tax paid under protest, consequent to demand from tax authorities in major tax jurisdictions was $90 million, relating to fiscal 2018 to fiscal 2022. Further, in fiscal 2025, refunds received from tax authorities was $821 million relating primarily to fiscal 2007 to fiscal 2018, fiscal 2020 to fiscal 2024.

Net cash provided by / (used) investing activities:

Net cash generated from investing activities for fiscal 2026 was $10 million.

Cash used for business acquisitions was $76 million in fiscal 2026, compared to $377 million in fiscal 2025~~.~~

During fiscal 2026 we paid $76 million, net of cash acquired, towards the acquisitions of MRE Consulting Ltd and The Missing Link. The aggregate purchase consideration of the two acquisitions includes contingent consideration with an estimated fair value of $8 million ($9 million on undiscounted basis) as on the date of acquisition. The contingent consideration is payable over the next two years subject to the achievement of certain financial targets. Additionally, these acquisitions have retention payouts and bonuses payable to the employees of the acquiree amounting to $37 million payable from two to three years from the acquisition date, subject to their continuous employment with the group along with achievement of certain financial targets.

Net cash provided by / (used) in investing activities, relating to acquisition of additional property, plant, and equipment and intangibles, net of sale proceeds of property, plant & equipment’s fiscal 2026 and 2025 was $306 million and $263 million, respectively, for our software development centers. During the year, proceeds from the sale of  Property, Plant and equipment was $31 million, resulting in a gain of $19 million.

During fiscal 2026 and 2025, we invested $10,871 million and $10,601 million, respectively, in marketable securities. Further, we redeemed marketable securities of $11,193 million and $10,825 million of during fiscal 2026 and 2025, respectively. Marketable securities include mutual funds, target maturity funds, quoted debt securities, certificates of deposit and commercial papers.

We redeem investments to fund share-buyback, our business operations, acquisitions, and dividend payouts.

Net cash used in financing activities:

Net cash used in financing activities for fiscal 2026 primarily includes $2,133 million towards dividend payments, $2,006 million towards buyback of shares and $318 million towards payment of lease liabilities. Net cash used in financing activities for fiscal 2025 primarily includes $2,416 million towards dividend payments, $278 million towards payment of lease liabilities and $118 million towards loan repayment of in-tech Holding GmbH at the time of acquisition.

The details of Company’s material contractual commitments and obligations are as below:

Leases

As of March 31, 2026, the total lease liabilities on an undiscounted basis amounts to $1,078 million. For more details on the contractual maturities of lease liabilities refer to Note 2.8 Leases, under Item 18 of this Annual Report on Form 20-F.

Proposed acquisitions

On August 13, 2025, Infosys Singapore Pte. Ltd., a wholly owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 75% of the equity share capital in Telstra Purple Pty Ltd, including some of its subsidiaries (together known as Versent Group), Australia’s leading Digital Transformation Solutions Provider for a consideration including earn-outs and deferred consideration amounting up to AUD 233 million (approximately $152 million), excluding retention bonus and management incentives, subject to regulatory approvals and customary closing adjustments.

Update on acquisition completed after the end of the reporting period

On March 25, 2026, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the equity share capital of Optimum Achieve Holdings Inc., a leading healthcare digital transformation and consulting firm headquartered in USA, along with its other subsidiaries including Optimum Healthcare IT, LLC, for a consideration including earn-outs amounting up to $465 million, excluding management incentives and retention bonus, subject to customary closing adjustments. Subsequently on May 04, 2026, Infosys Nova Holdings LLC has completed its acquisition of Optimum Achieve Holdings Inc.

On March 25, 2026, Infosys Nova Holdings LLC a wholly-owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the partnership interests of Stratus Global LLC, a leading insurance technology partner serving P&C insurers and managing general agents (MGAs), headquartered in USA, for a consideration including earn-outs amounting up to $95 million, excluding management incentives, and retention bonus, subject to customary closing adjustments. Subsequently on April 21, 2026, Infosys Nova Holdings LLC completed its acquisition of Stratus Global LLC.

Other obligations

Refer to Note 2.3, Financial instruments, liquidity risk section under Item 18 of this Annual Report on Form 20-F for the contractual maturity of significant financial liabilities.

Based on the assumptions as of March 31, 2026, we expect to contribute $57 million towards gratuity trusts and $7 million towards pension during fiscal 2027 (See Note 2.14.1, Gratuity and Pension, under Item 18 of this Annual Report on Form 20-F).

Refer to Note 2.18 Income taxes for details about the claims against the Group not acknowledged as debts from Income tax authorities.

The non-controlling shareholders of our acquisitions have a put option which, if exercised, would require the Group to purchase the remaining shares in those entities. The financial liability outstanding as of March 31, 2026, was $103 million on an undiscounted basis.

Contractual commitments

As of March 31, 2026, we had contractual commitments for capital expenditure primarily comprising of commitments for infrastructure facilities and computer equipment aggregating to $141 million. These commitments include $109 million in commitments for domestic purchases as of March 31, 2026, and $32 million in overseas commitments as of March 31, 2026. All our capital commitments will be financed out of cash generated from operations. We expect our outstanding contractual commitments as of March 31, 2026, to be largely completed in a year.

As of March 31, 2026, we had purchase obligations amounting to $2,443 million, out of which approximately 54% is expected to be completed within the next year and the remaining thereafter. Purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

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

The Board in its meeting held on April 23, 2026, recommended a final dividend of ₹25/- per equity share (approximately $0.26 per equity share) for the financial year ended March 31, 2026. The dividend payment is subject to the approval of shareholders in the AGM of the Company to be held on June 23, 2026 and if approved would result in a net cash outflow of approximately $1,067 million (excluding dividend on treasury shares).

* Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS.

Dividend and buyback include applicable taxes.

In line with the capital allocation policy, the Board, at its meeting held on September 11, 2025, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of ₹5/- each from the eligible equity shareholders of the Company for an amount of ₹18,000 crore subject to shareholders’ approval by way of Postal Ballot. The shareholders approved the said proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting through postal ballot, the results of which were declared on November 6, 2025. The Buyback offer comprised a purchase of 100,000,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of ₹1,800 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depositary Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 14, 2025) on a proportionate basis through the “Tender offer” route. The tender period for buyback commenced on November 20, 2025 and was open until November 26, 2025. The Company concluded the buyback procedures on December 4, 2025 and 100,000,000 equity shares were bought back and extinguished. The buyback resulted in cash outflow of ₹18,000 crore (excluding transaction costs). The Company funded the buyback from its free reserves including securities premium as explained in Section 68 of the Companies Act, 2013.

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

Our exposure to market risk is a function of our revenues generating activities and any future borrowing activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency revenues, receivables, and payables.

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
2.	Contract terms to determine future cash flows, categorized by expected maturity terms

Section: Derivative Financial Instruments under Note 2.3, Financial Instruments, of Item 18 of this Annual Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of March 31, 2026, and March 31, 2025.

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

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2026, and March 31, 2025.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years	Same table as above however as all our forward and option contracts mature within 12 months, we do not require further classification.

Refer to Section “Liquidity Risk” under Note 2.3 of Item 18 of this Annual Report, table containing the details regarding the contractual maturities of significant financial liabilities as of March 31, 2026, and March 31, 2025.

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

We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 11(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.3, Financial Instruments, under Item 18 of this Annual Report; table analyzing the foreign currency risk from financial instruments as of March 31, 2026, and March 31, 2025.

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

Components of Market Risk

Exchange rate risk. Our exposure to market risk arises primarily from exchange rate risk. Even though our functional currency is the Indian Rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the Euro, the Australian dollar and the United Kingdom Pound Sterling, whereas we incur a significant portion of our expenses in Indian rupees and U.S. dollars.

Liquidity and capital resources

(1)
The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations may be adversely affected as the Indian rupee appreciates against the U.S. dollar. For fiscal 2026 and 2025, U.S. dollar denominated revenues represented 62.9% and 64.2% of total revenues, respectively. For the same periods, revenues denominated in the Euro represented 17.4% and 16.8% of total revenues, revenues denominated in the Australian dollar represented 4.6% and 4.6% of total revenues while revenues denominated in the United Kingdom Pound Sterling represented 4.5% and 3.8% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, and payables.

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

Critical Accounting Estimates

For details of our critical accounting estimates and judgments refer to the financials under Item 18 in this Annual Report on Form 20-F.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

As on June 15, 2026, set forth below are the respective ages and positions of our directors and executive officers:

Name	Age	Position
Nandan M. Nilekani	70	Non-executive, Non-Independent Chairman
Salil Parekh	61	Chief Executive Officer and Managing Director
D. Sundaram	73	Lead Independent Director
Michael Gibbs	68	Independent Director
Bobby Parikh	62	Independent Director
Chitra Nayak	63	Independent Director
Govind Iyer	63	Independent Director
Helene Auriol Potier	63	Independent Director
Diane Enberg Jurgens (1)	63	Independent Director
Nitin Paranjpe (2)	63	Vice Chairman & Independent Director
Jayesh Sanghrajka	52	Chief Financial Officer
Inderpreet Sawhney	61	Chief Legal Officer and Chief Compliance Officer
Shaji Mathew	55	Chief Human Resources Officer

1) Diane Enberg Jurgens was appointed as a member to the Board effective April 22, 2026.

2) Nitin Paranjpe, Independent Director was appointed as Vice Chairman of the Board effective April 30, 2026.

As on June 15, 2026, the following are the details of membership and chairmanship in Board committees:

Name	Board	AC	NRC	CSR	ESG	RMC	SRC	Cyber Security (Risk Sub-Committee)
Nandan M. Nilekani	Chair
Salil Parekh	●
D. Sundaram	●	●	Chair			Chair	●	●
Michael Gibbs	●	●	●	●		●	Chair	Chair
Bobby Parikh	●	Chair				●	●
Chitra Nayak	●			●	Chair	●	●	●
Govind Iyer	●		●	Chair	●	●		●
Helene Auriol Potier (1)	●				●	●		●
Nitin Paranjpe	●	●	●			●
Diane Enberg Jurgens (2)	●
Total no. of members	10	4	4	3	3	7	4	5

Notes:

1) Helene Auriol Potier was appointed as a member to the Cyber Security Committee (RMC Sub-Committee) effective August 1, 2025.

2) Diane Enberg Jurgens was appointed as a member to the Board effective April 22, 2026.

Chair – Chairperson;

● – Member of the Committee;

AC – Audit Committee;

RMC – Risk Management Committee;

NRC – Nomination and Remuneration Committee;

SRC – Stakeholders Relationship Committee;

CSR – Corporate Social Responsibility Committee;

ESG – Environment, Social and Governance Committee

Size and composition of the Board

The Securities Exchange Board of India (“SEBI”) (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (“Listing Regulations”) mandates that for a company with a non-executive Chairman who is a Promoter, at least half of its board of directors should be independent directors and the Board of directors of the top 1,000 listed companies effective April 1, 2020, shall have at least one independent woman director. As of date, the Board was comprised of ten members, consisting of (i) one non-executive and non-independent Chairman, (ii) one Chief Executive Officer and Managing Director, and (iii) eight Independent Directors. Independent directors constitute 80% of the Board - more than the requirements of the Indian Companies Act, 2013 and the Listing Regulations and as defined by Rule 303A.02 of the NYSE Listed Company Manual. Three out of the ten directors on our Board are independent woman directors, making up 30% of the Board’s strength. The Board periodically evaluates the need for change in its size and composition.

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

Diversity: Representation of gender, ethnic, geographic, cultural, or other perspectives that expand the Board’s understanding of the needs and viewpoints of our clients, partners, employees, governments, and other stakeholders worldwide.

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

Profiles of Directors and Executive Officers

Nandan M. Nilekani (Nandan) is the Chairman of Infosys Limited, which he co-founded in 1981. He also co-founded and is the Chairman of EkStep Foundation, a not-for-profit effort to create a learner-centric, technology-based platform to improve basic literacy and numeracy for millions of children. In January 2023, he was appointed as the co- chair of the “G20 Task Force on Digital Public Infrastructure for Economic Transformation, Financial Inclusion and Development”. He was the Founding Chairman of the Unique Identification Authority of India (UIDAI) in the rank of a Cabinet Minister from 2009 to 2014. Born in Bengaluru, Nandan received his bachelor’s degree from IIT, Bombay. Fortune Magazine conferred on him the title of “Asia’s Businessman of the Year – 2003”. In 2005, he received the prestigious Joseph Schumpeter Prize for innovative services in economy, economic sciences and politics. In 2006, he was awarded the Padma Bhushan. The same year, he was named Businessman of the Year by Forbes Asia. Time magazine listed him as one of the 100 most influential people in the world in 2006 and 2009. Foreign Policy magazine listed him as one of the Top 100 Global Thinkers in 2010. In 2014, he won The Economist Social & Economic Innovation Award for his leadership of India’s unique identification initiative (Aadhaar). In 2017, he received the Lifetime Achievement Award from E & Y. CNBC-TV18 conferred him the India Business Leader award for outstanding contribution to the Indian economy in 2017 and he also received the 22nd Nikkei Asia Prize for Economic & Business Innovation 2017. He was inducted as International Honorary Member of the American Academy of Arts and Sciences in 2019. Business Standard Annual awards 2022 conferred “The Life Time Achievement Award”. TIME Magazine has featured him among 100 Most Influential People in AI-2024. He is the author of “Imagining India” and co-authored with Viral Shah his second book, “Rebooting India: Realizing a Billion Aspirations” and his third book with Tanuj Bhojwani, “The Art of Bitfulness: Keeping Calm in the Digital World” released in January 2022. Nandan’s full profile is also available at: https://www.infosys.com/about/management-profiles/nandan-nilekani.html

Salil Parekh (Salil) as Chief Executive Officer and Managing Director, sets and evolves the strategic direction for the company and its portfolio of offerings, while nurturing a strong leadership team to drive its execution. Salil has helped transform Infosys into a leading digital, cloud, and AI company. Salil has over three decades of global experience in the IT services industry with a strong track record of driving digital transformation for enterprises, executing business turnarounds, and managing successful acquisitions. Salil topped the IT services ranking in Brand Finance’s Brand Guardianship Index (BGI) 2024 for the role of CEO as brand custodian and steward of long-term shareholder value. Over the years Salil has won several CEO leadership awards. Earlier, Salil was a member of the Management Board at Capgemini, and a partner at consulting practice Ernst & Young LLP. He had several leadership positions for 25 years, across US, UK, Europe and Asia. He was responsible for overseeing a business cluster comprising Application Services (North America, UK, Asia), Cloud Infrastructure Services, and Sogeti. He was responsible for the strategy and execution of these businesses – setting direction and enabling rapid client adoption. He was also the Chairman of Capgemini’s North America Executive Council. He was the architect of the North America’s growth and turnaround strategy and was instrumental in setting up their offshoring capabilities. As a Partner at Ernst & Young and is widely credited for bringing scale and value to the Indian operations of the consultancy firm. He holds Master of Engineering degrees in Computer Science and Mechanical Engineering from Cornell University, and a Bachelor of Technology degree in Aeronautical Engineering from the Indian Institute of Technology, Bombay. Salil is on the board of Advance CT, an organization that supports business and innovation in the state of Connecticut. Salil is also on the Board of the US-India Strategic Partnership Forum (USISPF) an organization that works towards strengthening the US-India relationship and promoting collaboration in various sectors, including technology. Salil’s full profile is also available at: https://www.infosys.com/about/management-profiles/salil-parekh.html

D. Sundaram (Sundaram) is the Lead Independent Director of Infosys. He is the Chairperson of the Nomination and Remuneration Committee and the Risk Management Committee, and a member of the Audit Committee, the Stakeholder Relationship Committee and the Cybersecurity risk sub-committee. His experience spans corporate finance, business performance, monitoring operations, governance, mergers & acquisitions, talent / people management and strategy. He joined Hindustan Unilever Limited (HUL), the Indian listed subsidiary of Unilever Plc, as a management trainee in June 1975 and served in various capacities including six years in Unilever, London as Commercial officer: Africa and Middle East (90-93) and as Senior Vice President for South Asia and Middle East (96-99). He was the Chief Finance Officer of HUL from April 1999 to March 2008 and as the Vice Chairman and CFO from April 2008 to July 2009. He is a two-time winner of the prestigious “CFO of the Year for FMCG Sector” award by CNBC TV18 (2006 and 2008). Sundaram is a post-graduate in Management Studies (MMS), Fellow of the Institute of Cost Accountants, and has done Harvard Business School's Advanced Management Program (AMP). He currently serves as an independent director (in addition to Infosys) on the boards of Crompton Greaves Consumer and Schneider Electric Infrastructure. He also served as the Vice Chairman and MD of TVS Capital Funds, a growth capital Private Equity Fund (TVS Shriram Growth Fund.). Sundaram has served as an independent director on the Board of State Bank of India, the largest Commercial bank of the country, between Jan 2009 to June 2014; of SBI Capital Markets between 2002 to 2014 and has been a member of the board of governors of Institute of Financial Management and Research and KREA University, Andhra Pradesh.
Sundaram’s full profile is also available at: https://www.infosys.com/about/management-profiles/d-sundaram.html

Michael Gibbs (Michael) is an Independent Director of Infosys. He is the Chairperson of the Stakeholders Relationship Committee and the Cybersecurity risk sub-committee and serves as a member of the Audit Committee, the Nomination and Remuneration Committee, the Risk Management Committee and the Corporate Social Responsibility Committee. He is the former Group CIO for BP, PLC having responsibility for setting and implementing BP’s IT strategy and providing computing and telecommunications technology services worldwide. As CIO, Michael led a transformation of the IT function at BP, reorganizing the function and operating model. He led improvements in cybersecurity and the application of emerging digital technologies including plans for a migration of legacy data centers to the cloud. Michael served as CIO for various businesses including Conoco Refining & Marketing, Europe and Asia, based in London and ConocoPhillips Supply and Trading, Corporate Functions and Global Downstream, based in Houston. In 2008, Michael returned to London joining BP as VP/CIO, Refining & Marketing, before becoming Group CIO in 2013. Currently, Michael does occasional business consulting and speaking. He has chaired several church and missions boards and currently serves as Vice-Chair of “A Child’s Hope – Haiti” serving the orphans of Haiti. Michael graduated summa cum laude from Oklahoma State University with a degree in Management Science. He completed the Executive Management Program at Penn State University in 1997 and the Concours/Cash CIO Leadership Program in 2004. In 2015, he was

named to CIO magazine’s list of the most influential Global CIOs and ranked as I-CIO’s 2nd most powerful IT executive in Europe. Michael’s full profile is also available at: https://www.infosys.com/about/management-profiles/michael-gibbs.html

Bobby Parikh (Bobby) is an Independent Director of Infosys. He is the Chairperson of the Audit Committee and serves as a member of the Stakeholders Relationship Committee and the Risk Management Committee. He is the Managing Partner of Bobby Parikh Associates, a boutique firm focused on providing strategic tax and regulatory advisory services. Over the years, Bobby has had extensive experience in advising clients across a range of industries. An area of focus for Bobby has been to work with businesses, both Indian and multinational, in interpreting the changes to India’s policy framework and help businesses better leverage opportunities arising from and address challenges resulting from such changes. Bobby has led teams that have advised clients in the areas of entry strategy (MNCs into India and Indian companies into overseas markets), business model identification, structuring a business presence, mergers, acquisitions and other business reorganizations. Bobby’s particular area of focus is providing tax and regulatory advice in relation to transactions and other forms of business reorganizations, whether inbound, outbound or wholly domestic. In this regard, Bobby works extensively with private equity funds, other institutional investors and owners and managers of businesses to develop bespoke solutions that optimally address the commercial objectives underpinning a particular transaction or a business reorganization. Bobby also works closely with regulators and policy formulators in providing inputs to aid in the development of new regulations and policies, and in assessing the implications and efficacy of these and providing feedback for action. Bobby was co-founder of BMR Advisors, a highly regarded tax and transactions firm which he helped establish and run for over 12 years. Prior to forming BMR Advisors, Bobby was the Chief Executive Officer of Ernst & Young in India and held that responsibility until December 2003. Bobby worked with Arthur Andersen for over 17 years and was its Country Managing Partner until the Andersen practice combined with that of Ernst & Young in June 2002. Bobby led the Financial Services industry practice at Arthur Andersen and then also at Ernst & Young. Bobby is a graduate in Commerce from the University of Mumbai and qualified as a Chartered Accountant from the Indian Institute of Chartered Accountants of India in 1987. Bobby’s full profile is also available at: https://www.infosys.com/about/management-profiles/bobby-parikh.html

Chitra Nayak (Chitra) is an Independent Director of Infosys. She is the Chairperson of the Environment, Social and Governance Committee and serves as a member of the Risk Management Committee, the Stakeholder Relationship Committee, the Corporate Social Responsibility Committee and the Cybersecurity risk sub-committee. She has over 25 years of experience in go-to-market, general management, and operations leadership roles at various organizations. She currently serves as a Member of the Board at Vimo, a tech platform for healthcare services access, and was formerly on public boards at Invitae, a medical genetics company; at LifeWorks, a tech-enabled HR services company; at Forward Air, a freight and logistics company. She also was on the board at a private company Intercom, a messaging platform company. She advises startups on go-to-market strategies and is an Executive Advisor at BCG. Most recently, she was the Chief Operating Officer, overseeing the go-to-market strategy at Comfy, a real-estate tech startup and prior to that she was COO at Funding Circle, an online SMB lending marketplace. Chitra has been in leadership roles at Salesforce for eight years as COO, Platform and Senior Vice President, Global Sales Development. She was earlier part of AAA, Charles Schwab, and the Boston Consulting Group. Chitra has a passion for empowering women in the workplace. She is the co-founder of Neythri.org, which supports South Asian professional women. She was also the co-founder of the Salesforce Women’s Network initiative. She has co-created and taught an MBA class on ‘Women in Leadership’ at California State University, East Bay. Chitra holds an MBA with Honors from Harvard Business School, an MS in Environmental Engineering from Cornell University, and a B.Tech in Engineering from the Indian Institute of Technology. Chitra’s full profile is also available at: https://www.infosys.com/about/management-profiles/chitra-nayak.html

Govind Iyer (Govind) is an Independent Director of Infosys. He is the Chairperson of the Corporate Social Responsibility Committee and serves as a member of the Nomination and Remuneration Committee, the Environment, Social and Governance Committee, the Risk Management Committee and Cybersecurity risk sub-committee. Govind retired as a Partner at Egon Zehnder (a Global leadership advisory Firm). Prior to joining Egon Zehnder, Govind worked at Procter & Gamble, Coca-Cola, and Heinz. Govind has served on the Wharton Executive Education Advisory Board and is an active University of Pennsylvania alumnus. He has served on the Advisory Board of Asian Venture Philanthropy Network (AVPN). He is a founding board member and Chairperson of Social Venture Partners in India, Board of Trustees of the Rockefeller Foundation, Governing Board member of the Ashoka University, board member at Karmayogi Bharat, a Special Purpose Vehicle of Department of Personnel and Training, and is a #LivingmyPromise signatory. Govind has a Bachelor of Engineering degree from Regional Engineering College, Trichy, and an MBA from The Wharton School, University of Pennsylvania. Govind’s full profile is also available at: https://www.infosys.com/about/management-profiles/govind-iyer.html

Helene Auriol Potier (Helene) ) is an Independent Director of Infosys. She is a member of the Environment, Social and Governance Committee, the Risk Management Committee and Cybersecurity sub-committee. She has built a truly global career in digital technologies and in the telecommunications industry that has spanned multiple geographies, including the United States, Europe, Africa, and Asia. She started her career in New York in telecommunications in 1986. In 1990, Helene joined the Canadian mobile technology company Nortel Networks Corporation where she spent 15 years and held various senior leadership positions among which were also Vice President Sales Mobile Division Worldwide and Vice President Services & Operations EMEA. In 2005, Helene joined Dell Inc., where she served as CEO Africa, Mediterranean and CEE. She joined Microsoft Corporation in 2008. During her 10 years tenure at Microsoft, she served in various senior leadership capacities including CEO Microsoft Singapore and, Managing Director Artificial Intelligence Europe. From November 2018 to December 2020, she was Executive Vice-President in charge of International Business for Orange. Helene is often called to speak on the topics of digital transformation, corporate governance and ESG. She served as independent director on the boards of Safran SA until May 2025, Mimecast Limited until May 2022, Ispen S.A. until May 2018 and Faiveley Transport S.A. until November 2016. Helene currently serves as independent non-executive director on the boards of Accor S.A., Randstad N.V. and Oddo BHF S.C.A. She chairs the Accor board ESG committee, the Randstad Technology committee and the Oddo BHF board compensation committee. She is also a senior advisor at a leading global private equity firm, she is a member of the INSEAD Governance Council and a Managing Director in Alinerom S.C.I. Helene was ESG co-chair and board member at Institut Français des Administrateurs, (IFA), the French association of corporate directors until June 2024. Helene received a Master of Science in Engineering from Telecom Paris and an Executive MBA from INSEAD. Helene’s full profile is also available at: https://www.infosys.com/about/management-profiles/helene-auriol-potier.html

Nitin Paranjpe (Nitin) is an Independent Director of Infosys and has been appointed as a Vice- Chairman of Infosys Limited w.e.f. 30 April 2026. He is a member of the Nomination and Remuneration Committee, the Risk Management Committee and the Audit Committee. He is currently the Non-Executive Chairman of Hindustan Unilever Limited (HUL) and a member of the Supervisory Board of Heineken NV.  Prior to this, Nitin was a member of the Unilever Leadership Executive performing various roles including Chief People and Transformation Officer, and Unilever’s Chief Operating Officer (COO). Nitin joined HUL in 1987, where he held various roles in marketing and sales, before being appointed as the Chief Executive Officer, India, and Executive Vice President for Unilever, South Asia, in April 2008. He has been the recipient of many awards in recognition of his contribution to business and industry including CEO of the year (Forbes India) and India business leader of the year (CNBC TV18). For his efforts in blazing a trail for diversity, he won the GG2 Hammer Award in 2019 in the United Kingdom. He is also a member of the Board of Indian School of Business. Nitin holds a bachelor’s degree in mechanical engineering and an MBA in Marketing from Jamnalal Bajaj Institute of Management in Mumbai. Nitin’s full profile is also available at: https://www.infosys.com/about/management-profiles/nitin-paranjpe.html

Diane Jurgens (Diane) is an Independent Director of Infosys. She is also a strategic Board Member and Technologist with global C-suite experience, P&L leadership, and a proven track record leading transformation across multiple industries. She currently serves on the boards of Standard Chartered and World 50. At Standard Chartered, Diane serves as an Independent Non-Executive Director and is a member of the Risk and Culture & Sustainability Committees. Previously, as Chief Information Officer for The Walt Disney Company (2020–2023), she led enterprise technology. She also represented Disney on the US-India Strategic Partnership Forum (USISPF). As Chief Technology Officer at BHP (2015–2020), Diane spearheaded innovation across autonomous systems, cybersecurity, machine learning, and the

Industrial Internet of Things (IIoT). During her decade in Shanghai, Diane was President & Managing Director of Shanghai OnStar Telematics (2012–2015). Prior to that, she served as CIO for GM International Operations (2008–2012) and GM China (2006-2008). She earned an MBA from Seattle University and a master’s degree in electrical engineering from the University of Washington, where she currently serves on the College of Engineering Dean’s Advisory Board. Diane was awarded the Shanghai government’s prestigious Magnolia Award and has been recognized among the Top 10 Women in Technology. Diane’s full profile is also available at: https://www.infosys.com/about/management-profiles/diane-enberg-jurgens.html

Inderpreet Sawhney (Inderpreet ) is the Chief Legal Officer and Chief Compliance Officer of Infosys. In this role she leads the legal and compliance function for the Company. She is a strategic business partner ensuring success for Infosys in legal and regulatory matters, while spearheading its compliance and ethics program. Inderpreet also has additional responsibility for Privacy and Data Protection at Infosys. Inderpreet is also the Chairperson of Infosys Foundation USA and a trustee of the Infosys Foundation India. Inderpreet serves on the Global Board of Directors of the Association of Corporate Counsel. She has previously served on the Board of Directors of formerly NYSE listed Hillenbrand Inc. (2021-2026) and was the Co-Chair of the World Economic Forum Global Future Counsel for Good Governance (2023-2024). She was an honoree at the 2017 Transformative Leadership Awards, recognizing General Counsel who demonstrate commitment to advancing women in law. She is also a recipient of the Thought Leadership Award at the 2018 Global Transformative Leadership Awards and was featured among the top 25 Women Leaders in IT Services of 2020, published by The IT Services Report. She is a frequent speaker at global conferences. Inderpreet’s full profile is also available at: https://www.infosys.com/about/management-profiles/inderpreet-sawhney.html

Shaji Mathew (Shaji) is the Chief Human Resource Officer at Infosys. In this role, he is responsible for envisioning the roadmap for HR, driving strategy, and implementing operational priorities aligned with the overall organizational mandate for Infosys and group companies. Shaji has over 33 years of experience in Infosys. Prior to his current role, he was Infosys’ Global head of delivery for Financial Services, Insurance, Healthcare and Life Sciences. Over the years, he has played various leadership roles in delivery, as also in managing client relationships, commercials, solutioning, and people management across the US, Europe, and Asia Pacific. He has been actively steering the company’s efforts to create a more inclusive and diverse workforce. He is also a trustee of Infosys Foundation focusing on Corporate Social Responsibilities. Shaji is a rank holder from National Institute of Technology, Calicut. He has completed a Global Leadership Program from Stanford University Graduate School of Business and a Leadership program from Harvard Business School. He serves on the board of International Institute of Information Technology (IIIT), Bangalore. He is also a member of the Confederation of Indian Industry (CII) National Committee on Leadership and HR. Shaji’s full profile is also available at: https://www.infosys.com/about/management-profiles/shaji-mathew.html

Jayesh Sanghrajka (Jayesh) is the Executive Vice President & Group CFO of Infosys Ltd. With over 3 decades of experience in global finance and strategic leadership, Jayesh plays a pivotal role in long-term value creation; financial and operational excellence; and grooming the next set of leaders for Infosys. As the leader of the company’s global finance organization, he oversees areas like facilitating growth at good margins, financial planning and analysis, investor relations, treasury, tax, and risk management as well as oversees the facility and infrastructure functions. Over the years, he has driven the finance team’s digital transformation journey towards functional excellence. Jayesh spearheads multiple cross-functional initiatives aimed at identifying new revenue growth opportunities or driving cost optimization. A key architect of the company’s growth strategy, Jayesh is responsible for mergers and acquisitions (M&A), helping to create and sustain long-term competitive advantage for Infosys. Jayesh also champions the company’s ESG agenda, ensuring that ESG is at the heart of Infosys’ strategy to achieve profits with a purpose, while balancing sustainable growth; compliance with international standards; and stakeholder transparency. Prior to Infosys, he worked in companies like Tishman-Speyer, Rediff.com, Mu Sigma, and KPMG, wherein he played a key role in driving various digital and financial transformations to help them be future-ready. Jayesh earned his bachelor’s degree in commerce from Mumbai University, India. He is a Chartered Accountant from the Institute of Chartered Accountants, India. He also has a degree in cost accounting. Over the years, he has attended various Executive Global Leadership Development Programs at global universities like Stanford University (USA) and Harvard University

(USA). Jayesh’s full profile is also available at: https://www.infosys.com/about/management-profiles/jayesh-sanghrajka.html

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

As required under the Listing Regulations, effective April 1, 2019, the Nomination and Remuneration Committee will recommend to the Board the payment of remuneration to directors, KMPs and senior management. The Nomination and Remuneration Policy of the Company is available on our website at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf

Independent Directors’ Compensation

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

Non-Executive and Non-Independent Chairman’s Compensation

Nandan M. Nilekani, Chairman, voluntarily chose not to receive any remuneration for his services rendered to the Company in fiscal 2026.

Remuneration to Directors in Fiscal 2026

(A)
The table below describes the compensation for our Non-Executive and Independent Directors for fiscal 2026:

Name	Commission ($)
Non-Executive, Non Independent Director:
Nandan M. Nilekani(1)	—
Non-Executive, Independent Directors:
D. Sundaram	335,000
Michael Gibbs	369,000
Bobby Parikh	265,000
Chitra Nayak	329,000
Govind Iyer	285,000
Helene Auriol Potier	272,315
Nitin Paranjpe	243,767

(1)
Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.
(B)
The table below describes the compensation for our executive directors and other executive officers, for fiscal 2026:

Name	Salary ($)	Bonus & incentive ($)		Amount accrued for long term benefits ($)	Value of RSUs and ESOPs granted ($)		Number of RSUs granted		Number of stock options (ESOPs) granted
Salil Parekh	900,984	2,589,044		59,350	6,498,878	(1)	361,575	(1)	—	(1)
Jayesh Sanghrajka	254,628	245,336	(3)	19,762	849,976	(2)	36,920	(2)	53,020	(2)
Inderpreet Sawhney	732,518	535,774	(3)	29,716	1,743,846	(2)	74,090	(2)	136,060	(2)
Shaji Mathew	211,015	207,073	(3)	16,702	679,188	(2)	29,540	(2)	42,190	(2)

Note: The grants in the table above represent the total number of RSUs and value as on the date of grant. They do not include forfeitures.

The performance bonuses include accruals payable as per the terms of employment agreement.

(1)
A) The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2026. In accordance with such approval the following grants were made effective May 2, 2025:
•
230,621 performance-based grant of RSUs (Annual performance equity grant) which vest in line with the employment agreement based on achievement of certain performance targets.
•
13,273 performance-based grant of RSUs (Annual performance equity ESG grant) which will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.
•
33,183 performance-based grant of RSUs (Annual performance equity TSR grant) which will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

B) Further the Board on January 14, 2026, based on recommendations of the Nomination and Remuneration Committee granted 18,132 annual time-based RSUs for fiscal 2026 under the 2015 Plan effective February 1, 2026. These RSUs will vest in line with the employment agreement overtime in three equal annual installments upon the completion of each year of service from the respective grant date.

C)The Board on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee under the 2019 Plan, approved the grant of 66,366 annual performance based RSUs for fiscal 2026 effective May 2, 2025. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.

(2)
During fiscal 2026 based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based RSU and ESOP grants under the 2015 Plan and performance based RSU grants under the 2019 Plan to its executive officers. The grants were made in fiscal 2026. Time based RSUs and ESOPs granted under the 2015 Plan will vest over three to four years and RSUs granted under the 2019 Plan will vest over three years based on achievement of certain performance targets.
(3)
The performance bonuses include accruals payable as per the terms of employment agreement. The actuals could differ based on the completion of performance evaluation and differences are adjusted at the time of payouts

All the above grants were made in accordance with the 2015 Plan and 2019 Plan. The exercise price for the RSUs is equal to the par value of the shares and the exercise price of the ESOPs would be the market price as on the date of grant. Refer to Note 2.17 of Item 18 of this Annual Report for further details.

All compensation to directors and officers disclosed in the table above that was paid in various currencies have been converted, for the purposes of the presentation in such table, at average exchange rates.

Equity Grants

The following is the summary of grants made to Key Managerial Personnel (KMP) during fiscal 2026, 2025 and 2024 under the 2015 Plan and 2019 Plan:

Particulars	Fiscal 2026	Fiscal 2025	Fiscal 2024
2015 Plan: Equity settled RSU
Salil Parekh, CEO and MD	295,209	311,372	344,926
Nilanjan Roy(1)	—	—	41,094
Jayesh Sanghrajka(2)	20,020	18,010	40,700
Inderpreet Sawhney	46,360	38,240	83,390
Shaji Mathew	16,020	13,220	25,240
	377,609	380,842	535,350
2015 Plan: Employee Stock Options (ESOPs)
Salil Parekh, CEO and MD	—	—	—
Nilanjan Roy(1)	—	—	—
Jayesh Sanghrajka(2)	53,020	—	—
Inderpreet Sawhney	136,060	—	—
Shaji Mathew	42,190	—	—
	231,270	—	—

	608,879	380,842	535,350
2019 Plan: Equity settled Performance based RSU
Salil Parekh, CEO and MD	66,366	70,699	78,281
Nilanjan Roy(1)	—	—	14,020
Jayesh Sanghrajka(2)	16,900	14,000	19,140
Inderpreet Sawhney	27,730	22,000	33,610
Shaji Mathew	13,520	11,000	13,360
	124,516	117,699	158,411

Total grants to KMP	733,395	498,541	693,761

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

Option Exercises and holdings

The following table gives details of exercises of RSUs and stock options by KMP for fiscal 2026 under the 2015 Plan and 2019 Plan:

Name of KMP	Number of RSU exercised	Number of stock options exercised
2015 Plan: Equity settled
Salil Parekh	272,400	—
Jayesh Sanghrajka	21,346	6,876
Inderpreet Sawhney	44,212	—
Shaji Mathew	10,951	—
	348,909	6,876
2019 Plan: Equity settled
Salil Parekh	64,690	—
Jayesh Sanghrajka	10,098	—
Inderpreet Sawhney	19,933	—
Shaji Mathew	5,692	—
	100,413	—

Total	449,322	6,876

The following table gives details of exercises of RSUs and stock options by KMP for fiscal 2025 under the 2015 Plan and 2019 Plan:

Name of KMP	Number of RSUs exercised	Number of stock options exercised
2015 Plan: Equity settled
Salil Parekh	306,276	—
Jayesh Sanghrajka(1)	30,621	—
Inderpreet Sawhney	47,386	—
Shaji Mathew	10,642	—
	394,925	—
2019 Plan: Equity settled
Salil Parekh	39,141	—
Jayesh Sanghrajka(1)	6,494	—
Inderpreet Sawhney	14,499	—
Shaji Mathew	3,602	—
	63,736	—

Total	458,661	—

(1)
Jayesh Sanghrajka was appointed as Chief Financial Officer of the Company effective April 01, 2024.

The following table gives details of exercises of RSUs, and stock options by KMP for fiscal 2024 under the 2015 Plan and 2019 Plan:

Name of KMP	Number of RSUs exercised	Number of stock options exercised
2015 Plan: Equity settled
Salil Parekh	258,636	—
Nilanjan Roy(1)	28,108	—
Inderpreet Sawhney	12,075	—
Shaji Mathew	2,343	2,626
Mohit Joshi(2)	40,090	—
	341,252	2,626
2019 Plan: Equity settled
Salil Parekh	32,447	—
Nilanjan Roy(1)	15,834	—
Inderpreet Sawhney	13,499	—
Shaji Mathew	6,667	—
Mohit Joshi(2)	19,000	—
	87,447	—

Total	428,699	2,626

(1)
Nilanjan Roy resigned as Chief Financial Officer of the Company effective March 31, 2024.
(2)
Mohit Joshi, resigned as President effective March 11, 2023, and was on leave till June 9, 2023 which was his last date with the company.

The following table gives details of outstanding RSUs and stock options held by KMPs as of March 31, 2026:

	As of March 31, 2026
Name of KMP	RSU	Stock Options
2015 Plan: Equity settled
Salil Parekh	312,047	—
Jayesh Sanghrajka	71,180	53,020
Inderpreet Sawhney	154,172	136,060
Shaji Mathew	47,560	42,190
	584,959	231,270
2019 Plan: Equity settled
Salil Parekh	66,366	—
Jayesh Sanghrajka	44,813	—
Inderpreet Sawhney	69,620	—
Shaji Mathew	34,363	—
	215,162	—

Total	800,121	231,270

Term of Office

Nandan M. Nilekani, Non-executive and Non-independent Chairman, retires by rotation at the 2026 Annual General Meeting pursuant to applicable provisions on rotation of directors as per Indian Companies Act, 2013. Being eligible for re-appointment as director, Nandan M. Nilekani has sought re-appointment and the Board has recommended the same for the approval of the shareholders.

The Indian Companies Act, 2013 precludes independent directors from retiring by rotation. Independent directors shall hold office for a term up to five consecutive years on the board of directors of the company and will be eligible for re-appointment on passing of a special resolution by the Company. The term of office of each of the directors as of June 15, 2026, is given below:

Name	Date when Current Term of Office Began (1)	Expiration / Renewal Date of Current Term of Office (2)	Whether Term of Office is subject to retirement by rotation
Nandan M. Nilekani	August 24, 2017	NA	Yes
Salil Parekh	January 2, 2018	March 31, 2027	Yes
D. Sundaram	July 14, 2022	July 13, 2027	—
Michael Gibbs	July 13, 2021	July 12, 2026	—
Bobby Parikh	July 15, 2023	July 14, 2028	—
Chitra Nayak	March 25, 2024	March 24, 2027	—
Govind Iyer	January 12, 2023	January 11, 2028	—
Helene Auriol Potier	May 26, 2026	May 25, 2031	—
Nitin Paranjpe	January 1, 2024	December 31, 2028	—
Diane Enberg Jurgens	April 22, 2026	April 21, 2029	—

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

Board Leadership Structure

Nandan M. Nilekani is the Non-Executive, Non-Independent Chairman of the Board (“Chairman”) effective August 24, 2017, and Salil Parekh is the Chief Executive Officer and Managing Director (“CEO & MD”) effective January 2, 2018. The Board appointed D. Sundaram as the Lead Independent Director effective March 23, 2023. D. Sundaram is also the Chairperson of the Nomination and Remuneration and Risk Management Committees. Nitin Paranjpe, Independent Director, was appointed as Vice Chairman of the Board of Directors effective April 30, 2026.

The responsibilities and authority of the Chairman, Vice Chairman, the CEO & MD and the Lead Independent Director are as follows:

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

Vice Chairman

The Vice Chairman of the Board serves as a senior member of the board of directors, assisting the Chairman in the discharge of governance responsibilities and in the provision of strategic leadership to the organization. This role entails presiding over Board meetings in the Chairman’s absence, supporting the development of board agendas, facilitating effective communication between the board and management and bolstering the Board-level strategic oversight of strategy, risk, performance, and corporate governance.

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

As part of exercising its risk oversight, the Board receives periodic presentations from Company officials with respect to cybersecurity and other information security matters, and both the Audit and Risk Management Committees of the Board receive regular updates from Company’s management regarding cybersecurity matters. The Company’s cybersecurity policy and risk management framework is presented annually to Risk Management Committee of the Board. The Company’s management meet on a periodic basis to discuss cybersecurity and other information security matters relevant to the Company and to oversee the Company’s adherence to its information security program.

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

Independent directors have three key roles – governance, control and guidance. Some performance indicators, based on which the independent directors are evaluated, include:

•
The ability to contribute to and monitor our corporate governance practices.
•
The ability to contribute by introducing international best practices to address business challenges and risks.
•
Active participation in long-term strategic planning.
•
Commitment to the fulfillment of a director’s obligations and fiduciary responsibilities; these include participation in Board and committee meetings.
•
To undertake a formal and rigorous Board review annually, in order to improve the effectiveness of the Board; its committees; and that of each individual director.

The Board had engaged Egon Zehnder, a leadership advisory firm on board matters, to conduct the Board evaluation for fiscal 2026. The evaluation process focused on Board dynamics, softer aspects, committee effectiveness and information flow to the Board or its committees, among other matters. The methodology included various techniques such as questionnaires, one-on-one discussions, etc. The aspects of succession planning and committee composition were also considered. The Board evaluation process was completed during fiscal 2026. During the year, the recommendations of the previous year’s Board evaluation were discussed with the Board and individual feedback was provided. Progress on recommendations from last year and the current year’s recommendations were discussed.

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

Board and Management Changes

Inductions:

Diane Enberg Jurgens was appointed as an Independent director for a period of three (3) years effective from April 22, 2026 to April 21, 2029.

Nitin Paranjpe, Independent Director, was appointed as Vice Chairman of the Board effective April 30, 2026.

Reappointment

Helene Auriol Potier, Independent Director,was reappointed for a second term of five (5) years effective from May 26, 2026 to May 25, 2031.

Retirements and resignations:

During the year there was no retirement or resignation of Directors or KMP.

Board Committees

As of March 31, 2026, the Board had six committees: Audit Committee, Nomination and Remuneration Committee, Stakeholders Relationship Committee, Risk Management Committee, Corporate Social Responsibility (“CSR”) Committee and Environment, Social and Governance Committee. All committees comprise only independent directors, one of whom is chosen as the chairperson of the committee. Additionally, the Board has created a Cybersecurity Risk Sub-Committee of the Risk Management Committee.

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

Audit Committee

The Audit Committee is comprised of four independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules and Rule 10A-3 under the Exchange Act. They were:

▪
Bobby Parikh, Chairperson and Financial Expert
▪
D. Sundaram, Financial Expert
▪
Michael Gibbs

▪
Nitin Paranjpe

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

The Audit Committee met ten times during fiscal 2026.

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

Nomination and Remuneration Committee

The Nomination and Remuneration Committee is comprised of four independent directors, each of whom was determined by the Board to be an independent director under applicable NYSE rules. They were:

▪
D. Sundaram, Chairperson
▪
Michael Gibbs
▪
Govind Iyer
▪
Nitin Paranjpe

The main objectives and responsibilities of the Nomination and Remuneration Committee of the Board are to (i) assist the Board in discharging its responsibilities relating to remuneration of the Company’s Directors, Key Managerial Personnel (KMP) and Senior Management; (ii) evaluate and approve the adequacy of the remuneration plans, policies, programs and succession plans for Company’s Directors, KMP and Senior Management and identify individuals for appointment to such positions in accordance with prescribed criteria, and recommend their appointment and removal to the Board (iii) formulate the criteria for determining qualifications, positive attributes and independence of a director and for performance evaluation of directors on the Board (iv) administration of equity based plans/ schemes approved by the shareholders; (v) oversee the Company’s nomination process for the KMP and senior management and identify, screen and review individuals qualified to serve as directors, KMP and senior management consistent with the criteria approved by the Board; (vi) recommend the appointment and removal of Directors, for approval at the annual meeting of shareholders ; (vii) carry out evaluation of the performance of the Board and review the evaluation’s implementation and compliance; (viii) leadership development (ix) develop and maintain corporate governance policies applicable to the Company; and (x) devise a policy on Board diversity.

The Nomination and Remuneration Committee oversees key processes by which the Company recruits new members to its Board, and the processes by which the Company recruits, motivates and retains outstanding senior management as well as the Company’s overall approach to human resources management.

The Nomination and Remuneration Committee met four times during fiscal 2026.

The committee charter and policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-committee-charter.pdf ;

Policy: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf

Risk Management Committee

The Risk Management Committee is comprised of seven independent directors each of whom was determined by the Board to be an independent director under applicable NYSE rules. They were:

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

The Risk Management Committee met four times during fiscal 2026.

The Risk Management Committee charter is available on the Company’s website: https://www.infosys.com/investors/corporate-governance/documents/risk-management-committee-charter.pdf

Cybersecurity Risk Sub-committee

The Cybersecurity Risk Sub-committee is comprised of five independent directors:

▪
Michael Gibbs, Chairperson and Cybersecurity expert
▪
D. Sundaram
▪
Govind Iyer
▪
Chitra Nayak
▪
Helene Auriol Potier (1)

(1) Helene Auriol Potier was appointed as a member to the Cyber Security (Risk Sub-Committee) effective August 1, 2025

The objective of the Sub-committee is to assess cybersecurity related risks and the preparedness of the Company to mitigate and react to such risks. The Sub-committee meets periodically and recommends its findings, if any, to the Risk Management Committee.

The Sub-committee met four times during fiscal 2026.

Stakeholders Relationship Committee

The Stakeholders Relationship Committee is comprised of four independent directors. They were:

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

The purpose of the Committee is to assist the Board and the Company to oversee the various aspects of interests of stakeholders of the Company. The term ‘stakeholder’ includes shareholders and other security holders.

The Stakeholders Relationship Committee met four times during fiscal 2026.

The Stakeholders Relationship Committee charter is available on the Company’s website, at: https://www.infosys.com/investors/corporate-governance/documents/stakeholders-relationship-committee.pdf

Corporate Social Responsibility Committee (“CSR Committee”)

The CSR Committee is comprised of three independent directors. They were:

▪
Govind Iyer, Chairperson
▪
Chitra Nayak
▪
Michael Gibbs

The primary objective of the Committee is to assist the Board in fulfilling its corporate social responsibility. The Committee has overall responsibility for (i) identifying the areas of CSR activities (ii) recommending the amount of expenditure to be incurred on the identified CSR activities (iii) evaluating CSR proposals received from the Company (iv) implementing and monitoring the CSR Policy from time to time (v) formulating a CSR annual action plan and recommending it to the Board (vi) reviewing the Company’s initiatives and programs (vii) coordinating with Infosys Foundation or agency(ies), such as registered trusts, societies, or Section 8 companies in implementing programs and executing initiatives as per the CSR Policy of the Company

The CSR Committee is responsible for identifying the areas of CSR activities, programs and execution of initiatives as per defined guidelines and for overseeing the activities / functioning of the Infosys Foundation, Infosys Foundation

USA and other initiatives undertaken by the Company, including in Australia and various parts of Europe. The Foundation reports to the Committee the progress of deployed initiatives and guide in making appropriate disclosures on a periodic basis.

The CSR Committee met four times during fiscal 2026.

The Committee Charter and Policy are available on our website, at:

Charter:https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf

Policy:https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf

Environment, Social and Governance Committee (“ESG Committee”)

The ESG Committee is comprised of three independent directors. They were:

▪
Chitra Nayak, Chairperson
▪
Govind Iyer
▪
Helene Auriol Potier

The primary objectives and responsibilities of the Committee are : (i) to guide the creation and periodic refresh of the ESG Vision &Ambitions of the company and continuously take into updates on the ESG vision and goals thereon; (ii) review the operation of ESG Council and its working. The Committee may form and delegate authority to sub‑committees as and when appropriate (iii) to ensure that the Company implements appropriate measures to advance its ESG objectives and shall have access to all internal information necessary to fulfil its duties; (iv) to overview periodic ESG disclosures and communications including the annual report sections, ESG reports, Business Responsibility and Sustainability Reporting (BRSR) filings; (v) obtain advice and assistance from internal or external experts, advisors; and (vi) to report to the Board on a periodic basis on the matters reviewed and decisions/recommendations made.

The ESG Committee met four times during fiscal 2026.

The main responsibility of the ESG committee is to guide the ESG journey of the Company which was embarked from 2011. The ESG Committee charter is available on our website at https://www.infosys.com/investors/corporate-governance/documents/environment-social-governance-committee-charter.pdf

EMPLOYEES

As of March 31, 2026, we had 328,594 employees, of which 310,887 were professionals involved in service delivery to clients, including trainees. As of March 31, 2025, we had 323,578 employees, of which 306,599 were professionals involved in service delivery to clients. As of March 31, 2024, we had 317,240 employees, of which 299,814 were professionals involved in service delivery to clients.

As of March 31, 2026, we had 258,502 employees in India, 32,718 employees in the Americas, 19,176 employees in Europe and 18,198 employees in the rest of the world.

RETURN TO OFFICE AND HYBRID MODEL OF WORK

It has been over five years since we at Infosys transitioned to a hybrid work model, balancing between flexibility and better work-life balance for our employees while maintaining collaboration. This shift has enabled us to be more responsive to customer demands, more resilient to disruptions, and more productive, characterized by empathy and flexibility.

Flexibility at Infosys is not a concession, it is a core enabler of sustainable performance. Our hybrid model provides employees with choice in where and how they work across campuses, delivery centers, satellite locations, and remote environments, without compromising collaboration, accountability, or outcomes. Flexible working hours further allow employees to align work with personal priorities, life stages, and team commitments, reinforcing our commitment to WorkLife Harmony.

Our workforce experience reflects this philosophy in practice. A small proportion of employees (approximately 10%) work fully remotely, and a similarly small group (approximately 11%) work entirely from the office. The vast majority of our workforce (approximately 79%) operates in a hybrid manner, underscoring that work at Infosys is truly flexible by design and is shaped by role requirements, team context, and business needs rather than a one-size-fits-all approach.

Structured approach to enabling hybrid work culture:

We continue to anchor our hybrid work model around the three pillars of work, workspace, and workforce, ensuring alignment across enterprise, unit, and Development Center (DC) levels, as well as regional regulations.

Keeping the employees at the center, below are the enablers we have been leveraging for this smooth transition:

•
Manager-led enablement: Managers play a critical role in operationalizing flexibility. They are supported with data-driven insights to ensure fair workload distribution, identify individuals requiring support, and maintain team effectiveness.
•
Workhour and wellbeing monitoring: Proactive monitoring of work patterns enables early identification of excessive workloads, helping mitigate risks of burnout and ensuring sustainable performance.
•
Equity in experience: Emphasis on ensuring equitable distribution of work and consistent employee experience across work modes.

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

EMPLOYEE CAREERS & LEARNING AVENUES

•
The Infosys Skill-based Organization: The visual maps the complete Skill Journey that powers Infosys’ Skill‑Based Organization- showing how skills are defined, captured, assessed, and translated into identity and deployment. It highlights how this integrated cycle links seamlessly to the talent lifecycle, ensuring that evolving skills continuously fuel career growth and organizational agility.
•
Infosys Skills Council: The Infosys Skills Council serves as a strategic forum that brings together business, technology, and HR leaders to shape the company’s skills and capability agenda. The Council provides direction on future skill priorities, ensures alignment between business demand, client expectations and learning investments, strengthens a skills-led approach to workforce readiness. Through this, it helps Infosys stay ahead of rapid technological shifts while enabling employees to continuously build relevant, future-ready capabilities as part of a lifelong learning culture.
•
Skill Tags Program: Skill Tags is a structured framework that identifies and recognizes colleagues’ proficiency across key technologies through differentiated badges. The program is strengthened with deeper, skill‑focused learning pathways through curated courses, certifications, and choice‑based real digital projects- to ensure learning translates into applied skills and directly supports the organization’s ongoing focus on building future‑ready capabilities. The program has achieved strong scale and adoption, with 10K+ niche, 22K+ premium, and 56K+ standard skill tag holders.
•
Skill Squad Coaching Ecosystem: A scalable, self-sustaining internal coaching model (launched July 2025) leveraging in-house expertise for peer-to-peer coaching, with platform-enabled tracking, recognition, and rewards – designed to accelerate skill development and nurture a culture of continuous learning and collaboration
•
Work profiles: We introduced a Work Profile (WP) concept in Demand and Deployment Work Profile is a combination of Technology, Domain, Foundational and Social skills, and refers to the granular skill jobs that the service line engages with the clients. This was launched as a pilot in one of our service lines.
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
•
Internal Job Movements: It is a significant platform that connects our talent to internal job opportunities, enabling career movements & promotion and thus ensuring democratization of career opportunities.
•
Holistic Skill building & Career pathing: For greater success of our talent in their current and future roles, we have outlined the various skills needed including the core foundational and social skills. Further, with Career Canvas, employees can choose their aspired roles and be skill ready for the current & next role through skill-based learning paths.
•
Bridge Programs: Helps employees to develop new skills and shift to new careers that typically require different qualifications.
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
•
Capability Quotient (CQ): A holistic framework to measure and build capability across Technology, Domain, Foundational, and Social dimensions, enabling skill‑powered career conversations, career development, and greater internal mobility through holistic skill readiness. The framework is rolled out in a pilot that covers 7,500 employees.
•
Skill Tags Program: Strengthened the program with deeper, skill‑focused learning pathways through curated courses, certifications, and choice‑based real digital projects- to ensure learning translates into applied skills and directly supports the organization’s ongoing focus on building future‑ready capabilities.
•
Quarterly Check‑ins & Performance Management Evolution: As a core pillar of the Skill‑Based Organization, we strengthened the skills focus on performance management through an integrated model that unifies skill identification, proficiency assessment, and structured quarterly conversations. This model enables managers to provide holistic guidance- supporting employees in strengthening skills for current‑role fitment, building capabilities for next‑role readiness, and upskilling toward their aspired career pathways. Quarterly check‑ins create space for timely feedback, progress tracking, and expectation alignment, while also fostering deeper engagement. Through these conversations, managers play an active role in coaching, removing blockers, and contributing to employees’ overall development and long‑term growth.
•
Sales Capability Building: Some of the key initiatives under Sales Transformation programs are ZENITH CLUB, an exclusive high-performers club in Global Sales, to recognize & reward consistent high performance in Sales; SYNERGY, a four-week onboarding program for new sales Employees; an eight-week training module covering practical applications of AI in business and responsible AI; ELEVATE, a talent mobility platform, to revolutionize talent management in sales by providing business leaders with competent candidates within the Global Markets; INFUSION ASCENT, an in-person exclusive platform for the new title holders to be trained by Infosys leaders, external trainers and client leaders; ASSURED, a sales leadership program in partnership with Stanford is an exclusive, leadership initiative for leaders to strengthen their financial acumen; SAPIENCE, a program created to help women in sales connect, learn, and grow professionally by providing a platform for them to interact with leaders, receive useful insights, build meaningful relationships, and acquire vital skills to thrive in all elements of their sales journey.

Talent management at Infosys: Evolving with AI

AI is redefining talent management at Infosys by moving beyond simple digitization toward intelligent, insight driven people systems. Guided by clear AI-first principles, we are thoughtfully integrating AI-assisted and AI-augmented ways of working, while ensuring strong human oversight and accountability. AI-assisted processes are enabling faster, more consistent, and transparent talent operations, helping streamline routine activities across the employee lifecycle. At the same time, AI-augmented talent management is empowering leaders and managers with deeper visibility into skills, potential, and capability development needs, supporting more informed decisions. At Infosys, keeping the human in the loop remains central. AI strengthens – not replaces judgment, empathy, and ownership, enriching performance conversations, talent movement, succession planning, and development journeys with timely insights. By aligning intentional AI adoption with strong governance and elevated human judgment, Infosys is shaping talent systems that are agile, inclusive, scalable – and deeply human at their core.

EMPLOYEE EXPERIENCE : AI in Employee Experience

Our Strategic approach: At Infosys, we recognize that each employee is unique, and so should their journey within the organization. In today’s digital first world, we are harnessing the power of Artificial Intelligence (AI) to deliver personalized experiences at scale. In line with this, we are reimagining the employee experience by integrating AI across the entire talent lifecycle - from recruitment and onboarding to performance management and continuous learning till offboarding. Our approach to AI adoption within the HR function is grounded in a simple belief: technology should make work more human. Guided by responsibility, scalability, and long term value creation, we aligned our efforts with Infosys’ ESG commitments across governance, people, and technology stewardship. Over the year, we focused on creating AI solutions that not only streamline processes but also strengthen trust, enhance transparency, and support our people at important touchpoints of the employee lifecycle.

Some notable highlights are:

Launchpad: Launchpad, our mobile/web-based self-service platform, streamlines global onboarding through a seamless, digitally guided experience aligned to the evolving needs of a hybrid workplace.
Powered by AI capabilities such as OCR-based data extraction and Smart Verify facial recognition, it minimizes manual effort, enables faster, secure identity validation, and significantly enhances onboarding efficiency and candidate experience.

Infosys Verify: In response to evolving background verification challenges, Infosys Verify has been integrated with the Talent Management System to ensure responsive, reliable, and business-aligned hiring decisions.
In Phase 1 of BGC transformation, AI-led agentic interventions now support complex verification tasks—enabling actions such as DV report validation, Launchpad document checks, and automated workflows to streamline decision-making and improve operational efficiency.

InfyMe: Our mobile-first, self-service platform integrates over 200 service touchpoints into a single, intuitive interface. InfyMe is designed to be seamlessly contextual, aiding networking and collaboration among our employees anytime, anywhere. We continue to enrich our InfyMe app with more services that enable teams to operate, connect and collaborate easily, particularly in the hybrid work model.

NAVI: Now available on the InfyMe homepage, Navi is Infosys’ intelligent assistant that simplifies access to policies, data, and employee services with minimal manual effort. It enables quick, seamless retrieval of information—from leave details to team insights—while continuously learning to enhance employee experience and productivity.

Our NAVI-powered interventions

Data Assist: This natural language friendly AI assistant can be used to query data related to leave, attendance, allocation, assets, confirmation, master data etc., of self and the team.

Policy Advisor: The AI assistant will respond to employee queries by interpreting policy documents and personalize interactions based on individual employees.

Moments That Matter (MTM): MTM has been ideated to become a celebration platform which will be integrated into all celebrations, small or big, throughout the employee life cycle. Smart alerts inform employees on upcoming moments that matter in their teams, and they can use AI to generate cards and messages to their colleagues and teams. Smart alerts inform employees on upcoming moments that matter in their team and they can use AI to generate cards and messages to their colleagues and teams.

Pulse Analysis: Our AI driven Pulse analysis also empowers continuous listening, helping us identify employee sentiment and act early to enhance well-being and engagement. For managers and leaders, AI tools enable intuitive access to data, proactive nudges, and insights that support informed, empathetic decision-making.

Learning and Development: In Learning and Development, we are deploying generative AI to deliver personalized learning paths, simulate real-world scenarios, and assist in content creation. AI companions on our learning platform Lex, such as Zoiee and SynthAIz, provide intelligent tutoring, summarization, and contextual learning support. These innovations ensure every employee receives guidance aligned to their goals, skill levels, and preferred learning styles. From automated offboarding to retention analysis, AI also supports thoughtful transitions while maintaining a human touch.

REWARDS & RECOGNITION

We believe that timely rewards and recognition lead to a highly satisfied and motivated workforce. Several awards are facilitated for employees throughout the year and career stages:

•
Awards for Excellence (AFE) – Dubbed the Academy Awards of Infosys, AFE celebrates the top performers across the company in various categories.

•
Gracias – Peer appreciation portal
•
Insta Awards – Instant recognition from managers
•
RISE Awards – Based on quarterly/ half-yearly performance
•
Unit, GEO, Account, DC Rise Awards, ACE Awards, Kudos and Glory Awards - Quarterly and half-yearly recognition across units, accounts, and geographies.
•
Wow Awards – Acknowledging outstanding contributions to the account or unit.
•
PM Elite+ – Recognizing best managed projects and top project management talent
•
Leadership by Example Award – Honoring exemplary leadership
•
Managers with Great Teams Awards, People Health Champions Awards, Maximus Awards, BTN Awards, Best Manager Awards – Spotlighting team engagement and managerial excellence.

EMPLOYEE CARE AND CONNECT; CREATING A POSITIVE WORK ENVIRONMENT

Communities & Engagement | Family & Tech | Compliance & Employee Volunteerism | Wellness & Exclusives

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
•
Infosys Way of Life: The Infosys Way of Life is an embodiment of our enduring commitment to a strong, positive culture that is at the heart of our existence.  It becomes even more important in the hybrid work environment and as we welcome new employees. This initiative is crucial in fostering collaboration, innovation, and inclusion. It is shaped by meaningful conversations and actions aimed at reinvigorating our culture, anchored in five core cultural markers: Care, Values (C-LIFE), Collaboration, Learning, and Inclusion, inviting every Infoscion to play an active role in nurturing a vibrant workplace
•
C-LIFE: Defines and guides our approach each day and influences every change we make for ourselves, our company, and our clients. CLIFE, as outlined in our Code of Conduct, stands for Client value, Leadership by example, Integrity & Transparency, Fairness, and Excellence. These values form the foundation of our daily lives at the workplace and shape our company culture. They should be exemplified by each and every one of us at Infosys.
•
Behavior Matters: This campaign encourages employees to embody positive workplace behavior every day.
•
InfyTribes: Conceptualized as a sustainable community ecosystem, InfyTribes, spread across 12+ countries, 30K+ members, 120K+ followers have probably become one of the biggest innovations in the people space, with a potential to expand and grow more resulting in direct impact of employee satisfaction. The InfyTribes have become a GLOCAL initiative now which is largest community in Infosys history.
•
INFYusion: Probably the most revolutionary of all, with acceptance and praise across the board, INFYusion 2025, the second edition was bigger, better and bolder. The concept of bringing together the finalists across different segments of sports and culture and creating the engagement of its class, we plan to grow this every year. We had 1200+ finalists, 30K+ participation across all DCs, and 1.2M+ social media impressions. The overall championship saw Pune DC winning Gold followed by Silver for Mysore DC and Bronze for Bangalore DC. We also had an introduction of Unit Championship in this edition, and we had IQE unit winning Gold followed by ENG unit winning Silver and CIS unit winning Bronze. The grand finale held at Mysore DC was a 3-day extravaganza of sports and culture #INFYusion 2025 has been an incredible milestone in employee engagement, a celebration of passion, talent, and camaraderie with an unmissable #OneInfy spirit.
•
Petit Infoscion day: 100K+ footfall across 20 DCs - highest ever! | 31K+ Petits – 33% increase from last year | World Record in Wonder Book of Records | Live Performances including Mentalist Performance and Zumba Sessions | Virtual Engagements including virtual photobooth, Sci-Fi Quiz and Virtual Games | 5048 PIRS certificates awarded to Petits across 20 DC locations | 25K+ lucky draw entries.
•
Bring your kid to work: The 2025 edition of "Bring Your Kids to Work" week, brought our campuses to life with joy, creativity and connection. A special highlight for this year was the empathy-building, CSR driven activities that helped our young visitors understand the value of giving back. This year we welcomed a total of 10, 300+ kids at 21 DCs. 4190+ kids participated in the CSR activities across DCs. We also had hybrid engagement which saw 1600+ kids participating. From art and craft activities to dance and music extravaganzas, the kids had a great time exploring the fun side of Infosys. The infectious enthusiasm of our young visitors left a lasting impression on us all. The week showcased collaborative spirit and dedication of our One Infy Team.
•
Stellar Saturday: This year’s Stellar Saturday was a true celebration of the culture that defines Infosys, where collaboration, creativity, and community come together. Our campuses came alive as we opened our doors to friends and families, giving them a glimpse of the Infosys Way of Life and what makes Infosys so special. Across 14 DCs, over 42K+ participants including 26K+ Infoscions and 17K+ friends and family members, joined us to experience the vibrant spirit of Infosys through a day filled with engagement and joy.

AWARDS

•
Infosys has been recognized as the ‘Global Top Employer 2026’ for the 6th consecutive year.
•
Infosys has been recognized as a top 5 global employer across all regions and top ranked in 19 of the 20 participating countries.
•
#1 in APAC & Middle East
•
#2 in North America
•
#4 in Europe
•
Infosys has been recognized among LinkedIn’s Top Companies 2025 in India
•
Infosys has been recognized as a Great Place to Work and certified across China, the UK and Germany.
•
Infosys Limited recognized among the Top 100 India's Best Workplaces™ for Women 2025, Large Category.

•
Infosys won the Employee Experience Award by ET HR World in the Exceptional Employee Experience - Large Enterprises category
•
Infosys has been recognized as one of the Best Companies for Women in India in 2025, earning a place in the Hall of Fame for the 8th consecutive year.
•
Infosys was ranked #1 for ASHI practices and was recognized among the 2025 Avtar & Seramount Best Companies for Women in India (IT sector).
•
Infosys improved its Top Employer EMEA ranking, moving from #5 in FY25 to #4 in FY26.
•
Infosys won the Economic Times ‘Company with Great Managers’ award for the sixth year.
•
Infosys has been recognized as one of the Top 10 Best Companies for Women in India 2025, by Avtar and Seramount.
•
Infosys has been recognized by Great Place to Work among India’s Top 100 Best Workplaces for Women 2025, Large category.

RECRUITMENT

As of March 31, 2026, we had 328,594 employees, of which 310,887 were professionals involved in service delivery to clients, including trainees.

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

We evolved from a virtual-only mode to a hybrid model of virtual and in-person recruitment and have further strengthened our recruitment process by introducing AI. During fiscal 2026, we received 5,884,480 employment applications, interviewed 450,901 applicants and extended offers of employment to 87,286 applicants. These statistics do not include our subsidiaries.

Education, training and assessment (ETA)

Infosys continues to invest in developing human potential for the organization, and the world at large. We are now experiencing the play of Human + AI in multiple fields, including learning. This technology wave gives us the ability to hyper personalize learning, at scale, across all our learning offerings. These efforts have helped us garner external accolades from Brandon Hall and ATD Best.

The Foundation Training Program, anchored across India and multiple other countries enables newly onboarded entry-level hires to transform into corporate professionals. Comprising over 40+ technology streams, the curriculum has kept pace with the dynamic business requirements and the preferred pedagogical approach of the current generation of talent. Generative AI and prompt engineering courses have been introduced to ensure freshers are adept in the new skills. In FY26, 10,766 fresh graduates completed the training at Global Education Center ( GEC) campus, Mysore and were released to delivery units, many of whom are first-generation professionals from diverse geographies.

Our Continuous Education Program is aimed at reskilling / upskilling our existing employees with the twin objectives of increasing fulfilment of skilled talents in client projects and enriching their expertise in next-generation digital technologies and methodologies, including gen AI technologies. We provide online self-learning, instructor-led virtual training opportunities along with in-person classroom training opportunities to our employees. Bridge programs help employees with training and internship opportunities to switch to a new career field, while retaining them within the organization. In FY26, 81.8% of our workforce trained with annual employee learning hours averaging at 113.3 hours. Cumulatively, 84% of our workforce is now AI‑aware, reflecting strong progress in future‑ready skills.

Lex, our in-house learning platform, offers over 40,000+ curated courses, which includes over 30,000 courses procured from vendor partners both for enterprise consumption and niche communities with specific knowledge requirements. On an average, 37,000 employees used Lex on weekdays and around 8,000 employees used it on weekends, with an average learning time of 39 minutes. Infosys Wingspan, our configurable talent transformation platform for clients, is used by several global organizations for their talent transformation programs.

Infosys Springboard, led by a dedicated team of experts collaborating globally with curriculum partners, non-profits, and a global network of leading educational institutions. More than 20,000 courses are available and about 11 million learners across the world are actively consuming content on Infosys Springboard.

INFOSYS LEADERSHIP INSTITUTE

The Infosys Leadership Institute (ILI), is deeply committed to develop both individual and collective leadership capabilities that align seamlessly with our organizational strategy and objectives. The key objective of Infosys Leadership Institute is to help Infosys and its leaders to lead effectively in an AI-infused future and to reflect, reframe, and rearchitect the leadership imperatives for realizing this future. To fulfill these imperatives, we focus on four strategic areas viz., Succession Planning, Strengthen Leadership Bench Strength, Leadership Capability Development and Inclusive Leadership.

 ILI curates immersive, experience-led programs that combine reflection, renewal, and rigor.  These programs bring together world-class faculty, AI immersion workshops, and real industry projects to help leaders reimagine Infosys’ future in an AI-infused world—strengthening their ability to lead through ambiguity, inspire people with purpose, and architect large-scale transformation.

 ILI’s focus on development has translated into more than 10,000 leadership learning days for the year, a doubling of average learning days per senior leader, and close to 2,000 personalized one-on-one advisory conversations supporting leaders on their development journeys. Consistently high experience scores, including a 96%+ Net Promoter Score and top-unit internal partner rankings for three consecutive years, reflect the depth, relevance, and impact of ILI’s offerings—reinforcing leadership development as a powerful contributor to leader well-being, experience, and long-term value creation for Infosys.

Visas

As of March 31, 2026, less than 50% of our employees in the United States held either H-1B visas, which allow the employee to remain in the United States for up to six years as specialty occupation professionals, and L-1 visas, which allow the employee to stay in the United States for up to five years (for specialized knowledge experts) or seven years (for managers and executives).

SHARE OWNERSHIP

The following table sets forth as of May 20, 2026, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from May 20, 2026. Beneficial ownership is determined in accordance with rules of the SEC. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors and executive officers include the equity shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on 4,056,360,091 equity shares outstanding as of May 20, 2026. Percentage of shareholders representing less than 1% are indicated with ‘*’:

Name beneficially owned	Equity Shares beneficially owned	% of equity Shares
Nandan M. Nilekani(1)	100,461,168	2.48
Salil Parekh	1,580,865	0.04
Bobby Parikh(2)	7,747	'*'
Inderpreet Sawhney(3)	252,098	'*'
Shaji Mathew (4)	288,638	0.01
Jayesh Sanghrajka(5)	140,776	'*'
Total (all directors and executive officers)	102,731,292	2.53

Note: No other material changes subsequently till June 15, 2026.

(1)
Shares beneficially owned by Nandan M. Nilekani include 59,678,006 Equity Shares owned by members of his immediate family. Nandan M. Nilekani disclaims beneficial ownership of such shares.
(2)
Includes 3,614 equity shares jointly held by Bobby Parikh with his spouse as the first holder.
(3)
Includes 13,606 ESOPs vested on June 5, 2026 of Inderpreet Sawhney which are yet to be exercised.
(4)
Includes 4,219 ESOPs vested on June 5, 2026 of Shaji Mathew which are yet to be exercised.
(5)
Includes 5,302 ESOPs vested on June 5, 2026 of Jayesh Sanghrajka which are yet to be exercised.

Note:

Among directors, D. Sundaram, Michael Gibbs, Chitra Nayak, Govind Iyer, Helene Auriol Potier, Nitin Paranjpe and Diane Enberg Jurgens do not hold shares / ADRs of the Company.

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

Controlled trust holds 8,650,911 and 9,655,927 shares as of March 31, 2026, and March 31, 2025, respectively, under the 2015 Plan, out of which 200,000 equity shares each have been earmarked for welfare activities of the employees as of March 31, 2026, and March 31, 2025.

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

On June 22, 2019, pursuant to approval by the shareholders at our AGM, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one and a maximum of three years from the grant date.

Further, based on the recommendation of the Nomination and Remuneration Committee, the board approved amendments to the 2019 Plan related to the duration of the plan, the vesting parameters for grants thereunder and certain administrative amendments. The amendments are subject to shareholder approval, and the details of the amendments are available in the Explanatory Statement of the Notice of the 45th Annual General Meeting of the Company.

The following is the summary of grants made during fiscal 2026, 2025 and 2024 under the 2015 Plan and 2019 Plan:

Particulars	Fiscal 2026	Fiscal 2025	Fiscal 2024
2015 Plan: RSUs
RSU - Equity settled	2,631,950	2,255,532	5,139,370
RSU - Incentive units (cash settled)	119,800	94,050	176,990

2015 Plan: Employee Stock Options (ESOPs)
RSU - Equity settled	5,650,160	—	—
RSU - Stock appreciation rights (cash settled)	108,180	—	—

2019 Plan
Equity settled Performance based RSU	4,549,356	3,744,345	4,187,902

Total grants	13,059,446	6,093,927	9,504,262

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

During fiscal 2026, 2025 and 2024, we recorded an employee stock compensation expense of $108 million, $95 million and $79 million, respectively, in the statement of comprehensive income. This comprises of expense pertaining to employee stock compensation of the CEO, other executive officers, and other employees.

The following table gives the details of outstanding RSUs and stock options under the 2019 Plan and 2015 Plan as of March 31, 2026:

	Stock incentives outstanding
	2019 Plan	2015 Plan
RSUs	10,422,882	7,379,449
ESOPs	—	5,361,166

Grants made under the 2015 Plan have been adjusted for the September 2018 bonus issue.

For additional information on our stock incentive compensation plans, see Note 2.17 Employees’ Stock Options Plans under Item 18 of this Annual Report on Form 20-F.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth as of May 20, 2026, certain information with respect to beneficial ownership of equity shares held by each shareholder or group known by us to be the beneficial owner of 5% or more of our outstanding equity shares.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of May 20, 2026. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. The shares beneficially owned by the directors and officers include equity shares owned by their family members to which such directors and officers disclaim beneficial ownership.

	Class of security	No. of shares beneficially held		% of class of shares	No. of shares beneficially held		% of class of shares	No. of shares beneficially held		% of class of shares
Name of the beneficial owner	Equity	May 20, 2026			March 31, 2025			March 31, 2024
Shareholding of all directors and officers as a group	Equity	102,731,292	(1)	2.53	102,532,600	(2)	2.47	102,414,321	(3)	2.46
Life Insurance Corporation of India	Equity	438,350,372		10.81	388,112,531		9.34	385,952,941		9.30

1)
Comprised 102,731,292 shares owned by directors and officers and includes stock options which have vested and yet to be exercised.
(a)
Includes 3,614 Equity shares jointly held by Bobby Parikh with his spouse as the first holder.
(b)
Includes 13,606 ESOPs vested on June 5, 2026 of Inderpreet Sawhney which are yet to be exercised.
(c)
Includes 4,219 ESOPs vested on June 5, 2026 of Shaji Mathew which are yet to be exercised.
(d)
Includes 5,302 ESOPs vested on June 5, 2026 of Jayesh Sanghrajka which are yet to be exercised

         The percentage of ownership is calculated on 4,056,360,091 equity shares.

2)
Comprised of 102,532,600 shares owned by directors and officers. The percentage of ownership is calculated on 4,153,263,455 equity shares.
3)
Comprised of 102,414,321 shares owned by directors and officers. The percentage of ownership is calculated on 4,150,867,464 equity shares.

Our ADSs are listed on the NYSE. Each ADS currently represents one equity share of par value ₹5/- per share. ADSs are registered pursuant to Section 12(b) of the Exchange Act and as of May 20, 2026, held by 121,599 holders of record in the United States.

Our equity shares can be held by Foreign Institutional Investors ("FIIs"), Foreign Portfolio Investors ("FPIs") and Non-Resident Indians ("NRIs"). As of May 20, 2026, 26.10% of our equity shares were held by these FIIs, FPIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs, FPIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

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

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements and auditors’ report appear under Item 18 in this Annual Report on Form 20-F and are incorporated herein by reference:

▪
Report of Independent Registered Public Accounting Firm.
▪
Consolidated Balance Sheet as of March 31, 2026, and 2025.
▪
Consolidated statements of comprehensive income for the years ended March 31, 2026, 2025 and 2024.
▪
Consolidated statements of changes in equity for the years ended March 31, 2026, 2025 and 2024.
▪
Consolidated statements of cash flows for the years ended March 31, 2026, 2025 and 2024.
▪
Notes to the consolidated financial statements.

Export revenues

For fiscal 2026, 2025 and 2024, we generated $19,582 million, $18,684 million and $18,093 million, or 97.1%, 96.9% and 97.5% of our total revenues of $20,158 million, $19,277 million and $18,562 million, respectively, from the export of our products and rendering of services outside of India.

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

Dividends

Under Indian law, a corporation pays dividends upon a recommendation by the Board and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board. Dividends may be paid out of profits of an Indian company, after providing depreciation in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years, or out of both. However, the declaration of interim dividend by a Company only requires the approval of the Board under Indian law.

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

Dividend Distribution Policy

As per Regulation 43A of the SEBI LODR the top 500 listed companies shall formulate a dividend distribution policy. Accordingly, the policy was adopted to set out the parameters and circumstances that will be taken into account by the Board in determining the distribution of dividend to its shareholders and / or retaining profits earned by the Company. The dividend policy is filed as an exhibit to this Annual Report on Form 20-F. The policy is available on our website: https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx

Refer to Note 2.15 ‘Equity’ in Item 18 of this Annual Report for details on buyback completed and dividend recognized by the Company during the three years ending March 31, 2026.

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

As of May 20, 2026, we had 4,056,360,091 registered equity shares issued and outstanding. There were 121,599 record holders of ADRs, evidencing 303,790,393 ADSs (each ADS currently represents one equity share). As of May 20, 2026, there were 3,006,879 record holders of our equity shares listed and traded on the Indian stock exchanges.

All translations from Indian rupees to U.S. dollars are based on fixing rate in the city of Mumbai on March 31, 2026 for cable transfers in Indian rupees as published by the FEDAI, which was ₹94.84 per $1.00.

On June 12, 2026, the closing price of equity shares on the BSE was ₹1,116.45 equivalent to $11.72 per equity share and on the NSE was ₹1,116.40 equivalent to $11.72 per equity share based on the exchange rate on that date and on June 12, 2026, the closing price of ADSs on the NYSE was $11.74 per ADS.

The conversion of our equity shares into ADSs is governed by guidelines issued by the RBI.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company vide postal ballot concluded on March 31, 2017, adopted Articles of Association to bring the same in line with provisions of the Indian Companies Act, 2013, as amended from time to time, (the “Indian Companies Act, 2013”). The Company vide postal ballot concluded on August 22, 2018, altered clause V of the Memorandum of Association to reflect the increase in the Authorized capital for the issue of Bonus shares. The Memorandum and Articles of Association are available on the website of the Company and were filed previously as an exhibit to the Annual Report on Form 20-F and is available under the following links: https://www.sec.gov/Archives/edgar/data/1067491/000106749117000021/exv01w01.htm and https://www.sec.gov/Archives/edgar/data/1067491/000156459019022837/infy-ex12_1403.htm

The corporate legal framework governing the Company as on the date hereof is the notified provisions of the Companies Act, 2013 as amended from time to time.

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

Our Articles of Association provide that the minimum number of directors shall be three and the maximum number of directors shall be 15 unless approval from shareholders is obtained by a special resolution to appoint more than 15 directors. As of March 31, 2026, we had nine directors. As per the Indian Companies Act, 2013, unless the Articles of Association of a company provide for all directors to retire at every AGM, not less than two-third of the non-independent directors of a public company are liable to retire by rotation and one-third of such directors must retire by rotation, while the remaining two-third may remain on the Board until they resign or are removed. Our Articles of Association require one-third of such of the directors, as are liable to retire by rotation as per the Indian Companies Act, 2013 (excluding independent directors), to retire from office every year, and the directors whose office of directorship has been the longest shall mandatorily retire by rotation. Retiring directors qualify for reappointment. Executive directors are appointed by the shareholders for a maximum period of five years but are eligible for reappointment upon completion of their term. An independent director shall hold office for a term of up to five consecutive years and will be eligible for reappointment on the passing of a special resolution by the shareholders.

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

General

Our authorized share capital is ₹24,000,000,000 (Rupees two thousand four hundred crore only) divided into 4,800,000,000 (four hundred and eighty crore only) equity shares, having a par value of ₹5/- per share. As of March 31, 2026, 405,55,91,723 equity shares were issued, outstanding and fully paid, out of which controlled trust holds 8,650,911 equity shares under the 2015 Plan. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. As of March 31, 2026, we had 12,740,615 and 10,422,882 RSUs (including ESOPs) outstanding to purchase equity shares under the 2015 and 2019 Plans, respectively. For the purpose of this Annual Report on Form 20-F, “shareholder” means a shareholder who is registered as a member in our register of members or whose name appears in the beneficiary position maintained by the depositories.

Buyback completed in December 2025

In line with the capital allocation policy, the Board, in its meeting held on September 11, 2025, approved the buyback of equity shares, by way of the tender offer route through the Indian stock exchanges, amounting to ₹18,000 crore (Buyback Offer Size) at a price not exceeding ₹1,800 per share (Buyback Offer Price), subject to shareholders' approval by way of Postal Ballot.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on November 4, 2025. The buyback was offered to all equity shareholders of the Company (other than ADS holders of the Company) under the tender offer route through the stock exchange. The tendering period of buyback of equity shares commenced on November 20, 2025, and was completed on November 26, 2025. During this buyback period, we had purchased and extinguished a total of 100,000,000 equity shares from the stock exchange comprising 2.41% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹18,000 crore (approximately $2,000 million) (excluding transaction costs and tax on buyback). We funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Indian Companies Act, 2013.

In accordance with section 69 of the Indian Companies Act, 2013, as at March 31, 2026 the Company has created ‘Capital Redemption Reserve’ of ₹50 crore (approximately $6 million) equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings.

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

Dividends

Under the Indian Companies Act, 2013, our Board recommends the payment of a dividend which is then approved by our shareholders in a general meeting. However, the Board is not obliged to recommend a dividend.Further, the declaration of interim dividend only requires the approval of the Board under Indian law.

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

Meetings of Shareholders

In accordance with the Indian Companies Act, 2013, each company is required to hold an annual general meeting, each year, within 15 months of the previous AGM or within six months of the end of the previous fiscal year, whichever is earlier. However, since our Company forms a part of the top 100 listed entities by market capitalization in India, pursuant to Regulation 44(5) of the SEBI Listing Regulations, the Company is required to hold our annual general meetings within a period of 5 months from the date of closing of each financial year. In certain circumstances a three-month extension may be granted by the Registrar of Companies to hold the AGM. The AGM is generally convened by our Company Secretary pursuant to a resolution of the Board. In addition, the Board may convene an Extraordinary General Meeting of shareholders ("EGM") when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid-up capital carrying voting rights to transact any special business. Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of any general meeting to the shareholders on record, excluding the days of mailing and date of the meeting. The EGM must be held at a place within India. The AGM must be held at our registered office or at such other place within the city in which the registered office is located. Further, the Ministry of Corporate Affairs has, through the  General Circular No. 03/2025 dated September 22, 2025, extended the facility for companies to conduct their AGMs and EGMs through video conference,  or other audio visual means  until further orders.

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

There can be no assurance that shares offered by an ADS investor in any buyback of shares by us will be accepted by us. Any conversion of ADS into underlying equity shares and re-conversion of such equity shares into ADS is currently subject to limits of permissible foreign shareholding in the Company. Foreign investment of up to 100% of our share capital is currently permitted by Indian laws. Participation by ADS holders in a buyback is also subject to Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, Circular on framework for issue of Depositary Receipts dated October 10, 2019 read with circular SEBI/HO/MRD2/DCAP/CIR/P/2 dated November 28, 2019, SEBI/HO/MRD/DCAP/CIR/P/2020/190 dated October 01, 2020 and SEBI/HO/MRD2/DCAP/CIR/P/2020/243  dated December 18, 2020 which were subsequently rescinded and replaced by the SEBI master circular for Depositories dated October 6, 2023, read with the SEBI master circular dated December 3, 2024  (“SEBI Master Circulars”) also subject to such approvals, if and to the extent necessary or required from concerned authorities including, but not limited to, approvals from the RBI under Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any. ADS investors are advised to consult their legal advisors for advice prior to participating in any buyback by us, including advice related to any related regulatory approvals and tax issues.

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

Takeover Code

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (“Takeover Code”), upon acquisition of shares or voting rights in a public listed Indian company such that the aggregate shares or voting rights of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or through or together with persons acting in concert with him), is 5% or more of the shares or voting rights in the company, the acquirer together with such persons acting in concert are required to, within two working days of such acquisition of shares or voting rights or receipt of intimation of allotment of shares, disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

Further, any person, together with persons acting in concert with him, who holds shares or voting rights entitling them to 5% or more of the shares or voting rights in a target company must disclose the number of shares or voting rights held and change in shareholding or voting rights from the last disclosure made, if such change exceeds 2% of the total shareholding or voting rights in the company to the company and to the stock exchanges on which the shares of the company are listed, within two working days of the receipt of intimation of allotment of shares, or the acquisition or the disposal of shares or voting rights. This disclosure is required, in case of a sale, even if such sale results in the shareholding of the acquirer and the persons acting in concert falling below 5%.

The acquisition of: (i) shares or voting rights which entitles the acquirer and persons acting in concert with him to exercise: (A) 25% or more of the voting rights; or (B) more than 5% of the voting rights in a target company in a single financial year, where the acquirer together with persons acting in concert with him already holds 25% or more of the voting rights; or (ii) direct or indirect control over the target company, in each case triggers a requirement for the acquirer and the persons acting in concert with him to make an open offer to acquire at least 26% of the total shares of the target company for an offer price determined as per the provisions of the Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it has agreed to acquire such shares or voting rights in, or control over the target company.

Where the public shareholding in the target company is reduced to a level below the limit specified in the Securities Contract (Regulation) Rules, 1957 (“SCRR”) read with the Listing Regulations on account of shares being acquired pursuant to an open offer, the acquirer is required to take necessary steps as permitted under SEBI Master Circular SEBI/HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026 to facilitate compliance with the public shareholding threshold within the time prescribed in the SCRR. Pursuant to amendments to the Takeover Code dated December 6, 2021, an acquirer can make an offer for delisting the company if such acquirer declares his intention to do so at the time of making the public announcement of an open offer as well as at the time of making the detailed public statement in accordance with the provisions of the Takeover Code, provided that if the open offer is for an indirect acquisition that is not a deemed direct acquisition under sub-regulation (2) of regulation 5 of the Takeover Code, the declaration of the intent to so delist is required to be made initially only in the detailed public statement. Where the target company fails to get delisted pursuant to such delisting offer, but which results in the shareholding of the acquirer exceeding the maximum permissible non-public shareholding threshold, the acquirer can undertake a further attempt to delist the target company in accordance with the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021 (“Delisting Regulations”) during the period of 12 months from the date of completion of the open offer, subject to the acquirer continuing to exceed the maximum permissible non-public shareholding in the target company. Further, upon failure of the further delisting attempt as prescribed under the Takeover Code, , the acquirer shall ensure compliance of the minimum public shareholding requirement of the target company under the SCRR within a period of 12 months from the end of the aforesaid period. Subject to the above, if the shareholding of the acquirer exceeds the maximum permissible non-public shareholding in the company pursuant to an open offer, the acquirer will not be eligible to make a voluntary delisting offer under the Delisting Regulations, unless 12 months have elapsed from the date of the completion of offer period.

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

As of March 31, 2026, our public shareholding was approximately at 85.38%.

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

MATERIAL CONTRACTS

At the 2022 AGM, the Board and Shareholders approved the reappointment of Salil Parekh as Chief Executive Officer and Managing Director of the Company, with a term commencing on July 1, 2022, and ending on March 31, 2027, and approved the execution of his employment agreement.

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

Subject to certain conditions, under the extant Consolidated FDI Policy (effective from October 15, 2020), FDI in most industry sectors does not require prior approval of Government of India or the RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the Takeover Code (as described above), and ownership restrictions based on the nature of the foreign investor (as described below). Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment of up to 100% of our share capital is currently permitted by Indian laws. With a view to safeguard domestic organizations from hostile or opportunistic acquisitions in the midst of the COVID-19 pandemic, by way of the Foreign Exchange Management (Non-debt Instruments) Amendment Rules, 2020 issued on April 22, 2020, the Ministry of Finance has made the prior approval of the Government mandatory for receiving foreign investments (including the subsequent transfer of ownership), on or after April 22, 2020,  from countries that share land border with India, and also in cases where the beneficial owner of such foreign investment (both at the time of investment and any change thereafter due to transfer of ownership) is situated in or is a citizen of a country sharing land border with India. On March 10, 2026, the Government of India issued a press release in relation to approval of amendments to the Consolidated FDI Policy inter alia stating that investments from countries sharing land border with India which result in a non-controlling beneficial ownership of up to 10% being held by such investor(s) shall be permitted under the automatic route as per the applicable sectoral caps, entry routes and attendant conditions, subject to the reporting of relevant information/details by the investee entity to the Department for Promotion of Industry and Internal Trade, Ministry of Commerce & Industry, Government of India. The formal amendment to the Consolidated FDI Policy in this regard is awaited.

Subsequent Transfers

Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer by way of a private arrangement between a resident and a non-resident of securities of an Indian company in the IT sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines, the Takeover Code (as described above), and the ownership restrictions based on the nature of the foreign investor (as described below). In case of a sale of shares of a listed Indian company by a resident to a non-resident investor (investing under the FDI route), the minimum price per share payable by a non-resident to the resident to acquire the shares cannot be less than the higher of (such price, “Preferential Allotment Floor Price”):

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

In case of a sale of shares of a listed Indian company by a non-resident (who had invested under the FDI route) to a resident, the price of shares transferred by a non-resident to a resident in India should not exceed the price worked out in accordance with the relevant SEBI guidelines, specifically the Preferential Allotment Floor Price. Transfer of equity shares by a non-resident (who had invested under the FDI route) on the floor of the Indian stock exchanges is permitted in the manner prescribed under the SEBI regulations.

A non-resident cannot acquire shares of a listed company on the floor of a stock exchange unless such non-resident is (a) registered as FPI with the SEBI; or (b) NRI; or (c) an individual resident outside India who is registered as an overseas citizen of India cardholder under the Citizenship Act, 1955 ("OCIs") or (d)  investing through FDI route and has already acquired control of such company in accordance with Takeover Code and continues to hold such control, and in each of the cases above, subject to the provisions of Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (as amended from time to time) read with the Consolidated FDI Policy.

The conditions prescribed for investment by a non-resident on the floor of the stock exchange under the FDI route, are as follows:

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

Transfers of shares or fully and compulsorily convertible debentures of the company, by way of sale or gift, between two non-residents (other than NRI, OCI or erstwhile OCB) are not subject to RBI approvals or pricing restrictions. However, for sectors in which foreign direct investment requires prior Government approval (foreign direct investment in the information technology sector does not require prior Government approval), approval from the Government of India will be required for a transfer between two non-residents.

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
q.
municipal bonds;
r.
debt securities issued by (i) InvITs and (ii) REITs; and
s.
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

As per the Non-Debt Rules, the total holding of each FPI (or an investor group) shall be below 10% of the total paid up equity capital on a fully diluted basis or less than 10% of the paid up value of each series of debentures or preference shares or share warrants issued by an Indian company. The FPIs investing in breach of the prescribed limit of 10% shall have the option of divesting their holdings within five trading days from the date of settlement of the trades causing the breach. In case the FPI chooses not to divest, then the entire investment in the company by such FPI and its investor group shall be considered as investment under FDI and the FPI and its investor group shall not make further portfolio investment in the company concerned. The divestment of the holdings by FPI and the reclassification of FPI investment as FDI shall be subject to further conditions, if any, specified by SEBI and the RBI in this regard.  As per the FPI Regulations, the foreign portfolio investors who invests only in Government Securities, in accordance with the conditions as may be specified by SEBI from time to time shall not form part of the investor group.

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

The summary provided above is based on laws applicable as of March 31, 2026, and is not intended to constitute a complete analysis of all laws applicable to the Company and its securities or a substitute for professional legal advice.

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

Effective April 1, 2026, the Income Tax Act,1961 will be replaced by the Income Tax Act, 2025. The new Act helps in streamlining tax laws, simplifying language, consolidating provisions and reducing compliance burdens.

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

Taxation of Distributions

The Finance Act 2020 has replaced Dividend Distribution Tax (“DDT”) with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In the light of the above changes under the Income Tax Act, 1961, Company paying dividend to shareholders is required to withhold tax at the applicable rates prescribed under Income Tax Act, 1961 read along Tax Treaty with respective countries (together with Multilateral Instrument “MLI” as applicable) subject to conditions specified under the Income Tax Act, 1961.

Further, the Finance Act 2020 amended section 57 of the Income Tax Act, 1961 to provide that no deduction shall be allowed from dividend income in the hands of shareholders, other than deduction on account of interest expense incurred for earning this dividend and in any previous year such deduction shall not exceed twenty percent of the dividend income included in the total income for that year without deduction under section 57 of the Income Tax Act, 1961.

Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon conversion of ADSs. The relevant provisions are contained mainly in sections 2(42A), 45, 47(viia), 47(x), 49(2ABB), 115AC and 115ACA, of the Income Tax Act, 1961, in conjunction with the Scheme. You should consult your own tax advisor concerning the tax consequences of your particular situation.

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

•
The Finance Act, 2018 has amended the Income Tax Act, 1961 to provide that Long Term Capital Gain exceeding ₹100,000 arising from sale of equity shares in a company or a unit of an equity-oriented fund or a unit of a business trust will be taxable at a rate of 10%, subject to Securities Transaction Tax, or STT (described below) is paid both at the time of purchase and sale of such shares (or a unit of an equity-oriented fund or a unit of a business trust)  and will not get the benefit of indexation. Thus, any transfer carried out after April 1, 2018, would result in Long Term Capital Gains in excess of ₹100,000 and will attract tax at the rate of 10%. Further the Finance (No. 2) Act, 2024 has enhanced the limit from ₹100,000 to ₹125,000. Thus, Long term capital gain exceeding ₹125,000 will be taxable at the below rates:

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

The taxes and applicable surcharge will be increased by incremental levy known as ‘health and education cess’ at 4%. Securities Transaction Tax (STT): STT is leviable on sale and purchase of equity shares and derivates in a recognised stock exchange. STT is levied as follows:

Type of transaction	Rate of STT (Before 1st Apr'2026)	Rate of STT (on or after 1st Apr'2026)	Levied on
Sale of Equity shares	0.1% of the transaction	0.1% of the transaction	Both Buyer

(Delivery based)	value of securities	value of securities	and Seller
Sale of Equity shares (Non-delivery based)	0.025% of the transaction value of the securities	0.025% of the transaction value of the securities	Seller
Sale of option in securities	0.0625% of the option premium	0.15% of the option premium	Seller
Sale of option in securities, where option is exercised	0.125% of the Intrinsic value (i.e., settlement price minus strike price)	0.15% of the Intrinsic value (i.e., settlement price minus strike price)	Buyer
Sale of futures in securities	0.0125% of transaction value	0.05% of transaction value	Seller

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

There is no corresponding provision under the Income Tax Act, 1961 in relation to the “stepped up” basis for the purchase price of equity shares. However, to the best of our knowledge, the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

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

Withholding Tax on Capital Gains. Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be withheld at the source by the buyer. According to section 196C of the Income Tax Act, 1961, where any income by way of interest or dividends in respect of bonds or global depository receipts referred to in section 115AC of the Income Tax Act, 1961 or by way of long-term capital gains arising from the transfer of such bonds or global depository receipts is payable to a non-resident, the person responsible for making the payment shall, at the time of credit of such income to the account of the payee or at the time of payment thereof in cash or by the issue of a check or draft or by any other mode, whichever is earlier, deduct income tax thereon at the rate of ten per cent subject to any concession rate of tax provided as per Tax Treaty of respective countries read along with applicable MLI. Further in respect of long-term capital gains arising from transfer of such bonds or global depository receipts on or after July 23, 2024, tax deducted at twelve and one-half per cent subject to any concession rate of tax provided as per Tax Treaty of respective countries read along with applicable MLI. The concessional tax rate benefit as per Tax Treaty would be available subject to providing various Tax forms including Tax Residency certificate by non-resident shareholders. However, as per the provisions of Section 196D (2) of the Income Tax Act, 1961, no withholding tax is required to be deducted from any income by way of capital gains arising to Foreign Institutional Investors (FPIs) as defined in Section 115AD of the Income Tax Act, 1961 on the transfer of securities defined in Section 115AD of the Income Tax Act, 1961.

 Taxation for buyback of equity shares –

a.
All domestic companies are subject to tax on the buyback of shares at the rate of 23.296% (including surcharge of 12% and Health and Education cess of 4%).
b.
As a result of the above tax on the buyback of shares, an income tax exemption to shareholders under section 10(34A) of the Income Tax Act, 1961, is provided.
c.
The statutory obligation of the non-resident shareholder to pay tax dues on gains (if any) in the country in which they are a tax resident is separate and independent from the statutory obligation of the Company for taxes on buyback. Shareholders should consult his, her or its own tax advisor regarding the tax treatment or tax obligation, if any.

However, pursuant to Finance (No. 2) Act 2024, 115QA of the Income Tax Act, 1961 will no longer apply to any buy-back of shares undertaken on or after October 1, 2024. As a result, the corresponding shareholders under section 10(34A) of the Income tax Act, 1961 will also cease to be available. Any consideration received by the shareholders pursuant to buy-back of shares on or after October 1, 2024 will instead be treated as dividend income under section 2(22)(f) and taxed as ‘Income from other sources’. Such income will be subject to withholding of tax at the applicable rates prescribed under Income Tax Act, 1961 read along with applicable Tax treaties with respective countries (together with MLI as applicable) subject to providing various Tax forms including Tax Residency certificate and electronic Form 10F by non-resident shareholders. For the purposes of computing the capital gain in the hands of shareholders with respect to the shares bought back, consideration received shall be deemed to be NIL in accordance with section 46A of the Income Tax Act, 1961 thereby resulting in a capital loss in the hands of the shareholders. Such capital loss shall be eligible for set-off and carry forward as per section 74 of the Income Tax Act, 1961.

Further with effect from 1stApril 2026, Buyback proceeds will be taxed as Capital Gain. In addition. promoters will be subject to an additional Income Tax on the capital gain arising from buyback. Accordingly, the total tax payable by a promoter will consist of the regular capital gains tax plus the prescribed additional tax.

Effective Tax Rates for Promoters are as follows:

Promoter being a Domestic Company and shares are listed: The aggregate effective tax rate is approximately 22%

Capital Gains	Normal Rate	Additional Tax
Short-term Capital Gains	20%	2%
Long-term Capital Gains	12.5%	9.5%

Promoter other than a Domestic Company: The aggregate effective tax rate is approximately 30%

Capital Gains	Normal Rate	Additional Tax
Short-term Capital Gains	20%	10%
Long-term Capital Gains	12.5%	17.5%

Effective Tax Rates for Non-Promoters:

Capital Gains	Normal Rate	Additional Tax
Short-term Capital Gains	20%	No Additional Tax
Long-term Capital Gains	12.5%	No Additional Tax

For the purpose of this section,

1.
in the case of a company whose shares are listed on a recognized stock exchange in India, ‘promoter’ shall have the same meaning as assigned to it in regulation 2(k) of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 made under the Securities and Exchange Board of India Act, 1992;

2.
in any other case, “promoter” means,

(i)
a “promoter” as defined in section 2(69) of the Companies Act, 2013; or
(ii)
a person who holds, directly or indirectly, more than 10% of the shareholding in the company;

Any Buyback undertaken on the NSE / BSE, is chargeable to the Securities Transaction Tax (“STT”).

Taxation for American Depositary Shares (ADSs) Holders:

ADS holders with underlying equity shares, consequent to withdrawal of such equity shares may participate in a buyback by selling equity shares on Indian stock exchanges.

There can be no assurance that the Equity Shares offered by an ADS holder in a buyback will be accepted as such withdrawal of underlying equity shares is subject to the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, the Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable and other applicable approvals from the Reserve Bank of India.

ADS holders are advised to consult their legal, financial and tax advisors for advice prior to participating in a buyback, including advice related to any related regulatory approvals and tax issues.

A. The following is the brief summary of income tax implications on withdrawal and re-deposit of Equity Shares:

1. While there are arguments in favour that conversion of ADS into shares should not be subject to capital gains tax, this view is not free from doubt as law is not very clear on this aspect.

2. The shares which would not be accepted by the Company in a buyback could get reconverted into ADS. As far as taxability of such reconversion is concerned, there are two possible views i.e., whether such reconversion of shares into ADS is a taxable transfer and accordingly would attract capital gains tax or such reconversion of shares into ADS is non-taxable transfer and would not attract capital gains. While there are arguments supporting both the views, the view that such reconversion is not a taxable transfer may be construed to be a better view.

B Income tax implications in respect of sale of equity shares on account of buyback, pursuant to conversion of ADS into equity shares:

1. Prior to October 1, 2024, all domestic companies are subject to tax on the buyback of shares under section 115QA of the Income tax Act at the rate of 23.296% (including surcharge of 12% and health and education cess of 4%).

2 . As a result of above tax on buyback of shares, an income tax exemption to shareholders under section 10(34A) of the Income Tax Act, is provided.

3. The statutory obligation of the non-resident shareholder to pay tax dues on gains (if any) in the country in which they are tax resident is a separate and independent from the statutory obligation of the Company to taxes on buyback. Shareholders should consult his, her or its own tax advisor regarding the tax treatment or tax obligation, if any.

However, pursuant to Finance (No. 2) Act 2024, 115QA of the Income Tax Act, 1961 will no longer apply to any buy-back of shares undertaken on or after October 1, 2024. As a result, the corresponding shareholders under section 10(34A) of the Income tax Act, 1961 will also cease to be available. Any consideration received by the shareholders pursuant to buy-back of shares on or after October 1, 2024 will instead be treated as dividend income under section

2(22)(f) and taxed as ‘Income from other sources’. Such income will be subject to withholding of tax at the applicable rates prescribed under Income Tax Act read along with applicable Tax treaties with respective countries (together with MLI as applicable) subject to providing various Tax forms including Tax Residency certificate and electronic Form 10F by non-resident shareholders. For the purposes of computing the capital gain in the hands of shareholders with respect to the shares bought back, consideration received shall be deemed to be NIL in accordance with section 46A of the Income Tax Act, 1961 thereby resulting in a capital loss in the hands of the shareholders. Such capital loss shall be eligible for set-off and carry forward as per section 74 of the Income Tax Act, 1961.

Further with effect from 1stApril 2026, Buyback proceeds will be taxed as Capital Gain.

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

Material U.S. Federal Income and Estate Tax Consequences

The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the ownership and disposition of equity shares or ADSs [including pursuant to buyback of equity shares by the company (a “buyback”)] and is for general information only. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. holders. U.S. holders are beneficial holders of equity shares or ADSs who are individuals who are citizens or residents of the United States; corporations (or other entities treated as corporations for U.S. federal tax purposes) created in or under the laws of the United States or any state thereof (or the District of Columbia); estates, the income of which is subject to U.S. federal income taxation regardless of its source, and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions or that has a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. This summary is limited to U.S. holders who will hold equity shares or ADSs as capital assets for U.S. federal income tax purposes (generally for investment). In addition, this summary is limited to U.S. holders who are not resident in India for purposes of the Convention between the Government of the United States and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”). If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds the equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding equity shares or ADSs should consult his, her or its own tax advisor regarding the tax treatment of an investment in the equity shares or ADSs.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, financial institutions, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a ‘straddle’ or as part of a ‘hedging’ or ‘conversion’ transaction for tax purposes, persons liable for alternative minimum tax, persons holding ADSs or equity shares through partnerships or other pass-through entities, persons that have a ‘functional currency’ other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company controlled foreign corporations, foreign controlled foreign corporations, passive foreign investment companies, or corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules as a result of any item of gross income with respect to our equity shares or ADSs being taken into account in an applicable financial statement, persons who hold or receive equity shares or ADSs pursuant to the exercise of any option or otherwise as compensation, persons deemed to sell equity shares or ADSs under the constructive sale provisions of the Code, and certain U.S. expatriates and certain former citizens or long-term residents of the United States. This summary is ed on the Code as in effect on the date of this

Annual Report on Form 20-F and on the U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this Annual Report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date, and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Dividends. Subject to the passive foreign investment company rules described below, the gross amount of any distributions of cash (or the fair market value of any other property) with respect to ADSs or equity shares (before reduction for any Indian withholding taxes) generally will be included in income by a U.S. holder as ordinary dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally should be the date of receipt by the Depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. We do not intend to determine earnings and profits in accordance with U.S. federal income tax principles; therefore, U.S. holders should expect that a distribution will generally be treated as a dividend. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles) such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the equity shares or ADSs, and thereafter as capital gain. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a ‘qualified foreign corporation’ for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is or has been a passive foreign investment company (as discussed below) for the taxable year in which the dividend is paid or in the preceding taxable year. The ADSs are traded on the NYSE. Due to the absence of specific statutory provisions addressing ADSs, however, there can be no assurance that we are a qualified foreign corporation solely as a result of our listing on NYSE. In addition, it is unclear whether our shares will be considered readily tradeable for this purpose. Nonetheless, we may be eligible for benefits under the Treaty. Each U.S. holder should consult its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

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

EACH U.S. HOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDUCED RATE OF TAXATION UNDER THE LAW IN EFFECT FOR THE YEAR OF THE DIVIDEND AND WHETHER ANY U.S. FOREIGN TAX CREDITS ARE AVAILABLE TO IT IN RESPECT OF INDIAN WITHHOLDING TAX, IF ANY.

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

If an exchange of Equity Shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of Equity Shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. holder’s equity interest in the company given such U.S. holder’s particular facts and circumstances. The Internal Revenue Service (the “IRS”) has indicated in published rulings that a relatively minor reduction of the proportionate equity interest of a U.S. holder whose relative equity interest is minimal and who does not exercise any control over or participate in the management of corporate affairs should be treated as “not essentially equivalent to a dividend.” Each U.S. holder should consult its tax advisors regarding the application of the rules of Section 302 in its circumstances. Because the Section 302 tests are applied on a stockholder-by-stockholder basis, a buyback may be a sale or exchange for certain U.S. holders and a distribution for others.

Distribution: If a U.S. holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of equity shares for cash, such U.S. holder will be treated as having received a distribution from the Company. The gross amount of the distribution will generally be treated as dividend income to the extent made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of the Company. The U.S. federal income tax consequences of receipt of any such amounts treated as dividends are discussed above under “Dividends”.

EACH PROSPECTIVE PARTICIPANT IN A COMPANY BUYBACK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE BUYBACK.

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

Estate taxes. An individual U.S. holder will have the value of the equity shares or ADSs held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays non-U.S. estate tax with respect to the equity shares may, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

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

We do not believe that we satisfy either of the tests for passive foreign investment company status for the year ended on March 31, 2026. Because this determination is made on an annual basis, however, no assurance can be given that we will not be considered a passive foreign investment company in future taxable years. If we were to be a passive foreign investment company for any taxable year, U.S. holders:

•
may be required to pay an interest charge together with tax calculated at ordinary income rates on ‘excess distributions,’ as the term is defined in relevant provisions of the U.S. tax laws and on any gain on a sale or other disposition of equity shares;
•
would be able to avoid the ‘excess distribution’ rules described above by making a “qualified electing fund election” (as the term is defined in relevant provisions of the U.S. tax laws) and including in their taxable income their pro-rata share of undistributed amounts of our income, however we do not plan to provide information necessary for U.S. holders to make a ‘qualified electing fund’ election; or
•
may avoid the ‘excess distribution’ rules described above if the applicable equity shares or ADSs are ‘marketable’ by making a mark-to-market election, in which case the U.S. holder must mark-to-market the equity shares or ADSs each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year. Our ADSs are traded on the NYSE, and our equity shares are traded on the Indian stock exchanges. As such, a U.S. holder may be able to make a mark-to-market election with respect to our ADSs or equity shares, but U.S. holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ADSs or equity shares under their particular circumstances; and
•
will generally be subject to additional annual return requirements and may be required to file Internal Revenue Service Form 8621, unless certain exemptions apply.

If we are treated as a passive foreign investment company for any taxable year during which a U.S. holder holds the ADSs or equity shares, we will continue to be treated as a passive foreign investment company with respect to such U.S. holder for all succeeding years during which the U.S. holder holds the ADSs or equity shares, unless we were to cease to be a passive foreign investment company and the U.S. holder makes a “deemed sale” election with respect to the ADSs or equity shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF EQUITY SHARES OR ADSs AND PARTICIPATION IN A COMPANY BUYBACK OF EQUITY SHARES. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE RELEVANT TAX CONSEQUENCES TO YOU BASED ON YOUR PARTICULAR SITUATION, [AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PARTICIPATION IN A BUYBACK], INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY U.S. STATE, LOCAL OR NON-U.S. JURISDICTION AND ANY ESTATE, GIFT AND INHERITANCE LAWS.

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

Fees and other payments made by the depositary

During fiscal 2026, expenses aggregating approximately $227,413 were incurred by the Depositary in relation to our ADS program towards payment made to proxy processing firms for mailing the notice, proxy card and other interim communications to ADS holders or their brokers including dividend re-investment and transfer fees.

For the year ended March 31, 2026, the Depositary has made payments to Infosys totaling to approximately $5.04 million (post deduction of withholding tax) which we may use for investor relations activities related to the ADR program, including the production of annual reports and Form 20-F filings, listing fees, road shows, investor targeting, peer analysis, perception studies, postage for mailing annual and interim reports and other communications to ADR holders, broker conferences, analyst events, etc. Under certain circumstances, including termination of our ADS program or removal of our Depositary, we may be required to repay to the Depositary a portion of the amounts reimbursed in prior periods.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 20-F, our management, with the participation of our CEO and CFO, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at March 31, 2026. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO and CFO, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2026. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2026.

Our independent registered public accounting firm, Deloitte Haskins & Sells LLP, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2026.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Infosys Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Infosys Limited (the “Company”) and subsidiaries (the “Group”) as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2026, of the Group and our report dated June 15, 2026, expressed an unqualified opinion on those consolidated financial statements.

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

June 15, 2026

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

Item 16B. Code of Ethics

On April 23, 2026, our Board adopted the revised Code of Conduct and Ethics which is applicable to all officers, directors and employees, the copy of which is available for downloading free of cost from our website at https://www.infosys.com/investors/corporate-governance/documents/codeofconduct.pdf. The Revised Code of Conduct and Ethics has been filed as an exhibit to the Annual Report on Form 20-F.

Our Whistleblower Policy is posted on our website at https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf.

Item 16C. Principal Accountant Fees and Services

The following table sets forth fees for professional audit services for the audit of our annual financial statements, and fees for other services rendered by our principal accountant and their associated entities for fiscal 2026 and 2025:

	(Dollars in millions)
Type of Service	Fiscal 2026	Fiscal 2025	Description of Services
(a) Audit Fees	3.2	2.7	Audit and review of financial statements
(b) Audit Related Fees	1.0	0.7	Certificates, testing service organization controls and other audit related services
(c) Tax Fees	0.4	0.3	Tax returns, filing and advisory services
(d) All Other Fees	0.1	0.1	Other advisory services
Total	4.7	3.8

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Buyback completed in December 2025

In line with the capital allocation policy, the Board, at its meeting held on September 11, 2025, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of ₹5/- each from the eligible equity shareholders of the Company for an amount of ₹18,000 crore (approximately $2,000 million) subject to shareholders' approval by way of Postal Ballot. The shareholders approved the said proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting through postal ballot, the results of which were declared on November 6, 2025. The Buyback offer comprised a purchase of 10,00,00,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of ₹1,800 ($20) per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e., November 14, 2025) on a proportionate basis through the "Tender offer" route. The tender period for buyback commenced on November 20, 2025 and was open until November 26, 2025. The Company concluded the buyback procedures on December 4, 2025 and 100,000,000 equity shares were bought back and extinguished. The buyback resulted in a cash outflow of ₹18,000 crore (approximately $2,000 million) (excluding transactions costs). The Company funded the buyback from its free reserves including securities premium as explained in Section 68 of the Companies Act, 2013. In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2026, the Company has created a Capital Redemption Reserve of ₹50 crore (approximately $6 million) equal to the nominal value of the shares bought back as an appropriation from the general reserve.

Following is the summary of the buyback completed in fiscal 2026:

Period	(a)Total number of shares purchased	(b)Average price paid per share (in INR)	(c)Total number of shares purchased as part of publicly announced buyback	(d)Maximum number of shares that may yet to be purchased under the buyback
December 4, 2025	100,000,000	1,800.00	100,000,000	NA
Total	100,000,000	1,800.00	100,000,000	—

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

* Represents price for the period between December 7, 2022, to February 10, 2023.

Item 16F. Change in Registrant’s Certifying Accountant

Proposed change of Auditors on account of mandatory rotation requirement in India

Under Section 139 of the Companies Act, 2013 and the Rules made thereunder, it is mandatory for Infosys Limited (‘the Company’) to rotate the current statutory auditors on completion of the maximum term permitted under the said Section. On April 23, 2026, the Audit Committee of Infosys Limited has proposed its intent to recommend the appointment of BSR & Co. LLP, Chartered Accountants (Firm Registration No. 101248W/W-100022) (BSR & Co) as the statutory auditors of the Company. The Board of Directors at its meeting held on April 23, 2026 have approved the announcement of the Company’s intention to recommend the appointment of BSR & Co as the statutory auditors of the Company. The proposed appointment will be recommended by the Board to the shareholders in the 46th Annual General Meeting (AGM) of the Company to be held in the year 2027, for the first term of 5 (five) consecutive years till the conclusion of the 51st AGM to be held in the year 2032. The first year of audit by BSR & Co will be of the financial statements for the year ending March 31, 2028 which will include audit of the quarterly financial statements for the year. Deloitte Haskins & Sells LLP will remain the company’s auditors and audit the financial statements for the year ending March 31, 2027.

The proposed intent to appoint BSR & Co is subject to the fulfilment of all applicable regulatory requirements including auditor independence in accordance with the relevant laws and regulations.

Proposed change in the Company’s certifying accountant for filing with the U.S. Securities and Exchange Commission (‘U.S. SEC’)

The Company is registered with the U.S. SEC and is required to appoint a certifying accountant to perform an audit of its financial statements. The Audit Committee and the Board of Directors of the Company approved the announcement of the Company’s intention to appoint KPMG Assurance and Consulting Services LLP, (KPMG) as the independent registered public accounting firm of the Company. This proposed appointment is expected to be effective for the year ending March 31, 2028. As the independent registered public accounting firm, KPMG will audit the annual financial statements of the Company to be included in the Company’s Annual Report on Form 20-F to be filed with the U.S SEC for the year ending March 31, 2028. Deloitte Haskins & Sells LLP will remain the Company’s certifying accountant and audit the financial statements to be included in the Company’s Annual Report on Form 20-F to be filed with the U.S SEC for the year ending March 31, 2027.

The proposed intent to appoint KPMG is subject to the fulfilment of all applicable regulatory requirements including auditor independence in accordance with the relevant laws and regulations.

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

Some of the key differences between the requirements in India as per the currently applicable listing regulations and those as per the NYSE Listing requirements are as follows:

1.
The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (SEBI LODR) mandates that for a company with a non-executive Chairman, such as our Company, at least one-third of the board should be independent directors. On the other hand, NYSE listing requirements specify that a majority of the Board must consist of independent directors. As of March 31, 2026, the Board had nine members, one of whom is an executive director, a non-executive and non-independent Chairman and seven independent directors.
2.
The SEBI LODR requires that two-thirds of the members of the Audit Committee be independent directors while the NYSE Listed Company Manual specifies that all the members of the Audit Committee must be independent directors. Our Audit Committee consists only of independent directors.
3.
The SEBI LODR requires that at least one director shall be a woman director and the board of directors of the top 500 listed entities shall have at least one independent woman director by April 1, 2019. Further SEBI LODR required, effective April 1, 2020, the board of directors of the top 1,000 listed companies shall have at least one independent woman director. Infosys’ Board has two women independent director as of March 31, 2026.
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

On April 23, 2026, our board adopted the revised Code of Conduct for Prohibition of Insider Trading which is filed as exhibit to the Annual Report on Form 20-F.

Item 16K. Cybersecurity

Infosys Cybersecurity integrates a robust strategy with a comprehensive framework and a strong governance program to ensure optimal protection. The primary objective of Infosys's cybersecurity strategy is to ensure business continuity by minimizing disruptions, besides ensuring continual improvement in the security compliance posture. This is achieved through an effective and continuous threat landscape monitoring system and management of cyber events leveraging advanced tools, technology, processes, and domain expertise. Infosys believes in nurturing a security-first mindset and upholding an effective security culture in the organization, thus complementing its cybersecurity objectives and mitigating enterprise risks. The cybersecurity program is designed to ensure that necessary controls and processes are consistently implemented, monitored, measured, and improved to address cyber risks across all cybersecurity domains. There is a focus on embracing technological innovation, secure by design principles, Responsible Artificial Intelligence (“RAI”) , strengthening the cyber resilient core, and ensuring robust governance.

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

At Infosys, our employees operate in a hybrid model. Hence, we continue to remain vigilant about and stay abreast of the evolving cybersecurity threats globally. To maintain a strong cybersecurity posture, the Information Security team monitors global cybersecurity events, ensuring compliance and its sustenance. Infosys is certified against the Information Security Management System (ISMS) Standard ISO 27001:2022. Additionally, we have been attested for SSAE 18 and ISAE 3402 SOC 1 and SOC 2 by an independent audit firm.

During fiscal 2026, we successfully strengthened our cybersecurity posture by embracing cutting-edge technology, tools, and processes. We focused on continuous cybersecurity workforce training and reskilling, fostering an inclusive security culture with shared ownership, while strengthening capabilities across AI/ML security, cyber resiliency, and secure supply chain ecosystems.

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

Item 18. Financial statements

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of the Audit Committee

To the Board of Directors and Shareholders of Infosys Limited

In connection with the March 31, 2026, consolidated financial statements prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board, the Audit Committee:

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

Bengaluru, India June 15, 2026	Bobby Parikh Chairperson and Audit Committee Financial Expert	D. Sundaram Member, Audit Committee and Financial Expert	Michael Gibbs Member, Audit Committee	Nitin Paranjpe Member, Audit Committee

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

Deloitte Haskins & Sells LLP have conducted their audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) of the Company's consolidated financial statements for the years ended March 31, 2026, March 31, 2025, and March 31, 2024.

The Board of Directors has appointed an Audit Committee composed of outside directors. The Committee meets with the management, internal auditors, and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters.

Bengaluru, India June 15, 2026	Jayesh Sanghrajka Chief Financial Officer	Salil Parekh Chief Executive Officer and Managing Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Infosys Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Infosys Limited (the “Company”) and subsidiaries (the "Group") as of March 31, 2026 and 2025, the related consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows, for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 15, 2026, expressed an unqualified opinion on the Group's internal control over financial reporting.

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

June 15, 2026

We have served as the Company’s auditor since fiscal 2018.

Infosys Limited and subsidiaries

Consolidated Balance Sheet as of March 31,

(Dollars in millions except equity share data)
	Note	2026	2025
ASSETS
Current assets
Cash and cash equivalents	2.1	2,341	2,861
Current investments	2.2	1,365	1,460
Trade receivables		3,715	3,645
Unbilled revenues	2.12	1,633	1,503
Prepayments and other current assets	2.4	1,656	1,519
Income tax assets	2.18	193	348
Derivative financial instruments	2.3	9	23
Total current assets		10,912	11,359
Non-current assets
Property, plant and equipment	2.7	1,406	1,497
Right-of-use assets	2.8	651	738
Goodwill	2.9	1,278	1,182
Intangible assets	2.9	298	323
Non-current investments	2.2	942	1,294
Unbilled revenues	2.12	183	261
Deferred income tax assets	2.18	239	130
Income tax assets	2.18	70	190
Other non-current assets	2.4	467	445
Total non-current assets		5,534	6,060
Total assets		16,446	17,419
LIABILITIES AND EQUITY
Current liabilities
Trade payables		500	487
Lease liabilities	2.8	333	287
Derivative financial instruments	2.3	63	7
Current income tax liabilities	2.18	594	567
Unearned revenues		1,248	994
Employee benefit obligations		372	340
Provisions	2.6	159	173
Other current liabilities	2.5	2,247	2,157
Total current liabilities		5,516	5,012
Non-current liabilities
Lease liabilities	2.8	634	675
Deferred income tax liabilities	2.18	177	202
Employee benefit obligations		12	11
Other non-current liabilities	2.5	267	264
Total liabilities		6,606	6,164
Equity
Share capital – ₹5/- ($0.16) par value 4,800,000,000 (4,800,000,000) equity shares authorized, issued and outstanding 4,046,940,812 (4,143,607,528) equity shares fully paid up, net of 8,650,911 (9,655,927) treasury shares each as of March 31, 2026 (March 31, 2025), respectively		319	325
Share premium		462	500
Retained earnings		13,459	13,766
Cash flow hedge reserves		(2)	(2)
Other reserves		773	1,171
Capital redemption reserve		30	24
Other components of equity		(5,255)	(4,579)
Total equity attributable to equity holders of the Company		9,786	11,205
Non-controlling interests		54	50
Total equity		9,840	11,255
Total liabilities and equity		16,446	17,419
Commitments and contingent liabilities	2.6, 2.7 and 2.18

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income for the years ended March 31,

(Dollars in millions except equity share and per equity share data)
	Note	2026	2025	2024
Revenues	2.11	20,158	19,277	18,562
Cost of sales		14,079	13,405	12,975
Gross profit		6,079	5,872	5,587
Operating expenses:
Selling and marketing expenses		1,025	898	842
Administrative expenses		969	903	911
Total operating expenses		1,994	1,801	1,753
Operating profit		4,085	4,071	3,834
Other income, net	2.16	468	425	568
Finance cost		47	49	56
Profit before income taxes		4,506	4,447	4,346
Income tax expense	2.18	1,190	1,285	1,177
Net profit		3,316	3,162	3,169
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of the net defined benefit liability / asset, net		(31)	(11)	15
Equity instruments through other comprehensive income, net	2.2 and 2.18	42	2	2
		11	(9)	17
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	2.2 and 2.18	(2)	24	17
Fair value changes on derivatives designated as cash flow hedge, net	2.3 and 2.18	—	(3)	1
Exchange differences on translation of foreign operations		(684)	(198)	(117)
		(686)	(177)	(99)
Total other comprehensive income/(loss), net of tax		(675)	(186)	(82)
Total comprehensive income		2,641	2,976	3,087
Profit attributable to:
Owners of the Company		3,313	3,158	3,167
Non-controlling interests		3	4	2
		3,316	3,162	3,169
Total comprehensive income attributable to:
Owners of the Company		2,637	2,972	3,086
Non-controlling interests		4	4	1
		2,641	2,976	3,087
Earnings per equity share	2.19
Basic (in $ per share)		0.81	0.76	0.77
Diluted (in $ per share)		0.80	0.76	0.76
Weighted average equity shares used in computing earnings per equity share	2.19
Basic (in shares)		4,112,814,745	4,141,611,738	4,138,568,090
Diluted (in shares)		4,120,108,168	4,152,051,184	4,144,680,425

The accompanying notes form an integral part of the consolidated financial statements.

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(Dollars in millions except equity share data)
	Number of Shares(1)	Share capital	Share premium	Retained earnings	Other Reserves(2)	Capital redemption reserve	Cash Flow Hedge Reserve	Other components of equity	Total equity attributable to equity holders of the company	Non- controlling interest	Total equity
Balance as of April 1, 2023	4,136,387,925	325	366	11,401	1,370	24	–	(4,314)	9,172	52	9,224
Changes in equity for the year ended March 31, 2024
Net profit	—	—	—	3,167	—	—	—	—	3,167	2	3,169
Remeasurement of the net defined benefit liability/asset, net*	—	—	—	—	—	—	—	15	15	—	15
Equity instruments through other comprehensive income, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	2	2	—	2
Fair value changes on investments, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	17	17	—	17
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Notes 2.3 and 2.18)	—	—	—	—	—	—	1	—	1	—	1
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	(116)	(116)	(1)	(117)
Total comprehensive income for the period	—	—	—	3,167	—	—	1	(82)	3,086	1	3,087
Shares issued on exercise of employee stock options (Refer to Note 2.17)	3,562,710	—	1	—	—	—	—	—	1	—	1
Transfer to other reserves	—	—	—	(357)	357	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	104	(104)	—	—	—	—	—	—
Employee stock compensation expense (Refer to Note 2.17)	—	—	77	—	—	—	—	—	77	—	77
Transfer on account of options not exercised	—	—	(19)	19	—	—	—	—	—	—	—
Dividends paid to non-controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(5)	(5)
Buyback of shares pertaining to non controlling interest of subsidiary	—	—	—	—	—	—	—	—	—	(2)	(2)
Dividends#	—	—	—	(1,777)	—	—	—	—	(1,777)	—	(1,777)
Balance as of March 31, 2024	4,139,950,635	325	425	12,557	1,623	24	1	(4,396)	10,559	46	10,605
Changes in equity for the year ended March 31, 2025
Net profit	—	—	—	3,158	—	—	—	—	3,158	4	3,162
Remeasurement of the net defined benefit liability/asset, net*	—	—	—	—	—	—	—	(11)	(11)	—	(11)
Equity instruments through other comprehensive income, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	2	2	—	2
Fair value changes on investments, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	24	24	—	24
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Notes 2.3 and 2.18)	—	—	—	—	—	—	(3)	—	(3)	—	(3)
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	(198)	(198)	—	(198)
Total comprehensive income for the period	—	—	—	3,158	—	—	(3)	(183)	2,972	4	2,976
Shares issued on exercise of employee stock options (Refer to Note 2.17)	3,656,893	—	1	—	—	—	—	—	1	—	1
Transferred on account of options not exercised	—	—	(23)	23	—	—	—	—	—	—	—
Transfer to other reserves	—	—	—	(9)	9	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	104	(104)	—	—	—	—	—	—
Employee stock compensation expense (Refer to Note 2.17)	—	—	93	—	—	—	—	—	93	—	93
Income tax benefit arising on exercise of stock options	—	—	4	—	—	—	—	—	4	—	4
Transferred from other reserves to retained earnings	—	—	—	357	(357)				—	—	—
Dividends#	—	—	—	(2,424)	—	—	—	—	(2,424)	—	(2,424)
Balance as of March 31, 2025	4,143,607,528	325	500	13,766	1,171	24	(2)	(4,579)	11,205	50	11,255
Changes in equity for the year ended March 31, 2026
Net profit	—	—	—	3,313	—	—	—	—	3,313	3	3,316
Remeasurement of the net defined benefit liability/asset, net*	—	—	—	—	—	—	—	(31)	(31)	—	(31)
Equity instruments through other comprehensive income, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	42	42	—	42
Fair value changes on investments, net* (Refer to Notes 2.2 and 2.18)	—	—	—	—	—	—	—	(2)	(2)	—	(2)
Exchange difference on translation of foreign operations	—	—	—	—	—	—	—	(685)	(685)	1	(684)

Total comprehensive income for the period	—	—	—	3,313	—	—	—	(676)	2,637	4	2,641
Shares issued on exercise of employee stock options (Refer to Note 2.17)	3,333,284	—	—	—	—	—	—	—	—	—	—
Buyback of equity shares (Refer to Note 2.15)	(100,000,000)	(6)	(140)	(1,875)	—	—	—	—	(2,021)	—	(2,021)
Transaction costs related to buyback* (Refer to Note 2.15)	—	—	(2)	(3)	—	—	—	—	(5)	—	(5)
Amount transferred to capital redemption reserve upon Buyback (Refer to Note 2.15)	—	—	—	(6)	—	6	—	—	—	—	—
Financial liability under option arrangements	—	—	—	(1)	—	—	—	—	(1)	—	(1)
Changes in the controlling stake of a subsidiary	—	—	—	1	—	—	—	—	1	—	1
Transfer from other reserves on utilization	—	—	—	139	(139)	—	—	—	—	—	—
Transferred from other reserves to retained earnings	—	—	—	259	(259)	—	—	—	—	—	—
Employee stock compensation expense (Refer to Note 2.17)	—	—	106	—	—	—	—	—	106	—	106
Transfer on account of options not exercised	—	—	(7)	7	—	—	—	—	—	—	—
Income tax benefit arising on exercise of stock options (Refer to note 2.12)	—	—	5	—	—	—	—	—	5	—	5
Dividends#	—	—	—	(2,141)	—	—	—	—	(2,141)	—	(2,141)
Balance as of March 31, 2026	4,046,940,812	319	462	13,459	773	30	(2)	(5,255)	9,786	54	9,840

* net of taxes

# net of treasury shares

(1) excludes treasury shares of 8,650,911 as of March 31, 2026, 9,655,927 as of March 31, 2025, 10,916,829 as of March 31, 2024, and 12,172,119 as of April 1, 2023, held by consolidated trust.

(2) Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

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

(Dollars in millions)
For the years ended March 31,	Note	2026	2025	2024
Operating activities:
Net profit		3,316	3,162	3,169
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.7, 2.8 and 2.9	552	569	565
Interest and dividend income		(127)	(139)	(138)
Finance cost		47	49	56
Income tax expense	2.18	1,190	1,285	1,177
Exchange differences on translation of assets and liabilities, net		106	9	11
Impairment loss recognized/(reversed) under expected credit loss model		4	6	15
Stock compensation expense		108	95	79
Provision for post-sales client support and other provisions		(19)	(13)	9
Interest receivable on income tax refund		(7)	(39)	(234)
Other adjustments		101	99	176
Changes in working capital
Trade receivables and unbilled revenues		(583)	(209)	(322)
Prepayments and other assets		(260)	(157)	(151)
Trade payables		(3)	21	11
Unearned revenues		349	135	21
Other liabilities and provisions		238	140	(182)
Cash generated from operations		5,012	5,013	4,262
Income taxes paid	2.18	(973)	(662)	(1,114)
Net cash generated by operating activities		4,039	4,351	3,148
Investing activities:
Expenditure on property, plant and equipment and intangibles, net of sale proceeds	2.7	(306)	(263)	(266)
Deposits placed with corporation		(106)	(145)	(102)
Redemption of deposits placed with corporation		82	92	86
Interest and dividend received		98	113	110
Payment for acquisition of business, net of cash acquired	2.10	(76)	(377)	—
Payment of contingent consideration pertaining to acquisition of business		(1)	—	(12)
Escrow and other deposits pertaining to Buyback		(204)	—	—
Redemption of escrow and other deposits pertaining to Buyback		204	—	—
Other receipts		1	1	16
Payments to acquire Investments
Mutual fund units		(8,200)	(8,636)	(7,990)
Certificates of deposit		(1,579)	(825)	(1,027)
Quoted debt securities		(726)	(383)	(184)
Commercial paper		(366)	(757)	(1,254)
Other investments		(4)	(7)	(2)
Proceeds on sale of Investments
Mutual fund units		8,178	8,747	7,818
Target maturity fund units		56	-	-
Certificates of deposit		1,099	791	1,111
Quoted debt securities		1,206	373	203
Commercial paper		654	914	782
Other investments		-	1	3
Net cash used in investing activities		10	(361)	(708)
Financing activities:
Payment of lease liabilities		(318)	(278)	(245)
Payment of dividends		(2,133)	(2,416)	(1,777)
Payment of dividends to non-controlling interests of subsidiary		—	—	(5)
Shares issued on exercise of employee stock options		—	1	1
Payment towards purchase of non-controlling interest		—	—	(2)
Loan repayment of in-tech Holding GmbH (Refer to note 2.10)		—	(118)	—
Other payments		(28)	(64)	(88)
Buyback of equity shares including transaction costs		(2,006)	—	—
Net cash used in financing activities		(4,485)	(2,875)	(2,116)
Net increase/(decrease) in cash and cash equivalents		(436)	1,115	324
Effect of exchange rate changes on cash and cash equivalents		(84)	(27)	(32)
Cash and cash equivalents at the beginning	2.1	2,861	1,773	1,481
Cash and cash equivalents at the end	2.1	2,341	2,861	1,773
Supplementary information:
Restricted cash balance	2.1	44	50	42

The accompanying notes form an integral part of the consolidated financial statements

Overview and Notes to the Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or 'Infosys') provides AI-first business consulting and technology services, to enable organizations to unlock AI value at scale. With over four decades of experience in managing the systems and workings of global enterprises, Infosys accelerates business transformation through its AI-first value framework, deep domain expertise, and unique ability to orchestrate innovations from its AI-native partner ecosystem. Infosys’ strategy is to be the navigator for its clients as they ideate, plan and execute on their journey to an AI-first future.

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

The Group's consolidated financial statements are authorized for issue by the Company’s Board of Directors on June 15, 2026.

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

1.4 Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these consolidated financial statements have been disclosed in Note 1.5. Critical Accounting estimates and judgments could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgments are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

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

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from a fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of methods to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

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

New and revised IFRS Standards in issue but not yet effective:

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

IFRS 18 – Presentation and Disclosures in Financial Statements

On April 9, 2024, IASB has issued IFRS 18– Presentation and Disclosures in Financial Statements that will replace IAS 1 Presentation of Financial Statements from its effective date. IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. The new requirements are focused on the statement of profit or loss. IFRS 18 introduces three categories for income and expenses, that is, operating, investing and financing to improve the structure of the income statement. The standard also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, although early adoption is permitted. The Group is in the process of evaluating the impact of adopting IFRS 18 and other amendments on the consolidated financial statements.

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. Further, the amendments enhance the description of the term ‘non-recourse’, in particular to specify that a financial asset has non-recourse features if an entity’s ultimate right to receive cash flows is contractually limited to the cash flows generated by specified assets.

The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, although early adoption is permitted. The Group has evaluated the amendment and concluded there is no impact on its consolidated financial statements.

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

2 Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)
	As of
	March 31, 2026	March 31, 2025
Cash and bank deposits	2,341	2,861
Total Cash and cash equivalents	2,341	2,861

Cash and cash equivalents as of March 31, 2026, and March 31, 2025, include restricted cash and bank balances of $44 million and $50 million, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2 Investments

The carrying value of investments are as follows:

(Dollars in millions)
	As of
	March 31, 2026	March 31, 2025
Current investments
Amortized cost:
Quoted debt securities	11	20

Fair value through profit and loss:
Mutual funds	251	229

Fair Value through other comprehensive income:
Quoted debt securities	132	375
Certificates of deposit	844	410
Commercial Paper	127	426
	1,365	1,460
Non-Current investments
Amortized cost:
Quoted debt securities	46	173

Fair value through other comprehensive income:
Quoted debt securities	790	1,014
Quoted equity securities	6	7
Unquoted equity and preference securities	66	20

Fair value through profit and loss:
Target maturity fund units	—	54
Unquoted equity and preference securities	6	3
Others	28	23
	942	1,294
Total Investments	2,307	2,754
Investment carried at amortized cost	57	193
Investments carried at fair value through other comprehensive income	1,965	2,252
Investments carried at fair value through profit and loss	285	309

Note: Uncalled capital commitments outstanding as of March 31, 2026, and March 31, 2025, was $10 million and $14 million, respectively.

Refer to Note 2.3 for accounting policies on financial instruments.

Details of amounts recorded in other comprehensive income:

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2026
	Gross	Tax	Net
Certificates of deposit, Commercial papers and Quoted debt securities	(3)	1	(2)
Equity and preference securities	49	(7)	42

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2025
	Gross	Tax	Net
Quoted debt securities	26	(3)	23
Certificates of deposit and Commercial papers	1	—	1
Equity and preference securities	2	—	2

(Dollars in millions)
Net gain / (loss) on	Year ended March 31, 2024
	Gross	Tax	Net
Quoted debt securities	19	(2)	17
Equity and preference securities	1	1	2

Method of fair valuation:

(Dollars in millions)
Class of investment	Method	Fair value
		As of March 31
		2026	2025
Mutual fund units- carried at Fair value through profit or loss	Quoted price	251	229
Target maturity fund units- carried at Fair value through profit or loss	Quoted price	—	54
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	59	213
Quoted debt securities- carried at Fair value through other comprehensive income	Quoted price and market observable inputs	922	1,389
Commercial Paper- carried at Fair value through other comprehensive income	Market observable inputs	127	426
Certificate of deposits- carried at Fair value through other comprehensive income	Market observable inputs	844	410
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	6	3
Unquoted equity and preference securities- carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	66	20
Quoted equity securities - carried at fair value through other comprehensive income	Quoted price	6	7
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	28	23
		2,309	2,774

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

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for certain investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

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

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the consolidated statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

The Group primarily designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in other income in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to the net profit in the consolidated statement of comprehensive income.

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

2.3.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices, option pricing models, market multiples and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

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

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2026, were as follows:

(Dollars in millions)
		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortised cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	2,341	—	—	—	—	2,341	2,341
Investments (Refer to Note 2.2)
Mutual funds	—	—	251	—	—	251	251
Quoted debt securities	57	—	—	—	922	979	981(1)
Certificates of deposit	—	—	—	—	844	844	844
Commercial Papers	—	—	—	—	127	127	127
Quoted equity securities	—	—	—	6	—	6	6
Unquoted equity and preference securities	—	6	—	66	—	72	72
Unquoted investments others	—	—	28	—	—	28	28
Trade receivables	3,715	—	—	—	—	3,715	3,715
Unbilled revenues (Refer to Note 2.12) (3)	1,211	—	—	—	—	1,211	1,211
Prepayments and other assets (Refer to Note 2.4)	774	—	—	—	—	774	772(2)
Derivative financial instruments	—	—	3	—	6	9	9
Total	8,098	6	282	72	1,899	10,357	10,357
Liabilities:
Trade payables	500	—	—	—	—	500	500
Lease liabilities (Refer to Note 2.8)	967	—	—	—	—	967	967
Derivative financial instruments	—	—	57	—	6	63	63
Financial liability under option arrangements (Refer to Note 2.5)	—	—	93	—	—	93	93
Other liabilities including contingent consideration (Refer to Note 2.5)	1,936	—	11	—	—	1,947	1,947
Total	3,403	—	161	—	6	3,570	3,570

(1)
On account of fair value changes including interest accrued
(2)
Excludes interest accrued on quoted debt securities carried at amortized cost of $2 million
(3)
Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as of March 31, 2025, were as follows:

(Dollars in millions)
		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortised cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	2,861	—	—	—	—	2,861	2,861
Investments (Refer to Note 2.2)
Mutual funds	—	—	229	—	—	229	229
Target maturity fund units	—	—	54	—	—	54	54
Quoted debt securities	193	—	—	—	1,389	1,582	1,602(1)
Certificates of deposit	—	—	—	—	410	410	410
Commercial Papers	—	—	—	—	426	426	426
Quoted equity securities	—	—	—	7	—	7	7
Unquoted equity and preference securities	—	3	—	20	—	23	23
Unquoted investments others	—	—	23	—	—	23	23
Trade receivables	3,645	—	—	—	—	3,645	3,645
Unbilled revenues (Refer to Note 2.12) (3)	1,195	—	—	—	—	1,195	1,195
Prepayments and other assets (Refer to Note 2.4)	844	—	—	—	—	844	835(2)
Derivative financial instruments	—	—	20	—	3	23	23
Total	8,738	3	326	27	2,228	11,322	11,333
Liabilities:
Trade payables	487	—	—	—	—	487	487
Lease liabilities (Refer to Note 2.8)	962	—	—	—	—	962	962
Derivative financial instruments	—	—	3	—	4	7	7
Financial liability under option arrangements (Refer to Note 2.5)	—	—	77	—	—	77	77
Other liabilities including contingent consideration (Refer to Note 2.5)	1,932	—	3	—	—	1,935	1,935
Total	3,381	—	83	—	4	3,468	3,468

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

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2026 is as follows:

(Dollars in millions)
	As of March 31, 2026	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.2)
Investments in Mutual fund units	251	251	—	—
Investments in quoted debt securities	981	898	83	—
Investments in certificates of deposit	844	—	844	—
Investments in commercial paper	127	—	127	—
Investments in unquoted equity and preference securities	72	—	—	72
Investments in quoted equity securities	6	6	—	—
Investment in unquoted investments others	28	—	—	28
Others
Derivative financial instruments- gain	9	—	9	—
Liabilities
Derivative financial instruments- loss	63	—	63	—
Financial liability under option arrangements (Refer to Note 2.5)(1)	93	—	—	93
Liability towards contingent consideration (Refer to note 2.5)(2)	11	—	—	11

(1) Discount rate ranges from 9.5% to 14.5%

(2) Discount rate ranges from 2.5% to 6%

During fiscal 2026, quoted debt securities of $10 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of $51 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2025 is as follows:

(Dollars in millions)
	As of March 31, 2025	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.2)
Investments in Mutual fund units	229	229	—	—
Investments in target maturity fund units	54	54	—	—
Investments in quoted debt securities	1,602	1,533	69	—
Investments in certificates of deposit	410	—	410	—
Investments in commercial paper	426	—	426	—
Investments in unquoted equity and preference securities	23	—	—	23
Investments in quoted equity securities	7	7	—	—
Investment in unquoted investments others	23	—	—	23
Others
Derivative financial instruments- gain	23	—	23	—
Liabilities
Derivative financial instruments- loss	7	—	7	—
Financial liability under option arrangements (Refer to Note 2.5)(1)	77	—	—	77
Liability towards contingent consideration (Refer to note 2.5)(2)	3	—	—	3

(1)Discount rate ranges from 9% to 15%

(2)Discount rate - 6%

During fiscal 2025, quoted debt securities of $35 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of $65 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in mutual fund units, target maturity fund units, quoted debt securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi-government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

The following tables present movement of assets and liabilities valued using level 3 inputs for the year ended March 31, 2026 and March 31,2025:

(i) Investments

(Dollars in millions)
	Year ended March 31,
	2026		2025		2024
	Unquoted equity and preference securities	Others	Unquoted equity and preference securities	Others	Unquoted equity and preference securities	Others
Balance at the beginning	23	23	11	24	24	21
Purchase of investments	—	4	3	4	—	2
Fair value gain/(loss) recognised through profit and loss	3	2	—	(3)	—	4
Fair value gain/(loss) recognised through other comprehensive income	47	—	9	—	5	—
Sale of investments	—	—	—	(1)	—	(3)
Transferred from Level 3 to Level 1 based on quotes prices	—	—	—	—	(14)	—
Translation difference	(1)	(1)	—	(1)	(4)	—
Balance at the end	72	28	23	23	11	24

ii) Financial liability under option arrangements

(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Balance at the beginning	77	72	73
Addition	1	-	-
Change in fair value	10	6	-
Translation difference	5	(1)	(1)
Balance at the end	93	77	72

(iii) Liability towards contingent consideration

(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Balance at the beginning	3	-	12
Addition due to business combination (Refer Note - 2.10)	8	4	-
Payments	(1)	-	(12)
Translation difference	1	(1)	-
Balance at the end	11	3	-

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Income from financial assets

(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Interest income on financial assets carried at amortized cost	184	180	128
Interest income on financial assets fair valued through other comprehensive income	121	124	122
Gain / (loss) on investments carried at fair value through profit or loss	33	34	34
Gain / (loss) on investments carried at fair value through other comprehensive Income	2	-	-
Gain / (loss) on investments carried at amortized cost	9	-	-
	349	338	284

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

The following table analyzes foreign currency risk from financial assets and liabilities as of March 31, 2026:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	3,025	1,384	259	235	442	5,345
Net financial liabilities	(1,551)	(482)	(142)	(131)	(286)	(2,592)
Total	1,474	902	117	104	156	2,753

The following table analyzes foreign currency risk from financial assets and liabilities as of March 31, 2025:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	3,138	1,379	261	159	361	5,298
Net financial liabilities	(1,539)	(440)	(120)	(83)	(253)	(2,435)
Total	1,599	939	141	76	108	2,863

For the years ended March 31, 2026, 2025 and 2024, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the Group's incremental operating margins by approximately 0.44%, 0.43% and 0.43%, respectively.

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

The following table gives details in respect of outstanding foreign exchange forward and options contracts:

	As of
	March 31, 2026		March 31, 2025
	In Million	In $ Million	In Million	In $ Million
Derivatives designated as cash flow hedges

Forward contracts
In Swiss Franc	—	—	53	60

Option Contracts
In Euro	417	479	341	367
In Australian dollars	87	60	93	58
In Swiss Franc	26	32	—	—
In United Kingdom Pound Sterling	18	24	17	22
Other derivatives
Forward contracts
In U.S. Dollars	1,509	1,509	1,284	1,284
In Euro	853	980	698	753
In Singapore dollars	149	115	133	99
In Swiss Franc	70	88	51	58
In United Kingdom Pound Sterling	65	85	53	69
In Australian dollars	58	40	24	15
In Norwegian Krone	300	31	167	16
In Hongkong Dollars	106	13	40	5
In New Zealand dollars	22	13	37	21
In South African rand	152	9	—	—
In Danish Krone	50	8	152	22
In Hungarian Forint	2,280	7	2,000	5
In Canadian dollars	7	5	—	—
In Czech Koruna	99	5	176	7
In Philippine Peso	—	—	500	9
Option contracts
In U.S. Dollars	685	685	796	796
In Euro	48	55	179	193
In Australian dollars	25	17	11	7
In United Kingdom Pound Sterling	10	13	—	—
		4,273		3,866

The Group recognized a net loss of $258 million, net loss of $12 million and net gain of $22 million on derivative financial instruments not designated as cash flow hedges for fiscal 2026, 2025 and 2024, respectively, which are included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)
	As of
	March 31, 2026	March 31, 2025
Not later than one month	2,186	1,814
Later than one month and not later than three months	1,967	1,947
Later than three months and not later than one year	120	105
	4,273	3,866

During fiscal 2026, 2025 and 2024, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedge reserve as of March 31, 2026, are expected to occur and reclassified to statement of comprehensive income within three months.

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

The following table provides the reconciliation of cash flow hedge reserve:

(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Gain / (Loss)
Balance at the beginning of the period	(2)	1	—
Gain / (Loss) recognized in other comprehensive income during the period	(35)	(1)	1
Amount reclassified to profit or loss during the period	35	(3)	1
Tax impact on above	—	1	(1)
Balance at the end of the period	(2)	(2)	1

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)
	As of
	March 31, 2026		March 31, 2025
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	19	(73)	30	(14)
Amount set off	(10)	10	(7)	7
Net amount presented in balance sheet	9	(63)	23	(7)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $3,715 million and $3,645 million as of March 31, 2026, and March 31, 2025, respectively and unbilled revenue amounting to $1,816 million and $1,764 million as of March 31, 2026 and March 31, 2025, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States of America and Europe. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top five customers and top ten customers:

		(In %)
	Year ended March 31,
	2026	2025	2024
Revenue from top five customers	12.9	13.2	13.3
Revenue from top ten customers	20.5	20.5	20.0

Credit risk exposure

Trade receivables ageing schedule for fiscal 2026 is as follows:

				(Dollars in millions)
		Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade receivables	3,021	737	14	2	2	9	3,785
Less: Allowance for credit loss							70
Total Trade receivables							3,715

Trade receivables ageing schedule for fiscal 2025 is as follows:

				(Dollars in millions)
		Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade receivables	2,772	879	24	32	9	13	3,729
Less: Allowance for credit loss							84
Total Trade receivables							3,645

The allowance for lifetime expected credit loss on customer balances was $9 million, $13 million and $11 million for fiscal 2026, 2025 and 2024, respectively.

Movement in credit loss allowance on customer balance is as follows:

		(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Balance at the beginning	114	114	117
Translation differences	—	(2)	(2)
Impairment loss recognized / (reversed), net	9	13	11
Amounts written off	(30)	(11)	(12)
Balance at the end	93	114	114

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

The Group’s credit period generally ranges from 30-75 days.

(Dollars in millions)
	As of
	March 31, 2026	March 31, 2025
Trade receivables	3,715	3,645
Unbilled revenues	1,816	1,764

Days Sales Outstanding (DSO) as of March 31, 2026 and March 31, 2025 was 67 days and 69 days, respectively.

Credit risk on cash and cash equivalents is limited as the Group generally invest in deposits with banks with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest available credit ratings as at the date of approval of these Consolidated Financial Statements.

The investments of the Group primarily include investment in mutual fund units, quoted debt securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

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

As of March 31, 2026, the Group had a working capital of $5,396, million including cash and cash equivalents of $2,341, million and current investments of $1,365 million. As of March 31, 2025, the Group had a working capital of $6,347 million including cash and cash equivalents of $2,861 million and current investments of $1,460 million.

As of March 31, 2026, and March 31, 2025, the outstanding employee benefit obligations were $384 million and $351 million, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

Refer to Note 2.8 for remaining contractual maturities of lease liabilities.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2026:

				(Dollars in millions)
	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	500	—	—	—	500
Financial liability under option arrangements on an undiscounted basis (Refer to Note 2.5)	88	—	15	—	103
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	8	3	—	—	11
Other financial liabilities on an undiscounted basis (Refer to Note 2.5)	1,744	171	21	—	1,936

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2025:

				(Dollars in millions)
	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	487	—	—	—	487
Financial liability under option arrangements on an undiscounted basis (Refer to Note 2.5)	72	—	17	—	89
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	2	2	—	—	4
Other financial liabilities on an undiscounted basis (Refer to Note 2.5)	1,709	205	17	1	1,932

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

		(Dollars in millions)
	As of
	March 31, 2026	March 31, 2025
Current
Security deposits(1)	8	8
Loans to employees(1)	25	29
Prepaid expenses (2)	450	360
Interest accrued and not due(1)	47	99
Withholding taxes and others (2)(4)	411	332
Advance payments to vendors for supply of goods (2)	50	48
Deposit with corporation(1)(3)	334	345
Deferred contract cost
Cost of obtaining a contract (2)	30	40
Cost of fulfillment(2)	70	59
Net investment in lease(1)	170	133
Other non-financial assets (2)	15	11
Other financial assets(1)	46	55
Total Current prepayment and other assets	1,656	1,519
Non-current
Loans to employees(1)	1	2
Security deposits(1)	30	32
Deposit with corporation(1)(3)	8	10
Defined benefit plan assets (2)	21	35
Prepaid expenses (2)	82	33
Deferred contract cost
Cost of obtaining a contract (2)	52	36
Cost of fulfillment(2)	102	103
Withholding taxes and others (2)(4)	66	63
Net investment in lease(1)	101	129
Other financial assets(1)	4	2
Total Non-current prepayment and other assets	467	445
Total prepayment and other assets	2,123	1,964
(1) Financial assets carried at amortized cost	774	844

(2)
Non-financial assets
(3)
Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.
(4)
Withholding taxes and others primarily consist of input tax credits and VAT recoverable from tax authorities.

2.5 Other liabilities

Other liabilities comprise the following:

		(Dollars in millions)
	As of
	March 31, 2026	March 31, 2025
Current
Accrued compensation to employees(1)	622	576
Accrued defined benefit liability (3)	5	1
Accrued expenses(1)	1,021	991
Withholding taxes and others(3)	409	381
Liabilities of controlled trusts (1)	18	20
Liability towards contingent consideration(2)	8	1
Capital creditors(1)	30	61
Financial liability under option arrangements(2)(4)	80	64
Other non-financial liabilities(3)	1	1
Other financial liabilities (1)	53	61
Total Current other liabilities	2,247	2,157
Non-current
Accrued compensation to employees(1)	1	1
Accrued expenses(1)	182	221
Accrued defined benefit liability (3)	50	14
Financial liability under option arrangements(2)(4)	13	13
Liability towards contingent consideration(2)	3	2
Other non-financial liabilities(3)	9	12
Other financial liabilities (1)	9	1
Total Non-current other liabilities	267	264
Total other liabilities	2,514	2,421
(1) Financial liability carried at amortized cost	1,936	1,932
(2) Financial liability carried at fair value through profit or loss	104	80
Financial liability under option arrangements on undiscounted basis	103	89
Financial liability towards contingent consideration on undiscounted basis (Refer to Note 2.10)	11	4

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

Provision for post sales client support and other provisions:

		(Dollars in millions)
	As of
	March 31, 2026	March 31, 2025
Post sales client support and other provisions	159	155
Provision pertaining to settlement (refer to note 2.6.2)	-	18
Total provisions	159	173

Provision for post sales client support and other provisions primarily represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)
Year ended March 31,
2026
Balance at the beginning	155
Provision recognized / (reversed)	54
Provision utilized	(50)
Balance at the end	159

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of comprehensive income.

As of March 31, 2026, and March 31, 2025, claims against the Group, not acknowledged as debts (excluding demands from income tax authorities- Refer to Note 2.18), amounted to $122 million (₹1,153 crore) and $119 million (₹1,020 crore), respectively.

Amount paid to statutory authorities against the claims (excluding demands from income tax authorities- Refer to Note 2.18) amounted to $3 million (₹27 crore) and $1 million (₹8 crore) as at March 31, 2026 and March 31, 2025 respectively.

2.6.2 Legal Proceedings

McCamish cybersecurity incident

In November 2023, certain systems of Infosys McCamish Systems LLC ("McCamish"), a subsidiary of Infosys BPM Limited (a wholly owned subsidiary of Infosys Limited), were encrypted by ransomware, resulting in the nonavailability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists' assistance, substantially remediated and restored the affected applications and systems.

McCamish in coordination with its third-party eDiscovery vendor has identified corporate customers and individuals whose information was subject to unauthorized access and exfiltration. McCamish processes personal data on behalf of its corporate customers.

From March 6, 2024 through July 25, 2024, six actions were filed in the U.S. District Court for the Northern District of Georgia against McCamish. All six actions were consolidated, and the consolidated class action complaint was filed on November 7, 2024, purportedly on behalf of all persons residing in the United States whose personally identifiable information was compromised in the incident, including all who was sent a notice of the incident. On December 20, 2024, the Court granted the parties’ joint motion to stay proceedings pending the parties’ efforts to resolve the lawsuit through mediation.

On March 13, 2025, the McCamish and the plaintiffs engaged in mediation, resulting in-principal agreement that sets forth the terms of a proposed settlement of the class action lawsuits against McCamish, as well as seven class action lawsuits arising out of the incident that have been filed against the McCamish’s customers. Under the settlement terms, McCamish has agreed to pay $17.5 million into a fund to settle these matters.

McCamish had accrued for the settlement amount along with the insurance reimbursement receivable during the year ended March 31, 2025. On December 18, 2025, McCamish received final court order from Northern District of Geogia (US) approving settlement of class action lawsuit. This settlement resolves allegations made in the class action lawsuit without admission of any liability. The settlement amount has since been paid.

McCamish may incur additional costs including from indemnities or damages/claims, which are indeterminable at this time.

Government Investigation

The U.S. Department of Justice (“DOJ”) is conducting an investigation regarding how the Company classified certain H-1B visa-recipient employees in immigration documents filed with certain U.S. government authorities. The Company is engaged in discussions with the DOJ regarding its ongoing investigation and continues its own inquiry regarding the matter. At this stage, the Company is unable to predict the outcome of this matter, including whether such outcome could have a material adverse effect on the Company’s business and results of operations.

Others

Apart from the foregoing, the Group is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Group’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

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

If such assets are considered to be impaired, the impairment to be recognized in the net profit in the consolidated statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the net profit in the consolidated statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for fiscal 2026:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2025	173	1,371	632	1,088	386	6	3,656
Additions	3	77	47	170	26	—	323
Additions - Business Combination (Refer to Note 2.10)	—	—	—	1	—	—	1
Deletions*#	(7)	(1)	(11)	(147)	(18)	(1)	(185)
Translation difference	(17)	(121)	(64)	(100)	(31)	—	(333)
Gross carrying value as of March 31, 2026	152	1,326	604	1,012	363	5	3,462
Accumulated depreciation as of April 1, 2025	—	(627)	(511)	(820)	(315)	(5)	(2,278)
Depreciation	—	(51)	(39)	(122)	(27)	—	(239)
Accumulated depreciation on deletions*#	—	—	10	145	18	1	174
Translation difference	—	60	54	76	25	—	215
Accumulated depreciation as of March 31, 2026	—	(618)	(486)	(721)	(299)	(4)	(2,128)
Capital work-in-progress as of April 1, 2025							119
Carrying value as of April 1, 2025	173	744	121	268	71	1	1,497
Capital work-in-progress as of March 31, 2026							72
Carrying value as of March 31, 2026	152	708	118	291	64	1	1,406

* During fiscal 2026, certain assets which were not in use having gross book value of $129 million (net book value: Nil), were retired

Following are the changes in the carrying value of property, plant and equipment for fiscal 2025:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2024	171	1,411	637	1,032	406	6	3,663
Additions	6	5	30	154	22	—	217
Additions - Business Combination (Refer to Note 2.10)	—	—	1	1	3	—	5
Deletions*#	—	(13)	(20)	(75)	(36)	—	(144)
Translation difference	(4)	(32)	(16)	(24)	(9)	—	(85)
Gross carrying value as of March 31, 2025	173	1,371	632	1,088	386	6	3,656
Accumulated depreciation as of April 1, 2024	—	(590)	(498)	(765)	(322)	(5)	(2,180)
Depreciation	—	(52)	(44)	(148)	(35)	—	(279)
Accumulated depreciation on deletions*#	—	2	18	73	35	—	128
Translation difference	—	13	13	20	7	—	53
Accumulated depreciation as of March 31, 2025	—	(627)	(511)	(820)	(315)	(5)	(2,278)
Capital work-in-progress as of April 1, 2024							54
Carrying value as of April 1, 2024	171	821	139	267	84	1	1,537
Capital work-in progress as at March 31, 2025							119
Carrying value as at March 31, 2025	173	744	121	268	71	1	1,497

* During fiscal 2025, certain assets which were not in use having gross book value of $60 million (net book value: Nil), were retired

Following are the changes in the carrying value of property, plant and equipment for fiscal 2024:

	(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2023	174	1,407	625	1,037	409	6	3,658
Additions	—	36	40	112	24	—	212
Deletions*#	—	(7)	(19)	(102)	(20)	—	(148)
Translation difference	(3)	(25)	(9)	(15)	(7)	—	(59)
Gross carrying value as of March 31, 2024	171	1,411	637	1,032	406	6	3,663
Accumulated depreciation as of April 1, 2023	—	(552)	(468)	(709)	(300)	(5)	(2,034)
Depreciation	—	(54)	(56)	(167)	(47)	—	(324)
Accumulated depreciation on deletions*#	—	7	18	101	19	—	145
Translation difference	—	9	8	10	6	—	33
Accumulated depreciation as of March 31, 2024	—	(590)	(498)	(765)	(322)	(5)	(2,180)
Capital work-in-progress as of April 1, 2023							55
Carrying value as of April 1, 2023	174	855	157	328	109	1	1,679
Capital work-in-progress as of March 31, 2024							54
Carrying value as of March 31, 2024	171	821	139	267	84	1	1,537

* During fiscal 2024, certain assets which were not in use having gross book value of $93 million (net book value: Nil), were retired

# Proceeds from sale of property, plant and equipment amounted to $31 million, $20 million and $1 million for the year ended March 31, 2026, March 31, 2025 and March 31, 2024 respectively.

The aggregate depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

Repairs and maintenance costs are recognized in the consolidated statement of comprehensive income when incurred.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company was required to transfer its CSR capital assets installed prior to January 2021. Towards this the Company had incorporated a subsidiary ‘Infosys Green Forum’ (IGF) under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022, the Company had completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable. During fiscal 2024, the application filed by IGF for regularization of the provisional registration was rejected and registration cancelled vide order dated March 26, 2024 by Income Tax Commissioner (Exemption). IGF had filed an appeal before Income Tax Appellate Tribunal (ITAT) against the order. During fiscal 2026, ITAT had upheld the order of Commissioner (Exemption) and dismissed the IGF’s appeals. IGF has filed an appeal before the Hon’ble High Court against the ITAT order.

The Group had contractual commitments for capital expenditure primarily comprising of commitments for infrastructure facilities and computer equipment aggregating to $141 million and $109 million as of March 31, 2026, and March 31, 2025, respectively.

2.7.1 Capital work-in-Progress

The changes in capital work-in-progress for the year ended March 31, 2026, March 31, 2025 and March 31, 2024 are as follows:

(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Balance at the beginning	95	35	35
Additions	291	273	213
Capitalised	(320)	(211)	(212)
Translation differences	(11)	(2)	(1)
Balance at the end	55	95	35

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

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Group changes its assessment of whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For finance lease, finance income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease and for operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2026:

(Dollars in millions)
	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2025	70	392	3	273	738
Additions*	—	66	1	218	285
Deletions	(6)	(6)	—	(120)	(132)
Depreciation	(1)	(84)	(1)	(127)	(213)
Translation difference	(5)	(26)	—	4	(27)
Balance as of March 31, 2026	58	342	3	248	651

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

* Net of adjustments on account of modifications

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2024:

(Dollars in millions)
	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2023	76	474	2	285	837
Additions*	—	47	1	226	274
Deletions	(1)	(22)	—	(91)	(114)
Impairment	—	(10)	—	—	(10)
Depreciation	(1)	(87)	(1)	(104)	(193)
Translation difference	(2)	(6)	—	—	(8)
Balance as of March 31, 2024	72	396	2	316	786

* Net of adjustments on account of modifications and lease incentives

The aggregate depreciation expense on ROU assets is included in cost of sales in the consolidated statement of comprehensive income.

The following is the break-up of current and non-current lease liabilities:

(Dollars in millions)
	As of
	March 31, 2026	March 31, 2025
Current lease liabilities	333	287
Non-current lease liabilities	634	675
Total	967	962

The following is the movement in lease liabilities:

(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Balance at the beginning	962	1,002	1,010
Additions	283	255	265
Addition for Business Combination (Refer to Note 2.10)	—	20	—
Finance cost accrued during the period	41	40	39
Deletions	(18)	(65)	(53)
Payment of lease liabilities	(318)	(278)	(245)
Translation difference	17	(12)	(14)
Balance at the end	967	962	1,002

The table below provides details regarding the contractual maturities of lease liabilities on an undiscounted basis:

(Dollars in millions)
	As of
	March 31, 2026	March 31, 2025
Less than one year	358	290
One to five years	610	608
More than five years	110	152
Total	1,078	1,050

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was $13 million, $10 million and $12 million for fiscal 2026, fiscal 2025 and fiscal 2024, respectively.

Leases not yet commenced to which Group is committed is $27 million for a lease term up to 6 years.

The following is the movement in the net investment in lease:

(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Balance at the beginning	262	219	112
Additions	142	120	149
Interest income accrued during the period	7	4	3
Others	2	(3)	—
Lease receipts	(146)	(79)	(48)
Translation Differences	4	1	3
Balance at the end	271	262	219

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

Following is a summary of changes in the carrying amount of goodwill:

		(Dollars in millions)
	As of
	March 31, 2026	March 31, 2025
Carrying value at the beginning	1,182	875
Goodwill on acquisitions during the year (Refer to Note 2.10)	52	309
Translation differences	44	(2)
Carrying value at the end	1,278	1,182

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGUs, which are benefited from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The following table presents the allocation of goodwill to operating segments as of March 31, 2026, and March 31, 2025:

(Dollars in millions)
		As of
Segments	March 31, 2026	March 31, 2025
Financial services	194	177
Retail	118	112
Communication	86	81
Energy, utilities, Resources and Services	186	156
Manufacturing	372	349
Life Sciences	122	114
	1,078	989
Operating segments without significant goodwill	83	76
Total	1,161	1,065

The goodwill pertaining to Panaya amounting to $117 million and $117 million as of March 31, 2026, and March 31, 2025, respectively is tested for impairment at the entity level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows.

The key assumptions used for the calculations are as follows:

(in %)
As of
	March 31, 2026	March 31, 2025
Long term growth rate	7-10	7-10
Operating margins	19-21	19-21
Discount rate	14	13

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As of March 31, 2026, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions are unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

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

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

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

Following are the changes in the carrying value of acquired intangible assets for fiscal 2026:

			(Dollars in millions)
	Customer related	Software related	Marketing related	Others*	Total
Gross carrying value as of April 1, 2025	516	151	61	94	822
Additions during the period	—	19	—	—	19
Acquisition through business combination (Refer note no. 2.10)	26	—	2	7	35
Deletions	—	—	—	—	—
Translation differences	25	6	2	1	34
Gross carrying value as of March 31, 2026	567	176	65	102	910
Accumulated amortization as of April 1, 2025	(281)	(103)	(35)	(80)	(499)
Amortization expense #	(71)	(14)	(7)	(9)	(101)
Deletions	—	—	—	—	—
Translation differences	(11)	(1)	—	—	(12)
Accumulated amortization as of March 31, 2026	(363)	(118)	(42)	(89)	(612)
Carrying value as of March 31, 2026	204	58	23	13	298
Carrying value as of April 1, 2025	235	48	26	14	323
Estimated Useful Life (in years)	1-15	3-10	3-10	3-7
Estimated Remaining Useful Life (in years)	1-9	1-4	1-5	1-2

#During the year ended March 31, 2026, a decline in the revenue estimates led to the carrying value of the customer related intangibles assets recognized on business combination exceeding the estimated recoverable amount. Consequently, the

Company has recognized $26 million as the excess of carrying value over the estimated recoverable value for the year ended March 31, 2026.

* Primarily includes intangibles related to vendor relationships

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

* Primarily includes intangibles related to vendor relationships

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

* Primarily includes intangibles related to vendor relationships

The amortization expense has been included under depreciation and amortization expense under cost of sales in the consolidated statement of comprehensive income.

Research and development expense recognized in the consolidated statement of comprehensive income, for fiscal 2026, 2025 and 2024 was $207 million, $153 million and $135 million, respectively.

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

Acquisition during the year ended March 31, 2026

During the year ended March 31, 2026 the Group, completed two business combinations by acquiring 100% partnership interests/voting interests in:

1) MRE Consulting Ltd., a leading Energy and business consulting services company, headquartered in Texas, U.S. on April 30, 2025, which is expected to bring newer capabilities for the Group in trading and risk management, especially in the energy sector.

2) The Missing Link Security Pty. Ltd., The Missing Link Security Limited and The Missing Link Automation Pty. Ltd. (collectively known as "The Missing Link"), a leading Cybersecurity service provider headquartered in Australia on April 30, 2025, which is expected to further strengthen the Group's capabilities in the cybersecurity sector and bolster its presence in the fast growing Australian Market.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

		(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets*	14	—	14
Intangible assets
Customer related	—	26	26
Vendor relationship	—	7	7
Brand	—	2	2
Deferred tax liabilities on intangible assets	—	(5)	(5)
Total	14	30	44
Goodwill			52
Total purchase price			96

(*)Includes cash and cash equivalents acquired of $12 million.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill amounting to $9 million is expected to be deductible for tax purposes.

The total purchase consideration of $96 million includes upfront cash consideration of $88 million and contingent consideration with an estimated fair value of $8 million as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rates ranging from 2% - 3%. The undiscounted value of contingent consideration as of March 31, 2026 was approximately $9 million.

Additionally, these acquisitions have retention bonus and management incentives payable to the employees of the acquiree over 2-3 years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Retention bonus and management incentives are recognized in employee benefit expenses in the Statement of Comprehensive Income over the period of service.

Fair value of trade receivables acquired is $23 million as of acquisition date and as of March 31, 2026, the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of $4 million related to the acquisition have been included under administrative expenses in the Consolidated Statement of Comprehensive Income for the year ended March 31, 2026.

Acquisition during the year ended March 31, 2025

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

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

		(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(1)	5	—	5
Intangible assets
Customer related	—	7	7
Brand	—	2	2
Deferred tax liabilities on intangible assets	—	(2)	(2)
Total	5	7	12
Goodwill			12
Total purchase price			24

(1) Includes cash and cash equivalents acquired of $5 million.

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

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 5.9%. The undiscounted value of contingent consideration as of March 31, 2026 was $4 million.

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

Fair value of trade receivables acquired is $4 million as of acquisition date and as of March 31, 2026 the amounts are fully collected.

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

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

		(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Assets(*)	87	—	87
Liabilities	(43)	—	(43)
Intangible Assets
Customer related	—	205	205
Brand	—	18	18
Deferred tax liabilities on intangible assets		(61)	(61)
Goodwill			297
Loan	(118)	—	(118)
Total purchase price	(74)	162	385
Loan repayment			118
Total cash outflow			503

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

Fair value of trade receivables acquired is $17 million as of acquisition date and as of March 31, 2026 the amounts are fully collected.

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

Proposed acquisitions

On August 13, 2025, Infosys Singapore Pte. Ltd., a wholly owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 75% of the equity share capital in Telstra Purple Pty Ltd, including some of its subsidiaries (together known as Versent Group), Australia’s leading Digital Transformation Solutions Provider for a consideration including earn-outs and deferred consideration amounting up to AUD 233 million (approximately $152 million), excluding retention bonus and management incentives, subject to regulatory approvals and customary closing adjustments.

Update on acquisition completed after the end of the reporting period

On March 25, 2026, Infosys Nova Holdings LLC a wholly-owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the partnership interests of Stratus Global LLC, a leading insurance technology partner serving P&C insurers and managing general agents (MGAs), headquartered in USA, for a consideration including earn-outs amounting up to $95 million, excluding management incentives, and retention bonus, subject to customary closing adjustments. Subsequently in April 2026, as on the date these financial statements were authorized for issuance, Infosys Nova Holdings LLC has completed its acquisition of Stratus Global LLC.

On March 25, 2026, Infosys Nova Holdings LLC , a wholly-owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the equity share capital of Optimum Achieve Holdings Inc., a leading healthcare digital transformation and consulting firm headquartered in USA, along with its other subsidiaries including Optimum Healthcare IT, LLC, for a consideration including earn-outs amounting up to $465 million, excluding management incentives and retention bonus, subject to customary closing adjustments. Subsequently in May 2026, as on the date these financial statements were authorized for issuance, Infosys Nova Holdings LLC has completed its acquisition of Optimum Achieve Holdings Inc.

Given the recent timing of these acquisitions and pending completion of the valuations for identifiable net assets acquired and liabilities assumed, at the time these financial statements were authorized for issuance, the initial accounting for these business combinations is incomplete. Accordingly, all the required disclosures for these business combinations have not been made.

2.11 Revenue from operations

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

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

Revenues for fiscal 2026, 2025, and 2024 are as follows:

(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Revenue from software services	19,196	18,379	17,549
Revenue from products and platforms	962	898	1,013
Total Revenue from Operations	20,158	19,277	18,562

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

Year ended March 31, 2026, March 31, 2025 and March 31, 2024
		(Dollars in millions)
Particulars	Year ended March 31
	2026	2025	2024
Revenues by Geography*
North America	11,304	11,166	11,163
Europe	6,480	5,745	5,105
India	576	593	469
Rest of the world	1,798	1,773	1,825
Total	20,158	19,277	18,562

*Geographical revenues are based on the domicile of customer

The percentage of revenue from fixed price contracts for each of fiscal 2026, 2025 and 2024 is 54%, 54% and 53%, respectively.

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

During fiscal 2026, 2025 and 2024, the Group recognized revenue of $747 million, $671 million and $656 million, respectively, arising from opening unearned revenue as of April 1, 2025, April 1, 2024, and April 1, 2023.

During fiscal 2026, 2025 and 2024, $547 million, $579 million and $850 million of unbilled revenue pertaining to other fixed price, fixed time frame contracts as of April 1, 2025, April 1, 2024, and April 1, 2023, respectively, has been reclassified to trade receivables upon billing to customers on completion of milestones.

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

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2026, other than those meeting the exclusion criteria mentioned above, is $13,709 million. Out of this, the Group expects to recognize revenue of around 49.7% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2025 was $12,258 million. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.12 Unbilled revenue

		(Dollars in millions)
	As of
	March 31, 2026	March 31, 2025
Unbilled financial asset (1)	1,211	1,195
Unbilled non-financial asset (2)	605	569
	1,816	1,764

(1)
Right to consideration is unconditional and is due only after a passage of time.
(2)
Right to consideration is dependent on completion of contractual milestones.

2.13 Expenses by nature

			(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Employee benefit costs	10,882	10,165	9,981
Depreciation and amortization charges (Refer to Notes 2.7, 2.8 and 2.9)	552	569	565
Travelling costs	237	224	213
Cost of technical sub-contractors	1,740	1,530	1,477
Cost of software packages for own use	321	292	259
Third party items bought for service delivery to clients	1,453	1,589	1,372
Consultancy and professional charges	235	197	210
Communication costs	68	73	81
Repairs and maintenance	200	183	175
Rates and Taxes	35	41	39
Provision for post-sales client support	(19)	(13)	9
Power and fuel	25	27	24
Commission to non-whole time directors	2	2	2
Branding and marketing expenses	153	144	122
Impairment loss recognized / (reversed) under expected credit loss model	4	6	15
Insurance charges	38	36	25
Contribution towards Corporate Social Responsibility	70	69	64
Others	77	72	95
Total cost of sales, selling and marketing expenses and administrative expenses	16,073	15,206	14,728

Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

Impact of Labour Codes

On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020, and the Occupational Safety, Health and Working Conditions Code, 2020 (collectively referred to as the “Labour Codes”), which consolidate twenty‑nine existing labour laws into a unified framework governing employee benefits during employment and post‑employment. The Labour Codes, amongst other things, introduce changes including a uniform definition of wages and enhanced benefits relating to leave. The Group has assessed the financial implications of these changes, which has resulted in an increase in gratuity liability, a defined benefit plan arising out of past service cost relating to plan amendments and an increase in compensated absences by $143 million, which is recognized under employee benefit costs in the Consolidated Statement of Comprehensive Income for the year ended March 31, 2026. The Group continues to monitor developments pertaining to the Labour Codes and will evaluate the impact, if any, on the measurement of employee benefits liability.

2.14 Employee benefits

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees, primarily of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees’ Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian Law.

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

2.14.1 Gratuity and Pensions

The following table sets out the details of the defined benefit retirement plans and the amounts recognized in the Group's financial statements as of March 31, 2026, and March 31, 2025:

				(Dollars in millions)
	Gratuity		Pension
	As of		As of
	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
Change in benefit obligations
Benefit obligations at the beginning	294	253	138	122
Transfer	—	1	—	—
Service cost	49	40	6	6
Interest expense	20	17	2	2
Remeasurements - Actuarial losses / (gains)	(3)	12	9	8
Past service cost - plan amendments (Refer to note 2.13)	136	—	—	—
Employee contribution	—	—	5	4
Benefits paid	(24)	(22)	10	(7)
Translation differences	(39)	(7)	14	3
Benefit obligations at the end	433	294	184	138
Change in plan assets
Fair value of plan assets at the beginning	319	249	133	119
Interest Income	21	18	2	2
Remeasurements – Returns on plan assets excluding amounts included in interest income	6	2	8	7
Employer contribution	163	77	7	5
Employee contribution	—	—	5	4
Benefits paid	(23)	(21)	10	(7)
Translation differences	(42)	(6)	12	3
Fair value of plan assets at the end	444	319	177	133
Funded status	11	25	(7)	(5)
Defined benefit plan asset	20	33	1	2
Defined benefit plan liability	(9)	(8)	(8)	(7)

Amount for fiscal 2026, 2025 and 2024 recognized in the consolidated statement of comprehensive income under employee benefit expense:

					(Dollars in millions)
		Gratuity		Pension
		Year ended March 31,		Year ended March 31,
	2026	2025	2024	2026	2025	2024
Service cost	49	40	37	6	6	6
Net interest on the net defined benefit liability / (asset)	(1)	(1)	—	—	—	—
Past service cost - plan amendments (Refer to note 2.13)	136	—	—	—	—	(4)
Net cost	184	39	37	6	6	2

Amount for fiscal 2026, 2025 and 2024 recognized in consolidated statement of other comprehensive income:

					(Dollars in millions)
	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2026	2025	2024	2026	2025	2024
Re-measurements of the net defined benefit liability / (asset)
Actuarial (gains) / losses	(3)	12	4	9	8	3
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(6)	(2)	(2)	(8)	(7)	(2)
Total	(9)	10	2	1	1	1

Breakup of actuarial (gains) / losses for fiscal 2026, 2025 and 2024 is as follows:

					(Dollars in millions)
	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2026	2025	2024	2026	2025	2024
(Gain) / loss from change in demographic assumptions	—	—	—	(4)	—	—
(Gain) / loss from change in financial assumptions	(1)	5	1	3	5	3
(Gain) / loss from experience adjustments	(2)	7	3	10	3	—
	(3)	12	4	9	8	3

The gratuity and pension cost recognized in the statement of comprehensive income apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost is as follows:

					(Dollars in millions)
	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2026	2025	2024	2026	2025	2024
Cost of sales	165	35	34	6	6	2
Selling and marketing expenses	13	3	2	—	—	—
Administrative expenses	6	1	1	—	—	—
	184	39	37	6	6	2

The weighted-average assumptions used to determine benefit obligations as of March 31, 2026, and March 31, 2025 are set out below:

	Gratuity		Pension
	As of		As of
	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
Discount rate	6.5%	6.5%	1.1%-4.2%	0.9%-3.7%
Weighted average rate of increase in compensation levels	6.0%	6.0%	1%-3.3%	1%-3%
Weighted average duration of defined benefit obligation	5.7 years	5.7 years	12 years	13 years

The weighted-average assumptions used to determine net periodic benefit cost for fiscal 2026, 2025 and 2024 are set out below:

	Gratuity			Pension
	Year ended March 31,			Year ended March 31,
	2026	2025	2024	2026	2025	2024
Discount rate for the year	6.5%	7.0%	7.1%	0.9%-3.7%	1.5%-3.4%	1.8%-3.8%
Weighted average rate of increase in compensation levels	6.0%	6.0%	6.0%	1%-3.3%	1.0%-3.0%	1.0%-3.0%

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

Actual return on assets (including remeasurements) of the gratuity plan for fiscal 2026, 2025 and 2024 were $27 million, $20 million, and $17 million, respectively, and for the pension plan were $10 million, $9 million and $4 million, respectively.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as of March 31, 2026, and March 31, 2025, and contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investments are diversified and provide for guaranteed interest rates arrangements.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The table below sets out the details of major plan assets into various categories as of March 31, 2026 and March 31, 2025:

Particulars	Pension
	As of
	March 31, 2026	March 31, 2025
Equity	37%	34%
Bonds	21%	30%
Real Estate/Property	23%	26%
Cash and Cash Equivalents	1%	1%
Other	18%	9%

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

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

		(Dollars in millions)
Impact from	As of March 31, 2026
	Gratuity	Pension
	1% point increase / decrease	0.5% point increase / decrease
Discount rate	22	7
Weighted average rate of increase in compensation levels	23	1

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation and keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Group expects to contribute $57 million to the gratuity and $7 million to pension during fiscal 2027.

Maturity profile of defined benefit obligation:

(Dollars in millions)
	Gratuity	Pension
Within 1 year	76	12
1 - 2 year	62	13
2 - 3 year	57	12
3 - 4 year	52	12
4 - 5 year	48	13
5 - 10 years	175	59

2.14.2 Superannuation

The Group contributed $65 million, $61 million and $62 million to the superannuation plan during fiscal 2026, 2025 and 2024, respectively, and the same has been recognized in the consolidated statement of comprehensive income under the head employee benefit expense.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
		Year ended March 31,
	2026	2025	2024
Cost of sales	58	55	56
Selling and marketing expenses	5	4	4
Administrative expenses	2	2	2
	65	61	62

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

The following tables set out the funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Group's financial statements as of March 31, 2026, and March 31, 2025:

		(Dollars in millions)
	As of
	March 31, 2026	March 31, 2025
Change in benefit obligations
Benefit obligations at the beginning	1,622	1,424
Service cost	123	113
Employee contribution	230	199
Interest expense	106	102
Actuarial (gains) / loss	11	26
Benefits paid	(218)	(204)
Translation differences	(177)	(38)
Benefit obligations at the end	1,697	1,622
Change in plan assets
Fair value of plan assets at the beginning	1,629	1,416
Interest income	107	101
Remeasurements- Return on plan assets excluding amounts included in interest income	(47)	29
Employee contribution	230	199
Employer contribution	132	125
Benefits paid	(218)	(204)
Translation differences	(174)	(37)
Fair value of plan assets at the end	1,659	1,629
Funded status surplus/(deficit)	(38)	7
Irrecoverable surplus - effect of asset ceiling	—	(7)
Net defined benefit asset/ (liability)(Refer note 2.5)	(38)	—

Amount for fiscal 2026, 2025 and 2024 recognized in net profit in the statement of comprehensive income comprises the following components:

	(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Service cost	123	113	106
Net interest on the net defined benefit liability	—	—	3
Net provident fund cost	123	113	109

Amount for fiscal 2026, 2025 and 2024 recognized in the consolidated statement of other comprehensive income:

		(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	11	26	12
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	47	(29)	(28)
Irrecoverable surplus - effect of asset ceiling	(7)	7	—
Net interest on the net defined benefit asset	(1)	—	—
	50	4	(16)

Assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach:

	As of
	March 31, 2026	March 31, 2025
Government of India (GOI) bond yield (1)	6.50%	6.50%
Expected rate of return on plan assets	8.25%	8.00%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.25%	8.25%

(1)
In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post-employment benefit obligations.

The breakup of the plan assets into various categories as of March 31, 2026, and March 31, 2025 are as follows:

	As of
	March 31, 2026	March 31, 2025
Central and State Government bonds	63%	60%
Public sector undertakings and Private sector bonds	26%	28%
Cash and cash equivalents	3%	4%
Others	8%	8%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

The actuarial valuation of provident fund liability exposes the Group to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As at March 31, 2026 the defined benefit obligation would be affected by approximately $8 million and $16 million on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Group contributed $171 million, $156 million and $152 million to the provident fund during fiscal 2026, 2025 and 2024, respectively. The same has been recognized in the net profit in the consolidated statement of comprehensive income under the head employee benefit expense.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Cost of sales	153	141	137
Selling and marketing expenses	12	10	10
Administrative expenses	6	5	5
	171	156	152

The provident plans are applicable only to employees drawing a salary in Indian rupees.

2.14.4 Employee benefit costs include:

(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Salaries and bonus (1)	10,444	9,903	9,729
Defined contribution plans	97	80	81
Defined benefit plans	341	182	171
	10,882	10,165	9,981

(1)
Includes stock compensation expense of $108 million, $95 million and $79 million for fiscal 2026, 2025 and 2024, respectively. (Refer to Note 2.17)

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:

(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Cost of sales	9,739	9,151	8,998
Selling and marketing expenses	766	677	656
Administrative expenses	377	337	327
	10,882	10,165	9,981

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

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the consolidated statement of comprehensive income upon the occurrence of the related forecasted transaction.

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

2.15.4 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of ₹5/- each. 8,650,911 shares and 9,655,927 shares were held by controlled trust, as at March 31, 2026 and March 31, 2025, respectively.

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

Buyback completed in December 2025

In line with the capital allocation policy, the Board, at its meeting held on September 11, 2025, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of ₹5/- each from the eligible equity shareholders of the Company for an amount of ₹18,000 crore subject to shareholders' approval by way of Postal Ballot. The shareholders approved the said proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting through postal ballot, the results of which were declared on November 6, 2025. The Buyback offer comprised a purchase of 100,000,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of ₹1,800 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by canceling American Depositary Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 14, 2025) on a proportionate basis through the "Tender offer" route. The tender period for buyback commenced on November 20, 2025 and was open until November 26, 2025. The Company concluded the buyback procedures on December 4, 2025 and 100,000,000 equity shares were bought back and extinguished. The buyback resulted in cash outflow of ₹18,000 crore (excluding transaction costs) (approximately $2,000 million). The Company funded the buyback from its free reserves including securities premium as explained in Section 68 of the Companies Act, 2013. In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2026, the Company has created a Capital Redemption Reserve of ₹50 crore (approximately $6 million) equal to the nominal value of the shares bought back as an appropriation from the general reserve.

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

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2026, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

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

The following table provides details of per share dividend recognized during fiscal 2026, 2025 and 2024:

	Fiscal 2026	Fiscal 2025	Fiscal 2024
Dividend per Equity Share (₹)
Interim dividend(2)	23.00	21.00	18.00
Final dividend(3)	22.00	20.00	17.50
Special dividend(3)	-	8.00	-
Dividend per Equity Share/ADS ($)(1)
Interim dividend(2)	0.26	0.25	0.22
Final dividend(3)	0.26	0.24	0.21
Special dividend(3)	-	0.10	-

(1)
Converted at the monthly exchange rate in the month of declaration of dividend
(2)
Represents interim dividend for the respective fiscal year
(3)
Represents final dividend and special dividend for the preceding fiscal year

During the year ended March 31, 2026, on account of the final dividend for fiscal 2025 and interim dividend for fiscal 2026, the Company has incurred a net cash outflow of approximately $2,133 million (excluding dividend paid on treasury shares). The payouts for dividend during fiscal 2025 and fiscal 2024 were $2,416 million and $1,777 million (excluding dividend paid on treasury shares), respectively.

The Board of Directors in their meeting held on April 23, 2026 recommended a final dividend of ₹25/- per equity share (approximately $0.26 per equity share) for the financial year ended March 31, 2026. The payment is subject to the approval of shareholders in the AGM of the Company to be held on June 23, 2026 and if approved would result in a net cash outflow of approximately $1,067 million (excluding dividend on treasury shares).

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

Other income consists of the following:

(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Interest income on financial assets carried at amortized cost	184	180	128
Interest income on financial assets fair valued through other comprehensive income	121	124	122
Gain/(loss) on investments carried at fair value through other comprehensive income	2	—	—
Gain / (loss) on investments carried at fair value through profit or loss	33	34	34
Gain/(loss) on investments carried at amortized cost	9	—	—
Interest income on income tax refund (1)	46	41	237
Exchange gains / (losses) on forward and options contracts	(274)	(24)	12
Exchange gains / (losses) on translation of other assets and liabilities	330	55	11
Others	17	15	24
	468	425	568

(1) During the quarter and year ended March 31, 2026, the Company received orders under section 250 and Section 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2013-14 and assessment years 2017-18 to 2021-22. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result, interest income (pre-tax) $41 million was recognized.

(1) During the year ending March 31, 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result, interest income (pre-tax) of $38 million along with corresponding tax impact was recognized.

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

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan):

On June 22, 2019 pursuant to the approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options (ESOPs) would be the market price as on the date of grant.

Controlled trust holds 8,650,911 and 9,655,927 shares as of March 31, 2026, and March 31, 2025, respectively, under the 2015 Plan out of which 200,000 equity shares each have been earmarked for welfare activities of the employees as of March 31, 2026, and March 31, 2025.

The following is the summary of grants made during fiscal 2026, 2025 and 2024 under the 2015 Plan and 2019 Plan:

	Fiscal 2026	Fiscal 2025	Fiscal 2024
2015 Plan
RSU - Equity settled
KMPs	377,609	380,842	494,650
Employees other than KMPs	2,254,341	1,874,690	4,644,720
	2,631,950	2,255,532	5,139,370

RSU - Incentive units (cash settled)
KMPs	—	—	—
Employees other than KMPs	119,800	94,050	176,990
	119,800	94,050	176,990

2015 Plan: Employee Stock Options (ESOPs)
Equity settled RSUs
KMPs	231,270	—	—
Employees other than KMPs	5,418,890	—	—
	5,650,160	—	—

Cash settled RSUs
KMPs	—	—	—
Employees other than KMPs	108,180	—	—
	108,180	—	—
Total Grants under 2015 Plan	8,510,090	2,349,582	5,316,360

2019 Plan
Equity settled Performance based RSU
KMPs	124,516	117,699	139,271
Employees other than KMPs	4,424,840	3,626,646	4,048,631
	4,549,356	3,744,345	4,187,902

Total grants under 2019 Plan	4,549,356	3,744,345	4,187,902

Refer to Note 2.20 for details on appointment and resignation of KMPs

Notes on grants to KMP

CEO & MD

Under the 2015 Plan:

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2026. In accordance with such approval the following grants were made effective May 2, 2025.

- 230,621 performance-based RSUs (Annual performance equity grant) of fair value of ₹34.75 crore. (approximately

$4.07 million). These RSUs will vest in line with the employment agreement based on achievement of certain performance targets

- 13,273 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of ₹2 crore (approximately $0.23 million). These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board

- 33,183 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of ₹5 crore (approximately $0.59 million). These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3 crore (approximately $0.33 million) which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 18,132 RSUs was made effective February 1, 2026 for fiscal 2026.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2026, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments. The grant date for this purpose in accordance with IFRS 2, Share based payments is July 1, 2022.

Under the 2019 Plan:

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹10 crore (approximately $1.17 million) for fiscal 2026 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 66,366 performance based RSU’s were granted effective May 2, 2025.

Other KMP

Under the 2015 Plan:

During the year ended March 31, 2026, based on recommendations of Nomination and Remuneration Committee, the Board approved time based grants of 231,270 ESOPs to Other KMP under the 2015 Plan. These ESOPs will vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the ESOPs would be the market price as on the date of grant.

Further, during the year ended March 31, 2026, based on recommendations of Nomination and Remuneration Committee, the Board approved 82,400 time based RSUs to Other KMPs under the 2015 Plan. Time based RSUs will vest over four years.

Under the 2019 Plan:

During the year ended March 31, 2026, based on  recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 58,150 RSUs to other KMPs under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense:

(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Granted to:
KMP*	8	8	8
Employees other than KMP	100	87	71
Total (1)	108	95	79
(1) Cash settled stock compensation expense included in the above	2	2	2

* Includes reversal of employee stock compensation expense on account of resignation / retirement of key managerial personnel

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2026 is set out below:

	Year ended March 31, 2026
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSUs
Outstanding at the beginning	7,259,464	0.06
Granted	2,631,950	0.10
Exercised	1,865,144	0.10
Forfeited and expired	646,821	0.10
Outstanding at the end	7,379,449	0.10
Exercisable at the end	1,043,401	0.10
2015 Plan: Stock Options
Outstanding at the beginning	17,554	5.83
Granted	5,650,160	17.84
Exercised	14,728	5.63
Forfeited and expired	291,820	17.91
Outstanding at the end	5,361,166	17.54
Exercisable at the end	28,096	15.27
2019 Plan: RSUs
Outstanding at the beginning	8,072,635	0.06
Granted	4,549,356	0.10
Exercised	1,453,412	0.10
Forfeited and expired	745,697	0.10
Outstanding at the end	10,422,882	0.10
Exercisable at the end	2,353,433	0.10

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2025 is set out below:

	Year ended March 31, 2025
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSUs
Outstanding at the beginning	8,076,058	0.06
Granted	2,255,532	0.06
Exercised	2,080,865	0.06
Forfeited and expired	991,261	0.06
Outstanding at the end	7,259,464	0.06
Exercisable at the end	629,138	0.06
2015 Plan: Stock Options
Outstanding at the beginning	82,050	6.61
Granted	—	—
Exercised	61,672	6.77
Forfeited and expired	2,824	5.90
Outstanding at the end	17,554	5.83
Exercisable at the end	17,554	5.83
2019 Plan: RSUs
Outstanding at the beginning	8,023,855	0.06
Granted	3,744,345	0.06
Exercised	1,514,356	0.06
Forfeited and expired	2,181,209	0.06
Outstanding at the end	8,072,635	0.06
Exercisable at the end	770,321	0.06

The activity in the 2015 Plan and 2019 Plan for equity-settled share based payment transaction during fiscal 2024 is set out below:

	Year ended March 31, 2024
	Shares arising out of options	Weighted average exercise price($)
2015 Plan: RSUs
Outstanding at the beginning	5,408,018	0.06
Granted	5,139,370	0.06
Exercised	1,815,025	0.06
Forfeited and expired	656,305	0.06
Outstanding at the end	8,076,058	0.06
Exercisable at the end	831,050	0.06
2015 Plan: Stock Options
Outstanding at the beginning	134,030	6.44
Granted	—	—
Exercised	51,980	6.03
Forfeited and expired	—	—
Outstanding at the end	82,050	6.61
Exercisable at the end	82,050	6.61
2019 Plan: RSUs
Outstanding at the beginning	7,222,038	0.06
Granted	4,187,902	0.06
Exercised	1,695,705	0.06
Forfeited and expired	1,690,380	0.06
Outstanding at the end	8,023,855	0.06
Exercisable at the end	814,798	0.06

The weighted average share price of option exercised is set out as follows:

	2019 Plan			2015 Plan
	Year ended March 31,			Year ended March 31,
	2026	2025	2024	2026	2025	2024
Weighted average share price of options exercised	16.62	18.75	16.39	16.77	18.89	17.07

The following table summarizes information about equity settled RSUs and stock options outstanding as of March 31, 2026:

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
American Depositary Share (ADS) and Indian Equity Shares (IES)
0 - 0.1 (RSUs)	10,422,882	1.19	0.10	7,379,449	1.37	0.10
5 - 19 (Stock Options)	—	—	—	5,361,166	7.17	17.54

The following table summarizes information about equity settled RSUs and stock options outstanding as of March 31, 2025:

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
American Depositary Share (ADS) and Indian Equity Shares (IES)
0 - 0.06 (RSUs)	8,072,635	1.23	0.06	7,259,464	1.51	0.06
5 - 8 (Stock Options)	—	—	—	17,554	0.58	5.83

As of March 31, 2026, and March 31, 2025, 387,949 and 288,384 cash settled options were outstanding, respectively. The carrying value of liability towards cash settled share-based payments was $2 million and $2 million as of March 31, 2026, and March 31, 2025, respectively.

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

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

	For options granted in
	Fiscal 2026- Equity Shares-RSU	Fiscal 2026- ADS- RSU	Fiscal 2026- Equity Shares-ESOP	Fiscal 2026- ADS-ESOP
Weighted average share price (₹) / ($- ADS)	1,641	17.55	1,554	17.93
Exercise price (₹)/ ($- ADS)	5.00	0.10	1,554	17.93
Expected volatility (%)	23-26	25-29	25-28	26-30
Expected life of the option (years)	1-4	1-4	3-7	3-7
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	6	4	6	4
Weighted average fair value as on grant date (₹) / ($- ADS)	1,331	14.16	390	4.09

	For options granted in
	Fiscal 2025- Equity Shares-RSU	Fiscal 2025- ADS- RSU
Weighted average share price (₹) / ($- ADS)	1,808	21.44
Exercise price (₹)/ ($- ADS)	5.00	0.07
Expected volatility (%)	21-26	23-28
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2-3	2-3
Risk-free interest rate (%)	7	4-5
Weighted average fair value as on grant date (₹) / ($- ADS)	1,555	18.20

	For options granted in
	Fiscal 2024- Equity Shares-RSU	Fiscal 2024- ADS- RSU
Weighted average share price (₹) / ($- ADS)	1,588	19.19
Exercise price (₹)/ ($- ADS)	5.00	0.07
Expected volatility (%)	23-31	25-33
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2-3	2-3
Risk-free interest rate (%)	7	4-5
Weighted average fair value as on grant date (₹) / ($- ADS)	1,317	16.27

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ ESOP.

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

Income tax expense in the consolidated statement of comprehensive income comprises:

	(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Current taxes
Domestic taxes	977	1,089	768
Foreign taxes	352	346	247
	1,329	1,435	1,015
Deferred taxes
Domestic taxes	(91)	(110)	180
Foreign taxes	(48)	(40)	(18)
	(139)	(150)	162
Income tax expense	1,190	1,285	1,177

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

	(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Profit before income taxes	4,506	4,447	4,346
Enacted tax rates in India	25.17%	25.17%	34.94%
Computed expected tax expense	1,137	1,119	1,519
Tax effect due to non-taxable income for Indian tax purposes	—	—	(363)
Overseas taxes	126	131	136
Tax provision (reversals)	(93)	16	(113)
Effect of differential tax rates	(8)	(9)	(69)
Effect of exempt non-operating income	(1)	(4)	(6)
Effect of unrecognized deferred tax assets	11	19	25
Effect of non-deductible expenses	38	33	20
Others	(20)	(20)	28
Income tax expense	1,190	1,285	1,177

The applicable Indian corporate statutory tax rate for fiscal 2026 is 25.17%, fiscal 2025 is 25.17% and fiscal 2024 is 34.94% respectively.

Income tax expense for fiscal 2026, 2025 and 2024 includes reversals (net of provisions) of $93 million, provisions (net of reversals) of $16 million, and reversals (net of provisions) of $113 million respectively. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the year ended March 31, 2026, the Company received orders under section 250 and Section 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2013-14 and assessment years 2017-18 to 2021-22. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result, interest income (pre-tax) of $41 million was recognized and provision for income tax aggregating $93 million was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to $9 million has been reduced from contingent liabilities.

During the year ending March 31, 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result, interest income (pre-tax) of $38 million was recognized and provision for income tax aggregating $21 million was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to $125 million has been reduced from contingent liabilities.

During the year ending March 31, 2024, the Company received orders under sections 250 and 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result, interest income (pre-tax) of $232 million along with the corresponding tax impact was recognized. Further a provision for income tax aggregating $63 million was reversed with a corresponding credit to the Statement of Profit and Loss. Also, an amount aggregating to $196 million has been reduced from contingent liabilities.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company had benefited from certain income tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economics Zones (SEZs) Act, 2005 in the prior years, SEZ units which began to provide services on or after April 1, 2005, are eligible for an income tax deduction of 100% of profits or gains derived from the export of services for the first five years beginning with the assessment year relevant to the previous year in which the SEZ unit begins to provide services and 50% of such profits or gains for a further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961 (Refer to Other Reserves under Note 2.15 Equity).

As a result of these tax incentives, a portion of the Company’s pre-tax income had not been subject to tax in the past. These tax incentives resulted in a decrease in our income tax expense of $363 million for fiscal 2024 compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives computed based on both basic and diluted weighted average number of equity shares for fiscal 2024 was $0.09.

The Taxation Laws (Amendment) Act, 2019 introduced section 115BAA which provides that a domestic company can elect a reduced rate of corporate tax of 22% plus surcharge of 10% and cess of 4% but without the ability to claim certain deductions, including deduction for SEZ units under section 10AA of the Income Tax Act. From fiscal 2025, our income tax expense has been recognized by applying the provision of section 115BAA of the Income Tax Act without claim of deduction for SEZ units under section 10AA of the Income Tax Act.

Deferred income tax for fiscal 2026, 2025 and 2024 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2026, Infosys' U.S. branch net assets amounted to approximately $816 million. As of March 31, 2026, the Company has a deferred tax liability for branch profit tax of $22 million (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $2,032 million and $1,941 million as of March 31, 2026, and March 31, 2025, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The Group primarily intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax-free manner.

Deferred income tax assets have not been recognized on accumulated losses of $513 million and $538 million as of March 31, 2026, and March 31, 2025, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses for fiscal 2026:

(Dollars in millions)
Year
2027	15
2028	39
2029	78
2030	51
2031	20
Thereafter	310
Total	513

The following table provides details of expiration of unused tax losses for fiscal 2025:

(Dollars in millions)
Year
2026	25
2027	16
2028	60
2029	80
2030	52
Thereafter	305
Total	538

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2026, and March 31, 2025:

(Dollars in millions)
	As of
	March 31, 2026	March 31, 2025
Income tax assets	263	538
Current income tax liabilities	(594)	(567)
Net current income tax assets / (liabilities) at the end	(331)	(29)

The gross movement in the current income tax assets / (liabilities) for fiscal 2026, 2025 and 2024 is as follows:

	(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Net current income tax assets / (liabilities) at the beginning	(29)	702	374
Income tax paid (net)	973	662	1,114
Current income tax expense	(1,329)	(1,435)	(1,015)
Interest income on income tax refund	41	39	234
Income tax on other comprehensive income	—	2	—
Income tax benefit arising on exercise of stock options	5	4	—
Tax impact on buyback expenses	2	—	—
Translation differences	6	(3)	(5)
Net current income tax assets / (liabilities) at the end	(331)	(29)	702

The movement in gross deferred income tax assets / liabilities (before set off) for fiscal 2026 is as follows:

					(Dollars in millions)
	Carrying value as of April 1, 2025	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2026
Deferred income tax assets / (liabilities)
Property, plant and equipment	28	(10)	—	—	(4)	14
Lease liabilities	18	10	—	—	(2)	26
Accrued compensation to employees	9	5	—	—	—	14
Trade receivables	26	(3)	—	—	(2)	21
Compensated absences	83	14	—	—	(8)	89
Post sales client support	8	(3)	—	—	—	5
Credits related to branch profits	93	(7)	—	—	(4)	82
Derivative financial instruments	(4)	17	—	—	1	14
Intangibles	8	1	—	—	—	9
Intangibles arising on business combinations	(80)	20	(5)	—	(5)	(70)
Branch profit tax	(124)	16	—	—	4	(104)
SEZ reinvestment reserve	(168)	61	—	—	13	(94)
Interest receivable on income tax refund	(8)	7	—	—	—	(1)
Others	39	11	1	4	2	57
Total Deferred income tax assets / (liabilities)	(72)	139	(4)	4	(5)	62

The movement in gross deferred income tax assets / liabilities (before set off) for fiscal 2025 is as follows:

					(Dollars in millions)
	Carrying value as of April 1, 2024	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2025
Deferred income tax assets / (liabilities)
Property, plant and equipment	29	(1)	—	—	—	28
Lease liabilities	24	(5)	—	—	(1)	18
Accrued compensation to employees	7	2	—	—	—	9
Trade receivables	27	(1)	—	—	—	26
Compensated absences	75	9	—	—	(1)	83
Post sales client support	7	1	—	—	—	8
Credits related to branch profits	97	(4)	—	—	—	93
Derivative financial instruments	(2)	(3)	—	1	—	(4)
Intangibles	7	1	—	—	—	8
Intangibles arising on business combinations	(34)	17	(63)	—	—	(80)
Branch profit tax	(129)	5	—	—	—	(124)
SEZ reinvestment reserve	(239)	67	—	—	4	(168)
Interest receivable on income tax refund	(58)	49	—	—	1	(8)
Others	28	13	1	(3)	—	39
Total Deferred income tax assets / (liabilities)	(161)	150	(62)	(2)	3	(72)

The movement in gross deferred income tax assets / liabilities (before set off) for fiscal 2024 is as follows:

					(Dollars in millions)
	Carrying value as of April 1, 2023	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2024
Deferred income tax assets / (liabilities)
Property, plant and equipment	21	9	—	—	(1)	29
Lease liabilities	27	(3)	—	—	—	24
Accrued compensation to employees	8	(1)	—	—	—	7
Trade receivables	32	(5)	—	—	—	27
Compensated absences	70	6	—	—	(1)	75
Post sales client support	30	(23)	—	—	—	7
Credits related to branch profits	87	10	—	—		97
Derivative financial instruments	—	(1)	—	(1)	—	(2)
Intangibles	7	—	—	—	—	7
Intangibles arising on business combinations	(42)	8	—	—	—	(34)
Branch profit tax	(105)	(24)	—	—		(129)
SEZ reinvestment reserve	(164)	(78)	—	—	3	(239)
Interest receivable on income tax refund	-	(58)	—	—	—	(58)
Others	32	(2)	—	(1)	(1)	28
Total Deferred income tax assets / (liabilities)	3	(162)	—	(2)	—	(161)

The deferred income tax assets and liabilities is as follows:

	(Dollars in millions)
	As of
	March 31, 2026	March 31, 2025
Deferred income tax assets after set off	239	130
Deferred income tax liabilities after set off	(177)	(202)

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

As of March 31, 2026, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $207 million (₹1,964 crore).

As of March 31, 2025, claims against the Group not acknowledged as debts from the Income tax authorities amounted to $226 million (₹1,933 crore).

The amount paid to statutory authorities against the tax claims amounted to $273 million (₹2,594 crore) and $491 million (₹4,199 crore) as of March 31, 2026 and March 31, 2025, respectively.

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

2.19 Earnings per equity share - reconciliation of basic and diluted shares used in computing earnings per equity share

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

The following is the computation of basic earnings per equity share

	Year ended March 31,
	2026	2025	2024
Profit attributable to equity holders of the Company (Dollars in millions)	3,313	3,158	3,167
Weighted average number of equity shares outstanding used in computing basic earnings per equity share (1)	4,112,814,745	4,141,611,738	4,138,568,090
Basic earnings per equity share ($)	0.81	0.76	0.77

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2026	2025	2024
Profit attributable to equity holders of the Company (Dollars in millions)	3,313	3,158	3,167
Weighted average number of equity shares outstanding used in computing basic earnings per equity share (1)	4,112,814,745	4,141,611,738	4,138,568,090
Effect of dilutive common equivalent shares - share options outstanding	7,293,423	10,439,446	6,112,335
Weighted average number of equity shares and common equivalent shares outstanding used in computing diluted earnings per equity share -	4,120,108,168	4,152,051,184	4,144,680,425
Diluted earnings per equity share ($)	0.80	0.76	0.76

(1)
excludes treasury shares

For fiscal 2026, 2025 and 2024 there were 1,235,321, 13,931 and 119,711 respectively, options to purchase equity shares which had an anti-dilutive effect.

2.20 Related party transactions

List of subsidiaries:

		Holding as of
	Country	March 31, 2026	March 31, 2025
Infosys Technologies (China) Co. Limited (Infosys China)(1)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)(1)	Mexico	100%	100%
Infosys Technologies (Sweden) AB (Infosys Sweden)(1)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)(1)	China	100%	100%
EdgeVerve Systems Limited (EdgeVerve)(1)	India	100%	100%
Infosys Austria GmbH(1)	Austria	100%	100%
Skava Systems Private Limited (Skava Systems)(1)(28)	India	—	—
Infosys Chile SpA(1)	Chile	100%	100%
Infosys Arabia Limited(2)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(1)	Brazil	100%	100%
Infosys Luxembourg S.a.r.l(1)	Luxembourg	100%	100%
Infosys Consulting S.R.L.(2)(45)	Argentina	100%	100%
Infosys Romania S.r.l. (formerly Infosys Consulting S.R.L. (Romania))(1)	Romania	100%	100%
Infosys Limited Bulgaria EOOD(1)	Bulgaria	100%	100%
Infosys Turkey Bilgi Teknolojileri Limited Sirketi(1)	Turkey	100%	100%
Infosys Germany Holding Gmbh(1)	Germany	100%	100%
Infosys Automotive and Mobility GmbH & Co. KG(1)	Germany	100%	100%
Infosys Green Forum(1)	India	100%	100%
Infosys Business Solutions LLC(1)	Qatar	100%	100%
WongDoody Inc. (1)(30)	U.S.	—	—
IDUNN Information Technology Private Limited (1)	India	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)(1)	U.S.	100%	100%
Infosys Public Services Canada Inc. (11)	Canada	100%	100%
Infosys BPM Limited(1)	India	100%	100%
Infosys BPM UK Limited(3)	U.K.	100%	100%
Infosys (Czech Republic) Limited s.r.o.(3)	Czech Republic	100%	100%
Infosys Poland Sp z.o.o(3)	Poland	100%	100%
Infosys McCamish Systems LLC(3)	U.S.	100%	100%
Portland Group Pty Ltd(3)	Australia	100%	100%
Infosys BPO Americas LLC.(3)	U.S.	100%	100%
Panaya Inc. (Panaya)(1)	U.S.	100%	100%
Panaya Ltd.(4)	Israel	100%	100%
Panaya Germany GmbH (4)	Germany	100%	100%
Brilliant Basics Holdings Limited (Brilliant Basics)(1)(20)	U.K.	100%	100%
Brilliant Basics Limited (5)(20)	U.K.	100%	100%
Infosys Consulting Holding AG (1)	Switzerland	100%	100%
Infosys Management Consulting Pty Limited(6)	Australia	100%	100%
Infosys Consulting AG(6)	Switzerland	100%	100%

Infosys Consulting GmbH(6)	Germany	100%	100%
Infosys Consulting SAS(6)	France	100%	100%
Infy Consulting B.V.(6)	The Netherlands	100%	100%
Infosys Consulting (Belgium) NV(6)	Belgium	100%	100%
Infy Consulting Company Ltd(6)	U.K.	100%	100%
GuideVision s.r.o.(7)	Czech Republic	100%	100%
GuideVision Deutschland GmbH(8)	Germany	100%	100%
GuideVision Suomi Oy(8)	Finland	100%	100%
GuideVision Magyarország Kft(8)	Hungary	100%	100%
GuideVision Polska Sp. z.o.o(8)	Poland	100%	100%
GuideVision UK Ltd(8)(20)	U.K.	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)(1)	U.S.	100%	100%
Outbox systems Inc. dba Simplus (US)(9)(31)	U.S.	—	—
Simplus ANZ Pty Ltd.(9)	Australia	100%	100%
Simplus Australia Pty Ltd(10)	Australia	100%	100%
Simplus Philippines, Inc.(9)	Philippines	100%	100%
Kaleidoscope Animations, Inc.(9)(31)	U.S.	—	—
Blue Acorn iCi Inc(9)(31)	U.S.	—	—
Infosys Singapore Pte. Ltd. (1)(41)	Singapore	100%	100%
Infosys Financial Services GmbH. (12)	Germany	100%	100%
Infosys South Africa (Pty) Ltd(12)	South Africa	100%	100%
Infosys (Malaysia) SDN. BHD. (12)	Malaysia	100%	100%
Infosys Middle East FZ LLC (12)	U.A.E	100%	100%
Infosys Norway (12)	Norway	100%	100%
Infosys Compaz Pte. Ltd (13)	Singapore	60%	60%
HIPUS Co., Ltd(13)(41)	Japan	79%	81%
Fluido Oy (12)	Finland	100%	100%
Fluido Sweden AB (14)	Sweden	100%	100%
Fluido Norway A/S(14)	Norway	100%	100%
Fluido Denmark A/S(14)	Denmark	100%	100%
Fluido Slovakia s.r.o(14)	Slovakia	100%	100%
Infosys Fluido UK, Ltd.(14)	U.K.	100%	100%
Infosys Fluido Ireland, Ltd.(15)	Ireland	100%	100%
Stater N.V.(13)	The Netherlands	75%	75%
Stater Nederland B.V.(16)	The Netherlands	75%	75%
Stater XXL B.V.(16)	The Netherlands	75%	75%
HypoCasso B.V.(16)	The Netherlands	75%	75%
Stater Belgium N.V./S.A.(16)	Belgium	75%	75%
Stater Gmbh(16)	Germany	75%	75%
Infosys Germany GmbH (12)(43)	Germany	—	100%
Wongdoody Gmbh (18)(43)	Germany	100%	100%
WongDoody (Shanghai) Co. Limited (19)	China	100%	100%
WongDoody limited (Taipei) (19)	Taiwan	100%	100%
WongDoody d.o.o (19)	Serbia	100%	100%
BASE life science A/S (12)	Denmark	100%	100%
BASE life science AG (21)	Switzerland	100%	100%
BASE life science GmbH (21)	Germany	100%	100%
BASE life science S.A.S (21)	France	100%	100%
BASE life science Ltd. (21)	U.K.	100%	100%
BASE life science S.r.l. (21)	Italy	100%	100%
Innovisor Inc.(21)	U.S.	100%	100%
BASE life science Inc.(17)	U.S.	100%	100%
BASE life science S.L.(21)	Spain	100%	100%
InSemi Technology Services Private Limited (23)	India	100%	100%
Elbrus Labs Private Limited (23)(22)	India	100%	100%
Infosys Services (Thailand) Limited (1)(25)	Thailand	100%	100%
Infy tech SAS (12)(24)	France	100%	100%
in-tech Holding GmbH (26)(32)	Germany	—	—
in-tech GmbH (26)	Germany	100%	100%
Friedrich & Wagner Asia Pacific GmbH (26)(32)	Germany	—	—
drivetech Fahrversuch GmbH (26)	Germany	100%	100%
in-tech Engineering S.R.L. (formerly known as ProIT) (26)(44)	Romania	100%	100%
in-tech Automotive Engineering de R.L. de C.V (26)(40)	Mexico	—	100%
Friedrich Wagner Holding Inc.(26)(20)	U.S.	100%	100%
in-tech Automotive Engineering SL (26)	Spain	100%	100%
in-tech Automotive Engineering LLC (26)(29)	U.S.	—	—
in-tech Services LLC (26)(29)	U.S.	—	—
in-tech Engineering s.r.o (26)	Czech Republic	100%	100%
in-tech Engineering GmbH (26)	Austria	100%	100%
in-tech Engineering services S.R.L (26)(44)	Romania	—	100%
in-tech Group Ltd (26)	U.K.	100%	100%
In-tech Automotive Engineering Shenyang Co. Ltd (26)	China	100%	100%
in-tech Group India Private Ltd (26)	India	100%	100%
In-tech Automotive Engineering Beijing Co., Ltd (26)	China	100%	100%

Infosys Germany SE (formerly known as Blitz 24-893 SE) (27)(43)	Germany	100%	100%
Infosys Limited SPC (1)(33)	Oman	100%	100%
Infosys BPM Netherlands B.V. (17)(34)	The Netherlands	100%	100%
Infosys Energy Consulting Services LLC (9)(35)	U.S.	100%	—
Infosys Saudi Arabia LLC (1)(36)	Saudi Arabia	100%	—
Infosys Australia Technology Service Pty Ltd (12)(37)	Australia	100%	—
MRE Consulting Ltd (38)	U.S.	100%	—
MRE Technology Services, LLC (38)	U.S.	100%	—
The Missing Link Automation Pty Ltd (39)	Australia	100%	—
The Missing Link Network Integration Pty Ltd (39)	Australia	100%	—
The Missing Link Security Pty Ltd (39)	Australia	100%	—
The Missing Link Security Ltd (39)	U.K.	100%	—
Infosys BPM Canada Inc (17)(42)	Canada	100%	—
Infosys Enterprise Business Services Pty Ltd (12)(46)	Australia	100%	—

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
(13) Majority owned and controlled subsidiary of Infosys Singapore Pte. Ltd.
(14) Wholly-owned subsidiary of Fluido Oy
(15) Wholly-owned subsidiary of Infosys Fluido UK, Ltd.
(16) Wholly-owned subsidiary of Stater N.V
(17) Wholly-owned subsidiary of IBPM UK Ltd
(18) Wholly-owned subsidiary of Infosys Germany GmbH
(19)Wholly-owned subsidiary of Wongdoody Gmbh
(20) Under liquidation
(21) Wholly-owned subsidiary of BASE life science A/S
(22) Wholly-owned subsidiary of InSemi Technology Services Private Limited
(23) On May 10, 2024 Infosys Ltd. acquired 100% of voting interests in InSemi Technology Services Private Limited along with its subsidiary Elbrus Labs Private Limited
(24) Incorporated on July 03, 2024
(25) Incorporated on July 26, 2024

(26) On July 17, 2024, Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in in-tech Holding GmbH along with its subsidiary in-tech GmbH along with its six subsidiaries in-tech Automotive Engineering SL, in-tech Engineering S.R.L. (formerly known as ProIT), in-tech Automotive Engineering de R.L. de C.V, drivetech Fahrversuch GmbH, Friedrich Wagner Holding Inc along with its two subsidiaries (in-tech Automotive Engineering LLC and in-tech Services LLC) and Friedrich & Wagner Asia Pacific GmbH along with its five subsidiaries in-tech engineering s.r.o, in-tech engineering GmbH, in-tech engineering services S.R.L, in-tech Group Ltd along with its subsidiary (in-tech Group India Private Limited) and In-tech Automotive Engineering Shenyang Co., Ltd along with its subsidiary (In-tech Automotive Engineering Beijing Co., Ltd). Subsequently on September 01, 2024 in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited.

(27) On October 17, 2024, Infosys Singapore Pte Ltd. acquired 100% of voting interests in Infosys Germany SE (formerly known as Blitz 24-893 SE)

(28) Liquidated effective November 14, 2024
(29) Liquidated effective November 30, 2024
(30) WongDoody Inc, a wholly-owned subsidiary of Infosys limited merged into Infosys Nova Holdings LLC effective January 1, 2025
(31) Kaleidoscope Animations, Blue Acorn iCi Inc and Outbox systems Inc. dba Simplus (US) merged into Infosys Nova Holdings LLC effective January 1, 2025
(32) in-tech Holding GmbH and Friedrich & Wagner Asia Pacific GmbH merged into in-tech GmbH effective January 1,2025
(33) Incorporated on December 12, 2024
(34) Incorporated on March 20, 2025
(35) Incorporated on April 16, 2025
(36) Incorporated on April 21, 2025
(37) Incorporated on April 23, 2025

(38) On April 30, 2025, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys Limited, acquired 98.21% of partnership interests in MRE Consulting Ltd along with its subsidiary MRE Technology Services, LLC. The remaining 1.79% was acquired by Infosys Energy Consulting Services LLC, a Wholly-owned subsidiary of Infosys Nova Holdings LLC

(39) On April 30, 2025, Infosys Australia Technology Service Pty Ltd, a wholly owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in The Missing Link Automation Pty Ltd, The Missing Link Network Integration Pty Ltd and The Missing Link Security Pty Ltd along with its subsidiary The Missing Link Security Ltd

(40) Liquidated effective May 07, 2025
(41) On May 13, 2025, Infosys Singapore Pte Ltd diluted 2% stake of HIPUS Co., Ltd to Mitsubishi Heavy Industries, Ltd.
(42) Incorporated on July 28, 2025
(43) Infosys Germany Gmbh, a Wholly-owned subsidiary of Infosys Singapore Pte Ltd merged into Infosys Germany SE (formerly known as Blitz 24-893 SE) effective September 24, 2025

(44) in-tech Engineering services S.R.L, (Wholly-owned subsidiary of in-tech GmbH) merged into in-tech Engineering S.R.L. (formerly known as ProIT and wholly-owned subsidiary of in-tech GmbH) effective November 30, 2025

(45) Infosys Consulting S.R.L. (Argentina) (formerly a majority owned and controlled subsidiary of Infosys Limited) became the majority owned and controlled subsidiary of Infosys Nova Holdings LLC with effect from January 28, 2026

(46) Incorporated on March 19, 2026

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

(1)
During fiscal 2026 and fiscal 2025, the Group contributed $45 million and $51 million respectively towards CSR.

Refer to Note 2.14 for information on transactions relating to the post-employment benefit plans mentioned above.

List of Key Managerial Personnel (KMP)

Whole-time directors

Salil Parekh, Chief Executive Officer and Managing Director

Non-whole-time directors

Nandan M. Nilekani

D. Sundaram

Michael Gibbs

Govind Iyer

Uri Levine (retired effective April 19, 2023)

Bobby Parikh

Chitra Nayak

Helene Auriol Potier (appointed as an independent director effective May 26, 2023)

Diane Enberg Jurgens (appointed as Additional and Independent director effective April 22, 2026)

Nitin Paranjpe (appointed as an additional and independent director effective January 1, 2024 and as vice chairman effective April 30, 2026)

Executive Officers

Jayesh Sanghrajka (appointed as Chief Financial Officer effective April 1, 2024)

Nilanjan Roy (resigned as Chief Financial Officer of the Company effective March 31, 2024)

Inderpreet Sawhney, Chief Legal Officer and Chief Compliance Officer

Shaji Mathew, Chief Human Resources Officer

Transactions with Key Managerial Personnel (KMP)

The table below describes the related party transactions with key management personnel which comprises directors and executive officers under IAS 24:

(Dollars in millions)
	Year ended March 31,
	2026	2025	2024
Salaries and other short term employee benefits to whole-time directors and executive officers(1)(2)	14	14	14
Commission and other benefits to non-executive / independent directors	2	2	2
Total	16	16	16

(1)
Includes employee stock compensation expense of $8 million, $8 million and $8 million for fiscal 2026, 2025 and 2024, respectively, towards key managerial personnel (Refer to Note 2.17).

(2)
Does not include post-employment benefit and other long term benefits based on actuarial valuation as this is done for the Company as a whole.

2.21 Segment reporting

IFRS 8 Operating segments establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance.

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

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial Services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & identified enterprises in Public Services.

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

Disclosure of revenue by geographic locations is given in Note 2.11 Revenue from operations.

2.21.1 Business segments

(Dollars in millions)
Year ended March 31, 2026	Financial Services(1)	Manufacturing	Energy, Utilities, Resources and Services	Retail(2)	Communication(3)	Hi-Tech	Life Sciences(4)	All Other Segments(5)	Total
Revenues	5,631	3,282	2,688	2,605	2,455	1,572	1,383	542	20,158
Identifiable operating expenses	3,149	2,010	1,505	1,302	1,570	936	864	334	11,670
Allocated expenses	1,055	546	508	504	451	273	243	128	3,708
Segment profit	1,427	726	675	799	434	363	276	80	4,780
Unallocable expenses#									695
Operating profit									4,085
Other income, net (Refer to Note 2.16)									468
Finance cost (Refer to Note 2.8)									47
Profit before Income taxes									4,506
Income tax expense									1,190
Net profit									3,316
Depreciation and amortization									552
Non-cash expenses other than depreciation and amortization									—

(Dollars in millions)
Year ended March 31, 2025	Financial Services(1)*	Manufacturing	Energy, Utilities, Resources and Services	Retail(2)	Communication(3)	Hi-Tech	Life Sciences(4)	All Other Segments(5)	Total
Revenues	5,342	2,980	2,568	2,609	2,260	1,548	1,400	570	19,277
Identifiable operating expenses	3,059	1,911	1,406	1,293	1,469	897	848	354	11,237
Allocated expenses	971	495	441	472	396	270	237	118	3,400
Segment profit	1,312	574	721	844	395	381	315	98	4,640
Unallocable expenses									569
Operating profit									4,071
Other income, net (Refer to Note 2.16)									425
Finance cost (Refer to Note 2.8)									49
Profit before Income taxes									4,447
Income tax expense									1,285
Net profit									3,162
Depreciation and amortization									569
Non-cash expenses other than depreciation and amortization									—

(Dollars in millions)
Year ended March 31, 2024	Financial Services(1)	Manufacturing	Energy, Utilities, Resources and Services	Retail(2)	Communication(3)	Hi-Tech	Life Sciences(4)	All Other Segments(5)	Total
Revenues	5,093	2,696	2,417	2,719	2,173	1,498	1,391	575	18,562
Identifiable operating expenses	2,993	1,763	1,309	1,414	1,337	874	811	355	10,856
Allocated expenses	973	423	444	473	391	245	230	128	3,307
Segment profit	1,127	510	664	832	445	379	350	92	4,399
Unallocable expenses									565
Operating profit									3,834
Other income, net (Refer to Note 2.16)									568
Finance cost (Refer to Note 2.8)									56
Profit before Income taxes									4,346
Income tax expense									1,177
Net profit									3,169
Depreciation and amortization									565
Non-cash expenses other than depreciation and amortization									—

(1)
Financial Services include enterprises in Financial Services and Insurance
(2)
Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)
Communication includes enterprises in Communication, Telecom OEM and Media
(4)
Life Sciences includes enterprises in Life sciences and Health care
(5)
Others include operating segments of businesses in India, Japan, China, Infosys Public Services & identified enterprises in Public Services.

# Unallocable expense includes impact of $ 143 million towards impact of Labour Codes for the year ended March 31, 2026 (Refer to note 2.13)

* Includes impact on account of McCamish cybersecurity incident for the year ended March 31, 2025 (Refer to note 2.6.2).

2.21.2 Significant clients

No client individually accounted for more than 10% of the revenues for fiscal 2026, 2025 and 2024.

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

******4.2	Registrant’s 2011 RSU Plan
**4.3	Registrant’s 2015 Stock Incentive Compensation Plan
********4.4	Registrant’s Infosys Expanded Stock Ownership Program – 2019
****4.5	Employees Welfare Trust Deed of Registrant Pursuant to Employee Stock Offer Plan (P)
***********4.6	Infosys Expanded Stock Ownership Trust Deed
*******4.7	Form of Indemnification Agreement
***********4.10	Form of Employment Agreement with the Chief Executive Officer
4.11	Overview of Executive Leadership Compensation
8.1	List of Subsidiaries
11.1	Code of Conduct for Prohibition of Insider Trading
11.2	Code of Conduct and Ethics
12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
****15.1	Registrant’s Specimen Certificate for Equity Shares (P)
15.9	Consent of Independent Registered Public Accounting Firm
************15.10	Dividend Distribution Policy
************97.1	Compensation Recovery Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 12, 2017.
**	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 18, 2016.
***	Incorporated by reference to exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 20, 2015.
****	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-72195) in the form declared effective on March 9, 1999.
*****	Incorporated by reference to the exhibits filed with Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-6 (File No. 001-35754) filed on June 28, 2017.
******	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on August 4, 2014.
*******	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 13, 2013.
********	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on February 28, 2020.
********* **********

Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on June 19, 2019.

Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on May 29, 2020.

***********	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on June 15, 2023.
************	Incorporated by reference to exhibits filed with Registrant’s Annual Report on Form 20-F filed on July 1, 2025.

(P) - Previously filed on paper form

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

	Infosys Limited /s/ Salil Parekh	Infosys Limited /s/ Jayesh Sanghrajka

	Salil Parekh	Jayesh Sanghrajka
Date: June 15, 2026	Chief Executive Officer and Managing Director	Chief Financial Officer